As filed with the Securities and Exchange Commission on October 14, 2020

Registration No. 333-238927

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Camber Energy, Inc.

(Exact name of Registrant as specified in its charter)

Nevada	1311	20-2660243
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1415 Louisiana, Suite 3500

Houston, Texas 77002

(210) 998-4035

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Louis G. Schott

Interim Chief Executive Officer

1415 Louisiana, Suite 3500

Houston, Texas 77002

(210) 998-4035

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Aaron D. McGeary, Esq. The McGeary Law Firm, P.C. 1600 Airport Fwy., Suite 300 Bedford, Texas 76022 (817) 282-5885	Lance Brunson, Esq. Callie Tempest Jones, Esq. Brunson Chandler & Jones, PLLC Walker Center 175 S. Main Street, 14th Floor Salt Lake City, Utah 84111 (801) 303-5737

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: ☐

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED OCTOBER 14, 2020

To the stockholders of Camber Energy, Inc. and Viking Energy Group, Inc.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On behalf of the boards of directors of Camber Energy, Inc. (“Camber”) and Viking Energy Group, Inc. (“Viking”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed business combination of Camber and Viking. We are requesting that you take certain actions as a Camber stockholder or a Viking stockholder, as described in greater detail below.

Pursuant to the Agreement and Plan of Merger, dated as of February 3, 2020, as amended by the First Amendment thereto dated on or around May 27, 2020, the Second Amendment thereto dated on or around June 15, 2020, and the Third Amendment thereto dated on or around June 25, 2020, and subsequently amended and restated by the Amended and Restated Agreement and Plan of Merger, dated as of August 31, 2020, which was amended by a First Amendment thereto dated October 9, 2020 (which we collectively refer to as the “merger agreement,” including as it may be amended from time to time), by and between Camber and Viking, a newly formed wholly-owned of Camber (“Merger Sub”) will merge with and into Viking (which we refer to as the “merger”) on the terms and subject to the conditions of the merger agreement, with Viking continuing as the surviving entity in the merger and a wholly-owned subsidiary of Camber. We sometimes refer to Camber following the merger and in its capacity as parent company of Viking as “Camber Viking” or the “combined company.”

In the merger, Viking stockholders will be entitled to receive a number of shares of Camber common stock for each share of Viking common stock they own and one share of Camber Series A Preferred Stock (discussed in greater detail below under “The Merger Agreement—Treatment of Viking Convertible Securities and Preferred Stock”, beginning on page 197) for each share of Viking preferred stock they own. The actual number of shares of Camber common stock that Viking stockholders will receive per share of Viking common stock (the “merger consideration”) will fluctuate based on a number factors described below and will not be known at the time Viking stockholders vote on the merger, and the market value of the merger consideration will fluctuate with the market price of Camber common stock and will not be known at the time Viking stockholders vote on the merger. While the number of shares of Camber Series A Preferred Stock will be fixed (i.e., such number will equal the number of Viking preferred stock outstanding at closing), the voting and conversion rights of such preferred stock will similarly fluctuate based on a number of factors described below and will not be known at the time Viking stockholders vote on the merger.

At the effective time of the merger (the “effective time”), (a) each share of Viking common stock issued and outstanding immediately prior to the effective time (other than Viking shares owned by Camber, Viking and Merger Sub) will be converted into the right to receive the pro rata share (when including the Viking preferred stock conversion rights (defined below)) of 80% of Camber’s post-effective time capitalization (Camber’s 20% share is referred to as the “Camber Percentage”), taking into account the number of shares of common stock of Camber outstanding on a fully-diluted basis, but without taking into account any shares of common stock which the holder of Camber’s Series C Preferred Stock can receive upon conversion of the Series C Preferred Stock (which are currently convertible into approximately 118,181,407 shares of common stock, subject to a 9.99% beneficial ownership limitation as discussed herein and to further adjustment as provided in the designation of such Series C Preferred Stock, and in connection with the proposed reverse stock split described below (and not including 15,348 shares of common stock which are currently held in abeyance subject to Camber increasing its authorized shares of common stock); and (b) each share of Viking preferred stock outstanding immediately prior to the effective time will be converted into one (1) share of Camber Series A Preferred Stock, which preferred stock will have the right to vote, and convert into, that number of shares of Camber common stock that its holder would have received in the merger, had such holder fully converted the Viking preferred stock into Viking common stock immediately prior to the effective time (which we refer to as the “Viking preferred stock conversion rights”). Holders of Viking common stock will have any fractional shares of Camber common stock after the merger rounded up to the nearest whole share. Neither Camber, nor Viking, currently anticipates any change to the Camber Percentage.

Based on the closing price of Camber’s common stock on the NYSE American stock exchange on February 4, 2020, the last trading day before public announcement of the merger and the fully diluted number of shares of Camber and Viking on that date (without taking into account the Series C Preferred Stock in the case of Camber, or the recent amendments to the Viking Series C Preferred Stock), the exchange ratio represented approximately $0.09 in value for each share of Viking common stock, without taking into account the proposed reverse stock split discussed below. Based on the closing price of Camber’s common stock on the NYSE American stock exchange on [●], 2020 of $[●], and the fully diluted number of shares of Camber and Viking on that date, the exchange ratio represented approximately $[●] in value for each share of Viking common stock. The value of the Camber common stock at the time of completion of the merger could be greater than, less than or the same as, the value of Camber common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of Camber common stock (trading symbol “CEI”) and Viking common stock (trading symbol “VKIN”). Following the completion of the merger, the common stock of the combined company will be listed on the NYSE American stock exchange under the symbol “CEI.”

The merger has been structured to qualify as a reorganization for federal income tax purposes. Accordingly, Viking stockholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of Viking common stock for Camber common stock in the merger.

Based on the number of shares of Viking common stock and Camber common stock considered outstanding on a fully diluted basis as of [●], 2020, Camber expects to issue approximately [●] million shares of Camber common stock to Viking stockholders in the aggregate in connection with the merger (when including shares of Camber common stock which will be issuable upon conversion of the Camber Series A Preferred Stock), representing total aggregate consideration of approximately $[●] in value, based on the closing price of Camber’s common stock on the NYSE American stock exchange on [●], 2020 of $[●]. Upon completion of the merger, we estimate that Viking stockholders as of immediately prior to the merger will collectively own approximately 80% and Camber stockholders as of immediately prior to the merger will own approximately 20% of the fully-diluted shares of common stock of the combined company (without regard to the fact that immediately prior to the merger, some stockholders may own both Camber and Viking stock), and without taking into account the conversion rights of Camber’s Series C Preferred Stock.

Camber and Viking will each hold a special meeting of their stockholders in connection with the merger. Camber stockholders will be asked to vote to approve among other things, the issuance of shares of Camber common stock, pursuant to the terms of the merger agreement, in an amount necessary to complete the merger and the other transactions contemplated by the merger agreement (which we refer to as the “Camber share issuance proposal”), and the voting and conversion terms of the Series A Preferred Stock of Camber (which we refer to as the “Camber preferred stock proposal”), each of which require the approval of the holders of a majority of the outstanding shares of stock entitled to vote thereon present in person or by proxy at the Camber special meeting, and to approve certain other matters related to the merger. Viking stockholders will be asked to approve the merger agreement and approve the merger (which we refer to as the “Viking merger proposal”), which requires the approval of the holders of a majority of the outstanding shares of Viking common stock and Viking preferred stock, and to approve certain other matters related to the merger.

The special meeting of Viking stockholders will be held on [●], 2020 at [●], at [●] local time. The special meeting of Camber stockholders will be held on [●], 2020 at [●], at [●] local time. Information about these meetings and the merger is contained in this joint proxy statement/prospectus. In particular, see “Risk Factors” beginning on page 30. We urge you to read this joint proxy statement/prospectus carefully and in its entirety.

Your vote is very important regardless of the number of shares of Camber common stock, Viking common stock or Viking Series C Preferred Stock that you own. The merger cannot be completed without the approval of the Camber share issuance proposal and Camber preferred stock proposal by Camber stockholders and the approval of the Viking merger proposal by the Viking stockholders. Whether or not you plan to attend your special meeting, please vote as soon as possible to make sure that your shares are represented at the meeting.

Each of our boards of directors recommends that holders of stock vote “FOR” each of the proposals to be considered at the respective meetings. We strongly support this combination of our companies and join our boards in their recommendations.

/s/ Robert Schleizer	/s/ James A. Doris
Chief Financial Officer and Director	Chief Executive Officer and Director
Camber Energy, Inc.	Viking Energy Group, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated [●], 2020, and is first being mailed to Camber stockholders and Viking stockholders on or about [●], 2020.

ADDITIONAL INFORMATION

Camber and Viking file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both Camber and Viking, which can be accessed at http://www.sec.gov. You can also request such information, and copies of any of the other information or documents attached hereto or incorporated herein, in writing, by e-mail or by telephone at the appropriate address below:

if you are a Camber stockholder: Camber Energy, Inc. 1415 Louisiana, Suite 3500 Houston, Texas 77002 Attn: Investor Relations Email: Info@camber.energy	if you are a Viking stockholder: Viking Energy Group, Inc. 15915 Katy Freeway, Suite 450 Houston, Texas 77094 Attn: Investor Relations Email: IR@vikingenergygroup.com

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the applicable special meeting. This means that Camber stockholders requesting documents must do so by [●], 2020 in order to receive them before the Camber special meeting, and Viking stockholders requesting documents must do so by [●], 2020 in order to receive them before the Viking special meeting.

No one has been authorized to provide you with information that is different from that contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [●], 2020, and you should assume that the information in this joint proxy statement/prospectus is accurate only as of such date. You should assume that the information included in this joint proxy statement/prospectus is accurate as of the date of such document. Neither the mailing of this joint proxy statement/prospectus to Camber stockholders or Viking stockholders, nor the issuance by Camber of shares of Camber common stock in connection with the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this joint proxy statement/prospectus regarding Camber has been provided by Camber, and information contained in this document regarding Viking has been provided by Viking.

See “Where You Can Find More Information” beginning on page 266 of the accompanying joint proxy statement/prospectus for further information.

Camber Energy, Inc.

1415 Louisiana, Suite 3500

Houston, TX 77002

Notice of Special Meeting of Stockholders

To Camber Stockholders:

On February 3, 2020, Camber Energy, Inc. (“Camber”) and Viking Energy Group, Inc. (“Viking”) entered into an Agreement and Plan of Merger, as amended by the First Amendment thereto dated on or around May 27, 2020, the Second Amendment thereto dated on or around June 15, 2020, and the Third Amendment thereto dated on or around June 25, 2020, and subsequently amended and restated by the Amended and Restated Agreement and Plan of Merger, dated as of August 31, 2020, which was amended by a First Amendment thereto dated October 9, 2020 (which we collectively refer to as the “merger agreement,” including as it may be further amended from time to time), pursuant to which a newly formed wholly-owned subsidiary of Camber (“Merger Sub”) will merge with and into Viking (which we refer to as the “merger”) on the terms and subject to the conditions of the merger agreement, with Viking continuing as the surviving entity in the merger and as a wholly-owned subsidiary of Camber. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

NOTICE IS HEREBY GIVEN that a special meeting of Camber stockholders (which we refer to as the “Camber special meeting,” including any adjournments or postponements thereof) will be held on [●], 2020 at [●], local time at [●]. We are pleased to notify you of and invite you to the Camber special meeting.

At the Camber special meeting you will be asked to vote on the following matters:

●

Proposal to approve the issuance of shares of Camber common stock pursuant to the terms of the merger agreement, in an amount necessary to complete the merger, the merger agreement and the other transactions contemplated by the merger agreement (the “Camber share issuance proposal”).

●

Proposal to approve the issuance of such number of shares of common stock exceeding 19.99% of Camber’s outstanding common stock, issuable upon conversion of the Series A Convertible Preferred Stock (“Series A Preferred Stock”) Camber plans to issue in connection with the merger, and the voting rights associated therewith (the “Camber Series A preferred stock proposal”).

●	Proposal to approve the issuance of such number of shares of common stock exceeding 19.99% of Camber’s outstanding common stock as of the June 22, 2020 date that the June 2020 Purchase Agreement (defined below) was entered into between Camber and Discover (i.e., over 20% of the 11,721,729 shares outstanding as of June 22, 2020), issuable upon conversion of the 630 shares of Series C Redeemable Convertible Preferred Stock (“Series C Preferred Stock”), including shares issuable for dividends and conversion premiums thereon sold pursuant to that certain Stock Purchase Agreement entered into with an institutional investor on June 22, 2020 (the “June 2020 Purchase Agreement”), and to approve the terms of such June 2020 Purchase Agreement (the “Camber Series C preferred stock proposal”).

●

Proposal to approve and adopt an amendment to Camber’s articles of incorporation (which we refer to as the “Camber charter”) to increase the number of authorized shares of Camber common stock from 25 million to 250 million, which will be effective upon the closing of the merger (or shortly prior to such closing)(such amendment being referred to as the “Camber charter amendment” and such proposal being referred to as the “Camber charter amendment proposal”).

●	Proposal to authorize the board of directors of Camber to effect a reverse stock split of Camber’s outstanding common stock in a ratio of between one-for-five and one-for-twenty-five (the “Camber reverse stock split”), in their sole discretion, as mutually agreed to between Camber and Viking, prior to the effectiveness of the merger (the “Camber reverse split proposal”).

●	Proposal to approve and adopt Camber’s 2020 Equity Incentive Plan (the “Camber equity plan proposal”).

●	Proposal to adjourn the Camber special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Camber share issuance proposal, Camber charter amendment proposal, Camber reverse split proposal, Camber equity plan proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Camber stockholders (the “Camber adjournment proposal”).

The board of directors of Camber has fixed the close of business on [●], 2020, as the record date for the Camber special meeting. Only holders of record of Camber common stock as of the close of business on the record date for the Camber special meeting are entitled to notice of, and to vote at, the Camber special meeting or any adjournment or postponement thereof.

Your vote is very important regardless of the number of shares of Camber common stock that you own. The merger cannot be completed without the approval of the Camber charter amendment proposal, Camber share issuance proposal, and Camber Series A preferred stock proposal by Camber stockholders and the closing conditions of the merger likely will not be met if the Camber reverse split proposal is not approved by Camber stockholders.

Camber’s board of directors recommends that holders of common stock vote “FOR” each of the proposals to be considered at the Camber special meeting.

Whether or not you plan to attend the Camber special meeting, please vote as soon as possible by either completing, signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope or voting using the telephone or Internet voting procedures described on your proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.

By Order of the Board of Directors

/s/ Robert Schleizer

Robert Schleizer

Chief Financial Officer and Director

[●], 2020

Viking Energy Group, Inc.

15915 Katy Freeway, Suite 450

Houston, TX 77094

Notice of Special Meeting of Stockholders

To Viking Stockholders:

On February 3, 2020, Viking Energy Group, Inc. (“Viking”) and Camber Energy, Inc. (“Camber”) entered into an Agreement and Plan of Merger, as amended by the First Amendment thereto dated on or around May 27, 2020, the Second Amendment thereto dated on or around June 15, 2020, and the Third Amendment thereto dated on or around June 25, 2020, and subsequently amended and restated by the Amended and Restated Agreement and Plan of Merger, dated as of August 31, 2020, which was amended by a First Amendment thereto dated October 9, 2020 (which we collectively refer to as the “merger agreement,” including as it may be further amended from time to time), pursuant to which a newly formed wholly-owned subsidiary of Camber (“Merger Sub”) will merge with and into Viking (which we refer to as the “merger”) on the terms and subject to the conditions of the merger agreement, with Viking continuing as the surviving entity in the merger and as a wholly-owned subsidiary of Camber. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

NOTICE IS HEREBY GIVEN that a special meeting of Viking stockholders (which we refer to as the “Viking special meeting,” including any adjournments or postponements thereof) will be held on [●], 2020 at [●], local time at [●]. We are pleased to notify you of and invite you to the Viking special meeting. The purpose of the Viking special meeting is to consider and vote upon the following matters:

●	Proposal to approve the merger agreement (which we refer to as the “Viking merger proposal”).
●	Proposal to approve, on an advisory (non-binding) basis, an amendment to Camber’s articles of incorporation (which we refer to as the “Camber charter”) to increase the number of authorized shares of Camber common stock from 25 million to 250 million (such amendment being referred to as the “Camber charter amendment” and such proposal being referred to as the “Viking charter amendment proposal”).

●	Proposal to approve, on an advisory (non-binding) basis, authority for the board of directors of Camber to affect a reverse stock split of Camber’s outstanding common stock in a ratio of between one-for-five and one-for-twenty-five (the “Camber reverse stock split”), in their sole discretion, as mutually agreed to between Camber and Viking, prior to the effectiveness of the merger (the “Viking reverse split proposal”).

●	Proposal to adjourn the Viking special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Viking merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Viking stockholders (which we refer to as the “Viking adjournment proposal”).

The board of directors of Viking has fixed the close of business on [●], 2020, as the record date for the Viking special meeting. Only holders of record of Viking common stock and Viking Series C Preferred Stock as of the close of business on the record date for the Viking special meeting are entitled to notice of, and to vote at, the Viking special meeting or any adjournment or postponement thereof.

Your vote is very important regardless of the number of shares of Viking common stock or Viking Series C Preferred Stock that you own. The merger cannot be completed without the approval of the Viking merger proposal by Viking stockholders.

Viking’s board of directors recommends that holders of common stock and Viking Series C Preferred Stock vote “FOR” each of the proposals to be considered at the Viking special meeting.

Whether or not you plan to attend the Viking special meeting, please vote as soon as possible by either completing, signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope or voting using the telephone or Internet voting procedures described on your proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.

By Order of the Board of Directors

/s/ James A. Doris

James A. Doris

Chief Executive Officer and Director

[●], 2020

QUESTIONS AND ANSWERS

The following are some questions that you may have about the merger, the Camber special meeting, or the Viking special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the Camber special meeting or the Viking special meeting. For your convenience, we have also provided a Glossary of Oil and Natural Gas Terms, beginning on page 263, of selected terms and abbreviations.

In this joint proxy statement/prospectus, unless the context otherwise requires:

●	“Camber” refers to Camber Energy, Inc., a Nevada corporation;

●	“Camber adjournment proposal” refers to the proposal to adjourn the Camber special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Camber special meeting to approve the Camber share issuance proposal or Camber charter amendment proposal, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Camber stockholders;

●	“Camber board” refers to the board of directors of Camber.

●	“Camber charter” means the articles of incorporation of Camber as in effect as of the date of this joint proxy statement/prospectus;

●	“Camber charter amendment” means the amendment of the Camber charter to increase the number of authorized shares of Camber common stock from 25 million to 250 million shares;

●	“Camber charter amendment proposal” refers to the proposal that Camber stockholders adopt the Camber charter amendment;

●	“Camber common stock” refers to the common stock of Camber, par value $0.001 per share;

●	“Camber equity plan proposal” means the proposal for the Camber stockholders to approve Camber’s 2020 Equity Incentive Plan;

●	“Camber Percentage” refers to 20%.

●	“Camber reverse stock split” means a reverse stock split of Camber’s outstanding common stock in a ratio of between one-for-five and one-for-twenty-five, as mutually agreed to between Camber and Viking, to be approved by the board of directors of Camber, in their sole discretion;

●	“Camber reverse split proposal” means the proposal for the Camber stockholders to authorize the board of directors of Camber to approve the Camber reverse stock split, prior to the effectiveness of the merger;

●	“Camber Series A Preferred Stock” refers to the Series A Convertible Preferred Stock of Camber, par value of $0.001 per share;

●	“Camber’s Series C Preferred Stock” refers to Camber’s Series C Redeemable Convertible Preferred Stock, par value $0.001 per share;

●	“Camber Series A preferred stock proposal” refers to the proposal to approve the issuance of such number of shares of common stock exceeding 19.99% of Camber’s outstanding common stock, issuable upon conversion of the Series A Preferred Stock Camber plans to issue in connection with the merger, and the voting rights associated therewith.

●	“Camber Series C preferred stock proposal” refers to the proposal that Camber stockholders approve the issuance of such number of shares of common stock exceeding 19.99% of Camber’s outstanding common stock, issuable upon conversion of the 630 shares of Series C Preferred Stock, including shares issuable for dividends and conversion premiums thereon sold pursuant to the June 2020 Purchase Agreement, which includes the potential issuance of 20% or more of our outstanding shares of common stock as of the June 22, 2020 date that the June 2020 Purchase Agreement was entered into between us and Discover (i.e., over 20% of the 11,721,729 shares outstanding as of June 22, 2020), and the terms of such June 2020 Purchase Agreement;

●	“Camber share issuance proposal” refers to the proposal that Camber stockholders approve the issuance of shares of Camber common stock pursuant to the terms of the merger agreement, in an amount necessary to complete the merger, the merger agreement, and the other transactions contemplated by the merger agreement;

●	“Camber special meeting” refers to the special meeting of Camber stockholders to consider and vote upon the Camber share issuance proposal, Camber Series A preferred stock proposal, Camber Series C preferred stock proposal, Camber charter amendment proposal, Camber reverse stock split proposal, and Camber equity plan proposal and related matters, including any adjournments or postponements thereof;

●	“Camber stockholder” refers to one or more holders of Camber common stock, as applicable;

●	“Camber Viking” or the “combined company” refers to Camber following the merger, including in its capacity as the parent company of Viking;

●	“Camber Viking board” refers to the board of directors of Camber Viking following the merger;

●	“Camber Viking preferred stock” refers to the preferred stock of Camber Viking following the merger;

●	“Camber Viking stockholder” refers to one or more holders of Camber Viking common stock or Camber Viking preferred stock, as applicable;

●	“Code” refers to the Internal Revenue Code of 1986, as amended;

●	“Discover” means Discover Growth Fund, an institutional investor that has funded Camber in the past and which holds Camber’s Series C Preferred Stock.

●	“effective time” refers to the effective time of the merger;

●	“Elysium” means Elysium Energy Holdings, LLC, a Nevada limited liability currently owned 30% by Camber and 70% by Viking;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“exchange ratio” refers to the number of shares of Camber common stock, and the number of shares of Camber common stock issuable upon conversion of Camber Series A Preferred Stock, issuable in the merger per share of Viking common stock and convertible upon conversion of Camber Series A Preferred Stock issuable in the merger;

●	“Lineal” means Lineal Star Holdings, LLC, which Camber acquired pursuant to a July 8, 2019, Agreement and Plan of Merger which was effectively rescinded pursuant to a Preferred Stock Redemption Agreement dated December 31, 2019;

●	“Mercer Capital” refers to Mercer Capital Management, Inc.;

●	“merger” refers to the merger of Merger Sub with and into Viking, on the terms and subject to the conditions of the merger agreement, with Viking continuing as the surviving entity in the merger and as a wholly-owned subsidiary of Camber;

●	“merger agreement” refers to the Agreement and Plan of Merger, dated as of February 3, 2020, as amended by the First Amendment thereto dated on or around May 27, 2020, the Second Amendment thereto dated on or around June 15, 2020, and the Third Amendment thereto dated on or around June 25, 2020, and subsequently amended and restated by the Amended and Restated Agreement and Plan of Merger, dated as of August 31, 2020, which was amended by a First Amendment thereto dated October 9, 2020, each by and among Camber and Viking, as it may be further amended from time to time in accordance with its terms. Specifically, as used in this joint proxy statement/prospectus, references to the “merger agreement” refer to the Amended and Restated Plan of Merger (as amended) if such references refer to present time, or any date after August 31, 2020, and the original Agreement and Plan of Merger, as amended through such applicable date, if such references refer to a date prior to August 31, 2020. Only the Amended and Restated Agreement and Plan of Merger and the First Amendment thereto are included as Annex A hereto, as such Amended and Restated Agreement and Plan of Merger restated all prior amendments to the merger agreement as of such date;

●	“merger consideration” means the shares of Camber common stock the Viking stockholders are entitled to receive pursuant to the merger agreement and the Camber Series A Preferred Stock the Viking preferred stockholders are entitled to receive pursuant to the merger agreement;

●	“Merger Sub” means Viking Merger Sub, Inc., a Nevada corporation, a newly formed wholly-owned subsidiary of Camber which will merge with and into Viking in the merger pursuant to the merger agreement;

●	“NRS” refers to Chapters 78 and 92A of the Nevada Revised Statutes of the State of Nevada, as amended;

●	“NYSE American” refers to the NYSE American stock exchange;

●	“OTCQB” refers to the over-the-counter OTC Link Alternative Trading System (ATS) operated by OTC Markets Group, Inc.;

●	“Scalar” refers to Scalar, LLC;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“Series C Preferred Stock” refers to either Camber’s Series C Preferred Stock or the Viking Series C Preferred Stock as the context requires;

●	“Viking” refers to Viking Energy Group, Inc., a Nevada corporation;

●	“Viking adjournment proposal” refers to the proposal to adjourn the Viking special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Viking special meeting to approve the Viking merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Viking stockholders;

●	“Viking board” refers to the board of directors of Viking;

●	“Viking common stock” refers to the common stock of Viking, par value $0.001 per share;

●	“Viking charter amendment proposal” refers to the proposal that Viking stockholders approve, by advisory (non-binding) vote, the Camber charter amendment;

●	“Viking merger proposal” refers to the proposal that Viking stockholders approve the merger agreement and approve the merger;

●	“Viking reverse split proposal” refers to the proposal that Viking stockholders approve, by advisory (non-binding) vote, the Camber reverse stock split;

●	“Viking Series C Preferred Stock” refers to Viking’s Series C Preferred Stock, par value $0.001 per share;

●	“Viking special meeting” refers to the special meeting of Viking stockholders to consider and vote upon the Viking merger proposal and related matters, including any adjournments or postponements thereof; and

●	“Viking stockholder” refers to one or more holders of Viking common stock and/or Viking Series C Preferred Stock, as applicable.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	You are receiving this joint proxy statement/prospectus because Camber and Viking have agreed to combine their companies in a merger, structured as a merger of a newly formed wholly-owned subsidiary of Camber, Viking Merger Sub, Inc., a Nevada corporation (“Merger Sub”) with and into Viking (the “merger”), with Viking continuing as the surviving entity in the merger and as a wholly-owned subsidiary of Camber thereafter. A copy of the Amended and Restated Agreement and Plan of Merger, dated as of August 31, 2020, and the First Amendment thereto dated October 9, 2020, by and among Camber and Viking (collectively, the “merger agreement”), which provides for the merger, is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. Because the Amended and Restated Agreement and Plan of Merger restated all prior amendments to the merger agreement, only the Amended and Restated Agreement and Plan of Merger and the First Amendment thereto have been included with this joint proxy statement/prospectus; however, the original merger agreement, the first amendment, second amendment and third amendment thereto can be found in Camber’s and Viking’s filings with the SEC at www.sec.gov.

In order to complete the merger, among other things:

●	Camber stockholders must approve the issuance of shares of Camber common stock pursuant to the terms of the merger agreement, in an amount necessary to complete the merger, the merger agreement, and the other transactions contemplated by the merger agreement (the “Camber share issuance proposal”);

●	Camber stockholders must approve the issuance of such number of shares of common stock exceeding 19.99% of Camber’s outstanding common stock, issuable upon conversion of the Series A Convertible Preferred Stock (“Series A Preferred Stock”) Camber plans to issue in connection with the merger, and the voting rights associated therewith (the “Camber Series A preferred stock proposal”);

●	Camber stockholders must approve and adopt an amendment to Camber’s articles of incorporation (the “Camber charter”) to increase the number of authorized shares of Camber common stock from 25 million to 250 million shares, effective at the effective time of the merger (such amendment the “Camber charter amendment” and such proposal the “Camber charter amendment proposal”); and

●	Viking stockholders must approve the merger agreement and approve the merger (the “Viking merger proposal”).

Additionally, it is anticipated that in order for Camber’s common stock to be authorized for continued trading on the NYSE American following the merger, Camber will need to complete a reverse stock split in order to meet the minimum stock price requirements of the NYSE American, and as such, it expected that in the event the Camber reverse split proposal is not approved by the Camber stockholders, the conditions to closing the merger will not be met and the merger will not close.

Camber is holding a special meeting of Camber stockholders (the “Camber special meeting,” including any adjournments or postponements thereof) to obtain approval of the Camber share issuance proposal, Camber Series A preferred stock proposal, the Camber Series C preferred stock proposal, the Camber charter amendment proposal, Camber reverse stock split proposal, and Camber equity plan proposal. Camber stockholders will also be asked to approve the proposal to adjourn the Camber special meeting to solicit additional proxies if there are not sufficient votes at the time of the Camber special meeting to approve the Camber share issuance proposal, Camber Series A preferred stock proposal, the Camber charter amendment proposal, Camber reverse stock split proposal or Camber equity plan proposal, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Camber stockholders (the “Camber adjournment proposal”). The approval of the Camber adjournment proposal, the Camber Series C preferred stock proposal, and the Camber equity plan proposal by the Camber stockholders are not required in order to complete the merger.

Viking is holding a special meeting of Viking stockholders (the “Viking special meeting,” including any adjournments or postponements thereof) to obtain approval of the Viking merger proposal. Viking stockholders will also be asked to approve, on an advisory (non-binding) basis, an amendment to the Camber charter, effective upon the completion of the merger, to increase the number of authorized shares of Camber common stock from 25 million to 250 million shares (the “Viking charter amendment proposal”), authority for Camber’s board of directors to approve a reverse stock split of Camber’s outstanding common stock in a ratio of between one-for-five and one-for-twenty-five, prior to the closing of the merger (the “Viking stock split proposal”), and to approve the proposal to adjourn the Viking special meeting to solicit additional proxies if there are not sufficient votes at the time of the Viking special meeting to approve the Viking merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Viking stockholders (the “Viking adjournment proposal”). Neither the approval of the Viking charter amendment proposal, Viking reverse split proposal, nor the approval of the Viking adjournment proposal by the Viking stockholders is required in order to complete the merger.

This document is also a prospectus that is being delivered to Viking stockholders because, in connection with the merger, Camber is offering shares of Camber common stock to Viking stockholders.

This joint proxy statement/prospectus contains important information about the merger agreement and the merger. You should read it carefully and in its entirety. The enclosed materials allow you to vote your shares of common stock without attending the meeting either by completing and submitting the enclosed proxy card or voting using the telephone or Internet voting procedures described on your proxy card. Your vote is important, and we encourage you to vote or submit your proxy as soon as possible.

Q:	What will happen in the merger?

A:

In the merger, Merger Sub will merge with and into Viking, with Viking continuing as the surviving entity in the merger as a wholly-owned subsidiary of Camber. Each share of (a) Viking common stock issued and outstanding immediately prior to the effective time of the merger (the “effective time”) (other than certain shares owned by Camber, Viking or Merger Sub) will be converted into the right to receive a number of shares (the “exchange ratio” and such shares, the “merger consideration”) of Camber common stock calculated as follows: (w) the number of shares of Camber common stock considered outstanding on a fully-diluted basis immediately prior to the effective time of the merger (the “effective time”), excluding any shares into which Camber’s Series C Preferred Stock may be convertible, (x) multiplied by 80% (100% minus the Camber Percentage (20%)), (y) divided by the Camber Percentage (20%), (z) divided by the number of shares of Viking common stock considered outstanding on a fully diluted basis immediately prior to the merger, rounded up to the nearest one-hundred thousandth (1/100,000th); and (b) Viking Series C Preferred Stock issued and outstanding immediately prior to the effective time will be converted into one share of Camber Series A Preferred Stock, which Camber Series A Preferred Stock will have the right to vote, and convert into, that number of shares of Camber common stock that its holder would have had the right to receive upon closing the merger, had the Viking Series C Preferred Stock been fully converted into Viking common stock immediately prior to the effective time.

After completion of the merger, Viking will no longer be a public company, and the Viking common stock will no longer be quoted on the OTCQB, will be deregistered under the Exchange Act, and will cease to be publicly traded. Camber stockholders will continue to own their existing shares of common stock and preferred stock. Following the merger, shares of Camber Viking common stock will be traded on the NYSE American. See “The Merger Agreement—Structure of the Merger” beginning on page 193 and the merger agreement for more information about the merger and the calculation of the exchange ratio.

Q:	When and where will each of the special meetings take place?
A:

The Camber special meeting will be held at [●] on [●], 2020 at [●] local time.

The Viking special meeting will be held at [●] on [●], 2020 at [●] local time.

Even if you plan to attend your respective company’s special meeting, Camber and Viking recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting. Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker, or other nominee giving you the right to vote the shares.

As described above and throughout this joint proxy statement/prospectus, both Camber and Viking intend to hold their special meetings in person. However, both Camber and Viking are monitoring the situation regarding COVID-19 (coronavirus), taking into account guidance from public health officials and applicable ‘stay-at-home’ orders. The health and well-being of Camber’s and Viking’s employees and stockholders are our top priority. Accordingly, both Camber and Viking are planning for the possibility that one or both of the special meetings may be held in a different location or solely by means of remote communication (i.e., a virtual-only meeting). Camber and Viking will announce any such updates as promptly as practicable, including details on how to participate, by press release, through a filing with the SEC and on their websites. We encourage you to check Camber’s and Viking’s websites prior to the special meetings if you plan to attend. As always, we encourage you to vote your shares prior to the special meetings.

Q:	What matters will be considered at each of the special meetings?

A:	At the Camber special meeting, Camber stockholders will be asked to consider and vote on the following proposals:

●	Camber Proposal 1: The Camber share issuance proposal. Approval of (a) the issuance of shares of Camber common stock, pursuant to the terms of the merger agreement, in an amount necessary to complete the merger and the other transactions contemplated by the merger agreement, (b) the merger agreement, and (c) the other transactions contemplated by the merger agreement (which we refer to in this joint proxy statement/prospectus as the “Camber share issuance proposal”);

●	Camber Proposal 2: The Camber Series A preferred stock proposal. Approval of the issuance of such number of shares of common stock exceeding 19.99% of Camber’s outstanding common stock, issuable upon conversion of the Series A Preferred Stock Camber plans to issue in connection with the merger, and the voting rights associated therewith (which we refer to in this joint proxy statement/prospectus as the “Camber Series A preferred stock proposal”);

●	Camber Proposal 3: The Camber Series C preferred stock proposal. Approval of the issuance of such number of shares of common stock exceeding 19.99% of Camber’s outstanding common stock, issuable upon conversion of the 630 shares of Series C Preferred Stock, including shares issuable for dividends and conversion premiums thereon sold pursuant to that certain June 2020 Stock Purchase Agreement, which includes the potential issuance of 20% or more of our outstanding shares of common stock as of the June 22, 2020 date that the June 2020 Purchase Agreement was entered into between us and Discover (i.e., over 20% of the 11,721,729 shares outstanding as of June 22, 2020), and to approve the terms of such June 2020 Stock Purchase Agreement (which we refer to in this joint proxy statement/prospectus as the “Camber Series C preferred stock proposal”);

●	Camber Proposal 4: The Camber charter amendment proposal. Adoption and approval of an amendment to the Camber charter (which we refer to in this joint proxy/statement/prospectus as the “Camber charter amendment”), effective upon the completion of the merger, to increase the number of authorized shares of Camber common stock from 25 million to 250 million shares (which we refer to in this joint proxy statement/prospectus as the “Camber charter amendment proposal”);

●	Camber Proposal 5: The Camber reverse split proposal. Authorization and approval of the board of directors of Camber to affect a reverse stock split of Camber’s outstanding common stock in a ratio of between one-for-five and one-for-twenty-five, in their sole discretion, as mutually agreed to between Camber and Viking, prior to the effectiveness of the merger (which we refer to in this joint proxy statement/prospectus as the “Camber reverse split proposal”);

●	Camber Proposal 6: The Camber equity plan proposal. Approval of Camber’s 2020 Equity Incentive Plan (which we refer to in this joint proxy statement/prospectus as the “Camber equity plan proposal”); and

●	Camber Proposal 7: The Camber adjournment proposal. Approval of the adjournment of the Camber special meeting to solicit additional proxies if there are not sufficient votes at the time of the Camber special meeting to approve the Camber share issuance proposal, Camber Series A preferred stock proposal, the Camber charter amendment proposal, the Camber reverse split proposal, the Camber equity plan proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Camber stockholders (which we refer to in this joint proxy statement/prospectus as the “Camber adjournment proposal”).

At the Viking special meeting, Viking stockholders will be asked to consider and vote on the following proposals:

●	Viking Proposal 1: The Viking merger proposal. Approval of the merger agreement (which we refer to in this joint proxy statement/prospectus as the “Viking merger proposal”);

●	Viking Proposal 2: The Viking charter amendment proposal. Approval of, on an advisory (non-binding) basis, an amendment to the Camber charter, effective upon the completion of the merger, to increase the number of authorized shares of Camber common stock from 25 million to 250 million shares (which we refer to in this joint proxy statement/prospectus as the “Viking charter amendment proposal”);

●	Viking Proposal 3: The Viking reverse split proposal. Approval of authority for the board of directors of Camber to affect a reverse stock split of Camber’s outstanding common stock in a ratio of between one-for-five and one-for-twenty-five, in their sole discretion, as mutually agreed to between Camber and Viking, prior to the effectiveness of the merger (which we refer to in this joint proxy statement/prospectus as the “Viking reverse split proposal”);

●	Viking Proposal 4: The Viking adjournment proposal. Approval of the adjournment of the Viking special meeting to solicit additional proxies if there are not sufficient votes at the time of the Viking special meeting to approve the Viking merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Viking stockholders (which we refer to in this joint proxy statement/prospectus as the “Viking adjournment proposal”).

In order to complete the merger, among other things: Camber stockholders must approve the Camber share issuance proposal, the Camber Series A preferred stock proposal, and the Camber charter amendment proposal, and Viking stockholders must approve the Viking merger proposal.

Additionally, it is anticipated that in order for Camber’s common stock to be authorized for continued trading on the NYSE American following the merger, Camber will need to complete a reverse stock split in order to meet the minimum stock price requirements of the NYSE American, and as such, it is expected that in the event the Camber reverse split proposal is not approved by the Camber stockholders, the conditions to closing the merger will not be met and the merger will not close.

Q:	What will Viking stockholders receive in the merger?

A:

In the merger, Viking common stockholders will be entitled to receive a number of shares of Camber common stock for each share of Viking common stock they own and Viking Series C Preferred Stock holders will receive one share of Camber Series A Preferred Stock (described in greater detail under “Description of Camber Capital Stock – Description of Capital Stock – Preferred Stock - Series A Convertible Preferred Stock”, beginning on page 224) for each share of Viking Series C Preferred Stock they own. The actual number of shares of Camber common stock that Viking stockholders will receive per share of Viking common stock and which will be issuable upon conversion of the Camber Series A Preferred Stock (collectively, the exchange ratio) will fluctuate based on a number of factors described below and will not be known at the time Viking stockholders vote on the merger, and the market value of the merger consideration will fluctuate with the market price of Camber common stock and will not be known at the time Viking stockholders vote on the merger.

At the effective time of the merger, (a) each share of Viking common stock issued and outstanding immediately prior to the effective time (other than Viking shares owned by Camber, Viking and Merger Sub) will be converted into the right to receive the pro rata share (when including the Viking preferred stock conversion rights (defined below)) of 80% of Camber’s post-effective time capitalization (Camber’s 20% share is referred to as the “Camber Percentage”), taking into account the number of shares of common stock of Camber outstanding on a fully-diluted basis, but without taking into account any shares of common stock which the holder of Camber’s Series C Preferred Stock can receive upon conversion of the Series C Preferred Stock; and (b) each share of Viking preferred stock outstanding immediately prior to the effective time, will be converted into one (1) share of Camber Series A Preferred Stock, which preferred stock will have the right to vote, and convert into, that number of shares of Camber common stock as its holder would have received in the merger, had such Viking preferred stock been fully converted into Viking common stock immediately prior to the effective time (which we refer to as the “Viking preferred stock conversion rights”). Camber will not issue any fractional shares of Camber common stock in the merger. Instead, holders of Viking common stock will have any fractional shares of Camber common stock after the merger rounded up to the nearest whole share. Neither Camber nor Viking, currently anticipate any change to the Camber Percentage.

Q:	What will Camber stockholders receive in the merger?

A:	In the merger, Camber stockholders will not receive any consideration, and their shares of Camber stock will remain outstanding and will constitute shares of the combined company. Following the merger, shares of Camber Viking common stock will be traded on the NYSE American. The shares of Camber’s Series C Preferred Stock outstanding prior to the merger will continue to remain outstanding and will continue to have conversion rights into Camber Viking common stock following the merger, on the same terms as they had prior to the merger.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:

Yes. The number of shares of Camber common stock that Viking stockholders will receive (and which will be issuable upon conversion of the Camber Series A Preferred Stock which Viking preferred stockholders will receive) will fluctuate based on a number of factors described above (i.e., the number of shares of Camber and Viking common stock considered outstanding immediately prior to the effective time of the merger on a fully-diluted basis), and the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value of Camber common stock.

Based on the closing price of Camber common stock on the NYSE American on February 4, 2020, the last trading day before the public announcement of the merger, and the fully diluted number of shares of Camber and Viking on that date (without taking into account the conversion rights of the holder of Camber’s Series C Preferred Stock, or the recent amendments to the Viking Series C Preferred Stock), the exchange ratio represented approximately $0.09 in value for each share of Viking common stock. Based on the closing price of Camber’s common stock on the NYSE American stock exchange on [●], 2020 of $[●], and the fully diluted number of shares of Camber and Viking on that date (without taking into account the conversion rights of the holder of Camber’s Series C Preferred Stock, which are currently convertible into approximately 118,181,407 shares of common stock, subject to a 9.99% beneficial ownership limitation and to further adjustment as provided in the designation of such Series C Preferred Stock and not including 15,348 shares of common stock which are currently held in abeyance subject to Camber increasing its authorized shares of common stock), the exchange ratio represented approximately $[●] in value for each share of Viking common stock. Any fluctuation in the market price of Camber common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Camber common stock that Viking stockholders will receive. We urge you to obtain current market quotations of Camber common stock (trading symbol “CEI”) and Viking common stock (trading symbol “VKIN”).

Q:	How will the merger affect Viking warrants, options, convertible promissory notes, and preferred stock?

A:

At the effective time, each outstanding Viking warrant or option will vest (if not already vested and granted prior to February 3, 2020) and be converted into Camber warrants or options, as applicable, with proportional adjustments to the number of shares and the per share exercise price based on the exchange ratio.

At the effective time, each outstanding Viking convertible promissory note will be converted into a Camber convertible promissory note having the same terms and conditions, except that the conversion price, shares issuable upon conversion or reserved for issuance thereunder and related matters shall be adjusted based on the exchange ratio.

Immediately prior to the effective time, there shall be no more than 28,092 shares of Viking preferred stock outstanding, all of which shall be shares of Viking Series C Preferred Stock. The outstanding Series C Preferred Stock of Viking at the effective time will be converted into an identical number of shares of Camber Series A Preferred Stock (as discussed below under “Description of Camber Capital Stock – Description of Capital Stock – Preferred Stock - Series A Convertible Preferred Stock”, beginning on page 224), which will have substantially similar terms as the Series C Preferred Stock of Viking (as discussed below under “The Merger Agreement—Treatment of Viking Convertible Securities and Preferred Stock”, beginning on page 197), except that such Camber Series A Preferred Stock shares will have the right to vote, and convert into, the number of shares of Camber common stock that its holder would have received in the merger had the Viking Series C Preferred Stock been fully-converted into common stock of Viking immediately prior to the Effective Time. Currently, all 28,092 shares of Viking Series C Preferred Stock outstanding are held by Viking’s CEO and director, James Doris.

For details on the treatment of Viking convertible securities, including additional details regarding Viking’s preferred stock, see “The Merger Agreement—Treatment of Viking Convertible Securities and Preferred Stock” beginning on page 197.

Q:	How will the merger affect Camber equity awards?
A:

Each warrant or option to purchase shares of Camber common stock will not be impacted by the merger and will continue to be a warrant or option in respect of Camber common stock following the effective time, subject to the same terms and conditions that were applicable to such warrant or option before the effective time.

For details on the treatment of Camber equity awards, see “The Merger Agreement—Treatment of Camber Convertible Securities and Preferred Stock” beginning on page 198.

Q:	How does the Camber board recommend that I vote at the Camber special meeting?
A:

The Camber board recommends that you vote “FOR” the Camber share issuance proposal, “FOR” the Camber Series A preferred stock proposal, “FOR” the Camber Series C preferred stock proposal, “FOR” the Camber charter amendment proposal, “FOR” the Camber reverse split proposal, “FOR” the Camber equity plan proposal and “FOR” the Camber adjournment proposal.

In considering the recommendations of the Camber board, Camber stockholders should be aware that Camber directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Camber stockholders generally. For a more complete description of these interests, see “The Merger—Interests of Camber’s Directors and Executive Officers in the Merger” beginning on page 190.

Q:	How does the Viking board recommend that I vote at the Viking special meeting?

A:

The Viking board recommends that you vote “FOR” the Viking merger proposal, “FOR” the Viking charter amendment proposal, “FOR” the Viking reverse split proposal, and “FOR” the Viking adjournment proposal.

In considering the recommendations of the Viking board, Viking stockholders should be aware that Viking directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Viking stockholders generally. For a more complete description of these interests, see “The Merger—Interests of Viking’s Directors and Executive Officers in the Merger” beginning on page 188.

Q:	Who is entitled to vote at the Camber special meeting?

A:

The record date for the Camber special meeting is [●], 2020. All Camber stockholders who held shares at the close of business on the record date for the Camber special meeting are entitled to receive notice of, and to vote at, the Camber special meeting.

Each Camber stockholder is entitled to cast one (1) vote on each matter properly brought before the Camber special meeting for each share of Camber common stock that such holder owned of record as of the record date. As of the close of business on the record date for the Camber special meeting, there were [●] outstanding shares of Camber common stock. Physical attendance at the special meeting is not required to vote. See below and “The Camber Special Meeting—Proxies” beginning on page 76 for instructions on how to vote your shares without attending the Camber special meeting.

Q:	Who is entitled to vote at the Viking special meeting?

A:

The record date for the Viking special meeting is [●], 2020. All Viking stockholders who held shares at the close of business on the record date for the Viking special meeting are entitled to receive notice of, and to vote at, the Viking special meeting.

Each Viking stockholder is entitled to cast one (1) vote on each matter properly brought before the Viking special meeting for each share of Viking common stock that such holder owned of record as of the record date and 4,900 votes on each matter properly brought before the Viking special meeting for each share of Viking Series C Preferred Stock that such holder owned as of record as of the record date. As of the close of business on the record date for the Viking special meeting, there were [●] outstanding shares of Viking common stock and 28,092 outstanding shares of Viking Series C Preferred Stock, for a total of [●] outstanding voting shares. Physical attendance at the special meeting is not required to vote. See below and “The Viking Special Meeting—Proxies” beginning on page 103 for instructions on how to vote your shares without attending the Viking special meeting.

Q:	What constitutes a quorum for the Camber special meeting?
A:	Holders of at least 33% of the shares of Camber common stock entitled to vote at the special meeting, present in person or represented by proxy, will be necessary to constitute a quorum for the transaction of business at the Camber special meeting. If you fail to submit a proxy or to vote at the Camber special meeting, your shares of Camber common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum. Broker non-votes, which occur when a stockholder’s broker or nominee does not have voting instructions or discretionary authority to vote on the matter, will not be counted for the purpose of determining the presence of a quorum for the transaction of business at the Camber special meeting.

Q:	What constitutes a quorum for the Viking special meeting?

A:	Holders of a majority of the shares entitled to vote at the special meeting, present in person or represented by proxy, will be necessary to constitute a quorum for the transaction of business at the Viking special meeting. If you fail to submit a proxy or to vote at the Viking special meeting, your shares will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum. Broker non-votes, which occur when a stockholder’s broker or nominee does not have voting instructions or discretionary authority to vote on the matter, will not be counted for the purpose of determining the presence of a quorum for the transaction of business at the Viking special meeting.

Q:	What vote is required for the approval of each proposal at the Camber special meeting?

A:

Camber Proposal 1: Camber share issuance proposal. Approval of the Camber share issuance proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Camber share issuance proposal present in person or by proxy at the Camber special meeting. Shares of Camber common stock not present (in person or by proxy) at the Camber special meeting and broker non-votes will have no effect on the outcome of the Camber share issuance proposal. Abstentions will have the same effect as votes cast “AGAINST” the Camber share issuance proposal.

Camber Proposal 2: The Camber Series A preferred stock proposal. Approval of the Camber Series A preferred stock proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Camber Series A preferred stock proposal present in person or by proxy at the Camber special meeting. Shares of Camber common stock not present (in person or by proxy) at the Camber special meeting and broker non-votes will have no effect on the outcome of the Camber Series A preferred stock proposal. Abstentions will have the same effect as votes cast “AGAINST” the Camber share issuance proposal.

Camber Proposal 3: The Camber Series C preferred stock proposal. Approval of the Camber Series C preferred stock proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Camber Series C preferred stock proposal present in person or by proxy at the Camber special meeting. Shares of Camber common stock not present (in person or by proxy) at the Camber special meeting and broker non-votes will have no effect on the outcome of the Camber Series C preferred stock proposal. Abstentions will have the same effect as votes cast “AGAINST” the Camber share issuance proposal.

Camber Proposal 4: Camber charter amendment proposal. Adoption and approval of the Camber charter amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Camber charter amendment proposal present in person or by proxy at the Camber special meeting. Shares of Camber common stock not present (in person or by proxy) at the Camber special meeting, and shares present but not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the Camber charter amendment proposal.

Camber Proposal 5: Camber reverse split proposal. Adoption and approval of the Camber reverse split proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Camber reverse split proposal present in person or by proxy at the Camber special meeting. Shares of Camber common stock not present (in person or by proxy) at the Camber special meeting, and shares present but not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the Camber reverse split proposal.

Camber Proposal 6: Camber equity plan proposal. Approval of the Camber equity plan proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Camber equity plan proposal present in person or by proxy at the Camber special meeting. Shares of Camber common stock not present (in person or by proxy) at the Camber special meeting and broker non-votes will have no effect on the outcome of the Camber equity plan proposal. Abstentions will have the same effect as votes cast “AGAINST” the Camber equity plan proposal.

Camber Proposal 7: Camber adjournment proposal. Approval of the Camber adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Camber adjournment proposal present in person or by proxy at the Camber special meeting. Shares of Camber common stock not present (in person or by proxy) at the Camber special meeting and broker non-votes will have no effect on the outcome of the Camber adjournment proposal. Abstentions will have the same effect as votes cast “AGAINST” the Camber adjournment proposal.

Q:	What vote is required for the approval of each proposal at the Viking special meeting?
A:

Viking Proposal 1: Viking merger proposal. Approval of the Viking merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Viking common stock and Viking Series C Preferred Stock entitled to vote on the Viking merger proposal, voting together. Shares of Viking common stock and Viking Series C Preferred Stock not present (in person or by proxy) at the Viking special meeting, and shares present but not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the Viking merger proposal.

Viking Proposal 2: Viking charter amendment proposal. Approval of the Viking charter amendment proposal requires the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Viking charter amendment proposal. Shares of Viking common stock and Viking Series C Preferred Stock not present (in person or by proxy) at the Viking special meeting and broker non-votes will have no effect on the outcome of the Viking charter amendment proposal. Abstentions will have the same effect as votes cast “AGAINST” the Viking charter amendment proposal. As further described below, the vote on the Viking charter amendment proposal by Viking stockholders is advisory (non-binding) and will have no impact on whether the Camber charter amendment is approved by Camber stockholders under applicable law.

Viking Proposal 3: Viking reverse split proposal. Approval of the Viking reverse split proposal requires the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Viking reverse split proposal. Shares of Viking common stock and Viking Series C Preferred Stock not present (in person or by proxy) at the Viking special meeting and broker non-votes will have no effect on the outcome of the Viking reverse split proposal. Abstentions will have the same effect as votes cast “AGAINST” the Viking reverse split proposal. As further described below, the vote on the Viking reverse split proposal by Viking stockholders is advisory (non-binding) and will have no impact on whether the Camber reverse split proposal is approved by Camber stockholders under applicable law.

Viking Proposal 4: Viking adjournment proposal. Approval of the Viking adjournment proposal requires the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Viking adjournment proposal. Shares of Viking common stock and Viking Series C Preferred Stock not present (in person or by proxy) at the Viking special meeting and broker non-votes will have no effect on the outcome of the Viking adjournment proposal. Abstentions will have the same effect as votes cast “AGAINST” the Viking adjournment proposal.

Q:	Why are Viking stockholders being asked to consider and vote on a proposal to approve the Camber charter amendment (i.e., the Viking charter amendment proposal) and the Camber reverse stock proposal (i.e., the Camber reverse stock split)?

A:	Even though approval by Viking stockholders of the Camber charter amendment and Camber reverse stock split is not a condition to the closing of the merger, the SEC has issued interpretive guidance with respect to the “unbundling” of proposals under the Exchange Act that requires Viking stockholders (in their capacity as stockholders of Viking) to also separately vote on the Camber charter amendment and Camber reverse stock split. As further described below, this vote by Viking stockholders is advisory (non-binding) and will have no impact on whether the Camber charter amendment or Camber reverse stock split is approved by Camber stockholders under applicable law.

Q:	What if I hold shares in both Camber and Viking?

A:	If you hold shares of both Camber common stock and Viking common stock or Viking Series C Preferred Stock, you will receive two (2) separate packages of proxy materials. A vote cast as a Camber stockholder will not count as a vote cast as a Viking stockholder, and a vote cast as a Viking stockholder will not count as a vote cast as a Camber stockholder. Therefore, please submit separate proxies for your shares of Camber common stock and your shares of Viking common stock and Viking Series C Preferred Stock.

Q:	How can I vote my shares in person at my respective special meeting?

A:	Record holders. Shares held directly in your name as the holder of record of Camber or Viking may be voted in person at the Camber special meeting or the Viking special meeting, as applicable. If you choose to vote your shares in person at the respective special meeting, please bring your enclosed proxy card and proof of identification.

Shares in “street name.” Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to vote the shares. If you choose to vote your shares in person at the Camber special meeting or the Viking special meeting, as applicable, please bring the signed legal proxy and proof of identification.

Even if you plan to attend the Camber special meeting or the Viking special meeting, as applicable, Camber and Viking recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.

Additional information on attending the special meetings can be found under the section entitled “The Camber Special Meeting” on page 73 and under the section entitled “The Viking Special Meeting” on page 101.

Q:	How can I vote my shares without attending my respective special meeting?

A:	Whether you hold your shares directly as the holder of record of Camber or Viking or beneficially in “street name,” you may vote your shares of common stock and preferred stock (as to Viking) without attending the Camber special meeting or the Viking special meeting, as applicable, by either completing and submitting the enclosed proxy card or voting over the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.

Additional information on voting procedures can be found under the section entitled “The Camber Special Meeting” on page 73 and under the section entitled “The Viking Special Meeting” on page 101.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by voting by telephone or through the Internet, as described on your proxy card, as soon as possible so that your shares may be represented at your meeting. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A:	No. Your bank, broker or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker or other nominee how to vote your shares in accordance with the instructions provided to you. Please check the voting instructions provided by your bank, broker or other nominee.

Q:	Why is my vote important?

A:

If you do not vote, it will be more difficult for Camber or Viking to obtain the necessary quorum to hold its respective special meeting. In addition, your failure to submit a proxy or vote at the meeting, or failure to instruct your bank or broker how to vote, will have the same effect as a vote “AGAINST” the Camber share issuance proposal by Camber stockholders, the Camber Series A preferred stock proposal, the Camber Series C preferred stock proposal, the Camber charter amendment proposal by Camber stockholders, the Camber reverse split proposal by Camber stockholders, the Camber equity plan proposal by Camber stockholders, and the Viking merger proposal, as applicable. The merger cannot be completed without the approval of the Camber share issuance proposal, the Camber Series A preferred stock proposal and Camber charter amendment proposal by Camber stockholders and the approval of the Viking merger proposal by the Viking stockholders.

Additionally, it is anticipated that in order for Camber’s common stock to be authorized for continued trading on the NYSE American following the merger, Camber will need to complete a reverse stock split in order to meet the minimum stock price requirements of the NYSE American, and as such, it expected that in the event the Camber reverse split proposal is not approved by the Camber stockholders, the conditions to closing the merger will not be met and the merger will not close.

The Camber board and the Viking board recommend that you vote “FOR” for each of the proposals submitted at the Camber special meeting and the Viking special meeting, respectively.

Q:	Can I change my vote after I have voted or delivered my proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your meeting. You can do this by:

●	submitting a written statement that you would like to revoke your proxy to the corporate secretary of Camber or Viking, as applicable;
●	signing and returning a proxy card with a later date;
●	attending the applicable special meeting in person, notifying the corporate secretary and voting by ballot at the applicable special meeting; or
●	voting by telephone or the Internet at a later time.

If your shares are held by a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Q:	Will Camber be required to submit the Camber share issuance proposal and Camber Series A preferred stock proposal to its stockholders even if the Camber board has withdrawn, modified or qualified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the Camber special meeting, Camber is required to submit the Camber share issuance proposal and Camber Series A preferred stock proposal to its stockholders even if the Camber board has withdrawn or modified its recommendation.

Q:	Will Viking be required to submit the Viking merger proposal to its stockholders even if the Viking board has withdrawn, modified or qualified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the Viking special meeting, Viking is required to submit the Viking merger proposal to its stockholders even if the Viking board has withdrawn or modified its recommendation.

Q:	Are Camber stockholders entitled to appraisal or dissenters’ rights?

A:	No. Camber stockholders are not entitled to appraisal rights under Chapters 78 and 92A of the Nevada Revised Statutes of the State of Nevada, as amended (the “NRS”). For more information, see “The Merger—Appraisal Rights in the Merger” beginning on page 191.

Q:	Are Viking stockholders entitled to appraisal or dissenters’ rights?

A:	Yes. Viking stockholders who comply with the requirements of the NRS and who do not vote in favor of the Viking merger proposal, may elect to exercise statutory dissenters’ rights under the NRS. For more information, see “The Merger—Appraisal Rights in the Merger” beginning on page 193 and the text of the Nevada dissenters’ rights statute, Sections 92A.300 – 92A.500 of the Nevada Revised Statutes, which is reproduced in its entirety as Annex J to this proxy statement/prospectus.

Q:	Are there any risks that I should consider in deciding whether to vote?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 28.

Q:	What is the material U.S. federal income tax consequences of the merger to Viking stockholders?

A:	The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes. Accordingly, Viking stockholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of their Viking common stock for Camber common stock in the merger. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to U.S. federal non-income, state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisors for a full understanding of the tax consequences to you of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 233.

Q:	When is the merger expected to be completed?

A:	Camber and Viking expect the merger to close in the fourth calendar quarter of 2020. However, neither Camber nor Viking can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Camber and Viking must first obtain the required approvals of Camber stockholders and Viking stockholders, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions in order to close the merger.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, Viking stockholders will not receive any consideration for their shares of Viking common stock in connection with the merger. Instead, Viking and Camber will remain independent public companies, Viking common stock will continue to be listed and traded on the OTCQB, Camber common stock will continue to be listed and traded on the NYSE American and Camber will not complete the issuance of shares of Camber common stock and Camber Series A Preferred Stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, Camber may retain all or a portion of its 30% interest in Viking’s subsidiary, Elysium Energy Holdings, LLC (“Elysium”). See “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207 for a more detailed discussion regarding Camber’s Elysium interest and “The Merger Agreement— Termination of the Merger Agreement”, beginning on page 209 for more information on the percentage of Elysium that Camber is required to assign back to Viking upon termination of the merger, under certain circumstances.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send in your stock certificates with your proxy or vote. After the merger is completed, an exchange agent designated by Camber and reasonably acceptable to Viking (the “exchange agent”) will send you instructions for exchanging Viking stock certificates for the consideration to be received in the merger. See “The Merger Agreement—Conversion of Shares; Exchange of Viking Stock Certificates” beginning on page 198.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?

A:	If you hold shares of Camber common stock or Viking common stock or Viking Series C Preferred Stock in “street name” and also directly in your name as a holder of record or otherwise or if you hold shares of Camber common stock or Viking common stock or Viking Series C Preferred Stock in more than one (1) brokerage account or such shares are registered differently, you may receive more than one (1) set of voting materials relating to the same special meeting. To ensure that all shares are voted, please either vote each account as discussed herein or sign and return by mail all proxy cards or voting instruction forms for each separate account.

Record holders. For shares held directly, please complete, sign, date and return each proxy card by mail (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Camber common stock or Viking common stock or Viking Series C Preferred Stock are voted.

Shares in “street name.” For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to vote your shares.

Q:	Who can help answer my questions?

A:

Camber stockholders: If you have any questions about the merger or how to submit your proxy or vote, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instruction card, you should contact Camber’s Secretary, Robert Schleizer at Info@camber.energy, or at the following address or phone number: 1415 Louisiana, Suite 3500, Houston, Texas 77002 | (210) 998-4035.

Viking stockholders: If you have any questions about the merger or how to submit your proxy or vote, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instruction card, you should contact Viking’s President, James Doris, at IR@vikingenergy.com or at the following address or phone number: 15915 Katy Freeway, Suite 450, Houston, TX 77094, or (281) 404-4387.

SUMMARY

This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. For your convenience, we have also provided a Glossary of Oil and Natural Gas Terms, beginning on page 264, of selected terms and abbreviations.

The Parties to the Merger

Camber Energy, Inc.

1415 Louisiana, Suite 3500

Houston, Texas 77002

(210) 998-4035

Camber is an independent oil and natural gas company engaged in the acquisition, development and sale of crude oil, natural gas and natural gas liquids from various known productive geological formations including the Cline shale and upper Wolfberry shale in Glasscock County, Texas.

Camber’s common stock is traded on the NYSE American under the symbol “CEI.”

Viking Energy Group, Inc.

15915 Katy Freeway

Suite 450

Houston, Texas 77094

(281) 404-4387

Viking is an independent exploration and production company focused on the acquisition and development of oil and natural gas properties in the Gulf Coast and Mid-Continent regions of the United States. The company owns oil and gas leases in Texas, Louisiana, Mississippi and Kansas.

Viking’s common stock is traded on the OTCQB under the symbol “VKIN.”

The Merger and the Merger Agreement

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully in its entirety, as it is the primary legal document that governs the merger.

The original merger agreement (Agreement and Plan of Merger) was entered into between Viking and Camber on February 3, 2020, which was amended by the First Amendment thereto dated on or around May 27, 2020, the Second Amendment thereto dated on or around June 15, 2020, and the Third Amendment thereto dated on or around June 25, 2020, and subsequently amended and restated by the Amended and Restated Agreement and Plan of Merger, dated as of August 31, 2020, which was amended by a First Amendment thereto dated October 9, 2020. As used in this joint proxy statement/prospectus, references to the “merger agreement” refer to the Amended and Restated Plan of Merger (as amended) if such references refer to present time, or any date after August 31, 2020, and the original Agreement and Plan of Merger, as amended through such applicable date, if such references refer to a date prior to August 31, 2020. Only the Amended and Restated Agreement and Plan of Merger and the First Amendment thereto are included as Annex A hereto, as the Amended and Restated Agreement and Plan of Merger restated all prior amendments to the merger agreement as of such date.

Subject to the terms and conditions of the merger agreement, at the completion of the merger, Merger Sub (a newly formed wholly-owned subsidiary of Camber) will merge with and into Viking, with Viking surviving the merger as a wholly-owned subsidiary of Camber.

Merger Consideration

In the merger, Viking stockholders will receive a number of shares of Camber common stock for each share of Viking common stock they own and one share of Camber Series A Preferred Stock for each share of Viking Series C Preferred Stock they own, immediately prior to the effective time. The actual number of shares of Camber common stock that Viking stockholders will receive per share of Viking common stock and which will be issuable upon conversion of the Camber Series A Preferred Stock (the exchange ratio) will fluctuate based on a number of factors described below and will not be known at the time Viking stockholders vote on the merger, and the market value of the merger consideration will fluctuate with the market price of Camber common stock and will not be known at the time Viking stockholders vote on the merger.

At the effective time of the merger, (a) each share of Viking common stock issued and outstanding immediately prior to the effective time (other than Viking shares owned by Camber, Viking and Merger Sub) will be converted into the right to receive the pro rata share (when including the Viking preferred stock conversion rights (defined below)) of 80% of Camber’s post-effective time capitalization (Camber’s 20% share is referred to as the “Camber Percentage”), taking into account the number of shares of common stock of Camber outstanding on a fully-diluted basis, but without taking into account any shares of common stock which the holder of Camber’s Series C Preferred Stock can receive upon conversion of the Series C Preferred Stock; and (b) each share of Viking preferred stock outstanding immediately prior to the effective time, will be converted into one (1) share of Camber Series A Preferred Stock, which preferred stock will have the right to vote, and convert into, that number of shares of Camber common stock as its holder would have received in the merger, had such Viking preferred stock been fully converted into Viking common stock immediately prior to the effective time (which we refer to as the “Viking preferred stock conversion rights”). Camber will not issue any fractional shares of Camber common stock in the merger. Instead, holders of Viking common stock will have any fractional shares of Camber common stock after the merger rounded up to the nearest whole share. Neither Camber, nor Viking, currently anticipates any change to the Camber Percentage.

Camber common stock is listed on the NYSE American under the symbol “CEI,” and Viking common stock is quoted on the OTCQB under the symbol “VKIN.” The following table shows the closing sale prices of Camber common stock and Viking common stock as reported on NYSE American and OTCQB respectively on February 4, 2020, the last full trading day before the public announcement of the merger agreement, and on [●], 2020, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of Viking common stock, which was calculated by multiplying the closing price of Camber common stock on those dates by the exchange ratio on those dates of 0.055728 as of February 4, 2020 (based on 5,000,000 and 358,884,280 shares of Camber and Viking common stock considered outstanding on a fully-diluted basis, and without any adjustment to the 20% Camber Percentage and without taking into account any shares issuable upon conversion of Camber’s Series C Preferred Stock) and [●] as of [●], 2020 (based on [●] and [●] shares of Camber and Viking common stock considered outstanding on a fully-diluted basis, and without any adjustment to the 20% Camber Percentage and without taking into account any shares issuable upon conversion of Camber’s Series C Preferred Stock, but including shares of Camber common stock which would be issuable upon conversion of Camber Series A Preferred Stock issued as part of the merger.

	Camber Common Stock			Viking Common Stock			Implied Value of One Share of Viking Common Stock(1)
February 4, 2020		$1.64			$0.238			$0.09
[●], 2020	$	[●	]	$	[●	]	$	[●	]

(1)	The implied value of one share of Viking common stock has been determined by (i) multiplying (a) the number of fully-diluted shares of Camber outstanding on the applicable date (without taking into account any shares issuable upon conversion of Camber’s Series C Preferred Stock, or the recent amendments to the Viking Series C Preferred Stock), by (b) 1 minus the Camber Percentage (20%), (ii) dividing that number by the Camber Percentage (20%), (iii) dividing that number by the number of fully-diluted shares of Viking outstanding on the applicable date of determination, and (iv) multiplying the resulting number by the applicable Camber common stock value on the date of determination and is presented for comparative and information purposes only. The “Implied Value of One Share of Viking Common Stock” value does not represent the value of the consideration that Viking stockholders will receive per share as a result of the merger.

For more information on the exchange ratio, see “The Merger—Terms of the Merger” beginning on page 154 and “The Merger Agreement—Merger Consideration” beginning on page 193.

Treatment of Viking Warrants, Options, Convertible Promissory Notes, and Preferred Stock

At the effective time, each outstanding warrant or option to purchase shares of Viking common stock (“Viking option”) will be converted into a warrant or option, as applicable, to purchase shares of Camber common stock (“Camber option”), with adjustments to the number of shares and the per share exercise price based on the exchange ratio, and the final ratio of the reverse stock split approved by the board of directors of Camber (provided that the Camber stockholders approve the reverse stock proposal). Other than those adjustments, the Camber option will have the same terms and conditions as applied to the corresponding Viking option, including any extended post-termination exercise period that applies following the effective time, provided that any then unvested Viking options granted prior to February 3, 2020, will vest at the effective time.

At the effective time, each outstanding Viking convertible promissory note (“Viking convertible note”) will be converted into a Camber convertible promissory note (“Camber convertible note”), having the same terms and conditions, with adjustments to the conversion price and shares issuable upon conversion or reserved for issuance thereunder to take into account the exchange ratio and related matters, and the final ratio of the reverse stock split approved by the board of directors of Camber (provided that the Camber stockholders approve the reverse stock proposal, and with the same terms and conditions as the Viking convertible note otherwise. As of September 30, 2020, Viking convertible notes consisted of (i)  convertible notes maturing on December 31, 2020, in the aggregate principal amount of approximately $6,420,020, with 50% of the principal amount under each note convertible into Viking common stock at $0.20 per share; (ii) a convertible note maturing January 3, 2021, in the principal amount of $500,000, with 100% of the principal amount convertible into Viking common stock at $0.15 per share, and (iii) convertible notes maturing on February 11, 2022, in the aggregate principal amount of approximately $5,337,004, with 100% of the principal amount under each note convertible into Viking common stock at $0.15 per share.

On August 31, 2020, Viking amended the certificate of designations of the preferences, rights and limitations of its Series C Preferred Stock, to provide that each outstanding share of Series C Preferred Stock votes an aggregate of 4,900 voting shares on all stockholder matters, voting together with the common stock as a single class (previously that number was 32,500 voting shares on all stockholder matters); amend the liquidation rights associated with such preferred stock to provide that each share of Series C Preferred Stock is to receive, upon the occurrence of a liquidation of Viking, the same amount of consideration that would have been due if such share of Series C Preferred Stock had been converted into common stock of Viking immediately prior to such liquidation; and provide rights for each such share of Series C Preferred Stock to convert, at the option of the holder thereof, into 4,900 shares of Viking common stock (previously such Series C Preferred Stock had the right to convert into Viking common stock on a one-for-one basis). The Viking Series C Preferred Stock does not have any redemption rights. The Viking Series C Preferred Stock shares equally in any dividends authorized by the Board of Directors for distribution to common stockholders, on an as-converted basis.

Immediately prior to the effective time, Viking is required to have not more than 28,092 shares of Viking preferred stock outstanding, all of which are required to be shares of Viking Series C Preferred Stock. The outstanding shares of Viking Series C Preferred Stock at the effective time will be converted into an identical number of shares of Camber Series A Preferred Stock (as discussed below under “Description of Camber Capital Stock – Description of Capital Stock – Preferred Stock - Series A Convertible Preferred Stock”, beginning on page 224), which will have substantially similar terms as the Viking Series C Preferred Stock (as discussed below under “The Merger Agreement—Treatment of Viking Convertible Securities and Preferred Stock”, beginning on page 197), except that such Camber Series A Preferred Stock shares will have the right to vote, and convert into, that number of shares of Camber common stock equal to, the number of shares of Camber common stock that its holder would have received in the merger had the Viking Series C Preferred Stock been fully-converted into common stock of Viking immediately prior to the Effective Time. Currently, all 28,092 shares of Viking Series C Preferred Stock outstanding are held by Viking’s CEO and director, James Doris.

The Secured Notes (discussed and defined below under “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207) issued from Viking to Camber in advance of the merger will be forgiven upon closing of the merger.

For additional information on Viking’s warrants, options, convertible promissory notes, and preferred stock see “The Merger Agreement—Treatment of Viking Convertible Securities and Preferred Stock” beginning on page 197.

Treatment of Camber Warrants and Options

Each warrant or option to purchase shares of Camber common stock will not be impacted by the merger and will continue to be an award in respect of Camber common stock following the effective time, subject to the same terms and conditions that were applicable to such award before the effective time.

For additional information on Camber’s warrants and options, see “The Merger Agreement—Treatment of Camber Convertible Securities and Preferred Stock” beginning on page 198.

Material U.S. Federal Income Tax Consequences of the Merger

The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes. Accordingly, Viking stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Viking common stock for Camber common stock in the merger.

You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to U.S. federal non-income, state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisors for a full understanding of the tax consequences to you of the merger.

Camber’s Reasons for the Merger; Recommendation of the Camber Board

The Camber board has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Camber and its stockholders and has adopted and approved the merger agreement, the merger (subject to stockholder approval) and the other transactions contemplated by the merger agreement. The Camber board recommends that Camber stockholders vote “FOR” the approval of the Camber share issuance proposal, “FOR” the approval of the Camber Series A issuance proposal; “FOR” the approval of the Camber Series C issuance proposal; “FOR” the Camber charter amendment, “FOR” the Camber reverse split proposal, “FOR” the Camber equity plan proposal and “FOR” the other proposals presented at the Camber special meeting. For a more detailed discussion of the Camber board’s recommendation, see “The Merger—Camber’s Reasons for the Merger; Recommendation of the Camber Board” beginning on page 176.

Viking’s Reasons for the Merger; Recommendation of the Viking Board

The Viking board has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Viking and its stockholders and has adopted and approved the merger agreement, the merger (subject to stockholder approval) and the other transactions contemplated by the merger agreement. The Viking board recommends that Viking stockholders vote “FOR” the approval of the merger agreement and “FOR” the other proposals presented at the Viking special meeting. For a more detailed discussion of the Viking board’s recommendation, see “The Merger—Viking’s Reasons for the Merger; Recommendation of the Viking Board” beginning on page 176.

Opinion of Camber’s Financial Advisor

Mercer Capital Management, Inc. (“Mercer Capital”) delivered its written opinion to the Camber board that, as of April 23, 2020, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Camber. The Camber board then requested that Mercer Capital update its analysis to reflect updated financial information and the revised terms of the merger. Mercer Capital delivered its opinion to the Camber board that, as of October 6, 2020, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Camber.

The full text of the written opinion of Mercer Capital, dated October 8, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex H. Mercer Capital provided advisory services and its opinion for the information and assistance of Camber and the Camber board in connection with its consideration of the merger. Mercer Capital’s opinion is not a recommendation as to how any Camber stockholder should vote with respect to the Camber share issuance proposal or any other matter. Pursuant to an engagement letter between Camber and Mercer Capital, Camber has agreed to pay Mercer Capital a transaction fee equal to $82,500, of which $41,125 was payable upon Mercer Capital’s engagement and $41,375 was paid upon delivery of Mercer Capital’s opinion to the Camber board. An additional amount is to be paid to Mercer for updating the opinion as of October 6, 2020, in the approximate amount of $15,000.

For a further discussion of Mercer Capital’s opinion, Camber’s relationship with Mercer Capital and the terms of Mercer Capital’s engagement, see “The Merger—Opinion of Camber’s Financial Advisor” beginning on page 179 of this joint proxy statement/prospectus.

Opinion of Viking’s Financial Advisor

Scalar, LLC (“Scalar”) delivered its opinion to the Viking board that, as of October 1, 2020, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than Camber and its affiliates) of shares of Viking common stock.

The full text of the written opinion of Scalar, dated October 6, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Scalar provided advisory services and its opinion for the information and assistance of the Viking board in connection with its consideration of the merger. The Scalar opinion is not a recommendation as to how any holder of shares of Viking common stock should vote with respect to the merger or any other matter. Pursuant to engagement letters between Viking and Scalar dated April 8, 2020, and September 23, 2020, Viking agreed to pay Scalar total transaction fees equal to $110,000, $21,250 of which was payable at engagement in April of 2020, $63,750 of which was payable on or about July 10, 2020, and $25,000 of which was payable prior to delivery of Scalar’s written opinion on October 6, 2020.

Appraisal Rights in the Merger

Camber stockholders are not entitled to appraisal or dissenters’ rights under the relevant provision of the NRS of the State of Nevada. Viking stockholders who do not vote in favor of the Viking merger proposal may elect to exercise statutory dissenters’ rights under the NRS. For more information, see “The Merger—Appraisal Rights in the Merger” beginning on page 193.

Interests of Camber’s Directors and Executive Officers in the Merger

In considering the Camber board’s recommendation to vote for the Camber share issuance proposal, the Camber Series A preferred stock proposal, the Camber charter amendment proposal, the Camber reverse split proposal, and the Camber equity plan proposal, Camber stockholders should be aware that Camber’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Camber stockholders generally. These interests include:

●	Camber’s directors and executive officers are entitled to receive bonuses payable in connection with the merger in cash.

●	At closing of the merger, certain of Camber’s directors and executive officers will continue to serve as directors, employees or consultants, as applicable, of the combined company.

●	Camber’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

The Camber board was aware of and considered these respective interests when deciding to adopt the merger agreement. For more information, see “The Merger—Interests of Camber’s Directors and Executive Officers in the Merger” beginning on page 187.

Interests of Viking’s Directors and Executive Officers in the Merger

In considering the recommendations of the Viking board with respect to the merger, Viking stockholders should be aware that Viking’s executive officers and directors have certain interests in the merger that may be different from, or in addition to, the interests of Viking stockholders generally.

●	At closing of the merger, certain of Viking’s directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company.

●	Viking’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

The Viking board was aware of these interests and considered them, among other matters, in making its recommendations.  For more information, see “The Merger—Interests of Viking’s Directors and Executive Officers in the Merger” beginning on page 188.

Governance and Leadership of the Combined Company After the Merger

Charter

If the Camber charter amendment proposal is approved by the Camber stockholders, the Camber charter will be amended at the time of merger to increase the number of authorized shares of Camber common stock from 25 million to 250 million shares. If the charter amendment proposal is not approved at the Camber special meeting, shares of Camber common stock issuable to Viking stockholders as the merger consideration in the merger will not be able to be issued, and the merger will not be able to be completed. Additionally, if the Camber reverse split proposal is approved by the Camber stockholders and the board of directors of Camber determines to affect such Camber reverse stock split, the outstanding shares of common stock of Camber prior to the merger will be reduced in a ratio of between one-for-five and one-for-twenty-five, depending on the final ratio approved by the board of directors.

Bylaws

No changes to the current bylaws of Camber will be made in connection with the merger. A copy of the current bylaws of Camber are incorporated by reference as Exhibit 3.23 to the registration statement of which this joint proxy statement/prospectus forms a part.

Board of Directors

Pursuant to the terms of the merger agreement, following the completion of the merger, the board of directors of the combined company after the merger will have five (5) members, consisting of four (4) members nominated by Viking prior to the completion of the merger, and one (1) member nominated by Camber prior to the completion of the merger. Information regarding the proposed management of Camber, including the Board of Directors and officers, is set forth below under “Management Following The Merger”, beginning on page 226.

Chief Executive Officer

Following completion of the merger, James A. Doris, the current Chief Executive Officer and President of Viking, and one of its directors, will serve as Chief Executive Officer of the combined company, and certain other current executive officers of Viking will serve as executive officers of the combined company – see “Management Following The Merger”, beginning on page 226.

Name and Headquarters of the Combined Company After the Merger

The name of the combined company will remain “Camber Energy, Inc.” upon the completion of the merger, and shares of Camber Viking common stock will be traded on the NYSE American under the symbol “CEI.”

As of the effective time, the headquarters of the combined company will be located in Houston, Texas.

Regulatory Approvals

While we do not currently anticipate needing to obtain any regulatory approvals in connection with the merger, other than the approval of the NYSE American for the initial listing of the combined company’s common stock on the NYSE following the closing of the merger, there can be no assurance that a challenge to the merger on antitrust or other regulatory grounds will not be made or, if such a challenge is made, that it would not be successful.

Conditions to Complete the Merger

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:

●	approval of the Camber share issuance proposal, Camber Series A preferred stock proposal and Camber charter amendment proposal by Camber stockholders and the Viking merger proposal by Viking stockholders;

●	the effectiveness of the registration statement on Form S-4 for the Camber common stock to be issued in the merger;

●	the absence of any law, order, injunction, decree or other legal restraint preventing the completion of the merger or making the completion of the merger illegal;

●	each of Viking and Camber receiving an opinion, in writing, to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the exchange ratio in the merger is fair, from a financial point of view, to Camber or Viking, as applicable, and their stockholders (which opinions have been obtained to date);

●	subject to certain exceptions, the accuracy of the representations and warranties of each of Camber and Viking;

●	performance by each of Camber and Viking of its obligations under the merger agreement in all material respects;

●	the absence of any material adverse effect on the other party, as defined in the merger agreement;

●	authorization for listing of the shares of Camber common stock to be issued in the merger on the NYSE American;

●	in the event the NYSE American determines that the merger constitutes, or will constitute, a “back-door listing”/“reverse merger” (which pursuant to Camber’s conversations with the NYSE American, the NYSE American is likely to determine that it will), Camber (and its common stock) is required to qualify for initial listing on the NYSE American, pursuant to the applicable guidance and requirements of the NYSE as of the closing of the merger;

●	Viking having arranged to extend the maturity date to June 1, 2021, or later, of the promissory note executed and delivered by Viking in connection with Viking’s oil and gas acquisition closed on or about December 28, 2018, or any promissory note(s) issued in replacement thereof (which extension has been obtained to date);

●	Camber obtaining the consent of its Series C Preferred Stockholder for the merger and not being in breach of any of its agreements with the holder;

●	Viking having no more than 28,092 shares of Viking preferred stock outstanding, all of which shall be shares of Viking Series C Preferred Stock;

●	Viking having negotiated a new remuneration arrangement with Network 1 Financial Securities, Inc. with respect to its role in and compensation associated with the merger, on terms and conditions satisfactory to Viking and Camber (which negotiation has been completed to date);

●	Viking obtaining an opinion, from legal counsel or an independent public or certified accountant, in form and substance reasonably satisfactory to Viking, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes, the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code (which has been obtained to date);

●	Camber having been assigned 30% of Elysium as part of a $9,200,000 investment in Viking’s Rule 506(c) offering, and in connection therewith having received promissory notes issued by Viking, accruing interest at 10.5% per annum, in the aggregate principal amount of $9,200,000, which acquisition of Elysium and issuance of promissory notes has occurred to date;

●	members of the existing management team of Camber having executed agreements as to their role with and compensation from Camber following the merger, for a transition period following the closing of six months (which has since been agreed to be six months for Louis G. Schott, Camber’s current Chief Executive Officer and three months for Robert Schleizer, Camber’s current Chief Financial Officer, who are not expected to continue as executive officers following the effective date); and

●	Viking having no loan obligations with a maturity date in 2020 other than the series of $13.5 million of convertible debt issued in connection with Viking’s offering completed in December of 2018 (which condition is satisfied as of the current date).

Additionally, it is anticipated that in order for Camber’s common stock to be authorized for continued trading on the NYSE American following the merger, Camber will need to complete a reverse stock split in order to meet the minimum stock price requirements of the NYSE American, and as such, it expected that in the event the Camber reverse split proposal is not approved by the Camber stockholders, the conditions to closing the merger will not be met and the merger will not close.

Finally, if the merger closes prior to the repayment in full (or partial conversion and repayment of the remaining portion) of Viking’s outstanding convertible promissory notes maturing on December 31, 2020, each of the holders of those notes will have to approve the merger, amend their notes, or their notes will need to be repaid in full at closing of the merger.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after the receipt of the required vote by Camber stockholders or Viking stockholders, as applicable, in the following circumstances:

●	at any time with the mutual consent of the parties;

●	by either Camber or Viking if any governmental consent or approval required for closing is not obtained, or any governmental entity issues a final non-appealable order or similar decree preventing the merger;

●	by either Viking or Camber if the merger has not occurred by December 31, 2020;

●	by Camber or Viking (provided, that the terminating party is not then in material breach of any obligation, covenant or other agreement contained in the merger agreement), upon the breach by the other of a term of the merger agreement, which is not cured within 30 days of the date of written notice thereof by the other;

●	by Camber or Viking if (i) the approval of the Camber share issuance proposal, Camber Series A preferred stock proposal and Camber charter amendment proposal by Camber stockholders has not been obtained following a vote taken at the Camber special meeting (unless the Camber special meeting has been validly adjourned or postponed, or validly requested by Viking to be adjourned or postponed, in accordance with the merger agreement, in which case at the final adjournment or postponement thereof), or (ii) the approval of the Viking merger proposal by Viking stockholders has not been obtained following a vote taken at the Viking special meeting (unless the Viking special meeting has been validly adjourned or postponed, or validly requested by Camber to be adjourned or postponed, in accordance with the merger agreement, in which case at the final adjournment or postponement thereof);

●	by Camber, at any time prior to the approval of the Viking merger proposal by Viking stockholders, if (i) Viking or the Viking board has made a change in their recommendation that Viking stockholders approve the merger, or (ii) there has been a willful breach by Viking (including by the Viking board) of its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the Viking board recommendation; or

●	by Viking, at any time prior to the approval of the Camber share issuance proposal, Camber Series A preferred stock proposal and Camber charter amendment proposal by Camber stockholders, if (i) Camber or Camber’s board has made a change in their recommendation that Camber stockholders approve such proposals, or (ii) there has been a willful breach by Camber (including by the Camber board) of its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the Camber board recommendation in any material respect.

Termination – Retention of Elysium Interest

If the merger agreement is terminated under certain circumstances, Camber may retain all or a portion of its 30% interest in Viking’s subsidiary, Elysium Energy Holdings, LLC. See “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207 and “The Merger Agreement— Termination of the Merger Agreement”, beginning on page 209.

Accounting Treatment

Camber and Viking each prepare their respective financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). The merger will be accounted for using the reverse acquisition method of accounting, and Viking will be treated as the accounting acquirer in the transaction.

The Rights of Viking Stockholders Will Change as a Result of the Merger

The rights of Viking stockholders are governed by Nevada law and by the articles of incorporation and bylaws of Viking. In the merger, Viking stockholders will become holders of common stock of the combined company, and their rights will continue to be governed by Nevada law and the articles of incorporation of Camber as amended by the Camber charter amendment, and Camber reverse stock split (if approved by the stockholders and authorized by Camber’s board of directors) and the bylaws of Camber. Viking stockholders will have different rights once they become holders of common stock of the combined company due to differences between the Viking governing documents and the Camber governing documents. These differences are described in more detail under the section entitled “Comparison of Stockholders’ Rights” beginning on page 249.

Listing of Camber Common Stock; Delisting and Deregistration of Viking Common Stock

The shares of Camber common stock to be issued in the merger will be listed for trading on the NYSE American. Following the merger, shares of Camber common stock will be traded on the NYSE American, under the symbol “CEI.” In addition, following the merger, Viking common stock will no longer be quoted on the OTCQB, will be deregistered under the Exchange Act and cease to be publicly traded.

The Camber Special Meeting

The Camber special meeting will be held at [●] on [●], 2020, at [●], local time. At the Camber special meeting, Camber stockholders will be asked to vote on the following matters:

●	approval of the Camber share issuance proposal;

●	approval of the Camber Series A preferred stock proposal;

●	approval of the Camber Series C preferred stock proposal;

●	approval of the Camber charter amendment proposal;

●	approval of the Camber reverse split proposal;

●	approval of the Camber equity plan proposal; and

●	approval of the Camber adjournment proposal.

You may vote at the Camber special meeting if you owned shares of Camber common stock at the close of business on [●], 2020. On that date there were [●] shares of Camber common stock outstanding, none of which were owned and entitled to be voted by Camber directors and executive officers and their affiliates.

The Camber share issuance proposal, Camber Series A preferred stock proposal, Camber Series C preferred stock proposal and Camber equity plan proposal will be approved if a quorum exists at the special meeting and the holders of a majority of the outstanding shares of stock entitled to vote on the Camber share issuance proposal, Camber Series A preferred stock proposal, Camber Series C preferred stock proposal and Camber equity plan proposal present in person or by proxy at the Camber special meeting vote “FOR” such proposals, respectively. The Camber charter amendment proposal and Camber reverse split proposal will be approved if a majority of the outstanding shares of stock entitled to vote on the Camber charter amendment and Camber reverse split proposal vote “FOR” such proposals, respectively. The Camber adjournment proposal will be approved if the holders of a majority of the outstanding shares of stock entitled to vote on the Camber adjournment proposal present in person or by proxy at the Camber special meeting vote “FOR” such proposal.

If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Camber share issuance proposal, Camber Series A preferred stock proposal, Camber Series C preferred stock proposal, Camber equity plan proposal or the Camber adjournment proposal, as applicable. If you fail to submit a proxy or to vote in person at the Camber special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Camber share issuance proposal or the Camber adjournment proposal, your shares will not be deemed to be represented at the Camber special meeting, and it will have no effect on the Camber share issuance proposal, Camber Series A preferred stock proposal, Camber Series C preferred stock proposal or the Camber adjournment proposal, as applicable. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the Camber special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Camber charter amendment proposal and/or Camber reverse split proposal, it will have the same effect as a vote “AGAINST” the Camber charter amendment proposal and/or Camber reverse split proposal, as applicable.

The Viking Special Meeting

The Viking special meeting will be held at [●] on [●], 2020, at [●], local time. At the Viking special meeting, Viking stockholders will be asked to vote on the following matters:

●	Approval of the Viking merger proposal;

●	approval of the Viking charter amendment proposal;

●	approval of the Viking reverse split proposal; and

●	approval of the Viking adjournment proposal.

You may vote at the Viking special meeting if you owned shares of Viking common stock or Viking Series C Preferred Stock at the close of business on [●], 2020. On that date there were [●] shares of Viking common stock outstanding, approximately [●] percent ([●]%) of which were owned and entitled to be voted by Viking directors and executive officers and their affiliates, 28,092 shares of Viking Series C Preferred Stock, representing 100% of Viking’s outstanding preferred stock, collectively representing approximately [●] total voting shares or [●]% of Viking’s total voting shares on [●], 2020, see also “Security Ownership of Viking Beneficial Owners and Management Prior to the Merger” beginning on page 257. We currently expect that Viking’s directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreements obligating them to do so.

The Viking merger proposal will be approved if the holders of a majority of Viking’s outstanding voting shares entitled to vote on the Viking merger proposal vote “FOR” such proposal. The Viking charter amendment proposal and Viking reverse split proposal will be approved if the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Viking charter amendment proposal and Viking reverse split proposal vote “FOR” such proposals, respectively. The Viking adjournment proposal will be approved if the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Viking adjournment proposal vote “FOR” such proposal.

If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the Viking special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Viking merger proposal, it will have the same effect as a vote “AGAINST” the Viking merger proposal. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Viking charter amendment proposal, Viking reverse split proposal and the Viking adjournment proposal, as applicable. If you fail to submit a proxy or to vote in person at the Viking special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Viking charter amendment proposal, Viking reverse split proposal or the Viking adjournment proposal, your shares will not be deemed to be represented at the Viking special meeting, and it will have no effect on the Viking charter amendment proposal, Viking reverse split proposal or the Viking adjournment proposal, as applicable.

Certain Beneficial Owners of Camber Common Stock

At the close of business on [●], 2020, directors and executive officers of Camber beneficially owned and were entitled to vote no shares of Camber common stock, see “Security Ownership of Camber Beneficial Owners and Management Prior to the Merger” beginning on page 257.

Certain Beneficial Owners of Viking Securities

At the close of business on [●], 2020, directors and executive officers of Viking beneficially owned and were entitled to vote approximately [●] shares of Viking common stock, collectively representing [●]% of the shares of Viking common stock outstanding on [●], 2020, 28,092 shares of Viking Series C Preferred Stock, representing 100% of the shares of Viking Series C Preferred Stock outstanding on [●], 2020, and approximately [●] total voting shares, collectively representing [●]% of Viking’s total voting shares on [●], 2020. Although none of them has entered into any agreement obligating them to do so, Viking currently expects that all of its directors and executive officers will vote their shares “FOR” the Viking merger proposal, “FOR” the Viking charter amendment proposal, “FOR the Viking reverse split proposal and “FOR” the Viking adjournment proposal. For more information regarding the security ownership of Viking directors and executive officers, see “Security Ownership of Viking Beneficial Owners and Management Prior to the Merger” beginning on page 257.

Risk Factors

In evaluating the merger agreement, the merger or the issuance of shares of Camber common stock in the merger, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 30.

HISTORICAL PER SHARE DATA, MARKET PRICE AND DIVIDEND DATA

Stock Prices

Shares of Camber’s common stock are listed for trading on the NYSE American. The following table sets forth the closing sales prices per share of Camber common stock on the following dates:

●	February 4, 2020, the last full trading day prior to the public announcement of the merger, and

●	, 2020, the last practicable trading day for which this information could be calculated prior to the filing of this joint proxy statement/prospectus.

	Camber Common Stock			Viking Common Stock			Implied Value of One Share of Viking Common Stock(1)
February 4, 2020		$1.64			$0.238			$0.09
[●], 2020	$	[●	]	$	[●	]	$	[●	]

(1)	The implied value of one share of Viking common stock has been determined by (i) multiplying (a) the number of fully-diluted shares of Camber outstanding on the applicable date (without taking into account any shares issuable upon conversion of Camber’s Series C Preferred Stock, or the recent amendments to the Viking Series C Preferred Stock), by (b) 1 minus the Camber Percentage (20%), (ii) dividing that number by the Camber Percentage (20%), (iii) dividing that number by the number of fully-diluted shares of Viking outstanding on the applicable date of determination, and (iv) multiplying the resulting number by the applicable Camber common stock value on the date of determination and is presented for comparative and information purposes only. The “Implied Value of One Share of Viking Common Stock” value does not represent the value of the consideration that Viking stockholders will receive per share as a result of the merger.

Market Price Data

Historical information regarding sales prices of Camber’s common stock is widely available because Camber’s common stock is listed on the NYSE American.

The following table sets forth the high and low sales prices per share of Viking common stock for each quarterly period since March 31, 2018. For current price information, you should consult publicly available sources.

Calendar Period	High	Low
Twelve months ended December 31, 2018
First Quarter	$0.24	$0.12
Second Quarter	$0.23	$0.15
Third Quarter	$0.42	$0.16
Fourth Quarter	$0.42	$0.22
Twelve months ended December 31, 2019
First Quarter	$0.29	$0.16
Second Quarter	$0.24	$0.14
Third Quarter	$0.24	$0.15
Fourth Quarter	$0.18	$0.07
Twelve months ending December 31, 2020
First Quarter	$0.27	$0.06
Second Quarter	$0.20	$0.07
Third Quarter	$0.18	$0.09
Fourth Quarter (through October 13, 2020)	$0.16	$0.09

Market price data for Merger Sub common stock is not available because Merger Sub is currently a wholly-owned subsidiary of Camber, and shares of Merger Sub common stock do not trade separately from shares of Camber common stock.

Dividends

Camber has not declared or paid cash dividends or made distributions in the past. Camber does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. Camber currently intends to retain and reinvest future earnings to finance operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this joint proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as “anticipate,” “estimate,” “continue,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “objective,” “goal,” “positions,” “prospects,” “potential,” “will,” “would,” “should,” “could,” “may” and words and terms of similar substance identify forward-looking statements, including any statements or discussions regarding timing of completion of the merger, expected benefits of the merger and the future operating or financial performance of Camber, Viking or the combined company identify forward-looking statements. All forward-looking statements are management’s present expectations or forecasts of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors relating to the merger discussed under the caption “Risk Factors” beginning on page 30 and the factors previously disclosed in Camber’s and Viking’s reports filed with the SEC, among others, could cause actual results to differ materially from those described in the forward-looking statements. For any forward-looking statements made in this joint proxy statement/prospectus, Camber and Viking claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Except as required by applicable law, neither Camber nor Viking undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, see the reports that Camber and Viking have filed with the SEC as described under “Where You Can Find More Information” beginning on page 266.

We expressly qualify in their entirety all forward-looking statements attributable to either of us or any person acting on our behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS

In addition to the other information contained in this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 29, you should carefully consider the following risk factors in deciding whether to vote for the approval of the merger agreement.

Risks Relating to the Merger

Because the exchange ratio in the merger will be set based on a number of factors immediately prior to closing the merger that cannot be determined now, Viking stockholders cannot be certain of the number of shares of Camber common stock they will receive, and Camber stockholders cannot be certain how many shares of Camber common stock will be issued to the Viking stockholders, in the merger.

At the effective time of the merger (the “effective time”), (a) each share of Viking common stock issued and outstanding immediately prior to the effective time (other than Viking shares owned by Camber, Viking and Merger Sub) will be converted into the right to receive the pro rata share (when including the Viking preferred stock conversion rights (defined below)) of 80% of Camber’s post-effective time capitalization (Camber’s 20% share is referred to as the “Camber Percentage”), taking into account the number of shares of common stock of Camber outstanding on a fully-diluted basis, but without taking into account any shares of common stock which the holder of Camber’s Series C Preferred Stock can receive upon conversion of the Series C Preferred Stock (which are currently convertible into approximately 118,181,407 shares of common stock, subject to a 9.99% beneficial ownership limitation and to further adjustment as provided in the designation of such Series C Preferred Stock, without taking into account the effects of the proposed reverse stock split and not including 15,348 shares of common stock which are currently held in abeyance subject to Camber increasing its authorized shares of common stock); and (b) each share of Viking preferred stock outstanding immediately prior to the effective time, will be converted into one (1) share of Camber Series A Preferred Stock, which preferred stock will have the right to vote, and convert into, that number of shares of Camber common stock as its holder would have received in the merger, had such Viking preferred stock been fully converted into Viking common stock immediately prior to the effective time (which we refer to as the “Viking preferred stock conversion rights”). Holders of Viking common stock will have any fractional shares of Camber common stock after the merger rounded up to the nearest whole share.

These factors will not be known at the time the Viking and Camber stockholders vote on the merger, and therefore Viking stockholders will not know precisely how many shares of Camber common stock will be issued to the Viking stockholders at the time of the merger, provided that such Viking stockholders in aggregate, and calculated on a fully-diluted basis of Viking (including shares issuable upon conversion of the Series C Preferred Stock of Viking), will receive an aggregate of 100,000,000 shares of Camber common stock in the merger. For examples of different number of shares of Camber common stock issuable in certain situations, see “The Merger Agreement – Merger Consideration”, beginning on page 193.

Also, as discussed in the risk factors below, Viking may raise funding through the sale of debt or equity prior to the closing of the merger and/or may issue equity securities to certain note holders or warrant holders, in consideration for such holders agreeing to the terms of the merger, which may cause significant dilution to existing stockholders of Viking and may reduce (as a result of the exchange ratio) the number of shares of Camber common stock which Viking stockholders would otherwise receive as part of the merger. Such dilution and adjustment to the exchange ratio will not be known until after Viking stockholders have approved the merger.

See also “The Merger Agreement—Merger Consideration” beginning on page 193.

Because the market price of the Camber common stock may fluctuate, Viking stockholders cannot be certain of the market value of the merger consideration they will receive.

In the merger, each share of Viking common stock issued and outstanding immediately prior to the effective time (other than certain shares owned by Camber, Viking or Merger Sub) will be converted into a number of shares of Camber common stock based on the fluctuating exchange ratio described in the prior risk factor, and the Viking preferred stock will be converted into Camber Series A Preferred Stock, which will convert into a number of shares of Camber common stock based on the exchange ratio. Even though the exchange ratio will fluctuate based on a number of factors, the exchange ratio will not be adjusted for changes in the market price of either Camber common stock or Viking common stock between the date of the merger agreement and the effective time. Therefore, changes in the price of Camber common stock prior to the merger will affect the value that Viking stockholders will receive in the merger.

Stock price changes may result from a variety of factors, including general market and economic conditions, the market for and demand for oil and gas, the status of the U.S. and global economy, economic recessions and depressions, pandemics, including the recent pandemic related to COVID-19, and world governmental responses to such pandemics, changes in Viking’s and Camber’s businesses, operations and prospects and regulatory considerations, many of which factors are beyond Viking’s and Camber’s control. Therefore, at the time of the Viking special meeting, Viking stockholders will not know the market value of the consideration to be received at the effective time. Viking stockholders should obtain current market quotations for shares of Camber common stock and for shares of Viking common stock.

The market price of Camber common stock after the merger may be affected by factors different from those affecting the shares of Viking or Camber currently.

In the merger, Viking stockholders will become Camber stockholders. Camber’s business differs from that of Viking. Accordingly, the results of operations of the combined company and the market price of Camber common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Camber and Viking. For a discussion of the businesses of Camber and Viking and of certain factors to consider in connection with those businesses, see “Information about Camber” and “Information about Viking”, beginning on pages 107 and 126, respectively.

Camber and Viking have not obtained updated fairness opinions from Mercer Capital and Scalar, respectively, reflecting changes in circumstances that may have occurred since the date such fairness opinions were provided.

Camber and Viking have not obtained updated fairness opinions either as of the date of this joint proxy statement/prospectus or as of any other date subsequent to the dates of such opinions from Mercer Capital and Scalar, which are Camber’s and Viking’s respective financial advisors. As such, the prior fairness opinions do not take into account changes to the terms of the merger which were affected by certain of the prior amendments to the merger agreement, and will not take into account future amendments to the merger agreement. Specifically, Viking’s fairness opinion, dated October 6, 2020, and Camber’s fairness opinion dated October 8, 2020, do not take into account changes to the terms of the merger effected by the First Amendment to Amended and Restated Plan of Merger dated October 9, 2020, which amended the merger agreement to (a) fix the Camber Percentage at 20% (previously such Camber Percentage was adjustable between 15% to 25%, depending on the amount of cash and/or other unencumbered assets Camber of Viking had available to the combined company at the time of the closing) (provided that Mercer Capital did factor in such fixed percentages into its fairness opinion for Camber); (b) extend the date that the merger agreement could be terminated by either party until December 31, 2020, provided that the right to terminate the merger thereafter is not available to a party if the failure of the closing to occur by such date is principally due to the failure of such party to perform or observe the obligations, covenants and agreements of such party set forth therein; and (c) remove the requirement that Viking obtain the consent of its lender, ABC Funding, LLC, for the merger.

Additionally, changes in the operations and prospects of Camber or Viking, general market and economic conditions and other factors which may be beyond the control of Camber and Viking, and on which the fairness opinions were based, may have altered the value of Camber or Viking or the prices of shares of Camber common stock and shares of Viking common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of any date other than the dates of those opinions.

Combining Camber and Viking may be more difficult, costly or time-consuming than expected and Camber and Viking may fail to realize the anticipated benefits of the merger, including expected financial and operating performance of the combined company.

The success of the merger will depend, in part, on the combined company’s ability to realize anticipated cost savings from combining the businesses of Camber and Viking. To realize the anticipated benefits and cost savings from the merger, Camber and Viking must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized. If Camber and Viking are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the merger could be less than anticipated.

Camber and Viking have operated and, until the completion of the merger, must continue to operate independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with leaseholders, customers, suppliers and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of Camber and Viking during this transition period and for an undetermined period after completion of the merger on the combined company. All projections regarding the combined company’s business are, by their nature, estimates which are subject to risks and uncertainties. Business and financial measures of the combined company, including, but not limited to, revenue, free cash flow, synergies and dividend yield, are uncertain and subject to change based on changes in assumptions underlying such measures or other changes in circumstances, many of which may be outside of Camber’s or Viking’s control.

The combined company may be unable to retain Camber and/or Viking personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by Camber and Viking. It is possible that these employees may decide not to remain with Camber or Viking, as applicable, while the merger is pending, or with the combined company after the merger is consummated. If key employees terminate their employment, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Camber and Viking to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Camber and Viking may not be able to locate or retain suitable replacements for any key employees who leave either company.

The unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus are preliminary and estimated, and the actual financial condition and results of operations of the combined company after the merger may differ materially.

The unaudited pro forma condensed combined financial statements in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments, which are based upon preliminary estimates, to record Viking as the accounting acquirer, and to estimate the fair value of Camber’s identifiable assets acquired and liabilities assumed and the resulting goodwill recognized. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Camber/Viking as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see “Unaudited Pro Forma Condensed Combined Information” beginning on page 236.

Certain of Camber’s and Viking’s directors and executive officers may have interests in the merger that may differ from the interests of Camber stockholders and Viking stockholders.

Camber stockholders and Viking stockholders should be aware that some of Camber’s and Viking’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of Camber stockholders and Viking stockholders generally. These interests and arrangements may create potential conflicts of interest. The Camber board and the Viking board were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that holders of common stock vote to for the merger agreement and the Camber share issuance, as applicable. For a more complete description of these interests, see “The Merger—Interests of Camber’s Directors and Executive Officers in the Merger” beginning on page 187 and “The Merger—Interests of Viking’s Directors and Executive Officers in the Merger” beginning on page 188.

Termination of the merger agreement could negatively impact Camber or Viking.

If the merger agreement is terminated, there may be various consequences. For example, Camber’s or Viking’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Camber’s or Viking’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Camber may also retain a portion of Viking’s Elysium subsidiary, which could negatively impact Viking and/or Camber. For example, in the event of termination of the merger agreement by either party because there is a reasonable likelihood that the combined company will not meet the initial listing requirements of the NYSE American, required regulatory approvals will not be obtained, or the Form S-4 of which this joint proxy statement/prospectus is a part, will not be declared effective, through no fault of Camber or Viking, Camber will retain a 20% interest in Elysium if the Secured Notes (defined below under “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207) owed by Viking to Camber are repaid on or prior to the 90th day following the termination of the merger agreement (and a required additional payment is made in connection therewith from Viking to Camber), and Camber will return a 10% interest in Elysium to Viking. In the event of termination of the merger agreement by either party, through no fault of Camber, Camber will retain a 25% interest in Elysium if the payment obligations relating to the Secured Notes and merger agreement are met and it will return a 5% interest in Elysium to Viking; in the event of termination of the merger agreement due to the failure of Camber’s shareholders to approve the merger Camber will retain a 15% interest in Elysium if the payment obligations relating to the Secured Notes and merger agreement; and in the event of termination of the merger agreement due to a material breach of the merger agreement by Camber or its disclosure schedules, and if the payment obligations relating to the Secured Notes and merger agreement are met, Camber will return the entire 30% interest in Elysium to Viking. If the payment obligations relating to the Secured Notes and merger agreement are not met, Camber will retain the entire 30% interest in Elysium following any termination of the merger agreement for any reason. See also “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207 and “The Merger Agreement— Termination of the Merger Agreement”, beginning on page 209. In the event of termination of the merger agreement through no fault of Viking, due to the failure of the Camber stockholders to approve the Camber share issuance and charter amendment, Camber will issue Viking 300,000 restricted shares of Camber common stock as a termination fee, subject to Viking confirming its status as an ‘accredited investor’ and making certain other customary representations to Camber in order to allow Camber to claim an exemption from registration for such issuance, and subject to NYSE American additional listing approval of such shares. See also “The Merger Agreement—Termination of the Merger Agreement” beginning on page 209.

Additionally, each of Camber and Viking has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus, and filing and other fees paid or to be paid to the SEC and other regulatory agencies in connection with the merger. If the merger is not completed, Camber and Viking would nonetheless have to recognize these expenses but without realizing the expected benefits of the merger.

In the event the merger agreement is terminated and Camber is unable to raise additional funding to support its operations and/or promptly identify another party willing to enter into a combination transaction with it, Camber may be forced to seek bankruptcy protection.

Camber and Viking will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on Camber or Viking. These uncertainties may impair Camber’s or Viking’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Camber or Viking to seek to change existing business relationships with Camber or Viking. In addition, subject to certain exceptions, Camber and Viking have agreed to operate their respective businesses in the ordinary course consistent with past practice prior to closing. See “The Merger Agreement—Covenants and Agreements” beginning on page 201 for a description of the restrictive covenants applicable to Camber and Viking.

The merger agreement contains provisions that could adversely impact competing proposals to acquire Camber. These provisions include the prohibition on Camber generally from soliciting any acquisition proposal or offer for a competing transaction and the requirement that Camber transfer back to Viking up to the entire 30% interest in Elysium which it acquired on February 3, 2020 (25%) and June 25, 2020 (5%), if the merger agreement is terminated in specified circumstances and requiring Camber, upon termination of the merger, to redeem 630 shares of Series C Preferred Stock held by Discover at an aggregate price of $6,930,000. These provisions might discourage a third party that might have an interest in acquiring all or a significant part of Camber from considering or proposing an acquisition, even if that party were prepared to pay consideration with a higher value than the current proposed merger consideration. Furthermore, the termination fee may result in a potential competing acquirer proposing to pay a lower per share price to acquire Camber than it might otherwise have proposed to pay.

Holders of Camber and Viking common stock will have a reduced ownership and voting interest in the combined company after the merger and will therefore have less voting influence over the combined company.

Holders of Camber and Viking common stock currently have the right to vote in the election of the board of directors and on other matters involving Camber and Viking, respectively. In the merger, each Viking stockholder who receives shares of Camber common stock will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than such holder’s percentage ownership of Viking. Upon completion of the merger, Viking stockholders as of immediately prior to the merger will collectively own approximately (80%) of the outstanding shares of the combined company immediately after the merger (when including shares of common stock issuable upon conversion of the Camber Series A Preferred Stock), and Camber stockholders as of immediately prior to the merger will collectively own approximately (20%) of the outstanding shares of the combined company immediately after the merger (in each case, on a fully-diluted basis and without regard to the fact that immediately prior to the merger, certain stockholders may own both Camber and Viking stock), without taking into account shares of common stock of Camber’s issuable to Camber’s Series C Preferred Stock holder, which total approximately 118,181,407 shares of Camber common stock as of the date of this joint proxy statement/prospectus, based on the Company’s estimates (ignoring the 9.99% beneficial ownership limitation governing Camber’s Series C Preferred Stock and not including 15,348 shares of common stock which are currently held in abeyance subject to Camber increasing its authorized shares of common stock)). As a result, Viking stockholders will have less voting influence on the combined company and may have less influence on its management and policies than they now have on Viking, and Camber stockholders will have less voting influence on the combined company and may have less influence on its management and policies than they now have on Camber.

See also “The Merger—Merger Consideration”, beginning on page 193, for a summary of the securities issuable pursuant to the merger, and the post-closing capitalization structure of Camber.

Camber stockholders will not have appraisal rights in the merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Under the relevant provisions of the NRS, the Camber stockholders will not be entitled to appraisal rights in connection with the merger with respect to their shares of Camber common stock.

Stockholder litigation could prevent or delay the closing of the merger or otherwise negatively impact the business and operations of Camber and Viking.

Camber and Viking may incur costs in connection with the defense or settlement of any stockholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of Camber and Viking and could prevent or delay the consummation of the merger.

In the event the merger closes, it will cause immediate and substantial dilution to existing stockholders and a change of control of Camber.

Upon the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, each share of common stock of Viking issued and outstanding immediately prior to the effective time, other than certain shares owned by Camber, Viking and Merger Sub, and the holders of the Viking Series C Preferred Stock will have their preferred stock converted into Camber Series A Preferred Stock, which converts into Camber common stock, will in aggregate have the right to receive their pro rata share of 80% of Camber’s post-effective time capitalization in the merger, taking into account the number of shares of common stock of Camber outstanding on a fully-diluted basis and without taking into account any shares of common stock which the holder of Camber’s Series C Preferred Stock can receive upon conversion of the Series C Preferred Stock, subject to certain adjustment mechanisms discussed in the merger agreement. As such, in the event the contemplated merger closes, the issuance of the common stock and preferred stock consideration to Viking stockholders will result in immediate and substantial dilution to the interests of Camber’s then stockholders and result in a change of control of Camber.

Failure to complete the merger could negatively impact Camber’s stock price and future business and financial results.

If the merger is not completed, Camber’s ongoing business may be adversely affected and it would be subject to a number of risks, including the following:

●	it will not realize the benefits expected from the merger, including a potentially enhanced competitive and financial position, expansion of assets and therefore opportunities, and will instead be subject to all the risks Camber currently faces as an independent company;

●	it may experience negative reactions from the financial markets and its partners and employees;

●	under the merger agreement, Camber may be required to transfer back to Viking the 30% interest in Elysium which Camber has acquired to date, and will be required to redeem 630 shares of Series C Preferred Stock held by Discover at a price of $6,930,000 if the merger is terminated. If such termination fee is payable, the payment of this fee could have material and adverse consequences to Camber’s financial condition and operations. Furthermore, although Viking has agreed to pay Camber a break-up fee in the event the merger is terminated, which will allow Camber to redeem the 630 shares of Series C Preferred Stock required to be redeemed from Discover, Viking may be unable to pay such amount when due;

●	the merger agreement places certain restrictions on the conduct of Camber’s business prior to the completion of the merger or the termination of the merger agreement. Such restrictions, the waiver of which is subject to the consent of Viking, may prevent Camber from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the merger; and

●	matters relating to the merger (including integration planning) may require substantial commitments of time and resources by Camber’s management, which would otherwise have been devoted to other opportunities that may have been beneficial to Camber as an independent company.

In the event the merger agreement is terminated and Camber is unable to raise additional funding to support its operations and/or promptly identify another party willing to enter into a combination transaction with it, Camber may be forced to seek bankruptcy protection.

The merger agreement may be terminated in accordance with its terms, including if the merger is not completed by December 31, 2020, and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger as described below under “The Merger Agreement—Conditions to Complete the Merger” beginning on page 206. These conditions to the closing of the merger may not be fulfilled and, accordingly, the merger may not be completed. In addition, if the merger is not completed by December 31, 2020, either Camber or Viking may choose not to proceed with the merger, and the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval. In addition, Camber or Viking may elect to terminate the merger agreement in certain other circumstances. In the event the merger agreement is terminated and Camber is unable to raise additional funding to support its operations and/or promptly identify another party willing to enter into a combination transaction with it, Camber may be forced to seek bankruptcy protection.

Certain of Viking’s convertible note holders will need to approve the merger, or be repaid, prior to the merger closing.

As of September 30, 2020, Viking convertible notes consisted of (i)  convertible notes maturing on December 31, 2020, in the aggregate principal amount of approximately $6,420,020, with 50% of the principal amount under each note convertible into Viking common stock at $0.20 per share; (ii) a convertible note maturing January 3, 2021, in the principal amount of $500,000, with 100% of the principal amount convertible into Viking common stock at $0.15 per share, and (iii) convertible notes maturing on February 11, 2022, in the aggregate principal amount of approximately $5,337,004, with 100% of the principal amount under each note convertible into Viking common stock at $0.15 per share.

If the merger closes prior to the repayment in full (or partial conversion and repayment of the remaining portion) of Viking’s outstanding convertible promissory notes maturing on December 31, 2020, each of the holders of those notes will have to approve the merger, or their notes will need to be repaid in full at closing of the merger. Any failure of those note holders to approve the merger, or Viking to repay those note holders prior to closing, may prevent the merger from closing. Viking may raise funding through the sale of debt or equity prior to the closing of the merger to repay those note holders, which may cause significant dilution to existing stockholders of Viking and may reduce (as a result of the exchange ratio) the number of shares of Camber common stock which Viking stockholders would otherwise receive as part of the merger. Such dilution and adjustment to the exchange ratio will not be known until after Viking stockholders have approved the merger.

Certain of Viking’s warrant holders needed to approve the merger prior to the merger closing.

As of September 30, 2020, Viking’s outstanding warrants to purchase common stock of Viking included (i) warrants to purchase approximately 10,043,431 shares of Viking common stock, with the warrants requiring the consent of the holders of the warrants (the “Consenting Warrants”) prior to closing the merger, and (ii) warrants to purchase approximately 40,955,755 shares of Viking common stock not requiring warrant holder consent prior to closing the merger. As of the date of this joint proxy statement/prospectus, all holders of the Consenting Warrants have consented to the merger.

Termination of the merger agreement could negatively impact Camber.

In the event the merger agreement is terminated, Camber’s business may have been adversely impacted by its failure to pursue other beneficial opportunities due to the focus of management on the merger, and the market price of its common stock might decline to the extent that the current market price reflects a market assumption that the merger will be completed. If the merger agreement is terminated and Camber’s Board of Directors seeks another merger or business combination, Camber’s stockholders cannot be certain that Camber will be able to find a party willing to offer equivalent or more attractive consideration than the consideration provided for by the merger. If the merger agreement is terminated under certain circumstances, Camber may be required to transfer Viking back the 30% interest in Elysium and will be required to redeem 630 shares of Series C Preferred Stock held by Discover at a price of $6,930,000. Although Viking has agreed to repay the Secured Notes (defined below under “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207) upon the termination of the merger agreement and to pay Camber an additional amount as a break-up fee upon termination of the merger, which if paid will be sufficient for Camber to pay the amount it owes to Discover in connection with the redemption of 630 shares of Series C Preferred Stock ($6,930,000), Viking may be unable to pay such amounts when due and Camber may be unable to pay any difference in amounts owed. If Camber is unable to timely pay Discover amounts due in connection with the required redemption of the Series C Preferred Stock it could have a material adverse effect on Camber’s cash flows, operations, and its ability to continue as a going concern, all of which could cause the value of Camber’s common stock to decline in value or become worthless. In the event the merger agreement is terminated and Camber is unable to raise additional funding to support its operations and/or promptly identify another party willing to enter into a combination transaction with it, Camber may be forced to seek bankruptcy protection.

Significant costs are expected to be incurred in connection with the consummation of the merger and integration of Camber and Viking into a single business, including legal, accounting, financial advisory and other costs.

If the merger is consummated, Camber and Viking expect to incur significant costs in connection with integrating their operations and personnel. These costs may include costs for:

●       employee redeployment, relocation or severance;

●       integration of information systems; and

●       reorganization or closures of facilities.

In addition, Camber and Viking expect to incur a number of non-recurring costs associated with combining the operations of the two companies, which cannot be estimated accurately at this time. Camber and Viking will also incur transaction fees and other costs related to the merger. Additional unanticipated costs may be incurred in the integration of the businesses of Camber and Viking. Although Camber and Viking expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and transaction-related costs over time, this net benefit may not be achieved in the near term, or at all. There can be no assurance that Camber and Viking will be successful in these integration efforts.

The exchange ratio of the merger is calculated without taking into account Camber’s Series C Preferred Stock.

The merger agreement provides that the exchange ratio representing the number of shares of Camber common stock that each holder of Viking common stock will receive in the merger is calculated without regard to the conversion rights of Camber’s Series C Preferred Stock. The conversion price of the Series C Preferred Stock is $162.50 per share for the face amount of each share of Series C Preferred Stock ($10,000 per share). The Series C Preferred Stock also provides that all applicable dividends (conversion premiums), which initially accrued in the amount of 24.95% per annum and which increase or decrease subject to the terms of the Series C Preferred Stock, based on among other things, the trading price of Camber’s common stock, up to a maximum of 34.95% per annum, are due upon conversion or repayment/redemption (where applicable) thereof, for the full seven year term of such securities, based on the face amount of such security. The conversion premium under the Series C Preferred Stock is payable and the dividend rate under the Series C Preferred Stock is adjustable. Specifically, the conversion rate of such premiums and dividends equals 95% of the average of the lowest 5 individual daily volume weighted average prices during the Measuring Period, not to exceed 100% of the lowest sales prices on the last day of the Measuring Period, less $0.05 per share of common stock, unless a trigger event has occurred, in which case the conversion rate equals 85% of the lowest daily volume weighted average price during the Measuring Period, less $0.10 per share of common stock not to exceed 85% of the lowest sales prices on the last day of such Measuring Period, less $0.10 per share. Notwithstanding the above, in no event will the value of the common stock pursuant to the foregoing be below the par value per share of the common stock ($0.001). The “Measuring Period” is the period beginning, if no trigger event has occurred, 30 trading days, and if a trigger event has occurred, 60 trading days, before the applicable notice has been provided regarding the exercise or conversion of the applicable security (provided that the parties have contractually agreed that the Measuring Period for all outstanding shares of Series C Preferred Stock begins on February 3, 2020), and ending, if no trigger event has occurred, 30 trading days, and if a trigger event has occurred, 60 trading days, after the applicable number of shares stated in the initial exercise/conversion notice have actually been received into Discover’s designated brokerage account in electronic form and fully cleared for trading. Trigger events are described in the designation of the Series C Preferred Stock, but include items which would typically be events of default under a debt security, including filing of reports late with the SEC. Because the beginning date for the Measuring Period for all outstanding shares of Series C Preferred Stock is February 3, 2020, the conversion price of the conversion premiums on such Series C Preferred Stock will never be above approximately $0.3985 per share (as may be adjusted for the reverse stock split, if approved and implemented)(representing the current estimated lowest conversion price in the period from February 3, 2020, through the date of this joint proxy statement/prospectus), regardless of the actual trading price of Camber’s common stock.

As a result of the above, based on recent trading prices of Camber’s common stock, the 2,693 currently outstanding shares of Series C Preferred Stock would, if converted in full, convert into approximately 118,181,407 shares of common stock, based on Camber’s current estimates (ignoring the 9.99% beneficial ownership limitation governing the Series C Preferred Stock and not including 15,348 shares of common stock which are currently held in abeyance subject to Camber increasing its authorized shares of common stock), which shares are not included in the calculation of the exchange ratio, and the conversion of which will cause significant dilution to Camber stockholders following the merger. Because the exchange ratio does not take into account the shares of common stock issuable upon conversion of the Series C Preferred Stock, the actual percentage of Camber’s post-merger capitalization received by stockholders of Viking in the merger will be significantly less than 80% of the post-merger capitalization of Camber. Notwithstanding the above, we anticipate such number of shares of common stock issuable upon conversion of such outstanding shares of Series C Preferred Stock increasing over time, in the event the trading price of the Camber common stock decreases over time, which we anticipate occurring as the holder of the Series C Preferred Stock converts and sells shares into the market.

See also “The Merger—Merger Consideration”, beginning on page 193, for a summary of the securities issuable pursuant to the merger, and the post-closing capitalization structure of Camber.

Although Discover may not receive shares of common stock exceeding 9.99% of its outstanding shares of common stock immediately after affecting such conversion, this restriction does not prevent Discover from receiving shares up to the 9.99% limit, selling those shares, and then receiving the rest of the shares it is due, in one or more tranches, while still staying below the 9.99% limit. If Discover chooses to do this, it will cause substantial dilution to the then holders of its common stock. Additionally, the continued sale of shares issuable upon successive conversions will likely create significant downward pressure on the price of its common stock as Discover sells material amounts of Camber’s common stock over time and/or in a short period of time. This could place further downward pressure on the price of its common stock and in turn result in Discover receiving an ever increasing number of additional shares of common stock upon conversion of its securities, and adjustments thereof, which in turn will likely lead to further dilution, reductions in the exercise/conversion price of Discover’s securities and even more downward pressure on its common stock, which could lead to its common stock becoming devalued or worthless.

The combined company will be required to re-meet the initial listing standards of the NYSE American in order to close the merger.

The merger agreement provides that in the event the NYSE American determines that the merger constitutes, or will constitute, a “back-door listing”/“reverse merger”, Camber (and its common stock) is required to qualify for initial listing on the NYSE American, pursuant to the applicable guidance and requirements of the NYSE as of the date of the merger and the NYSE American has expressed their initial opinion that the merger will constitute, a “back-door listing”/“reverse merger”. The NYSE American initial listing standards include more stringent requirements than the NYSE American continued listing standards, which as discussed in the risk factors below, Camber is not currently in compliance with; provided that Camber believes it will be in compliance with the continued listing standards upon closing of the merger.

The NYSE American initial listing standards require that issuers meeting one of the following tests: (1) $750,000 of pre-tax income (in either the last fiscal year or two of the three most recent years), $3 million of public float, $4 million of stockholders’ equity and a minimum share price of $3 per share; (2) $15 million of public float, $4 million of stockholders’ equity, a $3 per share price and 2 years of operating history; (3) a $50 million market cap; $15 million of public float, $4 million of stockholders’ equity, and a $2 per share price; (4) a $75 million market cap; $20 million of public float and a $3 per share price; or (5) $75 million in total assets and total revenue (in either the last fiscal year or two of the three most recent years); $20 million of public float and a $3 per share price, plus in each case either (a) 800 public stockholders and 500,000 shares of total public float; (b) 400 public stockholders and 1,000,000 shares of total public float; or (c) 400 public stockholders, 500,000 shares of total public float and a 2,000 share daily trading volume (over the past six months).

Camber as a stand-alone company does not currently meet the initial listing standards described above, and the combined company may similarly not meet such requirements.

Camber’s Series C Preferred Stockholder, Discover, holds rights of first refusal to provide further funding and favored nation rights.

Camber has granted Discover a right of first offer to match any offer for financing Camber receives from any person while the shares of Series C Preferred Stock are outstanding, except for debt financings not convertible into common stock, which are excluded from such right to match. Such right of first refusal may delay or prevent Camber from raising funding in the future.

Camber also agreed that if it issues any security with any term more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to Discover, then Camber would notify Discover of such additional or more favorable term and such term, at Discover’s option, may become a part of the transaction documents with Discover, including the Series C Preferred Stock and the agreements relating to the sale thereof. Such favored nations provision may make it more costly to complete transactions in the future, may prevent future transactions from occurring and/or may provide Discover additional rights than it currently has, all of which may cause significant dilution to existing stockholders, and/or cause the value of Camber’s common stock to decline in value.

Viking’s Chief Executive Officer, James Doris, holds preferred stock which currently affords him enough stockholder votes to control Viking and approve the merger on behalf of Viking’s stockholders, and will provide him significant voting control over the combined company.

Viking’s CEO and director, James Doris, holds 28,092 shares of Viking Series C Preferred Stock, with each share of preferred stock entitling the holder thereof to 4,900 votes on all matters submitted to the vote of Viking’s security holders. By virtue of such stock ownership, Mr. Doris is able to control the election of the members of Viking’s Board of Directors and to generally exercise control over the affairs of Viking, including approving the merger.

Although such Viking Series C Preferred Stock will be exchanged for Camber Series A Preferred Stock as a result of the merger, such Camber Series A Preferred Stock will be able to vote, and be converted into, the same number of shares of Camber common stock as a holder would have received in the merger if such preferred stock was converted into Common Stock immediately prior to the effective time. As a result, it is currently anticipated that Mr. Doris (or his assigns) will control approximately 29% of the combined company’s voting shares following the merger, which number may be decreased by dilution to Viking stockholders and the voting rights of the Viking Series C Preferred Stock as a result of the sale of equity prior to closing and other issuances of Viking common stock which may occur prior to closing. As such, Mr. Doris will have significant control over the combined company following the closing, and the interests of Mr. Doris may differ from other stockholders. There can be no assurance that conflicts of interest will not arise with respect to Mr. Doris’s ownership of Camber Series A Preferred Stock, or that such conflicts will be resolved in a manner favorable to combined company stockholders. See “The Merger—Interests of Viking’s Directors and Executive Officers in the Merger” beginning on page 188 and “Security Ownership of Combined Company Beneficial Owners and Management Subsequent to Merger”, beginning on page 259.

Camber’s officers and directors will receive significant consideration and bonuses in the event the merger closes.

On August 31, 2020, Camber’s Board of Directors entered into Past Service Payment and Success Bonus Agreements with each non-executive member of the Board of Directors of Camber, and each of Louis G. Schott, Camber’s Interim Chief Executive Officer and Robert Schleizer, Camber’s Chief Financial Officer (collectively, the “Merger Compensation Agreements”). Pursuant to such agreements: each non-executive director, and each officer, of Camber, is to receive, contingent upon closing the merger, $100,000 in consideration for past services provided to Camber through the date of the merger as a member of the Board of Directors/officer, and $50,000 as a success bonus for Camber’s successful completion of the merger, in cash, contingent on such non-executive director/officer’s continued service to Camber at the same level of service he is currently performing, through the effective date of the merger. The consideration payable to the officers and directors of Camber upon the closing of the merger will (a) reduce the cash available for the combined company’s activities; and (b) may result in conflicts of interest between such officers and directors and other stockholders of Camber. See also “The Merger—Interests of Camber’s Directors and Executive Officers in the Merger” beginning on page 187.

General Business and Other Risks Relating to Camber

Camber’s business and operations are subject to many risks. The risks described below may not be the only risks Camber faces, as its business and operations may also be subject to risks that it does not yet know of, or that it currently believes are immaterial. If any of the events or circumstances described below actually occurs, Camber’s business, financial condition, results of operations or cash flow could be materially and adversely affected and the trading price of its common stock could decline. The following risk factors should be read in conjunction with the other information contained herein, including the financial statements and the related notes. Please read “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 29 of this joint proxy statement/prospectus, where Camber describes additional uncertainties associated with Camber’s business and the forward-looking statements included in this joint proxy statement/prospectus.

Camber currently has only limited oil and gas operations.

Camber’s Hutchinson County, Texas leases, which made up approximately 30% of its historical total producing properties, were transferred in July 2020 as part of a settlement agreement. Although prior to the settlement, Camber was in the process of performing workovers on the wells on the leases and had very limited production from the properties, Camber’s oil and gas revenues, results of operations and prospects in the future may be materially adversely affected as a result of such transfer. Camber’s primary assets as of this date are its indirect interests in the Elysium assets and its non-operated assets in Glasscock County, Texas. Notwithstanding the above, Camber’s management believes that Camber’s current non-operated properties will be immaterial to the combined company following the merger and following the merger the combined company’s management will determine what course to take regarding such combined company assets, including Camber’s non-operated properties.

Lineal and Viking owe Camber a substantial amount of money which may not be timely repaid, if at all.

Pursuant to a December 31, 2019 Redemption Agreement entered into between Camber and the prior owners of Lineal, Camber entered into a new unsecured promissory note in the amount of $1,539,719 with Lineal, evidencing the outstanding amount of a prior July 2019 promissory note, together with additional amounts loaned by Camber to Lineal through December 31, 2019 (the “December 2019 Lineal Note”); and loaned Lineal an additional $800,000, which was evidenced by an unsecured promissory note in the amount of $800,000, entered into by Lineal in favor of Camber on December 31, 2019 (“Lineal Note No. 2”). The December 2019 Lineal Note and Lineal Note No. 2, accrue interest, payable quarterly in arrears, beginning on March 31, 2020 and continuing until December 31, 2021, when all interest and principal is due, at 8% and 10% per annum (18% upon the occurrence of an event of default), respectively. The December 2019 Lineal Note and Lineal Note No. 2 are unsecured. Due to the impact of the COVID-19 pandemic and the decrease in economic activity, namely, oil and gas services, related thereto, which has had a negative effect on Lineal’s business operations, Lineal has requested that Camber provide it a deferral of interest payments. The Company is in negotiations with Lineal regarding potential modification of the notes.

On February 3, 2020 and June 25, 2020, Camber advanced $5 million and $4.2 million, respectively, to Viking, and Viking provided Camber, among other things, the Secured Notes, defined and described in greater detail below under, “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207. The Secured Notes accrue interest at the rate of 10.5% per annum, payable quarterly and are due and payable on February 3, 2022. The notes include standard events of default, including certain defaults relating to the trading status of Viking’s common stock and change of control transactions involving Viking. The Secured Notes can be prepaid at any time with prior notice as provided therein, and together with a pre-payment penalty equal to 10.5% of the original amount of the Secured Notes. The Secured Notes are secured by a security interest, pari passu with the other investors in Viking’s Secured Note offering (subject to certain pre-requisites) in Viking’s 70% ownership of Elysium and 100% of Ichor Energy Holdings, LLC. Additionally, pursuant to a separate Security and Pledge Agreement, Viking provided Camber a security interest in the membership, common stock and/or ownership interests of all of Viking’s existing and future, directly owned or majority owned subsidiaries, to secure the repayment of the Secured Notes. The Secured Notes will be forgiven upon the closing of the merger.

In the event the Lineal notes or the Secured Notes are not paid when due, an event of default occurs under such notes and/or the interest thereon is not timely paid, Camber may have to take legal action to enforce the repayment of such notes. Furthermore, Lineal and/or Viking may not have sufficient cash to repay such notes when due, including, but not limited to interest due thereon. The Lineal notes are unsecured and as such, secured credits of Lineal may have priority rights to Lineal’s assets in connection with any liquidation or bankruptcy. Although the Secured Notes are secured by Viking, such security interest may not be sufficient to repay the notes and other creditors may have priority rights to such collateral. In the event the notes payable to Camber are not timely paid and/or not paid in full, it could have a material adverse effect on Camber’s cash flows and its ability to pay its debts as they become due. Any failure by Viking or Lineal to timely repay their debt obligations to Camber could cause the value of Camber’s securities to decline in value or become worthless.

Camber may have difficulty managing growth in its business, which could have a material adverse effect on its business, financial condition and results of operations and its ability to execute its business plan in a timely fashion.

Because of Camber’s small size, growth in accordance with its business plans, if achieved, will place a significant strain on its financial, technical, operational and management resources. If Camber expands its activities, developments and production, and increases in the number of projects it is evaluating or in which it participates, there will be additional demands on its financial, technical and management resources. The failure to continue to upgrade its technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the inability to recruit and retain experienced managers, geoscientists, petroleum engineers, landmen, engineers and employees could have a material adverse effect on Camber’s business, financial condition and results of operations and its ability to execute its business plan in a timely fashion.

Camber depends significantly upon the continued involvement of its present management.

Camber depends to a significant degree upon the involvement of its management, specifically, its Interim Chief Executive Officer, Louis G. Schott, who is in charge of its strategic planning and operations, and its Chief Financial Officer, Robert Schleizer. Camber’s performance and success are dependent to a large extent on the efforts and continued employment of Mr. Schott and Mr. Schleizer. Camber does not believe that Mr. Schott or Mr. Schleizer could be quickly replaced with personnel of equal experience and capabilities, and their successor(s) may not be as effective. If Mr. Schott, Mr. Schleizer, or any of its other key personnel resign or become unable to continue in their present roles and if they are not adequately replaced, Camber’s business operations could be adversely affected.

Camber has an active Board of Directors that meets several times throughout the year and is intimately involved in its business and the determination of its operational strategies. Members of Camber’s Board of Directors work closely with management to identify potential prospects, acquisitions and areas for further development. If any of its directors resign or become unable to continue in their present role, it may be difficult to find replacements with the same knowledge and experience and as a result, its operations may be adversely affected.

Future increases in Camber’s tax obligations; either due to increases in taxes on energy products, energy service companies and exploration activities or reductions in currently available federal income tax deductions with respect to oil and natural gas exploration and development, may adversely affect its results of operations and increase its operating expenses.

Federal, state and local governments have jurisdiction in areas where Camber operates and impose taxes on the oil and natural gas products it sells. There are constant discussions by federal, state and local officials concerning a variety of energy tax proposals, some of which, if passed, would add or increase taxes on energy products, service companies and exploration activities. The passage of any legislation or any other changes in U.S. federal income tax laws could impact or increase the taxes that it is required to pay and consequently adversely affect Camber’s results of operations and/or increase its operating expenses.

Camber’s officers and directors have limited liability, and Camber is required in certain instances to indemnify its officers and directors for breaches of their fiduciary duties.

Camber has adopted provisions in its articles of incorporation and bylaws which limit the liability of its officers and directors and provide for indemnification by it of its officers and directors to the full extent permitted by Nevada corporate law. Camber’s articles generally provide that its officers and directors shall have no personal liability to it or its stockholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit Camber’s stockholders’ ability to hold officers and directors liable for breaches of fiduciary duty, and may require Camber to indemnify its officers and directors.

Camber it may incur additional indebtedness, which could reduce its financial flexibility, increase interest expense and adversely impact its operations in the future.

Camber currently has no significant outstanding indebtedness; however, in the future it may incur significant amounts of additional indebtedness in order to make acquisitions or to develop properties. Camber’s level of future indebtedness could affect its operations in several ways, including the following:

●	a significant portion of its cash flows could be used to service its indebtedness;

●	a high level of debt would increase its vulnerability to general adverse economic and industry conditions;

●	any covenants contained in the agreements governing its outstanding indebtedness could limit its ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

●	a high level of debt may place it at a competitive disadvantage compared to its competitors that are less leveraged and, therefore, may be able to take advantage of opportunities that its indebtedness may prevent it from pursuing; and

●	debt covenants to which it may agree may affect its flexibility in planning for, and reacting to, changes in the economy and in its industry.

A high level of indebtedness increases the risk that Camber may default on its debt obligations. Camber may not be able to generate sufficient cash flows to pay the principal or interest on its debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. If it does not have sufficient funds and is otherwise unable to arrange financing for future operations, Camber may have to sell significant assets or have a portion of its assets foreclosed upon which could have a material adverse effect on its business, financial condition and results of operations.

Specific Risks Relating to Camber’s Oil and Gas Operations

Camber currently has limited production and revenues from its non-operated properties.

Camber’s interest in non-operated properties are producing limited revenues. As such, Camber does not anticipate generating any significant revenues through the closing date of the merger, and will need to rely on cash on hand, funds which it can raise through the sale of equity (including shares of Series C Preferred Stock) and other borrowings to support its operations, pay operational expenses, and funds due in connection with the preparation and negotiation of the merger documents and related filing documents, and its filings with the SEC. Such funds may not be available on favorable terms if at all. In the event that Camber runs out of available funds prior to the date of the merger, it may be forced to abandon the merger and/or its filings with the SEC, and may be forced to seek bankruptcy protection.

Camber is subject to production declines and loss of revenue due to shut-in wells.

The majority of Camber’s historical oil and gas production revenues have come from a small number of producing wells. Camber does not currently have any material producing wells aside from its interests in the Elysium assets. If in the future, wells which Camber owns are required to be shut-in (as they were for various periods in the past), its production and revenue could be adversely affected. Camber’s wells have historically been shut-in from time-to-time for maintenance, workovers, upgrades and other matters outside of its control, including repairs, adverse weather (including hurricanes, flooding and tropical storms), inability to dispose of produced water or other regulatory and market conditions. Any significant period where its wells are shut-in, would have a material adverse effect on its future results of production, oil and gas revenues and net income or loss for the applicable period. However, notwithstanding the above, Camber’s management believes that Camber’s non-operated properties will be immaterial to the combined company following the merger and following the merger the combined company’s management will determine what course to take regarding such combined company assets, including Camber’s non-operated properties.

Camber’s business and operations may be adversely affected by the recent COVID-19 pandemic or other similar outbreaks.

As a result of the recent COVID-19 outbreak or other adverse public health developments, including voluntary and mandatory quarantines, travel restrictions and other restrictions, Camber’s operations, and those of Camber’s subcontractors, customers and suppliers, have and may continue to experience delays or disruptions and temporary suspensions of operations. In addition, Camber’s financial condition and results of operations have been and may continue to be adversely affected by the coronavirus outbreak.

The timeline and potential magnitude of the COVID-19 outbreak is currently unknown.  The continuation or amplification of this virus could continue to more broadly affect the United States and global economy, including Camber’s business and operations, and the demand for oil and gas (as it has already).  For example, a significant outbreak of coronavirus or other contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect Camber’s operating results. In addition, the effects of COVID-19 and concerns regarding its global spread have recently negatively impacted the domestic and international demand for crude oil and natural gas, which has contributed to price volatility, impacted the price we receive for oil and natural gas and materially and adversely affected the demand for and marketability of Camber’s production. As the potential impact from COVID-19 is difficult to predict, the extent to which it may negatively affect Camber’s operating results or the duration of any potential business disruption is uncertain. Any impact will depend on future developments and new information that may emerge regarding the severity and duration of COVID-19 and the actions taken by authorities to contain it or treat its impact, all of which are beyond Camber’s control. These potential impacts, while uncertain, could adversely affect Camber’s operating results, notwithstanding the fact that the impact of COVID-19 has already negatively affected Camber’s first, second and third quarter results of operations.

Furthermore, COVID-19 and the measures being taken to address and limit the spread of the virus have adversely affected the economies and financial markets of many countries, resulting in an economic downturn that has negatively impacted, and may continue to negatively impact, global demand and prices for crude oil and NGLs. If the COVID-19 outbreak should continue or worsen, we may also experience disruptions to commodities markets, equipment supply chains and the availability of personnel, which could adversely affect Camber’s ability to conduct Camber’s business and operations. There are still too many variables and uncertainties regarding the COVID-19 pandemic - including the ultimate geographic spread of the virus, the duration and severity of the outbreak and the extent of travel restrictions and business closures imposed in affected countries - to fully assess the potential impact on Camber’s business and operations.

Downturns and volatility in global economies and commodity and credit markets have materially adversely affected Camber’s business, results of operations and financial condition.

Camber’s results of operations are materially adversely affected by the conditions of the global economies and the credit, commodities and stock markets. Among other things, Camber has recently been adversely impacted, and anticipates to continue to be adversely impacted, due to a global reduction in consumer demand for oil and gas, and consumer lack of access to sufficient capital to continue to operate their businesses or to operate them at prior levels. In addition, a decline in consumer confidence or changing patterns in the availability and use of disposable income by consumers can negatively affect the demand for oil and gas and as a result Camber’s results of operations.

Camber faces intense competition in connection with its oil and gas operations.

Camber is in direct competition for properties with numerous oil and natural gas companies, drilling and income programs and partnerships exploring various areas of Texas and Louisiana. Many competitors are large, well-known energy companies, although no single entity dominates the industry. Many of its competitors possess greater financial and personnel resources enabling them to identify and acquire more economically desirable energy producing properties and drilling prospects than Camber. Additionally, there is competition from other fuel choices to supply the energy needs of consumers and industry. Management of Camber believes that a viable marketplace exists for smaller producers of natural gas and crude oil.

Camber has identified material weaknesses in its disclosure controls and procedures and internal control over financial reporting. If not remediated, its failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could result in material misstatements in its financial statements and a failure to meet its reporting and financial obligations, each of which could have a material adverse effect on its financial condition and the trading price of its common stock.

Maintaining effective internal control over financial reporting and effective disclosure controls and procedures are necessary for Camber to produce reliable financial statements. As of June 30, 2020, Camber’s Interim CEO and CFO have determined that Camber’s disclosure controls and procedures were not effective, and such disclosure controls and procedures have not been deemed effective since approximately September 30, 2017. Separately, management assessed the effectiveness of Camber’s internal control over financial reporting as of March 31, 2020 and determined that such internal control over financial reporting was not effective as a result of such assessment, due mainly to limited staff and lack of segregation of duties.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Camber’s annual or interim financial statements will not be prevented or detected on a timely basis. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

Maintaining effective disclosure controls and procedures and effective internal control over financial reporting are necessary for Camber to produce reliable financial statements and Camber is committed to remediating its material weaknesses in such controls as promptly as possible. However, there can be no assurance as to when these material weaknesses will be remediated or that additional material weaknesses will not arise in the future. Any failure to remediate the material weaknesses, or the development of new material weaknesses in Camber’s internal control over financial reporting, could result in material misstatements in its financial statements and cause it to fail to meet its reporting and financial obligations, which in turn could have a material adverse effect on its financial condition and the trading price of its common stock, and/or result in litigation against Camber or its management. In addition, even if Camber was successful in strengthening its controls and procedures, those controls and procedures may not be adequate to prevent or identify irregularities or facilitate the fair presentation of its financial statements or its periodic reports filed with the SEC.

If Camber does not hedge its exposure to reductions in oil and natural gas prices, it may be subject to significant reductions in prices. Alternatively, Camber may use oil and natural gas price hedging contracts, which involve credit risk and may limit future revenues from price increases and result in significant fluctuations in its profitability.

In the event that Camber chooses not to hedge its exposure to reductions in oil and natural gas prices by purchasing futures and by using other hedging strategies, Camber may be subject to significant reduction in prices which could have a material negative impact on its profitability. Alternatively, Camber may elect to use hedging transactions with respect to a portion of its oil and natural gas production to achieve more predictable cash flow and to reduce its exposure to price fluctuations. While the use of hedging transactions limits the downside risk of price declines, their use also may limit future revenues from price increases. Hedging transactions also involve the risk that the counterparty may be unable to satisfy its obligations.

All of Camber’s oil and gas properties are located in Texas and Louisiana, making it vulnerable to risks associated with operating in one major geographic area.

All of Camber’s oil and gas properties are located in Texas and Louisiana. As a result, Camber may be disproportionately exposed to the impact of delays or interruptions of production from wells caused by transportation capacity constraints, curtailment of production, availability of equipment, facilities, personnel or services, significant governmental regulation, natural disasters, adverse weather conditions, or interruption of transportation of oil or natural gas produced from the wells in this area, governmental restrictions, stay-at-home orders and local outbreaks of communicable diseases, including COVID-19. In addition, the effect of fluctuations on supply and demand may become more pronounced within specific geographic oil and gas producing areas such as the ones Camber operates in, which may cause these conditions to occur with greater frequency or magnify the effect of these conditions. Due to the concentrated nature of Camber’s portfolio, a number of its properties could experience any of the same conditions at the same time, resulting in a relatively greater impact on its results of operations than they might have on other companies that have a more diversified portfolio of properties. Such delays or interruptions could have a material adverse effect on Camber’s financial condition and results of operations.

Camber is limited in its ability to undertake subsequent financings.

On and effective June 22, 2020, Camber and Discover entered into a Stock Purchase Agreement (the “June 2020 Purchase Agreement”). Pursuant to the June 2020 Purchase Agreement, as long as Discover holds any shares of Camber Series C Preferred Stock, Camber agreed that, except as contemplated in connection with the merger, Camber would not issue or enter into or amend an agreement pursuant to which Camber may issue any shares of common stock, other than (a) for restricted securities with no registration rights, (b) in connection with a strategic acquisition, (c) in an underwritten public offering, or (d) at a fixed price; or issue or amend any debt or equity securities convertible into, exchangeable or exercisable for, or including the right to receive, shares of common stock (i) at a conversion price, exercise price or exchange rate or other price that is based upon or varies with, the trading prices of or quotations for the shares of common stock at any time after the initial issuance of the security or (ii) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of the security or upon the occurrence of specified or contingent events directly or indirectly related to the business of Camber or the market for its common stock. These restrictions may make it more costly for Camber to raise funding in the future or may limit Camber’s ability to raise funding, which could force Camber to curtail its business plan or prohibit Camber from taking advantage of an attractive investment, acquisition or drilling activities, all of which could have a negative effect on the value of Camber’s common stock and its near-term or long-term prospects. Such obligations and restrictions, and as such, the risk described in the paragraph above, will continue to apply to the combined company following the effective time.

Risks Relating to Ownership of Camber’s Securities

If Camber is unable to maintain compliance with NYSE American continued listing standards, its common stock may be delisted from the NYSE American equities market, which would likely cause the liquidity and market price of its common stock to decline.

Camber’s common stock is currently listed on the NYSE American. The NYSE American will consider suspending dealings in, or delisting, securities of an issuer that do not meet its continued listing standards. If it cannot meet the NYSE American continued listing requirements, the NYSE American may delist its common stock, which could have an adverse impact on Camber and the liquidity and market price of its stock.

On February 24, 2020, Camber received notice from the NYSE American (the “Exchange”) that Camber was not in compliance with certain of the Exchange’s continued listing standards as set forth in Part 10 of the NYSE American Company Guide (the “Company Guide”). Specifically, because Camber reported stockholders’ equity of $3.1 million as of December 31, 2019 and net losses in three of its four most recent fiscal years then ended, Camber did not comply with Section 1003(a)(ii) of the Company Guide because it had stockholders’ equity of less than $4,000,000 and reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. In order to maintain its listing on the Exchange, the Exchange requested Camber submit a plan of compliance (the “Plan”) by March 25, 2020 addressing how Camber intended to regain compliance with Section 1003(a)(ii) of the Company Guide by August 24, 2021, which plan was submitted and accepted. During the plan period, Camber is able to continue its listing and will be subject to continued periodic review by the Exchange staff. If Camber does not make progress consistent with the Plan during the plan period, Camber will be subject to delisting procedures as set forth in the Company Guide.

It is a required condition to the closing of the merger that in the event the Exchange determines that the merger constitutes, or will constitute, a “back-door listing”/“reverse merger”, which we expect that it will, Camber (and its common stock) will qualify for initial listing on the NYSE American, pursuant to the applicable guidance and requirements of the Exchange.

Camber may be unable to comply with NYSE American continued listing standards. Camber’s business has been and may continue to be affected by worldwide macroeconomic factors, which include uncertainties in the credit and capital markets. External factors that affect its stock price, such as liquidity requirements of its investors, as well as its performance, could impact its market capitalization, revenue and operating results, which, in turn, could affect its ability to comply with the NYSE American’s listing standards. The NYSE American has the ability to suspend trading in its common stock or remove its common stock from listing on the NYSE American if in the opinion of the exchange: (a) the financial condition and/or operating results of Camber appear to be unsatisfactory; or (b) it appears that the extent of public distribution or the aggregate market value of its common stock has become so reduced as to make further dealings on the exchange inadvisable; or (c) it has sold or otherwise disposed of its principal operating assets, or has ceased to be an operating company; or (d) it has failed to comply with its listing agreements with the exchange (which include requiring additional listing approval from the exchange prior to issuing any shares of common stock, something Camber has inadvertently failed to comply with in the past); or (e) any other event shall occur or any condition shall exist which makes further dealings on the exchange unwarranted.

In the past Camber has been out of compliance with the NYSE American’s continued listing standards which (a) require a listed company to maintain stockholders’ equity of more than $2 - $6 million, depending on the prior years of net losses experienced by the listed company; and (b) require a listed company to maintain an average trading price for its securities which exceeds $0.20 per share, for each 30 day rolling period. While it has cured such prior non-compliance, as discussed above, Camber is currently not in compliance with the Exchange’s continued listing rules. Notwithstanding that, Camber expects that upon completion of the merger it will once again regain compliance with the NYSE American listing standards and the parties anticipate Camber being able to meet the initial listing standards of the Exchange prior to the closing of the merger, which is a condition to closing the merger.

If Camber is unable to maintain compliance with the NYSE American criteria for continued listing, its common stock would be subject to delisting. A delisting of its common stock could negatively impact it by, among other things, reducing the liquidity and market price of its common stock and reducing the number of investors willing to hold or acquire its common stock, which could negatively impact its ability to raise equity financing. In addition, delisting from the NYSE American might negatively impact its reputation and, as a consequence, its business. Additionally, if Camber were delisted from the NYSE American and it was not able to list its common stock on another national exchange, it would no longer be eligible to use Form S-3 registration statements and will instead be required to file a Form S-1 registration statement for any primary or secondary offerings of common stock, which would delay its ability to raise funds in the future, may limit the type of offerings of common stock it could undertake, and would increase the expenses of any offering, as, among other things, registration statements on Form S-1 are subject to SEC review and comments whereas take downs pursuant to a previously filed Form S-3 are not.

If Camber is delisted from the NYSE American, your ability to sell your shares of common stock of Camber would also be limited by the penny stock restrictions, which could further limit the marketability of your shares.

If Camber’s common stock is delisted from the NYSE American, it would come within the definition of “penny stock” as defined in the Exchange Act and would be covered by Rule 15g-9 of the Exchange Act. That Rule imposes additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors. For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. Consequently, Rule 15g-9, if it were to become applicable, would affect the ability or willingness of broker-dealers to sell Camber’s securities, and accordingly would affect the ability of stockholders to sell their securities in the public market. These additional procedures could also limit Camber’s ability to raise additional capital in the future.

Camber does not intend to pay cash dividends to stockholders.

Camber currently anticipates that it will retain all future earnings, if any, to finance the growth and development of its business. Camber does not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends will depend upon its financial condition, capital requirements, earnings and other factors deemed relevant by its Board of Directors. As a result, only appreciation of the price of Camber’s common stock, which may not occur, will provide a return to stockholders.

Camber currently has a volatile market for its common stock, and the market for its common stock is and may remain volatile in the future.

Camber currently has a highly volatile market for its common stock, which market is anticipated to remain volatile in the future. Factors that could affect Camber’s stock price or result in fluctuations in the market price or trading volume of its common stock include:

●	its actual or anticipated operating and financial performance and drilling locations, including reserve estimates;

●	quarterly variations in the rate of growth of its financial indicators, such as net income/loss per share, net income/loss and cash flows, or those of companies that are perceived to be similar to Camber;

●	changes in revenue, cash flows or earnings estimates or publication of reports by equity research analysts;

●	speculation in the press or investment community;

●	public reaction to Camber’s press releases, announcements and filings with the SEC;

●	sales of Camber’s common stock by Camber or other stockholders, or the perception that such sales may occur;

●	the amount of Camber’s freely tradable common stock available in the public marketplace;

●	general financial market conditions and oil and natural gas industry market conditions, including fluctuations in commodity prices;

●	the realization of any of the risk factors that it is subject to;

●	the global spread and containment of COVID-19, as well as U.S., local and foreign actions to control the spread of COVID-19;

●	the recruitment or departure of key personnel;

●	commencement of, or involvement in, litigation;

●	the prices of oil and natural gas;

●	changes in market valuations of companies similar to Camber; and

●	domestic and international economic, legal and regulatory factors unrelated to Camber’s performance.

Camber’s common stock is listed on the NYSE American under the symbol “CEI.” Camber’s stock price may be impacted by factors that are unrelated or disproportionate to Camber’s operating performance. The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of Camber’s common stock. Additionally, general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of Camber’s common stock. Due to the limited volume of Camber’s shares which trade, it believes that its stock prices (bid, ask and closing prices) may not be related to its actual value, and not reflect the actual value of its common stock. You should exercise caution before making an investment in Camber.

A prolonged decline in the market price of Camber’s common stock could affect its ability to obtain additional financing which would adversely affect its operations.

Historically, Camber has relied on equity and debt financing as primary sources of financing. A prolonged decline in the market price of its common stock or a reduction in its accessibility to the global markets may result in its inability to secure additional financing which would have an adverse effect on Camber’s operations.

Camber currently has no authorized but unissued shares of common stock.

Camber has authorized capital stock consisting of 25,000,000 shares of common stock, $0.001 par value per share (which will increase to 250,000,000 shares in the event the Camber charter amendment is approved by stockholders at the meeting) and 10,000,000 shares of preferred stock, $0.001 par value per share. As of October 14, 2020, Camber had 25,000,000 shares of common stock outstanding (prior to taking into account the Camber reverse stock split, in the event the Camber reverse split proposal is approved and such Camber reverse stock split is authorized by the board of directors and becomes effective) and 2,693 shares of Series C Preferred Stock outstanding (each as described in greater detail below under “Description of Camber Capital Stock”, beginning on page 222). As a result, we currently have no authorized but unissued shares of common stock. In the short term we believe that the cap on our outstanding shares may be a positive as it will limit the future dilution to existing shareholders as a result of the conversion of Series C Preferred Stock, which is convertible into approximately 118,181,407 shares of common stock as of the date of this joint proxy/prospectus (ignoring the 9.99% beneficial ownership limitation governing the Series C Preferred Stock); however, in the long term, until such time as we are able to increase our authorized shares of common stock, which will require approval of the shareholders of Camber, which approval is being sought pursuant to Proposal No. 4), we anticipate that such limit may negatively affect our ability to undertake transactions which may be accretive to shareholder value, including the merger. For example, until such time as our authorized shares of common stock are increased, we will not be able to use our common stock as consideration for any acquisitions or combination transactions. Furthermore, we will not be able to sell equity or convertible debt to raise funding, or issue share-based compensation to officers, directors, employees, or consultants. All of the above may negatively affect our revenues and results of operations and cause the value of our common stock to decline in value or become worthless.

Assuming the increase in our authorized shares of common stock to 250,000,000 shares, as a result of the increase in authorized shares of common stock being sought pursuant to Proposal No. 4, and the decrease in our authorized shares of common stock as a result of the Camber reverse split proposal, Camber’s Board of Directors will have the ability to issue a large number of additional shares of common stock without stockholder approval, subject to the requirements of the NYSE American (which generally require stockholder approval for any transactions which would result in the issuance of more than 20% of its then outstanding shares of common stock or voting rights representing over 20% of its then outstanding shares of stock), which if issued could cause substantial dilution to Camber’s then stockholders. Shares of additional preferred stock may also be issued by Camber’s Board of Directors without stockholder approval, with voting powers and such preferences and relative, participating, optional or other special rights and powers as determined by its Board of Directors, which may be greater than the shares of common stock currently outstanding. As a result, shares of preferred stock may be issued by Camber’s Board of Directors which cause the holders to have majority voting power over its shares, provide the holders of the preferred stock the right to convert the shares of preferred stock they hold into shares of its common stock, which may cause substantial dilution to its then common stock stockholders and/or have other rights and preferences greater than those of its common stock stockholders. Investors should keep in mind that the Board of Directors has the authority to issue additional shares of common stock and preferred stock (subject to availability of additional authorized but unissued shares of common stock), which could cause substantial dilution to its existing stockholders. Additionally, the dilutive effect of any preferred stock which Camber may issue may be exacerbated given the fact that such preferred stock may have super voting rights and/or other rights or preferences which could provide the preferred stockholders with substantial voting control over Camber subsequent to the date of this joint proxy statement/prospectus and/or give those holders the power to prevent or cause a change in control. As a result, the issuance of shares of common stock and/or Preferred Stock following the increase in authorized shares of common stock being sought pursuant to Proposal No. 4 and following the reverse stock split, may cause the value of Camber’s securities to decrease and/or become worthless.

Stockholders may be diluted significantly through Camber’s efforts to obtain financing and/or satisfy obligations through the issuance of additional shares of Camber’s common stock.

Wherever possible, Camber’s Board of Directors will attempt to use non-cash consideration to satisfy obligations. In many instances, Camber believes that the non-cash consideration will consist of shares of its common stock. Subject to certain consent rights of Discover, Camber’s Board of Directors has authority, without action or vote of the stockholders, to issue all or part of the authorized but unissued shares of common stock (subject to NYSE American rules which limit among other things, the number of shares Camber can issue without stockholder approval to no more than 20% of Camber’s outstanding shares of common stock, subject to certain exceptions). These actions will result in dilution of the ownership interests of existing stockholders, and that dilution may be material; provided that as discussed above, Camber currently has no authorized but unissued shares of common stock available for future issuance.

If persons engage in short sales of Camber’s common stock, including sales of shares to be issued upon exercise of its outstanding warrants, convertible debentures and preferred stock, the price of Camber’s common stock may decline.

Selling short is a technique used by a stockholder to take advantage of an anticipated decline in the price of a security. In addition, holders of options, warrants and other convertible securities will sometimes sell short knowing they can, in effect, cover through the exercise or conversion of options, warrants and other convertible securities, thus locking in a profit. A significant number of short sales or a large volume of other sales within a relatively short period of time can create downward pressure on the market price of a security. Further sales of common stock issued upon exercise or conversion of options, warrants and other convertible securities could cause even greater declines in the price of Camber’s common stock due to the number of additional shares available in the market upon such exercise/conversion, which could encourage short sales that could further undermine the value of Camber’s common stock. You could, therefore, experience a decline in the value of your investment as a result of short sales of Camber’s common stock.

The market price for Camber’s common stock may be volatile, and its stockholders may not be able to sell common stock at a favorable price or at all.

Many factors could cause the market price of Camber’s common stock to rise and fall, including: actual or anticipated variations in its quarterly results of operations; changes in market valuations of companies in its industry; changes in expectations of future financial performance; fluctuations in stock market prices and volumes; issuances of dilutive common stock or other securities in the future; the addition or departure of key personnel; announcements by Camber or its competitors of acquisitions, investments or strategic alliances; and the increase or decline in the price of oil and natural gas.

Substantial sales of Camber’s common stock, or the perception that such sales might occur, could depress the market price of Camber’s common stock.

Camber cannot predict whether future issuances of its common stock or resales in the open market will decrease the market price of its common stock. The impact of any such issuances or resales of its common stock on Camber’s market price may be increased as a result of the fact that its common stock is thinly, or infrequently, traded. The exercise of any options that Camber has or that it may grant to directors, executive officers and other employees in the future, the issuance of common stock in connection with acquisitions and other issuances of its common stock (including shares previously registered in its registration statements and prospectus supplements, and/or in connection with future registration statements or prospectus supplements) could have an adverse effect on the market price of Camber’s common stock. In addition, future issuances of common stock may be dilutive to existing stockholders. Any sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, could lower the market price of Camber’s common stock.

Camber incurs significant costs as a result of operating as a fully reporting publicly traded company and its management is required to devote substantial time to compliance initiatives.

Camber incurs significant legal, accounting and other expenses in connection with its status as a fully reporting public company. Specifically, it is required to prepare and file annual, quarterly and current reports, proxy statements and other information with the SEC. Additionally, Camber’s officers, directors and significant stockholders are required to file Forms 3, 4 and 5 and Schedules 13D/G with the SEC disclosing their ownership of Camber and changes in such ownership. Furthermore, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and rules subsequently implemented by the SEC have imposed various new requirements on public companies, including requiring changes in corporate governance practices. In addition, the Sarbanes-Oxley Act requires, among other things, that Camber maintains effective internal controls for financial reporting and disclosure of controls and procedures. The costs and expenses of compliance with SEC rules and Camber’s filing obligations with the SEC, or its identification of deficiencies in its internal controls over financial reporting that are deemed to be material weaknesses, could materially adversely affect Camber’s results of operations or cause the market price of its stock to decline in value.

Securities analyst coverage or lack of coverage may have a negative impact on Camber’s common stock’s market price.

The trading market for Camber’s common stock will depend, in part, on the research and reports that securities or industry analysts publish about Camber or its business. Camber does not have any control over these analysts. If securities or industry analysts stop their coverage of Camber or additional securities and industry analysts fail to cover Camber in the future, the trading price for Camber’s common stock would be negatively impacted. If any analyst or analysts who cover Camber downgrade its common stock, change their opinion of its shares or publish inaccurate or unfavorable research about Camber’s business, Camber’s stock price would likely decline. If any analyst or analysts cease coverage of Camber or fails to publish reports on Camber regularly, demand for Camber’s common stock could decrease and it could lose visibility in the financial markets, which could cause its stock price and trading volume to decline.

Due to the fact that Camber’s common stock is listed on the NYSE American, it is subject to financial and other reporting and corporate governance requirements which increase its cost and expenses.

Camber is currently required to file annual and quarterly information and other reports with the SEC that are specified in Sections 13 and 15(d) of the Exchange Act. Additionally, due to the fact that Camber’s common stock is listed on the NYSE American, it is also subject to the requirements to maintain independent directors, comply with other corporate governance requirements and is required to pay annual listing and stock issuance fees. These obligations require a commitment of additional resources including, but not limited, to additional expenses, and may result in the diversion of Camber’s senior management’s time and attention from its day-to-day operations. These obligations increase its expenses and may make it more complicated or time consuming for it to undertake certain corporate actions due to the fact that it may require the approval of the NYSE American for such transactions and/or NYSE American rules may require Camber to obtain stockholder approval for such transactions.

You may experience future dilution as a result of future equity offerings or other equity issuances.

Camber may in the future issue additional shares of its common stock or other securities convertible into or exchangeable for its common stock.

If Camber makes any acquisitions or enters into any business combinations in the future, they may disrupt or have a negative impact on Camber’s business.

If Camber makes acquisitions or enters into any business combinations in the future, funding permitting, it could have difficulty integrating the acquired companies’ assets, personnel and operations with its own. Additionally, acquisitions, mergers or business combinations it may enter into in the future (other than the merger) could result in a change of control of Camber, and a change in the Board of Directors or officers of Camber. In addition, the key personnel of the acquired business may not be willing to work for the combined company. Camber cannot predict the effect expansion may have on its core business. Regardless of whether Camber is successful in making an acquisition or completing a business combination, the negotiations could disrupt Camber’s ongoing business, distract management and employees and increase expenses. In addition to the risks described above, acquisitions and business combinations are accompanied by a number of inherent risks, including, without limitation, the following:

●	the difficulty of integrating acquired companies, concepts and operations;

●	the potential disruption of the ongoing businesses and distraction of Camber’s management and the management of acquired companies;

●	change in Camber’s business focus and/or management;

●	difficulties in maintaining uniform standards, controls, procedures and policies;

●	the potential impairment of relationships with employees and partners as a result of any integration of new management personnel;

●	the potential inability to manage an increased number of locations and employees;

●	Camber’s ability to successfully manage the companies and/or concepts acquired;

●	the failure to realize efficiencies, synergies and cost savings; or

●	the effect of any government regulations which relate to the business acquired.

Camber’s business could be severely impaired if and to the extent that it is unable to succeed in addressing any of these risks or other problems encountered in connection with an acquisition or business combination, many of which cannot be presently identified. These risks and problems could disrupt Camber’s ongoing business, distract its management and employees, increase its expenses and adversely affect its results of operations.

Any acquisition or business combination transaction Camber enters into in the future could cause substantial dilution to existing stockholders, result in one party having majority or significant control over Camber or result in a change in business focus of Camber.

Risks Relating to Camber’s Series C Preferred Stock

The full amount of premiums, interest and dividends through the maturity date of the Series C Preferred Stock is due upon the repayment/redemption (where applicable), or conversion, as applicable, of the Series C Preferred Stock.

The Series C Preferred Stock provides that all applicable dividends, which initially accrued in the amount of 24.95% per annum and which increase or decrease subject to the terms of the Series C Preferred Stock, based on among other things, the trading price of Camber’s common stock, up to a maximum of 34.95% per annum, are due upon conversion or repayment/redemption (where applicable) thereof, for the full seven year term of such securities.

The requirement that Camber pay all premiums, interest and dividends through maturity and the adjustable nature of such premium, interest and dividend rates, may force it to issue Discover significant additional shares of common stock, which may cause significant dilution to existing stockholders. The requirement that Camber pay all premiums, interest and dividends through maturity may make it too costly for it to repay or redeem, as applicable, Discover’s securities, prior to conversion thereof, as applicable.

The number of shares of common stock issuable in consideration for premiums, interest and dividends through maturity on the Series C Preferred Stock continue to be adjustable after the conversion of such securities.

Pursuant to the terms of the Series C Preferred Stock, the conversion rate of such securities in connection with the premiums and dividends due on such securities through maturity (7 years, regardless of when converted), continues to be adjustable after the issuance of such securities. Specifically, such securities remain adjustable, based on a discount to the lowest daily volume weighted average price during a measuring period for a period of 30 or 60 days (depending on whether or not a Triggering Event has occurred) before (provided that the parties have contractually agreed that the Measuring Period for all outstanding shares of Series C Preferred Stock begins on February 3, 2020) after the applicable number of shares stated in the initial conversion notice have actually been received into Discover’s designated brokerage account in electronic form and fully cleared for trading (subject to certain extensions described in the applicable securities). Because Discover is limited to holding not more than 9.99% of Camber’s common stock upon exercise/conversion of any security, Discover will not receive all of the shares due upon any conversion, until it has sold shares and been issued additional shares and as such, the beginning date for the applicable 30 or 60 day period after conversion is impossible to determine and may be a significant additional number of days after the initial conversion by Discover. Additionally, because the beginning date for the Measuring Period for all outstanding shares of Series C Preferred Stock is February 3, 2020, the conversion price of the conversion premiums on such Series C Preferred Stock will never be above approximately $0.3985 per share (as adjusted for the reverse stock split, if approved and implemented)(the current estimated lowest conversion price in the period from February 3, 2020 to the date of this joint proxy statement/prospectus), regardless of the actual trading price of Camber’s common stock.

In the event of a decrease in Camber’s stock price during the applicable measuring periods, the conversion rate of the premiums and dividends due on such applicable securities will adjust downward and Discover will be due additional shares of common stock, which issuances may cause further significant dilution to existing stockholders and the sale of such shares may cause the value of Camber’s common stock to decline in value. Furthermore, it is likely that the sale by Discover of the shares of common stock which Discover receives in connection with any conversion, during the applicable measuring period, will cause the value of Camber’s common stock to decline in value and the conversion rate to decrease and will result in Discover being due additional shares of common stock during the measuring period, which will trigger additional decreases in the value of Camber’s common stock upon further public sales by Discover. If this were to occur, Discover would be entitled to receive an increasing number of shares, upon conversion of the remaining securities, which could then be sold, triggering further price declines and conversions for even larger numbers of shares, which would cause additional dilution to its existing stockholders and would likely cause the value of its common stock to decline.

The issuance of common stock upon conversion of the Series C Preferred Stock will cause immediate and substantial dilution.

The issuance of common stock upon conversion of the Series C Preferred Stock, at such time as we have future availability of authorized but unissued shares of common stock, either after the increase in authorized shares of common stock, the approval for which is being sought pursuant to Proposal No. 4 hereof and/or after the reverse stock split), will result in immediate and substantial dilution to the interests of other stockholders. Although Discover may not receive shares of common stock exceeding 9.99% of its outstanding shares of common stock immediately after affecting such conversion, this restriction does not prevent Discover from receiving shares up to the 9.99% limit, selling those shares, and then receiving the rest of the shares it is due, in one or more tranches, while still staying below the 9.99% limit. If Discover chooses to do this, it will cause substantial dilution to the then holders of its common stock. Additionally, the continued sale of shares issuable upon successive conversions will likely create significant downward pressure on the price of its common stock as Discover sells material amounts of Camber’s common stock over time and/or in a short period of time. This could place further downward pressure on the price of its common stock and in turn result in Discover receiving an ever increasing number of additional shares of common stock upon conversion of its securities, and adjustments thereof, which in turn will likely lead to further dilution, reductions in the exercise/conversion price of Discover’s securities and even more downward pressure on its common stock, which could lead to its common stock becoming devalued or worthless.

Discover holds an approximately $74 million liquidation preference in Camber.

Each share of Series C Preferred Stock held by Discover includes a liquidation preference, payable to Discover upon any liquidation, dissolution or winding up of Camber, whether voluntary or involuntary, after payment or provision for payment of debts and other liabilities of Camber, prior to any distribution or payment made to the holders of preferred stock or common stock, by reason of their ownership thereof equal to $10,000, plus an amount equal to any accrued but unpaid dividends thereon. Because the dividends currently require that interest be paid on the Face Value of 24.95% per annum, for the entire seven year term of the Series C Preferred Stock (even if payable sooner than seven years after the issuance date), the total liquidation value required to be paid to Discover upon a liquidation, dissolution or winding up of Camber is approximately $74 million as of the date of this joint proxy statement/prospectus. As referenced above, this liquidation preference would be payable prior to any amount being distributed to the holders of its common stock. Because Camber’s net assets total significantly less than $74 million, it is likely that its common stockholders would not receive any amount in the event Camber was liquidated, dissolved or wound up, and that Discover would instead receive the entire amount of available funds after liquidation.

Discover, as holder of Camber’s Series C Preferred Stock, effectively has the ability to consent to any material transaction involving Camber including the merger.

Due to the restrictions placed on Camber as a result of the Series C Preferred Stock, including, but not limited to the significant liquidation preference discussed above and the fact that, as long as Discover holds any shares of Series C Preferred Stock, Camber agreed that Camber would not issue or enter into or amend an agreement pursuant to which Camber may issue any shares of common stock, other than (a) for restricted securities with no registration rights, (b) in connection with a strategic acquisition, (c) in an underwritten public offering, or (d) at a fixed price; or issue or amend any debt or equity securities convertible into, exchangeable or exercisable for, or including the right to receive, shares of common stock (i) at a conversion price, exercise price or exchange rate or other price that is based upon or varies with, the trading prices of or quotations for the shares of common stock at any time after the initial issuance of the security or (ii) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of the security or upon the occurrence of specified or contingent events directly or indirectly related to the business of Camber or the market for the common stock. Discover has to effectively consent to any material transaction involving Camber. In the event Discover does not consent to any such transaction, we may be prohibited (either effectively or otherwise) from completing a material transaction in the future, including, but not limited to a combination or acquisition which may be accretive to stockholders. Furthermore, Discover may condition the approval of a future transaction, which conditions may not be favorable to stockholders. It is contemplated that Discover will be required to consent to the terms of the merger in connection with the completion for the merger, for the merger to close. As such, in the event Discover fails to approve the merger, it is likely the merger won’t be able to move forward and will be terminated, notwithstanding the fact that Discover has expressed its non-binding approval of the merger previously.

Camber’s Series C Preferred Stock holder, Discover, holds rights of first refusal to provide further funding and favored nation rights.

Camber has granted Discover a right of first offer to match any offer for financing Camber receives while the shares of Series C Preferred Stock sold pursuant to the June 2020 Purchase Agreement are outstanding, except for debt financings not convertible into common stock, which are excluded from such right to match. Such right of first refusal may delay or prevent Camber from raising funding in the future.

Camber also agreed that if it issues any security with any term more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to Discover, then Camber would notify Discover of such additional or more favorable term and such term, at Discover’s option, may become a part of the transaction documents with Discover, including the Series C Preferred Stock and the agreements relating to the sale thereof. Such favored nations provision may make it more costly to complete transactions in the future, may prevent future transactions from occurring and/or may provide Discover additional rights than it currently has, all of which may cause significant dilution to existing stockholders, and/or cause the value of Camber’s, or the combined company’s common stock to decline in value. Such rights and obligations will continue to bind the combined company following the closing of the merger.

Discover, subject to applicable contractual restrictions, and/or a third party, may sell short Camber’s common stock, which could have a depressive effect on the price of its common stock.

Discover is currently prohibited from selling Camber’s stock short; however, in the event a trigger event occurs under the Series C Preferred Stock such restriction is waived. Additionally, nothing prohibits a third party from selling Camber’s common stock short based on their belief that due to the dilution caused by the conversions/exercises of the securities held by Discover, that the trading price of Camber’s common stock will decline in value. The significant downward pressure on the price of its common stock as Discover sells material amounts of its common stock could encourage investors to short sell its common stock. This could place further downward pressure on the price of its common stock and in turn result in Discover receiving additional shares of common stock upon exercise/conversion of its securities, and adjustments thereof.

The Shares of Series C Preferred Stock sold pursuant to the June 2020 Purchase Agreement include the obligation for Camber to redeem such shares under certain circumstances.

Camber agreed pursuant to the June 2020 Purchase Agreement that if the merger does not close by the required date approved by the parties thereto (December 31, 2020), and, Camber is required, at Discover’s option in its sole and absolute discretion, to immediately repurchase from Discover all then outstanding Series C Preferred Stock shares acquired by Discover pursuant to the June 2020 Purchase Agreement, by paying to Discover 110% of the aggregate face value of all such shares ($6,930,000), provided that if the merger is terminated, Viking has agreed to pay Camber, a break-up fee equal to (i) 115.5% of the original principal amount of the Secured Notes, minus (ii) the amount due to Camber pursuant to the terms of the Secured Notes upon repayment thereof (the “Additional Payment”). As an example, if when the merger agreement is terminated, $9,200,000 were due to Camber under the Secured Notes (assuming all interest due thereunder had been paid as of the date due), Viking would owe Camber (i) $9,200,000 multiplied by 1.155 = $10,626,000, minus (ii) $9,200,000, or a total Additional Payment of $1,426,000, in addition to the amount due under the Secured Notes. The Additional Payment, if timely paid, should enable Camber to redeem the Series C Preferred Stock required to be redeemed upon termination of the merger. The required redemption of the Series C Preferred Stock, if legally authorized under Nevada law, could reduce the amount of cash Camber has available for working capital and could require Camber to raise additional funding in the future, which funding may not be available on favorable terms, if at all.

Because the conversion discounts related to the conversion premiums payable in connection with the Series C Preferred Stock are fixed, and not based on percentages, the percentage of such discounts increase as Camber’s stock price declines. The percentage discount will also be subject to further percentage increases in the event the reverse stock split is approved and affected.

As described above, the conversion rate of such premiums and dividends payable on the Series C Preferred Stock equals 95% of the average of the lowest 5 individual daily volume weighted average prices during the Measuring Period (which the parties have contractually agreed begins on February 3, 2020 for all outstanding shares of Series C Preferred Stock), not to exceed 100% of the lowest sales prices on the last day of the Measuring Period (the “Non-Triggering Event Percentage Discounted VWAP”), less $0.05 per share of common stock, unless a triggering event (described in the Series C Preferred Stock Designation) has occurred, in which case the conversion rate equals 85% of the lowest daily volume weighted average price during the Measuring Period (the “Triggering Event Percentage Discounted VWAP” and together with the Non-Triggering Event Percentage Discounted VWAP, as applicable, the “Percentage Discounted VWAP”), less $0.10 per share of common stock, not to exceed 85% of the lowest sales prices on the last day of such Measuring Period, less $0.10 per share. Because the $0.05 and $0.10 discounts (the “Fixed Conversion Discounts”) which apply to the already discounted Percentage Discounted VWAPs are fixed, the percentage of such discounts increase as the value of its common stock decreases. For example, see the table below:

$0.05 Discount to Percentage Discounted VWAP			$0.10 Discount to Percentage Discounted VWAP
Percentage Discounted VWAP	Conversion Price*	Percentage of Discount ($0.05) Compared to Percentage Discounted VWAP	Percentage Discounted VWAP	Conversion Price*	Percentage of Discount ($0.10) Compared to Percentage Discounted VWAP
$2.00	$1.95	2.5%	$2.00	$1.90	5.0%
$1.75	$1.70	2.9%	$1.75	$1.65	5.7%
$1.50	$1.45	3.3%	$1.50	$1.40	6.7%
$1.25	$1.20	4.0%	$1.25	$1.15	8.0%
$1.00	$0.95	5.0%	$1.00	$0.90	10.0%
$0.75	$0.70	6.7%	$0.75	$0.65	13.3%
$0.50	$0.45	10.0%	$0.50	$0.40	20.0%
$0.25	$0.20	20.0%	$0.25	$0.15	40.0%
$0.10	$0.05	50.0%	$0.10	$0.001	99.0%
$0.05	$0.001	98.0%	$0.05	$0.001	98.0%

* Minimum conversion price is $0.001 per share (the par value of Camber’s common stock).

As a result, as shown above, as the trading price of Camber’s common stock decreases in value, the percentage discount to the Percentage Discounted VWAP which each further $0.05/$0.10 discount results in, increases exponentially, and in certain cases may result in the ultimate conversion price being less than 0, which would result in a conversion price of $0.001 per share, the par value of Camber’s common stock, and the minimum conversion price which the Series C Preferred Stock is convertible at. Notwithstanding the above, because the beginning date for the Measuring Period for all outstanding shares of Series C Preferred Stock is February 3, 2020, the conversion price of the conversion premiums on such Series C Preferred Stock will never be above approximately $0.3985 per share (as adjusted for the reverse stock split, if approved and implemented)(the current estimated lowest conversion price in the period from February 3, 2020 to the date of this joint proxy statement/prospectus), regardless of the actual trading price of Camber’s common stock.

The effects of the Fixed Conversion Discounts will be further affected by a decrease in the trading price of Camber’s common stock following a reverse stock split. At the current Fixed Conversion Discount of $0.05/$0.10 per share, the conversion price of the conversion premiums on the Series C Preferred Stock would be equal to par value ($0.001) if the Percentage Discounted VWAP falls below $0.05 and $0.10, respectively (depending on whether a triggering event has occurred, provided that no such triggering event is currently applicable to the conversion price). If the Company completes a reverse stock split of its outstanding shares of common stock, the $0.05/$0.10 Fixed Conversion Discounts will be automatically adjusted to by such reverse stock split (i.e., such amounts will equal increased by the amount of the reverse stock split). This would result in the conversion price of the conversion premiums on the Series C Preferred Stock decreasing to par value if the Percentage Discounted VWAP equals, or is less than, the following prices after the completion of the reverse stock split:

	Fixed Conversion Discounts*
	Current	Following a 1-for-5 Reverse Stock Split	Following a 1-for-10 Reverse Stock Split	Following a 1-for-25 Reverse Stock Split
No Triggering Event	$0.05	$0.25	$1.25	$0.50
Triggering Event	$0.10	$0.50	$2.50	$1.00

*If the Percentage Discounted VWAP is equal to, or less than the amounts shown under “Fixed Conversion Discounts”, the conversion price of the conversion premiums on the Series C Preferred Stock will be par value ($0.001 per share).

General Business and Other Risks Relating to Viking and its Securities

All of the risks associated with Viking and its securities described below will also be risks of the combined company following the merger, except for those risks associated with Viking’s common stock being a ‘penny stock’, which will no longer be the case following the closing of the merger.

Viking has not established an effective system of internal control over its financial reporting, and if Viking fails to maintain such internal control, it may not be able to accurately report its financial results, and current and potential stockholders may lose confidence in Camber’s, Viking’s and the combined company’s financial reporting.

Viking has not established and maintained adequate and effective internal control over financial reporting that would provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Viking is, however, required to evaluate the effectiveness of its internal controls and to disclose any changes and material weaknesses in those internal controls.

Any failure to maintain adequate internal controls could adversely impact Camber’s, Viking’s and the combined company’s ability to report its financial results on a timely and accurate basis. If Camber’s, Viking’s and the combined company’s financial statements are not accurate, investors may not have a complete understanding of its operations. Likewise, if Camber’s, Viking’s and the combined company’s financial statements are not filed on a timely basis as required by the SEC, Viking could face severe consequences from those authorities. In either case, there could result a material adverse effect on Camber’s, Viking’s and the combined company’s business. Ineffective internal controls could also cause investors to lose confidence in Camber’s, Viking’s and the combined company’s reported financial information, which could have a negative effect on the trading price of Camber’s, Viking’s and the combined company’s stock.

Viking currently has outstanding indebtedness, and it may incur additional indebtedness which could reduce its financial flexibility, increase interest expense and adversely impact its operations in the future.

Viking currently has outstanding indebtedness, and, in the future, it may incur significant amounts of additional indebtedness in order to continue operations, make acquisitions or to develop properties. Camber’s, Viking’s and the combined company’s level of indebtedness could affect its operations in several ways, including the following:

●	a significant portion of its cash flows could be used to service its indebtedness;

●	a high level of debt would increase its vulnerability to general adverse economic and industry conditions;

●	any covenants contained in the agreements governing its outstanding indebtedness could limit its ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

●	a high level of debt may place it at a competitive disadvantage compared to its competitors that are less leveraged and, therefore, may be able to take advantage of opportunities that its indebtedness may prevent it from pursuing; and

●	debt covenants to which it may agree may affect its flexibility in planning for, and reacting to, changes in the economy and in its industry.

A high level of indebtedness increases the risk that Viking may default on its debt obligations. Viking may not be able to generate sufficient cash flows to pay the principal or interest on its debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. If it does not have sufficient funds and is otherwise unable to arrange financing, Viking may have to sell significant assets or have a portion of its assets foreclosed upon which could have a material adverse effect on its business, financial condition and results of operations.

As of June 30, 2020, Viking has a working capital deficiency in excess of $62,000,000, with current liabilities including (i) promissory notes maturing on August 31, 2020, and December 31, 2020, in the aggregate principal amount of approximately $6.5 million, (ii) a revolving credit facility with a balance of $7,090,000 due in May of 2021, (iii) a note payable of approximately $15.5 million due in June of 2021, (iv) a term loan agreement of approximately $31.7 million, and (iv) other debt obligations requiring principal payments of approximately $2 million in 2020.

As of September 30, 2020, Viking convertible notes consisted of (i)  convertible notes maturing on December 31, 2020, in the aggregate principal amount of approximately $6,420,020, (ii) a convertible note maturing January 3, 2021, in the principal amount of $500,000, and (iii) convertible notes maturing on February 11, 2022, in the aggregate principal amount of approximately $5,337,004. Viking may default under the notes maturing then, and Viking’s operations would then be materially and adversely affected. Similarly, if Viking is not able to raise additional capital or generate sufficient cash flows to service Viking’s other debt obligations, Viking may default under those debt obligations, and Viking’s operations would then be materially and adversely affected. There is no assurance that funds will be available from any source within the time required, or, if available, that funds can be obtained on terms acceptable to Viking.

Viking has a significant amount of notes that come due December 31, 2020, with no current way to raise funding to repay such notes.

Viking has obligations in excess of $6,000,000 due under certain promissory notes issued by the company in 2018, which mature on December 31, 2020. Viking has previously secured note extensions from the lenders multiple times, but it does not believe it will be able to obtain additional extensions in the future as it currently stands. It is unlikely that Viking will be able to raise capital to repay the note obligations due on December 31, 2020, in light of current market conditions, including as it relates to the significant uncertainty within the oil and gas sector generally while remaining an OTC-quoted company. Viking does not have sufficient cash on hand to repay the 2018 Notes. Viking is prohibited from using any surplus cash in its Ichor or Elysium subsidiaries to repay the Viking debt due on December 31, 2020. Viking believes that by closing the merger with Camber and being listed on a national stock exchange (following the merger), Viking will have an increased opportunity to raise capital to repay such notes in whole or in part, and secure additional extensions of the unpaid portion of such notes.

If Viking defaults on its note obligations due on December 31, 2020, such defaults would trigger cross-defaults under (i) the approximately $34 million loan between Elysium Energy, LLC (“Elysium”), an indirect subsidiary of Viking, and Elysium's senior secured lender, which default would in turn would trigger a cross-default under the approximately $5.4 million in promissory notes executed by Viking in 2020 that are secured against the membership interests of Elysium Energy Holdings, LLC, the parent company of Elysium, and (ii) the promissory note issued by Viking in favor of EMC Capital Partners, LLC, which default would, in turn trigger a cross-default under a loan between Viking's indirect subsidiary, Ichor Energy, LLC (“Ichor”), and Ichor's senior secured lender. Those defaults would likely result in the noteholders enforcing their security interests against the membership interests of such subsidiaries, which, in turn, would trigger a default under Viking’s remaining two senior secured loans. Stated differently, the default scenario would likely result in defaults under Viking’s secured loans that likely would result in Viking losing all of its assets as the secured lenders exercised their security interests in Viking’s assets. This may result in Viking, or the combined company, following the merger, being forced to seek bankruptcy protection, which could cause any investment in Viking and/or the combined company, becoming worthless.

Viking stockholders may be diluted significantly through Viking’s efforts to obtain financing and/or satisfy obligations through the issuance of additional shares of Viking’s common stock, promissory notes which may be convertible into shares of Viking common stock, or warrants to purchase shares of Viking common stock.

When possible, Viking will attempt to use non-cash consideration to satisfy obligations. In many instances, Viking believes that such non-cash consideration will consist of shares of its common stock. Additionally, in connection with obtaining financing, Viking may issue (i) shares of its common stock to investors, (ii) debt instruments which are partially or wholly convertible into shares of Viking’s common stock, and (iii) warrants to purchase shares of Viking common stock. Viking’s Board of Directors has authority, without action or vote of Viking’s stockholders, to issue all or part of Viking’s authorized but unissued shares of common stock. These actions will result in dilution of the ownership interests of existing stockholders, and that dilution may be material. Additionally, any issuances of equity prior to the closing of the merger will reduce (as a result of the exchange ratio) the number of shares of Camber common stock which Viking stockholders would otherwise receive as part of the merger. Such dilution and adjustment to the exchange ratio will not be known until after Viking stockholders have approved the merger.

Viking’s common stock may be subject to additional regulations as a “penny stock.”

Viking's common stock may be subject to an SEC rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth, or joint net worth with spouse, in excess of $1,000,000 excluding the value of the person's primary residence or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell Viking's securities and also may affect the ability of purchasers in an offering to sell their securities in any market that might develop.

In addition, the SEC has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. Because the securities of Viking may constitute "penny stocks" within the meaning of the rules, the rules would apply to Viking and to its securities. The rules may further affect the ability of owners of shares to sell the securities of Viking in any market that might develop for them.

Stockholders should be aware that, according to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

Viking is substantially dependent on its Chief Executive Officer, James A. Doris, who has not entered into an employment contract with Viking.

Viking does not currently have an employment agreement with its Chief Executive Officer, President and Director, James A. Doris. As a result, there is no assurance that Mr. Doris will continue to be associated with Viking in the future. In connection with future business opportunities, it is possible that Mr. Doris may resign as an officer and director of Viking. Any decision to resign would occur without the vote or consent of the stockholders of Viking.

Viking is required to indemnify its officers and directors.

Nevada law provides for the indemnification of Viking’s directors, officers, employees, and agents, under certain circumstances, against attorney’s fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of Viking. If Viking were called upon to indemnify an officer or director, then the portion of its available funds expended for such purpose would reduce the amount otherwise available for Viking’s business operations. This indemnification obligation and the resultant costs associated with indemnification may also discourage Viking from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by Viking’s stockholders against Viking’s directors and officers even though such actions, if successful, might otherwise benefit the company and stockholders.

Viking would bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person’s promise to repay Viking if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by Viking which it may be unable to recoup.

Viking is dependent upon outside advisors.

To supplement Viking’s officers, directors and employees, Viking may engage accountants, technical experts, appraisers, attorneys, or other outside consultants or advisors on an “independent contractor” basis rather than as employees. The selection of any such advisors would likely be made by Viking without any input from its stockholders. Furthermore, it is anticipated that such persons may be engaged on an “as needed” basis without a continuing fiduciary, employment or similar obligation to Viking.

Viking does not anticipate paying any cash dividends to its common stockholders.

Viking does not anticipate that it will pay dividends on any of its common stock in the foreseeable future. If payment of dividends does occur at some point in the future, it would be contingent upon revenues and earnings, if any, capital requirements, and the company’s general financial condition. The payment of any common stock dividends will be within the discretion of Viking’s Board of Directors. Viking presently intend to deploy available capital to pay its obligations as they come due and to execute its business and operational plans; accordingly, Viking does not anticipate the declaration of any dividends for common stock in the foreseeable future.

The outbreak of the coronavirus may negatively impact demand for oil and natural gas and Viking’s business, results of operations and financial condition.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread in China and is continuing to spread throughout the United States and other parts of the world. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic”. The significant outbreak of COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets worldwide, has adversely affected the demand for oil and natural gas, has already adversely affected the realized prices for Viking’s oil and gas, and Viking’s business, results of operations and financial conditions, and may continue to do so in the future.

The ultimate extent of the impact of any epidemic, pandemic or other health crisis on demand for oil and natural gas and Viking’s business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as COVID-19, could therefore continue to materially and adversely affect demand for oil and natural gas and Viking’s business, financial condition and results of operations.

The Staff of the SEC’s Division of Enforcement notified Viking that the Staff had made a preliminary determination to recommend that the SEC file an enforcement action against Viking, as well as against its former CEO and its former CFO, for alleged violation so securities laws.

In April of 2019, the staff (the “Staff”) of the SEC’s Division of Enforcement notified Viking that the Staff had made a preliminary determination to recommend that the SEC file an enforcement action against Viking, as well as against its former CEO and its former CFO, for alleged violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder during the period from early 2014 through late 2016. The Staff’s notice is not a formal allegation or a finding of wrongdoing by Viking, and Viking has communicated with the Staff regarding its preliminary determination. Viking believes it has adequate defenses and intends to vigorously defend any enforcement action that may be initiated by the SEC. The defense of an action filed by the SEC against Viking, its former CEO and/or former CFO, could take resources away from the operations of Viking, divert management attention, or potential result in penalties, fines or sanctions, which could materially adversely affect Viking or the value of its securities, or the combined company and the value of its securities following the merger.

General Risks Relating to Camber’s, Viking’s and the Combined Company’s Oil and Gas Operations and the Industry in General

Oil and gas price fluctuations in the market may adversely affect the results of Camber’s, Viking’s and the combined company’s operations.

Camber’s, Viking’s and the combined company’s profitability, cash flows and the carrying value of their oil and natural gas properties are highly dependent upon the market prices of oil and natural gas. A significant portion of Camber’s, Viking’s and the combined company’s sales of oil and natural gas, if any, are made in the spot market, or pursuant to contracts based on spot market prices, and not pursuant to long-term, fixed-price contracts. Accordingly, the prices received for Camber’s, Viking’s and the combined company’s oil and natural gas production are dependent upon numerous factors beyond their control. These factors include the level of consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of foreign imports of oil and natural gas and the overall economic environment.

Historically, the oil and natural gas markets have proven cyclical and volatile as a result of factors that are beyond Camber’s, Viking’s and the combined company’s control. Any additional declines in oil and natural gas prices or any other unfavorable market conditions could have a material adverse effect on Camber’s, Viking’s and the combined company’s financial condition.

Actual quantities of recoverable oil and gas reserves and future cash flows from those reserves most likely will vary from Camber’s, Viking’s and the combined company’s estimates.

Estimating accumulations of oil and gas is complex. The process relies on interpretations of available geological, geophysical, engineering and production data. The extent, quality and reliability of this data can vary. The process also requires certain economic assumptions, some of which are mandated by the SEC, such as oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The accuracy of a reserve estimate is a function of:

•	the quality and quantity of available data;
•	the interpretation of that data;
•	the accuracy of various mandated economic assumptions; and
•	the judgment of the persons preparing the estimate.

Estimates of proved reserves prepared by others might differ materially from Camber’s, Viking’s and the combined company’s estimates. Actual quantities of recoverable oil and gas reserves, future production, oil and gas prices, revenues, taxes, development expenditures and operating expenses most likely will vary from Camber’s, Viking’s and the combined company’s estimates. Any significant variance could materially affect the quantities and net present value of Camber’s, Viking’s and the combined company’s reserves. In addition, Camber, Viking and the combined company may adjust estimates of proved reserves to reflect production history, results of exploration and development and prevailing oil and gas prices. Camber’s, Viking’s and the combined company’s reserves also may be susceptible to drainage by operators on adjacent properties.

Camber’s, Viking’s and the combined company’s operations will require significant expenditures of capital that may not be recovered.

Camber, Viking and the combined company require significant expenditures of capital to locate and develop producing properties and to drill exploratory and exploitation wells. In conducting exploration, exploitation and development activities for a particular well, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause Camber’s, Viking’s and the combined company’s exploration, exploitation, development and production activities to be unsuccessful, potentially resulting in abandonment of the well. This could result in a total loss of Camber’s, Viking’s and the combined company’s investment. In addition, the cost and timing of drilling, completing and operating wells is difficult to predict.

Compliance with, or breach of, environmental laws can be costly and could limit Camber’s, Viking’s and the combined company’s operations.

Camber’s, Viking’s and the combined company’s operations are subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Any properties Camber, Viking and the combined company own for the exploration and production of oil and gas and the wastes disposed on these properties may be subject to the Comprehensive Environmental Response, Compensation and Liability Act, the Oil Pollution Act of 1990, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act, and similar state laws. Under such laws, Camber, Viking and the combined company could be required to remove or remediate previously released wastes or property contamination. Laws and regulations protecting the environment have generally become more stringent and may, in some cases, impose "strict liability" for environmental damage. Strict liability means that Camber, Viking and the combined company may be held liable for damage without regard to whether Camber, Viking and the combined company were negligent or otherwise at fault. Environmental laws and regulations may expose Camber, Viking and the combined company to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties.

Although Camber, Viking and the combined company believe that their operations are in substantial compliance with existing requirements of governmental bodies, Camber’s, Viking’s and the combined company’s ability to conduct continued operations are subject to satisfying applicable regulatory and permitting controls. Camber’s, Viking’s and the combined company’s current permits and authorizations and ability to get future permits and authorizations may be susceptible on a go-forward basis to increased scrutiny, greater complexity resulting in increased costs, or delays in receiving appropriate authorizations.

Camber, Viking and the combined company are subject to other changing laws and regulations and other governmental actions that can significantly and adversely affect Camber’s, Viking’s and the combined company’s business.

Federal, state, local, territorial and foreign laws and regulations relating to tax increases and retroactive tax claims, disallowance of tax credits and deductions, expropriation or nationalization of property, mandatory government participation, cancellation or amendment of contract rights, and changes in import and export regulations, limitations on access to exploration and development opportunities, as well as other political developments may adversely affect Camber’s, Viking’s and the combined company’s operations.

Downturns and volatility in global economies and commodity and credit markets may materially adversely affect Camber’s, Viking’s and the combined company’s business, results of operations and financial condition.

Camber’s, Viking’s and the combined company’s results of operations are materially adversely affected by the conditions of the global economies and the credit, commodities and stock markets. Among other things, Camber and Viking have recently been adversely impacted, and anticipate to continue to be adversely impacted, due to a global reduction in consumer demand for oil and gas, and consumer lack of access to sufficient capital to continue to operate their businesses or to operate them at prior levels. In addition, a decline in consumer confidence or changing patterns in the availability and use of disposable income by consumers can negatively affect the demand for oil and gas and as a result Camber’s, Viking’s and the combined company’s results of operations.

Camber, Viking and the combined company may be forced to write-down material portions of their assets if low oil prices continue.

The recent COVID-19 outbreak has led to low oil prices. A continued period of low prices may force Camber, Viking and the combined company to incur material write-downs of their oil and natural gas properties, which could have a material effect on the value of their properties, and cause the value of their securities to decline in value.

The oil and gas Camber, Viking and the combined company produce may not be readily marketable at the time of production.

Crude oil, natural gas, condensate and other oil and gas products are generally sold to other oil and gas companies, government agencies and other industries. The availability of ready markets for oil and gas that Camber, Viking and the combined company produce and the prices obtained for such oil and gas depend on many factors beyond Camber’s, Viking’s and the combined company’s control, including:

•	the extent of local production and imports of oil and gas,
•	the proximity and capacity of pipelines and other transportation facilities,
•	fluctuating demand for oil and gas,
•	the marketing of competitive fuels, and
•	the effects of governmental regulation of oil and gas production and sales.

Natural gas associated with oil production is often not marketable due to demand or transportation limitations and is often flared at the producing well site. Pipeline facilities do not exist in some of Camber’s, Viking’s and the combined company’s areas of exploration and, therefore, Camber, Viking and the combined company intend on utilizing trucks to transport certain of the oil that is discovered to other markets.

The price of oil and natural gas has historically been volatile and recently has declined significantly. If prices were to stay depressed or further decrease, Camber’s, Viking’s and the combined company’s projections, budgets and revenues would be adversely affected, potentially forcing Camber, Viking and the combined company to make changes in their operations.

Camber’s, Viking’s and the combined company’s future financial condition, results of operations and the carrying value of any oil and natural gas interests Camber, Viking and the combined company acquires will depend primarily upon the prices paid for oil and natural gas production. Oil and natural gas prices historically have been volatile, during calendar 2020 have significantly decreased, and likely will continue to be volatile in the future, especially given current world geopolitical and pandemic conditions. Camber’s, Viking’s and the combined company’s cash flows from operations are highly dependent on the prices that Camber, Viking and the combined company receives for oil and natural gas. This price volatility also affects the amount of Camber’s, Viking’s and the combined company’s cash flows available for capital expenditures and Camber’s, Viking’s and the combined company’s ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of additional factors that are beyond Camber’s, Viking’s and the combined company’s control. These factors include:

•	the level of consumer demand for oil and natural gas;
•	the domestic and foreign supply of oil and natural gas;
•	the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to agree to and maintain oil price and production controls;
•	the price of foreign oil and natural gas;
•	domestic governmental regulations and taxes;
•	the price and availability of alternative fuel sources;
•	weather conditions;
•	market uncertainty due to political conditions in oil and natural gas producing regions, including Russia and the Middle East; and
•	worldwide economic conditions.

These factors as well as the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices adversely affect Camber’s, Viking’s and the combined company’s revenues and could reduce the amount of oil and natural gas that Viking can produce economically. Accordingly, such declines could have a material adverse effect on Camber’s, Viking’s and the combined company’s financial condition, results of operations, oil and natural gas reserves and the carrying values of Camber’s, Viking’s and the combined company’s oil and natural gas properties. If the oil and natural gas industry continues to experience significant price declines or if recent price declines do not recover, Camber, Viking and the combined company may be unable to make planned expenditures, among other things. If this were to happen, Camber, Viking and the combined company may be forced to abandon or curtail their business operations, which would cause the value of an investment in Camber, Viking and the combined company to decline in value or become worthless.

Because of the inherent dangers involved in oil and gas operations, there is a risk that Camber, Viking and the combined company may incur liability or damages as they conduct their business operations, which could force Camber, Viking and the combined company to expend a substantial amount of money in connection with litigation and/or a settlement.

The oil and natural gas business involves a variety of operating hazards and risks such as well blowouts, pipe failures, casing collapse, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, spills, pollution, releases of toxic gas and other environmental hazards and risks. These hazards and risks could result in substantial losses to Camber, Viking and the combined company from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations. In addition, Camber, Viking or the combined company may be liable for environmental damages caused by previous owners of property purchased and leased by Camber, Viking and the combined company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of Camber’s, Viking’s and the combined company’s properties and/or force Camber, Viking and the combined company to expend substantial monies in connection with litigation or settlements. Camber, Viking and the combined company currently have no insurance to cover such losses and liabilities, and even if insurance is obtained, there can be no assurance that it will be adequate to cover any losses or liabilities. Camber, Viking and the combined company cannot predict the availability of insurance or the availability of insurance at premium levels that justify Camber’s, Viking’s and the combined company’s purchase. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect Camber’s, Viking’s and the combined company’s financial condition and operations. Camber, Viking and the combined company may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on Camber’s, Viking’s and the combined company’s financial condition and results of operations, which could lead to any investment in Camber, Viking or the combined company becoming worthless.

Camber, Viking or the combined company may encounter operating hazards that may result in substantial losses.

Camber, Viking and the combined company will be subject to operating hazards normally associated with the exploration and production of oil and gas, including hurricanes, blowouts, explosions, oil spills, cratering, pollution, earthquakes, pandemics, labor disruptions and fires. The occurrence of any such operating hazards could result in substantial losses to Camber, Viking or the combined company due to injury or loss of life and damage to or destruction of oil and gas wells, formations, production facilities or other properties. Camber, Viking and the combined company do not maintain insurance coverage for some matters that may adversely affect their operations, including war, terrorism, pandemics, nuclear reactions, government fines, treatment of waste, blowout expenses, earthquake damage, wind damage and business interruptions. Losses and liabilities arising from uninsured or underinsured events could reduce Camber’s, Viking’s or the combined company’s revenues or increase their costs. There can be no assurance that any insurance Camber, Viking or the combined company do obtain will be adequate to cover losses or liabilities associated with operational hazards. Camber, Viking and the combined company cannot predict the continued availability of insurance, or its availability at premium levels that justify its purchase.

Camber, Viking and the combined company face strong competition from larger oil and gas companies, which could result in adverse effects on Camber’s, Viking’s and the combined company’s business.

The petroleum exploration and production business is highly competitive. Many of Camber’s, Viking’s and the combined company’s competitors have substantially larger financial resources, staffs and facilities. Camber’s, Viking’s and the combined company’s competitors in the United States include numerous major oil and gas exploration and production companies. Additionally, other oil and gas companies may compete with Camber, Viking and the combined company from time to time in obtaining capital from investors. Competitors include larger companies which, in particular, may have access to greater resources, may be more successful in the recruitment and retention of qualified employees and may conduct their own refining and petroleum marketing operations, which may give them a competitive advantage. Actual or potential competitors may be strengthened through the acquisition of additional assets and interests. Additionally, there are numerous companies focusing their resources on creating fuels and/or materials which serve the same purpose as oil and gas but are manufactured from renewable resources.

Camber’s, Viking’s and the combined company’s estimates of the volume of reserves could have flaws, or such reserves could turn out not to be commercially extractable; and as a result, future estimates of revenues and other projections could be incorrect.

Estimates of reserves and of future net revenues prepared by different petroleum engineers may vary substantially depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. Camber’s, Viking’s and the combined company’s actual amounts of production, revenue, taxes, development expenditures, operating expenses, and quantities of recoverable oil and gas reserves may vary substantially from the estimates. Oil and gas reserve estimates are necessarily inexact and involve matters of subjective engineering judgment. In addition, any estimates of Camber’s, Viking’s and the combined company’s future net revenues and the present value thereof are based on assumptions derived in part from historical price and cost information, which may not reflect current and future values, and/or other assumptions made by Camber, Viking and the combined company that only represent their best estimates. If these estimates of quantities, prices and costs prove inaccurate, Camber, Viking and the combined company may be unsuccessful in expanding their oil and gas reserves base with its acquisitions. Additionally, if declines in and instability of oil and gas prices occur, then write downs in the capitalized costs associated with any oil and gas assets Camber, Viking or the combined company acquire may be required. Because of the nature of the estimates of Camber’s, Viking’s and the combined company’s reserves and estimates in general, Camber, Viking and the combined company can provide no assurance that reductions to their estimated proved oil and gas reserves and estimated future net revenues will not be required in the future, and/or that their estimated reserves will be present and/or commercially extractable. If Camber’s, Viking’s or the combined company’s reserve estimates are incorrect, the value of Camber, Viking and/or the combined company common stock could decrease, and they may be forced to write down the capitalized costs of their oil and gas properties.

Camber’s, Viking’s and the combined company’s business will suffer if they cannot obtain or maintain necessary licenses.

Camber’s, Viking’s and the combined company’s operations will require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities. Camber’s, Viking’s and the combined company’s, and its operators’, ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to change in regulations and policies and to the discretion of the applicable governments, among other factors. Inability to obtain, or loss of or denial of extension of, any of these licenses or permits could hamper Camber’s, Viking’s and the combined company’s ability to produce oil and gas and generate revenues from operations.

Camber’s, Viking’s and the combined company’s operations may be subject to various litigation matters in the future that could have an adverse effect on their business.

From time to time, Camber, Viking and the combined company may become a defendant in various litigation matters. The nature of Camber’s, Viking’s and the combined company’s oil and gas operations exposes them to further possible litigation claims, including litigation relating to climate change in the future. There is risk that any matter in litigation could be adversely decided against Camber, Viking or the combined company regardless of their belief, opinion and position, which could have a material adverse effect on Camber’s, Viking’s and the combined company’s financial condition and results of operations. Litigation is highly costly, and the costs associated with defending litigation could also have a material adverse effect on Camber’s, Viking’s and the combined company’s financial condition.

Camber, Viking and the combined company may be affected by global climate change or by legal, regulatory, or market responses to such change.

The growing political and scientific sentiment is that increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere are influencing global weather patterns. Changing weather patterns, along with the increased frequency or duration of extreme weather conditions, could impact the availability or increase the cost to produce Camber’s, Viking’s and the combined company’s products. Additionally, the sale of Camber’s, Viking’s and the combined company’s products may be impacted by weather conditions.

Concern over climate change, including global warming, has led to legislative and regulatory initiatives directed at limiting greenhouse gas emissions. For example, proposals that would impose mandatory requirements on greenhouse gas emissions continue to be considered by policy makers in states and jurisdictions where Camber, Viking and the combined company operate. Laws enacted that directly or indirectly affect Camber’s, Viking’s and the combined company’s oil and gas production could impact Camber’s, Viking’s and the combined company’s business and financial results.

If oil or natural gas prices decrease or drilling efforts are unsuccessful, Camber, Viking and the combined company may be required to record write-downs of their oil and natural gas properties.

Camber, Viking and the combined company could be required to write-down the carrying value of certain of their oil and natural gas properties. Write-downs may occur when oil and natural gas prices are low, or if Camber, Viking or the combined company have downward adjustments to their estimated proved reserves, increases in their estimates of operating or development costs, deterioration in drilling results or mechanical problems with wells where the cost to re-drill or repair is not supported by the expected economics.

Accounting rules require that the carrying value of oil and natural gas properties be periodically reviewed for possible impairment. Under the full cost method of accounting, capitalized oil and natural gas property costs less accumulated depletion, net of deferred income taxes, may not exceed a ceiling amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and natural gas reserves plus the cost of unproved properties not subject to amortization (without regard to estimates of fair value), or estimated fair value, if lower, of unproved properties that are subject to amortization. Should capitalized costs exceed this ceiling, which is tested on a quarterly basis, an impairment is recognized. An impairment charge would reflect Camber’s, Viking’s and the combined company’s long-term ability to recover an investment, reduce Camber’s, Viking’s and the combined company’s reported earnings and increase their leverage ratios.

Camber’s, Viking’s and the combined company’s future success depends on their ability to replace reserves that are produced.

Because the rate of production from oil and natural gas properties generally declines as reserves are depleted, Camber’s, Viking’s and the combined company’s future success depends upon their ability to economically find or acquire and produce additional oil and natural gas reserves. Except to the extent that Camber, Viking or the combined company acquires additional properties containing proved reserves, conducts successful exploration and development activities, or, through engineering studies, identifies additional behind-pipe zones or secondary recovery reserves, Camber’s, Viking’s and the combined company’s proved reserves will decline as such reserves are produced. Future oil and natural gas production, therefore, is highly dependent upon Camber’s, Viking’s and the combined company’s level of success in acquiring or finding additional reserves that are economically recoverable. Camber, Viking and the combined company cannot provide any assurance that they will be able to find or acquire and develop additional reserves at an acceptable cost.

Camber, Viking and the combined company may acquire significant amounts of unproved property to further their development efforts. Development and exploratory drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. Camber, Viking and the combined company may acquire both proved and producing properties as well as undeveloped acreage that they believe will enhance growth potential and increase earnings over time. However, Camber, Viking and the combined company cannot provide any assurance that these properties will contain economically viable reserves or that Camber, Viking or the combined company will not abandon their investments. Additionally, Camber, Viking and the combined company cannot provide any assurance that unproved reserves or undeveloped acreage that they acquire will be profitably developed, that new wells drilled on their properties will be productive or that they will recover all or any portion of their investments in their properties and reserves.

Camber’s, Viking’s and the combined company’s lack of industry and geographical diversification may increase the risks to their operations.

Viking operates in the oil and gas sector, and its leases are located, in the United States in Kansas, Missouri, Texas, Louisiana, and Mississippi. Camber operates in the oil and gas sector, and its leases are located in Texas. The combined company will include the leases and operations of Viking and Camber. This lack of geographic diversification may make Camber’s, Viking’s and the combined company’s operations more sensitive to economic developments within a regional area, which may result in reduced rates of return or higher rates of default than might be incurred with a company that is more geographically diverse.

Camber’s, Viking’s and the combined company’s business depends on oil and natural gas transportation and processing facilities and other assets that are owned by third parties.

The marketability of Camber’s, Viking’s and the combined company’s oil and natural gas depends in part on the availability, proximity and capacity of pipeline systems, processing facilities, oil trucking fleets and rail transportation assets owned by third parties. The lack of available capacity on these systems and facilities, whether as a result of proration, physical damage, scheduled maintenance or other reasons, could result in the delay or discontinuance of development plans for Camber’s, Viking’s and the combined company’s properties. The curtailments arising from these and similar circumstances may last from a few days to several months.

Viking’s and the combined company’s leasehold acreage is subject to leases that will expire over the next several years unless production is established or maintained or the leases are extended.

Some of Viking’s and the combined company’s leasehold acreage is currently held by production or held by operations or is otherwise dependent on production commencing or being established. Unless production in paying quantities is established or operations are commenced on units containing these latter leases during their terms, those leases may expire. Likewise, if Viking or the combined company are unable to maintain production on acreage held by production or operations, those leases may expire. If Viking’s and the combined company’s leases expire and they are unable to renew the leases, Viking and the combined company will lose their right to develop or utilize the related properties, and Viking’s and the combined company’s operations would be harmed.

Deficiencies of title to leased interests could significantly affect Camber’s, Viking’s and the combined company’s financial condition.

Camber, Viking and the combined company or their contractual counterparties often incur the expense of a title examination prior to acquiring oil and natural gas leases or undivided interests in oil and natural gas leases or other developed rights. If an examination of the title history of a property reveals that an oil or natural gas lease or other developed rights have been purchased in error from a person who is not the owner of the mineral interest desired, Camber’s, Viking’s and the combined company’s interest would substantially decline in value or be eliminated. In such cases, the amount paid for the oil or natural gas lease or leases or other developed rights at issue may be lost.

Because of the inherent dangers involved in oil and gas exploration, there is a risk that Camber, Viking and the combined company incur certain costs to comply with government regulations, particularly regulations relating to environmental protection and safety, and could incur even greater costs in the future.

Camber’s and Viking’s operations are regulated extensively at the federal, state and local levels and are subject to interruption or termination by governmental and regulatory authorities based on environmental or other considerations. Moreover, Camber and Viking have incurred and (together with the combined company) will continue to incur costs in its efforts to comply with the requirements of environmental, safety and other regulations. Further, the regulatory environment in the oil and natural gas industry could change in ways that Camber, Viking and the combined company cannot predict and that might substantially increase their costs of compliance and, in turn, materially and adversely affect their business, results of operations and financial condition.

Specifically, as an owner or lessee and operator of crude oil and natural gas properties, Camber, Viking and the combined company are subject to various federal, state, local and foreign regulations relating to the discharge of materials into, and the protection of, the environment. These regulations may, among other things, impose liability on it for the cost of pollution cleanup resulting from operations, subject Camber, Viking and the combined company to liability for pollution damages and require suspension or cessation of operations in affected areas. Moreover, Camber, Viking and the combined company are subject to the United States Environmental Protection Agency (“EPA”) rule requiring annual reporting of greenhouse gas (“GHG”) emissions. Changes in, or additions to, these regulations could lead to increased operating and compliance costs and, in turn, materially and adversely affect Camber’s, Viking’s and the combined company’s business, results of operations and financial condition.

Camber, Viking and the combined company are aware of the increasing focus of local, state, national and international regulatory bodies on GHG emissions and climate change issues. In addition to the U.S. EPA’s rule requiring annual reporting of GHG emissions, Camber, Viking and the combined company are also aware of legislation proposed by U.S. lawmakers to reduce GHG emissions.

Additionally, there have been various proposals to regulate hydraulic fracturing at the federal level, including possible regulations limiting the ability to dispose of produced waters. Currently, the regulation of hydraulic fracturing is primarily conducted at the state level through permitting and other compliance requirements. Any new federal regulations that may be imposed on hydraulic fracturing could result in additional permitting and disclosure requirements (such as the reporting and public disclosure of the chemical additives used in the fracturing process) and in additional operating restrictions. In addition to the possible federal regulation of hydraulic fracturing, some states and local governments have considered imposing various conditions and restrictions on drilling and completion operations, including requirements regarding casing and cementing of wells, testing of nearby water wells, restrictions on the access to and usage of water and restrictions on the type of chemical additives that may be used in hydraulic fracturing operations. Such federal and state permitting and disclosure requirements and operating restrictions and conditions could lead to operational delays and increased operating and compliance costs and, moreover, could delay or effectively prevent the development of crude oil and natural gas from formations which would not be economically viable without the use of hydraulic fracturing.

Camber, Viking and the combined company will continue to monitor and assess any new policies, legislation, regulations and treaties in the areas where they operate to determine the impact on their operations and take appropriate actions, where necessary. Camber, Viking and the combined company are unable to predict the timing, scope and effect of any currently proposed or future laws, regulations or treaties, but the direct and indirect costs of such laws, regulations and treaties (if enacted) could materially and adversely affect their business, results of operations and financial condition.

Declines in oil and, to a lesser extent, NGL and natural gas prices, have in the past, and will continue in the future to, adversely affect Camber’s, Viking’s and the combined company’s business, financial condition and results of operations which may adversely affect such entities’ ability to meet their capital expenditure obligations or targets and financial commitments.

The price Camber, Viking and the combined company receives for oil, natural gas and NGLs, heavily influences their revenue, profitability, cash flows, liquidity, access to capital, present value and quality of reserves, the nature and scale of their operations and future rate of growth. Oil, NGL and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. In recent years, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. Further, oil prices and natural gas prices do not necessarily fluctuate in direct relation to each other. In general, Camber’s financial results are more sensitive to movements in oil prices. The price of crude oil has experienced significant volatility over the last five years, with the price per barrel of West Texas Intermediate (“WTI”) crude rising from a low of $27 in February 2016 to a high of $76 in October 2018, then, in 2020, dropping below $20 per barrel due in part to reduced global demand stemming from the recent global COVID-19 outbreak, provided that pricing has since increased to around $40 per barrel prior to the filing of this joint proxy statement/prospectus. A prolonged period of low market prices for oil and natural gas, or further declines in the market prices for oil and natural gas, will likely result in capital expenditures being further curtailed and will adversely affect Camber’s, Viking’s and the combined company’s business, financial condition and liquidity and their ability to meet obligations, targets or financial commitments and could ultimately lead to restructuring or filing for bankruptcy, which would have a material adverse effect on Camber’s, Viking’s and the combined company’s stock price and indebtedness. Additionally, lower oil and natural gas prices have, and may in the future, cause, a decline in Camber’s, Viking’s or the combined company’s stock price. During the year ended December 31, 2019, the daily NYMEX WTI oil spot price ranged from a high of $66.24 per Bbl to a low of $46.31 per Bbl and the NYMEX natural gas Henry Hub spot price ranged from a high of $4.25 per MMBtu to a low of $1.75 per MMBtu. During the nine months ended September 30, 2020, the daily NYMEX WTI oil spot price ranged from a high of $63.27 per Bbl to a low of $(37.63) per Bbl in April 2020 and the NYMEX natural gas Henry Hub spot price ranged from a high of $2.57 per MMBtu to a low of $1.33 per MMBtu.

Camber’s, Viking’s and the combined company’s oil and gas operations are substantially dependent on the availability of water. Restrictions on their ability to obtain water may have an adverse effect on their financial condition, results of operations and cash flows.

Water is an essential component of deep shale oil and natural gas production during both the drilling and hydraulic fracturing, or fracking processes. Camber’s, Viking’s and the combined company’s oil and gas operations and future operations could be adversely impacted if they are unable to locate sufficient amounts of water or dispose of or recycle water used in its exploration and production operations. Currently, the quantity of water required in certain completion operations, such as hydraulic fracturing, and changing regulations governing usage may lead to water constraints and supply concerns (particularly in some parts of the country). As a result, future availability of water from certain sources used in the past may be limited. Moreover, the imposition of new environmental initiatives and conditions could include restrictions on Camber’s, Viking’s and the combined company’s ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the exploration, development or production of oil and natural gas. The CWA and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants, including produced waters and other oil and natural gas waste, into navigable waters or other regulated federal and state waters. Permits or other approvals must be obtained to discharge pollutants to regulated waters and to conduct construction activities in such waters and wetlands. Uncertainty regarding regulatory jurisdiction over wetlands and other regulated waters has, and will continue to, complicate and increase the cost of obtaining such permits or other approvals. The CWA and analogous state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of pollutants and unauthorized discharges of reportable quantities of oil and other hazardous substances. Many state discharge regulations, and the Federal National Pollutant Discharge Elimination System General permits issued by the EPA, prohibit the discharge of produced water and sand, drilling fluids, drill cuttings and certain other substances related to the oil and natural gas industry into coastal waters. While generally exempt under federal programs, many state agencies have also adopted regulations requiring certain oil and natural gas exploration and production facilities to obtain permits for storm water discharges. There has been recent nationwide concern over earthquakes associated with Class II underground injection control wells, a predominant storage method for crude oil and gas wastewater. It is likely that new rules and regulations will be developed to address these concerns, possibly eliminating access to Class II wells in certain locations, and increasing the cost of disposal in others. Finally, EPA studies have previously focused on various stages of water use in hydraulic fracturing operations. It is possible that, in the future, the EPA will move to more strictly regulate the use of water in hydraulic fracturing operations. While Camber, Viking and the combined company cannot predict the impact that these changes may have on its business at this time, they may be material to Camber’s, Viking’s and the combined company’s business, financial condition, and operations. Compliance with environmental regulations and permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells or the disposal or recycling of water will increase Camber’s, Viking’s and the combined company’s operating costs and may cause delays, interruptions or termination of its operations, the extent of which cannot be predicted. In addition, Camber’s, Viking’s and the combined company’s inability to meet water supply needs to conduct their operations may impact their business, and any such future laws and regulations could negatively affect their financial condition, results of operations and cash flows.

Government regulation and liability for environmental matters may adversely affect Camber’s, Viking’s and the combined company’s business and results of operations.

Crude oil and natural gas operations are subject to extensive federal, state and local government regulations, which may be changed from time to time. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of crude oil and natural gas wells below actual production capacity in order to conserve supplies of crude oil and natural gas. There are federal, state and local laws and regulations primarily relating to protection of human health and the environment applicable to the development, production, handling, storage, transportation and disposal of crude oil and natural gas, byproducts thereof and other substances and materials produced or used in connection with crude oil and natural gas operations. In addition, Camber, Viking or the combined company may inherit liability for environmental damages caused by previous owners of property it purchases or leases. As a result, such parties may incur substantial liabilities to third parties or governmental entities. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on Camber, Viking or the combined company.

The unavailability or high cost of drilling rigs, completion equipment and services, supplies and personnel, including hydraulic fracturing equipment and personnel, could adversely affect Camber’s ability to establish and execute exploration and development plans within budget and on a timely basis, which could have a material adverse effect on Camber’s business, financial condition and results of operations.

Shortages or the high cost of drilling rigs, completion equipment and services, supplies or personnel could delay or adversely affect Camber’s operations. When drilling activity in the United States increases, associated costs typically also increase, including those costs related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. These costs may increase, and necessary equipment and services may become unavailable to Camber at economical prices. Should this increase in costs occur, Camber may delay drilling activities, which may limit its ability to establish and replace reserves, or Camber may incur these higher costs, which may negatively affect its business, financial condition and results of operations.

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

Hydraulic fracturing is a common practice that is used to stimulate production of hydrocarbons from tight formations. The process involves the injection of water, sand and chemicals under pressure into rock formations to fracture the surrounding rock and stimulate production. There has been increasing public controversy regarding hydraulic fracturing with regard to the transportation and use of fracturing fluids, impacts on drinking water supplies, use of waters, and the potential for impacts to surface water, groundwater, air quality and the environment generally. A number of lawsuits and enforcement actions have been initiated implicating hydraulic fracturing practices. Additional legislation or regulation could make it more difficult to perform hydraulic fracturing, cause operational delays, increase Camber’s operating costs or make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings. New legislation or regulations in the future could have the effect of prohibiting the use of hydraulic fracturing, which would prevent Camber from completing wells as planned and would have a material adverse effect on production from Camber’s wells. If these legislative and regulatory initiatives cause a material delay or decrease in Camber’s drilling or hydraulic fracturing activities, Camber’s business and profitability could be materially impacted.

The lack of availability or high cost of drilling rigs, equipment, supplies, insurance, personnel and oilfield services could adversely affect Camber’s ability to execute its exploration and development plans on a timely basis and within budget.

The oil and gas industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies or qualified personnel. During these periods, the costs and delivery times of rigs, equipment and supplies tend to increase, in some cases substantially. In addition, the demand for, and wage rates of, qualified drilling rig crews rise as the number of active rigs in service increases within a geographic area. If increasing levels of exploration and production result in response to strong prices of oil and natural gas, the demand for oilfield services will likely rise, and the costs of these services will likely increase, while the quality of these services may suffer. The future lack of availability or high cost of drilling rigs, as well as any future lack of availability or high costs of other equipment, supplies, insurance or qualified personnel, in the areas in which Camber operates could materially and adversely affect Camber’s business and results of operations.

Crude oil and natural gas prices are highly volatile in general and low prices will negatively affect Camber’s financial results.

Camber’s oil and gas revenues, operating results, profitability, cash flow, future rate of growth and ability to borrow funds or obtain additional capital, as well as the carrying value of its oil and natural gas properties, are substantially dependent upon prevailing prices of crude oil and natural gas. Lower crude oil and natural gas prices also may reduce the amount of crude oil and natural gas that Camber can produce economically. Historically, the markets for crude oil and natural gas have been very volatile, and such markets are likely to continue to be volatile in the future. Prices for oil and natural gas fluctuate widely in response to a variety of factors beyond its control, such as:

●	overall U.S. and global economic conditions;

●	weather conditions and natural disasters;

●	seasonal variations in oil and natural gas prices;

●	price and availability of alternative fuels;

●	technological advances affecting oil and natural gas production and consumption;

●	consumer demand;

●	domestic and foreign supply of oil and natural gas;

●	variations in levels of production;

●	regional price differentials and quality differentials of oil and natural gas; price and quantity of foreign imports of oil, NGLs and natural gas;

●	the completion of large domestic or international exploration and production projects;

●	restrictions on exportation of oil and natural gas;

●	the availability of refining capacity;

●	the impact of energy conservation efforts;

●	political conditions in or affecting other oil producing and natural gas producing countries, including the current conflicts in the Middle East and conditions in South America and Russia; and

●	domestic and foreign governmental regulations, actions and taxes.

Further, oil and natural gas prices do not necessarily fluctuate in direct relation to each other. Camber’s revenue, profitability, and cash flow depend upon the prices of supply and demand for oil and natural gas, and a drop in prices can significantly affect Camber’s financial results and impede its growth. In particular, declines in commodity prices may:

●	negatively impact the value of Camber’s reserves, because declines in oil and natural gas prices would reduce the value and amount of oil and natural gas that it can produce economically;

●	reduce the amount of cash flow available for capital expenditures, repayment of indebtedness, and other corporate purposes; and

●	limit Camber’s ability to borrow money or raise additional capital.

Camber’s oil and gas competitors may use superior technology and data resources than it may be able to afford or that would require a costly investment by Camber in order to compete with them more effectively.

The oil and gas industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies and databases. As Camber’s competitors use or develop new technologies, Camber may be placed at a competitive disadvantage, and competitive pressures may force Camber to implement new technologies at a substantial cost. In addition, many of Camber’s competitors will have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before Camber can. Camber cannot be certain that it will be able to implement technologies on a timely basis or at a cost that is acceptable to it. One or more of the technologies that Camber will use or that it may implement in the future may become obsolete, and Camber may be adversely affected.

Restrictions on drilling activities intended to protect certain species of wildlife may adversely affect Camber’s, Viking’s and the combined company’s ability to conduct drilling activities in some of the areas where they operate.

Oil and natural gas operations in Camber’s, Viking’s and the combined company’s operating areas can be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife. Seasonal restrictions may limit their ability to operate in protected areas and can intensify competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages when drilling is allowed. These constraints and the resulting shortages or high costs could delay its operations and materially increase their operating and capital costs. Permanent restrictions imposed to protect endangered species could prohibit drilling in certain areas or require the implementation of expensive mitigation measures. Specifically, applicable laws protecting endangered species prohibit the harming of endangered or threatened species, provide for habitat protection, and impose stringent penalties for noncompliance. The designation of previously unprotected species as threatened or endangered in areas where Camber, Viking and the combined company operate could cause them to incur increased costs arising from species protection measures or could result in limitations, delays, or prohibitions on Camber’s, Viking’s and the combined company’s exploration and production activities that could have an adverse impact on their ability to develop and produce reserves.

Camber, Viking and the combined company have limited control over activities in properties they do not operate, which could reduce their production and revenues, affect the timing and amounts of capital requirements and potentially result in a dilution of their respective ownership interest in the event they are unable to make any required capital contributions.

Camber does not currently operate any of the wells in which it has an interest. Viking and its subsidiaries do not currently operate all of the wells in which they have an interest. As a result, Camber, Viking and the combined company may have a limited ability to exercise influence over normal operating procedures, expenditures or future development of underlying properties and their associated costs. For all of the properties that are operated by others, they are dependent on their decision-making with respect to day-to-day operations over which they have little control. The failure of an operator of wells in which they have an interest to adequately perform operations, or an operator’s breach of applicable agreements, could reduce production and revenues they receive from that well. The success and timing of Camber’s, Viking’s and the combined company’s drilling and development activities on properties operated by others depend upon a number of factors outside of their control, including the timing and amount of capital expenditures, the available expertise and financial resources, the inclusion of other participants and the use of technology.

THE CAMBER SPECIAL MEETING

This section contains information for Camber stockholders about the special meeting that Camber has called to allow Camber stockholders to consider and vote on the Camber share issuance, the Camber charter amendment, the Camber reverse split proposal, the Camber equity plan proposal and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of Camber stockholders and a form of proxy card that the Camber board is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Meeting

The Camber special meeting will be held on [●], 2020 at [●], at [●] local time.

Matters to Be Considered

At the Camber special meeting, Camber stockholders will be asked to consider and vote upon the following proposals:

●	the Camber share issuance proposal;

●	the Camber Series A preferred stock proposal;

●	the Camber Series C preferred stock proposal;

●	the Camber charter amendment proposal;

●	the Camber reverse split proposal;

●	the Camber equity plan proposal; and

●	the Camber adjournment proposal.

Recommendation of the Camber Board

The Camber board recommends that you vote “FOR” the Camber share issuance proposal, “FOR” the Camber Series A preferred stock proposal, “FOR” the Camber Series C preferred stock proposal, “FOR” the Camber charter amendment proposal, “FOR” the Camber reverse split proposal, “FOR” the Camber equity plan proposal, and “FOR” the Camber adjournment proposal. See “The Merger—Camber’s Reasons for the Merger; Recommendation of the Camber Board” beginning on page 176 for a more detailed discussion of the Camber board’s recommendation.

Record Date and Quorum

The Camber board has fixed the close of business on [●], 2020 as the record date for determination of Camber stockholders entitled to notice of and to vote at the Camber special meeting. On the record date for the Camber special meeting, there were [●] shares of Camber common stock outstanding.

Holders of at least 33% of the shares of Camber common stock outstanding on the record date must be present, either in person or by proxy, to constitute a quorum at the Camber special meeting. If you fail to submit a proxy or to vote in person at the Camber special meeting, your shares of Camber common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Each share of Camber common stock is entitled to one (1) vote on all matters properly submitted to Camber stockholders at the Camber special meeting.

As of [●], 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, Camber directors and executive officers and their affiliates owned and were entitled to vote no shares of Camber common stock.

Vote Required; Treatment of Abstentions and Failure to Vote

Camber share issuance proposal:

●	Vote required: Approval of the Camber share issuance proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Camber share issuance proposal present in person or by proxy at the Camber special meeting.

●	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Camber share issuance proposal. If you fail to submit a proxy or to vote in person at the Camber special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Camber share issuance proposal, your shares will not be deemed to be represented at the Camber special meeting, and it will have no effect on the Camber share issuance proposal.

Camber Series A preferred stock proposal:

●	Vote required: Approval of the Camber Series A preferred stock proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Camber Series A preferred stock proposal present in person or by proxy at the Camber special meeting.

●	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Camber Series A preferred stock proposal. If you fail to submit a proxy or to vote in person at the Camber special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Camber Series A preferred stock proposal, your shares will not be deemed to be represented at the Camber special meeting, and it will have no effect on the Camber Series A preferred stock proposal.

Camber Series C preferred stock proposal:

●	Vote required: Approval of the Camber Series C preferred stock proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Camber Series C preferred stock proposal present in person or by proxy at the Camber special meeting.

●	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Camber Series C preferred stock proposal. If you fail to submit a proxy or to vote in person at the Camber special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Camber Series C preferred stock proposal, your shares will not be deemed to be represented at the Camber special meeting, and it will have no effect on the Camber Series C preferred stock proposal.

Camber charter amendment proposal:

●	Vote required: Approval of the Camber charter amendment proposal requires the affirmative vote of a majority of the outstanding shares of stock entitled to vote on the Camber adjournment proposal at the Camber special meeting.

●	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or to vote in person at the Camber special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Camber charter amendment proposal, it will have the same effect as a vote “AGAINST” the Camber charter amendment proposal.

Camber reverse split proposal:

●	Vote required: Approval of the Camber reverse split proposal requires the affirmative vote of a majority of the outstanding shares of stock entitled to vote on the Camber reverse split proposal at the Camber special meeting.

●	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or to vote in person at the Camber special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Camber reverse split proposal, it will have the same effect as a vote “AGAINST” the Camber reverse split proposal.

Camber equity plan proposal:

●	Vote required: Approval of the Camber equity plan proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Camber equity plan proposal present in person or by proxy at the Camber special meeting.

●	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Camber equity plan proposal. If you fail to submit a proxy or to vote in person at the Camber special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Camber equity plan proposal, your shares will not be deemed to be represented at the Camber special meeting, and it will have no effect on the Camber equity plan proposal.

Camber adjournment proposal:

●	Vote required: Approval of the Camber adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Camber adjournment proposal present in person or by proxy at the Camber special meeting.

●	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Camber adjournment proposal. If you fail to submit a proxy or to vote in person at the Camber special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Camber adjournment proposal, your shares will not be deemed to be represented at the Camber special meeting, and it will have no effect on the Camber adjournment proposal.

Attending the Special Meeting

Attendance at the special meeting will be limited to stockholders of Camber as of the record date and Camber’s invited guests. Your proxy card is your admission ticket. When you arrive at the Camber special meeting, you will be asked to present photo identification, such as a driver’s license. If you are a beneficial owner of Camber common stock held by a broker, bank or other nominee, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your Camber common stock held in nominee name in person, you must get a “legal proxy” in your name from the broker, bank or other nominee that holds your shares and present it with your identification at the meeting. You should indicate that you plan to attend the Camber special meeting when submitting your proxy card by checking the box under the caption “Meeting Attendance” on the proxy card. If you are a beneficial owner of Camber common stock held by a broker, bank or other nominee, or if you are a record holder and have not submitted your proxy card or did not indicate on your submitted proxy card that you plan to attend the Camber special meeting, please contact the office of the Corporate Secretary at Camber Energy, Inc., 1415 Louisiana, Suite 3500, Houston, Texas, 77002, (210) 998-4035, to request an admission ticket. If you do not have an admission ticket, you must present proof of ownership in order to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership.

Proxies

A Camber stockholder may vote by proxy or in person at the Camber special meeting. If you hold your shares of Camber common stock in your name as a holder of record, to vote, you, as a Camber stockholder, may use one of the following methods:

●	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

●	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

●	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

Camber requests that Camber stockholders vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to Camber as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Camber common stock represented by it will be voted at the Camber special meeting in accordance with the instructions contained on the proxy card.

If a holder’s shares are held in “street name” by a broker, bank or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the Camber special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting because you may revoke your proxy at any time before it is voted at the meeting.

Shares Held in Street Name

If your shares are held in “street name” through a broker, bank or other nominee, you must instruct the broker, bank or other nominee on how to vote your shares. Your broker, bank or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank or other nominee.

You may not vote shares held in “street name” by returning a proxy card directly to Camber or by voting in person at the Camber special meeting unless you provide a “legal proxy” giving you the right to vote the shares, which you must obtain from your broker, bank or other nominee. If you choose to vote your shares in person at the Camber special meeting, please bring proof of identification and the proxy from your bank, broker or other nominee.

Further, brokers, banks or other nominees who hold shares of Camber common stock on behalf of their customers may not give a proxy to Camber to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Camber special meeting.

Revocability of Proxies

If you are a Camber stockholder of record, you may revoke your proxy at any time before it is voted by:

●	submitting a written notice of revocation to Camber’s corporate secretary;

●	granting a subsequently dated proxy;

●	voting by telephone or the Internet at a later time; or

●	attending in person and voting at the Camber special meeting.

If you hold your shares of Camber common stock through a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Attendance at the Camber special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Camber after the vote will not affect the vote. Camber’s corporate secretary’s mailing address is: Corporate Secretary, Camber Energy, Inc., 1415 Louisiana, Suite 3500, Houston, Texas, 77002. If the Camber special meeting is postponed or adjourned, it will not affect the ability of Camber stockholders of record as of the record date to exercise their voting rights or to revoke any previously-granted proxy using the methods described above.

Delivery of Proxy Materials

As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to Camber stockholders residing at the same address, unless such Camber stockholders have notified Camber of their desire to receive multiple copies of the joint proxy statement/prospectus.

Camber will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any Camber stockholder residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Camber’s Secretary, Robert Schleizer at Info@camber.energy, or at the following address or phone number: 1415 Louisiana, Suite 3500, Houston, Texas 77002 | (210) 998-4035.

Solicitation of Proxies

Camber and Viking will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, Camber has retained [●], for a fee of $[●] plus reimbursement of out-of-pocket expenses for its services. Camber and its proxy solicitor may also request banks, brokers and other intermediaries holding shares of Camber common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Camber. No additional compensation will be paid to our directors, officers or employees for solicitation.

Other Matters to Come Before the Camber Special Meeting

Camber management knows of no other business to be presented at the Camber special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Camber board’s recommendations.

Assistance

If you need assistance in completing your proxy card, have questions regarding Camber’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Camber’s Secretary, Robert Schleizer at Info@camber.energy, or at the following address or phone number: 1415 Louisiana, Suite 3500, Houston, Texas 77002 | (210) 998-4035.

CAMBER PROPOSALS

Proposal 1: Camber Share Issuance Proposal

Camber is asking Camber stockholders to approve the issuance of shares of Camber common stock, pursuant to the terms of the merger agreement, in an amount necessary to complete the transactions contemplated thereby, including shares of Camber common stock issuable upon conversion of convertible securities, and issuable upon exercise of warrants and options, to be issued and assumed as part of the merger, approve the merger agreement and the transactions contemplated therein. Camber stockholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger, and the issuance of shares of Camber common stock in connection with the merger and the other transactions contemplated by the merger agreement. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Camber board determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Camber and the Camber stockholders and adopted and approved the merger agreement, the merger (subject to stockholder approval) and the other transactions contemplated by the merger agreement. Accordingly, the Camber board directed that the Camber share issuance proposal be submitted to the Camber stockholders and recommended that Camber stockholders approve the Camber share issuance proposal. See “The Merger—Camber’s Reasons for the Merger; Recommendation of the Camber Board” beginning on page 176 in this joint proxy statement/prospectus for a more detailed discussion of the Camber board’s recommendation.

The Camber board recommends a vote “FOR” the Camber share issuance proposal.

Proposal 2: Camber Series A Preferred Stock Proposal

Camber is asking Camber stockholders to approve and ratify the terms of Camber’s previously designated Series A Preferred Stock (described below), including the voting terms associated therewith (described below), the issuance of such shares of Series A Preferred Stock pursuant to the terms of the merger, which includes the potential issuance of 20% or more of our outstanding shares of common stock as of the June 22, 2020 date that the June 2020 Purchase Agreement was entered into between us and Discover (i.e., over 20% of the 11,721,729 shares outstanding as of June 22, 2020), and approval of the June 2020 Purchase Agreement.

Camber’s common stock is listed on the NYSE American. Section 713(a) of the NYSE American rules requires stockholder approval in connection with a transaction involving the sale, issuance, or potential issuance by the issuer of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding shares of common stock at a price less than the greater of book value or market value. Section 713(b) of the NYSE American rules requires stockholder approval in connection with a transaction involving the issuance or potential issuance of additional shares which would result in a change of control of the issuer.

Because (as discussed below), the Series A Preferred Stock will have the right to convert into a number of shares of common stock equal to (a) 4,900, multiplied by (b) the exchange ratio of the merger, such shares of common stock will represent greater than 20% of our outstanding common stock and may constitute a change in control (as defined by NYSE American), we are asking our stockholders to approve the issuance of such number of shares of common stock exceeding 19.99% of our outstanding common stock, issuable upon conversion of the shares of Series A Preferred Stock issuable in connection with the merger, the voting rights associated therewith, and issuance of such shares pursuant to the terms of the merger.

The 28,029 shares of Series A Preferred Stock of Camber, which were designated with the Secretary of State of Nevada on August 31, 2020, have substantially similar rights as the Series C Preferred Stock of Viking (as amended), as adjusted for the exchange ratio. Specifically, each outstanding share of Series A Preferred Stock will vote an aggregate of (a) 4,900 voting shares, multiplied by (b) the exchange ratio of the merger, on all shareholder matters, voting together with the Camber common stock as a single class (which voting rights will equal the same voting rights that would have applied had the Series C Preferred Stock of Viking been fully converted into Viking common stock immediately prior to the effective time)(described herein as the “voting shares”); will receive, upon the occurrence of a liquidation of Camber, the same amount of consideration that would have been due if such share of Series A Preferred Stock had been converted into common stock of Camber immediately prior to such liquidation; and provide rights for such share of Series A Preferred Stock to convert, at the option of the holder thereof, into a number of shares of Camber common stock equal to (a) 4,900 shares, multiplied by (b) the exchange ratio of the merger (which would have equaled the number of shares of Camber common stock which would have been issuable to the holder of the Series C Preferred of Viking in the merger, had such Series C Preferred Stock been converted into common stock of Viking immediately prior to the effective time)(described herein as the “conversion shares”). Such Series A Preferred Stock does not have any redemption rights and shares equally in any dividends authorized by the Board of Directors for distribution to common stockholders, on an as-converted basis. James A. Doris, the Chief Executive Officer and director of Viking, currently holds all 28,092 outstanding shares of Series C Preferred Stock of Viking, and if the merger was to close as of the date of this joint proxy statement/prospectus, would receive 28,092 shares of Series A Preferred Stock of Camber in the merger. The designation of the Camber Series A Preferred Stock also provides that such number of voting shares and conversion shares as calculated as discussed above, shall be updated by Camber following the merger, without any required approval of the holders of such Series A Preferred Stock, to include the actual numerical value of such voting shares and conversion shares, upon closing of the merger.

Camber stockholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger, and the issuance of shares of Series A Preferred stock in connection with the merger, and shares of Camber common stock upon conversion of the Series A Preferred, and the voting rights associated with such Series A Preferred Stock and the other transactions contemplated by the merger agreement. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Camber board determined that the Series A Preferred Stock, the terms thereof (including the voting and conversion rights associated therewith), and the issuance of shares of common stock upon conversion of such Series A Preferred Stock, are advisable and in the best interests of Camber and the Camber stockholders and adopted and approved the terms of such Series A Preferred Stock (subject to stockholder approval). Accordingly, the Camber board directed that the Camber Series A preferred stock proposal be submitted to the Camber stockholders and recommended that Camber stockholders approve the Camber share issuance proposal. See “The Merger—Camber’s Reasons for the Merger; Recommendation of the Camber Board” beginning on page 176 in this joint proxy statement/prospectus for a more detailed discussion of the Camber board’s recommendation.

Please refer to the merger agreement and designation of Camber Series A Preferred Stock, which are attached as Annex A and Annex B to this proxy statement, for further details and more information regarding the terms and conditions of the Series A Preferred Stock as summarized above.

Risks Associated with the Series A Preferred Stock

The issuance of common stock upon conversion of the Series A Preferred Stock will cause immediate and substantial dilution.

The issuance of common stock upon conversion of the Series A Preferred Stock will result in immediate and substantial dilution to the interests of other stockholders. It is currently estimated that the shares of common stock issuable upon conversion of the shares of Series A Preferred Stock issuable as part of the merger will have rights to convert into approximately 29% of Camber’s total post-merger voting shares.

The Series A Preferred Stock will provide the holder thereof significant voting control over the combined company.

Viking’s CEO and director, James Doris, holds 28,092 shares of Viking Series C Preferred Stock, with each share of preferred stock entitling the holder thereof to 4,900 votes on all matters submitted to the vote of Viking’s security holders. By virtue of such stock ownership, Mr. Doris is able to control the election of the members of Viking’s Board of Directors and to generally exercise control over the affairs of Viking, including approving the merger.

Although such Viking Series C Preferred Stock will be exchanged for Camber Series A Preferred Stock as a result of the merger, such Camber Series A Preferred Stock will be able to vote, and be converted into, the same number of shares of Camber common stock as such preferred stock would have received, if such preferred stock was converted into Common Stock immediately prior to the effective time. As a result, it is currently anticipated that Mr. Doris (or his assigns) will control approximately 29% of the combined company’s voting shares following the merger, which number may be decreased by dilution to Viking stockholders and the voting rights of the Viking Series C Preferred Stock as a result of the sale of equity prior to closing and other issuances of Viking common stock which may occur prior to closing. As such, Mr. Doris will have significant control over the combined company following the closing, and the interests of Mr. Doris may differ from other stockholders. There can be no assurance that conflicts of interest will not arise with respect to Mr. Doris’s ownership of Camber Series A Preferred Stock, or that such conflicts will be resolved in a manner favorable to combined company stockholders. See “The Merger—Interests of Viking’s Directors and Executive Officers in the Merger” beginning on page 188 and “Security Ownership of Combined Company Beneficial Owners and Management Subsequent to Merger”, beginning on page 259.

The Camber board recommends a vote “FOR” the Camber Series A preferred stock proposal.

Proposal 3: Camber Series C Preferred Stock Proposal

General

On and effective June 22, 2020, Camber and Discover entered into a Stock Purchase Agreement (the “June 2020 Purchase Agreement”).

Under the terms of the June 2020 Purchase Agreement, Discover purchased 630 shares of Camber Series C Preferred Stock, for $6 million, at a 5% original issue discount to the $10,000 face value of each such share of preferred stock (the “Face Value”).

Discover (and/or parties associated with Discover) had previously purchased shares of Series C Preferred Stock and other securities from Camber as discussed below under “Certain Relationships and Related Party Transactions - Discover Transactions”, beginning on page 214.

Camber has used a portion of the proceeds from the June 2020 sale of the Series C Preferred Stock to purchase the February 2020 Secured Note from Viking as discussed below under “Certain Relationships and Related Party Transactions - Discover Transactions”, beginning on page 214.

Pursuant to the June 2020 Purchase Agreement, as long as Discover holds any shares of Series C Preferred Stock, Camber agreed that, except as contemplated in connection with the merger, Camber would not issue or enter into or amend an agreement pursuant to which Camber may issue any shares of common stock, other than (a) for restricted securities with no registration rights, (b) in connection with a strategic acquisition, (c) in an underwritten public offering, or (d) at a fixed price; or issue or amend any debt or equity securities convertible into, exchangeable or exercisable for, or including the right to receive, shares of common stock (i) at a conversion price, exercise price or exchange rate or other price that is based upon or varies with, the trading prices of or quotations for the shares of common stock at any time after the initial issuance of the security or (ii) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of the security or upon the occurrence of specified or contingent events directly or indirectly related to the business of Camber or the market for the common stock.

Additionally, provided that Camber has not materially breached the terms of the June 2020 Purchase Agreement, Camber may at any time, in its sole and absolute discretion, repurchase from Discover all, but not less than all, of the then outstanding shares of Series C Preferred Stock sold pursuant to the agreement by paying to Discover 110% of the aggregate Face Value of all such shares.

Camber also agreed to provide Discover a right of first offer to match any offer for financing Camber receives from any person while the shares of Series C Preferred Stock sold pursuant to the June 2020 Purchase Agreement are outstanding, except for debt financings not convertible into common stock, which are excluded from such right to match.

Finally, Camber agreed that if Camber issues any security with any term more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to Discover, then Camber would notify Discover of such additional or more favorable term and such term, at Discover’s option, may become a part of the transaction documents with Discover.

The June 2020 Purchase Agreement includes customary provisions requiring that Camber indemnify Discover against certain losses; representations and warranties and covenants.

Camber also agreed pursuant to the June 2020 Purchase Agreement that if the merger does not close by the required date approved by the parties thereto (as such may be extended from time to time), Camber is required, at Discover’s option in its sole and absolute discretion, to immediately repurchase from Discover all then outstanding Series C Preferred Stock shares acquired by Discover pursuant to the June 2020 Purchase Agreement, by paying to Discover 110% of the aggregate Face Value of all such shares (the “Repurchase Requirement”), which totals $6,930,000.

Separately, as discussed below under “Certain Relationships and Related Party Transactions - Discover Transactions – June 2020 Purchase Agreement”, beginning on page 218, Viking agreed that if the merger agreement is terminated prior to the closing of the merger, Viking will owe Camber, in addition to the required repayment of the Secured Notes (defined below under “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207), an additional amount equal to (i) 115.5% of the original principal amount of the Secured Notes, minus (ii) the amount due to Camber pursuant to the terms of the Secured Notes upon repayment thereof (the “Additional Payment”). As an example, if when the merger agreement is terminated, $9,200,000 were due to Camber under the Secured Notes (assuming all interest due thereunder had been paid as of the date due), Viking would owe Camber (i) $9,200,000 multiplied by 1.155 = $10,626,000, minus (ii) $9,200,000, or a total Additional Payment of $1,426,000, in addition to the amount due under the Secured Notes.

Finally, we agreed to include proposals relating to the approval of the June 2020 Purchase Agreement and the issuance of the shares of common stock upon conversion of the Series C Preferred Stock sold pursuant to the June 2020 Purchase Agreement, as well as an increase in authorized common stock to fulfill Camber’s obligations to issue such shares, at the meeting held to approve the merger or a separate meeting in the event the merger is terminated prior to stockholder approval, and to use commercially reasonable best efforts to obtain such approvals as soon as possible and in any event prior to December 31, 2020.

Camber loaned $4.2 million of the funds provided by the June 2020 Purchase Agreement to Viking in connection with the purchase of the June Secured Note, as discussed in greater detail below under “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207.

The Camber Board has unanimously determined that it is advisable and in the best interests of Camber and its stockholders to be able to issue shares of its common stock upon the conversion of the Series C Preferred Stock (including shares issuable for dividends and conversion premiums thereon)(collectively, the “Series C Conversion Shares”), and unanimously recommends that the stockholders vote ”FOR” approval of the issuance of such number of shares of common stock exceeding 19.99% of its outstanding common stock, issuable upon conversion of the 630 shares of Series C Preferred Stock, including shares issuable for dividends and conversion premiums thereon sold pursuant to the June 2020 Purchase Agreement and ratification of the terms of such June 2020 Purchase Agreement.

A vote “FOR” this Proposal is a vote for issuance of the Series C Conversion Shares, which includes the potential issuance of 20% or more of our outstanding shares of common stock as of the June 22, 2020 date that the June 2020 Purchase Agreement was entered into between us and Discover (i.e., over 20% of the 11,721,729 shares outstanding as of June 22, 2020), and approval of the June 2020 Purchase Agreement.

Please refer to the June 2020 Purchase Agreement and the designation of Camber’s Series C Preferred Stock (as amended), which are attached as Annex C and Annex D to this proxy statement, respectively, for further details and more information regarding the terms and conditions of the June 2020 Purchase Agreement and Series C Preferred Stock as summarized above.

Series C Redeemable Convertible Preferred Stock

The rights, privileges, and terms of Camber’s Series C Preferred Stock are described in greater detail below under “Description of Capital – Preferred Stock – Series C Redeemable Convertible Preferred Stock”, beginning on page 226.

Certain Prior Transactions Involving Discover

The June 2020 Purchase Agreement is one of several transactions Camber has completed with Discover since April 2016, all of which are described in greater detail below under “Certain Relationships and Related Party Transactions - Discover Transactions”, beginning on page 214.

Reasons for the Issuance

The approval of its ability to issue shares of Camber’s common stock upon the conversion of the Series A Preferred Stock and the June 2020 Purchase Agreement was a required term and condition of the June 2020 Purchase Agreement.

Reasons for Stockholder Approval

Camber’s common stock is listed on the NYSE American. Section 713(a) of the NYSE American rules requires stockholder approval in connection with a transaction involving the sale, issuance, or potential issuance by the issuer of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding shares of common stock at a price less than the greater of book value or market value. Section 713(b) of the NYSE American rules requires stockholder approval in connection with a transaction involving the issuance or potential issuance of additional shares which would result in a change of control of the issuer.

Because the shares of its common stock issuable upon conversion of the 525 shares of Series C Preferred Stock (including shares issuable for dividends and conversion premiums thereon) represent greater than 20% of its outstanding common stock and may constitute a change in control (as defined by NYSE American), Camber is asking its stockholders to approve the issuance of such number of shares of common stock exceeding 19.99% of its outstanding common stock, issuable upon conversion of the 525 shares of Series C Preferred Stock sold pursuant to the terms of the February 2020 Purchase Agreement, including shares issuable for dividends and conversion premiums thereon (i.e., to approve the potential issuance of 20% of more of our outstanding shares of common stock as of the June 22, 2020 date that the June 2020 Purchase Agreement was entered into between us and Discover (i.e., over 20% of the 11,721,729 shares outstanding as of June 22, 2020), and to ratify the terms of such February 2020 Purchase Agreement.

Stockholder approval of this Proposal is being sought solely to comply with the terms of the February 2020 Purchase Agreement and Section 713 of the NYSE American rules governing the issuance of securities when any such issuances in the aggregate would exceed 20% of an issuer’s outstanding capital stock or might be considered a change of control (as defined by NYSE American).

Effect upon Rights of Existing Stockholders

Camber’s current stockholders will continue to own their existing shares after the transaction described in this proposal. If stockholders approve this proposal, the Series C Preferred Stock (including dividends and conversion premiums thereon) sold pursuant to the June 2020 Purchase Agreement will be convertible into shares of common stock, pursuant to the terms thereof, without additional stockholder approval.

If Camber stockholders approve this proposal, the principal effect upon the rights of existing Camber stockholders upon the conversion of the Series C Preferred Stock will be a dilution in their current percentage ownership in Camber. Upon conversion of all 630 shares of Series C Preferred Stock sold pursuant to the June 2020 Purchase Agreement, Discover will be due in the aggregate a significant portion of Camber’s outstanding shares of common stock, not including any shares of common stock Discover can hold upon conversion of outstanding convertible securities of Camber which Discover already holds separate from the shares sold pursuant to the June 2020 Purchase Agreement (i.e., Discover already holds an additional 2,063 shares of Series C Preferred Stock which are convertible into shares of Camber on the same terms as the 630 shares of Series C Preferred Stock sold pursuant to the June 2020 Purchase Agreement). The issuance of shares of common stock pursuant to the conversion of the Series C Preferred Stock and the sale of such shares by such holders into the public market, also could materially and adversely affect the market price of Camber’s common stock.

Additionally, as discussed above, Camber agreed pursuant to the June 2020 Purchase Agreement that if the merger does not close by the required date approved by the parties thereto (December 31, 2020), Camber is required, at Discover’s option in its sole and absolute discretion, to immediately repurchase from Discover all then outstanding Series C Preferred Stock shares acquired by Discover pursuant to the June 2020 Purchase Agreement, by paying to Discover 110% of the aggregate Face Value of all such shares (the “Repurchase Requirement”), which totals $6,930,000.

The total number of shares of common stock currently issuable in connection with this proposal is approximately 27,647,340, which consists of (i) 38,769 shares of common stock issuable upon conversion of the Series C Preferred Stock, and (ii) approximately 27,608,571 additional shares of common stock that Camber may issue, at its sole discretion in lieu of cash, as conversion premiums or in payment of interest or dividends on such Series C Preferred Stock, assuming the payment of dividends on the Series C Preferred Stock solely in shares of common stock, for a period of seven years, which is the maturity date of each of the securities, and not taking into account any decrease in the trading price of Camber’s common stock subsequent to the date hereof. The number of additional shares of common stock that Camber may issue as conversion premiums or in payment of dividends is dependent on the dividend rate and conversion premium rate which can range from 0% to 24.95% (or up to 34.95% upon a trigger event) depending on Camber’s underlying stock price at the time of conversion or maturity and assuming no trigger event has occurred, and which percentage is currently 24.95%, and is subject to true-ups in the event the price of its common stock decreases from the date of conversion through the applicable Measuring Period (defined and discussed below under “Description of Capital – Preferred Stock – Series C Redeemable Convertible Preferred Stock”, beginning on page 226). For purposes of the dividend and conversion premium calculations in the preceding sentences, Camber (i) assumed the dividend rate and conversion premium rate to be 24.95% per annum, and (ii) estimated, solely for the purposes of such hypothetical calculation, $0.3985 to be 95% of the average of the lowest 5 individual daily volume weighted average prices during the period from February 3, 2020, to the conversion date, not to exceed 100% of the lowest sales prices on the last day of such period, less $0.05 per share of common stock (or $0.95 per share)(the “VWAP Measurement”) with respect to the Series C Preferred Stock. If the VWAP Measurement is, in any case, an amount less than the amount assumed in the preceding sentences and/or the interest rate, dividend rate and conversion premium rate is, in any case, higher than the rate assumed in the preceding sentences, or in the event the trading price of its common stock decreases from the date of issuance through the applicable Measurement Period, additional shares of common stock will be issuable, which may cause substantial dilution to existing stockholders. Because the beginning date for the Measuring Period for all outstanding shares of Series C Preferred Stock is February 3, 2020, the conversion price of the conversion premiums on such Series C Preferred Stock will never be above approximately $0.3985 per share (as adjusted for the reverse stock split, if approved and implemented)(the current estimated lowest conversion price in the period from February 3, 2020 to the date of this joint proxy statement/prospectus), regardless of the actual trading price of Camber’s common stock.

The total maximum number of shares of common stock issuable in connection with this proposal is 11,002,988,769, which consists of (i) 38,769 shares of common stock issuable upon conversion of the Series C Preferred Stock, and (ii)  11,002,950 additional shares of common stock issuable as conversion premiums on such Series C Preferred Stock, assuming the payment of dividends on the Series C Preferred Stock solely in shares of common stock, for a period of seven years, which is the maturity date of each of the securities, and assuming that the applicable conversion price of the conversion premiums due pursuant to the terms of the Series C Preferred Stock is equal to, or less than, the par value of Camber’s common stock, $0.001 per share, which is the lowest legally allowed conversion price for such Series C Preferred Stock conversion premiums, which lower limit on conversions is not subject to adjustment in connection with the proposed reverse stock split.

Risks Relating to the Series C Preferred Stock

Risks relating to Camber’s Series C Preferred Stock are discussed above under “Risk Factors – Risks Relating to Camber’s Series C Preferred Stock”, beginning on page 52.

Interests of Directors, Officers and Affiliates

None of Camber’s current directors, officers or affiliates has an interest in the Series C Preferred Stock.

Registration Rights

Camber has agreed to provide piggy back registration rights for the resale of the shares of common stock issuable upon conversion of the Series C Preferred Stock. Upon such registration, these shares will be freely tradable in the public market without restriction (other than restrictions imposed on any affiliates of Camber).

Consequences of Not Approving this Proposal

If Camber does not obtain stockholder approval of this proposal at the special meeting, Camber may choose to seek stockholder approval of this proposal again at a later date, or may be required to redeem the Series C Preferred Stock sold in June 2020 at maturity for cash, which Camber estimate would total approximately $17.2 million (if redeemed prior to maturity).

Recommendation of Camber’s Board

Camber’s board has unanimously determined that the issuance of shares of common stock upon the conversion of the Series C Preferred Stock (including shares issuable for dividends and conversion premiums thereon) is fair to, and advisable and in the best interests of, Camber and its stockholders. Camber’s Board unanimously recommends that stockholders vote “FOR” the issuance of such number of shares of common stock exceeding 19.99% of its outstanding common stock, issuable upon conversion of the 630 shares of Series C Preferred Stock sold under the June 2020 Purchase Agreement, including shares issuable for dividends and conversion premiums thereon, which includes the potential issuance of 20% or more of our outstanding shares of common stock as of the June 22, 2020 date that the June 2020 Purchase Agreement was entered into between us and Discover (i.e., over 20% of the 11,721,729 shares outstanding as of June 22, 2020), and ratification of the terms of such June 2020 Purchase Agreement.

The Camber board recommends a vote “FOR” the Camber Series C Preferred Stock proposal.

Proposal 4: Camber Charter Amendment Proposal

In connection with the merger, Camber is asking its stockholders to approve an amendment to the Camber charter to increase the number of authorized shares of Camber common stock from 25 million to 250 million shares, effective only upon the completion of the merger. The increase will be affected by the filing of a Certificate of Amendment to Camber’s Articles of Incorporation in substantially the form of Annex E to this joint proxy statement/prospectus, which is subject to non-material technical, administrative or similar changes and modifications in order to comply with Nevada law. Camber stockholders should read the proposed amendment to the Camber charter in its entirety.

While one of the reasons for seeking approval of the increase in authorized shares of common stock is to allow Camber to be able to complete the merger, the board of directors reserves the right to affect the increase in authorized shares of common stock, if approved by Camber stockholders, even if the merger does not close and/or is terminated.

The Camber board approved and recommends that the Camber stockholders adopt the amendment to the Camber charter.

The Camber board recommends a vote “FOR” the Camber charter amendment proposal.

Proposal 5: Camber Reverse Split Proposal

The Camber board of directors has approved and has recommended that the Camber stockholders approve a proposal to authorize Camber’s board of directors to effect a reverse stock split of all of its outstanding common stock at a ratio of between one-for-five and one-for-twenty-five (the “reverse split exchange ratio”), with the Camber board of directors having the discretion as to whether or not the reverse split is to be effected, and with the exact reverse split exchange ratio of any reverse split to be set at a whole number within the above range as determined by the Camber board of directors in its sole discretion (the “reverse stock split”). The proposal provides that the board of directors of Camber will have sole discretion to elect, at any time prior to or concurrently with, the merger, as it determines to be in Camber’s best interest, with the approval of Viking, whether or not to effect the reverse stock split, and, if so, the number of Camber shares of common stock within the reverse split exchange ratio which will be combined into one share of Camber’s common stock.

The reverse stock split will be implemented by the Camber board of directors, if the Camber reverse split proposal is approved by the Camber stockholders, in order for the combined company to meet the initial listing requirements of the NYSE American. Specifically, Camber and Viking currently anticipate that the NYSE American will determine that the merger constitutes, or will constitute, a “back-door listing”/“reverse merger” and as such, that Camber (and its common stock) will be required to qualify for initial listing on the NYSE American, pursuant to the applicable guidance and requirements of the NYSE as of the closing of the merger. One of the requirements for such initial listing approval (based on the listing standard that Camber anticipates meeting) is that Camber have a stock price above $3 per share.

The determination as to whether the reverse stock split will be affected and, if so, pursuant to which reverse split exchange ratio, will be based upon those market or business factors deemed relevant by the Camber board of directors at that time, including, but not limited to:

●          listing standards under the NYSE American;

●          existing and expected marketability and liquidity of the Camber common stock;

●          prevailing stock market conditions;

●          the historical trading price and trading volume of Camber’s common stock;

●          the then prevailing trading price and trading volume of Camber’s common stock and the anticipated impact of the reverse split on the trading market for Camber’s common stock;

●          the anticipated impact of the reverse split on Camber’s ability to raise additional financing;

●          business developments affecting Camber;

●          Camber’s actual or forecasted results of operations; and

●          the likely effect on the market price of Camber’s common stock.

The board of directors of Camber believes that stockholder approval granting the board discretion to set the actual exchange ratio within the range of the reverse split exchange ratio, rather than stockholder approval of a specified exchange ratio, provides Camber with maximum flexibility to react to then-current market conditions and volatility in the market price of Camber’s common stock in order to set an exchange ratio that is intended to result in a stock price in excess of $3.00 per share. If the Camber board of directors determines to implement the reverse stock split, Camber intends to issue a press release announcing the terms and effective date of the reverse stock split before it files the amendment with the Secretary of State of the State of Nevada.

If Camber’s board of directors determines that effecting the reverse stock split is in its best interest, the reverse stock split will become effective upon the filing of an amendment to Camber’s articles of incorporation with the Secretary of State of the State of Nevada. The form of the proposed amendment to Camber’s Articles of Incorporation to effect the reverse stock split will be in substantially the form as attached to this joint proxy statement/prospectus as Annex F (which assumes the amendment set forth in proposal 2 is approved)(the “Amendment”), which is subject to non-material technical, administrative or similar changes and modifications in order to comply with Nevada law. The Amendment filed thereby will set forth the number of shares to be combined into one share of Camber’s common stock within the limits set forth in this proposal, but will not have any effect on the number of shares of common stock or preferred stock then authorized (or the effects of the Camber charter amendment), the ability of Camber’s board of directors to designate preferred stock, the par value of Camber’s common or preferred stock, or any series of preferred stock previously authorized (except to the extent such reverse stock split adjusts the conversion ratio of such previously designated preferred stock).

Purpose of the Reverse Stock Split

The primary purpose of the reverse stock split will be to increase proportionately the per share trading price of Camber’s common stock. As discussed above, in the event the combined company is required to meet the initial listing requirements of the NYSE American for the Camber common stock to trade on the NYSE American, we anticipate that Camber’s common stock price will need to be above $3.00 per share. Approval of the Camber reverse split proposal will be necessary to provide the Camber board of directors the ability to affect the Camber reverse stock split in order to make sure that such minimum stock price is met upon closing of the merger.

Camber Board of Directors Discretion to Implement the Reverse Stock Split

If the Camber reverse stock proposal is approved by the Camber stockholders, the reverse stock split will be affected, if at all, only upon a determination by the board of directors of Camber that the reverse stock split is in the best interests of Camber and its stockholders. The board’s determination as to whether the reverse stock split will be affected and, if so, at which reverse split exchange ratio, will be based upon certain factors, including prevailing stock market conditions, trading prices of Camber’s common stock prior to such reverse stock split, the timing of closing the merger, the likely effect on the market price of Camber’s common stock, and the listing standards of the NYSE American. If the board does not act to implement the reverse stock split prior to closing the merger, the authorization granted by stockholders pursuant to this proposal would be deemed abandoned and without any further effect.

While one of the reasons for seeking approval of the reverse stock split is to allow Camber to be able to complete the merger, the board of directors reserves the right to affect the reverse stock split, if approved by Camber stockholders, even if the merger does not close and/or is terminated.

Effect of the Reverse Stock Split

If approved by Camber stockholders and implemented by the board of directors of Camber, as of the effective time of the Amendment, each issued and outstanding share of Camber’s common stock would immediately and automatically be reclassified and reduced into a fewer number of shares of Camber common stock, depending upon the reverse split exchange ratio selected by the board, which could range between one-for-five and one-for-twenty-five. As discussed in further detail below, Camber will not issue any fractional shares of Camber common stock in connection with the reverse stock split. Instead, holders of Camber common stock will have any fractional shares of Camber common stock which they would be due as a result of the reverse stock split rounded up to the nearest whole share.

Except to the extent that the reverse stock split would result in any stockholder having any fractional shares rounded up to the nearest whole share as a result of the reverse stock split, as described below, the reverse stock split will not:

●	affect any stockholder’s percentage ownership interest in Camber;

●	affect any stockholder’s proportionate voting power;

●	substantially affect the voting rights or other privileges of any stockholder; or

●	alter the relative rights of common stockholders, preferred stockholders, warrant holders or holders of equity compensation plan awards and options.

Depending upon the reverse split exchange ratio selected by the board of directors, the principal effects of the reverse stock split are:

●	the number of shares of common stock issued and outstanding will be reduced by a factor ranging between five and twenty-five, notwithstanding any rounding;

●	the per share exercise price will be increased by a factor between five and twenty-five, and the number of shares issuable upon exercise shall be decreased by the same factor, for all outstanding options, warrants and other convertible or exercisable equity instruments entitling the holders to purchase shares of Camber common stock;

●	the number of shares authorized and reserved for issuance under Camber’s existing equity compensation plans will be reduced proportionately; and

●	the conversion rates for holders of Camber’s preferred stock and other outstanding securities will be adjusted proportionately, subject to their terms.

Additionally, because the discounts set forth in Camber’s Series C Preferred Stock are provided in dollar amounts ($0.05 per share or $0.10 per share, depending on whether a trigger event under such Series C Preferred Stock has occurred)(and are adjusted in connection with stock splits), it is likely that any ratio of reverse stock split will result in the conversion price of the Series C Preferred Stock decreasing substantially. For example, a 1-for-10 reverse stock split would result in the discount to the VWAP being $0.50 per share ($0.05 x 10 = $0.50). As a result, there is a chance that the discount would exceed the VWAP conversion price (i.e., that the VWAP conversion price could fall below the adjusted discount price, e.g., in the example above, the VWAP conversion price falling to $0.50 per share or less, which would result in the conversion calculation equaling the lowest possible conversion price (par value)), which would result in the conversion price of the Series C Preferred Stock decreasing to $0.001 per share, the par value of Camber’s common stock. See also the risk factor entitled “Because the conversion discounts related to the conversion premiums payable in connection with the Series C Preferred Stock are fixed, and not based on percentages, the percentage of such discounts increase as Camber’s stock price declines.”, on page 56.

PRO FORMA EFFECTS OF A RANGE OF PROPOSED REVERSE STOCK SPLITS

As the exchange ratio has not yet been determined, the following illustrates the referenced minimum and maximum exchange ratios of 1-for-5 and 1-for-25, respectively, and what the Company believes is the most likely current approximate exchange ratio of 1-for-10, based on current market conditions:

		Common Equity Subsequent to Various
		Reverse Split Exchange Ratios
Equity Instruments Subject to Reverse Stock Split	Common Equity Prior to Reverse Split	1-for-5 (Minimum)	1-for-10*	1-for-25 (Maximum)
Shares of Camber common stock outstanding	25,000,000	5,000,000	2,500,000	1,000,000
Estimated Common Shares issued to Viking Common Stockholders in the merger	48,212,461	9,642,492	4,821,246	1,928,498
Estimated Common Shares issuable upon conversion of Camber Series A Preferred Stock issued upon closing of the merger	29,116,983	5,823,397	2,911,698	1,164,679
Common Shares issuable to holders of Camber Warrants upon exercise of such warrants	36	8	5	3
Estimated Common Shares issuable upon exercise of warrants assumed by Camber in connection with the merger	10,787,750	2,157,550	1,078,775	431,510
Estimated Common Shares issuable upon conversion of Viking Convertible Debt instruments assumed by Camber pursuant to the merger	11,682,701	2,336,540	1,168,270	467,308
Issuable upon conversion of Series C Preferred Stock, including issuable for conversion premiums thereon (1)	118,181,407	23,636,281	11,818,141	4,727,256
Total shares outstanding and reserved and required issuance upon conversion of outstanding convertible securities	242,981,338	48,596,268	24,298,135	9,719,254
The current number of shares of authorized common stock of Camber	25,000,000	25,000,000	25,000,000	25,000,000

Shares available for future issuance with current authorized common stock (Total shares outstanding and reserved and required issuance upon conversion of outstanding convertible securities minus authorized shares)	(217,981,338)	(23,596,268)	701,865	15,280,746
Authorized shares of common stock assuming approval of Proposal No. 4 above	250,000,000	250,000,000	250,000,000	250,000,000
Shares available for future issuance assuming the approval of Proposal No. 4 (Total shares outstanding and reserved and required issuance upon conversion of outstanding convertible securities minus authorized shares after approval of Proposal No. 4)	7,018,662	201,403,732	225,701,865	240,280,746

* Based on the recent trading prices of Camber’s common stock, Camber believes this conversion ratio, or something similar, will be the most likely to be approved by the board of directors assuming the reverse stock proposal is approved.

(1) Based on recent trading prices of Camber’s common stock, the 2,693 currently outstanding shares of Series C Preferred Stock would, if converted in full, convert into approximately 118,181,407 shares of common stock (ignoring the 9.99% beneficial ownership limitation governing the Series C Preferred Stock). Because the beginning date for the Measuring Period for all outstanding shares of Series C Preferred Stock is February 3, 2020, the conversion price of the conversion premiums on such Series C Preferred Stock will never be above approximately $0.3985 per share (as adjusted for the reverse stock split, if approved and implemented)(the current estimated lowest conversion price in the period from February 3, 2020, to the date of this joint proxy statement/prospectus), regardless of the actual trading price of Camber’s common stock. Not including 15,348 shares of common stock (which are currently held in abeyance subject to Camber increasing its authorized shares of common stock).

Additionally, the below table sets forth (A) the weighted average exercise price of (i) outstanding warrants; and (ii) outstanding warrants to be assumed by Camber in the merger; (B) the conversion price of (i) outstanding convertible debt of Viking to be assumed by Camber in the merger; (ii) Camber’s Series C Preferred Stock; and (iii) the conversion premiums on Camber’s Series C Preferred Stock; and (C) the conversion ratio of the Series A Preferred Stock to be issued in the merger, as adjusted for estimated exchange ratio calculated based on Viking’s current fully-diluted shares (0.211528).

	Prior to Reverse Split	1-for-5 (Minimum)	1-for-10*	1-for-25 (Maximum)
Weighted Average Exercise Price of Outstanding Warrants of Camber	$38,232.64	$191,163.19	$382,326.39	$955,815.97

Weighted Average Exercise Price of Outstanding Warrants of Viking adjusted for post-merger conversion to Camber stock	$1.18	$5.90	$11.80	$29.50

Weighted Average Conversion Price of Viking Convertible Notes adjusted for post-merger conversion to Camber stock	$1.05	$5.25	$10.50	$26.25
Conversion Price of Camber Series C Preferred Stock (underlying shares)(1)	$162.50	$812.50	$1,625.00	$4,062.50
Estimated Conversion Price of Camber Series C Preferred Stock (Conversion Premiums)(2)	$0.3985	$1.99	$3.99	$9.96
Conversion Ratio of Camber Series A Preferred Stock (issuable in the merger)(X-for-1)	1,039	208	104	42

* Based on the recent trading prices of Camber’s common stock, Camber believes this conversion ratio, or something similar, will be the most likely to be approved by the board of directors assuming the reverse stock proposal is approved.

(1) The conversion price of the Series C Preferred Stock is $162.50 per share for the face amount of each share of Series C Preferred Stock ($10,000 per share).

(2) The Series C Preferred Stock also provides for conversion premiums, which initially accrued in the amount of 24.95% per annum and which increase or decrease subject to the terms of the Series C Preferred Stock, based on among other things, the trading price of Camber’s common stock, up to a maximum of 34.95% per annum, which are due upon conversion or repayment/redemption (where applicable) thereof, for the full seven year term of such securities, based on the face amount of such security. The conversion premium under the Series C Preferred Stock is payable and the dividend rate under the Series C Preferred Stock is adjustable. Specifically, the conversion rate of such premiums and dividends equals 95% of the average of the lowest 5 individual daily volume weighted average prices during the Measuring Period, not to exceed 100% of the lowest sales prices on the last day of the Measuring Period, less $0.05 per share of common stock, unless a trigger event has occurred, in which case the conversion rate equals 85% of the lowest daily volume weighted average price during the Measuring Period, less $0.10 per share of common stock not to exceed 85% of the lowest sales prices on the last day of such Measuring Period, less $0.10 per share. Notwithstanding the above, in no event will the value of the common stock pursuant to the foregoing be below the par value per share of the common stock ($0.001). The “Measuring Period” is the period beginning, if no trigger event has occurred, 30 trading days, and if a trigger event has occurred, 60 trading days, before the applicable notice has been provided regarding the exercise or conversion of the applicable security (provided that the parties have contractually agreed that the Measuring Period for all outstanding shares of Series C Preferred Stock begins on February 3, 2020), and ending, if no trigger event has occurred, 30 trading days, and if a trigger event has occurred, 60 trading days, after the applicable number of shares stated in the initial exercise/conversion notice have actually been received into the Series C Preferred Stock holder’s designated brokerage account in electronic form and fully cleared for trading.

If the reverse stock split is implemented, the Amendment will not reduce the number of shares of Camber’s common stock or preferred stock authorized under its Articles of Incorporation (including as a result of the Camber charter amendment proposal), as amended, the right of its board of directors to designate preferred stock, the par value of Camber’s common or preferred stock, or otherwise affect Camber’s designated series of preferred stock, except to affect the exchange ratio thereof.

Camber’s common stock is currently registered under Section 12(b) of the Exchange Act, and Camber is subject to the periodic reporting and other requirements thereof. Camber does not have any intention to seek any change in its status as a reporting company under the Exchange Act either before or after the reverse stock split.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified (based on the final reverse split exchange ratio), will be entitled to have their fractional shares rounded up to the nearest whole share.

Effective Time of the Reverse Stock Split

The effective time for the reverse stock split will be the date on which Camber files the Amendment with the office of the Secretary of State of the State of Nevada or such later date and time as specified in the Amendment, provided that the effective date must occur prior to or concurrently with, the merger.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Camber stockholders approve the reverse stock split, and if the Camber board of directors believes that a reverse stock split is in the best interests of Camber and its stockholders, Camber will file the amendment to the Certificate of Incorporation with the Secretary of State of the State of Nevada at such time as the Camber board of directors has determined to be the appropriate split effective time. The amendment filed thereby will contain the final reverse split exchange ratio selected by the Camber board of directors within the limits set forth in this proposal to be combined and reclassified into one share of Camber common stock. The Camber board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the split effective time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, stockholders will be notified that the reverse stock split has been affected. Camber expects that the Camber transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent stock certificates representing pre-split shares in exchange for stock certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Camber. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares.

STOCKHOLDERS OF CAMBER SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATE(S) UNLESS REQUESTED TO DO SO

No Going-Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed reverse stock split, Camber’s board of directors does not intend for the reverse stock split to be the first step in a “going-private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Accounting Matters

The reverse stock split will not affect the par value of Camber’s common stock ($0.001 per share). However, at the effective time of the reverse stock split, the stated capital attributable to common stock on Camber’s balance sheet will be reduced proportionately based on the reverse split exchange ratio (including a retroactive adjustment of prior periods), and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. Reported per share net income or loss would be expected to be proportionally higher because there will be fewer shares of Camber’s common stock outstanding.

Appraisal Rights

Under the Nevada Revised Statutes, Camber stockholders are not entitled to appraisal rights with respect to the reverse stock split.

Certain Risks Associated with the Reverse Stock Split

Before voting on this proposal, you should consider the following risks associated with the implementation of the reverse stock split:

●	The price per share of Camber’s common stock after the reverse stock split may not reflect the reverse split exchange ratio implemented by the board of directors of Camber and the price per share following the effective time of the reverse stock split may not be maintained for any period of time following the reverse stock split. For example, based on the closing price of Camber’s common stock on [●], 2020 of $[●] per share, if the reverse stock split was implemented at a reverse split exchange ratio of 1-for-10, there can be no assurance that the post-split trading price of Camber’s common stock would be $[●] or even that it would remain above the pre-split trading price. Accordingly, the total market capitalization of Camber’s common stock following a reverse stock split may be lower than before the reverse stock split.

●	There is no assurance that following the reverse stock split that combined company will, to the extent required, meet the initial listing criteria for companies trading on the NYSE American, which could cause Camber’s common stock to be delisted or subject to delisting.

●	The trading liquidity of Camber’s common stock could be adversely affected by the reduced number of shares outstanding after the reverse stock split.

●	If a reverse stock split is implemented by the board of directors, some stockholders may consequently own less than 100 shares of common stock. A purchase or sale of less than 100 shares (an “odd lot” transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers. Therefore, those stockholders who own fewer than 100 shares following the reverse stock split may be required to pay higher transaction costs if they should then determine to sell their shares of Camber’s common stock.

●	Because the discounts set forth in Camber’s Series C Preferred Stock are provided in dollar amounts ($0.05 per share or $0.10 per share, depending on whether a trigger event under such Series C Preferred Stock has occurred) and adjusted in connection with stock splits, any ratio of reverse stock split will result in the conversion price of the Series C Preferred Stock decreasing significantly, and could result in such ultimate conversion price decreasing to the par value of the common stock ($0.001 per share), if the adjusted discount is ultimately more than the post-split trading price of Camber’s common stock, as has occurred previously in the past. See also the risk factor entitled “Because the conversion discounts related to the conversion premiums payable in connection with the Series C Preferred Stock are fixed, and not based on percentages, the percentage of such discounts increase as Camber’s stock price declines.”, on page 55.

Potential Anti-Takeover Effect

The increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of Camber’s board or contemplating a tender offer or other transaction for Camber’s combination with another company). However, the Camber reverse split proposal is not being proposed in response to any effort of which we are aware to accumulate shares of Camber’s common stock or obtain control of Camber, nor is it part of a plan by management to recommend a series of similar amendments to Camber’s board or stockholders, other than in connection with the merger.

Federal Income Tax Consequences of the Reverse Stock Split

A summary of the federal income tax consequences of the proposed reverse stock split to individual stockholders of Camber is set forth below. It is based upon present federal income tax law, which is subject to change, possibly with retroactive effect. The discussion is not intended to be, nor should it be relied on as, a comprehensive analysis of the tax issues arising from or relating to the proposed reverse stock split. In addition, Camber has not requested and will not seek an opinion of counsel or a ruling from the Internal Revenue Service regarding the federal income tax consequences of the proposed reverse stock split. Accordingly, stockholders are advised to consult their own tax advisors for more detailed information regarding the effects of the proposed reverse stock split on them under applicable federal, state, local and foreign income tax laws.

●	Camber believes that the reverse stock split will be a tax-free recapitalization for federal income tax purposes. Accordingly, a stockholder will generally not recognize any gain or loss as a result of the receipt of the post-reverse split common stock pursuant to the reverse stock split. However, a stockholder who receives a “round up” from a fractional share to a whole share may have a tax event based on the value of the “rounded up” share provided to the stockholder. Camber believes such tax event will be minimal or insignificant for most stockholders.

●	The shares of post-reverse split common stock in the hands of a stockholder will have an aggregate basis for computing gain or loss equal to the aggregate basis of the shares of pre-reverse split common stock held by that stockholder immediately prior to the reverse stock split.

●	A stockholder’s holding period for the post-reverse split common stock will include the holding period of the pre-reverse split common stock exchanged.

HOLDERS OF CAMBER COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

The reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a United States Holder of Camber common stock generally should not recognize gain or loss upon the reverse stock split. A United States Holder’s aggregate tax basis in the shares of Camber common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the Camber common stock surrendered, and such United States Holder’s holding period in the shares of Camber common stock received should include the holding period in the shares of Camber common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Camber common stock surrendered to the shares of Camber common stock received in a recapitalization pursuant to the reverse stock split. United States Holders of shares of Camber common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Recommendation of the Board of Directors

The Camber board of directors recommends that you vote “FOR” the amendment to Camber’s Articles of Incorporation and the authorization of the board of Camber, without further stockholder approval, to amend Camber’s Articles of Incorporation, at any time prior to the closing of the merger, or concurrently therewith, to effect a reverse stock split of Camber’s outstanding common stock in a ratio of between one-for-five and one-for-twenty-five, with all fractional shares resulting from the Reverse Stock split rounded up to the nearest whole share.

Vote Required

The approval of this proposal requires the affirmative vote of the holders of a majority of the shares eligible to be voted at the Camber special meeting, in person or by proxy. As a result, abstentions will have the same effect as votes against this proposal. For the approval of this Proposal, you may vote “FOR” or “AGAINST” or abstain from voting.

Proposal 6: Camber Equity Plan Proposal

On [●], 2020, Camber’s board of directors adopted Camber’s 2020 Equity Incentive Plan, which we refer to as the 2020 equity plan, subject to stockholder approval at the Camber special meeting (i.e., such 2020 equity plan is not effective until adopted by the stockholders of Camber).

The following is a summary of the principal features of the 2020 equity plan. This summary does not purport to be a complete description of all of the provisions of the 2020 equity plan. It is qualified in its entirety by reference to the full text of the 2020 equity plan, as proposed to be ratified, which is included as Annex G to this joint proxy statement/prospectus.

General

The 2020 equity plan will provide an opportunity for any employee, officer, director or consultant of Camber, subject to limitations provided by federal or state securities laws, to receive (i) incentive stock options (to eligible employees only); (ii) nonqualified stock options; (iii) restricted stock; (iv) stock awards; (v) shares in performance of services; or (vi) any combination of the foregoing. In making such determinations, the Board may take into account the nature of the services rendered by such person, his or her present and potential contribution to Camber’s success, and such other factors as the Board in its discretion shall deem relevant.

Shares Available Under the 2020 equity plan; Evergreen Provision

Subject to adjustment in connection with the payment of a stock dividend, a stock split or subdivision or combination of the shares of common stock, or a reorganization or reclassification of Camber’s common stock, the aggregate number of shares of common stock which may be issued pursuant to awards under the 2020 equity plan is the sum of (i) [●] ([●]) shares, and (ii) an annual increase on April 1st of each calendar year, beginning in 2021 and ending in 2030, in each case subject to the approval of the board of directors or the compensation committee of Camber on or prior to the applicable date, equal to the lesser of (A) four percent (4%) of the total shares of common stock of Camber outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by the board of directors or Compensation Committee (the “Share Limit”), also known as an “evergreen” provision. Notwithstanding the foregoing, shares added to the Share Limit are available for issuance as incentive stock options only to the extent that making such shares available for issuance as incentive stock options would not cause any incentive stock option to cease to qualify as such. In the event that the board of directors or the Compensation Committee does not take action to affirmatively approve an increase in the Share Limit on or prior to the applicable date provided for under the plan, the Share Limit remains at its then current level. Notwithstanding the above, no more than [●] incentive stock options may be granted pursuant to the terms of the 2020 equity plan.

 If an award granted under the 2020 equity plan entitles a holder to receive or purchase shares of Camber’s common stock, then on the date of grant of the award, the number of shares covered by the award (or to which the award relates) will be counted against the total number of shares available for granting awards under the 2020 equity plan. As a result, the shares available for granting future awards under the 2020 equity plan will be reduced as of the date of grant. However, certain shares that have been counted against the total number of shares authorized under the 2020 equity plan in connection with awards previously granted under such 2020 equity plan will again be available for awards under the 2020 equity plan as follows: shares of Camber’s common stock covered by an award or to which an award relates which were not issued because the award terminated or was forfeited or cancelled without the delivery of shares will again be available for awards.

In no event, however, may common stock that is surrendered or withheld to pay the exercise price of a stock option or to satisfy tax withholding requirements be available for future grants under the 2020 equity plan. In addition, shares of common stock related to awards that expire, are forfeited or cancelled or terminate for any reason without the issuance of shares shall not be treated as issued pursuant to the 2020 equity plan.

The shares available for awards under the 2020 equity plan will be authorized but unissued shares of Camber’s common stock or shares acquired in the open market or otherwise.

Administration

Camber is the issuer (manager) of the 2020 equity plan. The 2020 equity plan is administered by either (a) the Compensation Committee; or (b) the entire board of directors of Camber, as determined from time to time by the board of directors (the “Administrator”). The Administrator has the exclusive right to interpret and construe the 2020 equity plan, to select the eligible persons who shall receive an award, and to act in all matters pertaining to the grant of an award and the determination and interpretation of the provisions of the related award agreement, including, without limitation, the determination of the number of shares subject to stock options and the option period(s) and option price(s) thereof, the number of shares of restricted stock or shares subject to stock awards or performance shares subject to an award, the vesting periods (if any) and the form, terms, conditions and duration of each award, and any amendment thereof consistent with the provisions of the 2020 equity plan.

On or after the date of grant of an award under the 2020 equity plan, the Administrator may (i) accelerate the date on which any such award becomes vested, exercisable or transferable, as the case may be, (ii) extend the term of any such award, including, without limitation, extending the period following a termination of a participant’s employment during which any such award may remain outstanding, or (iii) waive any conditions to the vesting, exercisability or transferability, as the case may be, of any such award; provided, that the Administrator shall not have any such authority to the extent that the grant of such authority would cause any tax to become due under Section 409A of the Code.

Eligibility

Employees, non-employee directors, and consultants of Camber and its subsidiaries are eligible to participate in the 2020 equity plan. Incentive stock options may be granted under the 2020 equity plan only to employees of Camber and its affiliates. Employees, directors and consultants of Camber and its affiliates are eligible to receive all other types of awards under the 2020 equity plan.

No awards are issuable by Camber under the 2020 equity plan (a) in connection with services associated with the offer or sale of securities in a capital-raising transaction; or (b) where the services directly or indirectly promote or maintain a market for Camber’s securities.

Option Terms

Stock options may be granted by the Administrator and may be either non-qualified (non-statutory) stock options or incentive stock options. The Administrator, in its sole discretion, determines the exercise price of any options granted under the Plan which exercise price is set forth in the agreement evidencing the option, provided however that at no time can the exercise price be less than the $0.001 par value per share of Camber’s common stock. Stock options are subject to the terms and conditions, including vesting conditions, set by the Administrator (and incentive stock options are subject to further statutory restrictions that will be set forth in the grant agreement for those options). The exercise price for all stock options granted under the 2020 equity plan will be determined by the Administrator, except that no incentive stock options can be granted with an exercise price that is less than 100% of the fair market value of Camber’s common stock on the date of grant. Further, stockholders who own greater than 10% of Camber’s voting stock will not be granted incentive stock options that have an exercise price less than 110% of the fair market value of Camber’s common stock on the date of grant.

The term of all stock options granted under the 2020 equity plan will be determined by the Administrator, but the term of an incentive stock option may not exceed 10 years (five years for incentive stock options granted to stockholders who own greater than 10% of Camber’s voting stock). Each stock option gives the grantee the right to receive a number of shares of Camber’s common stock upon exercise of the stock option and payment of the exercise price. The exercise price may be paid in cash or if approved by the Administrator, shares of Camber’s common stock. The Administrator may also permit other ways for a grantee to pay the exercise price.

Options granted under the 2020 equity plan may be exercisable in cumulative increments, or “vest,” as determined by the Administrator. The Administrator has the power to accelerate the time as of which an option may vest or be exercised.

A recipient may not transfer an incentive stock option otherwise than by will or by the laws of descent and distribution. During the lifetime of the recipient, only the recipient may exercise an option. The Administrator may grant non-statutory stock options that are transferable to the extent provided in the applicable written agreement.

Incentive stock options granted under the 2020 equity plan are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code. Nonqualified (non-statutory stock options) granted under the 2020 equity plan are not intended to qualify as incentive stock options under the Code.

Terms of Restricted Stock Awards and Stock Awards

The Administrator may issue shares of restricted stock under the 2020 equity plan as a grant or for such consideration, including services, and, subject to the Sarbanes-Oxley Act of 2002, promissory notes, as determined in its sole discretion. Restricted shares are shares of Camber’s common stock that may (but are not required to be) forfeitable until the applicable restrictions lapse. The Administrator will determine the restrictions for each award and the restrictions may be based on the passage of time or the achievement of specific performance goals. If the performance goals are not achieved or the restrictions do not lapse within the time period provided in the award agreement, the grantee will forfeit his or her restricted shares. Unless the Administrator determines otherwise, a grantee will have stockholder rights with respect to his or her restricted shares, including the right to vote the shares and receive dividends on them. Any stock dividends on restricted shares are subject to the same restrictions that apply to those restricted shares. Generally, in the event a recipient’s employment or service with Camber terminates, any or all of the shares of common stock held by such recipient that have not vested as of the date of termination under the terms of the restricted stock agreement may be forfeited to Camber in accordance with such restricted stock agreement.

The Administrator determines how any awards granted under the 2020 equity plan will vest.

Additionally, common stock may be issued as stock awards or performance shares pursuant to the 2020 equity plan without vesting restrictions or with such restrictions as determined by the Administrator in its sole discretion.

Rights to acquire shares of common stock under the restricted stock purchase or grant agreement are transferable by the recipient only upon such terms and conditions as are set forth in the restricted stock agreement, as the Administrator may determine in its discretion, so long as shares of common stock awarded under the restricted stock agreement remain subject to the terms of such agreement.

Terms of Performance Shares

The Administrator, in its sole discretion, may from time to time award performance shares to eligible persons as an incentive for the performance of future services that will contribute materially to the successful operation of Camber. The Administrator determines the terms and conditions of any award of performance shares, which shall be set forth in the related award agreement, including without limitation: (a) the purchase price, if any, to be paid for such performance shares, which may be zero, subject to such minimum consideration as may be required by applicable law; (b) the performance period (the “Performance Period”) and/or performance objectives (the “Performance Objectives”) applicable to such awards; (c) the number of performance shares that shall be paid to the participant if the applicable Performance Objectives are exceeded or met in whole or in part; and (d) the form of settlement of a performance share. Each performance share shall have a value equal to the fair market value of a share of common stock.

Performance Periods may overlap, and participants may participate simultaneously with respect to performance shares for which different Performance Periods are prescribed. Performance Objectives may vary from participant to participant and between awards and shall be based upon such performance criteria or combination of factors as the Administrator may deem appropriate, including, but not limited to, minimum earnings per share or return on equity. If during the course of a Performance Period there shall occur significant events which the Administrator expects to have a substantial effect on the applicable Performance Objectives during such period, the Administrator may revise such Performance Objectives.

In the sole discretion of the Administrator and as set forth in the award agreement for an award of performance shares, all performance shares held by a participant and not earned shall be forfeited by the participant upon the participant’s termination of service with Camber. Notwithstanding the foregoing, unless otherwise provided in an award agreement with respect to an award of performance shares, in the event of the death, disability or retirement of a participant during the applicable Performance Period, or in other cases of special circumstances (including hardship or other special circumstances of a participant whose employment is involuntarily terminated), the Administrator may determine to make a payment in settlement of such performance shares at the end of the Performance Period, based upon the extent to which the Performance Objectives were satisfied at the end of such period and pro-rated for the portion of the Performance Period during which the participant was employed by Camber or an affiliate; provided, however, that the Administrator may provide for an earlier payment in settlement of such performance shares in such amount and under such terms and conditions as the Administrator deems appropriate or desirable.

The settlement of a performance share shall be made in cash, whole shares of common stock or a combination thereof and shall be made as soon as practicable after the end of the applicable Performance Period. Notwithstanding the foregoing, the Administrator in its sole discretion may allow a participant to defer payment in settlement of performance shares on terms and conditions approved by the Administrator and set forth in the related award agreement entered into in advance of the time of receipt or constructive receipt of payment by the participant.

Performance shares shall not be transferable by the participant. The Administrator has the authority to place additional restrictions on the Performance Shares including, but not limited to, restrictions on transfer of any shares of common stock that are delivered to a participant in settlement of any performance shares.

Tax Withholding Adjustments

To the extent provided by the terms of an option or other award, a participant may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option, or award by a cash payment upon exercise, or in the discretion of the Administrator, by authorizing Camber to withhold a portion of the stock otherwise issuable to the participant, by delivering already-owned shares of Camber’s common stock or by a combination of these means.

Termination of Service

With respect to incentive stock options granted under the 2020 equity plan, unless the applicable award agreement provides otherwise, in the event of a grantee’s termination of service due to his or her death or disability, that the grantee’s stock options will vest in their entirety and remain exercisable until one year after such termination of service (but not beyond the original term of the stock option); and thereafter, all stock options will be cancelled and forfeited to Camber. Except as set forth above, the incentive stock options shall lapse and cease to be exercisable upon the termination of service of an employee or director as defined in the 2020 equity plan, or within such period following a termination of service as shall have been determined by the Administrator and set forth in the related award agreement; provided, further, that such period shall not exceed the period of time ending on the date three (3) months following a termination of service.

Non-incentive stock options are governed by the related award agreements and have such terms as determined by the Administrator.

In the sole discretion of the Administrator, all shares of restricted stock held by a participant and still subject to restrictions shall be forfeited by the participant upon the participant’s termination of service and shall be reacquired, canceled and retired by Camber. Notwithstanding the foregoing, unless otherwise provided in an award agreement with respect to an award of restricted stock, in the event of the death, disability or retirement of a participant during the restriction period, or in other cases of special circumstances (including hardship or other special circumstances of a participant whose employment is involuntarily terminated), the Administrator may elect to waive in whole or in part any remaining restrictions with respect to all or any part of such participant’s restricted stock, if it finds that a waiver would be appropriate.

Duration; Termination of the 2020 equity plan

The 2020 equity plan will automatically terminate on the 10th anniversary of original approval date of the 2020 equity plan ([●], 2030). However, prior to that date, Camber’s board of directors may amend or terminate the 2020 equity plan as it deems advisable, but it cannot adopt an amendment if it would (1) without a grantee’s consent, materially and adversely affect that grantee’s award; or (2) without stockholder approval, increase the number of shares of Camber’s common stock that can be awarded under the 2020 equity plan.

Camber’s board of directors may submit any other amendment to the 2020 equity plan for stockholder approval if it concludes that stockholder approval is otherwise advisable.

Effect of Certain Corporate Events

Adjustments. In the event of (1) changes in the outstanding stock or in the capital structure of Camber by reason of stock or extraordinary cash dividends, stock splits, reverse stock splits, recapitalization, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any award or (2) any change in applicable laws or any change in circumstances that results in, or would result in, any substantial dilution or enlargement of the rights granted to, or available for, grantees, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the 2020 equity plan, the Administrator will adjust or substitute awards as it determines equitable.

Change of Control Treatment. Upon the occurrence of:

           (i)             the adoption of a plan of merger or consolidation of Camber with any other corporation or association as a result of which the holders of the voting capital stock of Camber as a group would receive less than 50% of the voting capital stock of the surviving or resulting corporation;

           (ii)            the approval by the Board of Directors of an agreement providing for the sale or transfer (other than as security for obligations of Camber) of substantially all of the assets of Camber; or

           (iii)           in the absence of a prior expression of approval by the Board of Directors, the acquisition of more than 20% of Camber’s voting capital stock by any person within the meaning of Rule 13d-3 under the Securities Act of 1933, as amended (other than Camber or a person that directly or indirectly controls, is controlled by, or is under common control with, Camber); and unless otherwise provided in the award agreement with respect to a particular award, all outstanding stock options shall become immediately exercisable in full, subject to any appropriate adjustments, and shall remain exercisable for the remaining option period, regardless of any provision in the related award agreement limiting the ability to exercise such stock option or any portion thereof for any length of time. All outstanding performance shares with respect to which the applicable performance period has not been completed shall be paid out as soon as practicable; and all outstanding shares of restricted stock with respect to which the restrictions have not lapsed shall be deemed vested and all such restrictions shall be deemed lapsed and the restriction period ended.

Additionally, after the merger of one or more corporations into Camber, any merger of Camber into another corporation, any consolidation of Camber and one or more corporations, or any other corporate reorganization of any form involving Camber as a party thereto and involving any exchange, conversion, adjustment or other modification of the outstanding shares of the common stock, each participant shall, at no additional cost, be entitled, upon any exercise of such participant’s stock option, to receive, in lieu of the number of shares as to which such stock option shall then be so exercised, the number and class of shares of stock or other securities or such other property to which such participant would have been entitled to pursuant to the terms of the agreement of merger or consolidation or reorganization, if at the time of such merger or consolidation or reorganization, such participant had been a holder of record of a number of shares of common stock equal to the number of shares as to which such stock option shall then be so exercised.

Federal Income Tax Consequences

The following is a summary of the principal United States federal income tax consequences to the recipient and Camber with respect to participation in the 2020 equity plan.  This summary is not intended to be exhaustive and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Incentive Stock Options

There will be no federal income tax consequences to either Camber or the recipient upon the grant of an incentive stock option.  Upon exercise of the option, the excess of the fair market value of the stock over the exercise price, or the “spread,” will be added to the alternative minimum tax base of the recipient unless a disqualifying disposition is made in the year of exercise.  A disqualifying disposition is the sale of the stock prior to the expiration of two years from the date of grant and one year from the date of exercise.  If the shares of common stock are disposed of in a disqualifying disposition, the recipient will realize taxable ordinary income in an amount equal to the spread at the time of exercise, and Camber will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a federal income tax deduction equal to such amount.  If the recipient sells the shares of common stock after the specified periods, the gain or loss on the sale of the shares will be long-term capital gain or loss and Camber will not be entitled to a federal income tax deduction.

Non-statutory Stock Options and Restricted Stock Awards

Non-statutory stock options and restricted stock awards granted under the 2020 equity plan generally have the following federal income tax consequences.

There are no tax consequences to the participant or Camber by reason of the grant.  Upon acquisition of the stock, the recipient will recognize taxable ordinary income equal to the excess, if any, of the stock’s fair market value on the acquisition date over the purchase price.  However, to the extent the stock is subject to “a substantial risk of forfeiture” (as defined in Section 83 of the Code), the taxable event will be delayed until the forfeiture provision lapses unless the recipient elects to be taxed on receipt of the stock by making a Section 83(b) election within 30 days of receipt of the stock.  If such election is not made, the recipient generally will recognize income as and when the forfeiture provision lapses, and the income recognized will be based on the fair market value of the stock on such future date.  On that date, the recipient’s holding period for purposes of determining the long-term or short-term nature of any capital gain or loss recognized on a subsequent disposition of the stock will begin.  If a recipient makes a Section 83(b) election, the recipient will recognize ordinary income equal to the difference between the stock’s fair market value and the purchase price, if any, as of the date of receipt and the holding period for purposes of characterizing as long-term or short-term any subsequent gain or loss will begin at the date of receipt.

Potential Limitation on Company Deductions

Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain senior executives of Camber (a “covered employee”) in a taxable year to the extent that compensation to such employees exceeds $1,000,000.  It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from Camber, may cause this limitation to be exceeded in any particular year.

Modification of Awards under the 2020 equity plan

The Board is permitted to amend the terms and provisions of outstanding awards if the amended terms and provisions would have been permissible when the award was granted, including extensions of the exercise period and acceleration of the vesting schedule of such awards. However, no such action may (1) materially and adversely affect the rights of any grantee with respect to outstanding awards without his or her written consent or (2) cause an award intended to qualify as performance-based compensation under Section 162(m) of the Code to cease being qualified as that type of compensation.

Additionally, notwithstanding anything to the contrary in the 2020 equity plan, Camber may reprice any stock option granted under the plan without the approval of the stockholders of Camber. For this purpose, “reprice” means (i) any of the following or any other action that has the same effect: (A) lowering the exercise price of a stock option after it is granted, (B) any other action that is treated as a repricing under GAAP, or (C) cancelling a stock option at a time when its exercise price exceeds the fair market value of the underlying common stock, in exchange for another stock option, restricted stock or other equity, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction; and (ii) any other action that is considered to be a repricing under formal or informal guidance issued by exchange or market on which Camber’s common stock then trades or is quoted.

In addition to, and without limiting the above, the Administrator may permit the voluntary surrender of all or a portion of any stock option granted under the plan to be conditioned upon the granting to the participant of a new stock option for the same or a different number of shares of common stock as the stock option surrendered, or may require such voluntary surrender as a condition precedent to a grant of a new stock option to such participant. Subject to the provisions of the plan, such new stock option shall be exercisable at such option price, during such option period and on such other terms and conditions as are specified by the Administrator at the time the new stock option is granted. upon surrender, the stock options surrendered shall be canceled and the shares of common stock previously subject to them shall be available for the grant of other stock options.

Awards planned under the 2020 equity plan

Upon the closing of the merger, all of the outstanding options of Viking will be reissued as Camber options, as awards under the 2020 equity plan, subject to equitable adjustments in connection with the merger/exchange ratio.

Additionally, while there are no current plans to issue such compensation at this time, it is possible that the Company’s current or future officers and directors may receive compensation under the 2020 equity plan upon the closing of the merger.

Vote required

The approval and adoption of the 2020 equity plan requires the affirmative vote of a majority of the votes cast on such proposal provided that a quorum exists at the Camber special meeting.  Broker non-votes and abstentions will have no effect on determining whether the affirmative vote constitutes a majority of the shares present or represented by proxy and voting on the proposal.  However, broker non-votes and abstentions could prevent the approval of this proposal because they do not count as affirmative votes. In order to minimize the number of broker non-votes, Camber encourages you to vote or to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the Notice.

If this proposal is not approved by Camber’s stockholders, the 2020 equity plan will not become effective. In that case the merger may not be able to close in the event the outstanding options of Viking cannot otherwise be assumed by Camber pursuant to the rules of the NYSE American.

The Camber board recommends a vote “FOR” the adoption of the 2020 equity plan.

Proposal 7: Camber Adjournment Proposal

The Camber special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Camber special meeting to approve the Camber share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Camber stockholders.

If, at the Camber special meeting, the number of shares of Camber common stock present or represented and voting in favor of the Camber share issuance proposal, Camber charter amendment proposal, Camber reverse split proposal, or the Camber equity plan proposal is insufficient to approve such proposals, Camber intends to move to adjourn the Camber special meeting in order to enable the Camber board to solicit additional proxies for approval of the Camber share issuance proposal, Camber charter amendment proposal, Camber reverse split proposal, or the Camber equity plan proposal, as applicable. In that event, Camber will ask Camber stockholders to vote upon the Camber adjournment proposal, but not the Camber share issuance proposal, the Camber charter amendment proposal, Camber reverse split proposal, or the Camber equity plan proposal. The chairperson of the Camber special meeting also has authority to adjourn the Camber special meeting.

In this proposal, Camber is asking Camber stockholders to authorize the holder of any proxy solicited by the Camber board on a discretionary basis to vote in favor of adjourning the Camber special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Camber stockholders who have previously voted, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Camber stockholders.

The Camber board recommends a vote “FOR” the Camber adjournment proposal.

THE VIKING SPECIAL MEETING

This section contains information for Viking stockholders about the special meeting that Viking has called to allow Viking stockholders to consider and vote on the merger agreement and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of Viking stockholders and a form of proxy card that the Viking board is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Meeting

The Viking special meeting will be held on [●], 2020 at [●], at [●] local time.

Matters to Be Considered

At the Viking special meeting, holders of Viking common stock and Viking Series C Preferred Stock will be asked to consider and vote upon the following proposals:

●	the Viking merger proposal;

●	the Viking charter amendment proposal;

●	the Viking reverse split proposal; and

●	the Viking adjournment proposal.

Recommendation of the Viking Board

The Viking board recommends that you vote “FOR” the Viking merger proposal, “FOR” the Viking charter amendment proposal, “FOR” the Viking reverse split proposal; and “FOR” the Viking adjournment proposal. See “The Merger—Viking’s Reasons for the Merger; Recommendation of the Viking Board” beginning on page 167 for a more detailed discussion of the Viking board’s recommendation.

Record Date and Quorum

The Viking board has fixed the close of business on [●], 2020 as the record date for determination of Viking stockholders entitled to notice of and to vote at the Viking special meeting. As of [●], 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were [●] shares of Viking common stock outstanding and 28,092 shares of Viking Series C Preferred Stock outstanding.

Holders of a majority of Vikings outstanding voting shares, on the record date must be present, either in person or by proxy, to constitute a quorum at the Viking special meeting. If you fail to submit a proxy or to vote in person at the Viking special meeting, your shares of Viking common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Each share of Viking common stock is entitled to one (1) vote on all matters properly submitted to holders of Viking common stock at the Viking special meeting. Each share of Viking Series C Preferred Stock is entitled to 4,900 votes on all matters properly submitted to the holders of Viking Series C Preferred Stock at the Viking special meeting.

As of [●], 2020 the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, Viking directors and executive officers and their affiliates owned and were entitled to vote approximately [●] shares of Viking common stock, representing [●] percent ([●]%) of the outstanding shares of Viking common stock, 28,902 shares of Viking Series C Preferred Stock, collectively representing 100% of the outstanding Viking Series C Preferred Stock, and 132,032,400 total voting shares, collectively representing [●]% of Viking’s total voting shares as of the Viking record date. We currently expect that Viking’s directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreements obligating them to do so.

Vote Required; Treatment of Abstentions and Failure to Vote

Viking merger proposal:

●	Vote required: Approval of the Viking merger proposal requires the affirmative vote of the holders of a majority of Viking’s outstanding voting shares entitled to vote on the Viking merger proposal.

●	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or to vote in person at the Viking special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Viking merger proposal, it will have the same effect as a vote “AGAINST” the Viking merger proposal.

Viking charter amendment proposal:

●	Vote required: Approval of the Viking charter amendment proposal requires the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Viking charter amendment proposal. Approval of this proposal is non-binding.

●	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Viking charter amendment proposal. If you fail to instruct your bank, broker or other nominee how to vote with respect to the Viking charter amendment proposal, your shares will not be deemed to be represented at the Viking special meeting, and it will have no effect on the Viking charter amendment proposal.

Viking reverse split proposal:

●	Vote required: Approval of the Viking reverse split proposal requires the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Viking reverse split proposal. Approval of this proposal is non-binding.

●	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Viking reverse split proposal. If you fail to instruct your bank, broker or other nominee how to vote with respect to the Viking reverse split proposal, your shares will not be deemed to be represented at the Viking special meeting, and it will have no effect on the Viking reverse split proposal.

Viking adjournment proposal:

●	Vote required: Approval of the Viking adjournment proposal requires the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Viking adjournment proposal.

●	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Viking adjournment proposal. If you fail to submit a proxy or to vote in person at the Viking special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Viking adjournment proposal, your shares will not be deemed to be represented at the Viking special meeting, and it will have no effect on the Viking adjournment proposal.

Attending the Special Meeting

Attendance at the special meeting will be limited to stockholders of Viking as of the record date and Viking’s invited guests. The proxy card is your admission ticket. When you arrive at the Viking special meeting, you will be asked to present photo identification, such as a driver’s license. If you want to vote your shares of Viking common stock or Viking Series C Preferred Stock held in nominee name in person, you must get a “legal proxy” in your name from the broker, bank or other nominee that holds your shares. You should indicate that you plan to attend the Viking special meeting when submitting your proxy card by checking the box under the caption “Meeting Attendance” on the proxy card. If you are a beneficial owner of Viking common stock or Viking Series C Preferred Stock held by a broker, bank or other nominee, or if you are a record holder and have not submitted your proxy card or did not indicate on your submitted proxy card that you plan to attend the Viking special meeting, please contact the office of the Corporate Secretary at Viking Energy Group, Inc., Suite 450, 15915 Katy Freeway, Houston, Texas, 77094 or via telephone at (281) 404-4387; to request an admission ticket. If you do not have an admission ticket, you must present proof of ownership in order to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership.

Proxies

A holder of shares of Viking common stock or Viking Series C Preferred Stock may vote by proxy or in person at the Viking special meeting. If you hold your shares in your name as a holder of record, to vote, you, as a holder of Viking shares, may use one of the following methods:

●	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

●	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

●	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

Viking requests that holders of Viking shares vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to Viking as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares represented by it will be voted at the Viking special meeting in accordance with the instructions contained on the proxy card.

If a holder’s shares are held in “street name” by a broker, bank or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet. Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the Viking special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting because you may change your vote at the meeting or revoke your proxy at any time before it is voted at the meeting.

Shares Held in Street Name

If your shares of Viking common stock or Viking Series C Preferred Stock are held in “street name” through a broker, bank or other nominee, you must instruct the broker, bank or other nominee on how to vote your shares. Your broker, bank or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank or other nominee.

You may not vote shares of Viking common stock or Viking Series C Preferred Stock held in “street name” by returning a proxy card directly to Viking or by voting in person at the Viking special meeting unless you provide a “legal proxy” giving you the right to vote the shares, which you must obtain from your broker, bank or other nominee. If you choose to vote your shares in person at the Viking special meeting, please bring proof of identification.

Further, brokers, banks or other nominees who hold shares on behalf of their customers may not give a proxy to Viking to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Viking special meeting.

Revocability of Proxies

If you are a holder of shares of Viking common stock or Viking Series C Preferred Stock of record, you may revoke your proxy at any time before it is voted by:

●	submitting a written notice of revocation to Viking’s corporate secretary;

●	granting a subsequently dated proxy;

●	voting by telephone or the Internet at a later time; or

●	attending in person and voting at the Viking special meeting.

If you hold your shares of Viking common stock or Viking Series C Preferred Stock through a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Attendance at the Viking special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Viking after the vote will not affect the vote. Viking’s corporate secretary’s mailing address is: Viking Energy Group, Inc., 15915 Katy Freeway, Suite 450, Houston, Texas, 77094, Attention: Corporate Secretary. If the Viking special meeting is postponed or adjourned, it will not affect the ability of holders of Viking common stock or Viking Series C Preferred Stock as of the record date to exercise their voting rights or to revoke any previously-granted proxy using the methods described above.

Delivery of Proxy Materials

As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to holders of Viking common stock and Viking Series C Preferred Stock residing at the same address, unless such holders of Viking common stock have notified Viking of their desire to receive multiple copies of the joint proxy statement/prospectus.

Viking will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of Viking common stock or Viking Series C Preferred Stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Camber’s Secretary, Robert Schleizer at Info@camber.energy, or at the following address or phone number: 1415 Louisiana, Suite 3500, Houston, Texas 77002 | (210) 998-4035 or Viking’s President, James Doris, at IR@vikingenergy.com or at the following address or phone number: 15915 Katy Freeway, Suite 450, Houston, TX 77094, or (281) 404-4387.

Solicitation of Proxies

Camber and Viking will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, Viking has retained [●] and estimates it will pay [●] a fee of approximately $[●] plus reimbursement of out-of-pocket expenses for [●]’s services. Viking and its proxy solicitor will also request banks, brokers and other intermediaries holding shares of Viking common stock and Viking Series C Preferred Stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Viking. No additional compensation will be paid to our directors, officers or employees for solicitation.

You should not send in any Viking stock certificates with your proxy card (or, if you hold your shares in “street name” your voting instruction card). If the merger closes, the exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to holders of Viking common stock as soon as practicable after completion of the merger.

Other Matters to Come Before the Viking Special Meeting

Viking management knows of no other business to be presented at the Viking special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Viking board’s recommendations.

Assistance

If you need assistance in voting or completing your proxy card, have questions regarding Viking’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact the Company’s Secretary, Robert Schleizer at Info@camber.energy, or at the following address or phone number: 1415 Louisiana, Suite 3500, Houston, Texas 77002 | (210) 998-4035.

VIKING PROPOSALS

Proposal 1: Viking Merger Proposal

Viking is asking holders of Viking common stock and Viking Series C Preferred Stock to approve the merger agreement and the transactions contemplated thereby. Holders of Viking common stock and Viking Series C Preferred Stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Viking board approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger. See “The Merger—Viking’s Reasons for the Merger; Recommendation of the Viking board” beginning on page 167 for a more detailed discussion of the Viking board’s recommendation.

The Viking board recommends a vote “FOR” the Viking merger proposal.

Proposal 2: Viking Charter Amendment Proposal

Pursuant to the merger agreement, Camber will, subject to the requisite vote of Camber’s stockholders to approve the Camber charter amendment proposal, amend the Camber charter to increase the number of authorized shares of Camber common stock from 25 million to 250 million shares, effective only upon the completion of the merger. Even though the approval by Viking stockholders of the Camber charter amendment proposal is not a condition to the closing of the merger, the SEC has issued interpretive guidance with respect to the “unbundling” of proposals under the Exchange Act that requires Viking stockholders (in their capacity as stockholders of Viking) to also separately vote on the Camber charter amendment. The increase will be affected by the filing of a Certificate of Amendment to Camber’s Articles of Incorporation in substantially the form of Annex E to this joint proxy statement/prospectus, which is subject to non-material technical, administrative or similar changes and modifications in order to comply with Nevada law. Viking stockholders should read the proposed amendment to the Camber charter in its entirety.

Accordingly, Viking is asking holders of Viking common stock and Viking Series C Preferred Stock to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the amendment to Camber’s articles of incorporation to increase the number of authorized shares of Camber common stock to 250 million shares is hereby APPROVED.”

The vote on the Viking charter amendment proposal is a vote separate from the vote on the Viking merger proposal. Approval by Viking’s stockholders of the Viking charter amendment proposal is not a condition to completion of the merger. The votes received by Viking stockholders with respect to the Viking charter amendment proposal are advisory and will not be binding on Viking or Camber (or the combined company that results from the merger) regardless of whether the Viking merger proposal is approved. If Camber’s stockholders approve the Camber charter amendment, such amendment will be effective only upon completion of the merger and effective as of the effective time. For more information on the existing rights of Viking stockholders and their post-merger rights as Camber Viking stockholders, see “Comparison of Stockholders’ Rights” beginning on page 249.

The Viking board recommends a vote “FOR” the advisory Viking charter amendment proposal.

Proposal 3: Viking Reverse Split Proposal

Prior to the closing of the merger, Camber anticipates, subject to the requisite vote of Camber’s stockholders to approve the Camber reverse split proposal, affecting a reverse stock split of Camber’s outstanding common stock in a ratio of between one-for-five and one-for-twenty-five, in order for Camber’s common stock to be more likely to meet the minimum price requirements of the NYSE American which are required for the continued listing of Camber’s common stock following the merger, which is a required term and condition of the merger agreement. Camber is seeking stockholder approval for authority for its board of directors to affect the Camber reverse stock split if it deems necessary in its discretion, prior to the closing of the merger, in the ratio described above. Even though the approval by Viking stockholders of the Camber reverse split proposal is not a condition to the closing of the merger, the SEC has issued interpretive guidance with respect to the “unbundling” of proposals under the Exchange Act that requires Viking stockholders (in their capacity as stockholders of Viking) to also separately vote on the Camber reverse stock split. The Camber reverse stock split will be affected by the filing of a Certificate of Amendment to Camber’s Articles of Incorporation in substantially the form of Annex F to this joint proxy statement/prospectus, which is subject to non-material technical, administrative or similar changes and modifications in order to comply with Nevada law. Viking stockholders should read the proposed amendment to the Camber charter in its entirety.

Accordingly, Viking is asking holders of Viking common stock and Viking Series C Preferred Stock to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the authority for the board of directors of Camber to affect a reverse stock split of Camber’s outstanding common stock in a ratio of between one-for-five and one-for-twenty-five, in their sole discretion, as mutually agreed to between Camber and Viking, prior to the effectiveness of the merger, and to file an amendment to Camber’s articles of incorporation to affect such reverse stock split is hereby APPROVED.”

The vote on the Viking reverse stock split proposal is a vote separate from the vote on the Viking merger proposal. Approval by Viking’s stockholders of the Viking reverse stock split proposal is not a condition to completion of the merger. The votes received by Viking stockholders with respect to the Viking reverse stock split proposal are advisory and will not be binding on Viking or Camber (or the combined company that results from the merger) regardless of whether the Viking merger proposal is approved. If Camber’s stockholders approve the Camber reverse stock split proposal, such Camber reverse stock split will only be effective if approved by the board of directors prior to the merger. For more information on the existing rights of Viking stockholders and their post-merger rights as Camber Viking stockholders, see “Comparison of Stockholders’ Rights” beginning on page 249.

The Viking board recommends a vote “FOR” the advisory Viking reverse stock split proposal.

Proposal 4: Viking Adjournment Proposal

The Viking special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Viking special meeting to approve the Viking merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Viking stockholders.

If, at the Viking special meeting, the number of shares of Viking common stock and Viking Series C Preferred Stock present or represented and voting in favor of the Viking merger proposal is insufficient to approve the Viking merger proposal, Viking intends to move to adjourn the Viking special meeting in order to enable the Viking board to solicit additional proxies for approval of the merger. In that event, Viking will ask holders of Viking common stock and Viking Series C Preferred Stock to vote upon the Viking adjournment proposal, but not the Viking merger proposal, the Viking charter amendment proposal, or the Viking reverse split proposal. The chairperson of the Viking special meeting also has authority to adjourn the Viking special meeting.

In this proposal, Viking is asking holders of Viking common stock and Viking Series C Preferred Stock to authorize the holder of any proxy solicited by the Viking board on a discretionary basis to vote in favor of adjourning the Viking special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of Viking common stock and Viking Series C Preferred Stock who have previously voted, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Viking stockholders.

The Viking board recommends a vote “FOR” the Viking adjournment proposal.

INFORMATION ABOUT CAMBER

Description of Business of Camber

Corporate History and Operations

Camber Energy, Inc., a Nevada corporation, is based in Houston, Texas. Camber is currently primarily engaged in the acquisition, development and sale of crude oil, natural gas and natural gas liquids from various known productive geological formations, including the Cline shale and upper Wolfberry shale in Texas and Louisiana. Incorporated in Nevada in December 2003 under the name Panorama Investments Corp., Camber changed its name to Lucas Energy, Inc., effective June 9, 2006, and effective January 4, 2017, Camber changed its name to Camber Energy, Inc. After the divestiture of Camber’s South Texas properties during fiscal 2019, as discussed in further detail below under “Mid-Continent Acquisition and Divestiture”, Camber initiated discussions with several potential acquisition and merger candidates to diversify Camber’s operations.

Pursuant to those discussions on July 8, 2019, Camber acquired Lineal Star Holdings, LLC (“Lineal”) pursuant to the terms of an Agreement and Plan of Merger dated as of the same date (the “Lineal Plan of Merger” and the merger contemplated therein, the “Lineal Merger” or the “Lineal Acquisition”), by and between Lineal, Camber, Camber Energy Merger Sub 2, Inc., Camber’s wholly-owned subsidiary (“Merger Sub”), and the Members of Lineal (the “Lineal Members”). Lineal is a specialty construction and oil and gas services enterprise providing services to the energy industry. Pursuant to the Lineal Plan of Merger, Camber acquired 100% of the ownership of Lineal from the Lineal Members in consideration for newly issued shares of Series E Redeemable Convertible Preferred Stock (“Series E Preferred Stock”) and Series F Redeemable Preferred Stock (“Series F Preferred Stock”), as discussed in greater detail below under “Lineal Acquisition and Divestiture”.

On December 31, 2019, Camber entered into, and closed the transactions contemplated by a Preferred Stock Redemption Agreement, by and between Camber, Lineal and the holders of Camber’s Series E Preferred Stock and Series F Preferred Stock (the “Preferred Holders”). Pursuant to the Redemption Agreement, effective as of December 31, 2019, each holder of Series E Preferred Stock transferred such Series E Preferred Stock to Camber in consideration for their pro rata share (except as discussed below in connection with the Series F Preferred Stock holder, who was also a holder of Series E Preferred Stock) of 100% of the Common Shares of Lineal and the holder of the Series F Preferred Stock transferred such Series F Preferred Stock (and such Series E Preferred Stock shares held by such holder) to Camber in consideration for 100% of the Preferred Shares of Lineal and as a result, ownership of 100% of Lineal was transferred back to the Preferred Holders, the original owners of Lineal prior to the Lineal Merger. Additionally, all of the Series E Preferred Stock and Series F Preferred Stock of Camber were automatically cancelled and deemed redeemed by Camber and the Series F Holder waived and forgave any and all accrued dividends on the Series F Preferred Stock. See also “Lineal Acquisition and Divestiture” below.

Mid-Continent Acquisition and Divestiture

On December 30, 2015, Camber entered into an Asset Purchase Agreement (as amended from time to time, the “Asset Purchase Agreement”) to acquire, from twenty-three different entities and individuals (the “Sellers”), working interests in producing properties and undeveloped acreage (the “Acquisition”), which acquisition transaction was completed on August 25, 2016. The assets acquired included varied interests in two largely contiguous acreage blocks in the liquids-rich Mid-Continent region. In connection with the closing of the acquisition, Camber assumed approximately $30.6 million of commercial bank debt, issued 417 shares of common stock to certain of the Sellers, issued 552,000 shares of Series B Preferred Stock to one of the Sellers and its affiliate, and paid $4,975,000 in cash to certain of the Sellers. The effective date of the Acquisition was April 1, 2016.

On July 12, 2018, Camber entered into an Asset Purchase Agreement (as amended, the “Sale Agreement”), as seller, with N&B Energy, LLC (“N&B Energy”) as purchaser, which entity is affiliated with Richard N. Azar II, Camber’s former Chief Executive Officer and former director, and Donnie B. Seay, Camber’s former director (each of which were Sellers). Pursuant to the Sale Agreement, which closed September 26, 2018, effective August 1, 2018, Camber sold to N&B Energy a substantial portion of its assets, including all of the assets acquired pursuant to the Acquisition and certain other assets, other than the production payment and overriding royalty interests discussed below (the “Disposed Assets”). In consideration for the Disposed Assets, N&B Energy agreed to pay Camber $100 in cash, to assume Camber’s liabilities and contractual obligations in connection with the Disposed Assets (including lease and bonus payments), to assume all of Camber’s obligations and debt owed under its outstanding loan agreement with International Bank of Commerce (“IBC Bank”), which had a then outstanding principal balance of approximately $36.9 million and the other parties agreed to enter into a settlement agreement.

On September 26, 2018, Camber entered into an Assumption Agreement (the “Assumption Agreement”) with IBC Bank; CE Operating, LLC, Camber’s wholly-owned subsidiary (“CE Operating”), which became a party to the Sale Agreement pursuant to the second amendment thereto; N&B Energy; Mr. Azar; RAD2 Minerals, Ltd., an entity owned and controlled by Mr. Azar (“RAD2”); Mr. Seay; and DBS Investments, Ltd., an entity owned and controlled by Mr. Seay (“DBS”). Azar, Seay, RAD2, and DBS are collectively referred to as the “Guarantors”.

Pursuant to the Assumption Agreement, N&B Energy agreed to assume all of Camber’s liabilities and obligations owed to IBC Bank and IBC Bank approved the transactions contemplated by the Sale Agreement and the assumption by N&B Energy of all of the amounts and liabilities which Camber owed to IBC Bank (collectively, the “IBC Obligations”). Finally, pursuant to the Assumption Agreement, IBC Bank released and forever discharged Camber and CE Operating and each of their current and former officers, directors, and stockholders, from all covenants, agreements, obligations, claims and demands of any kind, whether in law or at equity, which IBC Bank then had, arising out of or related to the amounts which Camber owed to IBC Bank under the Loan Agreement or mortgages and/or under such documents or agreements, and further agreed to release the lien which IBC Bank then held on certain of Camber’s properties located in west Texas.

On September 26, 2018, the transactions contemplated by the Sale Agreement closed and N&B Energy assumed all of the IBC Obligations (pursuant to the Assumption Agreement) and paid Camber $100 in cash, and Camber transferred ownership of the Disposed Assets to N&B Energy.

Notwithstanding the sale of the Disposed Assets, Camber retained its assets in Glasscock and Hutchinson Counties, Texas and also retained a 12.5% production payment (effective until a total of $2.5 million has been received, of which no funds have been received to date) and a 3% overriding royalty interest, in its then existing Okfuskee County, Oklahoma asset; and retained an overriding royalty interest on certain other undeveloped leasehold interests, pursuant to an Assignment of Production Payment and Assignment of Overriding Royalty Interests.

The effective date of the Sale Agreement was August 1, 2018. The Assets were assigned “as is” with all faults.

As a result of the Assumption Agreement and the Sale Agreement, Camber reduced its liabilities by $37.9 million and its assets by approximately $12.1 million.

Lineal Acquisition and Divestiture

In connection with the Lineal Plan of Merger, Camber entered into several other agreements, including (a) a Security Exchange Agreement dated July 8, 2019 (the “Exchange Agreement”), by and between Camber and Discover; (b) a Termination Agreement dated July 8, 2019, by and between Camber and Discover Growth Fund, which purchased shares of Series C Preferred Stock from Camber in December 2018 (“Discover Growth”, which subsequently transferred all of its shares of Series C Preferred Stock to Discover); and (c) a Funding and Loan Agreement dated July 8, 2019, by and among Camber, Lineal, and certain of the Lineal Members who also acquired shares of Camber’s preferred stock as a result of the Lineal Merger (the “Funding Agreement”), which provided for Camber to loan $1,050,000 to Lineal, which loan was evidenced by a Promissory Note entered into by Lineal, as borrower, in favor of Camber, as lender, dated July 8, 2019 (the “July 2019 Lineal Note”).

Also as part of the Lineal Merger, Camber designated three new series of preferred stock, (1) Series D Convertible Preferred Stock (the “Series D Preferred Stock” and the certificate of designations setting forth the rights thereof, the “Series D Designation”); (2) Series E Redeemable Convertible Preferred Stock (the “Series E Preferred Stock” and the certificate of designation setting forth the rights thereof (the “Series E Designation”); and (3) Series F Redeemable Preferred Stock (the “Series F Preferred Stock” and the certificate of designation setting forth the rights thereof, the “Series F Designation”, and the Series E Preferred Stock and the Series F Preferred Stock, collectively, the “Series E and F Preferred Stock”). Additionally, with the approval of the holders thereof, Camber amended and restated the designation of its Series C Redeemable Convertible Preferred Stock (the “Series C Preferred Stock” and the amended and restated designation setting forth the rights thereof, the “Series C Designation”).

The Lineal Plan of Merger, Series D Designation and Series E Designation, provided that, effective upon the date that the stockholders of Camber had approved the Lineal Plan of Merger and issuance of shares in connection therewith (the “Stockholder Approval” and such date of Stockholder Approval, the “Stockholder Approval Date”), and subject to certain closing conditions, (a) the common stockholders of Camber were to hold between 6% and 6.67% of Camber’s fully-diluted capitalization (depending on certain factors); (b) Discover was to hold Series D Preferred Stock convertible into 26.67% of Camber’s fully-diluted capitalization, subject to the terms of the Series D Preferred Stock; and (c) the Lineal Members, who held the Series E Preferred Stock, were to have the right to convert such Series E Preferred Stock, subject to the terms thereof, as discussed above, into 66.67% of Camber’s fully-diluted capitalization, or 70%, subject to certain factors.

Pursuant to the Lineal Plan of Merger, Merger Sub merged with and into Lineal, with Lineal continuing as the surviving entity in the Lineal Merger and as a wholly-owned subsidiary of Camber.

On October 8, 2019, Lineal acquired an 80% interest in Evercon Energy LLC (“Evercon”). The acquisition required Lineal to assume certain liabilities and provide working capital for a period of six months in an amount of $50,000 per month to Evercon. As part of the Lineal Divestiture, described below, Evercon was divested effective December 31, 2019.

The Funding Agreement required Camber to fund $1,050,000 in immediately available funds to Lineal (the “Loan”). The Loan was documented by the July 2019 Lineal Note and the Loan was made on July 9, 2019.

Subsequent to the closing date of the Lineal Plan of Merger, for various reasons, the parties to such Lineal Plan of Merger were unable to complete a further acquisition or combination which would allow the post-Merger combined company to meet the initial listing standards of the NYSE American. This was a requirement to Camber having to seek stockholder approval for the terms of the Series E Preferred Stock (including the voting rights (i.e., the right, together with the Series F Preferred Stock, to vote 80% of Camber’s voting shares) and conversion rights (i.e., the right to convert into between 67-70% of Camber’s post-stockholder approval capitalization) associated therewith). Consequently, and because no definitive timeline was able to be established for when Camber believed it would meet the NYSE American initial listing standards and consequently, when stockholder approval would be sought or received for the terms of the Series E Preferred Stock and Series F Preferred Stock, the Preferred Holders and Camber determined it was in their mutual best interests to unwind the Lineal Merger.

In order to affect such unwinding, on December 31, 2019, Camber, Lineal (and its subsidiaries) and the Preferred Holders entered into, and closed the transactions contemplated by, a Preferred Stock Redemption Agreement (the “Redemption Agreement” and the redemption contemplated thereby, the “Redemption” or the “Lineal Divestiture”).

Pursuant to the Redemption Agreement, the parties thereto mutually agreed to unwind the Lineal Merger and allow for the redemption in full of Lineal by the Preferred Holders. In connection therewith, Camber redeemed Camber’s Series E and F Preferred Stock issued in connection with the Lineal Merger and ownership of 100% of Lineal was transferred back to the Preferred Holders, and all of the Series E Preferred Stock and Series F Preferred Stock of Camber outstanding were cancelled through the redemption.

The Redemption Agreement also provided for (a) the entry by Lineal and Camber into a new unsecured promissory note in the amount of $1,539,719, the outstanding amount of the July 2019 Lineal Note together with additional amounts loaned by Camber to Lineal through December 31, 2019 (the “December 2019 Lineal Note”); (b) the unsecured loan by Camber to Lineal on December 31, 2019 of an additional $800,000, entered into by Lineal in favor of Camber on December 31, 2019 (“Lineal Note No. 2”); and (c) the termination of the prior Lineal Plan of Merger and Funding Agreement entered into in connection therewith (pursuant to which all funds previously held in a segregated account for future Lineal acquisitions, less amounts loaned pursuant to Lineal Note No. 2, were released back to Camber). The December 2019 Lineal Note and Lineal Note No. 2, accrue interest, payable quarterly in arrears, beginning on March 31, 2020 and continuing until December 31, 2021, when all interest and principal is due, at 8% and 10% per annum (18% upon the occurrence of an event of default), respectively. Due to the impact of COVID-19 on Lineal’s business, Lineal has requested a deferral of interest payments. The Company is currently in discussions with Lineal regarding potential modifications of the terms of the notes.

The divestiture resulting from the Redemption Agreement qualifies as a discontinued operation in accordance with U.S. generally accepted accounting principles (“GAAP”). As a result, operating results and cash flows related to the Lineal operations have been reflected as discontinued operations in Camber’s consolidated statements of operations and consolidated statements of cash flows for the periods presented.

Current Operations and Business Information

As of March 31, 2020, Camber had leasehold interests (working interests) covering approximately 221 / 3,500 (net / gross) acres, producing from the Cline and Wolfberry formations. The remaining Texas acreage as of March 31, 2020 consisted of leasehold covering approximately 555 / 638 (net / gross) acres and wellbores located in the Panhandle in Hutchinson County, Texas, which were acquired by Camber in March 2018, and which were transferred as part of the PetroGlobe settlement in July 2020, as discussed below under “Prior Material Events - PetroGlobe Settlement and Transfer”, beginning on page 115.

As of March 31, 2020, Camber was producing an average of approximately 29.8 net barrels of oil equivalent per day (“Boepd”) from 25 active well bores. The ratio between the gross and net production varies due to varied working interests and net revenue interests in each well. Camber’s production sales totaled 2,707 Boe, net to its interest, for the three months ended June 30, 2020. At June 30, 2020, Camber’s total estimated proved producing reserves were 133,442 Boe, of which 98,600 Bbls were crude oil and NGL reserves, and 207,823 Mcf were natural gas reserves. None of these reserves relate to Camber’s Panhandle properties, which have since been divested.

Camber holds an interest in 25 producing wells in Glascock County.

The Hutchinson County, Texas, acquisition in March 2018 included interests in 48 gross non-producing well bores, 5 saltwater disposal wells, and the required infrastructure and equipment necessary to support future hydrocarbon production as well as approximately 555 net leasehold acres in Hutchinson County, Texas, which were assigned to PetroGlobe in July 2020, as discussed below under “Prior Material Events - PetroGlobe Settlement and Transfer”, beginning on page 115. Camber holds a non-operated interest in 25 producing wells in Glascock County.

At March 31, 2020, Camber’s total estimated proved reserves were 133,442 Boe of which 54,850 Bbls were crude oil reserves, 43,955 Bbls were NGL reserves and 207,823 Mcfs were natural gas reserves.

As of June 30, 2020, Camber had no employees and also, utilized independent contractors on an as-needed basis.

Moving forward, Camber plans to complete the merger with Viking and then focus on growing through the development of Viking’s properties while also seeking new acquisitions to grow its oil and gas production and revenues through the combined entity. Camber anticipates raising additional financing to complete acquisitions following the closing of the merger, which may be accomplished through the sale of debt or equity.

Trading Symbol and More Information

Camber’s common stock is traded on the NYSE American under the symbol “CEI.”

Camber’s headquarters are located at 1415 Louisiana, Suite 3500, Houston, Texas, 77002. The telephone number at that location is (210) 998-4035. Additional information about Camber can be found at www.camber.energy. See “Where You Can Find More Information” beginning on page 266.

Prior Material Events

October 2017 Purchase Agreement

On October 5, 2017, Camber and Discover, with whom Camber had previously entered into equity and debt purchase agreements in 2016 entered into a Stock Purchase Agreement (as amended to date, the “October 2017 Purchase Agreement”).

On October 5, 2017, in connection with the entry into the October 2017 Purchase Agreement, Discover purchased 212 shares of Series C Preferred Stock for $2 million, and thereafter Discover purchased 106 shares of Series C Preferred Stock for $1 million on November 21, 2017; 105 shares of Series C Preferred Stock for $1 million on December 27, 2017; 105 shares of Series C Preferred Stock for $1 million on January 31, 2018; 105 shares of Series C Preferred Stock for $1 million on February 22, 2018; 105 shares of Series C Preferred Stock for $1 million on March 9, 2018; 105 shares of Series C Preferred Stock for $1 million on April 10, 2018; and 105 shares of Series C Preferred Stock for $1 million on May 22, 2018, each under the October 2017 Purchase Agreement.

On March 2, 2018, Camber and Discover entered into an amendment to the October 2017 Purchase Agreement (the “Amendment”), pursuant to which Discover (a) waived any and all Trigger Events (as defined in the certificate of designation of the Series C Preferred Stock (the “Designation”)) that had occurred prior to March 2, 2018, (b) agreed that all calculations provided for in the Designation would be made as if no such Trigger Event had occurred, and (c) waived any right to receive any additional shares of common stock based upon any such Trigger Event, with respect to all shares of Series C Preferred Stock, other than any which have already been converted.

Discover also agreed, pursuant to the Amendment, that the conversion rate of conversion premiums pursuant to the Designation would remain 95% of the average of the lowest 5 individual daily volume weighted average prices during the applicable Measuring Period (as defined in the Designation), not to exceed 100% of the lowest sales prices on the last day of the Measuring Period, less $0.05 per share of common stock, unless a triggering event has occurred, and that such $0.05 per share discount would not be adjusted in connection with Camber’s previously reported 1-for-25 reverse stock split affected on March 5, 2018. Notwithstanding the above, in no event will the value of the common stock pursuant to the foregoing be below the par value per share of the common stock ($0.001).

October 2018 Stock Purchase Agreement

On October 29, 2018, Camber and Discover entered into a Stock Purchase Agreement (the “October 2018 Purchase Agreement”), whereby Discover purchased 369 shares of Series C Preferred Stock for $3.5 million.   The Series C Preferred Stock sold pursuant to the October 2018 Purchase Agreement have substantially similar terms as those sold pursuant to the October 2017 Purchase Agreement.

November 2018 Stock Purchase Agreement

On November 23, 2018 and effective November 23, 2018, Camber and Discover entered into a Stock Purchase Agreement (the “November 2018 Purchase Agreement”). The Series C Preferred Stock sold pursuant to the November 2018 Purchase Agreement have substantially similar terms as those sold pursuant to the October 2017 Purchase Agreement.

Under the terms of the November 2018 Purchase Agreement, Discover agreed to purchase up to 2,941 shares of Series C Preferred Stock (the “Maximum Shares”) from Camber for an aggregate of $28 million, including agreeing to purchase 106 shares of Series C Preferred Stock within two business days of the satisfaction of the Closing Conditions (defined below), in consideration for $1 million (the “Initial Closing”), and additional shares of Series C Preferred Stock, in such amount(s) requested by Camber, from time to time, up to the remaining amount of Series C Preferred Stock available to be sold under the November 2018 Purchase Agreement, until the Maximum Shares are sold, subject in each case to the closing conditions.

On December 3, 2018, Camber entered into a First Amendment to Stock Purchase Agreement with Discover (the “First Amendment”), pursuant to which the parties agreed to (a) amend the Initial Closing to be for a total of $2.5 million and 263 shares of Series C Preferred Stock, and (b) change the terms of the November 2018 Purchase Agreement to require that, notwithstanding the other closing conditions set forth in the November 2018 Purchase Agreement, for each sale of $800,000 of Series C Preferred Stock, in additional closings after the Initial Closing, that an aggregate dollar trading volume of at least $10 million must have traded on NYSE American during regular trading hours, from the trading day after the immediately prior closing until the trading day immediately before the relevant closing, but expressly excluding all volume traded on any days that Discover is prevented or delayed from reselling shares of common stock.

On December 4, 2018, upon the satisfaction of the applicable closing conditions, Discover acquired 263 shares of Series C Preferred Stock for a total of $2.5 million.

On July 8, 2019, Camber entered into a Termination Agreement with Discover, pursuant to which the parties agreed, that among other things, the rights of Discover to purchase additional shares of Series C Preferred Stock under the November 2018 Purchase Agreement were terminated.

February 2020 Stock Purchase Agreement

On and effective February 3, 2020, Camber and Discover entered into a Stock Purchase Agreement (the “February 2020 Purchase Agreement”).

Under the terms of the February 2020 Purchase Agreement, Discover purchased 525 shares of Series C Preferred Stock for $5 million, at a 5% original issue discount to the $10,000 face value of such preferred stock (the “Face Value”).

Pursuant to the February 2020 Purchase Agreement, as long as Discover holds any shares of Series C Preferred Stock, Camber agreed that, except as contemplated in connection with the merger, it would not issue or enter into or amend an agreement pursuant to which Camber may issue any shares of common stock, other than (a) for restricted securities with no registration rights, (b) in connection with a strategic acquisition, (c) in an underwritten public offering, or (d) at a fixed price. Camber also agreed that it would not issue or amend any debt or equity securities convertible into, exchangeable or exercisable for, or including the right to receive, shares of common stock (i) at a conversion price, exercise price or exchange rate or other price that is based upon or varies with, the trading prices of or quotations for the shares of common stock at any time after the initial issuance of the security or (ii) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of the security or upon the occurrence of specified or contingent events directly or indirectly related to the business of Camber or the market for the common stock.

Additionally, provided that Camber has not materially breached the terms of the February 2020 Purchase Agreement, Camber may at any time, in its sole and absolute discretion, repurchase from Discover all, but not less than all, of the then outstanding shares of Series C Preferred Stock sold pursuant to the agreement by paying to Discover 110% of the aggregate face value of all such shares.

Camber also agreed to provide Discover a right of first offer to match any offer for financing Camber receives from any person while the shares of Series C Preferred Stock sold pursuant to the February 2020 Purchase Agreement are outstanding, except for debt financings not convertible into common stock, which are excluded from such right to match.

Finally, Camber agreed that if it issues any security with any term more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to Discover, then Camber would notify Discover of such additional or more favorable term and such term, at Discover’s option, may become a part of the transaction documents with Discover.

Camber also agreed pursuant to the February 2020 Purchase Agreement that if the merger does not close by the required date approved by the parties thereto (as such may be extended from time to time), and if the amount of funds loaned by Camber to Viking in connection with the February 2020 Secured Note, defined and described in greater detail below under, “The Merger Agreement—Camber’s Elysium Interest”, plus any applicable interest is returned to Camber by Viking, Camber is required, at Discover’s option in its sole and absolute discretion, to immediately repurchase from Discover all then outstanding Series C Preferred Stock shares acquired by Discover pursuant to the February 2020 Purchase Agreement, by paying to Discover 110% of the aggregate Face Value of all such shares.

Waiver and Amendment Agreement

On February 3, 2020, Camber and Discover entered into a Waivers and Amendments to Stock Purchase Agreements (the “Amendment”), pursuant to which Discover (a) waived any and all Trigger Events (as defined in the certificate of designation of the Series C Preferred Stock (the “Designation”)) that had occurred prior to February 3, 2020, (b) agreed that all calculations provided for in the Designation would be made as if no such Trigger Event had occurred, and (c) waived any right to receive any additional shares of common stock based upon any such Trigger Event, with respect to all shares of Series C Preferred Stock, other than any which have already been converted.

The Investor also (a) waived any and all breaches and defaults that have occurred through February 3, 2020, and (b) waived all rights and remedies with respect to such breaches and defaults.

The Amendment also provided that Camber was required to file a proxy to hold a stockholder meeting to approve an increase in Camber’s authorized common stock to 25 million shares as soon as possible (which meeting was held on April 16, 2020), and use its commercially reasonable best efforts to cause such increase to be declared effective as soon as possible, and in any event within 90 days of February 3, 2020; provided that such increase became effective on April 17, 2020. Discover also agreed that all calculations provided for in the Designation shall be made as if no such Trigger Event had occurred, and to waive any right to receive any additional shares of common stock based upon any such Trigger Event.

Discover also agreed, pursuant to the Amendment, that the conversion rate of conversion premiums pursuant to the Designation would remain (a) 95% of the average of the lowest 5 individual daily volume weighted average prices during the applicable Measuring Period (as defined in the Designation), not to exceed 100% of the lowest sales prices on the last day of the Measuring Period, less $0.05 per share of common stock, unless a triggering event has occurred, and that such $0.05 per share discount would not be adjusted in connection with Camber’s previously reported reverse stock splits; and (b) 85% of the average of the lowest individual daily volume weighted average price during the applicable Measuring Period (as defined in the Designation), not to exceed 100% of the lowest sales prices on the last day of the Measuring Period, less $0.10 per share of common stock, if a triggering event has occurred, and that such $0.10 per share discount would not be adjusted in connection with Camber’s previously reported reverse stock splits.

The Amendment also provided that the Measuring Period (as defined in the Designation) for all shares of Series C Preferred Stock would begin on the date of the Agreement, February 3, 2020; and that the Designation would be amended to provide that holders of the Series C Preferred Stock will vote with holders of common stock as a single class, on an as converted basis subject to the beneficial ownership limitation set forth in the Designation; provided that the NYSE American has since advised Camber that such amendment would not be possible under the current rules of the NYSE American. Because the beginning date for the Measuring Period for all outstanding shares of Series C Preferred Stock is February 3, 2020, the conversion price of the conversion premiums on such Series C Preferred Stock will never be above approximately $0.3985 per share (as adjusted for the reverse stock split, if approved and implemented)(the current estimated lowest conversion price in the period from February 3, 2020 to the date of this joint proxy statement/prospectus), regardless of the actual trading price of Camber’s common stock.

June 2020 Purchase Agreement

On and effective June 22, 2020, Camber and Discover entered into a Stock Purchase Agreement (the “June 2020 Purchase Agreement”).

Under the terms of the June 2020 Purchase Agreement, Discover purchased 630 shares of Camber Series C Preferred Stock, for $6 million, at a 5% original issue discount to the $10,000 face value of each such share of preferred stock (the “Face Value”).

Camber used the proceeds from the June 2020 sale of the Series C Preferred Stock to purchase the February 2020 Secured Note from Viking.

Pursuant to the June 2020 Purchase Agreement, as long as Discover holds any shares of Series C Preferred Stock, Camber agreed that, except as contemplated in connection with the merger, Camber would not issue or enter into or amend an agreement pursuant to which Camber may issue any shares of common stock, other than (a) for restricted securities with no registration rights, (b) in connection with a strategic acquisition, (c) in an underwritten public offering, or (d) at a fixed price; or issue or amend any debt or equity securities convertible into, exchangeable or exercisable for, or including the right to receive, shares of common stock (i) at a conversion price, exercise price or exchange rate or other price that is based upon or varies with, the trading prices of or quotations for the shares of common stock at any time after the initial issuance of the security or (ii) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of the security or upon the occurrence of specified or contingent events directly or indirectly related to the business of Camber or the market for the common stock.

Additionally, provided that Camber has not materially breached the terms of the June 2020 Purchase Agreement, Camber may at any time, in its sole and absolute discretion, repurchase from Discover all, but not less than all, of the then outstanding shares of Series C Preferred Stock sold pursuant to the agreement by paying to Discover 110% of the aggregate Face Value of all such shares.

Camber also agreed to provide Discover a right of first offer to match any offer for financing Camber receives from any person while the shares of Series C Preferred Stock sold pursuant to the June 2020 Purchase Agreement are outstanding, except for debt financings not convertible into common stock, which are excluded from such right to match.

Finally, Camber agreed that if Camber issues any security with any term more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to Discover, then Camber would notify Discover of such additional or more favorable term and such term, at Discover’s option, may become a part of the transaction documents with Discover.

The June 2020 Purchase Agreement includes customary provisions requiring that Camber indemnify Discover against certain losses; representations and warranties and covenants.

Camber also agreed pursuant to the June 2020 Purchase Agreement that if the merger does not close by the required date approved by the parties thereto (as such may be extended from time to time), Camber is required, at Discover’s option in its sole and absolute discretion, to immediately repurchase from Discover all then outstanding Series C Preferred Stock shares acquired by Discover pursuant to the June 2020 Purchase Agreement, by paying to Discover 110% of the aggregate Face Value of all such shares (the “Repurchase Requirement”), which totals $6,930,000.

Separately, as discussed below under, “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207, Viking agreed that if the merger agreement is terminated prior to the closing of the merger, Viking will owe Camber, in addition to the required repayment of the Secured Notes, a payment equal to (i) 115.5% of the original principal amount of the Secured Notes, minus (ii) the amount due to Camber pursuant to the terms of the Secured Notes upon repayment thereof (the “Additional Payment”). As an example, if when the merger agreement is terminated, $9,200,000 were due to Camber under the Secured Notes (assuming all interest due thereunder had been paid as of the date due), Viking would owe Camber (i) $9,200,000 multiplied by 1.155 = $10,626,000, minus (ii) $9,200,000, or a total Additional Payment of $1,426,000, in addition to the amount due under the Secured Notes.

Finally, we agreed to include proposals relating to the approval of the June 2020 Purchase Agreement and the issuance of the shares of common stock upon conversion of the Series C Preferred Stock sold pursuant to the June 2020 Purchase Agreement, as well as an increase in authorized common stock to fulfill Camber’s obligations to issue such shares, at the meeting held to approve the merger or a separate meeting in the event the merger is terminated prior to stockholder approval, and to use commercially reasonable best efforts to obtain such approvals as soon as possible and in any event prior to December 31, 2020.

Amendment Agreement

On June 22, 2020, the Company and Discover entered into an Amendment to Stock Purchase Agreement (the “SPA Amendment”), pursuant to which Discover agreed to terminate the obligation set forth in the February 2020 Stock Purchase Agreement, which would have required that Camber pay Discover an aggregate of $5,775,000 in connection with the redemption of the 525 shares of Series C Preferred Stock Camber sold to the Investor in the event the merger was terminated. As a result of such amendment, the $5,000,000 paid by Discover to Camber for the purchase of the 525 shares of Series C Preferred Stock on February 3, 2020, will no longer need to be repaid; however, as discussed above, Discover still has similar repurchase rights in connection with the 630 shares of Series C Preferred Stock sold in June 2020.

PetroGlobe Settlement and Transfer

On May 30, 2019, Camber received a Severance Order from the Texas Railroad Commission (the “TRC”) for noncompliance with TRC rules, suspending Camber’s ability to produce or sell oil and gas from its Panhandle leases in Hutchinson County, Texas, until certain well performance criteria were met. After that date, Camber followed TRC procedures in order to regain TRC compliance for the Panhandle wells. On January 31, 2020, Camber executed a Compromise Settlement Agreement (the “Settlement Agreement”) with PetroGlobe, Signal Drilling, LLC (“Signal”), Petrolia Oil, LLC (“Petrolia”), Prairie Gas Company of Oklahoma, LLC (“PGCO”), and Canadian River Trading Company, LLC (“CRTC”), whereby Camber agreed to pay PetroGlobe $250,000, of which $100,000 was paid upon execution of the Settlement Agreement and $150,000 was paid to an escrow account, which release was subject to approval by Camber upon the successful transfer of all wells and partnership interests of Camber’s wholly-owned subsidiary C E Energy LLC (“CE”) to PetroGlobe. On July 16, 2020, Camber completed all of the remaining requirements and assigned PetroGlobe all of its right, title and interest in all wells, leases, royalties, minerals, equipment, and other tangible assets associated with specified wells and properties, located in Hutchinson County, Texas, the $150,000 held in escrow was released to PetroGlobe and the Settlement Agreement transactions closed. As a result of the transfers, Camber no longer owns CE, and no longer has any interest in or any liabilities related to its prior Hutchinson County, Texas wells.

Industry Segments

Camber’s operations during the three months ended June 30, 2020 and for the year ended March 31, 2019 were all crude oil and natural gas exploration and production related. For the year ended March 31, 2020, Camber’s operations were all crude oil and natural gas exploration and production related, except that from July 8, 2019 to December 31, 2019, Camber also owned and operated Lineal, which operated as an oil and gas service company and generated oil and gas service revenues. As described above under “Lineal Acquisition and Divestiture”, on December 31, 2019, Camber divested its entire interest in Lineal. In conjunction with the Lineal Divestiture, all contract revenue (oil and gas service revenue) has been included in “Loss from Discontinued Operations” for the year ended March 31, 2020, on the statement of operations.

Operations and Oil and Gas Properties

Camber operates and invests in areas that are known to be productive, with a reasonably established production history, in order to decrease geological and exploratory risk. Camber has certain interests in wells producing from the Wolfberry and Cline formations in Glasscock County, Texas.

In March 2018, Camber completed the acquisition of working interests in certain leases, wells and equipment located in the Texas panhandle and a 37.5% interest in one partnership that owned certain leases, wells and equipment in the same fields, for a total purchase price of $250,000, payable in three tranches, from an entity which is controlled by Ian Acrey, who served as the operating manager of Camber’s operations through a different entity. The acquisition included 48 non-producing well bores, 5 saltwater disposal wells and the required infrastructure and equipment necessary to support future hydrocarbon production as well as approximately 555 net leasehold acres in Hutchinson County, Texas. On May 30, 2019, Camber received a Severance Order from the Texas Railroad Commission (the “TRC”) for noncompliance with TRC rules, suspending Camber’s ability to produce or sell oil and gas from its Panhandle leases in Hutchinson County, Texas, until certain well performance criteria were met. As a result of a May 30, 2019 Severance Order, Camber was effectively blocked from selling oil and gas from its 11 Panhandle wells located in Hutchinson County, Texas, and as a result of the PetroGlobe lawsuit discussed below under “Camber Legal Proceedings”, beginning on page 125, a total of approximately 1,000 barrels of oil were held in suspension pending the outcome of the lawsuit and on January 27, 2020, Camber entered into a Compromise Settlement Agreement (the “Settlement Agreement”) with PetroGlobe, Signal Drilling, LLC (“Signal”), Petrolia Oil, LLC (“Petrolia”), Prairie Gas Company of Oklahoma, LLC (“PGCO”), and Canadian River Trading Company, LLC (“CRTC”). Pursuant to the Settlement Agreement, Camber agreed to pay PetroGlobe $250,000, of which $100,000 was due upon execution of the Settlement Agreement, which payment has been made, and $150,000 was paid to an escrow account, which payment was released in connection with the successful transfer of all wells and partnership interests of the Company’s prior wholly-owned subsidiary C E Energy, LLC (“CE”) to PetroGlobe, which was completed in July 2020. CE operated all of our former producing wells and leases located in Hutchinson County, Texas.

On September 26, 2018, the transactions contemplated by the Sale Agreement (described above under “Mid-Continent Acquisition and Divestiture”) closed and N&B Energy assumed all of the IBC Obligations (pursuant to the Assumption Agreement described above) and paid Camber $100 in cash, and Camber transferred ownership of the Disposed Assets (defined above, constituting a substantial portion of its assets) to N&B Energy. Notwithstanding the sale of the Disposed Assets which included approximately 18,000 net acres, Camber retained its assets in Glasscock County and Hutchinson Counties, Texas and also retained a 12.5% production payment (effective until a total of $2.5 million has been received – of which none has been received as of the date of this joint proxy statement/prospectus) and a 3% overriding royalty interest, in its then existing Okfuskee County, Oklahoma assets; and retained an overriding royalty interest on certain other undeveloped leasehold interests.

In July 2020, as discussed above, Camber assigned all of its Hutchinson County, Texas wells and leases to PetroGlobe in connection with the Settlement Agreement. As such, as of the date of this joint proxy statement/prospectus, Camber’s sole assets are Camber’s interest in the Elysium assets, non-working interests in 26 wells in Glasscock County, Texas and a 12.5% production payment (effective until a total of $2.5 million has been received, of which no funds have been received to date) and a 3% overriding royalty interest, in its then existing Okfuskee County, Oklahoma asset; and retained an overriding royalty interest on certain other undeveloped leasehold interests, pursuant to an Assignment of Production Payment and Assignment of Overriding Royalty Interests.

Camber intends to pursue additional acquisition opportunities in the energy services sector whether the merger closes or not, as the primary focus of its growth strategy.

Marketing

As of the date of this joint proxy statement/prospectus, Camber operates exclusively in the onshore United States oil and natural gas industry. Camber’s crude oil and natural gas production sales are to gatherers and marketers with national reputations. Camber’s sales are made on a month-to-month basis, and title transfer occurs when the oil is loaded onto the purchaser’s truck. Crude oil prices realized from production sales are indexed to published posted refinery prices, and to published crude indexes with adjustments on a contract basis.

Camber generally sells a significant portion of its oil and gas production to a relatively small number of customers. For the three months ended June 30, 2020 and for the year ended March 31, 2020, Camber’s consolidated revenues were from the sale of oil, gas and natural gas liquids under marketing contracts primarily with Apache Corporation. Camber is not dependent upon any one purchaser and has alternative purchasers available at competitive market prices if there is disruption in services or other events that cause it to search for other ways to sell its production.

During the year ended March 31, 2020, one customer accounted for 92% of Camber’s total revenues and during the year ended March 31, 2019, three customers accounted for 84% of Camber’s total revenues. Camber does not believe the loss of any customer will have a material effect on Camber because alternative customers are readily available.

Competition

Camber is in direct competition for properties with numerous oil and natural gas companies and partnerships exploring various areas of Texas, Oklahoma and elsewhere. Many competitors are large, well-known oil and natural gas and/or energy companies, although no single entity dominates the industry. Many of its competitors possess greater financial and personnel resources, enabling them to identify and acquire more economically desirable energy producing properties and drilling prospects than Camber. Additionally, there is competition from other fuel choices to supply the energy needs of consumers and industry.

Regulation

Camber’s operations are subject to various types of regulation at the federal, state and local levels. These regulations include requiring permits for the drilling of wells; maintaining hazard prevention, health and safety plans; submitting notification and receiving permits related to the presence, use and release of certain materials incidental to oil and natural gas operations; and regulating the location of wells, the method of drilling and casing wells, the use, transportation, storage and disposal of fluids and materials used in connection with drilling and production activities, surface plugging and abandonment of wells and the transporting of production. Camber’s operations are also subject to various conservation matters, including the number of wells which may be drilled in a unit and the unitization or pooling of oil and natural gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration, while other states rely on voluntary pooling of lands and leases, which may make it more difficult to develop oil and gas properties. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally limiting the venting or flaring of natural gas, and impose certain requirements regarding the ratable purchase of production. The effect of these regulations is to possibly limit the amounts of oil and natural gas Camber can produce from its wells and to limit the number of wells or the locations at which it can drill.

In the United States, legislation affecting the oil and natural gas industry has been pervasive and is under constant review for amendment or expansion. Pursuant to such legislation, numerous federal, state and local departments and agencies issue recommended new and extensive rules and regulations binding on the oil and natural gas industry, some of which carry substantial penalties for failure to comply. These laws and regulations have a significant impact on oil and natural gas drilling, natural gas processing plants and production activities, increasing the cost of doing business and, consequently, affect profitability. Insomuch as new legislation affecting the oil and natural gas industry is common-place and existing laws and regulations are frequently amended or reinterpreted, Camber may be unable to predict the future cost or impact of complying with these laws and regulations. Camber considers the cost of environmental protection a necessary and manageable part of its business. Camber has historically been able to plan for and comply with new environmental initiatives without materially altering its operating strategies.

Insurance Matters

Camber maintains insurance coverage which it believes is reasonable per the standards of the oil and natural gas industry. It is common for companies in these industries to not insure fully against all risks associated with their operations either because such insurance is unavailable or because premium costs are considered prohibitive. A material loss not fully covered by insurance could have an adverse effect on Camber’s financial position, results of operations or cash flows. Camber maintains insurance at industry customary levels to limit its financial exposure in the event of a substantial environmental claim resulting from sudden, unanticipated and accidental discharges of certain prohibited substances into the environment. Such insurance might not cover the complete amount of such a claim and would not cover fines or penalties for a violation of an environmental law.

Other Matters

Environmental. Camber’s exploration, development, and production of oil and natural gas, including its operation of saltwater injection and disposal wells, are subject to various federal, state and local environmental laws and regulations. Such laws and regulations can increase the costs of planning, designing, installing and operating oil, natural gas, and disposal wells. Camber’s domestic activities are subject to a variety of environmental laws and regulations, including but not limited to, the Oil Pollution Act of 1990 (“OPA”), the Clean Water Act (“CWA”), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”), the Clean Air Act (“CAA”), and the Safe Drinking Water Act (“SDWA”), as well as state regulations promulgated under comparable state statutes. Camber is also subject to regulations governing the handling, transportation, storage, and disposal of naturally occurring radioactive materials that are found in its oil and gas operations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Additionally, these laws and regulations require the acquisition of permits or other governmental authorizations before undertaking certain activities, limit or prohibit other activities because of protected areas or species, and impose substantial liabilities for cleanup of pollution.

Under the OPA, a release of oil into water or other areas designated by the statute could result in Camber being held responsible for the costs of remediating such a release, certain OPA specified damages, and natural resource damages. The extent of that liability could be extensive, as set forth in the statute, depending on the nature of the release. A release of oil in harmful quantities or other materials into water or other specified areas could also result in Camber being held responsible under the CWA for the costs of remediation, and civil and criminal fines and penalties.

CERCLA and comparable state statutes, also known as “Superfund” laws, can impose joint and several and retroactive liability, without regard to fault or the legality of the original conduct, on certain classes of persons for the release of a “hazardous substance” into the environment. In practice, cleanup costs are usually allocated among various responsible parties. Potentially liable parties include site owners or operators, past owners or operators under certain conditions, and entities that arrange for the disposal or treatment of, or transport hazardous substances found at the site. Although CERCLA, as amended, currently exempts petroleum, including but not limited to, crude oil, natural gas and natural gas liquids, from the definition of hazardous substance, Camber’s operations may involve the use or handling of other materials that may be classified as hazardous substances under CERCLA. Furthermore, the exemption may not be preserved in future amendments of the act, if any.

RCRA and comparable state and local requirements impose standards for the management, including treatment, storage, and disposal, of both hazardous and non-hazardous solid wastes. Camber generates hazardous and non-hazardous solid waste in connection with its routine operations. From time to time, proposals have been made that would reclassify certain oil and natural gas wastes, including wastes generated during drilling and production operations, as “hazardous wastes” under RCRA, which would make such solid wastes subject to much more stringent handling, transportation, storage, disposal, and clean-up requirements. This development could have a significant impact on its operating costs. While state laws vary on this issue, state initiatives to further regulate oil and natural gas wastes could have a similar impact. Because oil and natural gas exploration and production, and possibly other activities, have been conducted at some of Camber’s properties by previous owners and operators, materials from these operations remain on some of the properties and in some instances, require remediation. In addition, in certain instances, Camber has agreed to indemnify sellers of producing properties from which it has acquired reserves against certain liabilities for environmental claims associated with such properties. While Camber does not believe that costs to be incurred by it for compliance and remediating previously or currently owned or operated properties will be material, there can be no guarantee that such costs will not result in material expenditures.

Additionally, in the course of Camber’s routine oil and natural gas operations, surface spills and leaks, including casing leaks, of oil or other materials occur, and these can lead to costs for waste handling and environmental compliance. Moreover, Camber is able to control directly the operations of only those wells for which it acts as the operator. Management believes that Camber is in substantial compliance with applicable environmental laws and regulations.

In response to liabilities associated with these activities, accruals are established when reasonable estimates are possible. Such accruals would primarily include estimated costs associated with remediation. Camber has used discounting to present value in determining Camber’s accrued liabilities for environmental remediation or well closure, but no material claims for possible recovery from third party insurers or other parties related to environmental costs have been recognized in Camber’s financial statements. Camber adjust the accruals when new remediation responsibilities are discovered and probable costs become estimable, or when current remediation estimates must be adjusted to reflect new information.

Camber does not anticipate being required in the near future to expend amounts that are material in relation to its total capital expenditures program by reason of environmental laws and regulations, but inasmuch as such laws and regulations are frequently changed, it is unable to predict the ultimate cost of compliance. More stringent laws and regulations protecting the environment may be adopted in the future and it may incur material expenses in connection with environmental laws and regulations in the future.

Occupational Health and Safety. Camber is also subject to laws and regulations concerning occupational safety and health. Due to the continued changes in these laws and regulations, and the judicial construction of many of them, it is unable to predict with any reasonable degree of certainty its future costs of complying with these laws and regulations. Camber considers the cost of safety and health compliance a necessary and manageable part of its business. Camber has been able to plan for and comply with new initiatives without materially altering its operating strategies.

Hydraulic Fracturing. Vast quantities of natural gas, natural gas liquids and oil deposits exist in deep shale and other unconventional formations. It is customary in Camber’s industry to recover these resources through the use of hydraulic fracturing, combined with horizontal drilling. Hydraulic fracturing is the process of creating or expanding cracks, or fractures, in deep underground formations using water, sand and other additives pumped under high pressure into the formation. As with the rest of the industry, Camber uses hydraulic fracturing as a means to increase the productivity of almost every well that it drills and completes. These formations are generally geologically separated and isolated from fresh ground water supplies by thousands of feet of impermeable rock layers. Camber follows applicable legal requirements for groundwater protection in its operations that are subject to supervision by state and federal regulators (including the Bureau of Land Management (“BLM”) on federal acreage). Furthermore, Camber’s well construction practices require the installation of multiple layers of protective steel casing surrounded by cement that are specifically designed and installed to protect freshwater aquifers by preventing the migration of fracturing fluids into aquifers.

Injection rates and pressures are required to be monitored in real time at the surface during Camber’s hydraulic fracturing operations. Pressure is required to be monitored on both the injection string and the immediate annulus to the injection string. Hydraulic fracturing operations are required to be shut down if an abrupt change occurs to the injection pressure or annular pressure. These aspects of hydraulic fracturing operations are designed to prevent a pathway for the fracturing fluid to contact any aquifers during the hydraulic fracturing operations.

Hydraulic fracture stimulation requires the use of water. Camber uses fresh water or recycled produced water in its fracturing treatments in accordance with applicable water management plans and laws. Several proposals have previously been presented to the U.S. Congress that, if implemented, would either prohibit or restrict the practice of hydraulic fracturing or subject the process to regulation under the Safe Drinking Water Act. Several states have previously considered, or are currently considering, legislation to regulate hydraulic fracturing practices that could impose more stringent permitting, transparency, and well construction requirements on hydraulic-fracturing operations or otherwise seek to ban fracturing activities altogether. Hydraulic fracturing of wells and subsurface water disposal are also under public and governmental scrutiny due to potential environmental and physical impacts, including possible contamination of groundwater and drinking water and possible links to earthquakes. In addition, some municipalities have significantly limited or prohibited drilling activities and/or hydraulic fracturing, or are considering doing so.

Restrictions on hydraulic fracturing could make it prohibitive to conduct Camber’s operations, and also reduce the amount of oil, natural gas liquids and natural gas that it is ultimately able to produce in commercial quantities from its properties.

The Endangered Species Act. The Endangered Species Act (“ESA”) restricts activities that may affect areas that contain endangered or threatened species or their habitats. While some of Camber’s assets and lease acreage may be located in areas that are designated as habitats for endangered or threatened species, Camber believes that it is in substantial compliance with the ESA. However, the designation of previously unidentified endangered or threatened species in areas where it intends to conduct construction activity could materially limit or delay its plans.

Global Warming and Climate Change. Various state governments and regional organizations are considering enacting new legislation and promulgating new regulations governing or restricting the emission of greenhouse gases from stationary sources such as Camber’s equipment and operations. Legislative and regulatory proposals for restricting greenhouse gas emissions or otherwise addressing climate change could require Camber to incur additional operating costs and could adversely affect demand for the natural gas and oil that it sells. The potential increase in its operating costs could include new or increased costs to obtain permits, operate and maintain its equipment and facilities, install new emission controls on its equipment and facilities, acquire allowances to authorize its greenhouse gas emissions, pay taxes related to its greenhouse gas emissions and administer and manage a greenhouse gas emissions program.

Taxation. Camber’s operations, as is the case in the petroleum industry generally, are significantly affected by federal tax laws. Federal, as well as state, tax laws have many provisions applicable to corporations which could affect its future tax liabilities.

Commitments and Contingencies. Camber is liable for future restoration and abandonment costs associated with its oil and gas properties. These costs include future site restoration, post closure and other environmental exit costs. The costs of future restoration and well abandonment have not been determined in detail. State regulations require operators to post bonds that assure that well sites will be properly plugged and abandoned. Camber currently operates only in Texas, which requires a security bond based on the number of wells Camber operates. Management views this as a necessary requirement for operations and does not believe that these costs will have a material adverse effect on its financial position as a result of this requirement.

Recent Reverse Stock Splits and Amendments to Articles

On March 1, 2018, Camber filed a Certificate of Amendment to Camber’s Articles of Incorporation with the Secretary of State of Nevada to affect a 1-for-25 reverse stock split of all outstanding common stock shares of Camber which was effective on March 5, 2018. On December 20, 2018, Camber filed a Certificate of Change with the Secretary of State of Nevada to affect another 1-for-25 reverse stock split of Camber’s (a) authorized shares of common stock (from 500,000,000 shares to 20,000,000 shares); and (b) issued and outstanding shares of common stock, which was effective on December 24, 2018. Effective on April 10, 2019, Camber amended its Articles of Incorporation to increase the number of Camber’s authorized shares of common stock, $0.001 per value per share, from 20,000,000 shares to 250,000,000 shares. On July 3, 2019, Camber filed a Certificate of Amendment to Camber’s Articles of Incorporation with the Secretary of State of Nevada to affect another 1-for-25 reverse stock split of all outstanding common stock shares of Camber, which was effective on July 8, 2019. The effect of the July 2019 reverse stock split was to combine each 25 shares of outstanding common stock into one new share, with no change in authorized shares (which remained 250 million) or par value per share, and to reduce the number of common stock shares outstanding from approximately 53.9 million shares to approximately 2.2 million shares (prior to rounding). On October 28, 2019, Camber filed a Certificate of Change with the Secretary of State of Nevada to affect a 1-for-50 reverse stock split of Camber’s (a) authorized shares of common stock (from 250,000,000 shares to 5,000,000 shares); and (b) issued and outstanding shares of common stock. The reverse stock split was effective on October 29, 2019. The effect of the reverse stock split was to combine every 50 shares of outstanding common stock into one new share, with a proportionate 1-for-50 reduction in Camber’s authorized shares of common stock, but with no change in the par value per share of the common stock. The result of the reverse stock split was to reduce the number of common stock shares outstanding on the effective date of the reverse, from approximately 74.5 million shares to approximately 1.5 million shares (prior to rounding).

Effective on April 17, 2020, Camber filed a Certificate of Amendment to its Articles of Incorporation with the Secretary of State of Nevada to increase its authorized shares of common stock to 25 million shares of common stock.

All issued and outstanding shares of common stock, conversion terms of preferred stock, options and warrants to purchase common stock and per share amounts contained herein have been retroactively adjusted to reflect the reverse splits for all periods presented.

Camber Description of Property

Areas of Activities

 Camber has invested in areas that are known to be productive, with a reasonably established production history, in order to decrease geological and exploratory risk. Camber’s Glasscock County, Texas properties produce oil and gas primarily from the Wolfberry, Cline and Fusselman formations and are all non-operated.

The following table summarizes Camber’s gross and net developed leasehold acreage at March 31, 2020. Developed acreage is the number of acres that are allocated or assignable to producing wells or wells capable of production. Camber holds no undeveloped acreage as of March 31, 2020. Acreage in which Camber’s interest is limited to royalty and overriding royalty interests is excluded:

Acreage

	Total		Developed		Undeveloped
	Gross	Net	Gross	Net	Gross	Net
Glasscock and Hutchinson County, Texas	4,138	776	4,138	776	—	—
Total	4,138	776	4,138	776	—	—

Camber believes that it has satisfactory title, in all material respects, to substantially all of its producing properties in accordance with standards generally accepted in the oil and natural gas industry.

 Production, Sales Price and Production Costs

Camber produced oil, natural gas and NGLs from 25 non-operated wells in Glasscock County, Texas during the three months ended June 30, 2020 and the year ended March 31, 2020. Camber operated 35 non-producing wells in Hutchinson County, Texas during the year ended March 31, 2020, which wells were transferred to PetroGlobe in July 2020 as discussed under “Camber Legal Proceedings”, beginning on page 125.

The following table sets forth the operating results and production data for Camber’s oil and gas exploration and production segment, for the periods indicated:

	Three Months Ended June 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
Sale Volumes:
Crude Oil (Bbls)	1,192	1,561	(369)	(24)%
Natural Gas (Mcf)	3,671	4,350	(679)	(16)%
NGL (Gallons)	37,915	46,899	(8,984)	(19)%
Total (Boe)(1)	2,707	3,402	(695)	(20)%

Crude Oil (Bbls per day)	13	17	(4)	(24)%
Natural Gas (Mcf per day)	40	48	(8)	(16)%
NGL (Gallons per day)	417	515	(98)	(19)%
Total (Boe per day)(1)	29	37	(8)	(20)%

Average Sale Price:
Crude Oil ($/Bbl)	$18.28	$60.04	$(41.74)	(70)%
Natural Gas ($/Mcf)	$1.13	$1.66	$(0.53)	(32)%
NGL ($/Bbl)	$8.57	$18.31	$(9.74)	(53)%

Net Operating Revenues:
Crude Oil	$21,789	$93,699	$(71,910)	(77)%
Natural Gas	4,164	7,204	(3,040)	(42)%
NGL	7,736	20,448	(12,712)	(62)%
Total Oil and Gas Revenues	$33,689	$121,351	$(87,662)	(72)%

Sales volumes decreased by approximately 20% from the three months ended June 30, 2019 to the three months ended June 30, 2020, due to a significant drop in the market price of oil and gas compared to the same period in the prior year, due mainly to decreased demand due to COVID-19, including an approximate 70% decline in the average sales price of crude oil.

(1) Assumes 6 Mcf of natural gas equivalents and 42 gallons of NGL to 1 barrel of oil, respectively.

The following tables represent Camber’s total production, average sales prices and average production costs for the years ended March 31, 2020 and 2019:

	2020	2019
Net Operating Revenues:
Crude Oil	$296,036	$526,365
Natural Gas	37,049	772,105
NGL	64,033	1,443,632
Total Revenues	$397,118	$2,742,102

Production sales:
Crude oil (Bbls)	5,399	8,846
Natural gas (Mcf)	18,892	321,423
NGL (Gallons)	190,503	2,153,280
Total (barrels oil equivalent or Boe)(1)	13,084	113,685

Average Sales Price:
Crude Oil ($/Bbl)	$54.83	$59.51
Natural Gas ($/Mcf)	1.96	2.40
NGL ($/Gal)	0.34	0.67

Average Production Cost ($/Boe):	$37.76	$26.42

As of March 31, 2020, production from the Glasscock field (Camber’s only field) comprised 100% of its total proved reserves. The production volumes for the years ended March 31, 2020 and 2019 are represented in the table below:

	2020	2019
Hutchinson Area
Crude oil (Bbls)	—	132
Natural gas (Boe)	—	—
NGL (Bbls)	—	—

Glasscock County
Crude oil (Bbls)	4,962	5,897
Natural gas (Boe)	3,149	20,241
NGL (Bbls)	4,536	5,387

Well Summary

The following table presents Camber’s ownership in productive crude oil and natural gas wells at March 31, 2020. The gross number represents the number of wells in which Camber has a working interest. The net number is the sum of Camber’s net revenue interest in each well.

	Gross	Net
Hutchinson and Glasscock Counties, Texas:	25	1.16
Total	25	1.16

Drilling Activity

During the three months ended June 30, 2020 and during the years ended March 31, 2020 and 2019, Camber had no gross or net wells that were in the process of being drilled nor did Camber have any delivery commitments.

At June 30, 2020, Camber had no gross or net wells that were in the process of being drilled nor did Camber have any delivery commitments.

Oil and Natural Gas Reserves

Reserve Information. For estimates of Camber’s net proved producing reserves of crude oil and natural gas, as well as discussion of Camber’s proved and probable undeveloped reserves, see “Supplemental Oil and Gas Disclosures (Unaudited)” of the Audited Consolidated Financial Statements of Camber beginning on page F-59. At March 31, 2020, Camber’s total estimated proved reserves were 133,442 Boe of which 54,850 Bbls were crude oil reserves, 43,955 Bbls were NGL reserves and 207,823 Mcfs were natural gas reserves.

Internal Controls. Stephen R. Keene, a consultant, is the technical person primarily responsible for overseeing the preparation of the reserves estimates, which means that he was primarily responsible for the input parameters of Camber’s internal reserves estimation process (which are based upon the best available production, engineering and geologic data) and provided a technical review of the veracity of the annual audit of Camber’s year end reserves by its independent third party engineers.

Mr. Keene has over 40 years’ experience in oil and gas and has performed oil and gas consulting, supervision and design and analysis services for various entities in the states of Colorado, Texas, New Mexico, Wyoming, Utah and Oklahoma. Mr. Keene graduated from Texas Tech University with a Bachelor’s of Science Degree in Petroleum Engineering in 1976. Mr. Keene has experience with leasing large ranches, assembling small lot tracts, leasing corporate mineral interests, drafting lease terms, managing land teams, negotiating on and offsite drilling locations, pipeline easements, review of title documents, farmout and participation agreements, Texas Rail Road Commission filings, gas contracts and JIB agreements. He also has experience with vertical and horizontal drilling supervision, well design, AFE cost estimations, well log analysis, and control, logistics, urban noise abatement and equipment routing.

The preparation of Camber’s reserve estimates is in accordance with its prescribed procedures that include verification of input data into a reserve forecasting and economic software, as well as management review. Camber’s reserve analysis includes, but is not limited to, the following:

●	Research of operators near its lease acreage. Review operating and technological techniques, as well as reserve projections of such wells.
●	The review of internal reserve estimates by well and by area by a qualified petroleum engineer. A variance by well to the previous year-end reserve report is used as a tool in this process.
●	SEC-compliant internal policies to determine and report proved reserves.
●	The discussion of any material reserve variances among management to ensure the best estimate of remaining reserves.

Qualifications of Third-Party Engineers. For the years ended March 31, 2020 and 2019, respectively, the technical person responsible for the audit of Camber’s reserve estimates at Graves & Co. Consulting LLC was Allen C. Barron, who meets the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. Graves & CO. Consulting LLC is an independent firm and does not own an interest in Camber’s properties and is not employed on a contingent fee basis. Reserve estimates are imprecise and subjective, and may change at any time as additional information becomes available. Furthermore, estimates of oil and gas reserves are projections based on engineering data. There are uncertainties inherent in the interpretation of this data as well as the projection of future rates of production. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. A copy of the report issued by Graves & Co. Consulting LLC is incorporated by reference into this joint proxy statement/prospectus as Exhibit 23.3.

For more information regarding Camber’s oil and gas reserves, please refer to “Supplemental Oil and Gas Disclosures (Unaudited)” of the Audited Consolidated Financial Statements of Camber beginning on page F-59.

Office Lease

Effective October 1, 2017, Camber entered into an agreement to sublease space on a month to month basis in San Antonio, Texas at 4040 Broadway, Suite 425 from RAD2 Minerals, Ltd., an entity owned and controlled by Mr. Azar, Camber’s former Interim Chief Executive Officer. Monthly rent for October through December 2017 was $5,000 per month, increasing to $7,500 per month effective January 2018. The lease agreement was terminated effective June 30, 2018. Camber agreed under a verbal contract to lease the same space on a month-to-month basis for $2,500 per month beginning effective July 1, 2018.

Effective August 1, 2018, Camber terminated its month-to-month lease with RAD2, and entered into a month-to-month lease at 1415 Louisiana, Suite 3500, Houston, Texas 77002 with BlackBriar Advisors LLC (“BlackBriar”). Pursuant to the sublease, BlackBriar is providing Camber, without charge, use of the office space in Houston, Texas. BlackBriar is affiliated with Camber’s Chief Financial Officer.

Camber Legal Proceedings

Legal Proceedings. Camber is periodically named in legal actions arising from normal business activities. Camber evaluates the merits of these actions and, if it determines that an unfavorable outcome is probable and can be reasonably estimated, Camber will establish the necessary reserves. Camber is not currently involved in legal proceedings that could reasonably be expected to have a material adverse effect on its business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future.

Maranatha Oil Matter

In November 2015, Randy L. Robinson, d/b/a Maranatha Oil Co. sued Camber in Gonzales County, Texas (Cause No. 26160). The plaintiff alleged that it assigned oil and gas leases to Camber in April 2010, retaining a 4% overriding royalty interest and 50% working interest and that Camber failed to pay such overriding royalty interest or royalty interest. The interests relate to certain oil and gas properties which Camber subsequently sold to Nordic Oil USA in April 2013. The petition alleges causes of actions for breach of contract, failure to pay royalties, non-payment of working interest, fraud, fraud in the inducement of contract, money had and received, constructive trust, violation of theft liability act, continuing tort and fraudulent concealment. The suit seeks approximately $100,000 in amounts alleged owed, plus pre-and post-judgment interest. Camber has filed a denial to the claims and intends to vehemently defend itself against the allegations.

PetroGlobe Energy Holdings, LLC and Signal Drilling, LLC

In March 2019, PetroGlobe and Signal sued Camber in the 316th Judicial District of Hutchinson County, Texas (Cause No. 43781). The plaintiffs alleged causes of action relating to negligent misrepresentation; fraud and willful misconduct; gross negligence; statutory fraud; breach of contract; and specific performance, in connection with a purchase and sale agreement entered into between the parties in March 2018, relating to the purchase by plaintiffs of certain oil and gas assets from Camber, and a related joint venture agreement. The lawsuit seeks in excess of $600,000 in damages, as well as pre- and post-judgment interest, court costs and attorneys’ fees, and punitive and exemplary damages. Additionally, a portion of the revenues from the properties in contention are being held in suspense as a result of the lawsuit. On October 31, 2019, Camber brought counterclaims against PetroGlobe and Signal, and Petrolia Oil, LLC and Ian Acrey, including bringing claims for causes of actions including declaratory judgment (that PetroGlobe and certain other plaintiffs represented that a lease and related wells were free of all agreements and rights in favor of third parties and provided a special warranty of title pursuant to the purchase and sale agreement); breach of contract (in connection with the purchase and sale agreement); statutory fraud; common law fraud (against Mr. Acrey and other plaintiffs); fraud by non-disclosure (against Mr. Acrey and other plaintiffs); negligent misrepresentation (against Mr. Acrey and other plaintiffs); breach of fiduciary duty (against Mr. Acrey and other plaintiffs) and seeking attorney’s fees and pre- and post-judgment interest.

On January 31, 2020, Camber entered into a Compromise Settlement Agreement (the “Settlement Agreement”) with PetroGlobe, Signal Drilling, LLC (“Signal”), Petrolia Oil, LLC (“Petrolia”), Prairie Gas Company of Oklahoma, LLC (“PGCO”), and Canadian River Trading Company, LLC (“CRTC”). Pursuant to the Settlement Agreement, Camber agreed to pay PetroGlobe $250,000, of which $100,000 was due upon execution of the Settlement Agreement, which payment has been made, and $150,000 was paid to an escrow account, which release was subject to approval by Camber upon the successful transfer of all wells and partnership interests of Camber’s current wholly-owned subsidiary CE to PetroGlobe, which was completed in July 2020.

Camber released the parties to the Settlement Agreement, including Ian Acrey, individually, as well as their officers, directors, or members from any claims asserted in the lawsuit, and the parties to the Settlement Agreement along with Ian Acrey, individually, released Camber, its officers, directors, stockholders and affiliate corporations from any claims asserted in the lawsuit. Camber did not release any claims or causes of action against N&B Energy, LLC, Sezar Energy, LLP related to Richard Azar, or any of their affiliates, or predecessors, or successors.

The parties filed a motion and order to dismiss the lawsuit with prejudice shortly after execution of the Settlement Agreement.

Apache Corporation

In December 2018, Apache Corporation (“Apache”) sued Camber, Sezar Energy, L.P., and Texokcan Energy Management Inc., in the 129th Judicial District Court of Harris County, Texas (Cause 2018-89515). Apache alleged causes of action for Breach of Contract, Money Had & Received and Conversion, relating to amounts Apache alleged it was owed under a joint operating agreement. Apache is seeking $656,908 in actual damages, exemplary damages, pre- and post-judgment interest, court costs and other amounts which it may be entitled. Camber filed a general denial to the claims and asserted the affirmative defense of failure to mitigate. On July 13, 2020, Apache filed a Second Amended Petition against Camber, Sezar, Texokcan, N&B Energy, LLC and Richard N. Azar, II alleging Breach of Contract, Defaults under a Joint Operating Agreement, Money Had & Received and Conversion, relating to amounts Apache allegedly overpaid Sezar and Azar and Unjust Enrichment. The Company negotiated an agreement with Apache to obtain a release of all liability for $20,000 and dismiss the litigation against the Company in October 2020.

N&B Energy

On September 12, 2019, N&B Energy filed a petition in the District Court for the 285th Judicial District of Bexar County, Texas (Case #2019CI11816). Pursuant to the petition, N&B Energy raises claims against Camber for breach of contract, unjust enrichment, money had and received and disgorgement, in connection with $706,000 which it alleges it is owed under the Sale Agreement for true ups and post-closing adjustments associated therewith. The petition seeks amounts owed, pre- and post-judgment interest and attorney’s fees. Camber denies N&B Energy’s claims, believes it is owed approximately $600,000 related to the Sale Agreement and intends to vehemently defend itself against the allegations and claims and seek counterclaims. Camber is currently in negotiations to resolve the matter with N&B Energy through binding arbitration which occurred on August 27, 2020. The Company anticipates a decision on or before October 9, 2020.

INFORMATION ABOUT MERGER SUB

Merger Sub is a direct, wholly-owned subsidiary of Camber. Merger Sub was incorporated in the State of Nevada on May 19, 2020 for the purposes of merging with and into Viking in the merger. Merger Sub has not carried on any activities other than in connection with the merger agreement.

INFORMATION ABOUT VIKING

Overview

Viking Energy Group, Inc. is an independent exploration and production company focused on the acquisition and development of oil and natural gas properties in the Gulf Coast and Mid-Continent regions of the United States. The company owns oil and gas leases in Texas, Louisiana, Mississippi and Kansas.

Viking’s common stock is traded on the OTCQB under the symbol “VKIN.”

Viking’s headquarters are located at 15915 Katy Freeway, Suite 450, Houston, Texas, 77094. The telephone number at that location is (281) 404-4387. Additional information about Viking can be found at www.vikingenergygroup.com. See also “Where You Can Find More Information” beginning on page 266.

Viking’s business plan is to engage in the acquisition, exploration, development and production of oil and natural gas properties, both individually and through collaborative partnerships with other companies in this field of endeavor. On March 8, 2016, Viking incorporated a wholly-owned subsidiary, Viking Oil & Gas (Canada) ULC, in Alberta, Canada, to hold its Canadian oil and gas interests. On August 30, 2016, Viking organized a wholly-owned subsidiary, Mid-Con Petroleum, LLC (“Mid-Con Petroleum”), a Kansas limited liability company, to hold oil and gas interests in the central United States. On August 25, 2017, Viking organized another wholly-owned subsidiary, Mid-Con Drilling, LLC (“Mid-Con Drilling”), a Kansas limited liability company, to hold additional oil and gas interests in the central United States. On December 27, 2017, Viking organized a third wholly-owned subsidiary, Mid-Con Development, LLC (“Mid-Con Development”), a Kansas limited liability company, to hold additional oil and gas interests in the central United States. In 2016 and 2017, Viking acquired oil and gas interests in Kansas through these subsidiaries, and in December of 2017, Viking acquired Petrodome Energy, LLC, a Texas limited liability company based in Houston, Texas, with interests in oil and gas leases in Texas, Louisiana and Mississippi. During November, 2018, Viking organized, Ichor Energy Holdings, LLC, (a Nevada limited liability company), Ichor Energy, LLC (a Nevada limited liability company), Ichor Energy (TX), LLC (a Texas limited liability company), and Ichor Energy (LA), LLC (a Louisiana limited liability company) to facilitate the acquisition and ownership of additional oil and gas interests in Texas and Louisiana. On December 28, 2018, Viking completed an acquisition of additional oil and gas interests in Texas and Louisiana, and in connection therewith: (i) Ichor Energy (LA), LLC, a wholly-owned subsidiary of Ichor Energy LLC, acquired all of the purchased assets located in Louisiana; and (ii) Ichor Energy (TX), LLC, an initially wholly-owned subsidiary of Ichor Energy, acquired all of the purchased assets located in Texas. On February 3, 2020, Viking completed an acquisition of additional oil and gas interests in Texas and Louisiana through a partially owned Nevada subsidiary, Elysium Energy Holdings, LLC.

Oil and Natural Gas Properties

On November 3, 2014, Viking entered into a Purchase and Sale, Petroleum and Natural Gas Conveyance Agreement (the “Agreement”), with Tanager Energy Inc., a Canadian corporation listed on the TSX Venture Exchange as a Tier 2 company and trading under the stock symbol “TAN” (“Tanager Energy”). Pursuant to the Agreement, Viking acquired a 50% working interest in the Joffre oil and gas property located in Alberta, Canada (the “Joffre Property”). On or about March 30, 2016, the working interest was registered in the name of Viking’s wholly-owned subsidiary, Viking Oil & Gas (Canada) ULC. The administration of these assets proved to be inefficient and unprofitable. The investment in these properties, as well as all uncollected receivables associated with it, were either fully impaired or fully reserved. Effective September 30, 2018, Viking negotiated a sale and settlement of this Canadian interest and a resolution of all intercompany balances associated with it, for proceeds to Viking of $232,545. An asset retirement obligation of $466,031, offset by the net asset retirement cost of $293,296 associated with this investment, generated a gain from disposal of these assets of $405,280.

On February 23, 2016, Viking closed on the acquisition of working interests in four leases with access to the mineral rights (oil and gas) concerning approximately 281 acres of property in Miami and Franklin Counties in eastern Kansas. On October 4, 2016, Viking completed an acquisition whereby Viking (i) increased its working interest in three existing oil and gas leases in Miami and Franklin Counties in Eastern Kansas, and (ii) acquired a working interest in four new oil and gas leases in the same region, comprising approximately 660 acres of property. On September 11, 2017, Viking, through its wholly-owned subsidiary, Mid-Con Drilling, LLC (“Mid-Con Drilling”) acquired a 90% working interest in four new oil and gas leases in Anderson County in Eastern Kansas, comprising approximately 980 acres of property. On October 2, 2017, Viking, through Mid-Con Drilling, closed on an acquisition, effective October 1, 2017, of a 100% working interest in six new oil and gas leases in Miami and Franklin Counties in Eastern Kansas. On October 4, 2017, Viking, through Mid-Con Drilling, closed on an acquisition, effective September 1, 2017, of an 80% working interest in six new oil and gas leases in Riley, Geary and Wabaunsee Counties in Kansas. On December 29, 2017, Viking through its wholly owned subsidiary, Mid-Con Development, LLC (“Mid-Con Development”) completed an acquisition of working interests in approximately 41 oil and gas leases in Ellis and Rooks Counties in Kansas, comprising several thousand acres. On January 12, 2018, Viking, through Mid-Con Drilling, completed an acquisition of a 100% working interest in seven new oil and gas leases in Woodson and Allen Counties in Eastern Kansas. Effective February 1, 2018, Viking, through Mid-Con Drilling, closed on the acquisition of a working interest in a lease with access to the mineral rights (oil and gas) concerning approximately 80 acres of property in Douglas County in eastern Kansas. As of December 31, 2019, these central United States oil and gas properties consist of interests in approximately 377 producing wells and 135 injector wells.

On December 22, 2017, Viking closed on the acquisition of 100% of the membership interests in Petrodome Energy, LLC, a Texas limited liability company based in Houston, Texas, with multiple subsidiaries having working interests in multiple oil and gas leases in Texas, Louisiana and Mississippi, comprising approximately 11,700 acres.

On January 12, 2018, Viking, through Mid-Con Drilling completed an acquisition of a 100% working interest in seven new oil and gas leases in Woodson and Allen Counties in Eastern Kansas.

Effective February 1, 2018, Viking, through Mid-Con Drilling, closed on the acquisition of a working interest in a lease with access to the mineral rights (oil and gas) concerning approximately 80 acres of property in Douglas County in Eastern Kansas.

On December 28, 2018, Viking, through its subsidiary Ichor Energy, LLC (“Ichor Energy”) completed an acquisition (the “Ichor Energy Acquisition”) of working interests in certain oil and gas leases in Texas (primarily in Orange and Jefferson Counties) and Louisiana (primarily in Calcasieu Parish), which include 58 producing wells, 31 salt water disposal wells, 46 shut in wells and 4 non-producing wells. The properties produce hydrocarbons from known reservoirs/sands in the on-shore Gulf Coast region, with an average well depth in excess of 10,600 feet.

On May 1, 2019, Viking’s subsidiary, Mid-Con Development sold all of its interests in the oil and gas assets Mid-Con Development owned in Ellis and Rooks Counties, Kansas, consisting of working interests in approximately 41 oil leases comprising several thousand acres.

On May 10, 2019, Petrodome Louisiana Pipeline LLC (“Petrodome LA”), a subsidiary of Viking’s subsidiary, Petrodome Energy, LLC, acquired a majority working interest in 6 gas wells (including 2 producing gas wells), 1 producing oil well and 1 salt water disposal well located in the East Mud Lake Field in Cameron Parish, Louisiana, with leases to mineral rights (oil and gas) concerning approximately 765 acres.

On February 3, 2020, Elysium Energy, LLC (“Elysium Energy”), the subsidiary of Viking’s 70%-owned subsidiary, Elysium Energy Holdings, LLC, acquired interests in oil and gas properties located in Texas and Louisiana, which included leases, working interests, and over-riding royalty interests in oil and gas properties in Texas (approximately 72 wells in 11 counties) and Louisiana (approximately 55 wells in 6 parishes), along with associated equipment. On February 4, 2020, Elysium Energy hedged 75% of the estimated oil and gas production associated with the newly acquired assets for 2020, 60% of the estimated production for 2021, and 50% of the estimated production for the period between January 2022 to July 2022. Theses hedges have a floor of $45.00 and a ceiling ranging from $52.70 to $56.00 for oil, and a floor of $2.00 and a ceiling of $2.425 for natural gas.

Oil and Natural Gas Reserves

As of December 31, 2019, all of Viking’s proved oil and natural gas reserves were located in the United States, in the States of Texas, Louisiana, Mississippi and Kansas.

The following tables set forth summary information with respect to Viking’s proved reserves as of December 31, 2019 and 2018. For additional information see Supplemental Information on Oil and Natural Gas Producing Activities – (Unaudited)” in Viking’s consolidated audited financial statements under “Index to the Financial Statements”, beginning on page 268.

	Proved Reserves at December 31, 2019
Reserves Category	Crude Oil (MBBLs)	Natural Gas (MMCF)	Total Proved (BOE) (1)
Proved Reserves
Developed	4,524,462	18,888,400	7,672,566
Developed Non-Producing	959,240	6,125,500	1,980,157
Undeveloped	2,512,363	9,958,800	4,172,167

Total Proved Reserves	7,996,065	34,972,700	13,824,890

Estimated Future Net Cash Flows			$303,763,487
10% annual discount for estimated timing of cash flows			(135,523,587)
Standardized Measure of Discounted Future Net Cash Flows - (PV10) (2)			$168,239,900

	Proved Reserves at December 31, 2018
Reserves Category	Crude Oil (MBBLs)	Natural Gas (MMCF)	Total Proved (BOE) (1)
Proved Reserves
Developed	5,808,882	20,195,830	9,174,854
Developed Non-Producing	916,914	2,515,620	1,336,184
Undeveloped	4,005,422	12,046,650	6,013,197

Total Proved Reserves	10,731,218	34,758,100	16,524,235

Estimated Future Net Cash Flows			$464,214,477
10% annual discount for estimated timing of cash flows			(219,657,382)
Standardized Measure of Discounted Future Net Cash Flows - (PV10) (2)			$244,557,095

(1) - BOE (barrels of oil equivalent) is calculated by a ratio of 6 Mcf to 1 Bbl of oil.

(2) - PV-10 represents the discounted future net cash flows attributable to Viking’s proved oil and natural gas reserves discounted at 10%. PV-10 of Viking’s total year-end proved reserves is considered a non-US GAAP financial measure as defined by the SEC. Viking believes that the presentation of the PV-10 is relevant and useful to investors because it presents the discounted future net cash flows attributable to Viking’s proved reserves. Viking further believes investors and creditors use its PV-10 as a basis for comparison of the relative size and value of Viking’s reserves to other companies.

Net Production, Unit Prices and Costs

The following table presents certain information with respect to oil and natural gas production attributable to Viking’s interests in all of its properties in the United States, the revenue derived from the sale of such production, average sales prices received and average production costs during the years ended December 31, 2019 and 2018.

	Unit of	December 31,
	Measure	2019	2018
Production
Oil	Barrels	531,893	130,889
Natural Gas	Mcf	2,366,280	56,685
BOE		926,273	140,337

Sales
Oil	Barrels	$32,056,714	$8,032,407
Natural Gas	Mcf	$6,019,879	$190,872

Average Sales Prices
Oil	Barrels	$60.27	$61.37
Natural Gas	Mcf	$2.54	$3.37

Production - Lease operating expenses		$13,076,020	$3,835,549

Average Cost of Production per BOE		$14.12	$27.33

Drilling and Other Exploratory and Development Activities

During the year ended December 31, 2019, Viking invested approximately $2.5 million relative to drilling and development activities.

In the counties of Riley and Wabaunsee, Kansas, Viking commenced drilling projects on two new wells.  The first project proved to be non-productive, and Viking elected to plug and abandon the project.  The second project was not completed, and Viking may pursue this project in 2020, funding permitting.

In Liberty County, Texas, Viking performed a recompletion on a well, shot new perforations and brought it back to production for a small increase in output.  Additionally, Viking opened two previously shut-in wells resulting in increased gas production of 300 mcf per day and an increase in oil production of 100 barrels per day.  Viking shot new zones and perforations in a salt water disposal well to achieve lower pressure on the well.  Additional swabbing of the casing is still needed to achieve the desired results.  Viking also used a coil unit on an additional well to achieve lowering pressures to desired results.

In Newton County, Texas, Viking moved in a workover rig to mill through an obstruction that was impeding production on a particular well.  After washing it out, Viking was able to bring it back to production.

In St. Landry Parish, Louisiana, Viking replaced a failed down hole pump with a larger pump and corresponding tubing to increase production.

In Acadia Parish, Louisiana, Viking moved in a coil unit to wash out a salt water disposal well, moved in an electric line unit and shot a new zone, resulting in a lower pressure and an increased capacity to dispose of water.

In Calcasieu Parish, Louisiana, Viking washed out the perforations on several salt water wells using a coil unit to lower pressure on the wells, and also performed equipment repairs on a separator.  Viking moved a workover rig in to fix the casing on a well, and attempted to pull a packer in the process.  While washing it down to get the packer Viking discovered additional leaks and determined to shut in the well.  In two wells, Viking installed a dehydration unit to dry the gas, and stop it from freezing.  Viking also performed an acid treatment on a well to help clean out the tubing and the perforations.

In Jefferson Parish, Louisiana, Viking swabbed a well in to help bring the oil and water to the surface because of low bottom hole pressure on the well.

In Cameron Parish, Louisiana, Viking utilized a workover rig on some newly purchased assets to pull tubing and a packer, and to re-perforate a new zone.  As Viking was pulling the tubing, it found parted tubing and tried fishing it out.  Viking reached a point where it couldn’t pull more tubing, so it ran back into the hole, set a new packer and tubing, and turned the well back to production at a volume a bit lower than when it started.  On yet another well Viking was able to increase production by converting the well from a pumping unit to a down hole pump.

Present Activities

Viking is not presently drilling any new wells.

Delivery Commitments

Viking is not currently committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements.

Productive Wells

The following table sets forth the number of wells in Viking’s inventory, in which Viking maintained ownership interests as of December 31, 2019 and 2018. All wells are located in the United States, in the States of Texas, Louisiana, Mississippi and Kansas.

	December 31, 2019		December 31, 2018
Well Category	Oil	Gas	Oil	Gas

Producers	261	38	472	34
Producer - P&A’d	6	—	9	—
Non-Producing	13	—	18	—
Injector	89	—	129	—
Salt Water Disposal	36	—	44	—
Shut In	46	—	46	—
ORRI	1	—	1	—
	452	38	719	34

Employees

As of September 30, 2020, Viking has 10 full-time employees, all working at the company’s office in Houston, Texas. Outside of the Houston operation, Viking continues to retain outside consultants as needed, involved in business development, business analysis, financial consulting, web programming and designing, execution and support of Viking’s business.

Competition

Viking is in direct competition for properties with numerous oil and natural gas companies and partnerships exploring various areas of the United States and elsewhere. Many competitors are large, well-known oil and natural gas and/or energy companies, although no single entity dominates the industry. Many of its competitors possess greater financial and personnel resources, enabling them to identify and acquire more economically desirable energy producing properties and drilling prospects than Viking. Additionally, there is competition from other fuel choices to supply the energy needs of consumers and industry.

Regulation

Viking’s operations are subject to various types of regulation at the federal, state and local levels. These regulations include requiring permits for the drilling of wells; maintaining hazard prevention, health and safety plans; submitting notification and receiving permits related to the presence, use and release of certain materials incidental to oil and natural gas operations; and regulating the location of wells, the method of drilling and casing wells, the use, transportation, storage and disposal of fluids and materials used in connection with drilling and production activities, surface plugging and abandonment of wells and the transporting of production. Viking’s operations are also subject to various conservation matters, including the number of wells which may be drilled in a unit and the unitization or pooling of oil and natural gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration, while other states rely on voluntary pooling of lands and leases, which may make it more difficult to develop oil and gas properties. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally limiting the venting or flaring of natural gas, and impose certain requirements regarding the ratable purchase of production. The effect of these regulations is to possibly limit the amounts of oil and natural gas Viking can produce from its wells and to limit the number of wells or the locations at which it can drill.

In the United States, legislation affecting the oil and natural gas industry has been pervasive and is under constant review for amendment or expansion. Pursuant to such legislation, numerous federal, state and local departments and agencies issue recommended new and extensive rules and regulations binding on the oil and natural gas industry, some of which carry substantial penalties for failure to comply. These laws and regulations have a significant impact on oil and natural gas drilling, natural gas processing plants and production activities, increasing the cost of doing business and, consequently, affect profitability. Insomuch as new legislation affecting the oil and natural gas industry is common-place and existing laws and regulations are frequently amended or reinterpreted, Viking may be unable to predict the future cost or impact of complying with these laws and regulations. Viking considers the cost of environmental protection a necessary and manageable part of its business. Viking has historically been able to plan for and comply with new environmental initiatives without materially altering its operating strategies.

Insurance Matters

Viking maintains insurance coverage which it believes is reasonable per the standards of the oil and natural gas industry. It is common for companies in these industries to not insure fully against all risks associated with their operations either because such insurance is unavailable or because premium costs are considered prohibitive. A material loss not fully covered by insurance could have an adverse effect on Viking’s financial position, results of operations or cash flows. Viking maintains insurance at industry customary levels to limit its financial exposure in the event of a substantial environmental claim resulting from sudden, unanticipated and accidental discharges of certain prohibited substances into the environment. Such insurance might not cover the complete amount of such a claim and would not cover fines or penalties for a violation of an environmental law.

Other Matters

Environmental. Viking’s exploration, development, and production of oil and natural gas, including its operation of saltwater injection and disposal wells, are subject to various federal, state and local environmental laws and regulations. Such laws and regulations can increase the costs of planning, designing, installing and operating oil, natural gas, and disposal wells. Viking’s domestic activities are subject to a variety of environmental laws and regulations, including but not limited to, the Oil Pollution Act of 1990 (“OPA”), the Clean Water Act (“CWA”), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”), the Clean Air Act (“CAA”), and the Safe Drinking Water Act (“SDWA”), as well as state regulations promulgated under comparable state statutes. Viking is also subject to regulations governing the handling, transportation, storage, and disposal of naturally occurring radioactive materials that are found in its oil and gas operations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Additionally, these laws and regulations require the acquisition of permits or other governmental authorizations before undertaking certain activities, limit or prohibit other activities because of protected areas or species, and impose substantial liabilities for cleanup of pollution.

Under the OPA, a release of oil into water or other areas designated by the statute could result in Viking being held responsible for the costs of remediating such a release, certain OPA specified damages, and natural resource damages. The extent of that liability could be extensive, as set forth in the statute, depending on the nature of the release. A release of oil in harmful quantities or other materials into water or other specified areas could also result in Viking being held responsible under the CWA for the costs of remediation, and civil and criminal fines and penalties.

CERCLA and comparable state statutes, also known as “Superfund” laws, can impose joint and several and retroactive liability, without regard to fault or the legality of the original conduct, on certain classes of persons for the release of a “hazardous substance” into the environment. In practice, cleanup costs are usually allocated among various responsible parties. Potentially liable parties include site owners or operators, past owners or operators under certain conditions, and entities that arrange for the disposal or treatment of, or transport hazardous substances found at the site. Although CERCLA, as amended, currently exempts petroleum, including but not limited to, crude oil, natural gas and natural gas liquids, from the definition of hazardous substance, Viking’s operations may involve the use or handling of other materials that may be classified as hazardous substances under CERCLA. Furthermore, the exemption may not be preserved in future amendments of the act, if any.

RCRA and comparable state and local requirements impose standards for the management, including treatment, storage, and disposal, of both hazardous and non-hazardous solid wastes. Viking generates hazardous and non-hazardous solid waste in connection with its routine operations. From time to time, proposals have been made that would reclassify certain oil and natural gas wastes, including wastes generated during drilling and production operations, as “hazardous wastes” under RCRA, which would make such solid wastes subject to much more stringent handling, transportation, storage, disposal, and clean-up requirements. This development could have a significant impact on its operating costs. While state laws vary on this issue, state initiatives to further regulate oil and natural gas wastes could have a similar impact. Because oil and natural gas exploration and production, and possibly other activities, have been conducted at some of Viking’s properties by previous owners and operators, materials from these operations remain on some of the properties and in some instances, require remediation. In addition, in certain instances, Viking has agreed to indemnify sellers of producing properties from which it has acquired reserves against certain liabilities for environmental claims associated with such properties. While Viking does not believe that costs to be incurred by it for compliance and remediating previously or currently owned or operated properties will be material, there can be no guarantee that such costs will not result in material expenditures.

Additionally, in the course of Viking’s routine oil and natural gas operations, surface spills and leaks, including casing leaks, of oil or other materials occur, and these can lead to costs for waste handling and environmental compliance. Moreover, Viking is able to control directly the operations of only those wells for which it acts as the operator. Management believes that Viking is in substantial compliance with applicable environmental laws and regulations.

In response to liabilities associated with these activities, accruals are established when reasonable estimates are possible. Such accruals would primarily include estimated costs associated with remediation. Viking has used discounting to present value in determining Viking’s accrued liabilities for environmental remediation or well closure, but no material claims for possible recovery from third party insurers or other parties related to environmental costs have been recognized in Viking’s financial statements. Viking adjusts the accruals when new remediation responsibilities are discovered and probable costs become estimable, or when current remediation estimates must be adjusted to reflect new information.

Viking does not anticipate being required in the near future to expend amounts that are material in relation to its total capital expenditures program by reason of environmental laws and regulations, but inasmuch as such laws and regulations are frequently changed, it is unable to predict the ultimate cost of compliance. More stringent laws and regulations protecting the environment may be adopted in the future and it may incur material expenses in connection with environmental laws and regulations in the future.

Occupational Health and Safety. Viking is also subject to laws and regulations concerning occupational safety and health. Due to the continued changes in these laws and regulations, and the judicial construction of many of them, it is unable to predict with any reasonable degree of certainty its future costs of complying with these laws and regulations. Viking considers the cost of safety and health compliance a necessary and manageable part of its business. Viking has been able to plan for and comply with new initiatives without materially altering its operating strategies.

Hydraulic Fracturing. Vast quantities of natural gas, natural gas liquids and oil deposits exist in deep shale and other unconventional formations. It is customary in Viking’s industry to recover these resources through the use of hydraulic fracturing, combined with horizontal drilling. Hydraulic fracturing is the process of creating or expanding cracks, or fractures, in deep underground formations using water, sand and other additives pumped under high pressure into the formation. As with the rest of the industry, Viking uses hydraulic fracturing as a means to increase the productivity of almost every well that it drills and completes. These formations are generally geologically separated and isolated from fresh ground water supplies by thousands of feet of impermeable rock layers. Viking follows applicable legal requirements for groundwater protection in its operations that are subject to supervision by state and federal regulators (including the Bureau of Land Management (“BLM”) on federal acreage). Furthermore, Viking’s well construction practices require the installation of multiple layers of protective steel casing surrounded by cement that are specifically designed and installed to protect freshwater aquifers by preventing the migration of fracturing fluids into aquifers.

Injection rates and pressures are required to be monitored in real time at the surface during Viking’s hydraulic fracturing operations. Pressure is required to be monitored on both the injection string and the immediate annulus to the injection string. Hydraulic fracturing operations are required to be shut down if an abrupt change occurs to the injection pressure or annular pressure. These aspects of hydraulic fracturing operations are designed to prevent a pathway for the fracturing fluid to contact any aquifers during the hydraulic fracturing operations.

Hydraulic fracture stimulation requires the use of water. Viking uses fresh water or recycled produced water in its fracturing treatments in accordance with applicable water management plans and laws. Several proposals have previously been presented to the U.S. Congress that, if implemented, would either prohibit or restrict the practice of hydraulic fracturing or subject the process to regulation under the Safe Drinking Water Act. Several states have previously considered, or are currently considering, legislation to regulate hydraulic fracturing practices that could impose more stringent permitting, transparency, and well construction requirements on hydraulic-fracturing operations or otherwise seek to ban fracturing activities altogether. Hydraulic fracturing of wells and subsurface water disposal are also under public and governmental scrutiny due to potential environmental and physical impacts, including possible contamination of groundwater and drinking water and possible links to earthquakes. In addition, some municipalities have significantly limited or prohibited drilling activities and/or hydraulic fracturing, or are considering doing so.

Restrictions on hydraulic fracturing could make it prohibitive to conduct Viking’s operations, and also reduce the amount of oil, natural gas liquids and natural gas that it is ultimately able to produce in commercial quantities from its properties.

The Endangered Species Act. The Endangered Species Act (“ESA”) restricts activities that may affect areas that contain endangered or threatened species or their habitats. While some of Viking’s assets and lease acreage may be located in areas that are designated as habitats for endangered or threatened species, Viking believes that it is in substantial compliance with the ESA. However, the designation of previously unidentified endangered or threatened species in areas where it intends to conduct construction activity could materially limit or delay its plans.

Global Warming and Climate Change. Various state governments and regional organizations are considering enacting new legislation and promulgating new regulations governing or restricting the emission of greenhouse gases from stationary sources such as Viking’s equipment and operations. Legislative and regulatory proposals for restricting greenhouse gas emissions or otherwise addressing climate change could require Viking to incur additional operating costs and could adversely affect demand for the natural gas and oil that it sells. The potential increase in its operating costs could include new or increased costs to obtain permits, operate and maintain its equipment and facilities, install new emission controls on its equipment and facilities, acquire allowances to authorize its greenhouse gas emissions, pay taxes related to its greenhouse gas emissions and administer and manage a greenhouse gas emissions program.

Taxation. Viking’s operations, as is the case in the petroleum industry generally, are significantly affected by federal tax laws. Federal, as well as state, tax laws have many provisions applicable to corporations which could affect its future tax liabilities.

Commitments and Contingencies. Viking is liable for future restoration and abandonment costs associated with its oil and gas properties. These costs include future site restoration, post closure and other environmental exit costs. The costs of future restoration and well abandonment have not been determined in detail. State regulations require operators to post bonds that assure that well sites will be properly plugged and abandoned. Viking currently operates only in Texas, which requires a security bond based on the number of wells Viking operates. Management views this as a necessary requirement for operations and does not believe that these costs will have a material adverse effect on its financial position as a result of this requirement.

Office Lease

In April 2018, Viking’s subsidiary, Petrodome Energy, LLC, entered into a 66-month lease for 4,147 square feet of office space for the Company’s corporate office in Houston, Texas. The annual base rent commenced at $22.00 per square foot and escalates at $0.50 per foot each year through expiration of the lease term. Operating lease expense was $48,192 for the six months ended June 30, 2020 and 2019.

Viking Legal Proceedings

From time to time, Viking may be involved in litigation relating to claims arising out of commercial operations in the normal course of business.  As of the date of this joint proxy statement/prospectus, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of operations.

In April of 2019, the staff (the “Staff”) of the SEC’s Division of Enforcement notified Viking that the Staff had made a preliminary determination to recommend that the SEC file an enforcement action against Viking, as well as against its CEO and its CFO, for alleged violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder during the period from early 2014 through late 2016. The Staff’s notice is not a formal allegation or a finding of wrongdoing by Viking, and Viking has communicated with the Staff regarding its preliminary determination.  Viking believes it has adequate defenses and intends to vigorously defend any enforcement action that may be initiated by the SEC.

CAMBER’S MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally located in the material set forth under the heading “Risk Factors” beginning on page 30, but may be found in other locations as well. These forward-looking statements are subject to risks and uncertainties and other factors that may cause Camber’s actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. You should not unduly rely on these statements. Camber identifies forward-looking statements by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate,” “hope,” “plan,” “believe,” “predict,” “envision,” “intend,” “continue,” “potential,” “should,” “confident,” “could” and similar words and expressions, although some forward-looking statements may be expressed differently. You should be aware that Camber’s actual results could differ materially from those contained in the forward-looking statements. You should consider carefully the statements under the heading “Risk Factors” beginning on page 30, and other sections of this joint proxy statement/prospectus which describe factors that could cause Camber’s actual results to differ from those set forth in the forward-looking statements. Forward-looking statements speak only as of the date of this joint proxy statement/prospectus. Except to the extent required by applicable law or regulation, Camber does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

Financing

A summary of Camber’s financing transactions, funding agreements and other material funding and loan transactions can be found under “Index to the Financial Statements”, beginning on page 268, under “Camber Unaudited Interim Consolidated Financial Statements”– “Note 1 – General”, “Note 5 – Plan of Merger and Investment In Unconsolidated Entity”, “Note 6 – Long-Term Notes Receivable”, “Note 11 – Lineal Merger Agreement and Divestiture” and “Note 13 – Stockholders’ Equity (Deficit)”.

Camber believes that it will not have sufficient liquidity to operate as a going concern for the next twelve months unless it can close the merger, which is Camber’s current plan.

Market Conditions and Commodity Prices

Camber’s financial results depend on many factors, particularly the price of natural gas, natural gas liquids and crude oil and Camber’s ability to market its production on economically attractive terms. Commodity prices are affected by many factors outside of Camber’s control, including changes in market supply and demand, which are impacted by weather conditions, inventory storage levels, basis differentials and other factors. As a result, Camber cannot accurately predict future commodity prices and, therefore, cannot determine with any degree of certainty what effect increases or decreases in these prices will have on its production volumes or revenues. Camber expects prices to remain volatile for the remainder of the year. For information about the impact of realized commodity prices on Camber’s crude oil revenues, refer to “Results of Operations” below.

Novel Coronavirus (“COVID-19”)

In December 2019, a novel strain of coronavirus, which causes the infectious disease known as COVID-19, was reported in Wuhan, China. The World Health Organization declared COVID-19 a “Public Health Emergency of International Concern” on January 30, 2020 and a global pandemic on March 11, 2020. In March and April, many U.S. states and local jurisdictions, including Texas, where Camber has its operations, began issuing ‘stay-at-home’ orders, which continue in various forms as of the date of this joint proxy statement/prospectus. Notwithstanding the above, because all of Camber’s properties are non-operated, Camber’s operations have not been materially affected by COVID-19 to date.

However, the oil and gas industry experienced multiple factors which lowered both the demand for, and prices of, oil and gas as a result of the pandemic. First, the COVID-19 pandemic lowered global demand for hydrocarbons, as social distancing and travel restrictions were implemented across the world. Second, the lifting of Organization of the Petroleum Exporting Countries (OPEC)+ supply curtailments, and the associated increase in production of oil, drove the global supply of hydrocarbons higher through the first quarter of calendar 2020. In addition, while global gross domestic product (GDP) growth was impacted by COVID-19 during the first half of calendar 2020, Camber expects GDP to continue to decline globally throughout the remainder of calendar 2020 and for at least the early part of calendar 2021, as a result of the COVID-19 pandemic. As a result, Camber expects oil and gas related markets will continue to experience significant volatility in 2020 and 2021.

The full extent of the impact of COVID-19 on Camber’s business and operations currently cannot be estimated and will depend on a number of factors including the scope and duration of the global pandemic.

Currently Camber believed that Camber have sufficient cash on hand to support Camber’s operations for the foreseeable future, through the closing of the merger agreement; however, it will continue to evaluate its business operations based on new information as it becomes available and will make changes that Camber considers necessary in light of any new developments regarding the pandemic.

The pandemic is developing rapidly and the full extent to which COVID-19 will ultimately impact Camber depends on future developments, including the duration and spread of the virus, as well as potential seasonality of new outbreaks.

Major Expenditures

The table below sets out the major components of Camber’s operating and corporate expenditures for the years ended March 31, 2020 and 2019:

	2020	2019
Additions to Oil and Gas Properties (Capitalized)
Acquisitions Using Cash	$—	$—
Other Capitalized Costs(a)	—	2,095,991

Total Additions (Deductions) to Oil and Gas Properties	—	2,095,991
Lease Operating Expenditures (Expensed)	479,656	2,870,908
Severance and Property Taxes (Expensed)	14,440	132,993
	$494,096	$5,099,892

General and Administrative Expense (Cash-based)	$4,709,181	$4,809,135
Share-Based Compensation (Non-Cash)	200,690	343,631
Total General and Administrative Expense	$4,909,871	$5,152,766

(a)	Other capitalized costs include title related expenses and tangible and intangible drilling costs.

Market Conditions and Commodity Prices

Camber’s financial results depend on many factors, particularly the price of natural gas and related natural gas liquids, and crude oil and Camber’s ability to market Camber’s production on economically attractive terms. Commodity prices are affected by many factors outside of Camber’s control, including changes in market supply and demand, which are impacted by weather conditions, inventory storage levels, basis differentials and other factors. As a result, Camber cannot accurately predict future commodity prices and, therefore, Camber cannot determine with any degree of certainty what effect increases or decreases in these prices will have on Camber’s production volumes or revenues. In addition to production volumes and commodity prices, finding and developing sufficient amounts of natural gas and crude oil reserves at economical costs are critical to Camber’s long-term success. Camber expects prices to remain volatile for the remainder of the year. For information about the impact of realized commodity prices on Camber’s natural gas and crude oil and condensate revenues, refer to “Results of Operations” below.

RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations for the three months ended June 30, 2020 and 2019 and for the years ended March 31, 2020 and 2019 should be read in conjunction with Camber’s consolidated financial statements and notes thereto included in joint proxy statement/prospectus under “Index to the Financial Statements”, beginning on page 268. The majority of the numbers presented below are rounded numbers and should be considered as approximate.

Three months ended June 30, 2020 compared to the three months ended June 30, 2019

Oil and Gas Revenue

During the three months ended June 30, 2020, Camber’s net crude oil sales volumes decreased to 1,192 Bbls from 1,561 Bbls, a 24% decrease over the previous fiscal year. The production decrease is primarily related to a significant drop in the market price of oil and gas compared to the same period in the prior year, due mainly to decreased demand due to COVID-19.

Results of Operations

The following discussion and analysis of the results of operations for the three months ended June 30, 2020 and 2019 should be read in conjunction with the consolidated financial statements of Camber Energy, Inc. and notes thereto (see “Index to the Financial Statements”, beginning on page 268).

Camber reported a net loss for the three months ended June 30, 2020 of $1.6 million, or $0.44 per share of common stock. Camber reported a net loss for the three months ended June 30, 2019 of $1.3 million, or $206.26 per share of common stock. The increase in net loss of $0.3 million relates primarily to the $1.1 million loss associated with the operations of Elysium, an unconsolidated entity, which Camber owned 30% of as of June 30, 2020, and held 25% of as of March 31, 2020 (having first acquired such 25% interest on February 3, 2020, and an additional 5% interest on June 25, 2020).

Net Operating Revenues

The following table sets forth the operating results and production data for Camber’s oil and gas exploration and production segment, for the periods indicated:

	Three Months Ended June 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
Sale Volumes:
Crude Oil (Bbls)	1,192	1,561	(369)	(24)%
Natural Gas (Mcf)	3,671	4,350	(679)	(16)%
NGL (Gallons)	37,915	46,899	(8,984)	(19)%
Total (Boe)(1)	2,707	3,402	(695)	(20)%

Crude Oil (Bbls per day)	13	17	(4)	(24)%
Natural Gas (Mcf per day)	40	48	(8)	(16)%
NGL (Gallons per day)	417	515	(98)	(19)%
Total (Boe per day)(1)	29	37	(8)	(20)%

Average Sale Price:
Crude Oil ($/Bbl)	$18.28	$60.02	$(41.74)	(70)%
Natural Gas ($/Mcf)	$1.13	$1.66	$(0.53)	(32)%
NGL ($/Bbl)	$8.57	$18.31	$(9.74)	(53)%

Net Operating Revenues:
Crude Oil	$21,789	$93,699	$(71,910)	(77)%
Natural Gas	4,164	7,204	(3,040)	(42)%
NGL	7,736	20,448	(12,712)	(62)%
Total Oil and Gas Revenues	$33,689	$121,351	$(87,662)	(72)%

Assumes 6 Mcf of natural gas equivalents and 42 gallons of NGL to 1 barrel of oil, respectively.

Sales volumes decreased by approximately 20% from the three months ended June 30, 2019 to the three months ended June 30, 2020, due to a significant drop in the market price of oil and gas compared to the same period in the prior year, due mainly to decreased demand due to COVID-19, including an approximate 70% decline in the average sales price of crude oil.

Operating and Other Expenses

The following table summarizes Camber’s production costs and operating expenses for the periods indicated:

	Three Months Ended June 30,		Increase	% Increase
	2020	2019	(Decrease)	(Decrease)
Direct lease operating expense	$57,549	$98,935	$(41,386)	(42)%
Other	11,742	24,622	(12,880)	(52)%
Lease Operating Expenses	$69,291	$123,557	$(54,266)	(44)%

Severance and Property Taxes	$1,349	$2,574	$(1,225)	(48)%
Depreciation, Depletion, Amortization and Accretion	2,295	4,242	(1,947)	(46)%
General and Administrative (“G&A”)	686,663	1,304,301	(617,638)	(47)%
Share-Based Compensation	—	27,690	(27,690)	(100)%
Total G & A Expense	686,663	1,331,991	(645,328)	(48)%

Interest Expense	$—	$847	$(847)	(100)%
Equity in Loss of Unconsolidated Entity	$1,083,355	$—	$1,083,355	100%
Other Expense (Income), Net	$(214,632)	$(54,262)	$(160,370)	296%

There was a decrease in lease operating expense of approximately $54,000 when comparing the current quarter to the prior year’s quarter. The decrease is primarily due to the decline in production due to significant price declines as a result of decreased demand due to COVID-19 and governmental responses thereto.

Depreciation, Depletion, Amortization and Accretion (“DD&A”). DD&A decreased for the current quarter as compared to the prior year’s quarter by approximately $2,000 due to the decline in production due to significant price declines.

General and Administrative (G&A) Expenses. G&A expenses decreased by approximately $0.6 million for the three months ended June 30, 2020, compared to the prior year’s period.

The decrease was due primarily to costs incurred in the prior year’s period related to Camber’s prior merger with Lineal (since divested) that were not present in the current period.

Interest Expense. Interest expense for the three months ended June 30, 2020 decreased by approximately $1,000 when compared to the three-month period ended June 30, 2019, due to the absence of any interest-bearing obligations in the current period.

Equity in Loss of Unconsolidated Entity. Equity in loss of unconsolidated entity for the three months ended June 30, 2020 increased by approximately $1.1 million when compared to the three-month period ended June 30, 2019, due to the inclusion of the equity loss of Elysium Holdings, LLC, which Camber acquired 25% of on February 3, 2020 and an additional 5% of on June 25, 2020.

Other Expense (Income), Net. Other income, net, for the three months ended June 30, 2020 increased by approximately $0.2 million, compared to the same period ended June 30, 2019, due to the interest earned on the December 2019 Lineal Note and Lineal Note No. 2 and the Secured Notes due from Viking (discussed below).

Year ended March 31, 2020, compared to the year ended March 31, 2019

Oil and Gas Revenue

During the year ended March 31, 2020, Camber’s net crude oil sales volumes decreased to 5,399 Bbls from 8,846 Bbls, a 39% decrease over the previous fiscal year. The production decrease is primarily related to the sale of a significant amount of Camber’s assets which closed in September 2018, as described above under “Information About Camber – Description of Business of Camber - Mid-Continent Acquisition and Divestiture”, beginning on page 108.

Results of Operations

The following discussion and analysis of the results of operations for each of the two fiscal years in the period ended March 31, 2020 should be read in conjunction with the consolidated financial statements of Camber Energy, Inc. and notes thereto (see “Index to the Financial Statements”, beginning on page 268).

Camber reported a net loss for the year ended March 31, 2020 of $3.9 million, or $5.50 per common share. For the year ended March 31, 2019, Camber reported net income of $16.6 million, or $2,775.61 per common share. The decrease in net income was primarily due to the one-time gain on the sale of assets to N&B Energy that closed in September 2018, and resulted in a gain on sale of property and equipment of $25.8 million for the year ended March 31, 2019, as described above under “Information About Camber – Description of Business of Camber - Mid-Continent Acquisition and Divestiture”, beginning on page 108.

Net Operating Revenues

The following table sets forth Camber’s revenue and production data for the years ended March 31, 2020 and 2019.

				%
	2020	2019	Increase (Decrease)	Increase (Decrease)
Sale Volumes:
Crude Oil (Bbls)	5,399	8,846	(3,447)	(39%)
Natural Gas (Mcf)	18,892	321,423	(302,531)	(94%)
NGL (Gallons)	190,503	2,153,280	(1,962,777)	(91%)
Total (Boe)	13,084	113,685	(100,601)	(88%)

Crude Oil (Bbls per day)	15	24	(9)	(38%)
Natural Gas (Mcf per day)	52	881	(829)	(94%)
NGL (Gallons per day)	522	5,899	(5,377)	(91%)
Total (Boe per day)	36	311	(275)	(88%)

Average Sale Price:
Crude Oil ($/Bbl)	$54.83	$59.51	$(4.68)	(8%)
Natural Gas($/Mcf)	1.96	2.40	(0.44)	(18%)
NGL ($/Gallon)	0.34	0.67	(0.33)	(49%)

Net Operating Revenues:
Crude Oil	$296,036	$526,365	$(230,329)	(44%)
Natural Gas	37,049	772,105	(735,056)	(95%)
NGL	64,033	1,443,632	(1,379,599)	(96%)
Total Revenues	$397,118	$2,742,102	$(2,344,984)	(86%)

Total crude oil and natural gas revenues for the year ended March 31, 2020 decreased $2.3 million, or 86%, to approximately $0.4 million, compared to $2.7 million for the same period a year ago due primarily to the sale of a significant amount of Camber’s assets which closed in September 2018, as described above under “Information About Camber – Description of Business of Camber - Mid-Continent Acquisition and Divestiture”, beginning on page 108.

Operating and Other Expenses

The following table sets forth Camber’s operating and other expenses for the years ended March 31, 2020 and 2019:

				%
	2020	2019	Increase (Decrease)	Increase (Decrease)
Direct lease operating expense	$395,506	$1,942,922	$(1,547,416)	(80%)
Workovers expense	—	224,827	(224,827)	(100%)
Other	84,150	703,159	(619,099)	(83%)
Total Lease Operating Expenses	479,656	2,870,908	(2,391,252)	(83%)

Severance and Property Taxes	14,440	132,993	(118,553)	(89%)
Depreciation, Depletion, Amortization and Accretion	20,420	478,770	(458,350)	(96%)
Impairment of Oil and Gas Properties	—	1,304,785	(1,304,785)	(100%)
(Gain) Loss on Sale of Property and Equipment	—	(25,808,246)	25,808,246	100%

General and Administrative (Cash-based)	4,709,181	4,809,135	(99,954)	(2%)
Share-Based Compensation (Non-Cash)	200,690	343,631	(142,941)	(42%)
Total General and Administrative Expense	$4,909,871	$5,152,766	$(242,895)	(5%)

Interest Expense	$14,771	$2,438,097	$(2,423,326)	(99%)
Equity in Earnings of Unconsolidated Entity	(957,169)	—	(957,169)	(100%)
Other (Income) Expense, Net	$(228,572)	$(474,124)	$(245,552)	(52%)

Lease Operating Expenses. Lease operating expenses can be divided into the following categories: costs to operate and maintain Camber’s crude oil and natural gas wells, the cost of workovers and lease and well administrative expenses. Operating and maintenance expenses include, among other things, pumping services, salt-water disposal, equipment repair and maintenance, compression expense, lease upkeep and fuel and power. Workovers are operations to restore or maintain production from existing wells. Each of these categories of costs individually fluctuates from time to time as Camber attempts to maintain and increase production while maintaining efficient, safe and environmentally responsible operations. The costs of services charged to Camber by vendors, fluctuate over time.

In total, the overall lease operating expenses decreased $2.4 million or 83% for the current period, compared to the prior year’s period due primarily to the sale of a significant amount of Camber’s assets which closed in September 2018, as described above under “Information About Camber – Description of Business of Camber - Mid-Continent Acquisition and Divestiture”, beginning on page 108.

Severance and Property Taxes. Severance and Property Taxes decreased by $0.1 million or 89% for the current period, compared to the prior year’s period due primarily to the sale of a significant amount of Camber’s assets which closed in September 2018, as described above under “Information About Camber – Description of Business of Camber - Mid-Continent Acquisition and Divestiture”, beginning on page 108.

Depreciation, Depletion, Amortization and Accretion (“DD&A”). DD&A related to proved oil and gas properties is calculated using the unit-of-production method. Under full cost accounting, the amortization base is comprised of the total capitalized costs and total future investment costs associated with all proved reserves.

DD&A decreased for the current year as compared to the prior year period by $0.5 million or 96% primarily related to the decrease in total depreciable assets due to the sale of a significant amount of Camber’s assets which closed in September 2018, as described above under “Information About Camber – Description of Business of Camber - Mid-Continent Acquisition and Divestiture”, beginning on page 108.

Costs of oil and natural gas properties are amortized using the units of production method. Amortization expense calculated per equivalent physical unit of production amounted to $0.84 and $4.17 per barrel of oil equivalent for the years ended March 31, 2020 and 2019, respectively.

Impairment of Oil and Gas Properties. During the year ended March 31, 2020, Camber recorded no impairments. During the year ended March 31, 2019, Camber recorded impairments totaling $1.3 million related to unproved properties which were associated with expirations of leaseholds.

Gain/(Loss) on Sale of Property and Equipment. During the year ended March 31, 2020, Camber had no gain or loss on sales of property. During the year ended March 31, 2019, Camber recorded a gain on sale of property and equipment of $25.8 million due primarily to the sale of a significant amount of Camber’s assets which closed in September 2018, as described above under “Information About Camber – Description of Business of Camber - Mid-Continent Acquisition and Divestiture”, beginning on page 108.

General and Administrative Expenses (“G&A”) (excluding share-based compensation). G&A expenses for the current period decreased by approximately $0.1 million or 2% primarily related to decreased professional fees due to the reduction in size of operations due to the sale of a significant amount of Camber’s assets which closed in September 2018, as described above under “Information About Camber – Description of Business of Camber - Mid-Continent Acquisition and Divestiture”, beginning on page 108.

Share-Based Compensation. Share-based compensation, which is included in General and Administrative expenses in the Statements of Operations decreased approximately $0.1 million or 42% for the year ended March 31, 2020, compared to the prior year, primarily due to the reduction in shares granted to consultants as compensation for services rendered. Share-based compensation is utilized for the purpose of conserving cash resources for use in field development activities and operations.

Interest Expense. Interest expense for the year ended March 31, 2020 decreased by $2.4 million or 99% when compared to the prior year’s period, primarily related to the assignment of the IBC Obligations to N&B Energy in connection with the sale of a significant amount of Camber’s assets which closed in September 2018, as described above under “Information About Camber – Description of Business of Camber - Mid-Continent Acquisition and Divestiture”, beginning on page 108.

Equity in Earnings of Unconsolidated Entity. Equity in earnings of unconsolidated entities increased to $957,169 for the year ended March 31, 2020 from $0 for the year ended March 31, 2019, due to the February 3, 2020 acquisition of a 25% interest in Elysium Energy, LLC, as discussed above under “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207.

Other (Income) Expense. Other (income)/expense for the year ended March 31, 2020 decreased by approximately $0.2 million, or 52%, when compared to the prior period, due in part, to the reduction in interest earned on overnight investments due to the significant use of cash for operations in the current year.

Liquidity and Capital Resources

The accompanying consolidated financial statements of Camber have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should Camber be unable to continue as a going concern.

Additionally, recent oil and gas price volatility as a result of geopolitical conditions and the global COVID-19 pandemic have already had, and are expected to continue to have a negative impact on Camber’s financial position and results of operations. Negative impacts could include but are not limited to: Camber’s ability to sell its oil and gas production, reduction in the selling price of Camber’s oil and gas, failure of a counterparty to make required payments, possible disruption of production as a result of worker illness or mandated production shutdowns or ‘stay-at-home’ orders, and access to new capital and financing.

Camber’s primary sources of cash for the three months ended June 30, 2020 and 2019 were from funds generated from the sale of preferred stock. The primary uses of cash were funds used in operations and funds invested in connection with Viking’s Rule 506(c) convertible note offering, as described above under “Information About Camber – Description of Business of Camber - Mid-Continent Acquisition and Divestiture”, beginning on page 108 and funds loaned to Lineal as described above under “Information About Camber – Description of Camber - Lineal Acquisition and Divestiture”, beginning on page 109. As of June 30, 2020, Camber had working capital of approximately $0.5 million. Camber believes that it will not have sufficient liquidity to operate as a going concern for the next twelve months unless it can close the Viking merger.

Pursuant to the December 31, 2019 Redemption Agreement, Camber entered into a new unsecured promissory note in the amount of $1,539,719 with Lineal, evidencing the repayment of the prior July 2019 Lineal Note, together with additional amounts loaned by Camber to Lineal through December 31, 2019; and loaned Lineal an additional $800,000, which was evidenced by an unsecured promissory note in the amount of $800,000, entered into by Lineal in favor of Camber on December 31, 2019. The December 2019 Lineal Note and Lineal Note No. 2, accrue interest, payable quarterly in arrears, beginning on March 31, 2020 and continuing until December 31, 2021, when all interest and principal is due, at 8% and 10% per annum (18% upon the occurrence of an event of default), respectively. The December 2019 Lineal Note and Lineal Note No. 2 are unsecured. Such loans are described in greater detail above under “Information About Camber – Description of Camber - Lineal Acquisition and Divestiture”, beginning on page 109. Due to the impact of the COVID-19 pandemic and the decrease in economic activity, namely, oil and gas services, related thereto, which has had a negative effect on Lineal’s business operations, Lineal has requested that Camber provide it a deferral of interest payments. The Company is in negotiations with Lineal regarding potential modification of the notes.

On February 3, 2020, Camber and Discover entered into a Stock Purchase Agreement pursuant to which Discover purchased 525 shares of Series C Preferred Stock for $5 million, at a 5% original issue discount to the $10,000 face value of such preferred stock.

On February 3, 2020, Camber advanced the $5.0 million raised from the sale of Series C Preferred Stock to Discover to Viking, and Viking provided us, among other things, a $5 million, 10.5% Secured Promissory Note and on June 25, 2020, Camber advanced an additional $4.2 million to Viking in consideration for, among other things, an additional 10.5% Secured Promissory Note in the principal amount of $4.2 million (collectively, the “Secured Notes”). The Secured Notes accrue interest at the rate of 10.5% per annum, payable quarterly and are due and payable on February 3, 2022. The notes include standard events of default, including certain defaults relating to the trading status of Viking’s common stock and change of control transactions involving Viking. The Secured Notes can be prepaid at any time with prior notice as provided therein, and together with a pre-payment penalty equal to 10.5% of the original amount of the Secured Notes. The Secured Notes are secured by a security interest, para passu with the other investors in Viking’s Secured Note offering (subject to certain pre-requisites) in Viking’s 70% ownership of Elysium and 100% of Ichor Energy Holdings, LLC. Additionally, pursuant to a separate Security and Pledge Agreement, Viking provided Camber a security interest in the membership, common stock and/or ownership interests of all of Viking’s existing and future, directly owned or majority owned subsidiaries, to secure the repayment of the Secured Notes. As additional consideration for providing the Secured Notes, Viking assigned us 30% of Elysium, which is fully or partially assignable back to Viking upon termination of the Merger, under certain circumstances as discussed in greater detail under “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207 and “The Merger Agreement— Termination of the Merger Agreement”, beginning on page 209.

On June 22, 2020, Camber and Discover entered into a Stock Purchase Agreement pursuant to which Discover purchased 630 shares of Series C Preferred Stock for $6 million (of which $4.2 million of such funds were subsequently loaned to Viking as discussed above). In the event the merger agreement is terminated in specified circumstances, upon termination thereof, Camber is required to redeem the 630 shares of Series C Preferred Stock held by Discover at an aggregate price of $6,930,000, provided that if the merger is terminated, Viking has agreed to pay Camber, a break-up fee equal to (i) 115.5% of the original principal amount of the Secured Notes, minus (ii) the amount due to Camber pursuant to the terms of the Secured Notes upon repayment thereof (the “Additional Payment”), which Additional Payment, if timely paid, should enable Camber to redeem the Series C Preferred Stock required to be redeemed upon termination of the merger.

Plan of Operations

Moving forward, Camber plans to complete the merger with Viking and then focus on growing through the development of Viking’s properties while also seeking new acquisitions to grow its oil and gas production and revenues through the combined entity. Camber anticipates raising additional financing to complete acquisitions following the closing of the merger, which may through the sale of debt or equity. As described herein, the merger is subject to various closing conditions which may not be met pursuant to the contemplated timeline, if at all.

Separately, the price Camber receives for its oil heavily influences its revenue and cash flows, and the present value and quality of its reserves. Oil, NGL and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. The price of crude oil has experienced significant volatility over the last five years, with the price per barrel of West Texas Intermediate (“WTI”) crude rising from a low of $27 in February 2016 to a high of $76 in October 2018, then, in 2020, dropping below $20 per barrel due in part to reduced global demand stemming from the recent global COVID-19 outbreak, until more recently increasing back to around $40 a barrel. A prolonged period of low market prices for oil and natural gas, or further declines in the market prices for oil and natural gas, due to the COVID-19 outbreak, governmental responses thereto, decreased demand in connection therewith, or other factors will likely adversely affect Camber’s business, financial condition and liquidity and its ability to meet obligations, targets or financial commitments and could ultimately lead to restructuring or filing for bankruptcy.

Working Capital

At June 30, 2020, Camber’s total current assets of $2.2 million were greater than its total current liabilities of approximately $1.7 million, resulting in working capital of $0.5 million, while at March 31, 2020, Camber’s total current assets of $1.1 million were less than its total current liabilities of approximately $2.0 million, resulting in a working capital deficit of $0.9 million. The increase from a working capital deficit of $0.9 million to positive working capital of $0.5 million is due to the sale of $6 million of Series C Preferred Stock in June 2020.

Cash Flows

Net cash flows for the three months ended June 30, 2020 and 2019 were as follows:

	Three Months Ended June 30,
	2020	2019
Cash flows used in operating activities	$(751,241)	$(1,298,906)
Cash flows used in investing activities	(4,200,000)	(75,000)
Cash flows provided by financing activities	6,000,000	—
Net increase (decrease) in cash	$1,048,759	$(1,373,906)

Net cash used in operating activities was $0.8 million for the three months ended June 30, 2020, compared to $1.3 million for the same period a year ago. Net cash used in operating activities decreased mainly due to the reduction in G&A and operating costs during the three months ended June 30, 2020, offset by the increase in net loss.

Net cash used in investing activities was $4.2 million for the three months ended June 30, 2020, compared to $0.1 million for the same period a year ago. The increase in net cash used in investing activities was primarily due to the $4.2 loan made to Viking during the three months ended June 30, 2020, as discussed under “Information About Camber – Description of Camber - Lineal Acquisition and Divestiture”, beginning on page 109, “The Merger Agreement—Camber’s Elysium Interest” beginning on page 209 and “Information About Camber – Description of Business of Camber - Mid-Continent Acquisition and Divestiture”, beginning on page 108.

Net cash provided by financing activities was $6.0 million for the three months ended June 30, 2020, and cash provided by financing activities was $0 for the three months ended June 30, 2019. The increase in net cash provided by financing activities was due to the sale of 630 shares of Series C Preferred Stock for $6 million in June 2020.

Net cash flows for the years ended March 31, 2020 and 2019 were as follows:

	Year Ended March 31,
	2020	2019
Cash flows used in operating activities	$(3,588,464)	$(5,773,428)
Cash flows used in investing activities	(9,641,019)	(2,327,000)
Cash flows provided by financing activities	6,107,375	15,000,000
Net (decrease) increase in cash	$(7,122,108)	$6,989,572

Net cash used in operating activities was $3.6 million for the year ended March 31, 2020, compared to $5.8 million for the same period a year ago. Net cash used in operating activities decreased due to a reduction in payments of accounts payable, a reduction in gain on sale of oil and gas properties in the prior period and $1.2 million of cash provided by Lineal during the current period (which is shown under net cash provided by operating activities from discounted operations).

Net cash used in investing activities was $9.6 million for the year ended March 31, 2020, compared to $2.3 million for the same period a year ago. The increase in net cash used in investing activities was primarily due to the loans made to Lineal and Viking during the year ended March 31, 2020 as discussed under “Information About Camber – Description of Camber - Lineal Acquisition and Divestiture”, beginning on page 109, “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207 and “Information About Camber – Description of Business of Camber - Mid-Continent Acquisition and Divestiture”, beginning on page 108.

Net cash provided by financing activities was $6.1 million for the year ended March 31, 2020, and cash provided by financing activities was $15.0 million for the year ended March 31, 2019. The decrease in net cash provided by financing activities was due to fewer sales of Series C Preferred Stock shares in the current period (sales of $5 million of Series C Preferred Stock in the current period, compared to sales of $15 million of Series C Preferred Stock in the prior period).

Financing

A summary of Camber’s financing transactions, funding agreements, lending transactions and other material funding transactions can be found under ““Index to the Financial Statements”, beginning on page 268, under “Camber Unaudited Interim Consolidated Financial Statements” - “Note 1 – General”, “Note 5 – Plan of merger and Investment In Unconsolidated Entity”, “Note 6 – Long-Term Notes Receivable”, “Note 11 – Lineal merger agreement and Divestiture”, and “Note 13 – Stockholders’ Equity (Deficit)”.

Off-Balance Sheet Arrangements

Camber does not participate in financial transactions that generate relationships with unconsolidated entities or financial partnerships, other than Camber’s 30% interest in Elysium which it held as of June 30, 2020 (25% as of March 31, 2020) as discussed herein.

Critical Accounting Policies and Estimates

Camber prepares its financial statements and the accompanying notes in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions about future events that affect the reported amounts in the financial statements and the accompanying notes. Camber identifies certain accounting policies as critical based on, among other things, their impact on the portrayal of Camber’s financial condition, results of operations or liquidity, and the degree of difficulty, subjectivity and complexity in their deployment. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. Management routinely discusses the development, selection and disclosure of each of the critical accounting policies. Following is a discussion of Camber’s most critical accounting policies:

Proved Oil and Natural Gas Reserves

Camber’s independent petroleum consultants estimate proved oil and gas reserves, which directly impact financial accounting estimates, including depreciation, depletion and amortization. Proved reserves represent estimated quantities of crude oil and condensate, natural gas liquids and natural gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made. The process of estimating quantities of proved oil and gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions (upward or downward) to existing reserve estimates may occur from time to time. For related discussion, see “Risk Factors”, beginning on page 30.

Full Cost Accounting Method

Camber uses the full cost method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells used to find proved reserves, and to drill and equip development wells including directly related overhead costs and related asset retirement costs are capitalized.

Under this method, all costs, including internal costs directly related to acquisition, exploration and development activities are capitalized as oil and gas property costs on a country-by-country basis. Properties not subject to amortization consist of exploration and development costs, which are evaluated on a property-by-property basis. Amortization of these unproved property costs begins when the properties become proved or their values become impaired. Camber assesses overall values of unproved properties, if any, on at least an annual basis or when there has been an indication that impairment in value may have occurred. Impairment of unproved properties is assessed based on management’s intention with regard to future development of individually significant properties and the ability of Camber to obtain funds to finance their programs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Costs of oil and gas properties are amortized using the units of production method. Sales of oil and natural gas properties are accounted for as adjustments to the net full cost pool with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves.

Full Cost Ceiling Test Limitation

In applying the full cost method, Camber performs an impairment test (ceiling test) at each reporting date, whereby the carrying value of property and equipment is compared to the “estimated present value,” of its proved reserves discounted at a 10% interest rate of future net revenues, based on current economic and operating conditions at the end of the period, plus the cost of properties not being amortized, plus the lower of cost or fair market value of unproved properties included in costs being amortized, less the income tax effects related to book and tax basis differences of the properties. If capitalized costs exceed this limit, the excess is charged as an impairment expense.

Share-Based Compensation

In accounting for share-based compensation, judgments and estimates are made regarding, among other things, the appropriate valuation methodology to follow in valuing stock compensation awards and the related inputs required by those valuation methodologies. Assumptions regarding expected volatility of Camber’s common stock, the level of risk-free interest rates, expected dividend yields on Camber’s stock, the expected term of the awards and other valuation inputs are subject to change. Any such changes could result in different valuations and thus impact the amount of share-based compensation expense recognized in the Statements of Operations.

Revenue Recognition

Camber’s revenue is comprised entirely of revenue from exploration and production activities. Camber’s oil is sold primarily to marketers, gatherers, and refiners. Natural gas is sold primarily to interstate and intrastate natural-gas pipelines, direct end-users, industrial users, local distribution companies, and natural-gas marketers. NGLs are sold primarily to direct end-users, refiners, and marketers. Payment is generally received from the customer in the month following delivery.

Contracts with customers have varying terms, including month-to-month contracts, and contracts with a finite term. Camber recognizes sales revenues for oil, natural gas, and NGLs based on the amount of each product sold to a customer when control transfers to the customer. Generally, control transfers at the time of delivery to the customer at a pipeline interconnect, the tailgate of a processing facility, or as a tanker lifting is completed. Revenue is measured based on the contract price, which may be index-based or fixed, and may include adjustments for market differentials and downstream costs incurred by the customer, including gathering, transportation, and fuel costs.

Revenues are recognized for the sale of Camber’s net share of production volumes. Sales on behalf of other working interest owners and royalty interest owners are not recognized as revenues.

Recently Issued Accounting Pronouncements

Camber does not believe that any recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying consolidated financial statements.

VIKING’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Viking Plan of Operations

Viking’s business plan is to engage in the acquisition, exploration, development and production of oil and natural gas properties, both individually and through collaborative partnerships with other companies in this field of endeavor. Viking has relationships with industry experts and formulated an acquisition strategy, with emphasis on acquiring under-valued, producing properties from distressed vendors or those deemed as non-core assets by larger sector participants. Viking does not focus on speculative exploration programs, but rather targets properties with current production and untapped reserves. Viking’s growth strategy includes the following key initiatives:

●	Acquisition of under-valued producing oil and gas assets

●	Employ enhanced recovery techniques to maximize production
●	Implement responsible, lower-risk drilling programs on existing assets
●	Aggressively pursue cost-efficiencies
●	Opportunistically explore strategic mergers and/or acquisitions
●	Actively hedge mitigating commodity risk

The following overview provides a background for the current strategy being implemented by management of Viking.

Kansas

●	On January 12, 2018, Viking, through Mid-Con Drilling, completed an acquisition of a 100% working interest in seven new oil and gas leases in Woodson and Allen Counties in Eastern Kansas.
●	Effective February 1, 2018, Viking, through Mid-Con Drilling, closed on the acquisition of a working interest in a lease with access to the mineral rights (oil and gas) concerning approximately 80 acres of property in Douglas County in eastern Kansas.

These Kansas properties are operated by third party contractors. Viking’s plans relative to these properties includes the development of the production potential of existing wells and capitalizing on the drilling opportunities that exist within the acreage covered by these working interests. In 2018, Viking began drilling new wells in various Kansas locations.

●	On May 1, 2019, Viking’s subsidiary, Mid-Con Development, LLC sold all of its interests in the oil and gas assets Mid-Con Development, LLC owned in Ellis and Rooks Counties, Kansas, consisting of working interests in approximately 41 oil leases comprising several thousand acres.

Acquisitions – Texas, Louisiana and Mississippi

On December 22, 2017, Viking completed an acquisition of 100% of the membership interests of Petrodome Energy, LLC, a privately-owned company, with working interests in multiple oil and gas fields across Texas, Louisiana and Mississippi, comprising approximately 11,700 acres.

As a part of this acquisition, Viking retained an operational office in Houston, Texas that includes several senior level professionals with over 100 years of combined oil and gas experience which provides Viking the capability of operating many of its own wells internally. This expertise has since been utilized to evaluate additional oil and gas acquisitions, evaluate the profitable management of all of Viking’s oil and gas assets, and evaluate and develop new drilling prospects.

Acquisitions – Texas and Louisiana

On December 28, 2018, Viking, through its newly formed Ichor Energy subsidiaries completed an acquisition (the “Ichor Energy Acquisition”) of working interests in certain oil and gas leases in Texas (primarily in Orange and Jefferson Counties) and Louisiana (primarily in Calcasieu Parish), which include 58 producing wells and 31 salt water disposal wells. The properties produce hydrocarbons from known reservoirs/sands in the on-shore Gulf Coast region, with an average well depth in excess of 10,600 feet, and daily production volumes averaging in excess of 2,300 BOE. This acquisition of these assets is consistent with the location of Viking’s Petrodome assets and are effectively managed from Viking’s Houston office.

On October 10, 2019, Viking, through a newly formed subsidiary, Elysium Energy, LLC (“Elysium Energy”), entered into a Purchase and Sale Agreement to purchase working interests and over-riding royalty interests in oil and gas properties in Texas and Louisiana, along with associated wells and equipment (the “Elysium Energy Acquisition”). On February 3, 2020, Elysium Energy, the subsidiary of Viking’s then-75%-owned subsidiary (now 70%-owned), Elysium Energy Holdings, LLC, completed the Elysium Energy Acquisition, acquiring interests in oil and gas properties located in Texas and Louisiana, which included leases, working interests, and over-riding royalty interests in oil and gas properties in Texas (approximately 72 wells in 11 counties) and Louisiana (approximately 55 wells in 6 parishes), along with associated equipment. On February 4, 2020, Elysium Energy hedged 75% of the estimated oil and gas production associated with the newly acquired assets for 2020, 60% of the estimated production for 2021, and 50% of the estimated production for the period between January 2022 to July 2022. Theses hedges have a floor of $45.00 and a ceiling ranging from $52.70 to $56.00 for oil, and a floor of $2.00 and a ceiling of $2.425 for natural gas.

Acquisitions – Louisiana

On May 10, 2019, Petrodome Louisiana Pipeline LLC (“Petrodome LA”), a subsidiary of Viking’s subsidiary, Petrodome Energy, LLC, acquired a majority working interest in 6 gas wells (including 2 producing gas wells), 1 producing oil well and 1 salt water disposal well located in the East Mud Lake Field in Cameron Parish, Louisiana, with leases to mineral rights (oil and gas) concerning approximately 765 acres.

Viking Results of Operations

The following discussion of the consolidated financial condition and results of operation of Viking should be read in conjunction with Viking’s consolidated financial statements and the related notes included elsewhere in this joint proxy statement/prospectus under “Index to the Financial Statements”, beginning on page 268.

Liquidity and Capital Resources

	June 30,	December 31,
Working Capital:	2020	2019
Current assets	$9,211,196	$8,671,832
Current liabilities	$72,320,115	$34,243,588
Asset retirement obligation	$5,294,243	$3,538,637
Working capital (deficit)	$(63,108,919)	$(25,571,756)

	Six Months Ended June 30,
Cash Flows:	2020	2019
Net Cash Provided by Operating Activities	$167,799	$1,908,192
Net Cash Used in Investing Activities	$(1,184,830)	$(3,031,846)
Net Cash Provided by (Used in) Financing Activities	$(131,282)	$2,158,283
Increase (Decrease) in Cash during the Period	$(1,148,313)	$1,034,629
Cash and Cash Equivalents, end of Period	$4,490,411	$5,044,521

	Years Ended December 31,
Cash Flows:	2019	2018
Net Cash Provided by (Used in) Operating Activities	$4,027,639	$(3,926,435)
Net Cash Provided by (Used in) Investing Activities	$(4,654,725)	$(6,514,936)
Net Cash Provided by (Used in) Financing Activities	$2,255,918	$8,716,004
Increase (Decrease) in Cash during the Period	$1,628,832	$(1,725,367)
Cash and Cash Equivalents, end of Period	$5,638,724	$4,009,892

Viking had current assets of $8,671,832 as of December 31, 2019, as compared to $4,392,635 in the comparable period in 2018. Viking had current liabilities of $34,243,588 as of December 31, 2019, as compared to $19,504,401 in the comparable period in 2018. The increase in current assets and current liabilities is mainly a result of the increased volumes associated with the assets acquired through Ichor Energy at the end of 2018. Viking had a working capital deficit of $25,571,756 as of December 31, 2019 as compared to a working capital deficit of $15,111,766 as of December 31, 2018.

Net cash provided by operating activities increased to 4,027,639 during the fiscal year ended December 31, 2019, as compared to cash used by operating activities of ($3,926,435) in the comparable period in 2018.

Net cash used in investing activities decreased to ($4,654,725) during the fiscal year ended December 31, 2019, as compared to ($6,514,936) in the comparable period in 2018. The decrease is a reflection of reduced capital expenditures during 2019.

Net cash flows from financing activities decreased to $2,255,918 during the fiscal year ended December 31, 2019, as compared to $8,716,004 in the comparable period in 2018. This decrease is mainly the result of reduced borrowings during 2019, coupled with an extra $4 million principal payment applied to the financing associated with the Ichor Energy Acquisition.

As of June 30, 2020, and December 31, 2019, Viking had $4,490,411 (of which $2,569,003 is restricted) and $5,638,724 (of which $3,877,229 is restricted) in cash holdings, respectively.

Viking’s restricted cash in the amount of $2,569,003 as of June 30, 2020, consists of $2,081,144 held by Ichor Energy, LLC, and/or its subsidiaries, and $487,859 held by Elysium Energy, LLC, and/or its subsidiaries.

Pursuant to the Term Loan Credit Agreement to which Viking’s subsidiary, Ichor Energy LLC, and its subsidiaries are parties to, following March 31, 2019, the borrowers are required at all times to maintain a minimum cash balance of $2,000,000 (the “MLR”). Within 30 days of the end of each quarter, commencing with the quarter ended June 30, 2019, the borrowers are required to pay the lenders, as an additional principal payment on the debt, any cash in excess of (i) the MLR, and (ii) any funds necessary for the capital expenditures contemplated to be expended in the next six month period by an approved plan of development (“APOD Capex Amount”). At June 30, 2020, the restricted cash did not exceed the MLR and the APOD Capex Amount.

Pursuant to the Term Loan Credit Agreement to which Viking’s majority-owned subsidiary, Elysium Energy, LLC, and its subsidiaries are parties to, all receipts are to be deposited to a lockbox account under the control of the lender’s administrative agent, and then subsequently transferred for operations to the borrowers’ bank accounts, all of which are subject to deposit account control agreements.  Commencing with the quarter ended September 30, 2020, the borrowers are required to make mandatory prepayments of principal equal to 75% of excess cash flow as specified in the agreement.

As of June 30, 2020, Viking has total long-term debt and other short-term borrowings of $132,668,858, with a current portion of $63,059,086.  The current portion consists primarily of (a) notes payable with a face value aggregating approximately $6.5 million due as of June 30, 2020, due in August and December of 2020, (b) a revolving credit facility with a balance of $7,090,000 as of June 30, 2020, due in May of 2021, (c) a note payable of approximately $15.5 million as of June 30, 2020, due in June of 2021, (d) a term loan agreement of approximately $31.7 million as of June 30, 2020, and (e) other debtor obligations requiring principal payments of approximately $2 million in 2020.

Three months ended June 30, 2020, compared to the three months ended June 30, 2019

Revenue

Viking had gross revenues of $$9,549,863 for the three months ended June 30, 2020, as compared to $8,734,323 for the three months ended June 30, 2019, reflecting an increase in excess of 9%, or $815,540.  This increase in revenue is primarily a result of the increased production from the oil and gas assets acquired by Viking’s 70%-owned subsidiary, Elysium Energy Holdings, LLC, in February of 2020.

Expenses

Viking’s operating expenses increased by approximately 33%, or $2,126,868 to $8,548,477 for the three-month period ended June 30, 2020, from $6,421,609 in the corresponding prior period. Lease operating costs increased by approximately 54%, or $1,539,511, to 4,396,789 from $2,857,278 as compared to the three months ended June 30, 2019. Depreciation, depletion, amortization and accretion (DD&A) expense, a non-cash expense, increased by $693,0178, to $2,921,208 from $2,228,191 for the corresponding period in 2019. These expense increases were primarily the result of acquiring additional oil and gas assets during the quarter ended March 31, 2020. General and administrative expenses reflected a decrease of approximately 27%, to $917,190, when compared to $1,257,959 in the corresponding prior period due primarily to reduction in personnel.

Income (loss) from Operations

Viking, through the increased production coming from its latest acquisition, and controlling the cost of operations and administration, has generated an income from operations for the three months ended June 30, 2020, of $1,001,386, when compared to income from operations of $2,312,714 for the three months ended June 30, 2019.

Other Income (Expense)

Viking had other expense of $18,674,336 for the three months ended June 30, 2020, as compared to other expense of $(1,020,368) for the three months ended June 30, 2019. This significant difference is primarily a result of a loss on the Company’s commodity derivatives, stock-based interest expense related to certain financing transactions, a loss on financing settlements and increased interest expense and amortization of debt discount due to increased debt associated with acquisitions.

Net Income (Loss)

Viking had a net loss of $(17,672,950) during the three-month period ended June 30, 2020, compared with net income of $1,292,346 for the three-month period ended June 30, 2019, a $18,965,296 difference primarily as a result of the items discussed above.

Six months ended June 30, 2020, compared to the six months ended June 30, 2019

Revenue

Viking had gross revenues of $21,337,815 for the six months ended June 30, 2020, as compared to $18,080,915 for the six months ended June 30, 2019, reflecting an increase in excess of 18%, or $3,256,900. This increase in revenue is primarily a result of the increased production from the oil and gas assets acquired in February of 2020, and to a lesser extent, enhancements to existing wells.

Expenses

Viking’s operating expenses increased by approximately 37%, or $4,601,735 to $17,148,899 for the six-month period ended June 30, 2020, from $12,547,164 in the corresponding prior period. Lease operating costs increased by approximately 49%, or $2,699,320, to 8,155,992 from $5,456,672, as compared to the six months ended June 30, 2019. Depreciation, depletion, amortization and accretion (DD&A) expense, a non-cash expense, increased by $1,499,531, to $6,098,410 from $4,598,879 for the corresponding period in 2019. These expense increases were primarily the result of acquiring additional oil and gas assets during the three months ended March 31, 2020. General and administrative expenses reflected a decrease of $89,467 to $2,201,837, when compared to $2,291,304 in the corresponding prior period.

Income (loss) from Operations

Viking generated an income from operations for the six months ended June 30, 2020, of $4,188,916, when compared to income from operations of $5,533,751 for the six months ended June 30, 2019.

Other Income (Expense)

Viking had other expense of $(1,612,707) for the six months ended June 30, 2020, as compared to other expense of $(16,172,886) for the six months ended June 30, 2019. This significant difference is primarily a result of a gain on the Company’s commodity derivatives offset by stock-based interest expense related to certain financing transactions, a loss on financing settlements and increased interest expense and amortization of debt discount due to increased debt associated with acquisitions.

Net Income (Loss)

Viking had net income of $2,576,209 during the six-month period ended June 30, 2020, compared with a net loss of $(10,639,135) for the six-month period ended June 30, 2019, a $13,215,344 difference primarily as a result of the items discussed above.

Fiscal year ended December 31, 2019, compared to the fiscal year ended December 31, 2018

Revenue

Viking had gross revenues of $34,592,850 for the year ended December 31, 2019 as compared to 7,967,972 for the year ended December 31, 2018 reflecting the impact of the acquisition of the assets acquired by Ichor Energy at the end of 2018, along with continued oil and gas acquisitions and development in the central United States.

Expenses

Viking’s operating expenses increased by $14,581,148 to $29,716,265 for the year ended December 31, 2019, from $15,135,117 for the year ended December 31, 2018. This increase is mainly attributable to increases in lease operating costs commensurate with the new oil and gas wells purchased, as well as a substantial increase in depletion expenses, Additionally, there were increases in accretion expense, depreciation and amortization expense.

Income (Loss) from Operations

Viking generated income from operations of $4,876,585 for the year ended December 31, 2019, as compared to a loss from operations of $7,167,145 for the year ended December 31, 2018. This increase in income from operations was mainly due to the increased production resulting from the acquisitions of oil and gas assets during 2019 and at the end of 2018 through Ichor Energy.

Off Balance Sheet Arrangements

Viking does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in Viking’s securities.

Seasonality

Viking’s operating results are not affected by seasonality.

Inflation

Viking’s business and operating results are not currently affected in any material way by inflation although they could be adversely affected in the future were inflation to increase, resulting in cost increases.

Going Concern Qualification

Viking’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Viking generated a net income of $2,576,209 for the six months ended June 30, 2020 as compared to a net loss of $10,639,135 for the six months ended June 30, 2019. As of June 30, 2020, Viking has a working capital deficiency in excess of $62,000,000. The largest components of current liabilities creating this deficiency are (a) notes payable with a face value aggregating approximately $6.5 million as of June 30, 2020, due in August and December of 2020, (b) a revolving credit facility with a balance of $7,090,000 as of June 30, 2020, due in May of 2021, (c) a note payable of approximately $15.5 million as of June 30, 2020, due in June of 2021, (d) a term loan agreement of approximately $31.7 million as of June 30, 2020, and (e) other debtor obligations requiring principal payments of approximately $2 million in 2020.

Management of Viking evaluated these conditions and has developed a plan which, in part, attempts to address these obligations as follows:

●	The acquisition of Petrodome Energy LLC in 2017 and the oil and gas expertise retained by Petrodome at the end of 2017 provided an internal lease operating company to efficiently evaluate development opportunities.

●	The Ichor Energy Acquisition at the end of 2018 is believed to provide cash flow sufficient to not only satisfy Viking’s debt service associated with this acquisition, but to also fund a work over program to increase this purchased production beyond its current average daily production of 2,000 Boe and provide a quicker principal reduction, resulting in an increased equity position relative to these assets. Cash generated from the operation of these assets is restricted to lease operating expenses, the payment of debt service on the associated term loan, and distributions to Viking of $65,000 per month for general and administrative expenses, and a quarterly tax distribution at the current statutory rates if applicable. On a quarterly basis after appropriate distributions to Viking, any cash in excess of $2,000,000 plus unfunded approved development projects is swept by the term loan lender as an additional principal payment on the debt.

●	Viking has a revolving credit facility with CrossFirst Bank, which was approved for $30,000,000. The balance outstanding at June 30, 2020, is approximately $7,090,000, with a maturity date of May 10, 2021. Additional funds could be made available from this facility for projects reviewed and approved by the lender.

●	The Elysium Energy Acquisition on February 3, 2020, is believed to provide cash flow sufficient to not only satisfy Viking’s debt service associated with this acquisition, but to also fund a development program to increase this purchased production beyond its current average daily production of 2,700 Boe and provide a quicker principal reduction, resulting in an increased equity position relative to these assets. Cash generated from the operation of these assets is restricted to lease operating expenses, the payment of debt service on the associated term loan, certain oil and gas development projects approved by the lender, and a cost allocation for general and administrative expenses of $150,000 per month. Additionally, to the extent that Elysium Energy has excess cash flow (as specified in the term loan agreement), Elysium Energy is required to make mandatory prepayments of the term loan, without penalty or premium, equal to seventy-five percent (75%) of such excess cash flow.

●	With respect to the approximately $11.1 million at June 30, 2020, in face value of convertible notes due in August of 2020, various holders of those notes have subsequently (i) exchanged approximately $2.2 million of the notes for new convertible notes, that were then converted into shares of the Company’s stock, (ii) exchanged approximately $2.4 million of such notes into new convertible notes with a maturity in February of 2022, and (iii) extended the due dates of approximately $6.3 million of such notes to December 31, 2020.

Furthermore, the global COVID-19 pandemic could have a negative impact on Viking’s financial position and results of operations. Negative impacts could include but are not limited to: Viking’s ability to sell its oil and gas production, reduction in the selling price of its oil and gas, failure of a counterparty to make required hedge payments, possible disruption of production as a result of worker illness or mandated production shutdowns, Viking’s ability to maintain compliance with loan covenants and/or refinance existing indebtedness, and access to new capital.

These conditions described above raise substantial doubt regarding Viking’s ability to continue as a going concern. Viking’s ability to continue as a going concern is dependent upon its ability to utilize the resources in place to generate future profitable operations, to develop additional acquisition opportunities, and to obtain the necessary financing to meet its obligations and repay its liabilities arising from business operations when they come due. Management believes Viking will be able to continue to develop new opportunities and will be able to obtain additional funds through debt and/or equity financings to facilitate its development strategy; however, there is no assurance of additional funding being available. Viking’s consolidated financial statements do not include any adjustments to the recorded assets or liabilities that might be necessary should Viking have to curtail operations or be unable to continue in existence.

Critical Accounting Policies

Viking prepares its financial statements in conformity with GAAP, which requires management to make certain estimates and assumptions and apply judgments. Viking bases its estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the financial statements are prepared, actual results could differ from the estimates and such differences could be material. Due to the need to make estimates about the effect of matters that are inherently uncertain, materially different amounts could be reported under different conditions or using different assumptions. On a regular basis, Viking reviews its critical accounting policies and how they are applied in the preparation of its financial statements, as well as the sufficiency of the disclosures pertaining to it accounting policies in the footnotes accompanying its financial statements. Described below are the most significant policies it applies in preparing its consolidated financial statements, some of which are subject to alternative treatments under GAAP. Viking also describes the most significant estimates and assumptions it makes in applying these policies in “Note 2 - Summary of Significant Accounting Policies” to Viking’s audited financial statements included herein under “Index to the Financial Statements”, beginning on page 268.

Oil and Gas Property Accounting

Viking uses the full cost method of accounting for its investment in oil and natural gas properties. Under this method of accounting, all costs of acquisition, exploration and development of oil and natural gas properties (including such costs as leasehold acquisition costs, geological expenditures, dry hole costs, tangible and intangible development costs and direct internal costs) are capitalized as the cost of oil and natural gas properties when incurred.

The full cost method requires Viking to calculate quarterly, by cost center, a "ceiling," or limitation on the amount of properties that can be capitalized on the balance sheet. To the extent capitalized costs of oil and natural gas properties, less accumulated depletion and related deferred taxes exceed the sum of the discounted future net revenues of proved oil and natural gas reserves, the lower of cost or estimated fair value of unproved properties subject to amortization, the cost of properties not being amortized, and the related tax amounts, such excess capitalized costs are charged to expense.

Proved Reserves

Estimates of Viking’s proved reserves included in this joint proxy statement/prospectus are prepared in accordance with U.S. SEC guidelines for reporting corporate reserves and future net revenue. The accuracy of a reserve estimate is a function of:

i.	the quality and quantity of available data;

ii.	the interpretation of that data;

iii.	the accuracy of various mandated economic assumptions; and

iv.	the judgment of the persons preparing the estimate.

Viking’s proved reserve information included in this joint proxy statement/prospectus was predominately based on estimates. Because these estimates depend on many assumptions, all of which may substantially differ from future actual results, reserve estimates will be different from the quantities of oil and gas that are ultimately recovered. In addition, results of drilling, testing and production after the date of an estimate may justify material revisions to the estimate.

In accordance with SEC requirements, Viking based the estimated discounted future net cash flows from proved reserves on the unweighted arithmetic average of the prior 12-month commodity prices as of the first day of each of the months constituting the period and costs on the date of the estimate.

The estimates of proved reserves materially impact depreciation, depletion, amortization and accretion (“DD&A”) expense. If the estimates of proved reserves decline, the rate at which Viking records DD&A expense will increase, reducing future net income. Such a decline may result from lower market prices, which may make it uneconomic to drill for and produce from higher-cost fields.

Asset Retirement Obligation

Asset retirement obligations (“ARO”) primarily represent the estimated present value of the amount Viking will incur to plug, abandon and remediate Viking’s producing properties at the projected end of their productive lives, in accordance with applicable federal, state and local laws. Viking determined its ARO by calculating the present value of estimated cash flows related to the obligation. The retirement obligation is recorded as a liability at its estimated present value as of the obligation’s inception, with an offsetting increase to proved properties. Periodic accretion of discount of the estimated liability is recorded as accretion expense in the accompanying consolidated statements of operations and comprehensive income.

ARO liability is determined using significant assumptions, including current estimates of plugging and abandonment costs, annual inflation of these costs, the productive lives of wells and a risk-adjusted interest rate. Changes in any of these assumptions can result in significant revisions to the estimated ARO.

Commodity derivatives

Viking does not designate its commodities derivative instruments as hedges and therefore does not apply hedge accounting. Changes in fair value of derivative instruments subsequent to the initial measurement are recorded as change in fair value on derivative liability, in other income (expense). The estimated fair value amounts of Viking’s commodity derivative instruments have been determined at discrete points in time based on relevant market information which resulted in Viking classifying such derivatives as Level 2. Although Viking’s commodity derivative instruments are valued using public indices, as well as the Black-Sholes model, the instruments themselves are traded with unrelated counterparties and are not openly traded on an exchange.

THE MERGER

This section of the joint proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus, the merger agreement (attached hereto as Annex A) and the other documents we refer you to for a more complete understanding of the merger.

Terms of the Merger

Each of the Viking board and the Camber board has approved the merger agreement, the merger (subject to stockholder approval, as applicable) and the other transactions contemplated by the merger agreement. The merger agreement provides that Merger Sub will merge with and into Viking, with Viking surviving the merger as a wholly-owned subsidiary of Camber.

In the merger, (a) each share of Viking common stock issued and outstanding immediately prior to the effective time (other than certain shares owned by Camber, Viking or Merger Sub) will be converted into the right to receive the pro rata share (when including the Viking preferred stock conversion rights (defined below)) of a number of shares (the “exchange ratio” and such shares, the “merger consideration”) of Camber common stock calculated as follows: (w) the number of shares of Camber common stock considered outstanding on a fully diluted basis immediately prior to the effective time, excluding any shares into which Camber’s Series C Preferred Stock may be convertible, (x) multiplied by the difference between 100% and the Camber Percentage (as defined and described below), (y) divided by the Camber Percentage (20%), (z) divided by the number of shares of Viking common stock considered outstanding on a fully diluted basis immediately prior to the merger, rounded up to the nearest one-hundred thousandth (1/100,000th); and (b) each share of Viking preferred stock outstanding immediately prior to the effective time, will be converted into one (1) share of Camber Series A Preferred Stock, which preferred stock will have the right to vote, and convert into, that number of shares of Camber common stock that its holder would have received in the merger, had such Viking preferred stock been fully converted into Viking common stock immediately prior to the effective time (which we refer to as the “Viking preferred stock conversion rights”).

Camber will not issue any fractional shares of Camber common stock in the merger. Instead, holders of Viking common stock will have any fractional shares of Camber common stock which they would be due as a result of the merger rounded up to the nearest whole share.

Viking stockholders are being asked to approve the merger agreement and approve the merger. Camber stockholders are being asked to approve the merger agreement and the issuance of shares of Camber common stock and Camber Series A Preferred Stock (as well as the terms thereof) pursuant to the terms of the merger agreement, in an amount necessary to complete the merger and the other transactions contemplated by the merger agreement. See “The Merger Agreement” beginning on page 192 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

As part of the ongoing consideration and evaluation of their respective long-term prospects and strategies, each of the Camber board and the Viking board and Camber’s and Viking’s management have regularly reviewed and assessed their respective business strategies and objectives, including strategic opportunities and challenges, and have considered various strategic options potentially available to them, all with the goal of enhancing value for their respective stockholders.

Camber (then named Lucas Energy, Inc.), had been seeking acquisitions to build value and assets since January 2014. This led to its acquisition of assets from parties associated with Segundo Resources LLC, in August 2016 and subsequent name change to Camber Energy, Inc. in January 2017. Unfortunately, even after the acquisition, Camber had substantial debt in relation to its asset value and a cash deficiency. Camber completed no significant acquisitions and had no success growing its assets through November 2017, when Camber received a deficiency letter from the NYSE American advising that it was not in compliance with certain continued listing standards of the NYSE American which require that listed companies maintain minimum levels of stockholders’ equity. The NYSE American required Camber to submit a plan of compliance to the exchange and provided Camber until August 3, 2018 to regain compliance with the additional listing rules, which date was subsequently extended through February 3, 2019.

Upon receiving the deficiency notice from the NYSE American, Camber implemented a plan to regain compliance while improving its balance sheet. Additionally, Camber’s management accelerated its process of exploring potential acquisitions of operating companies or assets that would be accretive to cash flow and earnings with its available liquidity, in an effort to among other things, cure Camber’s continued listing deficiencies with the NYSE American.

At that time, Camber’s debt was almost twice as much as the value of Camber’s oil and gas assets.

Effective August 1, 2018, Camber sold a substantial part of its assets to N&B Energy, LLC (“N&B Energy”), which entity is affiliated with Mr. Richard N. Azar II, Camber’s former Chief Executive Officer and former director, and Mr. Donnie B. Seay, Camber’s former director. A condition of the sale was that N&B Energy and related parties assume certain of Camber’s debt, which transaction eliminated all of Camber’s bank debt, resulting in a substantial improvement to Camber’s balance sheet. On the other hand, the need to acquire new assets and new operations became even more important to Camber after this sale.

Continuing after the N&B Energy sale Camber’s management continued to explore various opportunities for acquisitions and transactions which could be accretive to stockholders.

From January 23 - 25, 2019, Mr. Jim Miller, a Camber board member, introduced Camber’s interim CEO, Mr. Louis G. Schott, to Viking’s CEO, Mr. James Doris, through Mr. Steve Cochennet, a mutual acquaintance of Mr. Miller and Mr. Doris. Mr. Miller, who then owned 319,933 shares of Viking’s stock (representing approximately 0.351% of the then issued and outstanding shares of Viking), made the introduction between the parties because he believed that there might be potential for a transaction between the two companies. At that time, Viking desired to enhance its liquidity and up-list to the NYSE American and Camber was looking for a partner with substantial oil and gas operations and a platform for growth.

Mr. Cochennet was part owner of a company based in Kansas, S&B Operating, LLC, that operated certain of Viking’s oil and gas assets that were purchased throughout 2016 to 2018, and Mr. Cochennet was aware of Viking’s desire to up-list to a national stock exchange. Mr. Cochennet reached out to Mr. Doris to see if Mr. Doris was interested in having an initial discussion with Mr. Schott of Camber to determine if it might be worth pursuing a business arrangement between Camber and Viking. Mr. Doris has been Viking’s President and CEO since late 2014, and was leading Viking’s expansion in the oil and gas industry.

On or about January 23, 2019, Messrs. Schott and Doris had a brief phone call and agreed it might be appropriate for the parties to sign a non-disclosure agreement (“NDA”) and share initial information. Mr. Doris sent Mr. Schott an email following the call stating he looked forward to receiving the form of NDA from Camber, and on January 25, 2019, Mr. Doris sent a follow up email to Mr. Schott inquiring about the status of the NDA, but did not hear back. It was later discussed that Camber was pursuing a different transaction with Lineal Star Holdings, LLC at that time and Mr. Schott decided to table discussions with Viking until a later date.

In February 2019, the NYSE American provided Camber notice that it had regained compliance with all of the continued listing standards requiring minimum levels of stockholders’ equity. Camber was able to regain such compliance without completing an acquisition transaction.

In July 2019, Camber entered into, and closed the transactions contemplated by, an agreement and plan of merger with Lineal Star Holdings, LLC (“Lineal”), its owners and subsidiaries, pursuant to which Camber acquired Lineal in consideration for preferred stock, which, upon stockholder approval, would have rights to convert into, and vote, a majority of Camber’s outstanding common stock. Lineal is a specialty construction and oil and gas services enterprise providing services to the energy industry. As part of the acquisition, Camber planned to transition its operations to those of Lineal. A requirement of the acquisition was that the combined company needed to re-meet the NYSE American initial listing requirements at the time of stockholders’ approval of the conversion terms of the preferred stock. Camber determined that such NYSE American initial listing requirements were not going to be able to be met and from the time of the closing until December 2019, the former Lineal owners and Camber discussed potential other acquisitions and transactions which would allow the combined company to meet such listing standards.

Camber evaluated other oil and gas property acquisitions as well as oil and gas service companies while Lineal focused more on potential acquisitions of pipeline service companies and related businesses as acquisition targets.

On August 29 2019, representatives of Network 1 Financial Securities, Inc., an SEC and FINRA licensed entity (“Network 1”), advised Mr. Doris that they knew of an NYSE American listed company interested in acquiring an oil and gas company as part of a potential merger arrangement, and asked Mr. Doris if Viking was interested in exploring such a transaction to which Mr. Doris said he was interested in learning more.

Viking signed a Non-Disclosure Agreement with Network 1, and on August 30, 2019, Network 1 sent Mr. Doris a draft Term Sheet concerning a potential merger involving Camber, which contemplated among other things:

○	A 70%/30% ownership split for Viking/Camber

○	Camber to have $6.4 million in cash on hand at closing

○	Mr. James Doris and Mr. Louis Schott to be co-CEOs of the merged entity

○	Camber’s existing management to have a right to approve financings for 12 months following the closing

○	A 10-day due diligence period following execution of the Term Sheet, and if the parties decided to move toward, the next steps after such period, then Viking was to deposit $1 million with Camber as a good faith commitment of its intention to move forward with the transaction

○	A requirement that the parties sign the Term Sheet by August 31, 2019

Mr. Doris advised Mr. Kurt McDonald of Network 1 that Viking’s main priority at that time was completing an acquisition of oil & gas assets that Viking had been assessing over the past couple of months, which at the time had a scheduled closing date of October 31, 2019, and that a deal with Camber only made sense if it assisted Viking with accomplishing that task. Regarding the draft Term Sheet provided by Network 1, Mr. Doris advised Mr. McDonald that for Viking to move forward the document would have to contemplate the following:

○	Use of Funds for Viking Acquisition: a provision acknowledging Camber’s surplus cash (less Network 1’s fee) would be used as part of the equity contribution for Viking’s proposed acquisition.

○	Seller’s Ownership Interest of Combined Company: 30% was too high under the circumstances. Viking’s calculations supported a 10 to 12% ownership interest to Camber stockholders on closing of the merger (assuming Viking was successful in closing its target acquisition) but Viking was willing to offer Camber a 15% interest in the merged entity on closing given the cash contribution, Camber’s stockholder base and the NYSE American listing.

○	Deposit: Viking was not willing to provide a $1 million deposit. Mr. Doris advised that $250,000 would be reasonable provided the deposit is returned to Viking if the deal falls apart through no fault of Viking.

○	Camber’s Veto on Financing Transactions: the provision giving Camber’s management team a veto right on financing transactions for a 12- month period post-closing would have to be removed. Viking was willing to give Camber a nominee on the board, and the board would need to be properly constituted with a majority of independent members, all highly qualified professionals, so future financing decisions were to be determined by management and the board, as applicable.

Viking agreed to pay a fee to Network 1 provided a deal between Viking and Camber could be reached on the terms described above, which never materialized.

Between August 31, 2019 and September 3, 2019, Mr. Doris had various communications with Network 1 and, among other things, Mr. Doris requested to speak with representatives of Camber.

On September 4, 2019, Network 1 coordinated a conference call amongst Mr. Schott, Mr. Doris and certain representatives of Network 1.

On September 5, 2019, Viking signed a mutual NDA, which was counter-signed by Camber on September 9, 2019. The parties then began a preliminary dialogue on their respective companies, diligence items on each company and timing related to a possible transaction.

On September 9, 2019, Mr. McDonald, a representative of Network 1, provided Camber, on behalf of Viking, via email, information on Viking’s corporate structure and financials.

From September 11 through September 25, 2019, Camber began initial diligence on data provided by Viking. On September 16 and 17, 2019, Mr. McDonald, a representative of Network 1, requested various information from Mr. Schott, on behalf of Viking, via email, including requesting information regarding Camber’s Series C Preferred Stock holder, requesting copies of Camber’s Non-Objecting Beneficial Owners (“NOBOs”) and a stockholders list, a capitalization table, and answers regarding potential cash available for acquisitions, as part of Viking’s due diligence.

On September 26, 2019, Mr. Doris met with Mr. Ed Cabrera of Network 1 in New York City to discuss the potential deal between Viking and Camber, and Mr. Doris advised Mr. Cabrera that Viking would like to better understand the following:

-	Camber’s estimated net cash that would be available on closing

-	Estimated timeframe for

○	Finalizing a proposed Term Sheet

○	Obtaining NYSE American preliminary approval

○	Camber obtaining stockholder approval

○	Closing

-	There were also questions regarding Camber’s possible contractual obligations, if any, to its pipeline subsidiary (Lineal), including any capital requirements.

Mr. Doris also advised Mr. Cabrera that Viking was not in a position to entertain a break-up fee, and that perhaps it might be appropriate for Camber to pay Viking a break-up fee if Camber walks away from the transaction.

On September 27, 2019, Mr. McDonald of Network 1 coordinated a follow-up call with Mr. Schott on behalf of Camber and Mr. Doris on behalf of Viking, regarding the due diligence process.

On or about September 29, 2019, Network 1 advised Mr. Doris that Camber’s estimated cash on closing, should a deal be reached, would be around $3.5 million, down from the previous estimate of $6.4 million. Mr. Doris advised Network 1 that the deal was less attractive with such cash balance, but still of value on the proper terms, including if a deal could be closed by November 26, 2019. Mr. Doris also advised Network 1 that the merger would have to be conditional upon Viking and Network 1 agreeing to a new compensation arrangement since the existing agreement was based on Camber having $6.4 million in the bank on closing.

From September 29 through October 23, 2019, the parties continued discussions and exchanged diligence information while they negotiated a non-binding term sheet on a potential transaction.

Mr. Schott presented the potential merger opportunity, the Viking financials and summary information, to the Camber board of directors (the “Camber Board”) at the October 2, 2019 Camber Board meeting. Because the proposed term sheet was not binding, approval by Camber’s Board was not required.

On October 4, 2019 the parties negotiated, but did not execute, term sheets relating to a bifurcated acquisition structure, which would have resulted in Viking selling Camber its rights to acquire certain oil and gas properties located in Louisiana and Texas as part of an initial transaction and Camber acquiring Viking via a reverse triangular merger (similar to the merger as signed) as part of a second transaction. The parties subsequently agreed the two-part structure would be overly complicated and did not reflect the intentions of the parties.

On October 17, 2019, Mr. Schott and Mr. Doris had a brief in-person meeting in Houston, Texas at Viking’s offices. Both individuals happened to be in Houston on that day and agreed it made sense to meet in person. Mr. Doris provided Mr. Schott with another overview of Viking and its business strategy, and Mr. Schott provided Mr. Doris with a more detailed overview of Mr. Schott’s involvement in Camber. Mr. Schott mentioned he intended to share with Camber’s board of directors over the coming weekend the most recent version of the Term Sheet concerning the proposed merger.

Camber and Viking subsequently entered into a confidential non-binding Term Sheet on October 24, 2019, which contemplated among other things:

○	An 85%/15% ownership split for Viking/Camber, respectively, subject to adjustments, post-closing

○	Camber to have $4.5 million in cash on hand at closing

○	Parties to sign a definitive agreement by November 25, 2019

○	Camber’s Series C Preferred Stock shares to be terminated on closing

There were continued discussions regarding the Camber Viking Term Sheet as well as the diligence summary including Viking reserves at the October 29, 2019 Camber Board Meeting.

On October 28, 2019, Camber shared a link to a Dropbox folder with Viking containing information concerning Camber. On October 31, 2019, after reviewing such information, Mr. Doris asked Mr. Schott for further details concerning Camber’s accounts payable, litigation matters, employment/consulting agreements and obligations involving Lineal. Camber responded with comments on November 4, 2019.

From November 2 through November 27, 2019, the parties continued discussions and diligence. Camber’s primary focus was an analysis of Viking’s reserves, Viking’s debt levels and its potential to complete an acquisition, which was then subject to a letter of intent. Viking focused on Camber’s remaining liabilities, its cash position rolled forward to closing, the Lineal transaction, Camber’s other assets and Camber’s preferred stockholders and remaining obligations associated therewith.

On November 8, 2019, Mr. Schott advised Mr. Doris that Camber was still working on its analysis of information provided by Viking.

On November 9, 2019, Mr. Doris emailed Mr. Schott to request additional information, including: (i) the amount of cash on hand at Camber; (ii) a copy of the most recent statement from the Gonzales County, Texas Tax Office regarding a tax bill then due; (iii) a copy of the most recent statement from the law firm, Porter Hedges, about their legacy invoice(s); (iv) a copy of the most recent statement from one of Camber’s service providers; and (v) an estimate of future legal fees and potential payouts associated with outstanding lawsuits.

On November 12, 2019, Mr. Doris sent Mr. Schott and Mr. Robert Schleizer, the Chief Financial Officer of Camber, a link to the Quarterly Report on Form 10-Q filed earlier that day by Viking with respect to the quarter ending September 30, 2019.

The status of due diligence on the transaction was discussed at a November 20, 2019 Camber Board Meeting.

On November 22, 2019, Mr. Doris spoke with Mr. Schott and provided him an update on the status of Viking’s efforts to secure a senior secured credit facility for its target acquisition (Viking received a Term Sheet relating to the acquisition earlier that day). Mr. Schott said he would pass along the information to Camber’s board of directors over the weekend and get back to Mr. Doris. On November 25, 2019, Mr. Doris emailed Mr. Schott to advise the aforementioned Term Sheet was fully executed that day.

On November 25, 2019, Mr. Doris asked Mr. McDonald of Network 1 to follow up with Camber on certain items. Because a definitive agreement was not signed by November 25, 2019, the executed Term Sheet between Camber and Viking expired.

On November 26, 2019, Mr. McDonald of Network 1 emailed Mr. Schott and Mr. Doris with a status update regarding dealings between Viking and Camber. Within the correspondence, Mr. McDonald acknowledged there was no active Letter of Intent or Term Sheet between the parties, but that Camber was still willing to negotiate in good faith. Mr. McDonald outlined questions from Camber to Viking regarding Viking’s target acquisition (i.e., closing date, capital needs, post-closing balance sheet), and questions from Viking to Camber (i.e., requesting statements regarding certain payables and details regarding accounts receivable and accounts payable, and inquiring as to whether Camber believed it would be able to negotiate a deal with its Series C Preferred Stockholder to terminate said preferred shares on or prior to the closing of any merger). Network 1 advised that it was hopeful that a definitive agreement could be concluded by Camber and Viking by December 2, 2019.

On November 27, 2019, Mr. Doris forwarded Mr. Schott and others information regarding Viking’s estimated reserves and debt schedule.

On November 29, 2019, Mr. Doris spoke briefly with Mr. Schott inquiring as to Camber’s position on a potential deal with Viking. Mr. Schott advised that he would communicate with his board of directors and report back.

On December 1, 2019, Mr. McDonald of Network 1 emailed Mr. Doris and Mr. Schott advising that Mr. McDonald understood that Mr. Doris and Mr. Schott spoke recently, and that Camber would get back to Viking with an update on Monday, December 9, 2019.

On December 4, 2019, Mr. Doris updated Network 1 on Viking’s efforts to secure a senior secured credit facility with respect to its target acquisition (Viking had two term sheets in place by such time), and Network 1 in turn updated Camber.

Viking had engaged Advisory Group Services, Ltd. dba RHK Capital (“RHK Capital”), a FINRA-member broker dealer, to assist Viking with raising capital for its target acquisition. RHK was under a non-disclosure agreement with Viking and was made aware of discussions between Viking and Camber regarding a potential merger. Mr. Doris thought it would be helpful to connect Camber and RHK Capital so RHK could learn more about the prospective merger, and so Camber could learn more about RHK’s efforts regarding raising capital for Viking. In that regard, on December 13, 2019, Mr. Richard Kreger and Mr. Jeffrey Morfit of RHK participated in a conference call with Mr. Doris and Mr. Schott. Between December 13 and December 16, 2019, RHK was made aware of the terms set out in the Term Sheet previously signed by Camber and Viking (which had since expired) and RHK, Camber and Viking discussed the possibility of Viking and Camber reviving the deal on similar terms or possibly structuring a new deal whereby Viking would assign to Camber, Viking’s interest in the purchase and sale agreement regarding its target assets, so Camber could raise capital directly to help with the acquisition, in exchange for a combination of cash, preferred shares and common shares of Camber.

On December 16, 2019, Mr. Doris had a call with Mr. Schott regarding the deal structure and emailed Mr. Schott later that day with further detailed terms and a proposed structure for the merger.

On December 17, 2019, Mr. Doris emailed Mr. Schott a pro forma of Viking’s estimated number of wells, reserves and EBITDA for 2020, assuming Viking successfully completed its target acquisition.

At the end of December 2019, Viking negotiated an extension of the closing date for its target acquisition to February 3, 2020.

At the same time that discussions were ongoing between Camber and Viking as discussed above, between November and December 2019, because no definitive timeline was able to be established as to how or when Camber (i.e., at that time, the combined company of Camber and Lineal) would meet the NYSE American initial listing standards, which as discussed above, was a required term and condition of Camber’s July 2019 Lineal acquisition, the former Lineal owners and Camber began discussions regarding a potential unwinding of the Lineal acquisition. Effective on December 31, 2019, the former Lineal owners and Camber entered into a preferred stock redemption agreement which resulted in the July 2019 Lineal acquisition effectively being unwound. As a result of such transaction, Camber’s operations changed back to being entirely related to oil and gas exploration and production effective December 31, 2019.

At that time, Camber’s management re-intensified its search for potential new acquisition targets for Camber. These included other oil and gas assets and operating company targets, oil and gas service companies, green energy companies and other acquisition opportunities.

On January 2, 2020, Mr. Doris emailed Mr. Schott with an update regarding the senior secured credit facility Viking was looking to put in place for its target acquisition.

On January 3, 2020, Camber and Viking began discussions on a revised Letter of Intent. Mr. Doris emailed Mr. Schott and Mr. Schleizer an updated draft Letter of Intent, which contemplated the following:

●	Camber acquiring the outstanding shares of Viking in exchange of shares of Camber, pursuant to a merger of Viking and Camber, with the post-transaction shareholdings being split as follows:

○	Camber – 15%

○	Viking – 85%

The above percentages were to be calculated based on all issued or issuable securities of each entity, on a fully-diluted basis.

●	Material Conditions:

○	Closing of Oil & Gas Transaction. Viking completing its target acquisition.

○	Extension of Maturity Date of Promissory Note. Viking extending the maturity date of its December 28, 2018 outstanding promissory note (the “2018 Seller Note”) (or any replacement note) to June 1, 2021.

○	Minimum Cash Requirement. Camber having at least $4,000,000 in unencumbered cash (and without any associated debt) available for use for working capital purposes upon closing of the merger.

○	Camber’s Series C Preferred Stock. Among other things, Camber would be required to have redeemed or otherwise extinguished all of its existing Series C Preferred Stock.

○	Ownership Percentage Adjustment. The parties would be required to agree on a formula to adjust the aforementioned 85/15 ownership interest in the combined company to account for the possibility where on closing of the merger: (a) Camber had more than the $4,000,000 minimum cash requirement; and/or (b) Viking, outside of its Ichor division or Elysium division, had surplus unencumbered cash.

○	Approval from each company’s stockholders and board of directors.

○	Approval from the NYSE American and SEC.

●	Potential Interim Steps – if the parties believed it was more prudent prior to the merger to raise equity capital through Camber (as opposed to Viking) for the immediate acquisition of assets, the parties would consider transferring Viking’s Elysium subsidiary to Camber and for Viking to receive preferred stock in Camber in consideration for such transfer.

●	Exclusivity Period – 10 business days.

On January 7, 2020, Mr. Schott emailed Mr. Doris with a few comments to the proposed revised Letter of Intent, including with respect to the following:

●	Camber wanting to make sure Viking had no debt maturing in 2020, other than promissory notes executed by Viking in 2018 that mature on August 31, 2020;

●	Camber possibly having to issue a fixed number of common shares to its Series C Preferred Stock holder in order to extinguish the Series C Preferred Stock shares, acknowledging that any such common shares issued/issuable to such Series C Preferred Stock holder would come out of the 15% of the merged entity which Camber stockholders are due.

●	Camber requiring a fairness opinion.

●	Camber possibly having to make an acquisition before closing of the merger to comply with NYSE American listing requirements.

●	Camber wanting the ability to raise equity prior to closing of the merger, if necessary.

On January 7, 2020, Mr. Doris responded to Camber’s comments to the revised Letter of Intent. For the most part, Camber’s requested changes were accepted, subject to some clarifying language. Viking also added a requirement to the draft Letter of Intent for Viking to obtain a fairness opinion. The revised Letter of Intent was discussed with the Camber Board on January 8, 2020.

On January 9, 2020, Mr. Fred Zeidman, a member of the Camber Board had a call with Mr. Richard Kreger of RHK Capital, which discussion included background information on Mr. Doris, as well as summary information on Viking’s history, financials, assets, liabilities and plans. On that same date, Mr. Zeidman had a meeting in New York City with Mr. Richard Kreger and Mr. Jeffrey Morfit of RHK Capital, which discussion included the pending Camber/Viking merger discussions, equity raises and a potential path towards a settlement with Camber’s Series C Preferred Stock holder.

On January 10, 2020, the Camber Board discussed the proposed Viking merger, material deal points and hurdles to overcome, the status of due diligence and related items. At the meeting the Camber Board unanimously resolved to enter into a Letter of Intent with Viking relating to the merger on the terms circulated by the parties.

On January 10, 2020, Camber, via email from Mr. Schott to Mr. Doris, requested a change to the “Exclusivity” section in the Letter of Intent. Mr. Doris revised the Letter of Intent accordingly, and sent an updated version of the document, along with a copy executed by Mr. Doris on behalf of Viking, to Mr. Schott and Mr. Schleizer in the evening of January 10, 2020.

On January 13, 2020, Mr. Doris followed up with Mr. Schott inquiring as to the status of the Letter of Intent, and Mr. Schott advised via email that he was planning to sign the Letter of Intent on behalf of Camber later that morning, and requested a follow up call with Mr. Doris that day. Mr. Schott sent a counter-signed copy of the Letter of Intent to Mr. Doris later in the day on January 13, 2020. As mentioned above, the Letter of Intent included the following proposed terms of an acquisition by Camber of Viking:

○	85%/15% ownership split for Viking/Camber of the combined company, respectively, subject to adjustments

○	Camber to have $4.0 million in cash on hand at closing

○	Camber’s Series C Preferred Stock shares to be terminated on closing

○	Viking to have closed on an acquisition of additional oil and gas assets in Texas and Louisiana (“Viking Acquisition”)

○	Viking to have negotiated an extension of the maturity date of a certain promissory note (the then maturity date of said note was January 30, 2020) (the “Seller Note”)

These terms were primarily negotiated between Camber and Viking management with input and support of both boards of directors. The resulting terms agreed upon were the result of negotiations based on each party’s assets.

On January 17, 2020, Viking’s legal counsel provided Camber’s legal counsel with a draft of a definitive merger agreement.

On January 20, 2020, Mr. Doris reached out to Mr. Schott and Mr. Schleizer to see if Camber had any comments to the draft definitive merger agreement, to which Mr. Schott responded that Camber still needed to review the document in detail with its legal counsel.

On January 21, 2020, Mr. Doris sent Mr. Schott an email with an update on Viking’s progress with finalizing the senior secured credit facility for Viking’s target acquisition. Mr. Doris also advised that RHK Capital was optimistic it could raise other capital required by Viking for the acquisition if the merger agreement between Camber and Viking was signed that particular week. The merger agreement was never a condition for RHK Capital to raise capital for Viking, but RHK Capital believed the entry into the merger agreement would assist RHK Capital in helping Viking meet its capital objectives.

On January 23, 2020, Mr. Schott advised Mr. Doris via telephone call that it was unlikely that Camber’s lawyers would finish reviewing the draft definitive merger agreement by the end of the week. Since the January 13, 2020 Letter of Intent required the parties to reach a definitive agreement in 10 days, i.e., by January 23, 2020, Mr. Schott believed it would be appropriate for the parties to enter into another replacement Letter of Intent to extend the date by which the parties were required to enter into a definitive agreement. Thus, a replacement Letter of Intent was signed, and on January 24, 2020, the parties each filed Current Reports on Form 8-K disclosing the parties’ entry into the extended Letter of Intent, including the extended Letter of Intent as an exhibit to the filing, and releasing a joint press release relating to the proposed merger.

On January 27, 2020, Mr. Doris, Mr. Schleizer and Mr. Schott met in New York with Mr. Richard Kreger, Mr. Jeffrey Morfit and Mr. Michael Grachien of RHK Capital regarding the proposed merger as well as the proposed Viking Acquisition. There were discussions about specific equity partners as well as the need for a resolution with Camber’s Series C Preferred Stock holder.

At that time, Viking was finalizing its debt financing for the Viking Acquisition but needed to raise at least $5 million in equity or subordinated debt to close. Despite working on this initiative since October 2019, RHK Capital had no realistic financing sources to provide the $5 million, and with only four business days remaining to close the Viking Acquisition, Viking had to immediately explore alternatives. Accordingly, Mr. Schott and Mr. Doris began discussions relating to the possibility of Camber, through funds obtained from its Series C Preferred Stock holder, providing the $5 million to Viking. Having Camber (through funds generated through the sale of Series C Preferred Stock) effectively finance part of the Viking Acquisition, would make the terms of the merger less favorable to Viking stockholders, as Camber’s Series C Preferred Stock holder would not want the Series C Preferred Stock shares to be terminated on closing of the merger; however Viking was potentially going to lose the ability to close the Viking Acquisition, which had been negotiated for months, if it was not able close the Viking Acquisition by the required deadline. Additionally, among other things, Viking would lose $2,750,000 in deposits paid to the selling group, as well as default on a material promissory note within its capitalization in favor of the same selling group, which would have likely triggered a foreclosure of Viking’s most significant oil and gas assets if the Viking Acquisition fell through. Faced with this alternative, Viking’s management determined it was in Viking’s and its stockholders’ best interests to explore an arrangement with Camber and its preferred stockholder.

On January 30, 2020, Mr. Doris emailed Mr. Schott and the representative of Camber’s Series C Preferred Stock holder advising of the following framework regarding a potential deal:

○	Camber’s Preferred stockholder waives existing triggering events (i.e., defaults) relating to Series C Preferred Stock

○	Camber’s Preferred stockholder advances at least $5 million in new money to Camber through the purchase of additional shares of Series C Preferred Stock (on similar terms as prior purchases)

○	Camber and Viking sign a definitive merger agreement (with such merger agreement to be revised such that the existing Series C Preferred Stock share structure can remain in place following the closing of the merger (i.e., to remove the prior requirement set forth in the revised Letter of Intent that the Series C Preferred Stock would be required to be extinguished prior to closing the merger), provided Camber is not in default of the terms of such preferred stock at the time of the merger)

○	Camber loans $5 million to Viking, with funds to be released only if Viking closes its acquisition.

○	Parties to proceed to close the merger as soon as possible.

On January 31, 2020, Camber’s legal counsel circulated a revised draft of the definitive merger agreement to Viking for review.

On February 1, 2020, Viking’s legal counsel sent a further revised draft of the definitive merger agreement to Camber’s counsel.

Items which were being worked out between the parties during this period include Camber negotiating the requirement that Viking pay any repayment penalties and fee amounts which Camber would be required to pay its Series C Preferred Stock holder in the event the merger agreement was terminated and the loan made to Viking from Camber was required to be repaid – which would in turn trigger the requirement that Camber return the amount paid by Camber’s Series C Preferred Stock holder as part of the sale of Series C Preferred Stock.

On February 1, 2020, Mr. Doris sent Mr. Schott and the representative of Camber’s Series C Preferred Stock holder copies of the material documents associated with the financing offering Viking structured with input from RHK Capital, including the Term Sheet, Securities Purchase Agreement, Promissory Note and Security and Pledge Agreement (collectively, the “Loan and Security Documents”). The Loan and Security Documents were negotiated previously by Viking and RHK Capital and their respective counsel, and it was anticipated that RHK Capital would facilitate new investors participating in the offering following the entry into the merger agreement, and thus the new investors would share pari passu with Camber as it related to the security described in the Security and Pledge Agreement, being a first-ranking security interest against the membership interests owned by Viking in Elysium Energy, LLC. In addition, Camber was to receive a second ranking security interest against the membership interests owned by Viking in its other subsidiaries.

Throughout February 1 and February 2, 2020, representatives of Viking and Camber and/or their respective legal advisors exchanged several emails with questions and comments regarding the merger agreement and the Loan and Security Documents.

The final definitive merger agreement as agreed to by the parties included the following terms:

○	80%/20% ownership split for Viking/Camber, respectively, subject to adjustments

○	Camber to provide a $5.0 million loan to Viking to assist Viking with completing the Viking Acquisition. Viking to repay the $5 million, plus interest and other amounts required to be paid by Camber to its Series C Preferred Stock holder upon termination of the merger (which required the redemption of the Series C Preferred Stock shares sold to the Series C Preferred Stock holder as part of the transaction), within 90 days of termination of the merger, if applicable.

○	No requirement to terminate Camber’s Series C Preferred Stock at closing

○	Viking to have closed the Viking Acquisition

○	The requirement that both Camber and Viking obtain fairness opinions prior to closing

○	Viking to have negotiated an extension of the maturity date of the Seller Note

Camber’s ownership post-merger increased from the terms as originally negotiated between the parties as Camber was advancing the capital to close the Viking Acquisition prior to the closing of the merger agreement. Additionally, Camber negotiated a 25% interest in the Viking Acquisition as additional consideration for making the $5 million advance.

From January 31 through February 3, 2020, there were several discussions with the Camber Board on the status of negotiations on the transaction. The Board, following lengthy deliberation and review of many options and proposals for alternative transactions presented to the Board by management, determined that the Viking Merger was the best avenue for Camber and proceeding forward was in the best interest of the Camber stockholders. The Camber Board’s decision was based on the fact that Viking had a sizable asset base with a substantial platform for growth, that with the Elysium acquisition Viking almost doubled its asset base, that Viking’s management team had a strong track record for growth and that the only negatives relating to Viking were associated with its listing on the OTCQB, its low liquidity and its high debt levels, would be resolved via the combination with Camber as part of the merger and the combined company being listed on the NYSE American post-merger and the associated enhanced liquidity of the combined company stock and the potential to raise capital to reduce debt and enhance growth through the combined company’s liquidity (through Camber) and assets (through Viking’s assets to be acquired by the combined company pursuant to the merger).

On February 3, 2020, Mr. Schott presented the negotiated merger agreement to the Camber Board for review and approval. Because of the significant discussions regarding the potential merger which had already taken place between the Camber Board and the fact that Mr. Schott generally kept the Camber Board informed (formally and informally) of the negotiation of the merger agreement, the approval for the merger agreement and related transactions was given via a unanimous written consent to action without a meeting of the Camber Board executed on February 3, 2020. The merger transaction was unanimously approved at the Camber Board level with no directors dissenting.

On February 3 and 4, 2020, members of Camber and Viking management, together with representatives of Camber’s and Viking’s legal counsel, coordinated the signing of the merger agreement and the announcement of the merger.

On February 4, 2020, Viking and Camber executed the merger agreement, memorializing the terms above, including the $5 million advance by Camber to Viking. The parties also entered into a Securities Purchase Agreement, relating to Viking’s sale to Camber of a $5 million 10.5% Secured Promissory Note to evidence the amount advanced by Camber to Viking, a 10.5% Secured Promissory Note and various pledge agreements securing the loan. Additionally, as part of the transaction, Viking assigned Camber 25% of Elysium. All or a portion of the assigned Elysium interests will be retained by Camber and/or returned to Viking under different circumstances relating to the termination of the merger agreement and repayment obligations associated with the secured note. See also a more detailed discussion of these agreements and transactions under “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207.

Pursuant to a Placement Agent Agreement between Viking and RHK Capital, RHK Capital was to receive a commission equal to 8% of the proceeds raised by RHK Capital on behalf of Viking in connection with the Viking Acquisition. RHK Capital participated in a few calls between Viking and Camber, and with Camber’s preferred stockholder, and given the $5 million advanced by Camber to Viking took the position that RHK Capital was entitled to a $400,000 commission as a result of the transaction. Viking disagreed with this assessment as RHK Capital played only a minor role in the entire arrangement; however, so as not to disrupt matters regarding the merger and to avoid a litigious situation at a critical time, Viking opted to pay RHK Capital the 8% commission fee.

On February 5, 2020, Viking closed the Viking Acquisition and Viking and Camber each filed a Current Report on Form 8-K regarding the entry into the merger agreement and the terms of Camber’s advance.

On February 12, 2020, Viking’s legal counsel sent Camber’s legal counsel Viking’s merger schedules, which were required to be provided by the parties no later than 10 business days after the parties’ entry into the merger agreement.

On February 13, 2020, Viking’s legal counsel provided Camber’s legal counsel an extension for Camber to provide Viking Camber’s merger schedules, and on February 18, 2020, Camber’s legal counsel sent Viking copies of Camber’s merger schedules.

On February 10, 2020, the parties exchanged merger schedules which were required to be provided by the parties no later than 10 business days after the parties’ entry into the merger agreement.

On February 19, 2020, Camber engaged CapShield, LLC to perform additional due diligence on Viking and the merger focusing on land and title review, environmental and asset condition reports, engineering and reserve reviews and financial and accounting verifications.

On March 10, 2020, Camber engaged Mercer Capital to provide a fairness opinion for the transaction, which fairness opinion was finalized and delivered to Camber on April 23, 2020.

On April 14, 2020, Viking engaged Scalar, LLC to provide a fairness opinion for the transaction, which fairness opinion was finalized and delivered to Viking on July 10, 2020.

On September 23, 2020, Viking engaged Scalar, LLC, to provide an updated fairness opinion for the transaction, which fairness opinion was finalized and delivered to Viking on October 6, 2020.

On September 29, 2020, Camber engaged Mercer Capital to provide an updated fairness opinion for the transaction, which fairness opinion was finalized and delivered to Camber on October 8, 2020.

Camber and Viking mutually agreed to amend the merger agreement by the entry into:

(1)        a First Amendment thereto entered into by the parties on May 27, 2020, which (i) modified the Camber Percentage adjustment mechanism to cap the aggregate Camber Percentage increase or Camber Percentage decrease at 5%; (ii) modify the events resulting in such adjustments; (iii) correct a prior error with such calculation which discussed Camber being required to have $4 million in cash at closing; and (iv) provided that neither party will raise capital from the other party’s existing stockholders without the prior written consent of the other party;

(2)        a Second Amendment thereto entered into by the parties on June 15, 2020, which extended the date after which the merger agreement can be cancelled by either Camber or Viking, if not completed thereby, from June 30, 2020 to September 30, 2020, provided that either Camber or Viking have the right to further extend such date from time to time, until up to December 31, 2020, in the event that Camber has not fully resolved SEC comments on this joint proxy statement/prospectus, or other SEC filings related to the merger, and Camber is responding to such comments in a reasonable fashion, subject to certain exceptions or Camber has resolved such SEC comments and has scheduled a meeting to approve the merger, which meeting will occur after September 30, 2020;

(3)        a Third Amendment thereto entered into by the parties on June 25, 2020, which (i) provided for the entry into the June 2020 SPA and the loan of the $4.2 million evidenced by the June 2020 Secured Note (see “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207); (ii) provided for the requirement to pay the Additional Payment as a break-up fee, in the event the merger is terminated prior to closing; (iii) updated the percentages of Elysium which are required to be returned to Viking upon termination of the merger (as shown under “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207); (iv) confirm that none of the funds loaned by Camber to Viking will affect the merger ratios set forth in the merger agreement; and (v) allow for Camber’s Board of Directors to authorize the payment to the officers and directors of Camber, of consideration of $150,000 each ($600,000 in aggregate), for past services rendered and services to be rendered by such individuals through the closing date of the merger, which compensation has been finalized, and is described under “Interests of Camber’s Directors and Executive Officers in the Merger - Transaction Payments and Bonuses”, beginning on page 188;

(4)        the Amended and Restated Agreement and Plan of Merger entered into by the parties on August 31, 2020, which amended and restated the merger agreement to include the amendments described above and to amend the merger agreement to: (a) provide for Viking to continue to have 28,092 shares of its Series C Preferred Stock issued and outstanding as of the closing of the merger; (b) provide for such Series C Preferred Stock of Viking to be exchanged, on a one-for-one basis for Series A Convertible Preferred Stock of Camber; (c) make other amendments throughout the original merger agreement to provide for the concept of the exchange of Viking preferred stock for Camber preferred exchange; (d) remove the closing conditions related to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which the parties have determined will not apply to the merger; (e) provide for Viking’s consent to Camber’s payment of the consideration to each non-executive member of the Board of Directors and each executive officer of the Company as discussed in greater detail below under “Interests of Camber’s Directors and Executive Officers in the Merger – Transaction Payments and Bonuses”, beginning on page 188; (f) provide for Camber’s consent to an amendment to the designation of the terms of Viking Series C Preferred Stock, subject to applicable law and the approval of the holder thereof; (g) remove certain closing conditions to the merger which have already occurred to date; (h) include as a closing condition that Viking must receive an opinion, from legal counsel or an independent public or certified accountant, in form and substance reasonably satisfactory to Viking, dated as of the closing date of the merger, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code; (i) provide that Viking shall not have more than 28,092 shares of Series C Preferred Stock issued and outstanding at the time the merger closes; (j) confirm that if the merger is not completed because Camber’s shareholders do not approve the merger, that Camber would retain 15% of Elysium; and (k) provide that Viking shall not have more than 28,092 shares of Series C Preferred Stock issued and outstanding at the time the merger closes, and make various other changes and updates to the original merger agreement; and

(5)       the First Amendment to Amended and Restated Plan of Merger entered into by the parties on October 9, 2020, which amended the amended and restated merger agreement to (a) fix the Camber Percentage at 20% (previously such Camber Percentage was adjustable between 15% to 25%, depending on the amount of cash and/or other unencumbered assets Camber of Viking had available to the combined company at the time of the closing); (b) extend the date that the merger agreement could be terminated by either party until December 31, 2020, provided that the right to terminate the merger thereafter is not available to a party if the failure of the closing to occur by such date is principally due to the failure of such party to perform or observe the obligations, covenants and agreements of such party set forth therein; and (c) remove the requirement that Viking obtain the consent of its lender, ABC Funding, LLC, for the merger.

Viking’s Reasons for the Merger; Recommendation of the Viking Board

In evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Viking board invested considerable time and conducted substantial due diligence, including consulting with Viking’s management, financial advisor, outside legal counsel and other consultants and advisors, and participating in multiple meetings of the Viking board. The Viking board, in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that Viking stockholders approve the Viking merger proposal and the other proposals presented at the Viking special meeting considered a number of factors, including the following material factors:

●	each of Viking’s and Camber’s business, operations, financial condition, stock performance, earnings and prospects (in reviewing these factors, the Viking board considered Camber’s financial condition, the fact that Camber’s business, operations and risk profile complement those of Viking, creating the opportunity for the combined company to leverage complementary and diversified revenue streams and to have superior future earnings and prospects compared to Viking’s earnings and prospects on a stand-alone basis or relative to other potential strategic alternatives reasonably available to Viking);

●	the strategic rationale for the merger, including:

●	the combined company’s ability to maintain Camber’s listing on a national securities exchange, and the increased liquidity of the combined company’s stock as a result;

●	the combined company’s expected revenue and oil and gas asset base and production synergies;

●	its conclusion after its analysis that Viking and Camber have complementary businesses and prospects due to the nature of their operations, and the expectation that the merger would provide economies of scale, enhanced ability to secure financing and raise capital, cost savings opportunities and enhanced opportunities for growth;

●	the anticipated pro forma financial impact of the merger on the combined company;

●	the Viking board’s understanding of the current and prospective environment in which Viking and Camber operate, including national and local economic conditions, and the highly competitive oil and gas environment;

●	the fact that Viking stockholders as of immediately prior to the completion of the merger are expected to own approximately 80% of the fully-diluted shares of the combined company immediately following the completion of the merger, without taking into account the number of shares which Camber’s Series C Preferred Stock is convertible into, and will have the opportunity to share in the future growth and expected synergies of the combined company while retaining the flexibility of selling all or a portion of those shares;

●	the expectation that investors will benefit from accelerated growth opportunities, cost synergies, and better financing opportunities, all enhancing stockholder value;

●	the opinion of Scalar to the effect that, as of the date of Scalar’s written opinion and based upon and subject to the factors and assumptions set forth in Scalar’s written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than Camber and its affiliates) of shares of Viking common stock, as more fully described below in the section “The Merger—Opinion of Viking’s Financial Advisor” beginning on page 170;

●	the terms of the merger agreement, including:

●	the customary and reciprocal nature of the representations, warranties, and covenants of Viking and Camber in the merger agreement;

●	the flexibility permitted under the interim operating covenants which restrict the conduct of Viking’s business prior to closing of the merger, and the fact that Camber is subject to substantially similar provisions;

●	the parties’ covenants to use their respective reasonable best efforts to obtain regulatory approvals, including the commitment of the parties to agree to divestitures or other remedies (other than divestitures or remedies that would result in or would reasonably be expected to result in a material adverse effect on the business of the combined company and its subsidiaries, taken as a whole, after giving effect to the merger);

●	the corporate governance provisions of the merger agreement, including the provisions providing that (i) the combined company’s board of directors would be comprised of five (5) directors, four (4) of which will be determined by Viking, and (ii) James A. Doris, the Chief Executive Officer of Viking, would serve as Chief Executive Officer of the combined company as of the effective time, each of which provisions the Viking board believes enhances the likelihood that the strategic benefits Viking expects to achieve as a result of the merger will be realized; and

●	the review of the Viking board, with the assistance of Viking’s legal and financial advisors, of the terms and conditions of other recent comparable transactions, including the governance terms, consideration mix and announced synergy targets, and its overall belief that the terms of the merger agreement were consistent with market practice and in the best interest of Viking and its stockholders.

●	the expectation that the merger will be generally tax-free for United States federal income tax purposes to Viking’s stockholders;

●	the relative prices of the parties’ stock at the time of announcement;

●	its review and discussions with Viking’s senior management concerning the due diligence examination of the operations, financial condition and regulatory compliance programs and prospects of Camber; and

●	its expectation that the required regulatory approvals could be obtained in a timely fashion.

The Viking board also considered the potential risks related to the merger but concluded that the anticipated benefits of combining with Camber were likely to substantially outweigh these risks. These potential risks included:

●	the risk that the merger may not be completed despite Viking’s and Camber’s efforts, including the possibility that the conditions to the parties’ obligations to complete the merger transactions (which include certain conditions that are not within the control of the parties to the merger agreement) may not be satisfied or that completion of the merger may be unduly delayed, and any resulting adverse impacts on Viking, its business and the trading price of Viking common stock;

●	the regulatory and other approvals required in connection with the merger, and the risk that such approvals will not be received in a timely manner or at all or may result in costs and expenses or impose unacceptable conditions;

●	the fact that the merger consideration is based on a fluctuating exchange ratio, based in part on factors outside of Viking’s control (e.g., the number of fully-diluted shares of Viking at the time of closing of the merger);

●	the diversion of management focus and resources from other strategic opportunities and operational matters while working to implement the merger and integrate the two companies;

●	the possibility of encountering difficulties in achieving cost savings and synergies in the amounts currently estimated or in the time frame currently contemplated;

●	the possibility of encountering difficulties in successfully integrating Camber’s business, operations and workforce with those of Viking;

●	the risk that Viking or Camber may be subject to lawsuits or other challenges to the merger, and that the adverse effects of these challenges, including any adverse rulings in lawsuits, may delay or prevent the merger from being completed or may require Viking or Camber to incur significant costs to address such challenges, including any costs to defend or settle any lawsuits;

●	the difficulties and management challenges inherent in completing the merger, integrating the businesses and managing an expanded business, operations and workforce of Viking and Camber, potential time commitment, distractions and other factors, including the challenge of blending board and management leadership, harmonizing compensation philosophies, employee compensation arrangements, and the potential loss of key personnel, customers and suppliers during the pendency of the merger and thereafter;

●	the fees and expenses related to the merger and the integration of the businesses, operations and workforce of Viking and Camber;

●	the fact that certain provisions of the merger agreement, although reciprocal, may have the effect of discouraging proposals for alternative acquisition transactions involving Viking, including: (i) the restriction on Viking’s ability to solicit proposals for alternative transactions; (ii) the requirement that the Viking board submit the merger agreement to Viking stockholders for approval in certain circumstances, even if it withdraws or changes its recommendation for the merger; and (iii) the retention by Camber of all or a portion of its 25% (now 30%) interest in Viking’s Elysium subsidiary in certain circumstances following the termination of the merger agreement;

●	the terms of the merger agreement that restrict Viking’s abilities to operate its business outside of the ordinary course before the closing of the merger;

●	the limitations on the ability of the Viking board to change its recommendation to Viking stockholders under the terms of the merger agreement; and

●	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

The Viking board determined that the benefits expected to be achieved for Viking and Viking stockholders as a result of the merger outweighed these potential risks and uncertainties. The Viking board recognized that there can be no assurance of future results, including results considered or expected as disclosed in this section of the joint proxy statement/prospectus.

This discussion of the information and factors considered by the Viking board includes material factors considered by the Viking board, but it is not intended to be exhaustive and may not include all the factors considered by the Viking board. In view of the wide variety of factors considered, and the complexity of these matters, the Viking board did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. Rather, the Viking board viewed its decision and respective recommendations as being based on the totality of the information presented to and factors considered by it, including discussions with, and questioning of, Viking management and Viking’s financial and legal advisors. In addition, individual members of the Viking board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the Viking board and certain information presented in this section are forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.

In considering the recommendation of the Viking board, you should be aware that certain directors and executive officers of Viking may have interests in the merger that are different from, or in addition to, interests of stockholders of Viking generally and may create potential conflicts of interest. The Viking board was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in making their respective recommendations, including the Viking board’s recommendation that Viking stockholders approve the Viking charter amendment proposal, the Viking reverse split proposal and the other proposals presented at the Viking special meeting. See “The Merger—Interests of Viking Directors and Executive Officers in the Merger”.

For the reasons set forth above, the Viking board recommends that the holders of Viking common stock and Viking Series C Preferred Stock vote “FOR” the Viking merger proposal.

Opinion of Viking’s Financial Advisor

Scalar rendered its opinion to the Viking board that, as of October 1, 2020 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than Camber and its affiliates) of shares of Viking common stock.

The full text of the written opinion of Scalar, dated October 6, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Scalar provided advisory services and its opinion for the information and assistance of the Viking board in connection with its consideration of the merger. The Scalar opinion is not a recommendation as to how any holder of shares of Viking common stock (or Viking preferred stock) should vote with respect to the merger, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Scalar reviewed, among other things:

●	the merger agreement;
●	Annual Reports on Form 10-K of Viking for the fiscal years ended December 31, 2017, December 31, 2018, and December 31, 2019, and Quarterly Reports on Form 10-Q of Viking for the quarters ended March 31, 2020, and June 30, 2020;
●	Viking’s Current Report on Form 8-K filed on September 3, 2020;
●	Emails from Viking and Camber management regarding the number of shares outstanding by each of Viking and Camber as of September 29, 2020, and September 30, 2020, respectively, and Viking’s available cash as of September 30, 2020;
●	publicly available information related to the oil and gas exploration and production industry in general;
●	Viking’s unaudited balance sheet as of July 8, 2020, and schedule of debt obligations as of September 23, 2020; and
●	the prospective financial information of Viking discussed below.

Scalar also held discussions with members of the senior management of Viking and Camber regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition, and future prospects of Viking and Camber; reviewed the reported price and trading activity for the shares of Viking common stock and shares of Camber common stock; compared certain financial and stock market information for Viking and Camber with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Scalar, with Viking’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Scalar assumed, with Viking’s consent, that the prospective financial information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Viking. Scalar did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Viking or Camber or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Scalar assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on Viking or Camber or on the expected benefits of the merger in any way meaningful to its analysis. Scalar also assumed that the merger would be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Scalar’s opinion did not address the underlying business decision of Viking to engage in the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to Viking; nor did it address any legal, regulatory, tax or accounting matters. Scalar was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Viking or any other alternative transaction. Scalar’s opinion addressed only the fairness from a financial point of view to the holders (other than Camber and its affiliates) of shares of Viking common stock, as of the date of the opinion, of the exchange ratio pursuant to the merger agreement. Scalar did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Viking; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Viking or Camber, or class of such persons in connection with the transaction, whether relative to the exchange ratio pursuant to the merger agreement or otherwise. Scalar did not express any opinion as to the prices at which shares of Camber common stock would trade at any time or as to the impact of the merger on the solvency or viability of Viking or Camber or the ability of Viking or Camber to pay their respective obligations when they come due. Scalar’s opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Scalar assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Scalar’s advisory services and its opinion were provided for the information and assistance of the Viking board in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any holder of Viking common stock should vote with respect to the merger or any other matter. Scalar’s opinion was approved by a fairness committee of Scalar.

The following is a summary of the material financial analyses delivered by Scalar to the Viking board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Scalar, nor does the order of analyses described represent relative importance or weight given to those analyses by Scalar. Except as otherwise noted, the following information, to the extent that it is based on market data, is based on market data as it existed on or before October 1, 2020, the effective date of Scalar’s opinion, and is not necessarily indicative of current market conditions.

To facilitate its analysis of the information provided by Viking, Scalar, using the S&P Capital IQ database, applied certain criteria described below to identify all public companies meeting the selected criteria, and Scalar then utilized database data regarding those companies to provide industry specific information and benchmarks relative to “Revenue Multiples” and “EBITDA Multiples.”

Public Company Screening Criteria

●	Public Company listed on any US exchange, the Toronto Stock Exchange, or the TSX Venture Exchange

●	Primary Industry Classification: Oil and Gas Exploration and Production

●	Total Enterprise Value greater than $10 M

●	Keyword search: Louisiana, Salt Basin, or Gulf Coast

●	Excluded companies due to bankruptcy status or their organization as a royalty trust

●	Database: S&P Capital IQ

Transaction Screening Criteria

●	Merger or Acquisition of a majority stake closed in the 10 years prior to the Valuation Date

●	Implied Enterprise Value greater than $25 M

●	Ratio of Implied Enterprise Value to Revenue greater than 0.0x

●	Primary Industry Classification: Oil and Gas Exploration and Production

●	Keyword search: Louisiana, Salt Basin, or Gulf Coast

●	Database: S&P Capital IQ

Using the above screening criteria, Scalar identified the following list of public companies:

●	Apache Corporation

●	Range Resources Corporation

●	Comstock Resources, Inc.

●	Matador Resources Company

●	Denbury, Inc.

●	W&T Offshore, Inc.

●	Tellurian Inc.

●	Contango Oil & Gas Company

●	Riviera Resources, Inc.

●	Goodrich Petroleum Corporation

●	Evolution Petroleum Corporation

●	Amplify Energy Corp.

●	GulfSlope Energy, Inc.

●	Empire Petroleum Corporation

●	Royale Energy, Inc.

Once this list of public companies was identified and data regarding them was collected, Scalar calculated a Weighted Average Cost of Capital (WACC) range for Viking using a Capital Asset Pricing Model (CAPM) relying on the public company data it had gathered, and utilizing a 5% sensitivity range above and below the calculated cost of capital based on its assessment of company size and the company-specific risk premium.

The range of multiples utilized by Scalar in performing their analysis encompassed consideration for both liquidation and going concern scenarios, and were derived from an evaluation of current and anticipated market conditions for the guideline companies selected based on the criteria outlined above. Revenue and EBITDA multiples were determined by current valuations of comparable companies and then applied to current results of operations. Exit multiples were largely based on current valuations as well, but they also took into consideration anticipated market conditions, which were then discounted to present value. Long term growth rates were based on anticipated future growth within the industry segment being analyzed.

The following table provides ranges of benchmark data derived from the analysis of the Guideline Public Companies employed in Scalar’s evaluation process:

	Range of Metrics
	From	To
Weighted Average Cost of Capital (WACC)	11.60%	21.60%
Revenue Multiples	2.50	4.00
EBITDA Multiples	5.00	8.50
Revenue Exit Multiples	2.50	4.00
EBITDA Exit Multiples	5.00	9.00
Long Term Growth Rate	0.00%	2.00%

This information was used in performing market approach and income approach analysis in valuing the components of Viking’s financial structure and projected results.

Scalar was provided the following prospective financial information based on potential “Future Credit Events” (events where Viking defaults on material loan obligations) facilitating a “Liquidation Analysis” and a “Going Concern Analysis.”

Liquidation Analysis

In the “Liquidation” scenario, Scalar assumed that Viking only operates its proved developed (PDP) reserves as it does not have the cash to invest in its proved developed non-producing (PDNP) assets. It is assumed that Viking will not be able to generate cash from operations or cash from investing in order to pay its promissory note obligations. It is assumed that Viking’s creditors will sell all or a portion of Viking’s tangible assets quickly, casting doubt on the amount of cash that will be left over for stockholders after the asset sale. Prospective financial information based on this scenario, and a summary of the analysis, is as follows:

Prospective Income Statements (In US $000's)

	Projections Ending December 31,
	2020	2021	2022	2023	2024
Total Revenue	$41,205	$43,322	$36,951	$30,075	$27,273
Total Cost of Sales	17,890	18,897	17,560	16,344	15,442
Gross Profit	23,315	24,425	19,391	13,731	11,832

Operating Expenses	4,800	4,800	4,800	4,800	4,800

EBITDA (1)	$18,515	$19,625	$14,591	$8,931	$7,032

Depreciation, Depletion and Amortization	13,538	14,234	12,141	9,881	8,961

EBIT (2)	$4,976	$5,391	$2,451	$(951)	$(1,929)

Interest Expense	14,492	12,348	11,286	9,912	9,139
Other Expense	60	60	60	60	60

Pretax Income	(9,575)	(7,018)	(8,896)	(10,923)	(11,129)

Net Loss	$(9,575)	$(7,018)	$(8,896)	$(10,923)	$(11,129)

(1)   EBITDA (earnings before interest, taxes, depreciation, and amortization) is defined as Gross Profit less Operating expenses excluding interest expense, taxes, depreciation and administration.

(2)   EBIT (earnings before interest and taxes) is defined as Gross Profit less Operating expenses excluding interest expense and taxes.

Going Concern Analysis

In the “Going Concern” scenario, Scalar assumed that Viking operates its PDP reserves and utilizes its PDNP reserves. Viking expects to raise equity financing after completion of the merger and commencement of trading on the NYSE American stock exchange where there should be substantially improved liquidity over Viking’s current trading on the OTC Link (the over-the-counter alternative trading system operated by OTC Market Group, Inc.), and Scalar assumed that Viking would be able to raise sufficient capital to repay obligations maturing on December 31, 2020, or secure an extension of the maturity date for those loans, if it is able to successfully uplist to a national securities exchange (via the merger). This sequence of events elevates Viking to a “Going Concern” in this scenario. It is assumed that Viking will then be able to repay or renegotiate its debts, and will be able to avoid a forced sale of its assets that may not realize the assets’ fair market value. Prospective financial information based on this scenario, and a summary of this analysis, is as follows:

Prospective Income Statements (In US $000's)

	Projections Ending December 31,
	2020	2021	2022	2023	2024
Total Revenue	$41,205	$51,408	$46,101	$38,764	$36,220
Total Cost of Sales	19,169	21,293	19,998	18,328	17,461
Gross Profit	22,036	30,114	26,103	20,436	18,760

Operating Expenses	4,800	4,800	4,800	4,800	4,800

EBITDA (1)	$17,236	$25,314	$21,303	$15,636	$13,960

Depreciation, Depletion and Amortization	13,538	16,891	15,147	12,736	11,901

EBIT (2)	$3,697	$8,424	$6,156	$2,899	$2,059

Interest Expense	14,492	12,348	11,286	9,912	9,139
Other Expense	60	60	60	60	60

Pretax Income	(10,854)	(3,985)	(5,190)	(7,073)	(7,140)

Net Loss	$(10,854)	$(3,985)	$(5,190)	$(7,073)	$(7,140)

(1)   EBITDA is defined as Gross Profit less Operating expenses excluding interest expense, taxes, depreciation and amortization.

(2)   EBIT is defined as Gross Profit less Operating expenses excluding interest expense and taxes. Going Concern Analysis Equity Value Summary

Fair Market Value of Viking Energy Group, Inc. as of October 1, 2020 - actual dollars		Equity Value Range
Guideline Public Companies - Revenue Multiples (Market)		$0	to	$8,000,000
Guideline Public Companies - EBITDA Multiples (Market)	(1)	$6,900,000	to	$11,600,000

DCF - Revenue Multiple Terminal Value (Income)		$11,800,000	to	$20,000,000
DCF - EBITDA Multiple Terminal Value (Income)	(1)	$5,200,000	to	$12,400,000
DCF - Perpetuity Growth Terminal Value (Income)		$0	to	$1,000,000

Fair Market Value of Viking Energy Group, Inc. as of October 1, 2020 - Common Shares - actual dollars	Equity Value Range
Guideline Public Companies - Revenue Multiples (Market)	$0.000	to	$0.036
Guideline Public Companies - EBITDA Multiples (Market)	$0.031	to	$0.052

DCF - Revenue Multiple Terminal Value (Income)	$0.052	to	$0.089
DCF - EBITDA Multiple Terminal Value (Income)(1)	$0.023	to	$0.055
DCF - Perpetuity Growth Terminal Value (Income)	$0.000	to	$0.004

(1)   EBITDA is defined as Gross Profit less Operating expenses excluding interest expense, taxes, depreciation and amortization.

(2)   DCF is defined as Discounted Cash Flow and represents a financial analysis methodology used to evaluate prospective future events using multiple combinations of the various ranges of metrics identified above to estimate the present value of each of the scenarios being evaluated.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Scalar’s opinion. In arriving at its fairness determination, Scalar considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Scalar made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Viking or Camber or the merger.

Scalar prepared these analyses for purposes of Scalar providing its opinion to the Viking board as to the fairness from a financial point of view of the exchange ratio pursuant to the merger to the holders (other than Camber and its affiliates) of shares of Viking common stock.

These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Viking, Camber, Scalar or any other person assumes responsibility if future results are materially different from those forecasts.

The exchange ratio was determined through arm’s-length negotiations between Viking and Camber and was approved by the Viking Board. Scalar did not advise the Viking board during these negotiations, nor did it recommend any specific exchange ratio to the Viking board or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

As more fully described below in the section “The Merger—Viking’s Reasons for the Merger; Recommendation of the Viking Board” beginning on page 167, Scalar’s opinion to the Viking board was one of many factors taken into consideration by the Viking board in reaching its decision to approve and declare advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and recommend the approval of the merger agreement by its stockholders. The foregoing summary does not purport to be a complete description of the analyses performed by Scalar in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Scalar attached as Annex I.

Scalar and its affiliates are engaged in transaction advisory, financial reporting, litigation consulting, tax and other financial and non-financial activities and services for various persons and entities. Scalar acted as financial advisor to Viking in connection with the transaction contemplated by the agreement. Scalar has not provided any other financial advisory or other services to Viking, Camber, or their affiliates. However, Scalar may in the future provide financial advisory services to Viking, Camber and their respective affiliates for which it may receive compensation.

The Viking board selected Scalar as its financial advisor because it is an experienced valuation firm that has substantial experience in transactions similar to the merger. Pursuant to the original letter engagement agreement dated April 14, 2020, Viking engaged Scalar to act as its financial advisor in connection with the merger to provide Viking an opinion as to the fairness of the merger consideration, from a financial perspective, that the Viking stockholders will receive in connection with the merger. The engagement letter between Viking and Scalar provided for a transaction fee equal to $85,000, $21,250 of which was payable at engagement, and the remainder of which was paid upon delivery of Scalar’s written opinion in July of 2020. After Viking and Camber amended the merger agreement on August 31, 2020, to contemplate shares of Camber Series A Convertible Preferred Stock being issued in the merger in exchange for the 28,092 outstanding shares of Viking Series C Preferred Stock (instead of the 28,092 shares of Viking Series C Preferred Stock not being outstanding at the time of the merger, which was a requirement of the original merger agreement), on September 23, 2020, Viking engaged Scalar to provide an updated fairness opinion which would take into account the amended merger agreement. Pursuant to the September 23, 2020, engagement, Scalar would receive an additional fee of $25,000 for the updated fairness opinion, which amount was payable to Scalar prior to delivery of Scalar’s written opinion on October 6, 2020. In addition, Viking has agreed to reimburse Scalar for reasonable out-of-pocket expenses relating to the engagement, including attorneys’ fees and expenses, and to indemnify Scalar and related persons against various liabilities, including certain liabilities under the federal securities laws.

Camber’s Reasons for the Merger; Recommendation of the Camber Board

In evaluating the merger agreement, the merger, the Camber share issuance, the Camber charter amendment, the Camber reverse split proposal, the Camber equity plan proposal and the other transactions contemplated by the merger agreement, the Camber board invested considerable time and conducted substantial due diligence, including consulting with Camber’s management, financial advisor, outside legal counsel and other consultants and advisors, and participating in multiple meetings of the Camber board. The Camber board, in reaching its decision to approve the merger agreement, the merger, the Camber share issuance, the Camber charter amendment and the other transactions contemplated by the merger agreement, and to recommend that Camber stockholders approve the Camber share issuance proposal and Camber charter amendment proposal and the other proposals presented at the Camber special meeting, considered a number of factors, including the following material factors:

●	each of Viking’s and Camber’s business, operations, financial condition, stock performance, earnings and prospects (in reviewing these factors, the Camber board considered Viking’s financial condition, the fact that Viking’s business, operations and risk profile complement those of Viking, creating the opportunity for the combined company to leverage complementary and diversified revenue streams and to have superior future earnings and prospects compared to Camber’s earnings and prospects on a stand-alone basis or relative to other potential strategic alternatives reasonably available to Camber);

●	the strategic rationale for the merger, including:

●	the combined company’s ability to maintain Camber’s listing on a national securities exchange, and the increased liquidity of the combined company’s stock as a result;

●	the combined company’s expected revenue and oil and gas asset base and production synergies;

●	its conclusion after its analysis that Viking and Camber have complementary businesses and prospects due to the nature of their operations, and the expectation that the merger would provide economies of scale, enhanced ability to secure financing and raise capital, cost savings opportunities and enhanced opportunities for growth;

●	the anticipated pro forma financial impact of the merger on the combined company;

●	the Camber board’s understanding of the current and prospective environment in which Camber and Viking operate, including national and local economic conditions, and the highly competitive oil and gas environment;

●	the fact that Camber stockholders as of immediately prior to the completion of the merger are expected to own approximately 20% of the fully-diluted shares of the combined company immediately following the completion of the merger, without taking into account the conversion rights of Camber’s Series C Preferred Stock and will have the opportunity to share in the future growth and expected synergies of the combined company while retaining the flexibility of selling all or a portion of those shares;

●	the expectation that investors will benefit from accelerated growth opportunities, cost synergies, and better financing opportunities, all enhancing stockholder value;

●	the terms of the merger agreement, including:

●	the customary and reciprocal nature of the representations, warranties, and covenants of Camber and Viking in the merger agreement;

●	the flexibility permitted under the interim operating covenants which restrict the conduct of Camber’s business prior to closing of the merger, and the fact that Viking is subject to substantially similar provisions;

●	the parties’ covenants to use their respective reasonable best efforts to obtain regulatory approvals, including the commitment of the parties to agree to divestitures or other remedies (other than divestitures or remedies that would result in or would reasonably be expected to result in a material adverse effect on the business of the combined company and its subsidiaries, taken as a whole, after giving effect to the merger);

●	the provisions permitting Camber to retain all or a portion of its 25% (now 30%) interest in Viking’s Elysium subsidiary in certain circumstances following the termination of the merger agreement; and

●	the review of the Camber board, with the assistance of Camber’s legal and financial advisors, of the terms and conditions of other recent comparable transactions, including the governance terms, consideration mix and announced synergy targets, and its overall belief that the terms of the merger agreement were consistent with market practice and in the best interest of Camber and its stockholders.

●	the relative prices of the parties’ stock at the time of announcement;

●	its review and discussions with Camber’s senior management concerning the due diligence examination of the operations, financial condition and regulatory compliance programs and prospects of Viking; and

●	its expectation that the required regulatory approvals could be obtained in a timely fashion.

The Camber board also considered potential uncertainties and risks related to the merger including the following:

●	the risk that the merger may not be completed despite Camber’s and Viking’s efforts, including the possibility that the conditions to the parties’ obligations to complete the merger transactions (which include certain conditions that are not within the control of the parties to the merger agreement) may not be satisfied or that completion of the merger may be unduly delayed, and any resulting adverse impacts on Camber, its business and the trading price of Camber common stock;

●	the regulatory and other approvals required in connection with the merger, and the risk that such approvals will not be received in a timely manner or at all or may result in costs and expenses or impose unacceptable conditions;

●	the fact that the merger consideration is based on a fluctuating exchange ratio, based in part on factors outside of Camber’s control (e.g., the number of fully-diluted shares of Viking outstanding at the time of the closing of the merger);

●	the diversion of management focus and resources from other strategic opportunities and operational matters while working to implement the merger and integrate the two companies;

●	the possibility of encountering difficulties in achieving cost savings and synergies in the amounts currently estimated or in the time frame currently contemplated;

●	the possibility of encountering difficulties in successfully integrating Viking’s business, operations and workforce with those of Camber;

●	the risk that Camber or Viking may be subject to lawsuits or other challenges to the merger, and that the adverse effects of these challenges, including any adverse rulings in lawsuits, may delay or prevent the merger from being completed or may require Camber or Viking to incur significant costs to address such challenges, including any costs to defend or settle any lawsuits;

●	the difficulties and management challenges inherent in completing the merger, integrating the businesses and managing an expanded business, operations and workforce of Camber and Viking, potential time commitment, distractions and other factors, including the challenge of blending board and management leadership, harmonizing compensation philosophies, employee compensation arrangements, and the potential loss of key personnel, customers and suppliers during the pendency of the merger and thereafter;

●	the fees and expenses related to the merger and the integration of the businesses, operations and workforce of Camber and Viking;

●	the fact that certain provisions of the merger agreement, although reciprocal, may have the effect of discouraging proposals for alternative acquisition transactions involving Camber, including: (i) the restriction on Camber’s ability to solicit proposals for alternative transactions; and (ii) the requirement that the Camber board submit the merger agreement to Camber stockholders for approval in certain circumstances, even if it withdraws or changes its recommendation for the merger;

●	the terms of the merger agreement that restrict Camber’s abilities to operate its business outside of the ordinary course before the closing of the merger;

●	the limitations on the ability of the Camber board to change its recommendation to Camber stockholders under the terms of the merger agreement; and

●	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

The Camber board determined that the benefits expected to be achieved for Camber and Camber stockholders as a result of the merger outweighed these potential risks and uncertainties. The Camber board recognized that there can be no assurance of future results, including results considered or expected as disclosed in this section of the joint proxy statement/prospectus.

This discussion of the information and factors considered by the Camber board includes material factors considered by the Camber board, but it is not intended to be exhaustive and may not include all the factors considered by the Camber board. In view of the wide variety of factors considered, and the complexity of these matters, the Camber board did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement, the merger, the Camber share issuance, the Camber charter amendment and the other transactions contemplated by the merger agreement. Rather, the Camber board viewed its decision and respective recommendations as being based on the totality of the information presented to and factors considered by it, including discussions with, and questioning of, Camber management and Camber’s financial and legal advisors. In addition, individual members of the Camber board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the Camber board and certain information presented in this section are forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.

In considering the recommendation of the Camber board, you should be aware that certain directors and executive officers of Camber may have interests in the merger that are different from, or in addition to, interests of Camber stockholders generally and may create potential conflicts of interest. The Camber board were aware of these interests and considered them when evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in making their respective recommendations, including the Camber board’s recommendation that Camber stockholders approve the Camber share issuance proposal and Camber charter amendment proposal and the other proposals presented at the Camber special meeting. See the section entitled “The Merger—Interests of Camber’s Directors and Executive Officers in the Merger”.

Opinion of Camber’s Financial Advisor

Camber retained Mercer Capital as a financial advisor to the Camber Board of Directors in connection with the merger and the other transactions contemplated by the merger agreement. In connection with this engagement, the Camber Board of Directors requested that Mercer Capital evaluate the fairness, from a financial point of view, to Camber of the exchange ratio, which will result in pro forma ownership of the fully diluted shares of Camber common stock being held 20% by the equity holders of Camber immediately prior to the effective time of the merger and 80% by the equity holders of Viking, without in either case taking into account the conversion rights of Camber’s Series C Preferred Stock. Camber selected Mercer Capital to provide a fairness opinion on the transaction because Mercer Capital is a nationally recognized business valuation and financial advisory firm. In the ordinary course of its business, Mercer Capital is regularly engaged in the valuation of mergers and acquisitions and other corporate transactions.

Opinion of Mercer Capital Management, Inc.

On October 8, 2020, Mercer Capital provided the Board of Directors an opinion, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Mercer Capital in preparing its opinion, the exchange ratio was fair, from a financial point of view, to Camber.

The full text of Mercer Capital’s written opinion, dated October 8, 2020, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Mercer Capital in preparing its opinion, is attached as Annex H and is incorporated by reference in this document.

The summary of the written opinion of Mercer Capital, dated October 8, 2020, set forth below is qualified in its entirety by the full text of Mercer Capital’s written opinion attached as Annex H. Mercer Capital’s financial advisory services and opinion were provided for the information and assistance of the Camber Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the merger and Mercer Capital’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, of the exchange ratio to Camber. Mercer Capital’s opinion did not address any other term or aspect of the merger agreement and is not intended to and does not constitute a recommendation to any stockholders or any other person as to how such stockholder or other person should vote or act with respect to the merger or any other matter relating thereto.

The full text of Mercer Capital’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Mercer Capital in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Mercer Capital reviewed, among other things:

1.	Amended and Restated Agreement and Plan of Merger by and between Viking Energy Group, Inc. and Camber Energy, Inc. dated as of August 31, 2020;

2.	Camber Energy, Inc. Amended and Restated Certificate of Designations of Preferences, Powers, Rights and Limitations of Series C Redeemable Convertible Preferred Stock as filed with the Secretary of State of Nevada on July 8, 2019 (Filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the Commission on July 9, 2020;

3.	Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock of Camber Energy, Inc., filed with the Secretary of State of Nevada on August 31, 2020;

4.	Agreement and Plan of Merger by and Between Viking Energy Group, Inc., and Camber Energy, Inc. dated as of February 3, 2020;

5.	First Amendment to Agreement and Plan of Merger, dated as of May 27, 2020, by and between Viking Energy, Inc. and Camber Energy, Inc. (Filed as Exhibit 2.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on June 1, 2020);

6.	Second Amendment to Agreement and Plan of Merger, dated as of June 15, 2020, by and between Viking Energy, Inc. and Camber Energy, Inc. (Filed as Exhibit 2.3 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on June 16, 2020);

7.	Third Amendment to Agreement and Plan of Merger, dated as of June 25, 2020, by and between Viking Energy, Inc. and Camber Energy, Inc.;

8.	Securities Purchase Agreement dated as of June 25, 2020 by and Between Camber Energy, Inc. (Purchaser) and Viking Energy Group, Inc.;

9.	$4,200,000 10.5% Secured Promissory Note Issued by Viking Energy Group, Inc. to Camber Energy, Inc. Dated June 25, 3020;

10.	$5,000,000 10.5% Secured Promissory Note Issued by Viking Energy Group, Inc. to Camber Energy, Inc. Dated February 3, 3020;

11.	Amended and Restated Security and Pledge Agreement, dated as of June 25, 2020 by and among Viking Energy Group, Inc. and Camber Energy, Inc.;

12.	Security and Pledge Agreement, dated as of June 25, 2020 by and among Viking Energy Group, Inc. and Camber Energy, Inc.;

13.	Security and Pledge Agreement, dated as of February 3, 2020 by and among Viking Energy Group, Inc. and Camber Energy, Inc.;

14.	Securities Purchase Agreement dated as of February 3, 2020 by and between Camber Energy, Inc. (Purchaser) and Viking Energy Group, Inc.;

15.	Form of Stock Purchase Agreement relating to the purchase of $6 million in shares of Series C Redeemable Convertible Preferred Stock dated June 22, 2020;

16.	Form of Stock Purchase Agreement relating to the purchase of $5 million in shares of Series C Redeemable Convertible Preferred Stock dated February 3, 2020;

17.	Form of Waivers and Amendments to Stock Purchase Agreements dated February 3, 2020, by and between Camber Energy, Inc. and the Investor Named Therein;

18.	Assignment of Membership Interests by Viking Energy Group, Inc. in favor of Camber Energy, Inc. dated June 25, 2020;

19.	Assignment of Membership Interests by Viking Energy Group, Inc. in favor of Camber Energy, Inc. dated February 3, 2020;

20.	Certificate of Withdrawal of Certificate of Designation of Series A Convertible Preferred Stock filed with the Secretary of State of Nevada on May 15, 2020;

21.	Certificate of Withdrawal of Certificate of Designation of Series B Redeemable Convertible Preferred Stock filed with the Secretary of State of Nevada on May 15, 2020;

22.	Certificate of Withdrawal of Certificate of Designation of Series D Convertible Preferred Stock filed with the Secretary of State of Nevada on May 15, 2020;

23.	Certificate of Withdrawal of Certificate of Designation of Series E Redeemable Convertible Preferred Stock filed with the Secretary of State of Nevada on May 15, 2020;

24.	Certificate of Withdrawal of Certificate of Designation of Series F Redeemable Preferred Stock filed with the Secretary of State of Nevada on May 15, 2020;

25.	Certificate of Amendment to Designation of Series C Preferred Stock filed August 31, 2020;

26.	First Amendment to Term Loan Agreement, effective as of September 1, 2020, by and among Viking Energy Group, Inc.; Elysium Energy, LLC; Elysium Energy Holdings, LLC; Elysium Energy LA, LLC; Elysium Energy TX, LLC; Pointe a La Hache, L.L.C.; Turtle Bayou, L.L.C.; Potash, L.L.C.; Ramos Field, L.L.C.; 405 Woodbine LLC, as Agent, and the Lenders;

27.	$500,000 Promissory Note, issued by Viking Energy Group, Inc. to Granite Global Value Investments Ltd., dated July 3, 2020;

28.	$5,000,000 10.5% Secured Promissory Note, dated as of February 3, 2020, Issued by Viking Energy Group, Inc. to Camber Energy, Inc.;

29.	$4,200,000 10.5% Secured Promissory Note, issued by Viking Energy Group, Inc. to Camber Energy, Inc., dated June 25, 2020;

30.	various third-party reserve reports for certain oil & gas properties owned by Viking Energy Group, Inc.;

31.	third-party reserve reports for certain oil & gas properties owned by Camber Energy, Inc.;

32.	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Camber and Viking;

33.	certain press releases and other information made publicly available by Camber and Viking; and

34.	certain other information provided by Viking and Camber to Mercer Capital.

The following is a summary of the various components relating to the material analyses performed by Mercer Capital in connection with the rendering of its fairness opinion. There were no limitations imposed by Camber on the scope of the investigation.

Valuation Analysis. To assess the fairness of the proposed exchange ratio, Mercer Capital analyzed the historical trading prices of Camber and Viking’s common shares. In the year-to-date period through October 6, 2020, the exchange ratio implied by the closing prices of Camber and Viking’s common stock ranged from 4.270x to 25.176x Viking shares per Camber share (or 0.040x to 0.234x Camber shares per Viking share). This compares to an exchange ratio implied by the transaction of 4.728x Viking share per Camber Shares (or 0.212x Camber shares per Viking share) based on the proposed Viking and Camber ownership split of 80% and 20%, respectively, based on fully diluted shares outstanding, excluding any shares into which Camber’s Series C Preferred Stock may be convertible. For this calculation, Mercer Capital assumed that Viking would have 472,750,907 fully diluted shares outstanding at the transaction date, and Camber would have 25,000,036 fully diluted share outstanding at the valuation date, based on expectations provided by management.

As of October 6, 2020, the exchange ratio implied by the closing prices of Camber and Viking’s common stock was 6.625x Viking shares per Camber share (or 0.151x Camber shares per Viking share). The transaction implied exchange ratio of 4.728x Viking shares per Camber share (or 0.212x Camber shares per Viking share) represents a ~29% discount to Camber’s stock price (or ~40% premium to Viking’s stock price). However, Mercer Capital believes that is warranted due to the following factors:

●	The merger provides additional time before an anticipated dissolution of Camber (discussed subsequently);

●	The transaction shifts Camber’s balance sheet from financial assets / liabilities to oil and gas properties, which increases volatility of asset base, further enhancing the option value of Camber’s common equity; and

●	The exchange ratio is in line with historical market-based exchange ratios observed in the year-to-date period (especially in recent months).

Additionally, Mercer Capital analyzed estimated market values of Camber and Viking’s assets and liabilities and the resulting implication for common equity value.

The following adjustments were made to Camber’s reported balance sheet as of June 30, 2020:

●	Adjusted the carrying value of Camber’s oil and gas reserves to an estimated range of market values based on the following assumptions:

○	Net Volumes – Derived from a third-party reserve report prepared by Graves & Co.

○	Benchmark Commodity Prices – Based on futures prices (strip) as of October 6, 2020.

○	Differentials and Transportation Costs – Based on levels implied by the third-party reserve report.

○	Severance and Ad Valorem Taxes – Based on rates implied from the third-party reserve report.

○	Capital Expenditures – Derived from the third-party reserve report.

○	Operating Expense – Derived from third-party reserve reports.

○	Discount Rate – Ranged from 25% (low) to 15% (high) for Camber’s PDP reserves.

●	Added an estimated range of market values of Camber’s 30% equity method investment in Elysium, based assumptions discussed below with regards to Viking’s reserves and the elimination of original issue discount (“OID”) related to debt.

●	Eliminated a non-economic adjustment to Camber’s notes receivable due from Viking related to Elysium’s net loss.

This analysis indicated an implied equity value of Camber of $13.9 million to $22.3 million. Taking into account Camber’s Series C Preferred Stock redemption price of $29.6 million, this implies no residual value for Camber’s common equity stockholders.

The following adjustments were made to Viking’s reported balance sheet as of June 30, 2020:

●	Adjusted cash & equivalents for announced debt payments made subsequent to the balance sheet date.

●	Adjusted the carrying value of Viking’s oil and gas reserves to an estimated range of market values based on the following assumptions:

○	Net Volumes – Derived from third-party reserve reports.

○	Benchmark Commodity Prices – Based on futures prices (strip) as of October 6, 2020.

○	Differentials and Transportation Costs – Based on guidance from management.

○	Severance and Ad Valorem Taxes – Based on rates implied from third-party reserve reports.

○	Capital Expenditures – Derived from third-party reserve reports.

○	Operating Expense – Derived from third-party reserve reports.

○	Discount Rate – Ranged from 25% PDP reserves (low) to 15%, 20%, and 25% for PDP, PDNP, and PUD reserves, respectively (high).

○	Reserve Adjustment Factor – For the low end of the range, ascribed 100% value to PDP reserves and no value to PDNP or PUD reserves. For the high end of the range, ascribed 100% value to all proved reserve categories.

●	Adjusted the debt balance to remove the original issue discount (“OID”) and for transactions subsequent to the balance sheet date (e.g., maturity of Viking’s secured promissory note due August 31, 2020).

●	Adjusted the value of non-controlling interest (reflecting Camber’s 30% ownership interest in Elysium) based on the factors previously discussed.

This analysis indicated an implied equity value of Viking of $0 to $34.3 million.

Contribution Analysis. Mercer Capital performed an analysis of the allocation of the purchase price between Camber stockholders and Viking stockholders, and concluded that it was reasonable from the perspective of Camber stockholders. Given Camber’s lack of operations and minimal net assets, measures of relative contribution based on income statement or balance sheet measures were not particularly relevant. Based on the most relevant relative valuation analyses considered by Mercer Capital, the contribution analysis implied a common equity split of approximately 16% to 31% for Camber’s common stockholders. Based on the terms of the merger, Camber common stockholders will receive 20% of the common ownership of the pro forma company on a fully diluted basis. Excluding the impact of out-of-the-money convertible securities, this implies the Camber common stockholders will own approximately 24% of the common stock of the pro forma company.

Cash Flow Considerations. Both Camber and Viking have issued warnings regarding their ability to continue to operate as a going concern. Mercer Capital performed an analysis of Camber’s estimated liquidity position over the next several quarters assuming the merger did not occur. Assuming no additional capital contributions, the analysis indicated that Camber was likely to have liquidity issues prior to year-end 2020, which could result in a liquidation of Camber. Under a liquidation scenario, Camber common stockholders would likely not see any recovery given the value of Camber’s net assets and subordination to Camber’s Series C Preferred Stock liquidation preference. This analysis relied on the same data and assumptions utilized to value Camber’s reserves and ownership interest in Elysium.  Additional assumptions were required regarding Elysium’s debt service obligations and corporate general and administrative expense, which Mercer Capital based on information from Viking’s historical financial statements and Viking’s debt disclosures.  Camber management did not provide Mercer Capital with financial projections, but did supply Mercer Capital with third party reserve reports.

Mercer Capital performed a similar analysis for Viking. The analysis indicated that Viking should have sufficient cash to maintain operations into the second quarter of 2021 (at which time it faces debt maturities). This analysis relied on the same data and assumptions utilized to value Viking’s reserves.  Additional assumptions were required regarding debt service obligations and corporate general and administrative expense, which Mercer Capital based on information from Viking’s historical financial statements and debt disclosures.  Mercer Capital was provided an Executive Summary Presentation of financing scenarios prepared by Viking which included various summary financial models.   Mercer Capital did not rely on these models as a basis for its fairness opinion.

Process Consideration. Mercer Capital was retained to render a fairness opinion. The transaction was negotiated by Camber and Viking management. Mercer Capital was not asked and did not seek alternative merger opportunities.

Mercer Capital also participated in discussions with members of the senior management and representatives of Camber and Viking regarding their assessment of the information provided to Mercer Capital, as appropriate, and the strategic rationale for the merger. Mercer Capital also compared certain of the proposed financial terms of the merger with the financial terms, to the extent publicly available, of certain other transactions that Mercer Capital deemed relevant and conducted such other financial studies and analyses and took into account such other information as Mercer Capital deemed appropriate.

In all cases, Mercer Capital relied upon the referenced information without independent verification and assumed that the reserve reports provided to by management reflect a reasonable assessment of Camber and Viking’s future operating and financial performance.

Mercer Capital’s opinion expressed no view as to, and did not address, Camber’s underlying business decision to proceed with or effect the merger, or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to Camber or in which Camber might engage. Mercer Capital’s opinion is limited to and addressed only the fairness, from a financial point of view, as of the date of Mercer Capital’s written opinion, to Camber of the exchange ratio. For purposes of its opinion, Mercer Capital was not asked to, and did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement. In addition, Mercer Capital expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Camber or any party, or class of such persons in connection with the merger, whether relative to the exchange ratio or otherwise. Mercer Capital’s opinion relates to the relative values of Camber and Viking. Mercer Capital’s opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Mercer Capital as of, the date of Mercer Capital’s opinion, and Mercer Capital does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Mercer Capital’s opinion. Mercer Capital expressed no view or opinion as to what the value of Camber common stock actually will be when issued pursuant to the merger or the prices at which the Camber common stock will trade or otherwise be transferable at any time, including following the announcement or consummation of the merger. Mercer Capital’s opinion is not intended to and does not constitute a recommendation to any stockholder of Camber or any other person as to how such stockholder or other person should vote or act with respect to the merger or any other matter.

Mercer Capital’s financial advisory services and its written opinion were provided for the information and assistance of the Camber Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the merger.

Certain Unaudited Prospective Financial Information

Camber and Viking do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, earnings or other results due to, among other reasons, the inherent uncertainty and subjectivity of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases and other investor materials. However, Camber and Viking are including certain unaudited prospective financial information in this section of this joint proxy statement/prospectus solely because it was among the financial information provided to and considered by Mercer Capital and Scalar for the purpose of performing financial analyses in connection with the delivery of their respective fairness opinions, as described above in the sections titled “The Merger—Opinion of Camber’s Financial Advisor” and “The Merger—Opinion of Viking’s Financial Advisor”. We refer in this joint proxy statement/prospectus to the unaudited prospective financial information included in this section of this joint proxy statement/prospectus, collectively, as the “prospective financial information”.

The prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. The prospective financial information is not being included in this joint proxy statement/prospectus in order to influence any Camber stockholder or Viking stockholder as to whether or how such stockholder should vote or act with respect to the approval of any of the proposals presented at the Camber special meeting or the Viking special meeting or any other matter.

Although presented with numeric specificity, the prospective financial information reflects numerous estimates and assumptions made by the respective management of Camber and Viking, as applicable, at the time such prospective financial information was prepared or approved for use by the financial advisors. The estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, financial, market and industry conditions and future business decisions and contingencies that may not be realized and that are inherently subject to significant business, economic, competitive, financial, market and industry uncertainties and risks, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Camber and Viking operate and the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy statement/prospectus and in the reports that Camber and Viking file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Camber and Viking and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the expected contingencies or estimated results would be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the management of Camber or Viking could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that Camber, Viking or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any Camber stockholders or Viking stockholders, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information. The prospective financial information is not fact and should not be relied upon as being necessarily indicative of actual future results.

The prospective financial information also reflects numerous variables, expectations and assumptions based on information available to the respective management of Camber and Viking, as applicable, at the time it was prepared, that are subject to change and do not take into account changes in such variables, expectations, assumptions or information or in any underlying circumstances or events occurring after the date they were prepared. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar variables, expectations or assumptions would be used and similar prospective financial information would be prepared. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger. Neither Camber nor Viking have updated the prospective financial information included in this joint proxy statement/prospectus, and neither Camber, nor Viking, after completion of the merger, the combined company, undertakes any obligation to update or otherwise revise the prospective financial information, to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated circumstances or events, even in the event that any or all of the underlying variables, expectations, assumptions or information are shown to be in error, or to reflect changes in economic, competitive, financial, market or industry conditions.

In light of the foregoing, and considering that the Camber special meeting and the Viking special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Camber stockholders and Viking stockholders are cautioned not to place unwarranted reliance on such information, and are urged to review Camber’s and Viking’s most recent SEC filings for a description of their reported financial results and the financial statements of Camber and Viking, which information is also included herein under “Index to the Financial Statements” beginning on page 268. See also “Where You Can Find More Information” beginning on page 268 of this joint proxy statement/prospectus for further information.

The prospective financial information was prepared by management of Camber and Viking, as applicable. Neither Marcum LLP (Camber’s independent registered public accounting firm) nor Turner, Stone & Company, L.L.P. (Viking’s independent registered public accounting firm) have audited, reviewed, examined, compiled or applied agreed upon procedures with respect to the prospective financial information and, accordingly, neither Marcum LLP nor Turner, Stone & Company, L.L.P. have expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of the independent registered public accounting firms included in this joint proxy statement/prospectus relate to the historical financial information of Camber and Viking, respectively. Such reports do not extend to the prospective financial information and should not be read to do so. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information.

By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither Camber nor Viking, nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Camber, Viking or the combined company compared to the information contained in the prospective financial information.

Viking prospective financial information

The following table sets forth selected unaudited prospective financial information representing Viking management’s evaluation of Viking’s estimated future financial performance on a stand-alone basis, without reference to the merger. This unaudited prospective financial information was prepared by Viking management and was provided to Scalar and Mercer Capital for the purpose of performing financial analyses in connection with the delivery of their respective fairness opinions.

In preparing the prospective financial and operating information described below, Viking’s management used the following price assumptions, which are based on NYMEX oil and gas strip pricing as of June 6, 2020.

	NYMEX*
	2020E		2021E		2022E		2023E		2024E
Commodity Prices
Crude Oil ($/Bbl)		$31.68		$40.97		$42.40		$44.08		$45.59
Natural Gas ($/Mcf)		$2.57		$2.59		$2.42		$2.37		$2.36
NGL ($/Bbl)	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A

* Prices have been averaged for each year based on estimated pricing on quarterly basis. For 2020, the average is calculated based on the 11 months ended December 31, 2020.

The following table sets forth certain summarized prospective financial and operating information regarding Viking for the years 2020 through 2024, based on the respective price assumptions indicated above, which information was prepared by Viking’s management.

	2020E	2021E	2022E	2023E	2024E
Operating Results
Total Production (Boe)(in millions)	1.69	1.84	1.64	1.30	1.12
Financial Results (in millions)
Revenue	$41.2	$51.4	$46.1	$38.8	$36.2
Operating Expenses	$24.0	$26.1	$24.8	$23.1	$22.3
EBITDA(1)	$17.2	$25.3	$21.3	$15.6	$4.0
Net Income(2)	$2.7	$12.9	$10.0	$5.7	$4.8

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.
(2)	EBITDA minus service fees and interest expense.
(3)	Production taxes, lease operating expenses, general and administrative expenses and ad valorem taxes.

Other Assumptions:

The prospective financial and operating information regarding Viking in the table above are based also on the following assumptions:

a.	Includes 11 months of forecasted activity for the February 3, 2020 acquisition of Elysium.
b.	No new acquisitions during the forecast period.
c.	No new wells drilled during the forecast period.
d.	Viking extending or refinancing existing credit obligations with maturity dates within the forecast period.
e.	Allocation of approximately $988,000 and $1.3 million toward enhancement work (i.e., existing asset optimization) in 2021 and 2022, respectively.

Future Credit Events

The following summary describes assumptions of Viking’s management in connection with repayment of liabilities which mature on December 31, 2020.

Viking has obligations in excess of $6,000,000 due under certain promissory notes issued by the company in 2018, which mature on December 31, 2020. Viking has previously secured note extensions from the lenders multiple times, but it does not believe it will be able to obtain additional extensions in the future as it currently stands. It is unlikely that Viking will be able to raise capital to repay the note obligations due on December 31, 2020, in light of current market conditions, including as it relates to the significant uncertainty within the oil and gas sector generally while remaining an OTC-quoted company. Viking does not have sufficient cash on hand to repay the 2018 Notes. Viking is prohibited from using any surplus cash in its Ichor or Elysium subsidiaries to repay the Viking debt due on December 31, 2020. Viking believes that by closing the merger with Camber and being listed on a national stock exchange (following the merger), Viking will have an increased opportunity to raise capital to repay such notes in whole or in part, and secure additional extensions of the unpaid portion of such notes.

If Viking defaults on its note obligations due on December 31, 2020, such defaults would trigger cross-defaults under (i) the approximately $34 million loan between Elysium Energy, LLC (“Elysium”), an indirect subsidiary of Viking, and Elysium's senior secured lender, which default would in turn trigger a cross-default under the approximately $5.4 million in promissory notes executed by Viking in 2020 that are secured against the membership interests of Elysium Energy Holdings, LLC, the parent company of Elysium, and (ii) the promissory note issued by Viking in favor of EMC Capital Partners, LLC, which default would, in turn trigger a cross-default under a loan between Viking's indirect subsidiary, Ichor Energy, LLC (“Ichor”), and Ichor's senior secured lender. Those defaults would likely result in the noteholders enforcing their security interests against the membership interests of such subsidiaries, which, in turn, would trigger a default under Viking’s remaining two senior secured loans. Stated differently, the default scenario would likely result in defaults under Viking’s secured loans that likely would result in Viking losing all of its assets as the secured lenders exercised their security interests in Viking’s assets.

Interests of Camber’s Directors and Executive Officers in the Merger

The directors and executive officers of Camber will receive no extra or special benefit that is not shared on a pro rata basis by all other Camber stockholders in connection with the merger, except as described herein. None of Camber’s officers or directors will receive any severance or other additional compensation as a result of the merger (except as discussed below). Certain of Camber’s executive officers have financial interests in the merger that may be different from, or in addition to, the interests of stockholders generally. As with all Viking stockholders, if a director or executive officer of Camber owns shares of Viking common stock or Viking Series C Preferred Stock, such person may participate in the merger on the same terms as other Viking stockholders. As of the date of this joint proxy statement/prospectus, Camber’s directors and executive officers beneficially owned none of the outstanding shares of Viking common stock or Viking Series C Preferred Stock.

Continued Employment

A requirement of the merger agreement was that Louis G. Schott, Camber’s Interim Chief Executive Officer and Robert Schleizer, Camber’s Chief Financial Officer enter into employment agreements with the combined company to provide for post-merger employment to assist with the transition of the combined company following the merger. On August 31, 2020, Camber entered into first amendments to the letter agreements with Fides and BlackBriar, to provide that (a) Mr. Schott, through Fides, will continue to provide services to Camber for a period of six months following the closing of the merger, on similar terms as set forth in such original letter agreement, except in a non-executive capacity and that Camber will reimburse Mr. Schott for the costs of his and his family’s health insurance through such six month term; and (b) Mr. Schleizer, through BlackBriar, will continue to provide services to Camber for a period of three months following the closing of the merger, on similar terms as set forth in such original letter agreement, except in a non-executive capacity and for total consideration of $30,000 per month (compared to $40,000 per month currently).

Transaction Payments and Bonuses

In connection with the merger, on August 31, 2020, Camber’s Board of Directors entered into Past Service Payment and Success Bonus Agreements with each non-executive member of the Board of Directors of Camber, and each of Louis G. Schott, Camber’s Interim Chief Executive Officer and Robert Schleizer, Camber’s Chief Financial Officer (collectively, the “Merger Compensation Agreements”). Pursuant to such agreements: each non-executive director, and each officer, of Camber, is to receive, contingent upon closing the merger, $100,000 in consideration for past services provided to Camber through the date of the merger as a member of the Board of Directors/officer, and $50,000 as a success bonus for Camber’s successful completion of the merger, in cash ($600,000 in aggregate); contingent on such non-executive director/officer’s, continued service to Camber at the same level of service he is currently performing, through the effective date of the merger. The consideration payable to the officers and directors of Camber upon the closing of the merger will reduce the cash available for the combined company’s activities; and may result in conflicts of interest between such officers and directors and other stockholders of Camber.

Such compensation and bonuses will be payable following the effective time of the merger, less applicable withholdings and deductions.

Indemnification

Pursuant to the terms of the merger agreement, Camber’s directors and executive officers will be entitled to ongoing indemnification from the surviving corporation pertaining to matters existing or occurring at or prior to the merger for as long as permitted by law following the effective time. This indemnification is further described in the section entitled “The Merger Agreement— Covenants and Agreements - Director and Officer Indemnification and Insurance.”

Membership on the Board of Directors

The board of directors of the combined company in the merger will consist of five (5) members, four (4) of which will be designated by Viking prior to the completion of the merger, and one (1) of which will be designated by Camber prior to completion of the merger. Information regarding the proposed management of Camber, including the Board of Directors and officers, is set forth below under “Management Following The Merger”, beginning on page 226.

Interests of Viking’s Directors and Executive Officers in the Merger

In considering the recommendation of the Viking board that Viking stockholders approve the merger agreement, Viking stockholders should be aware that the executive officers and directors of Viking have certain interests in the transactions that may be different from, or in addition to, the interests of Viking stockholders generally. The Viking board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by it, including the merger, and in making their recommendation that Viking stockholders approve the merger agreement.

Viking Series C Preferred Stock

As of October 14, 2020, Viking’s CEO and director, James Doris, holds 28,092 shares of Viking Series C Preferred Stock, with each share of preferred stock entitling the holder thereof to 4,900 votes on all matters submitted to the vote of Viking’s security holders, and there are no other shares of Viking preferred stock outstanding.

Pursuant to the terms of the merger agreement, at closing of the merger, each outstanding share of Series C Preferred Stock of Viking will be exchanged in the merger, for one share of Series A Preferred Stock of Camber. Such Series A Preferred Stock of Camber will have substantially similar terms as the Viking Series C Preferred Stock (discussed above), except that such Series A Preferred Stock will convert into, and vote, such number of shares of Camber common stock as the holder of the Viking Series C Preferred Stock would have had the right to receive in the merger, had it been converted into common stock of Viking, immediately prior to the effective time.

It is currently contemplated that due to Mr. Doris’ ownership of Viking Series C Preferred Stock prior to the effective time, and Camber Series A Preferred Stock following the effective time, that Mr. Doris will own approximately 29% of Camber’s voting shares immediately following the effective time, which percentage will ultimately be dependent on several factors, including the Camber Percentage, the number of outstanding shares of common stock of Camber and Viking (on a fully-diluted basis) at closing, and other factors. See also “Security Ownership of Combined Company Beneficial Owners and Management Subsequent to Merger”, beginning on page 259.

Continuing Employment

James Doris, Viking’s CEO and director, does not currently have an employment agreement with Viking. It is expected that immediately prior to, or shortly following, the closing of the merger, Mr. Doris will enter into an employment agreement with Viking or Camber, as applicable, pursuant to which, in addition to receiving cash remuneration, Mr. Doris may receive shares, options and/or warrants of Viking or Camber, as applicable, which would be in addition to any securities currently held by Mr. Doris or which may be issued to him in connection with the merger (as a result of the conversion of his Viking Series C Preferred Stock into Camber Series A Preferred Stock).

Indemnification

Pursuant to the terms of the merger agreement, Viking’s directors and executive officers will be entitled to ongoing indemnification from the surviving corporation pertaining to matters existing or occurring at or prior to the merger for as long as permitted by law following the effective time. This indemnification is further described in the section entitled “The Merger Agreement— Covenants and Agreements - Director and Officer Indemnification and Insurance.”

Membership on the Board of Directors

The board of directors of the combined company in the merger will consist of five (5) members, four (4) of which will be designated by Viking prior to the completion of the merger, and one (1) of which will be designated by Camber prior to completion of the merger. Information regarding the proposed management of Camber, including the Board of Directors and officers, is set forth below under “Management Following The Merger”, beginning on page 226.

Governance and Leadership of the Combined Company After the Merger

Charter

If the Camber charter amendment proposal is approved by the Camber stockholders, the Camber charter will be amended effective upon the completion of the merger to increase the number of authorized shares of Camber common stock from 25 million to 250 million shares. If the charter amendment proposal is not approved at the Camber special meeting, shares of Camber common stock issuable to Viking stockholders as the merger consideration in the merger will not be able to be issued, and the merger will not be able to be completed. Additionally, if the Camber reverse split proposal is approved by the Camber stockholders and the board of directors of Camber determines to affect such Camber reverse stock split, the outstanding shares of common stock of Camber prior to the merger will be reduced in a ratio of between one-for-five and one-for-twenty-five, depending on the final ratio approved by the board of directors.

Bylaws

The bylaws of Camber as currently in effect will remain the bylaws of the combined company after the merger.

Board of Directors and Officers

Pursuant to the terms of the merger agreement, following the completion of the merger, the board of directors of the combined company after the merger will have five (5) members, four (4) of which are to be designated by Viking, and one (1) of which will be designated by Camber prior to completion of the merger. Furthermore, concurrent with the closing of the merger, two of the directors currently on Camber’s Board have agreed to resign from the Camber Board. Information regarding the expected members of the Board of Directors of the combined company and officers is included under “Management Following the Merger”, beginning on page 226.

Name and Headquarters of the Combined Company After the Merger

The name of the combined company will continue to be “Camber Energy, Inc.” Following the merger, shares of the combined company’s common stock will be traded on the NYSE American, under the symbol “CEI.”

As of the effective time, the headquarters of the combined company will be located in Houston, Texas.

Dividends of Viking and Camber Prior to the Merger

Neither Viking nor Camber will be paying cash or stock dividends prior to the merger, however Camber accrues dividends related to its Series C Preferred Stock.

Accounting Treatment

Camber and Viking prepare their respective financial statements in accordance with GAAP. GAAP requires that one party to the merger be identified as the acquirer. The merger will be accounted for using the reverse acquisition method of accounting, and Viking will be treated as the accounting acquirer since Viking’s pre-merger stockholders will own approximately 80% of the combined company after the merger (without taking into account adjustments to the Camber Percentage and/or accounting for any of the rights of Camber’s Series C Preferred Stock holder). ASC 805-10-55-12 provides additional factors that should be considered when determining the acquirer in a business combination effected through the exchange of equity interests. However, Viking’s pre-merger stockholders will control approximately 80% of the voting rights of the combined company after the merger, will have the ability to appoint all of the post-merger officers and management, and appoint and control 4 of 5 positions on the board of directors. Despite the right of the Series C Preferred Stock holder having the right to convert such Series C Preferred Stock into approximately 118 million shares of common stock as of the date of this joint proxy statement/prospectus, it cannot hold more that 9.99% of total outstanding common shares at any one time, which does not constitute significant voting rights and accordingly, Viking is being treated as the accounting acquirer.

Regulatory Approvals

The Texas Railroad Commission, and U.S. state attorney generals could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust or other regulatory grounds will not be made or, if such a challenge is made, that it would not be successful.

Stock Exchange Listings

Camber common stock is listed for trading on the NYSE American stock exchange under the symbol “CEI,” and Viking common stock is quoted on the OTC Link ATS operated by OTC Markets Group, Inc. (the “OTCQB”) under the symbol “VKIN.”

Under the terms of the merger agreement, Camber is required to use its reasonable best efforts to cause the shares of Camber common stock to be issued in the merger to be approved for listing on the NYSE American, subject to official notice of issuance, prior to the effective time. Neither Camber nor Viking will be required to complete the merger if such shares are not authorized for listing on the NYSE American.

Additionally, in the event the NYSE American determines that the merger constitutes, or will constitute, a “back-door listing”/“reverse merger” (which pursuant to Camber’s conversations with the NYSE American, the NYSE American is likely to determine that it will), Camber (and its common stock) is required to qualify for initial listing on the NYSE American, pursuant to the applicable guidance and requirements of the NYSE, as a condition to closing the merger.

The merger agreement further provides that, as promptly as practicable after the effective time, Viking is required to use its reasonable best efforts to cause and enable shares of Viking common stock currently quoted on the OTCQB to no longer be quoted on the OTCQB and to be deregistered under the Exchange Act.

Appraisal Rights in the Merger

Appraisal rights, also called dissenters’ rights, are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Camber stockholders will not have appraisal or dissenters’ rights in respect of the merger, but Viking stockholders will.

Holders of shares of Viking common stock who do not vote in favor of the Viking merger proposal, who hold their shares through the effective time of the merger and who follow the procedures set forth in Sections 92A.300 to 92A.500 inclusive, of the Nevada Revised Statutes, which we refer to as the “Dissenters’ Rights Provisions,” will be entitled to dissent from the merger and demand payment of the fair value of their shares. The “fair value” of the shares as used in the Dissenters’ Rights Provisions is the value of the shares immediately before the effectuation of the proposed merger, excluding appreciation or depreciation in anticipation of the merger unless exclusion would be inequitable, using customary and current valuation concepts and techniques generally employed for similar businesses in the context of a merger, and without discounting for lack of marketability or minority status.

If a Viking stockholder elects to dissent, it must deliver to Viking a written notice of dissent stating that it intends to demand payment for its shares if the merger is consummated, and it must refrain from voting on the Viking merger proposal. This notice must be delivered to the Company before the vote on the Viking merger proposal at Viking’s special meeting. If the Viking stockholder fails to comply with these requirements, it will not be entitled to dissenters’ rights.

Within 10 days after the effective time of the merger, the combined company will give written notice of the effective date of the merger by certified mail to each Viking stockholder who properly delivered a written notice of dissent. The combined company’s notice will also state where demand for payment must be sent and where and when share certificates must be deposited, among other information. Within the time period set forth in the notice, which may not be less than 30 days nor more than 60 days following the date notice is delivered, the dissenting stockholder must make a written demand on the combined company for payment of the fair value of its shares and deposit its share certificates in accordance with the notice.

Within 30 days after the receipt of the dissenters’ demand for payment, the combined company will pay each dissenter who complied with the required procedures the amount it estimates to be the fair value of the dissenter’s shares, plus accrued interest. Additionally, the payment must be accompanied by a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year, the latest available interim financial statements, if any, a statement as to how fair value was calculated, a statement as to how interest was calculated, and a statement of the dissenters’ right to demand payment of fair value under Nevada law.

Following receipt of payment for the shares, a dissenting stockholder, within 30 days, may send the combined company notice containing such stockholder’s own estimate of fair value and accrued interest, and demand payment for that amount less the amount received pursuant to the combined company’s payment of fair value to such stockholder. This right is waived if the stockholder does not make written demand within 30 days of receiving the combined company’s payment or offer of payment for the stockholders’ shares, and the stockholder will only be entitled to the payment made or offered.

If a demand for payment remains unsettled, the combined company will petition the court to determine fair value and accrued interest. If the combined company fails to commence an action within 60 days following the receipt of the stockholder’s demand, the combined company will pay to the stockholder the amount demanded by the stockholder in the stockholder’s notice containing the stockholder’s estimate of fair value and accrued interest.

All dissenting holders, whether residents of Nevada or not, must be made parties to the action, and the court will render judgment for the fair value of their shares. Each party must be served with the petition. The judgment shall include payment for the amount, if any, by which the court finds the fair value of such shares, plus interest, exceeds the amount already paid. The costs and expenses of bringing the action will be determined by the court. If the court finds that the demand of any dissenting stockholder for payment was arbitrary, vexatious or otherwise not in good faith, the court may assess costs, including reasonable fees of counsel and experts, against such stockholder. In addition, reasonable fees and expenses of counsel and experts may be assessed against the combined company if the court finds that it did not substantially comply with the requirements of the Dissenters’ Rights Provisions or that it acted arbitrarily, vexatiously, or not in good faith with respect to the rights granted to dissenters under Nevada law.

The foregoing discussion is not a complete statement of the law pertaining to dissenters’ rights under the Dissenters’ Rights Provisions and is qualified in its entirety by the full text of the Dissenters’ Rights Provisions, which is attached to this joint proxy statement/prospectus as Annex J. You are encouraged to read Annex J carefully. All references in the Dissenters’ Rights Provisions and in this summary to a “stockholder” are to the record holder of the shares of Company common stock as to which dissenters’ rights are asserted. A person having a beneficial interest in shares of Company common stock held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized above properly and in a timely manner to perfect dissenters’ rights.

THE MERGER AGREEMENT

This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about Camber or Viking. Such information can be found elsewhere in this joint proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Camber and Viking contained in this joint proxy statement/prospectus may supplement, update or modify the factual disclosures about Camber and Viking contained in the merger agreement. The merger agreement contains representations and warranties by Camber, on the one hand, and by Viking, on the other hand, made solely for the benefit of the parties to the merger agreement. The representations, warranties and covenants made in the merger agreement by Camber and Viking were qualified and subject to important limitations and qualifications agreed to by Camber and Viking in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Camber and Viking each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Camber and Viking at the time they were made or otherwise.

Structure of the Merger

Each of the Camber board and the Viking board has adopted and approved the merger agreement. The merger agreement provides for the merger of Merger Sub, a wholly-owned subsidiary of Camber, with and into Viking, with Viking surviving the merger as a wholly-owned subsidiary of Camber.

Prior to the completion of the merger, Camber and Viking may, by mutual agreement, change the method or structure of effecting the combination of Viking and Camber, to the extent they both deem such change to be necessary, appropriate or desirable. In addition, at any time beginning on the date that is forty (40) days after the date of the merger agreement and ending on the date that the registration statement of which this joint proxy statement/prospectus forms a part has become effective under the Securities Act, if either the Camber board or the Viking board determines in good faith that a change in the structure of effecting the combination of Viking and Camber to a direct merger of Viking with and into Camber, with Camber surviving such merger, would be in the best interests of the combined company following the merger, upon written notice to the other party delivered to the other party following good faith consultation with the other party, the other party will be required to take all action necessary and cooperate in good faith to effect such change in structure. Notwithstanding the foregoing, no such change in the method or structure of effecting the combination of Viking and Camber will (i) alter or change the exchange ratio or the number of shares of Camber common stock received by Viking stockholders in exchange for each share of Viking common stock, unless, in connection with any change affected by decision of either of the boards of directors of Camber or Viking as described in the foregoing sentence, the economic benefits that are intended to accrue to Camber stockholders and Viking stockholders pursuant to the terms of the merger agreement and the transactions contemplated hereby are identical in all but de minimis respects, (ii) adversely affect the tax treatment of Camber’s stockholders or Viking’s stockholders pursuant to the merger agreement, (iii) adversely affect the tax treatment of Viking, Camber, the combined company and/or their respective subsidiaries pursuant to the merger agreement, or (iv) would reasonably be expected to prevent the consummation of the transactions contemplated by the merger agreement or delay the consummation of such transactions beyond the termination date.

Merger Consideration

Each (a) share of Viking common stock issued and outstanding immediately prior to the effective time, except for shares of Viking common stock that are owned by Camber, Viking or Merger Sub (in each case other than shares of Viking common stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties), will be converted into the right to receive the pro rata (when including the Viking preferred stock conversion rights (defined below)) number of shares (the “exchange ratio” and such shares the “merger consideration”) of Camber common stock calculated as follows: (w) the number of shares of Camber common stock considered outstanding on a fully diluted basis immediately prior to the effective time of the merger (the “effective time”), excluding any shares into which Camber’s Series C Preferred Stock may be convertible, (x) multiplied by the difference between 100% and the Camber Percentage (20%), (y) divided by the Camber Percentage, (z) divided by the number of shares of Viking common stock considered outstanding on a fully diluted basis immediately prior to merger, rounded up to the nearest one-hundred thousandth (1/100,000th); and (b) each share of Viking preferred stock outstanding immediately prior to the effective time, will be converted into one (1) share of Camber Series A Preferred Stock, which preferred stock will have the right to vote, and convert into, that number of shares of Camber common stock as its holder would have received in the merger, had such Viking preferred stock been fully converted into Viking common stock immediately prior to the effective time (which we refer to as the “Viking preferred stock conversion rights”).

The following table summarizes the exchange ratio and number of shares of Camber common stock that would be issued in the merger (and issuable upon conversion of Camber Series A Preferred Stock to be issued in the merger) based on various assumptions regarding (i) the number of shares of common stock of Viking considered outstanding on a fully-diluted basis immediately prior to the merger (including the Viking Series C Preferred Stock), and (ii) the number of shares of Camber common stock considered outstanding on a fully-diluted basis (without regard to the number of shares of Camber common stock into which Camber’s Series C Preferred Stock may be convertible) immediately prior to the merger. The below table does not take into account the effects of the proposed Camber reverse stock split discussed under “Camber Proposals-Proposal 5: Camber Reverse Split Proposal” beginning on page 85 and assumes for all purposes that the Camber charter amendment proposal as discussed above under “Camber Proposals – Proposal 4: Camber Charter Amendment Proposal” beginning on page 85 and Camber Series A Preferred Stock Proposal, as discussed under “Camber Proposals – Proposal 2: Camber Series A preferred stock proposal” beginning on page 78 has been approved. The below is provided for information purposes only and the exchange ratio may be materially different than the estimates provided below based on the actual number of shares of Camber common stock and Viking common stock outstanding at the time of the merger on a fully-diluted basis. All share numbers (except the ratio of shares issued to Viking stockholders as merger consideration) are in thousands, and all dollar amounts are in millions:

Total Fully-Diluted Shares of Camber* (1)	Outstanding Shares of Common Stock of Viking*	Issuable upon exercise of outstanding options, warrants and convertible debt of Viking and Potentially Issuable Through Closing	Issuable upon conversion of the Series C Preferred Stock of Viking (2)	Fully-Diluted Shares of Viking *(3)	Camber Percentage	Total Shares held by Camber stockholders on a fully-diluted basis post-merger (4)	Viking Percentage	Ratio of shares of common stock of Camber issuable for each outstanding share of Viking common stock as part of the merger consideration (5)	Total Shares held by Viking stockholders on a fully-diluted basis post-merger (6)
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)
25,000	225,243	109,857	137,651	472,751	20.0%	25,000	80.0%	0.211528	100,000

All of the numbers above are prior to the proposed Camber reverse stock split discussed under “Camber Proposals-Proposal 5: Camber Reverse Split Proposal” beginning on page 85.

* Immediately prior to the closing of the merger and as to Camber’s calculation, not including any shares of common stock issuable upon conversion of outstanding shares of Camber Series C Preferred Stock.

(1)  The total shares of common stock issuable upon exercise of outstanding warrants and options in Camber is nominal.

(2) See “The Merger Agreement—Treatment of Viking Convertible Securities and Preferred Stock”, beginning on page 197.

(3) Total of columns (B), (C), and (D).

(4) Not including shares of common stock issuable upon conversion of the Camber Series C Preferred Stock.

(5) Calculated as (E) divided by (J).

(6) Calculated as (G) multiplied by (H) divided by (F). Represents shares of common stock issuable to Viking shareholders on a fully-diluted basis, and does not necessarily represent the total number of shares of common stock issuable to Viking shareholders as part of the merger, which Viking currently anticipates will represent approximately 47% of such fully-diluted total without taking into account the number of shares of common stock issuable upon conversion of Camber Series A Preferred Stock issuable in the merger (see also the below tables).

The below tables summarize the estimated number of (i) shares of Camber common stock outstanding following the merger, (ii) voting shares of Camber outstanding following the merger; (iii) and fully-diluted shares of common stock outstanding following the merger, as of the date of this joint proxy statement/prospectus:

Post-Merger Outstanding Shares*
Camber Outstanding	25,000,000	34.1%
Camber Issuable to Viking Common Stockholders In Merger	48,212,461	65.9%
Total Outstanding Post-Merger	73,212,461	100.0%

Post-Merger Voting Shares*
Camber Outstanding	25,000,000	24.4%
Camber Issuable to Viking Common Stockholders In Merger	48,212,461	47.1%
Camber Series A Preferred Stock (1)	29,116,983	28.5%
	102,329,443	100.0%
Post-Merger Fully-Diluted Shares*
Camber Outstanding	25,000,036	10.3%
Camber Issuable to Viking Common Stockholders In Merger	48,212,461	19.8%
Camber Series A Preferred Stock (2)	29,116,983	12.0%
Viking warrants and convertible securities assumed in the Merger	22,670,557	9.3%
Camber Series C Preferred Stock (3)	118,196,755	48.6%
	243,196,791	100.0%

* Without taking into account the proposed reverse stock split.

(1) Equals 28,902 shares of Series A Preferred Stock of Camber outstanding at the closing of the merger, which each will have the right to vote that number of voting shares as equals (a) 4,900, multiplied by (b) the hypothetical exchange ratio of 0.211528 (as shown in the table above).

(2) Equals 28,902 shares of Series A Preferred Stock of Camber outstanding at the closing of the merger, which each will have the right to convert into that number of shares of common stock as equals (a) 4,900, multiplied by (b) the hypothetical exchange ratio of 0.211528 (as shown in the table above).

(3) Based on recent trading prices of Camber’s common stock, the 2,693 currently outstanding shares of Series C Preferred Stock would, if converted in full, convert into approximately 118,181,407 shares of common stock (including conversion premiums thereon but ignoring the 9.99% beneficial ownership limitation governing the Series C Preferred Stock). Because the beginning date for the Measuring Period for all outstanding shares of Series C Preferred Stock is February 3, 2020, the conversion price of the conversion premiums on such Series C Preferred Stock will never be above approximately $0.3985 per share (as adjusted for the reverse stock split, if approved and implemented)(the current estimated lowest conversion price in the period from February 3, 2020 to the date of this joint proxy statement/prospectus), regardless of the actual trading price of Camber’s common stock. Such number of shares is subject to change based on the trading prices of Camber’s common stock after the date hereof. Includes 15,348 shares of common stock (which are currently held in abeyance subject to Camber increasing its authorized shares of common stock) issuable in connection with prior conversions of Camber Series C Preferred Stock. Includes 15,348 shares due to the holder of the Series C Preferred Stock which are currently held in abeyance pending an increase in Camber’s authorized but issued shares of common stock.

Fractional Shares

Camber will not issue any fractional shares of Camber common stock in the merger. In lieu of the issuance of any such fractional share, Camber will instead round such fractional share up to the nearest whole share.

Governing Documents

The merger agreement requires Camber to seek the approval by the Camber stockholders of the Camber charter amendment proposal at the Camber special meeting. If the Camber charter amendment proposal is approved, the Camber charter will be amended to increase the number of authorized shares of Camber common stock from 25 million to 250 million shares.

If the Camber charter amendment proposal is not approved at the Camber special meeting, shares of Camber common stock issuable to Viking stockholders as the merger consideration in the merger could not be issued, and the merger could not be completed.

Treatment of Viking Convertible Securities and Preferred Stock

Viking Stock Options and Warrants. At the effective time, each outstanding option or warrant to purchase shares of Viking common stock (“Viking option”) will be converted into an option or warrant, as applicable, to purchase shares of Camber common stock (“Camber option”), with adjustments to the number of shares and the per share exercise price based on the exchange ratio. The Camber option will have the same other terms and conditions as applied to the corresponding Viking option, including any extended post-termination exercise period that applies following the effective time, except that any then unvested Viking options granted prior to February 3, 2020, will vest at the effective time.

Viking Convertible Notes. At the effective time, each outstanding Viking promissory note convertible into Viking common stock (“Viking convertible note”) will be converted into a Camber promissory note convertible into Camber common stock (“Camber option”), with adjustments to the conversion price and number of shares issuable upon conversion and reserved for issuance thereunder based on the exchange ratio. The Camber convertible note will have the same other terms and conditions as applied to the corresponding Viking convertible note.

As of September 30, 2020, Viking’s outstanding convertible notes consisted of (i) convertible notes maturing on December 31, 2020, in the aggregate principal amount of approximately $6,420,020, with 50% of the principal amount under each note convertible into Viking common stock at $0.20 per share; (ii) a convertible note maturing January 3, 2021, in the principal amount of $500,000, with 100% of the principal amount convertible into Viking common stock at $0.15 per share, and (iii) convertible notes maturing on February 11, 2022, in the aggregate principal amount of approximately $5,337,004, with 100% of the principal amount under each note convertible into Viking common stock at $0.15 per share. If the merger closes prior to the repayment in full (or partial conversion and repayment of the remaining portion) of Viking’s outstanding convertible promissory notes maturing on December 31, 2020, each of the holders of those notes will have to approve the merger, or their notes will need to be repaid in full at closing of the merger.

The Secured Notes will be forgiven upon closing of the merger.

Viking Preferred Stock. On August 31, 2020, Viking amended the certificate of designations of the preferences, rights and limitations of its Series C Preferred Stock, to provide that each outstanding share of Series C Preferred Stock votes an aggregate of 4,900 voting shares on all stockholder matters, voting together with the common stock as a single class (previously that number was 32,500 voting shares on all stockholder matters); amend the liquidation rights associated with such preferred stock to provide that each share of Series C Preferred Stock is to receive, upon the occurrence of a liquidation of Viking, the same amount of consideration that would have been due if such share of Series C Preferred Stock had been converted into common stock of Viking immediately prior to such liquidation; and provide rights for each such share of Series C Preferred Stock to convert, at the option of the holder thereof, into 4,900 shares of Viking common stock (previously such Series C Preferred Stock had the right to convert into Viking common stock on a one-for-one basis). The Viking Series C Preferred Stock does not have any redemption rights and shares equally in any dividends authorized by the Board of Directors for distribution to common stockholders, on an as-converted basis.

As of the date of this joint proxy statement/prospectus, Viking’s CEO and director, James A. Doris, holds 28,092 shares of Viking Series C Preferred Stock, with each share of preferred stock entitling the holder thereof to 4,900 votes on all matters submitted to the vote of Viking’s security holders, and there are no other shares of Viking preferred stock outstanding.

Pursuant to the terms of the merger agreement, at closing of the merger, each outstanding share of Series C Preferred Stock of Viking will be exchanged in the merger, for one share of Series A Preferred Stock of Camber. Such Series A Preferred Stock of Camber will have substantially similar terms as the Viking Series C Preferred Stock (discussed above), except that such Series A Preferred Stock will convert into, and vote, such number of Camber common stock as its holder would have had the right to receive in the merger, had it been converted into common stock of Viking, immediately prior to the effective time.

It is currently contemplated that due to Mr. Doris’ ownership of Viking Series C Preferred Stock prior to the effective time, and Camber Series A Preferred Stock following the effective time, Mr. Doris will own and vote approximately 29% of Camber’s voting shares immediately following the effective time, which percentage will ultimately be dependent on several factors, including the Camber Percentage, the number of outstanding shares of common stock of Camber and Viking (on a fully-diluted basis) at closing, and other factors. See also “Security Ownership of Combined Company Beneficial Owners and Management Subsequent to Merger”, beginning on page 259.

Treatment of Camber Convertible Securities and Preferred Stock

Each warrant or option to purchase shares of Camber common stock will not be impacted by the merger and will continue to be a warrant or option in respect of Camber common stock following the effective time, subject to the same terms and conditions that were applicable to such warrant or option before the effective time.

There will be no changes to the Camber Series C Preferred Stock or Camber Series A Preferred Stock, except that the exchange ratio of the merger will determine the ultimate voting and conversion rights of such Series A Preferred Stock, as described in greater detail under “Description of Camber Capital Stock – Description of Capital Stock – Preferred Stock - Series A Convertible Preferred Stock”, beginning on page 224.

Closing of the Merger

Unless the merger agreement is terminated, as described in the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 209, the closing of the transactions contemplated by the merger will take place on a date no later than three (3) business days after the satisfaction or waiver (to the extent permitted under applicable law) of all of the conditions described in the section entitled “The Merger Agreement—Conditions to Complete the Merger” beginning on page 206 (other than those conditions that by their nature can only be satisfied at the date of merger, but subject to the satisfaction or permitted waiver thereof), unless another date, time or place is agreed to in writing by Viking and Camber.

Effective Time of the Merger

The merger will become effective at the time that articles of merger regarding the merger have been duly filed with the Secretary of State of the State of Nevada, or at such later time as Viking and Camber will agree and specify in the articles of merger.

Conversion of Shares; Exchange of Viking Stock Certificates

Letter of Transmittal

As promptly as practicable after the effective time, but in no event later than ten (10) days thereafter, Camber is required to cause the exchange agent to mail to each holder of record of Viking common stock immediately prior to the effective time that have been converted at the effective time into the right to receive Camber common stock, a letter of transmittal and instructions for use in effecting the surrender of shares of Viking common stock in exchange for the whole shares of Camber common stock that the shares of Viking common stock will have been converted into the right to receive, as well as any dividends or distributions to be paid pursuant the merger agreement.

If a certificate for Viking common stock has been lost, stolen or destroyed, (i) upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, and (ii) if required by Camber, the combined company or the exchange agent, the posting by such person of a bond in such amount as Camber, the combined company or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate the shares of Camber common stock.

After the effective time, there will be no transfers on the stock transfer books of Viking of the shares of Viking common stock that were issued and outstanding immediately prior to the effective time.

Withholding

Each of Camber, Viking, Merger Sub, the surviving entity in the merger and the combined company, and any other person that has any withholding obligation with respect to any payment made pursuant to the merger agreement will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any payment made pursuant to the merger agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable law. To the extent that amounts are so withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction and withholding was made.

Dividends and Distributions

No dividends or other distributions declared with respect to Camber common stock will be paid to the holder of any unsurrendered certificate until the holder thereof surrenders such certificate in accordance with the merger agreement. After the surrender of a certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which had previously become payable with respect to the whole shares of Camber common stock that the shares of Viking common stock represented by such certificate have been converted into the right to receive.

Representations and Warranties

The merger agreement contains representations and warranties made by each of Camber and Viking regarding:

●	corporate matters, including due organization and qualification and subsidiaries;

●	capitalization;

●	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

●	required governmental and other regulatory filings and consents and approvals in connection with the merger;

●	financial statements, internal controls, books and records;

●	broker’s fees payable in connection with the merger;

●	the absence of certain changes or events;

●	legal and regulatory proceedings;

●	tax matters;

●	employee benefit matters;

●	SEC reports;

●	compliance with applicable laws;

●	certain material contracts;

●	government contracts;

●	environmental matters;

●	real property;

●	intellectual property;

●	related party transactions;

●	inapplicability of takeover statutes;

●	absence of action or circumstance that would prevent the merger from qualifying as a reorganization under Section 368(a) of the Code;

●	board of directors’ recommendations;

●	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

●	customers and suppliers;

●	insurance matters; and

●	the absence of other representations or warranties.

Certain representations and warranties of Camber and Viking are qualified as to “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either Camber, Viking, Merger Sub, the surviving entity in the merger or the combined company, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, properties, results of operations or financial condition of such party and its subsidiaries taken as a whole.

However, a material adverse effect will not be deemed to include the impact of:

●	changes, after the date of the merger agreement, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements or official interpretations thereof;

●	changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

●	changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) or other general industry-wide conditions affecting industries in which such party or its subsidiaries operate;

●	the announcement or the existence of, compliance with, pendency of or performance under, the merger agreement or the transactions contemplated thereby or the identity of the parties to the merger agreement or any of their affiliates, including the impact thereof on the relationships, contractual or otherwise, of a party or any of its subsidiaries with officers and employees, financing sources, customers, suppliers, vendors, service providers or other partners (provided that this bullet will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution of or performance under the merger agreement or the transactions contemplated thereby);

●	a decline in the trading price of a party’s common stock or any change in the credit ratings or ratings outlook for, or the availability or cost of equity, debt or other financing to, such party or any of its subsidiaries, or the failure, in and of itself, to meet earnings projections, earnings guidance, budgets, expectations, estimates or internal financial forecasts (but not including the underlying causes of such events, to the extent not otherwise excluded by any of the other bullets);

●	weather conditions or other acts of God;

●	any action required to be taken by a party or any of its subsidiaries at the written request of the other party;

●	any actions or claims made or brought by any of the current or former stockholders of a party (or on their behalf or on behalf of such party) against another party or any of its directors, officers or employees arising out of the merger agreement or the transactions contemplated thereby; or

●	except, with respect to the first, second, third and sixth bullet, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

The representations and warranties in the merger agreement do not survive the effective time.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

Each of Camber and Viking has agreed that, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to, (i) conduct its business in the ordinary course in all material respects, and (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships.

Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, neither Camber nor Viking may, and neither Camber nor Viking may permit any of their respective subsidiaries to, without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:

●	incur, assume, guarantee or become liable for any indebtedness for borrowed money, other than (i) intercompany indebtedness, (ii) borrowings in the ordinary course existing as of the date of the merger agreement up to the amount committed thereunder on such date, (iii) guarantees by either party of any entity within its group, (iv) indebtedness incurred to refinance, roll-over, replace or renew any indebtedness existing as of the date of the merger agreement, (v) indebtedness incurred in respect of letters of credit, performance bonds, surety bonds, appeal bonds or other similar arrangements in the ordinary course, (vi) capital lease, purchase money or equipment financing arrangements entered into in the ordinary course of business, (vii) indebtedness arising from customary cash management and treasury services and the honoring of checks, drafts or similar instruments against insufficient funds or from the endorsement of instruments for collection, in each case, in the ordinary course of business, (viii) interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging contracts (x) not entered for speculative purposes and (y) entered into in the ordinary course consistent with past practice and in compliance with its risk management and hedging policies or practices in effect on the date of the merger agreement;

●	adjust, split, combine or reclassify any capital stock;

●	make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any securities of Camber or any securities of its subsidiaries, in the case of Camber, or any securities of Viking or any securities of its subsidiaries, in the case of Viking, except, in each case, (A) regular quarterly cash dividends paid by Camber, (B) regular quarterly cash dividends paid by Viking, (C) dividends paid by any of the subsidiaries of each of Camber and Viking to Camber or Viking or any of their wholly-owned subsidiaries, respectively or (D) the acceptance of shares of Camber common stock or Viking common stock as payment for the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, or the payment of dividend equivalents thereon, in each case, in accordance with past practice and the terms of the applicable award agreements;

●	sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than (i) to any wholly-owned subsidiary or to the other party, as applicable or (ii) in the ordinary course of business;

●	make any material investment in or material acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or business or the property or assets of any other person, in each case other than a wholly-owned subsidiary of Viking or Camber, as applicable, in each case other than, with respect to acquisitions of properties and assets, in the ordinary course of business or pursuant to contracts or agreements in force at the date of the merger agreement;

●	except in the ordinary course of business consistent with past practice, (i) terminate, materially amend, or waive any material provision of, certain material Viking contracts or Camber contracts, as the case may be, or make any material change in any instrument or agreement governing certain material Viking contracts or Camber contracts, as the case may be, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Viking or Camber, as the case may be, or (ii) other than in the ordinary course of business consistent with past practice, enter into any contract that would constitute a material Viking contract or Camber contract, as the case may be, if it were in effect as of the date of the merger agreement;

●	except as required under applicable law or the terms of any Viking benefit plan or Camber benefit plan existing as of the date hereof, as applicable, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual consultant, other than in the ordinary course of business consistent with past practice, (ii) amend (whether in writing or through the interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual consultant, other than in the ordinary course of business consistent with past practice, (iii) materially increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant (other than in connection with a relocation of an employee in the ordinary course of business or a promotion or change in responsibilities), (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation other than in the ordinary course of business consistent with past practice, (v) grant (other than the permitted grants) or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target annual compensation (that is, base salary or wages plus annual bonus or other short-term cash incentive compensation) is greater than $1,000,000, other than for cause, or (ix) hire or promote any officer, employee or individual consultant who has (or, following such hire or promotion, would have) target annual compensation (that is, base salary or wages plus annual bonus or other short-term cash incentive compensation) greater than $1,000,000;

●	settle any claim, suit, action or proceeding, except involving monetary remedies in an amount not in excess of $1,000,000 individually or $5,000,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries, the surviving entity in the merger or the combined company;

●	take any action or fail to take any action where such action or failure to act could reasonably be expected to impede or prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

●	amend either party’s certificate of incorporation, bylaws or comparable governing documents of its “significant subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);

●	merge or consolidate either party or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its significant subsidiaries, other than mergers, consolidations, restructurings or reorganizations solely between or among its wholly-owned subsidiaries;

●	enter into any new line of business or discontinue any existing line of business, other than in the ordinary course of business consistent with past practice;

●	make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes; or

●	agree to take or make any commitment to do any of the foregoing.

Regulatory Matters

Camber and Viking have agreed to cooperate with each other and use their respective reasonable best efforts to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, (and in the case of the applications, notices, petitions and filings in respect of certain regulatory approvals (referred to as the “requisite regulatory approvals”), use their reasonable best efforts to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. Each of Camber and Viking has agreed to use its reasonable best efforts to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated by the merger agreement. However, in no event will Camber or Viking or any of their respective subsidiaries be required to, and in no event will Camber or Viking or any of their respective subsidiaries be permitted to (without the written consent of the other party), take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger.

Camber and Viking have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

Director and Officer Indemnification and Insurance

The merger agreement provides that after the effective time, the combined company will indemnify and hold harmless and will advance expenses as incurred, in each case to the maximum extent permitted by applicable law, such persons that are indemnified as of the date of the merger agreement by Viking pursuant to the Viking articles of incorporation, the Viking bylaws, the governing or organizational documents of any Viking subsidiary and any indemnification agreements in existence as of the date of the merger agreement and such persons that are indemnified as of the date of the merger agreement by Camber pursuant to the Camber articles of incorporation, the Camber bylaws, the governing or organizational documents of any Camber subsidiary and any indemnification agreements in existence as of the date of the merger agreement, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was a director, officer or employee of Viking or any Viking subsidiary, or of Camber or any Camber subsidiary, and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement; provided, that in the case of advancement of expenses, any Viking indemnified party or Camber indemnified party, to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents and approvals, access to information of the other company, the listing of the shares of Camber common stock to be issued in the merger, advice of changes, the coordination of dividend declarations, stockholder litigation relating to the transactions contemplated by the merger agreement, public announcements with respect to the transactions contemplated by the merger agreement, exemption from takeover laws, cooperation on financing and indebtedness and pre-closing transition efforts.

Combined Company Governance and Headquarters Matters

Under the merger agreement, Camber and Viking have agreed to certain provisions relating to the governance and headquarters of the combined company, including composition of the combined company board of directors and the role of chief executive officer. The initial composition of the audit committee, the compensation committee and the nominating and governance committee of the board of directors of the combined company, respectively, will be mutually agreed by Viking and Camber prior to the effective time. As of the effective time, the headquarters of the combined company will be located in Houston, Texas. For a more detailed description of the governance matters relating to the combined company, see “The Merger—Governance and Leadership of the Combined Company After the Merger” beginning on page 189.

Stockholder Meetings and Recommendation of Camber’s and Viking’s Boards of Directors

Camber and Viking have each agreed to hold the Camber special meeting and the Viking special meeting as soon as practicable after the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part. Camber and Viking may each choose to postpone or adjourn its own special meeting (the Camber special meeting or the Viking special meeting, as the case may be) for up to sixty (60) days (Viking) and up to thirty (30) days (Camber) in the aggregate, (i) for the absence of a quorum, (ii) in the event of a board recommendation change by its respective board of directors or (iii) in the event of a change to the method or structure of effecting the combination of Viking and Camber. In addition, Camber and Viking must each adjourn or postpone its own special meeting (the Camber special meeting or the Viking special meeting, as the case may be) at the request of the other party for up to sixty (60) days (Viking) and up to thirty (30) days (Camber) in the aggregate in the event of a (x) board recommendation change by its respective board of directors or (y) change to the method or structure of effecting the combination of Viking and Camber.

Camber and Viking have agreed under the merger agreement to, through their respective boards of directors, recommend that Camber stockholders approve the Camber share issuance proposal and the Camber charter amendment proposal and that Viking stockholders approve the Viking merger proposal, respectively, and to include such recommendations in this joint proxy statement/prospectus.

The merger agreement provides that, subject to the exceptions described below, neither the Camber board nor the Viking board will (i) withhold, withdraw, modify or qualify, in each case in a manner adverse to the other party, its approval or recommendation of the merger or the merger agreement, (ii) fail to include in this joint proxy statement/prospectus its recommendation in favor of the merger agreement and the Camber share issuance proposal and Camber charter amendment proposal or the Viking merger proposal, as applicable, (iii) adopt, approve, recommend or endorse an alternative transaction proposal or publicly announce an intention to adopt, approve, recommend or endorse an alternative transaction proposal, (iv) fail to publicly and without qualification (x) recommend against any alternative transaction proposal or (y) reaffirm its recommendation of the merger agreement and the merger within ten (10) business days of the other party’s written request to do so (or, if earlier, at least two (2) business days prior to the Camber special meeting or the Viking special meeting, as applicable), following the public announcement of any alternative transaction proposal, or (v) publicly propose to do any of the foregoing actions in clauses (i) through (iv) (any action in clauses (i) through (iv) is referred to in the joint proxy statement/prospectus as a “board recommendation change”).

Notwithstanding the foregoing restrictions, in the event that, prior to obtaining the approval of the Camber share issuance proposal and the Camber charter amendment proposal by the Camber stockholders or the approval of the Viking merger proposal by the Viking stockholders, the Camber board or the Viking board, respectively, may effect a board recommendation change if (i) after receiving advice of its outside counsel and, with respect to financial matters, its financial advisors, it determines in good faith that taking such action would be required to comply with its fiduciary duties under applicable law, (ii) it has provided the other party five (5) business days’ written notice that it intends to effect a board recommendation change and a reasonable description of the event or circumstances giving rise to its determination to take such action and (iii) at the end of such notice period, taking into account any amendment or modification to the merger agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, it determines in good faith that taking such action would nevertheless be required to comply with its fiduciary duties under applicable law.

Agreement Not to Solicit Other Offers

Each of Camber and Viking has agreed that it will not, and will cause each of its subsidiaries and their respective directors and officers not to, and will not permit its and their other respective agents, advisors and representatives to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person relating to any acquisition proposal or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to below) in connection with or relating to any acquisition proposal.

For purposes of the merger agreement, an “acquisition proposal” means, with respect to Camber and Viking, as applicable, other than the merger, any offer, proposal or inquiry, or any third-party indication of interest, by or on behalf of any third party, relating to (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party (or its affiliates) beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, which would, in the case of this clause (iii), result in the stockholders of such party prior to such transaction ceasing to own at least seventy-five percent (75%), directly or indirectly, of such party or its applicable subsidiaries.

However, in the event that after the date of the merger agreement and prior to obtaining the approval of the Camber share issuance proposal and Camber charter amendment proposal by the Camber stockholders or the approval of the Viking merger proposal by the Viking stockholders, Camber or Viking, respectively, receives a bona fide written acquisition proposal not solicited in violation of the merger agreement, such party may, and may permit its subsidiaries and its subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the acquisition proposal and such person’s representatives if the board of directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that taking such actions would be required to comply with its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party must have entered into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between Camber and Viking, which confidentiality agreement must not provide such person with any exclusive right to negotiate with such party, and must otherwise permit such party to comply with its obligations in the merger agreement. Camber and Viking also caused their representatives to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than Viking or Camber, as applicable, with respect to any acquisition proposal, and requested the return or destruction of any confidential information previously delivered to any such person pursuant to the terms of any confidentiality agreement to the extent provided by such agreement.

Each of Camber and Viking will promptly (within twenty-four (24) hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide the other party with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or acquisition proposal, and will keep the other party apprised of any related material developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal (other than amendments or revisions that are immaterial in all respects). Each of Camber and Viking is required to use its reasonable best efforts to enforce any confidentiality agreements (other than “standstill” provisions therein) to which it or any of its subsidiaries is or becomes a party in accordance with the terms thereof.

Conditions to Complete the Merger

Camber’s and Viking’s respective obligations to complete the merger are subject to the satisfaction or waiver, at or prior to the effective time, of the following conditions:

●	approval of the Camber share issuance and charter amendment by Camber stockholders and approval of the merger agreement by Viking stockholders;

●	authorization for listing of the shares of Camber common stock to be issued in the merger on NYSE American, subject to official notice of issuance;

●	in the event the NYSE American determines that the merger constitutes, or will constitute, a “back-door listing”/“reverse merger” (which pursuant to Camber’s conversations with the NYSE American, the NYSE American is likely to determine that it will), Camber (and its common stock) is required to qualify for initial listing on the NYSE American, pursuant to the applicable guidance and requirements of the NYSE as of the closing of the merger;

●	all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated;

●	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);

●	no order, injunction, or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger being in effect, and no law, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger;

●	the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

●	the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect);

●	each of Camber and Viking having received a written opinion to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the exchange ratio in the merger is fair, from a financial point of view, to Camber or Viking, as applicable, and their stockholders (each of which has been received to date);

●	Viking, its subsidiary Elysium or one of Elysium’s subsidiaries having completed the acquisition of oil and gas assets described in Viking’s Current Report on Form 8-K filed with the SEC on October 11, 2019 (which condition was satisfied when Viking completed this acquisition on February 3, 2020);

●	Viking having arranged to extend the maturity date to June 1, 2021, or later, of the promissory note executed and delivered by Viking in connection with Viking’s oil and gas acquisition closed on or about December 28, 2018, or any promissory note(s) issued in replacement thereof (which extension has been obtained to date);

●	Camber having obtained the consent from the holders of its Series C Preferred Stock for the merger;

●	Viking having negotiated a new renumeration arrangement with Network 1 Financial Securities, Inc. with respect to the broker’s role in and compensation in connection with the merger (which negotiation has been completed to date);

●	Viking having no loan obligations with a maturity date in 2020 other than the series of $13.5 million of convertible notes issued in connection with Viking’s offering completed in December of 2018 (which condition is satisfied as of the current date);

●	Viking having no more than 28,092 shares of Viking preferred stock outstanding, all of which shall be shares of Viking Series C Preferred Stock;

●	Viking shall have received an opinion, from legal counsel or an independent public or certified accountant, in form and substance reasonably satisfactory to Viking, dated as of the closing, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes, the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code; and

●	Camber having acquired 30% of Elysium as part of a $9,200,000 investment by Camber in Viking’s and in connection therewith shall have received $9,200,000 in promissory notes from Viking, accruing interest at 10.5% per annum (which conditions were satisfied on February 3, 2020, when Camber loaned Viking $5,000,000 and June 25, 2020, when Camber loaned Viking $4,200,000, when Viking transferred 25% and 5%, respectively, of Elysium to Camber, and when Viking issued Camber the promissory notes described in the section entitled in “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207).

Additionally, if the merger closes prior to the repayment in full (or partial conversion and repayment of the remaining portion) of Viking’s outstanding December 31, 2020, each of the holders of those notes will have to approve the merger, agree to amend the terms of their notes, or their notes will need to be repaid in full at closing of the merger. Finally, some of the holders of Viking’s outstanding warrants to purchase shares of Viking common stock will have to approve the merger, or agree to amend such warrants, for Viking to be able to proceed with closing the merger.

Additionally, as of October 6, 2020, Viking’s outstanding warrants to purchase common stock of Viking included (i) warrants to purchase approximately 10,043,431 shares of Viking common stock, with the warrants requiring the consent of the holders of the warrants (the “Consenting Warrants”) prior to closing the merger, and (ii) warrants to purchase approximately 40,955,755 shares of Viking common stock not requiring warrant holder consent prior to closing the merger. As of October 6, 2020, all of the holders of the Consenting Warrants have consented to the merger.

Neither Camber nor Viking can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Camber’s Elysium Interest

As a condition to closing the merger, Camber was required to loan Viking (a) $5,000,000, with Camber (i) receiving a $5,000,000 promissory note by Viking, accruing interest at 10.5% per annum, and (ii) acquiring a 25% interest in Elysium on February 3, 2020; and (b) $4,200,000, with Camber (i) receiving a $4,200,000 promissory note by Viking, accruing interest at 10.5% per annum, and (ii) acquiring a 5% interest in Elysium on June 25, 2020.

On February 3, 2020, Viking and Camber entered into a Securities Purchase Agreement (the “February SPA”), pursuant to which Camber made the $5,000,000 loan to Viking. The loan was evidenced by a 10.5% Secured Promissory Note (the “February Secured Note”) issued to Camber, the repayment of which was secured by the terms of a Security and Pledge Agreement (the “February Pledge”).

On June 25, 2020, Camber loaned Viking an additional $4.2 million, pursuant to the terms of a Securities Purchase Agreement, which was entered into on the same date (the “June 2020 SPA”, and together with the February SPA, the “SPAs”). The $4.2 million loan was evidenced by a 10.5% Secured Promissory Note (the “June 2020 Secured Note”, and together with the February 2020 Secured Note, the “Secured Notes”), the repayment of which was secured by the terms of a Security and Pledge Agreement (the “June 2020 Pledge”, and together with the February Pledge, the “Pledges”).

The Secured Notes accrue interest at the rate of 10.5% per annum, payable quarterly, and are due and payable on February 3, 2022. The notes include standard events of default, including certain defaults relating to the trading status of Viking’s common stock and change of control transactions involving Viking. The Secured Notes can be prepaid at any time with prior notice as provided therein, and together with a prepayment penalty equal to 10.5% of the original amount of the applicable Secured Note being repaid.

The Secured Notes are convertible into common shares of Viking at a conversion price of $0.24 per share at any time beginning 30 days after the date of the applicable Secured Notes, until the 15th day after Viking’s common stock has traded at an average daily price of at least $0.55 for 15 consecutive business days, provided that Camber is restricted from converting any portion of the Secured Notes into Viking’s common stock if upon such conversion Camber would beneficially own more than 4.99% of Viking’s common stock (which percentage may be increased or decreased to up to 9.99%, with 61 days’ prior written notice to Viking).

In addition to Camber’s other conversion rights under the Secured Notes, Camber also has the right to convert the Secured Notes (principal and interest) into the securities offered by Viking in connection with Viking’s first public offering following the date of the Secured Notes, at a conversion price equal to eighty-five percent (85%) of the offering price of the applicable security (representing a fifteen percent (15%) discount) in such public offering.

The Pledges provide Camber, pari passu with the other investors in Viking’s 506(c) secured note offering, a security interest (subject to certain prerequisites) in Viking’s 75% ownership of Elysium and 100% of Ichor Energy Holdings, LLC (“Ichor”). Additionally, pursuant to a separate Security and Pledge Agreement entered into on February 3, 2020 and amended and restated on June 25, 2020, Viking provided Camber a junior security interest in the membership, common stock and/or ownership interests of all of Viking’s existing and future, directly owned or majority owned subsidiaries, to secure the repayment of the Secured Note (the “Second Pledge”).

As additional consideration for Camber making the loans to Viking and entering into the merger agreement, Viking assigned Camber 25% of Elysium pursuant to the terms of an Assignment of Membership Interests dated February 3, 2020 (the “First Assignment”) and an additional 5% of Elysium pursuant to the terms of an Assignment of Membership Interests dated June 25, 2020 (collectively, such 30% interest, the “Assigned Elysium Interests”). As described in the section entitled in “The Merger Agreement—Termination of the Merger Agreement” beginning on page 209, all or a portion of the Assigned Elysium Interests will be retained by Camber and/or returned to Viking under different circumstances relating to the termination of the merger agreement and repayment obligations associated with the Secured Notes and certain amounts owed by Camber to the Series C Preferred Stock holder in the event of the termination of the merger agreement and required repayment of the Secured Notes (as discussed in greater detail below under “Termination of the Merger Agreement”). See also “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207.

Viking also agreed pursuant to the terms of the merger agreement that if the merger agreement is terminated prior to the closing of the merger, Viking will owe Camber, in addition to the required repayment of the Secured Notes, an additional amount equal to (i) 115.5% of the original principal amount of the Secured Notes, minus (ii) the amount due to Camber pursuant to the terms of the Secured Notes upon repayment thereof (the “Additional Payment”). As an example, if when the merger agreement is terminated, $9,200,000 were due to Camber under the Secured Notes (assuming all interest due thereunder had been paid as of the date due), Viking would owe Camber (i) $9,200,000 multiplied by 1.155 = $10,626,000, minus (ii) $9,200,000, or a total Additional Payment of $1,426,000, in addition to the amount due under the Secured Notes.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger, whether before or after the receipt of approval of the Camber share issuance by Camber stockholders or approval of the merger agreement by Viking stockholders, in the following circumstances:

●	by mutual written consent of Camber and Viking;

●	by either Camber or Viking if any (i) governmental entity that must grant a requisite regulatory approval has denied approval of the merger and such denial has become final and nonappealable or (ii) court or governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction or decree or other legal restraint or prohibition permanently enjoining or preventing the consummation of the merger, unless the failure to obtain a requisite regulatory approval or the issuance of such order, injunction, decree or other legal restraint, as applicable, is principally due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement;

●	by either Camber or Viking if the merger has not been consummated on or before December 31, 2020 (the “Termination Date”), unless the failure of the merger to occur by the Termination Date is principally due to the failure of the party seeking to terminate to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement;

●	by either Camber or Viking (provided, that the terminating party is not then in material breach of any obligation, covenant or other agreement contained in the merger agreement) if there has been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of the other party, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within thirty (30) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

●	by either Camber or Viking if the approval of the (i) Camber share issuance and charter amendment by Camber stockholders has not been obtained following a vote taken at the Camber special meeting (unless the Camber special meeting has been validly adjourned or postponed, or validly requested by Viking to be adjourned or postponed, in accordance with the merger agreement, in which case at the final adjournment or postponement thereof), or (ii) merger agreement by Viking stockholders has not been obtained following a vote taken at the Viking special meeting (unless the Viking special meeting has been validly adjourned or postponed, or validly requested by Camber to be adjourned or postponed, in accordance with the merger agreement, in which case at the final adjournment or postponement thereof);

●	by Camber, at any time prior to obtaining the approval of the merger agreement by Viking stockholders, if (i) Viking or the Viking board has made a board recommendation change or (ii) there has been a willful breach by Viking (including by the Viking board) of its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval; or

●	by Viking, at any time prior to obtaining the approval of the Camber share issuance and charter amendment by Camber stockholders, if (i) Camber or the Camber board has made a board recommendation change or (ii) there has been a willful breach by Camber (including by the Camber board) of its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval.

If the merger agreement is terminated, it will become void and have no effect, and none of Camber, Viking, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever under the merger agreement, or in connection with the transactions contemplated by the merger agreement, except that (i) designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, public announcement and the Secured Note and termination fee provisions described below will survive any termination of the merger agreement, and (ii) notwithstanding anything to the contrary contained in the merger agreement, neither Viking nor Camber will be relieved or released from any liabilities or damages arising out of its willful breach of any provision of the merger agreement.

The Secured Notes issued by Viking to Camber, described in the section entitled in “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207, shall be due 90 days after the date that the merger agreement is terminated by any party for any reason, at which time Viking will owe Camber an additional amount equal to (i) 115.5% of the original principal amount of the Secured Notes, minus (ii) the amount due to Camber pursuant to the terms of the Secured Notes upon repayment thereof (the “Additional Payment”). As an example, if when the merger agreement is terminated, $9,200,000 were due to Camber under the Secured Notes (assuming all interest due thereunder had been paid as of the date due), Viking would owe Camber (i) $9,200,000 multiplied by 1.155 = $10,626,000, minus (ii) $9,200,000, or a total Additional Payment of $1,426,000, in addition to the amount due under the Secured Notes.

Separately, if the merger does not close by the required date approved by the parties thereto (as such may be extended from time to time), Camber is required, at Discover’s option, in its sole and absolute discretion, to immediately repurchase from Discover all then outstanding Camber Series C Preferred Stock shares acquired by Discover pursuant to the June 2020 Purchase Agreement, by paying to Discover 110% of the aggregate Face Value of all such shares (the “Repurchase Requirement”), which amount (630 shares of Series C Preferred Stock), currently totals $6,930,000.

The Acquisition Notes will be forgiven in the event the merger closes.

Camber will retain all, a portion, or none of its 30% interest in Elysium, described in the section entitled in “The Merger Agreement—Camber’s Elysium Interest” above, as a termination/breakup fee (together with the Additional Payment discussed above) if the merger agreement is terminated in the following circumstances:

Reason for Termination	Percentage of Elysium Retained by Camber
Termination of the merger agreement by mutual agreement of the parties because the conditions to closing in the second through sixth bullets set forth under the section entitled “The Merger Agreement—Conditions to Complete the Merger” above (regarding receipt of exchange listing and regulatory approvals or the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, will not be declared effective) have a reasonable likelihood of not being satisfied through no fault of Camber or Viking	20	%*

Termination of the merger agreement due to either (i) Camber’s determination not to proceed with the merger even though Viking has substantially performed its obligations pursuant to the merger agreement (except as discussed below), or (ii) a matter raised in Camber’s merger agreement disclosure schedule which was (A) not disclosed by Camber in its SEC reports, (B) could reasonably result in a material adverse effect on Camber in excess of $500,000, and (c) which Viking objected to within 5 business days of disclosure by Camber to Viking	0	%*

Termination of the merger agreement due to the failure of Camber’s shareholders to approve the terms of the merger	15	%*

Termination of the merger agreement by either party due to any other reason not set forth above through no fault of Camber	25	%*

In the event the Secured Notes are not repaid within 90 days of the date of termination and the Additional Payment (defined above) is not made	30%

*Assumes the payment of Secured Notes within 90 days of the date of termination of the merger agreement and that the Additional Payment is made.

In the event of termination of the merger agreement through no fault of Viking due to the failure of the Camber stockholders to approve the Camber share issuance and charter amendment, Camber is required to issue Viking 300,000 restricted shares of Camber common stock as a termination fee, subject to Viking confirming its status as an ‘accredited investor’ and making certain other customary representations to Camber in order to allow Camber to claim an exemption from registration for such issuance, and subject to NYSE American additional listing approval of such shares.

Expenses and Fees

Except as otherwise expressly provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that all filing and other fees paid to governmental entities in connection with the merger and the other transactions contemplated thereby will be borne equally by Camber and Viking.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the approval of the Camber share issuance by Camber stockholders or the approval of the merger agreement by the Viking stockholders; provided, however, that after the receipt of the approval of the Camber share issuance by the Camber stockholders or the approval of the merger agreement by Viking stockholders, there may not be, without further approval of the stockholders of Camber or Viking, as applicable, any amendment of the merger agreement that requires such further approvals under applicable law. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective boards of directors or a duly authorized committee thereof.

At any time prior to the completion of the merger, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other party pursuant to the merger agreement, and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement; provided, however, that after the receipt of the approval of the Camber share issuance by Camber stockholders or the approval of the merger agreement by the Viking stockholders, there may not be, without further approval of the stockholders of Camber or Viking, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Nevada, without regard to any applicable conflicts of law principles.

Specific Performance

Camber and Viking will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity. Each of Camber and Viking have waived (i) any defense in any action for specific performance that a remedy at law would be adequate, and (ii) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

AGREEMENTS RELATING TO THE MERGER

A requirement to the closing of the merger Camber was required to acquire 25% of Elysium as part of a $5,000,000 investment in Viking’s Rule 506(c) offering, which transaction was completed on February 3, 2020, as discussed below and to acquire an additional 5% of Elysium as part of a $4,200,000 investment in Viking’s Rule 506(c) offering, which transaction was completed on June 25, 2020, as discussed below (collectively, the “Pre-Merger Acquisition”)

As discussed above under “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207, in the event of termination of the merger agreement, Camber is required, under certain circumstances described in the table above, to return a portion of the Elysium interests to Viking.

The Secured Notes, the payment obligations associated therewith, and Camber’s requirement to redeem 630 shares of Camber Series C Preferred Stock at the option of Discover, upon the termination of the merger, are each discussed in greater detail above under “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207 and “Certain Relationships and Related Party Transactions - Discover Transactions – June 2020 Purchase Agreement”, beginning on page 218.

Camber Viking Investment

Camber’s purchase of an aggregate of $9.2 million of 10.5% Secured Promissory Notes from Viking prior to the date of this joint proxy statement/prospectus, is described in greater detail above under “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

There have been no  transactions between Camber and any officer, director, or any stockholder owning greater than five percent (5%) of Camber’s outstanding voting shares, or any member of the above referenced individual’s immediate family, since April 1, 2018, and there is not currently any proposed transaction, in which Camber was or is to be a participant, where the amount involved exceeds $120,000, and in which Camber had or will have a direct or indirect material interest, except as set forth below.

N&B Energy Asset Disposition Agreement

On July 12, 2018, Camber entered into an Asset Purchase Agreement (the “Sale Agreement”), as seller, with N&B Energy, LLC (“N&B Energy”) as purchaser, which entity is affiliated with Richard N. Azar II, Camber’s former Chief Executive Officer and former director, and Donnie B. Seay, Camber’s former director. Pursuant to the Sale Agreement, Camber agreed to sell to N&B Energy a substantial portion of its assets, including all of the assets acquired pursuant to the terms of a December 31, 2015 Asset Purchase Agreement with Segundo Resources, LLC (“Segundo”, which entity is controlled by Mr. Azar) and certain other more recent acquisitions, other than the production payment and overriding royalty interests discussed below (the “Disposed Assets”). In consideration for the Disposed Assets, N&B Energy agreed to pay Camber $100 in cash, to assume all of Camber’s obligations and debt owed under its outstanding loan agreement with International Bank of Commerce (“IBC Bank”), which had a then outstanding principal balance of approximately $36.9 million and Segundo agreed to enter into the Segundo Settlement, described below.

Segundo Settlement

On July 12, 2018, Camber entered into a Compromise Settlement Agreement and Mutual Release with Segundo, which is owned and controlled by Mr. Azar, in partial consideration for N&B Energy agreeing to enter into the Sale Agreement. Pursuant to the Segundo Settlement, Segundo surrendered 1 share of common stock valued at $1,191,875 per share as of the effective date of the closing of the acquisition contemplated by the December 31, 2015 Asset Purchase Agreement (which closing effective date was April 1, 2016) for cancellation (which cancellation occurred in October 2018), and released Camber from any and all claims which Segundo previously alleged were owed under the terms of the December 31, 2015 Asset Purchase Agreement. Camber and Segundo also provided each other full releases in connection with the December 31, 2015 Asset Purchase Agreement and Segundo agreed to indemnify Camber and hold it harmless against any claims made by the other sellers under the December 31, 2015 Asset Purchase Agreement.

First Amendment to Sale Agreement

Also on August 3, 2018, Camber and N&B Energy entered into a First Amendment to Asset Purchase Agreement (the “First Amendment”), which amended the terms of the Sale Agreement to (a) modify, clarify and replace certain of the exhibits to the original Sale Agreement, including the terms of the overriding royalty interests and production payment agreed to be granted to Camber as part of such Sale Agreement; (b) amend the Sale Agreement to remove the requirement that Camber obtain stockholder approval prior to the closing of such Sale Agreement; and (c) include a deadline of August 31, 2018 for N&B Energy’s due diligence under the Sale Agreement.

Additionally, in order to avoid the significant time required to file a proxy statement with the Securities and Exchange Commission, clear comments with the Securities and Exchange Commission, hold a meeting and obtain stockholder approval, and because such stockholder approval was not required pursuant to applicable law or the rules of the NYSE American, Camber’s management determined to not seek stockholder approval, but to instead seek a third-party opinion as to the fairness of the transaction to Camber’s stockholders.

Second Amendment to Sale Agreement

On September 24, 2018, Camber, N&B Energy and CE Operating, LLC, Camber’s wholly-owned subsidiary (“CE Operating”), entered into a Second Amendment to Asset Purchase Agreement (the “Second Amendment”), which amended the terms of the Sale Agreement. Pursuant to the Second Amendment, Camber, N&B Energy and CE Operating agreed (a) to clarify that all of the representations of Camber made in the Sale Agreement relating to portions of the Disposed Assets held in the name of CE Operating shall be deemed made by CE Operating and not Camber and that CE Operating shall be deemed a party to the Sale Agreement, solely in order to make such representations; and (b) to extend the deadline for closing the transactions contemplated by the Sale Agreement to September 26, 2018, or such other date as Camber and N&B shall agree upon in writing.

Assumption Agreement

On September 26, 2018, Camber entered into an Assumption Agreement (the “Assumption Agreement”) with IBC Bank; CE Operating; N&B Energy, which entity is affiliated with Richard N. Azar, II, Camber’s former Chief Executive Officer and former director (“Azar”), and Donnie B. Seay, Camber’s former director (“Seay”); Azar; RAD2 Minerals, Ltd., an entity owned and controlled by Azar (“RAD2”); Seay; and DBS Investments, Ltd., an entity owned and controlled by Seay. Azar, Seay, RAD2, and DBS are collectively referred to as the “Guarantors”.

Pursuant to the Assumption Agreement, N&B Energy agreed to assume all of Camber’s liabilities and obligations owed to IBC Bank under Camber’s prior note, loan agreement and related documents with IBC Bank (the “Loan Documents”), the amount due under and in connection which was secured by (a) an Oil and Gas Mortgage, Security Agreement, Financing Statement and Assignment of Production (Oklahoma) dated August 25, 2016, covering all of Camber’s right, title and interest in and to certain oil, gas and mineral leases and/or minerals, mineral interests and estates located in Lincoln, Payne, and Logan Counties, Oklahoma; (b) an Oil and Gas Mortgage, Security Agreement, Financing Statement and Assignment of Production (Oklahoma) dated August 1, 2018, covering all of Camber’s right, title, and interest in and to certain oil, gas, and mineral leases and/or mineral interests and estates located in Okfuskee County, Oklahoma (collectively, the “Orion Interests”); and (c) the Mortgage, Deed of Trust, Assignment, Security Agreement and Financing Statement dated as of August 25, 2016, covering Camber’s mineral interests located in Glasscock County, Texas (collectively, the “West Texas Properties”).

Additionally, pursuant to the Assumption Agreement, IBC Bank approved the transactions contemplated by the Sale Agreement and the assumption by N&B Energy of all of the amounts and liabilities which Camber owed to IBC Bank (the “IBC Obligations”) and N&B Energy agreed to assume all of the IBC Obligations. Finally, pursuant to the Assumption Agreement, IBC Bank released and forever discharged Camber and CE Operating and each of their current and former officers, directors, and stockholders, from all covenants, agreements, obligations, claims and demands of any kind, whether in law or at equity, which IBC Bank then had, arising out of or related to the amounts which Camber owed to IBC Bank under the Note, Loan Agreement or mortgages and/or under such documents or agreements, and further agreed to release the lien which IBC Bank then held on the West Texas Properties.

N&B Energy Sale Agreement Closing

On September 26, 2018, the transactions contemplated by the Sale Agreement closed and N&B Energy assumed all of the IBC Obligations (pursuant to the Assumption Agreement described above) and paid Camber $100 in cash, and Camber transferred ownership of the Disposed Assets to N&B Energy.

Notwithstanding the sale of the Disposed Assets, Camber retained its assets in Glasscock County and Hutchinson Counties, Texas and also retained a 12.5% production payment (effective until a total of $2.5 million has been received); a 3% overriding royalty interest in its existing Okfuskee County, Oklahoma asset; and retained an overriding royalty interest on certain other undeveloped leasehold interests, pursuant to an Assignment of Production Payment and Assignment of Overriding Royalty Interests.

The effective date of the Sale Agreement was August 1, 2018. The Assets were assigned “as is” with all faults.

As a result of the Assumption Agreement and the Sale Agreement, Camber reduced its liabilities by $37.9 million and its assets by approximately $12.1 million.

Discover Transactions

On October 5, 2017, Camber and Discover Growth entered into a Stock Purchase Agreement, amended on March 2, 2018 (as amended, the “October 2017 Purchase Agreement”) pursuant to which Camber agreed to sell, pursuant to the terms thereof, 1,683 shares of its Series C Preferred Stock for $16 million (a 5% original issue discount to the face value of such shares), subject to certain conditions set forth therein.

During the years ended March 31, 2020 and 2019, Camber sold 525 shares and 1,577 shares, respectively, of Series C Preferred Stock to Discover pursuant to the terms of the February 2020 Purchase Agreement (discussed and defined below) and the October 2018 Purchase Agreement (discussed and defined below) and November 2018 Purchase Agreement (discussed and defined below), for total proceeds of $5 million and $15 million, respectively.

Since March 31, 2020, Camber has sold an additional 630 shares of Series C Preferred to Discover pursuant to the terms of the June 2020 Purchase Agreement, discussed below, for $6 million in proceeds.

During the year ended March 31, 2019, Discover converted 404 shares of the Series C Preferred Stock with a face value of $4.04 million, and a total of 3,794 shares of common stock were issued, which includes additional shares for conversion premiums and true ups in connection with those conversions through March 31, 2019.

During the year ended March 31, 2020, Discover and Discover Growth, which purchased shares of Series C Preferred Stock from us in December 2018 and which subsequently transferred all of its shares of Series C Preferred Stock to Discover, converted 11 shares of the Series C Preferred Stock with a face value of $110,000, and a total of 4,899,442 shares of common stock were issued, which includes additional shares for conversion premiums and true ups in connection with those conversions through March 31, 2020.

The Series C Preferred Stock holder (Discover) did not convert any shares of Series C Preferred Stock into common stock during the period from January 1, 2020 to March 31, 2020. Since July 1, 2020, and through October 14, 2020, (a) Discover converted 181 shares of Series C Preferred Stock into 11,854,819 shares of common stock, of which all but 15,348 shares (which are currently held in abeyance subject to Camber increasing its authorized shares of common stock), have been fully issued to date, and which conversions of 181 shares of Series C Preferred Stock occurred on August 5, 2020 (30 Series C Preferred Stock shares), August 12, 2020 (29 Series C Preferred Stock shares), August 21, 2020 (31 Series C Preferred Stock shares), August 26, 2020 (31 Series C Preferred Stock shares), August 27, 2020 (60 Series C Preferred Stock shares), September 9, 2020 (38 Series C Preferred Stock shares), September 15, 2020 (37 Series C Preferred Stock shares); and September 29, 2020 (2 Series C Preferred Stock shares); and (b) Discover was issued an additional 4,974,192 shares of common stock in connection with the conversion of shares of Series C Preferred into common stock during the quarter ended June 30, 2020, which shares were previously held in abeyance, subject to Discover’s 9.99% ownership limitation set forth in the designation of the Series C Preferred Stock.

As of the date of this joint proxy statement/prospectus, Discover, the holder of the Series C Preferred Stock is still due approximately 118,181,407 shares of common stock upon the conversion of the outstanding Series C Preferred Stock (ignoring the 9.99% beneficial ownership limitation governing the Series C Preferred Stock and including 15,348 shares which are currently held in abeyance subject to Camber increasing its authorized shares of common stock), when including conversion premiums thereon, based on Camber’s calculation of the current conversion price thereof, which number of shares is subject to increase exponentially as the value of Camber’s common stock declines in value.

On April 6, 2016, Camber entered into a Securities Purchase Agreement with Discover, pursuant to which Camber issued a redeemable convertible subordinated debenture, with a face value of $530,000, initially convertible into shares of common stock at a conversion price equal to $101,562.50 per share. The debenture matures in seven years and accrues interest at a rate of 6.0% per annum. Due to the prior decline in the price of Camber’s common stock and that a trigger event occurred on June 30, 2016 as a result of the delay in filing Camber’s Annual Report on Form 10-K for the year ended March 31, 2016, the premium rate on the debenture increased from 6% to 34% and the conversion discount became (a) 85% of the lowest daily volume weighted average price during the measuring period (60 days prior to and 60 days after the last date that Discover receives the last of the shares due), less $78,125 per share of common stock which resulting value is not to exceed (b) 85% of the lowest sales price on the last day of such period less $78,125 per share.

On October 31, 2018, Discover converted the entire $495,000 remaining balance of principal owed under the terms of a convertible debenture, into an aggregate of 642 shares of common stock, including 5 shares of common stock issuable upon conversion of the principal amount thereof (at a conversion price of $101,562.50 per share), and 637 shares in connection with conversion premiums due thereon (at an initial conversion price, as calculated as provided in such debenture, of $1,912.50 per share). A total of 80 of such shares were issued to Discover in connection with the initial conversion and the remaining shares were held in abeyance subject to Discover’s 9.99% ownership limitation, to be issued from time to time, at the request of Discover. Subsequent to the October 31, 2018 conversion date, Discover was due an additional 38,116 shares of common stock in connection with true ups associated with the original issuance, as a result of the conversion price of the conversion premiums falling to $31.25 per share pursuant to the terms of the convertible debenture, all of which shares have been issued to date.

On October 29, 2018 and effective October 26, 2018, Camber and Discover, entered into a Stock Purchase Agreement (as amended from time to time, the “October 2018 Purchase Agreement”).

Under the terms of the October 2018 Purchase Agreement, Discover purchased 369 shares of Series C Preferred Stock on the closing date of the agreement, October 29, 2018, for $3.5 million.

Pursuant to the October 2018 Purchase Agreement, as long as Discover holds any shares of Series C Preferred Stock, Camber agreed that it would not issue or enter into or amend an agreement pursuant to which it may issue any shares of common stock, other than (a) for restricted securities with no registration rights, (b) in connection with a strategic acquisition, (c) in an underwritten public offering, or (d) at a fixed price; or issue or amend any debt or equity securities convertible into, exchangeable or exercisable for, or including the right to receive, shares of common stock (i) at a conversion price, exercise price or exchange rate or other price that is based upon or varies with, the trading prices of or quotations for the shares of common stock at any time after the initial issuance of the security or (ii) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of the security or upon the occurrence of specified or contingent events directly or indirectly related to the business of Camber or the market for the common stock.

Additionally, provided that Camber has not materially breached the terms of the October 2018 Purchase Agreement, Camber may at any time, in its sole and absolute discretion, repurchase from Discover all, but not less than all, of the then outstanding shares of Series C Preferred Stock sold pursuant to the agreement by paying to Discover 110% of the aggregate face value of all such shares.

Camber also agreed to provide Discover a right of first offer to match any offer for financing Camber may receive from any person while the shares of Series C Preferred Stock sold pursuant to the October 2018 Purchase Agreement are outstanding, except for debt financings not convertible into common stock, which are excluded from such right to match.

Finally, Camber agreed that if it issues any security with any term more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to Discover, then it would notify Discover of such additional or more favorable term and such term, at Discover’s option, may become a part of the transaction documents with Discover.

The October 2018 Purchase Agreement includes customary provisions requiring that Camber indemnify Discover against certain losses; representations and warranties and covenants.

November 2018 Purchase Agreement

On November 23, 2018 and effective November 23, 2018, Camber and Discover entered into a Stock Purchase Agreement, which was amended on December 3, 2018 (as amended to date, and from time to time, the “November 2018 Purchase Agreement”).

Under the terms of the November 2018 Purchase Agreement, Discover purchased 263 shares of Series C Preferred Stock, in consideration for $2.5 million on December 4, 2018.

Pursuant to the November 2018 Purchase Agreement, as long as Discover holds any shares of Series C Preferred Stock, Camber agreed that it would not issue or enter into or amend an agreement pursuant to which it may issue any shares of common stock, other than (a) for restricted securities with no registration rights, (b) in connection with a strategic acquisition, (c) in an underwritten public offering, or (d) at a fixed price; or issue or amend any debt or equity securities convertible into, exchangeable or exercisable for, or including the right to receive, shares of common stock (i) at a conversion price, exercise price or exchange rate or other price that is based upon or varies with, the trading prices of or quotations for the shares of common stock at any time after the initial issuance of the security, or (ii) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of the security or upon the occurrence of specified or contingent events directly or indirectly related to the business of Camber or the market for the common stock.

Additionally, provided that Camber has not materially breached the terms of the November 2018 Purchase Agreement, Camber may at any time, in its sole and absolute discretion, repurchase from Discover all, but not less than all, of the then outstanding shares of Series C Preferred Stock sold pursuant to the agreement by paying to Discover 110% of the aggregate face value of all such shares.

Camber also agreed to provide Discover a right of first offer to match any offer for financing it may receive from any person while the shares of Series C Preferred Stock sold pursuant to the November 2018 Purchase Agreement are outstanding, except for debt financings not convertible into common stock, which are excluded from such right to match.

Finally, Camber agreed that if Camber issues any security with any term more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to Discover, then Camber would notify Discover of such additional or more favorable term and such term, at Discover’s option, may become a part of the transaction documents with Discover.

The November 2018 Purchase Agreement includes customary provisions requiring that Camber indemnify Discover against certain losses; representations and warranties and covenants.

February 2020 Stock Purchase Agreement

On and effective February 3, 2020, Camber and Discover entered into a Stock Purchase Agreement (the “February 2020 Purchase Agreement”).

Under the terms of the February 2020 Purchase Agreement, Discover purchased 525 shares of Series C Preferred Stock for $5 million, at a 5% original issue discount to the $10,000 face value of such preferred stock (the “Face Value”).

Pursuant to the February 2020 Purchase Agreement, as long as Discover holds any shares of Series C Preferred Stock, Camber agreed that, except as contemplated in connection with the merger, it would not issue or enter into or amend an agreement pursuant to which Camber may issue any shares of common stock, other than (a) for restricted securities with no registration rights, (b) in connection with a strategic acquisition, (c) in an underwritten public offering, or (d) at a fixed price. Camber also agreed that it would not issue or amend any debt or equity securities convertible into, exchangeable or exercisable for, or including the right to receive, shares of common stock (i) at a conversion price, exercise price or exchange rate or other price that is based upon or varies with, the trading prices of or quotations for the shares of common stock at any time after the initial issuance of the security or (ii) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of the security or upon the occurrence of specified or contingent events directly or indirectly related to the business of Camber or the market for the common stock.

Additionally, provided that Camber has not materially breached the terms of the 2020 February Purchase Agreement, Camber may at any time, in its sole and absolute discretion, repurchase from Discover all, but not less than all, of the then outstanding shares of Series C Preferred Stock sold pursuant to the agreement by paying to Discover 110% of the aggregate face value of all such shares.

Camber also agreed to provide Discover a right of first offer to match any offer for financing Camber receives from any person while the shares of Series C Preferred Stock sold pursuant to the 2020 February Purchase Agreement are outstanding, except for debt financings not convertible into common stock, which are excluded from such right to match.

Finally, Camber agreed that if it issues any security with any term more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to Discover, then Camber would notify Discover of such additional or more favorable term and such term, at Discover’s option, may become a part of the transaction documents with Discover.

Camber also agreed pursuant to the 2020 February Purchase Agreement that if the merger did not close by the required date approved by the parties thereto (as such may be extended from time to time), and if the amount of funds loaned by Camber to Viking in connection with the February Secured Note, plus any applicable interest is returned to Camber by Viking, Camber is required, at Discover’s option in its sole and absolute discretion, to immediately repurchase from Discover all then outstanding Series C Preferred Stock shares acquired by Discover pursuant to the 2020 February Purchase Agreement, by paying to Discover 110% of the aggregate Face Value of all such shares. However, this requirement was terminated pursuant to Camber’s entry into the Amendment to February 2020 Purchase Agreement with Discover discussed below.

Waiver and Amendment Agreement

On February 3, 2020, Camber and Discover entered into a Waivers and Amendments to Stock Purchase Agreements (the “Amendment”), pursuant to which Discover (a) waived any and all Trigger Events (as defined in the certificate of designation of the Series C Preferred Stock (the “Designation”)) that had occurred prior to February 3, 2020, (b) agreed that all calculations provided for in the Designation would be made as if no such Trigger Event had occurred, and (c) waived any right to receive any additional shares of common stock based upon any such Trigger Event, with respect to all shares of Series C Preferred Stock, other than any which have already been converted.

The Investor also (a) waived any and all breaches and defaults that have occurred through February 3, 2020, and (b) waived all rights and remedies with respect to such breaches and defaults.

The Amendment also provided that Camber was required to file a proxy to hold a stockholder meeting to approve an increase in Camber’s authorized common stock to 25 million shares as soon as possible (which meeting was held on, and such stockholders approved the increase in such shares on, April 16, 2020), and use its commercially reasonable best efforts to cause such increase to be declared effective as soon as possible, and in any event within 90 days of February 3, 2020; provided that such increase became effective on April 17, 2020. Discover also agreed that all calculations provided for in the Designation shall be made as if no such Trigger Event had occurred, and to waive any right to receive any additional shares of common stock based upon any such Trigger Event.

Discover agreed, pursuant to the Amendment, that the conversion rate of conversion premiums pursuant to the Designation would remain (a) 95% of the average of the lowest 5 individual daily volume weighted average prices during the applicable Measuring Period (as defined in the Designation), not to exceed 100% of the lowest sales prices on the last day of the Measuring Period, less $0.05 per share of common stock, unless a triggering event has occurred, and that such $0.05 per share discount would not be adjusted in connection with Camber’s previously reported reverse stock splits; and (b) 85% of the average of the lowest individual daily volume weighted average price during the applicable Measuring Period (as defined in the Designation), not to exceed 100% of the lowest sales prices on the last day of the Measuring Period, less $0.10 per share of common stock, if a triggering event has occurred, and that such $0.10 per share discount would not be adjusted in connection with Camber’s previously reported reverse stock splits.

The Amendment also provided that the Measuring Period (as defined in the Designation) would begin on the date of the Agreement, February 3, 2020 for all outstanding shares of Series C Preferred Stock; and that the Designation would be amended to provide that holders of the Series C Preferred Stock will vote with holders of common stock as a single class, on an as converted basis subject to the beneficial ownership limitation set forth in the Designation; provided that the NYSE American has since advised Camber that such amendment would not be possible under the current rules of the NYSE American. Because the beginning date for the Measuring Period for all outstanding shares of Series C Preferred Stock is February 3, 2020, the conversion price of the conversion premiums on such Series C Preferred Stock will never be above approximately $0.3985 per share (as adjusted for the reverse stock split, if approved and implemented)(the current estimated lowest conversion price in the period from February 3, 2020 to the date of this joint proxy statement/prospectus), regardless of the actual trading price of Camber’s common stock.

Camber used the funds received pursuant to the February 2020 Purchase Agreement to purchase the February Secured Note from Viking, as discussed in greater detail under “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207.

June 2020 Purchase Agreement

On and effective June 22, 2020, Camber and Discover entered into a Stock Purchase Agreement (the “June 2020 Purchase Agreement”).

Under the terms of the June 2020 Purchase Agreement, Discover purchased 630 shares of Camber Series C Preferred Stock, for $6 million, at a 5% original issue discount to the $10,000 face value of each such share of preferred stock.

Pursuant to the June 2020 Purchase Agreement, as long as Discover holds any shares of Series C Preferred Stock, Camber agreed that, except as contemplated in connection with the merger, Camber would not issue or enter into or amend an agreement pursuant to which Camber may issue any shares of common stock, other than (a) for restricted securities with no registration rights, (b) in connection with a strategic acquisition, (c) in an underwritten public offering, or (d) at a fixed price; or issue or amend any debt or equity securities convertible into, exchangeable or exercisable for, or including the right to receive, shares of common stock (i) at a conversion price, exercise price or exchange rate or other price that is based upon or varies with, the trading prices of or quotations for the shares of common stock at any time after the initial issuance of the security or (ii) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of the security or upon the occurrence of specified or contingent events directly or indirectly related to the business of Camber or the market for the common stock.

Additionally, provided that Camber has not materially breached the terms of the June 2020 Purchase Agreement, Camber may at any time, in its sole and absolute discretion, repurchase from Discover all, but not less than all, of the then outstanding shares of Series C Preferred Stock sold pursuant to the agreement by paying to Discover 110% of the aggregate Face Value of all such shares.

Camber also agreed to provide Discover a right of first offer to match any offer for financing Camber receives from any person while the shares of Series C Preferred Stock sold pursuant to the June 2020 Purchase Agreement are outstanding, except for debt financings not convertible into common stock, which are excluded from such right to match.

Finally, Camber agreed that if Camber issues any security with any term more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to Discover, then Camber would notify Discover of such additional or more favorable term and such term, at Discover’s option, may become a part of the transaction documents with Discover.

The June 2020 Purchase Agreement includes customary provisions requiring that Camber indemnify Discover against certain losses; representations and warranties and covenants.

Camber also agreed pursuant to the June 2020 Purchase Agreement that if the merger does not close by the required date approved by the parties thereto (as such may be extended from time to time), Camber is required, at Discover’s option in its sole and absolute discretion, to immediately repurchase from Discover all then outstanding Series C Preferred Stock shares acquired by Discover pursuant to the June 2020 Purchase Agreement, by paying to Discover 110% of the aggregate Face Value of all such shares (the “Repurchase Requirement”), which totals $6,930,000.

Separately, as discussed above under “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207, Viking agreed that if the merger agreement is terminated prior to the closing of the merger, Viking will owe Camber, in addition to the required repayment of the Secured Notes (discussed and defined below under “The Merger Agreement—Camber’s Elysium Interest” beginning on page 207, an additional amount equal to (i) 115.5% of the original principal amount of the Secured Notes, minus (ii) the amount due to Camber pursuant to the terms of the Secured Notes upon repayment thereof.

Finally, we agreed to include proposals relating to the approval of the June 2020 Purchase Agreement and the issuance of the shares of common stock upon conversion of the Series C Preferred Stock sold pursuant to the June 2020 Purchase Agreement, as well as an increase in authorized common stock to fulfill Camber’s obligations to issue such shares, at the meeting held to approve the merger or a separate meeting in the event the merger is terminated prior to stockholder approval, and to use commercially reasonable best efforts to obtain such approvals as soon as possible and in any event prior to December 31, 2020. We are seeking stockholder approval for the issuance of shares of common stock upon conversion of the Series C Preferred Stock sold pursuant to the June 2020 Purchase Agreement and related items at the meeting which this joint proxy statement/prospectus relates to.

Camber loaned $4.2 million of the funds provided by the June 2020 Purchase Agreement to Viking in connection with the purchase of the June 2020 Secured Note.

Amendment to February 2020 Stock Purchase Agreement

On June 22, 2020, Camber and Discover entered into an Amendment to Stock Purchase Agreement (the “SPA Amendment”), pursuant to which Discover agreed to terminate the obligation set forth in the February 2020 Purchase Agreement, discussed above, which would have required Camber to redeem the 525 shares of Series C Preferred Stock sold by Camber pursuant to the February 2020 Purchase Agreement, together with a 10% prepayment penalty thereon (totaling an aggregate of $5,775,000), in the event the merger was terminated.

Lineal Transactions

Securities Exchange Agreement and Termination Agreement

In connection with an Agreement and Plan of Merger entered into on July 9, 2019 with Lineal, Camber entered into (a) a Security Exchange Agreement dated July 8, 2019 (the “Exchange Agreement”), by and between Camber and Discover Growth Fund LLC (“Discover”); and (b) a Termination Agreement dated July 8, 2019, by and between Camber and Discover Growth Fund (“Discover Growth”), both of which agreements have since terminated prior to any transactions contemplated thereunder becoming effective as a result of the Redemption Agreement (discussed below).

Redemption Agreement

On December 31, 2019 (the “Effective Date”), Camber entered into, and closed the transactions contemplated by, a Preferred Stock Redemption Agreement (the “Redemption Agreement” and the redemption contemplated thereby, the “Redemption”), by and between Camber, Lineal Star Holdings, LLC, Camber’s wholly-owned subsidiary at the time of the entry into the Redemption Agreement (“Lineal”), Lineal’s wholly-owned subsidiaries, and the holders of Camber’s Series E Redeemable Convertible Preferred Stock (“Series E Preferred Stock”) and Series F Redeemable Preferred Stock (“Series F Preferred Stock”, and the holders of the Series E Preferred Stock and Series F Preferred Stock, the “Preferred Holders”).

Effective on July 9, 2019, Camber had acquired 100% ownership of Lineal from the Preferred Holders, then members of Lineal, in consideration for 1,000,000 shares of Series E Preferred Stock and 16,750 shares of Series F Preferred Stock, pursuant to the terms of an Agreement and Plan of Merger entered into on July 9, 2019 (the “Lineal Merger”).

The certificate of designations providing for the rights and preferences of the Series E Preferred Stock and Series F Preferred Stock allowed for certain rights of the Preferred Holders, including, in certain cases, the redemption, at the option of the Preferred Holders, of all shares of Series E Preferred Stock and Series F Preferred Stock, for 100% of the outstanding interests of Lineal held by Camber.

Pursuant to the Redemption Agreement, the parties thereto mutually agreed to unwind the Lineal Merger and allow for the redemption in full of Lineal by the Preferred Holders. The mutual determination to move forward with such redemption transaction was due partially to the fact that Lineal had, since the date of the Lineal Merger, been unable to complete a further acquisition or combination which would allow the post-Lineal Merger combined company to meet the initial listing standards of the NYSE American. This was a requirement to Camber having to seek stockholder approval for the terms of the Series E Preferred Stock (including the voting rights (i.e., the right, together with the Series F Preferred Stock, to vote 80% of Camber’s voting shares) and conversion rights (i.e., the right to convert into between 67-70% of Camber’s post-stockholder approval capitalization) associated therewith). Consequently, and because no definitive timeline was able to be established for when Camber believed it would meet the NYSE American initial listing standards and consequently, when stockholder approval would be sought or received for the terms of the Series E Preferred Stock and Series F Preferred Stock, the Preferred Holders and Camber determined it was in their mutual best interests to unwind the Lineal Merger by way of the Redemption.

Pursuant to the Redemption Agreement, effective as of December 31, 2019, each holder of Series E Preferred Stock transferred such Series E Preferred Stock to Camber in consideration for their pro rata share (except as discussed below in connection with the Series F Preferred Stock holder, who was also a holder of Series E Preferred Stock) of 100% of the Common Shares of Lineal and the holder of the Series F Preferred Stock transferred such Series F Preferred Stock (and such Series E Preferred Stock shares held by such holder) to Camber in consideration for 100% of the Preferred Shares of Lineal and as a result, ownership of 100% of Lineal was transferred back to the Preferred Holders, the original owners of Lineal prior to the Lineal Merger. Additionally, all of the Series E Preferred Stock and Series F Preferred Stock of Camber was automatically cancelled and deemed redeemed by Camber and the Series F Holder waived and forgave any and all accrued dividends on the Series F Preferred Stock.

The Redemption Agreement also provided for (a) the entry by Lineal and Camber into a new promissory note in the amount of $1,539,719, evidencing the repayment of a promissory note in the original amount of $1,050,000 provided by Lineal to Camber at the time of the closing of the Lineal Merger, together with additional amounts loaned by Camber to Lineal through December 31, 2019 (the “New Note”); (b) the loan by Camber to Lineal of an additional $800,000, which was evidenced by a promissory note in the amount of $800,000, entered into by Lineal in favor of Camber on December 31, 2019 (“Note No. 2”); and (c) the termination of the prior Plan of Merger and Funding and Loan Agreement entered into in connection therewith (pursuant to which all funds previously held in a segregated account for future Lineal acquisitions, less amounts loaned pursuant to Note No. 2, were released back to Camber).

The Redemption Agreement also required Camber to obtain a tail directors and officers liability insurance policy for six years following the effective date of the Redemption, which must be in place prior to December 31, 2020 and provided for (i) mutual general releases by (a) Lineal, its subsidiaries, and each Preferred Holder, subject to certain limited exceptions in the event of a third-party claim and (b) Camber; (ii) non-disparagement and confidentiality obligations of the parties; and (iii) indemnification obligations, each as described in greater detail in the Redemption Agreement.

The New Note, issued by Lineal as borrower, in the amount of $1,539,719, accrues interest, payable quarterly in arrears, beginning on March 31, 2020, at 10% per annum (18% upon the occurrence of an event of default), and continuing until December 31, 2021, when all interest and principal is due. The New Note contains a provision whereby payments of principal and interest owed under the note are suspended and interest does not accrue if Camber fails to pay certain indemnification obligations under the Redemption Agreement, and if such amounts continue unpaid for 30 days, then the amount of principal and interest due under the note is offset by the amount of such unpaid obligations. The New Note contains standard and customary events of default, including cross-defaults with Note No. 2, and if a change of control of Lineal occurs (as described in the New Note) which is not pre-approved by Camber.

Note No. 2, issued by Lineal as borrower, in the amount of $800,000, accrues interest, payable quarterly in arrears, beginning on March 31, 2020, at 8% per annum (18% upon the occurrence of an event of default), and continuing until December 31, 2021, when all interest and principal is due. The New Note contains a provision whereby payments of principal and interest owed under the note are suspended and interest does not accrue if Camber fails to pay certain indemnification obligations under the Redemption Agreement, and if such amounts continue unpaid for 30 days then the amount of principal and interest due under the note is offset by the amount of such unpaid obligations (provided there is only one offset under either of the New Note and Note No. 2, with priority being given to the New Note). The New Note contains standard and customary events of default, including cross-defaults with the New Note, if a change of control of Lineal occurs (as described in the New Note) which is not pre-approved by Camber or if Lineal distributes cash or other assets to its members, other than amounts to cover taxes of the members, as described in greater detail in the New Note.

The result of the Redemption was to effectively unwind the Lineal Merger, effective as of December 31, 2019.

Compensation Agreements

Separation and Release Agreement

Effective on May 25, 2018, Richard N. Azar II resigned as Chief Executive Officer of Camber. Pursuant to a Separation Agreement entered into with Mr. Azar, he released Camber from claims in connection with various employment related statutes and laws and Camber agreed to pay him a severance payment of $150,000 and to grant him warrants to purchase 32 shares of Camber’s common stock at an exercise price of $12,187.50 per share.

Engagement Agreement

Effective upon Mr. Azar’s resignation, the Board of Directors of Camber appointed Mr. Louis G. Schott as Interim Chief Executive Officer of Camber. In connection with Mr. Schott’s appointment as Interim Chief Executive Officer of Camber, Camber entered into an engagement letter with Fides Energy LLC (“Fides”). Pursuant to the letter, Fides agreed to supply Mr. Schott’s services to Camber as Interim Chief Executive Officer and Camber agreed to pay Fides $25,000 per month for the use of Mr. Schott’s services. The agreement can be terminated by either party with 90 days’ notice and terminates automatically upon the death of Mr. Schott. Pursuant to the agreement, Mr. Schott is also eligible to receive bonus compensation at the discretion of the Board of Directors.

Letter Agreement

Effective on December 1, 2017, Camber entered into a letter agreement with BlackBriar Advisors LLC (“BlackBriar”), pursuant to which BlackBriar agreed to provide advisory and accounting services to Camber and to make Mr. Robert Schleizer available to Camber as Camber’s Chief Financial Officer. In consideration for such services, Camber agreed to pay BlackBriar a fee of $40,000 per month, and to reimburse BlackBriar for reasonable customary and necessary expenses including for travel and related costs. BlackBriar is also eligible for bonuses in the discretion of the Compensation Committee of Camber. The letter agreement includes customary indemnification obligations and can be terminated at any time upon written notice of either party.

Amendment to Engagement Agreement and Letter Agreement

On August 31, 2020, Camber entered into first amendments to the letter agreements with Fides and BlackBriar, to provide that (a) Mr. Schott, through Fides, will continue to provide services to Camber for a period of six months following the closing of the merger, on similar terms as set forth in such original letter agreement, except in a non-executive capacity and that Camber will reimburse Mr. Schott for the costs of his and his family’s health insurance through such six month term; and (b) Mr. Schleizer, through BlackBriar, will continue to provide services to Camber for a period of three months following the closing of the merger, on similar terms as set forth in such original letter agreement, except in a non-executive capacity and for total consideration of $30,000 per month (compared to $40,000 per month currently).

Related Party Office Space Use

BlackBriar is also providing Camber’s office space without charge to Camber.

DESCRIPTION OF CAMBER CAPITAL STOCK

Description of Capital Stock

The total number of shares of all classes of stock that Camber has authority to issue is 35,000,000, consisting of 25,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the filing date of this joint proxy statement/prospectus, Camber had (i) 25,000,000 shares of common stock outstanding; and (ii)  5,000 designated shares of Series C Preferred Stock, 2,693 of which were outstanding.

Common Stock

Holders of Camber’s common stock: (i) are entitled to share ratably in all of its assets available for distribution upon liquidation, dissolution or winding up of its affairs; (ii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iii) are entitled to one vote per share on all matters on which stockholders may vote at all stockholder meetings. Each stockholder is entitled to receive the dividends as may be declared by Camber’s directors out of funds legally available for dividends. Camber’s directors are not obligated to declare a dividend. Any future dividends will be subject to the discretion of Camber’s directors and will depend upon, among other things, future earnings, the operating and financial condition of Camber, its capital requirements, general business conditions and other pertinent factors.

The presence of the persons entitled to vote 33% of the outstanding voting shares on a matter before the stockholders shall constitute the quorum necessary for the consideration of the matter at a stockholders meeting.

The vote of the holders of a majority of the votes cast on the matter at a meeting at which a quorum is present shall constitute an act of the stockholders, except for the election of directors, who shall be appointed by a plurality of the shares entitled to vote at a meeting at which a quorum is present. The common stock does not have cumulative voting rights, which means that the holders of a majority of the common stock voting for election of directors can elect 100% of Camber’s directors if they choose to do so.

Preferred Stock

Subject to the terms contained in any designation of a series of preferred stock, the Board of Directors of Camber is expressly authorized, at any time and from time to time, to fix, by resolution or resolutions, the following provisions for shares of any class or classes of preferred stock:

1)	The designation of such class or series, the number of shares to constitute such class or series which may be increased (but not below the number of shares of that class or series then outstanding) by a resolution of the Board of Directors;

2)	Whether the shares of such class or series shall have voting rights, in addition to any voting rights provided by law, and if so, the terms of such voting rights;

3)	The dividends, if any, payable on such class or series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any share of stock of any other class or any other shares of the same class;

4)	Whether the shares of such class or series shall be subject to redemption by Camber, and, if so, the times, prices and other conditions of such redemption or a formula to determine the times, prices and such other conditions;

5)	The amount or amounts payable upon shares of such series upon, and the rights of the holders of such class or series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of Camber;

6)	Whether the shares of such class or series shall be subject to the operation of a retirement or sinking fund, and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such class or series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

7)	Whether the shares of such class or series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of the same class or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchanges;

8)	The limitations and restrictions, if any, to be effective while any shares of such class or series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by Camber of the common stock or shares of stock of any other class or any other series of the same class;

9)	The conditions or restrictions, if any, upon the creation of indebtedness of Camber or upon the issuance of any additional stock, including additional shares of such class or series or of any other series of the same class or of any other class;

10)	The ranking (be it pari passu, junior or senior) of each class or series vis-à-vis any other class or series of any class of preferred stock as to the payment of dividends, the distribution of assets and all other matters;

11)	Facts or events to be ascertained outside the articles of incorporation of Camber, or the resolution establishing the class or series of stock, upon which any rate, condition or time for payment of distributions on any class or series of stock is dependent and the manner by which the fact or event operates upon the rate, condition or time of payment; and

12)	Any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof, insofar as they are not inconsistent with the provisions of Camber’s articles of incorporation, as amended, to the full extent permitted by the laws of the State of Nevada.

The powers, preferences and relative, participating, optional and other special rights of each class or series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Camber previously designated (a) 2,000 shares of preferred stock as Series A Convertible Preferred Stock (November 2011); (b) 600,000 shares of preferred stock as Series B Redeemable Convertible Preferred Stock (August 2016); (c) 50,000 shares of preferred stock as Series D Convertible Preferred Stock (July 2019); (d) 1,000,000 shares of preferred stock as Series E Redeemable Convertible Preferred Stock (July 2019); and (e) 16,750 shares of preferred stock as Series F Redeemable Preferred Stock (July 2019). Effective on May 15, 2020, due to the fact that no shares of Series A Convertible Preferred Stock, Series B Redeemable Convertible Preferred Stock, Series D Convertible Preferred Stock, Series E Redeemable Convertible Preferred Stock or Series F Redeemable Preferred Stock were outstanding, Camber filed a Certificate of Withdrawal of Certificate of Designations relating to such series of preferred stock with the Secretary of State of Nevada and terminated the designation of its Series A Convertible Preferred Stock, Series B Redeemable Convertible Preferred Stock, Series D Convertible Preferred Stock, Series E Redeemable Convertible Preferred Stock or Series F Redeemable Preferred Stock effective as of the same date. As a result, the only preferred stock which is currently designated by Camber is Camber’s Series C Redeemable Convertible Preferred Stock, discussed below.

Series A Convertible Preferred Stock

The 28,092 designated shares of Series A Preferred Stock of Camber, which were designated with the Secretary of State of Nevada on August 31, 2020, have substantially similar rights as the Series C Preferred Stock of Viking (as amended), as adjusted for the exchange ratio. Specifically, each outstanding share of Series A Preferred Stock will vote an aggregate of (a) 4,900 voting shares, multiplied by (b) the exchange ratio of the merger, on all stockholder matters, voting together with the Camber common stock as a single class (which voting rights will equal the same voting rights that would have applied had the Series C Preferred Stock of Viking been fully converted into Viking common stock immediately prior to the effective time)(described herein as the “voting shares”); will receive, upon the occurrence of a liquidation of Camber, the same amount of consideration that would have been due if such shares of Series A Preferred Stock had been converted into common stock of Camber immediately prior to such liquidation; and provide rights for such shares of Series A Preferred Stock to convert, at the option of the holder thereof, into a number of shares of Camber common stock equal to (a) 4,900 shares, multiplied by (b) the exchange ratio of the merger (which will equal the number of shares of Camber common stock which would have been issuable to the holders of the Series C Preferred Stock of Viking in the merger, had such Series C Preferred Stock been converted into common stock of Viking immediately prior to the effective time)(described herein as the “conversion shares”). Such Series A Preferred Stock does not have any redemption rights and shares equally in any dividends authorized by the Board of Directors for distribution to common stockholders, on an as-converted basis. James A. Doris, the Chief Executive Officer and director of Viking currently holds all 28,092 outstanding shares of Series C Preferred Stock of Viking, and if the merger was to close as of the date of this joint proxy statement/prospectus, would receive 28,092 shares of Series A Preferred Stock of Camber in the merger. The designation of the Camber Series A Preferred Stock also provides that such number of voting shares and conversion shares as calculated as discussed above, shall be updated by Camber following the merger, without any required approval of the holders of such Series C Preferred Stock, to include the actual numerical value of such voting shares and conversion shares, upon closing of the merger.

Series C Redeemable Convertible Preferred Stock

Holders of the Series C Preferred Stock are entitled to cumulative dividends in the amount of 24.95% per annum (adjustable up to 34.95% if a trigger event, as described in the designation of the Series C Preferred Stock occurs), payable upon redemption, conversion, or maturity, and when, as and if declared by Camber’s Board of Directors in its discretion, provided that upon any redemption, conversion, or maturity, seven years of dividends are due and payable on such redeemed, converted or matured stock. The Series C Preferred Stock ranks senior to the common stock. The Series C Preferred Stock has no right to vote on any matters, questions or proceedings of Camber including, without limitation, the election of directors except: (a) during a period where a dividend (or part of a dividend) is in arrears; (b) on a proposal to reduce Camber’s share capital; (c) on a resolution to approve the terms of a buy-back agreement; (d) on a proposal to wind up Camber; (e) on a proposal for the disposal of all or substantially all of Camber’s property, business and undertakings; and (f) during the winding-up of Camber.

The Series C Preferred Stock may be converted into shares of common stock (“Conversion Shares”) at any time at the option of the holder, or at Camber’s option if certain equity conditions (as defined in the certificate of designation for the Series C Preferred Stock), are met. Upon conversion, Camber will pay the holders of the Series C Preferred Stock being converted an amount, in cash or stock at its sole discretion, equal to the dividends that such shares would have otherwise earned if they had been held through the maturity date (i.e., seven years), and issue to the holders such number of shares of Common stock equal to $10,000 per share of Series C Preferred Stock (the “Face Value”) multiplied by the number of such shares of Series C Preferred Stock divided by the applicable Conversion Price of $165.50 per share.

The conversion premium under the Series C Preferred Stock is payable and the dividend rate under the Series C Preferred Stock is adjustable. Specifically, the conversion rate of such premiums and dividends equals 95% of the average of the lowest 5 individual daily volume weighted average prices during the Measuring Period, not to exceed 100% of the lowest sales prices on the last day of the Measuring Period, less $0.05 per share of common stock, unless a trigger event has occurred, in which case the conversion rate equals 85% of the lowest daily volume weighted average price during the Measuring Period, less $0.10 per share of common stock not to exceed 85% of the lowest sales prices on the last day of such the Measuring Period, less $0.10 per share. Notwithstanding the above, in no event will the value of the common stock pursuant to the foregoing be below the par value per share of the common stock ($0.001). The “Measuring Period” is the period beginning, if no trigger event has occurred, 30 trading days, and if a trigger event has occurred, 60 trading days, before the applicable notice has been provided regarding the exercise or conversion of the applicable security (provided that the parties have contractually agreed that the Measuring Period for all outstanding shares of Series C Preferred Stock begins on February 3, 2020 for all conversions), and ending, if no trigger event has occurred, 30 trading days, and if a trigger event has occurred, 60 trading days, after the applicable number of shares stated in the initial exercise/conversion notice have actually been received into Discover’s designated brokerage account in electronic form and fully cleared for trading. Trigger events are described in the designation of the Series C Preferred Stock, but include items which would typically be events of default under a debt security, including filing of reports late with the SEC.

The Series C Preferred Stock has a maturity date that is seven years after the date of issuance and, if the Series C Preferred Stock has not been wholly converted into shares of common stock prior to such date, Camber may redeem the Series C Preferred Stock on such date by repaying to the investor in cash 100% of the Face Value plus an amount equal to any accrued but unpaid dividends thereon. 100% of the Face Value, plus an amount equal to any accrued but unpaid dividends thereon, automatically becomes payable in the event of a liquidation, dissolution or winding up by Camber.

Camber may not issue any other preferred stock (other than the Series B Preferred Stock) that is pari passu or senior to the Series C Preferred Stock with respect to any rights for a period of one year after the earlier of such date (i) a registration statement is effective and available for the resale of all shares of common stock issuable upon conversion of the Series C Preferred Stock, or (ii) Rule 144 under the Securities Act is available for the immediate unrestricted resale of all shares of common stock issuable upon conversion of the Series C Preferred Stock.

The Series C Preferred Stock is subject to a beneficial ownership limitation, which prevents any holder of the Series C Preferred Stock from converting such Series C Preferred Stock into common stock, if upon such conversion, the holder would beneficially own greater than 9.99% of Camber’s outstanding common stock.

Anti-Takeover Provisions Under The Nevada Revised Statutes

Business Combinations

Sections 78.411 to 78.444 of the Nevada revised statues (the “NRS”) prohibit a Nevada corporation from engaging in a “combination” with an “interested stockholder” for three years following the date that such person becomes an interested stockholder and place certain restrictions on such combinations even after the expiration of the three-year period. With certain exceptions, an interested stockholder is a person or group that owns 10% or more of the corporation’s outstanding voting power (including stock with respect to which the person has voting rights and any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding or upon the exercise of conversion or exchange rights) or is an affiliate or associate of the corporation and was the owner of 10% or more of such voting stock at any time within the previous three years.

A Nevada corporation may elect not to be governed by Sections 78.411 to 78.444 by a provision in its articles of incorporation. Camber does not have such a provision in its Articles of Incorporation, as amended, therefore, these sections do apply to Camber.

Control Shares

Nevada law also seeks to impede “unfriendly” corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other stockholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person.

A Nevada corporation may elect to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS. Camber has a provision in its bylaws pursuant to which Camber has elected to opt out of Sections 78.378 to 78.3793; therefore, these sections do not apply to Camber.

Removal of Directors

Section 78.335 of the NRS provides that 2/3rds of the voting power of the issued and outstanding shares of Camber are required to remove a Director from office. As such, it may be more difficult for stockholders to remove Directors due to the fact the NRS requires greater than majority approval of the stockholders for such removal.

Listing

Camber’s shares of common stock are currently quoted on the NYSE American under the symbol “CEI.”

Transfer Agent and Registrar

The transfer agent and registrar for Camber’s common stock is Cleartrust, LLC, 16540 Pointe Village Drive, Suite 205, Lutz, Florida 33558, and the phone number is (813) 235-4490.

MANAGEMENT FOLLOWING THE MERGER

Officers and Directors

Pursuant to the terms of the merger agreement, following the completion of the merger, the board of directors of the combined company after the merger will have five (5) members, four (4) of which are to be designated by Viking, and one (1) of which will be designated by Camber prior to completion of the merger. Furthermore, concurrent with the closing of the merger, two of the directors currently on Camber’s Board have agreed to resign from the Camber Board.

The following table lists the names and ages as of October 14, 2020, and positions of the individuals who are expected to serve as executive officers and directors of Camber following completion of the merger:

Name	Age	Position
James A. Doris	47	Chief Executive Officer, President and Director
Lawrence B. Fisher	81	Director
David Herskovits	69	Director
Robert Green	58	Director
Fred S. Zeidman	73	Director
Frank W. Barker, Jr.	64	Chief Financial Officer
Mark Finckle	57	Executive Vice President

It was also a requirement of the merger that Louis G. Schott, Camber’s Interim Chief Executive Officer and Robert Schleizer, Camber’s Chief Financial Officer, enter into agreements as to their role with, and compensation from, Camber following the merger, which are discussed in greater detail above under “The Merger – Interests of Camber’s Directors and Executive Officers in the Merger – Continued Employment”, beginning on page 187. It is not anticipated that Mr. Schott or Mr. Schleizer will remain as executive officers of Camber following the effective date.

The principal occupation and business experience during the last five years for each of the individuals who are expected to serve as executive officers and directors of Camber following completion of the merger are as follows. Such information is based upon information received by us from such persons.

James A. Doris – President, Chief Executive Officer and Director - Mr. Doris has been an officer and director of Viking since 2014 and has been an integral part of transitioning Viking to an appropriate platform to facilitate growth. He has over 25 years of experience negotiating national and international business transactions. Formerly a lawyer in Canada, Mr. Doris represented domestic and foreign clients regarding their investment activities in Canada for over 16 years. Prior to starting his own law firm, Mr. Doris served as Executive Vice President and In-House Counsel for a real estate investment and development company as well as working at one of Canada’s leading law firms. Mr. Doris graduated cum laude from the University of Ottawa.

Lawrence B. Fisher – Director - Mr. Fisher practiced securities law in New York City for over 50 years. He was Partner in the law firm Orrick, Herrington & Sutcliffe for 11 years until retirement in 2002. While at the firm, Mr. Fisher was Partner-In-Charge of the New York office and a member of the firm’s Executive Committee. Prior to Orrick, Mr. Fisher was a partner in the New York law firm Kelley, Drye & Warren for 10 years, including 3 years as a member of the firm's Executive Committee, and prior to his time at Kelley, Drye & Warren, Mr. Fisher was associate and then partner in the law firm Parker, Chapin and Flattau for an aggregate of 22 years, 5 as an associate and the remainder as a partner. There, too, Mr. Fisher was a member of the firm's Executive Committee. Mr. Fisher graduated from Columbia College in 1960 and Columbia Law School in 1963 and was a Research Fellow at the London School of Economics from 1963-1965. Mr. Fisher was a member of the Board of Directors of National Bank of New York City in excess of 30 years until retirement in 2000, and he was a member of the Board of Directors of Financial Federal Corporation until its sale 7 years ago.

David Herskovits - Director - Mr. Herskovits is a retired audit partner of Deloitte & Touche LLP. Mr. Herskovits joined Deloitte in 1974, was admitted to the partnership in 1985, and retired in 2013. During his career, Mr. Herskovits was responsible for major audit engagements for public and private companies. He also served in several technical and quality assurance roles at the firm. Mr. Herskovits received an MBA from Harvard University and a B.S. from Cornell University.

Robert Green – Director - Mr. Green has served on the board of directors of seven publicly-traded companies and was elected chairman of the board of two New York Stock Exchange (NYSE) companies and three other publicly listed companies. He guided these companies and others in capital markets strategies involving initial public offerings (IPOs) and private investments with a combined value of more than $5 billion and more than 50 merger, acquisition and divestiture transactions, some of which surpassed $1 billion. Companies under Mr. Green’s leadership were recognized as “Risk Manager of the Year” by Energy Power and Risk Magazine, “Utility of the Year” by Electric Light and Power Magazine, and “Employer of the Year” by the Human Resource Management Association (HRMA). Mr. Green worked at Husch Blackwell from 1987 to 1989 before going to Utilicorp United Inc., later known as Aquila Inc. He returned to the firm in 2003 as a Partner, and has remained there since. As a former Fortune 100 chief executive officer in the energy, telecommunication and utility industries, Mr. Green has extensive experience in capital markets, mergers and acquisitions, and regulatory and legislative strategies. Mr. Green received his J.D. from Vanderbilt University Law School and a B.S.E. from Princeton University.

Fred S. Zeidman – Director – Mr. Zeidman has served as a member of the Board of Directors of Camber since January 2018, and will remain on the Board of Directors of Camber following the effective time of the merger. In December 2014, Mr. Zeidman was appointed as Chairman of Gordian Group LLC, a U.S. investment bank specializing in board level advice in complex, distressed or “story” financial matters. Mr. Zeidman currently serves as Director of External Affairs of MCNA Dental, lead Director of Straight Path Communications, Inc., Director REMA and Director Prosperity Bank in Houston. He was formerly Restructuring Officer of TransMeridian Exploration Inc. and Chief Bankruptcy Trustee of AremisSoft Corp. Mr. Zeidman, Chairman Emeritus of the United States Holocaust Memorial Council, was appointed by President George W. Bush in March 2002 and served in that position from 2002-2010. A prominent Houston based business and civic leader, Mr. Zeidman also is Chairman Emeritus of the University of Texas Health Science System Houston and Director and Chief Financial Officer of the Texas Heart Institute. He is on the board of the Development Corp of Israel (Israel Bonds) and served on the Board of the National World War II Museum. Over the course of his distinguished 50-year career, Mr. Zeidman has been involved in numerous high-profile workouts, restructurings and reorganizations. He was the former CEO, President and Chairman of Seitel, Inc., a Houston-based onshore seismic data provider where he was instrumental in the successful turnaround of the Company. He held the post of Chairman of the Board and CEO of Unibar Corporation, the largest domestic independent drilling fluids company, until its sale to Anchor Drilling Fluids in 1992. Mr. Zeidman holds a Bachelor’s degree from Washington University in St. Louis and a Master’s in Business Administration from New York University.

Frank W. Barker, Jr. – Chief Financial Officer - Mr. Barker is a Certified Public Accountant licensed to practice in the State of Florida. Mr. Barker has been providing professional services to Viking since the beginning of 2015. On December 29, 2017, Mr. Barker accepted the position as Chief Financial Officer of Viking. Mr. Barker has vast experience providing strategic, financial, accounting and tax-related services in various capacities to both Public and Private entities, including Compliance Reporting with the Securities and Exchange Commission, the planning, preparation and oversight of annual audit functions, presentation of financial data to Public Company Boards, turn-around management, bankruptcy and asset recovery, Strategic planning for survival of troubled companies, financial forecasting and cash flow management, litigation support and forensic analysis, mergers and acquisitions and reverse mergers. Mr. Barker has served as Chief Financial Officer of several Public Companies with Revenues in excess of $40 million. Mr. Barker’s Industry experience include the fields of Defense Contracting, Manufacturing, Alternative Energy, Electrical Contracting, Healthcare Research and Construction, Oil and Gas, Health Care Services and Administration, Not for Profit, Retail, Distribution, Gaming, Real Estate, Professional Services, Internet Technologies, Media Communications, Web Based Technologies, Banking, Investments, Insurance, Private Equity, Municipal and County Governments and Treasure Exploration. Mr. Barker received a B.A. in Accounting and Finance from the University of South Florida, Tampa, Florida in 1978.

Mark Finckle – Executive Vice President - Mr. Finckle has over 30 years of experience as an accounting and financial professional. Prior to joining Viking in 2019, Mr. Finckle spent approximately 25 years as an investment banker, holding positions of increasing responsibility at Wall Street firms, including Bear Stearns, PaineWebber and Thomas Weisel Partners. Before embarking on his banking career, Mr. Finckle served as a Director of Financial Planning and Capital Budgeting at Ameritech, a large national telecommunications provider. Mr. Finckle began his career as a Certified Public Accountant, employed by the international accounting firm of Coopers & Lybrand. He holds a B.S in Finance from the University of Iowa and received his MBA from Northwestern University.

Material Legal Proceedings involving Affiliates of Camber’s Management

To Camber’s knowledge, none of the individuals to be appointed as Camber’ directors or officers were involved in any of the following during the past 10 years: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being a named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, (5) being the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (i) any Federal or State securities or commodities law or regulation; (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or (6) being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Related Party Transactions of Camber’s Management

None of the individuals listed above who are expected to become the officers and directors of Camber following the merger have engaged in any transactions with Camber, or in any transactions in which any of the foregoing individuals had or will have a direct or indirect material interest.

Camber Director Independence, Committees and Nomination Process

The below table shows the anticipated initial committees of the Board of Directors of the combined company following the closing of the merger:

Name	Audit	Nomination and Governance	Compensation
James A. Doris – N
Lawrence B. Fisher – I	M	M	C
David Herskovits – I	C		M
Robert Green – I		M
Fred S. Zeidman – I	M	C	M

I = Independent

N = Non-Independent

C = Chairperson

I - Member

Among the five proposed candidates for appointment to Camber Board following the closing of the Merger, the Camber Board believes four candidates (Messrs. Fisher, Green, Herskovits and Zeidman) would be independent as defined in Section 803(A) of the NYSE American Company Guide and one (Mr. Doris) would not be deemed independent under the same criteria.

Camber intends to designate Mr. Herskovits to serve as the audit committee financial expert for the Camber Board, effective from and after the date of the closing of the merger, and to appoint Messrs. Fisher and Green to serve as the remaining members of the audit committee.

Compensation Paid to Members of Camber’s Board of Directors

The individuals who are to be appointed as executive officers of Camber post-merger have received no compensation from Camber prior to the date of this joint proxy statement/prospectus.

Proposed Remuneration For Board and Committees Following the Closing of the Merger

It is anticipated that independent Camber Board members will be compensated $53,333 each, per year, payable quarterly, following the closing of the Merger.

Audit Committee

The Audit Committee’s function is to provide assistance to the Camber Board (the “Board”) in fulfilling the Board’s oversight functions relating to the integrity of Camber’s financial statements, Camber’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of Camber’s independent auditors, and perform such other activities consistent with its charter and Camber’s Bylaws as the Committee or the Board deems appropriate. The Audit Committee produces an annual report for inclusion in Camber’s proxy statement. The Audit Committee is directly responsible for the appointment, retention, compensation, oversight and evaluation of the work of the independent registered public accounting firm (including resolution of disagreements between Camber’s management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The Audit Committee shall review and pre-approve all audit services, and non-audit services that exceed a de minimis standard, to be provided to us by Camber’s independent registered public accounting firm. The Audit Committee carries out all functions required by the NYSE American, the SEC and the federal securities laws.

The Audit Committee has the sole authority, at its discretion and at Camber’s expense, to retain, compensate, evaluate and terminate Camber’s independent auditors and to review, as it deems appropriate, the scope of Camber’s annual audits, Camber’s accounting policies and reporting practices, Camber’s system of internal controls, Camber’s compliance with policies regarding business conduct and other matters. In addition, the Audit Committee has the authority, at its discretion and at Camber’s expense, to retain special legal, accounting or other advisors to advise the Audit Committee.

The Audit Committee’s charter is available on Camber’s website at www.camber.energy at “Governance” “Policies” and was filed as Exhibit 14.3 to Camber’s Annual Report on Form 10-K/A for the year ended March 31, 2009, filed with the Commission on July 29, 2009.

Compensation Committee

The Compensation Committee is responsible for the administration of Camber’s stock compensation plans, approval, review and evaluation of the compensation arrangements for Camber’s executive officers and directors and oversees and advises the Board on the adoption of policies that govern Camber’s compensation and benefit programs. In addition, the Compensation Committee has the authority, at its discretion and at Camber’s expense, to retain advisors to advise the Compensation Committee. The Compensation Committee may delegate its authority to subcommittees of independent directors, as it deems appropriate.

The Compensation Committee’s charter is available on Camber’s website at www.camber.energy at “Governance” - “Policies” and was filed as Exhibit 14.5 to Camber’s Annual Report on Form 10-K/A for the year ended March 31, 2009, filed with the Commission on July 29, 2009.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for (1) assisting the Board by identifying individuals qualified to become Board members; (2) recommending individuals to the Board for nomination as members of the Board and its committees; (3) leading the Board in its annual review of the Board’s performance; (4) monitoring the attendance, preparation and participation of individual directors and to conduct a performance evaluation of each director prior to the time he or she is considered for re-nomination to the Board; (5) reviewing and recommending to the Board responses to shareowner proposals; (6) monitoring and evaluating corporate governance issues and trends; (7) providing oversight of the corporate governance affairs of the Board and Camber, including consideration of the risk oversight responsibilities of the full Board and its committees; (8) assisting the Board in organizing itself to discharge its duties and responsibilities properly and effectively; and (9) assisting the Board in ensuring proper attention and effective response to stockholder concerns regarding corporate governance. We have not paid any third party a fee to assist in the process of identifying and evaluating candidates for director.

The Nominating and Governance Committee uses a variety of methods for identifying and evaluating director nominees. The Nominating and Governance Committee also regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or other circumstances. In addition, the Nominating and Governance Committee considers, from time to time, various potential candidates for directorships. Candidates may come to the attention of the Nominating and Governance Committee through current Board members, professional search firms, stockholders or other persons. These candidates may be evaluated at regular or special meetings of the Nominating and Governance Committee and may be considered at any point during the year.

The Nominating and Governance Committee evaluates director nominees at regular or special Committee meetings pursuant to the criteria described above and reviews qualified director nominees with the Board. The Committee selects nominees that best suit the Board’s current needs and recommends one or more of such individuals for election to the Board.

The Nominating and Governance Committee will consider candidates recommended by stockholders, provided the names of such persons, accompanied by relevant biographical information, are properly submitted in writing to the Secretary of Camber. The Secretary will send properly submitted stockholder recommendations to the Committee. Individuals recommended by stockholders in accordance with these procedures will receive the same consideration received by individuals identified to the Committee through other means. The Committee also may, in its discretion, consider candidates otherwise recommended by stockholders without accompanying biographical information, if submitted in writing to the Secretary.

In addition, Camber’s Bylaws permit stockholders to nominate directors at an annual meeting of stockholders or at a special meeting at which directors are to be elected in accordance with the notice of meeting pursuant to the requirements of Camber’s Bylaws and applicable NYSE American and SEC rules and regulations.

The Nominating and Governance Committee’s charter is available on Camber’s website at www.camber.energy at “Governance” - “Policies” and was filed as Exhibit 99.2 to Camber’s Annual Report on Form 10-K for the year ended March 31, 2013, filed with the Commission on June 28, 2013.

Director Nominations Process. As described above, the Nominating and Governance Committee will consider qualified director candidates recommended in good faith by stockholders of Camber, provided those nominees meet the requirements of NYSE American and applicable federal securities law. The Nominating and Governance Committee’s evaluation of candidates recommended by stockholders does not differ materially from its evaluation of candidates recommended from other sources. Any stockholder wishing to recommend a nominee should submit the candidate’s name, credentials, contact information and his or her written consent to be considered as a candidate. These recommendations should be submitted in writing to Camber’s principal business address, attention Secretary. The proposing stockholder should also include his or her contact information and a statement of his or her share ownership. The Committee may request further information about stockholder recommended nominees in order to comply with any applicable laws, rules, Camber’s Bylaws or regulations or to the extent such information is required to be provided by such stockholder pursuant to any applicable laws, rules or regulations.

Camber Executive Officer Compensation

The following table sets forth information concerning the compensation of Camber’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the most highly compensated executive officer other than the CEO and CFO who was serving as an executive officer of Camber at the end of March 31, 2020 and 2019 (Camber did not have any executive officers other than its CEO and CFO as of March 31, 2020), and up to two additional individuals for whom disclosure would have been required had they been serving as an executive officer at the end of the last completed fiscal year (collectively, the “Named Executive Officers”).

Name and Principal Position	Fiscal Year	Consulting Fees/Salary		Bonus	Stock Awards	All Other Compensation*		Total
Louis G. Schott	2020	$300,000	(4)	$—	$—	$34,453	(5)	$334,453
Interim Chief Executive Officer (1)	2019	$300,000	(4)	$25,000	$—	$33,120	(5)	$358,120

Robert Schleizer	2020	$200,000	(6)	$—	$—	$53,333	(6)	$253,333
Chief Financial Officer (2)	2019	$200,000	(6)	$—	$—	$26,666	(6)	$226,666

Richard N. Azar II	2019	$90,000	(7)	$—	$—	$214,000		$304,000
Former Chief Executive Officer (3)

* Does not include perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is more than $10,000.

No executive officer earned any non-equity incentive plan compensation or nonqualified deferred compensation during the periods reported above. The value of the Stock Awards in the table above was calculated based on the fair value of such securities calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(1)            Mr. Schott has served as the Interim Chief Executive Officer of Camber since May 25, 2018.

(2)            Mr. Schleizer has served as Chief Financial Officer (beginning as Interim Chief Financial Officer) since June 2, 2017, as a member of the Board of Directors of Camber since October 6, 2017, and as Treasurer of Camber since January 9, 2018.

(3)            From June 2, 2017 to May 25, 2018, Mr. Richard N. Azar II served as the Interim Chief Executive Officer (through January 9, 2018) and then Chief Executive Officer of Camber. On December 28, 2017, the Board approved compensation of $10,000 per month to Mr. Azar for services which he rendered over the last seven months of calendar 2017, and compensation of $35,000 per month beginning in January 2018, for future services as CEO, which services as CEO were terminated in May 2018. Effective on June 21, 2018, Mr. Azar resigned as a member of the Board of Directors.

(4)            Mr. Schott works on a consulting basis through Fides Energy LLC.

(5)            Represents amounts paid to Mr. Schott in connection with reimbursement for health insurance premiums.

(6)            Mr. Schleizer is the Managing Partner of BlackBriar Advisors LLC (“BlackBriar”). In addition to financial management, BlackBriar provides accounting, treasury, administrative and financial reporting services to Camber. Total fees paid by Camber to BlackBriar during the years ended March 31, 2020 and 2019 were $485,000 and $713,000, respectively, of which Mr. Schleizer attributed $200,000 to his services as Chief Financial Officer for each of 2020 and 2019. Mr. Schleizer also received director’s fees from Camber for the years ended March 31, 2020 and March 31, 2019 of $53,333 and $26,666, respectively.

(7)            Includes $90,000 paid to McClowd Dynamics, Ltd. (an entity which Mr. Azar owns and controls) in fiscal 2019.

Outstanding Equity Awards at Fiscal Year-End

None of Camber’s Named Executive Officers had any stock options or stock awards outstanding as of March 31, 2020.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

On July 27, 2018, Camber engaged Marcum LLP (“Marcum”) as its independent registered public accountants. This engagement occurred in connection with Camber’s prior independent public accountants, GBH CPAs, PC (“GBH”) resigning, effective as of the same date, July 27, 2018, as a result of combining its practice with Marcum. The engagement of Marcum was approved by the Audit Committee of Camber’s Board of Directors.

Pursuant to applicable rules, Camber makes the following additional disclosures:

(a)                 GBH’s reports on the consolidated financial statements of Camber as at and for the fiscal years ended March 31, 2018 and 2017 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports contained explanatory paragraphs in respect to uncertainty as to Camber’s ability to continue as a going concern.

(b)                 During the fiscal years ended March 31, 2018 and 2017 and through July 27, 2018, there were no disagreements with GBH on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to GBH’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years. During the fiscal years ended March 31, 2018 and 2017 and through July 27, 2018, there were no events of the type described in Item 304(a)(1)(v) of Regulation S-K.

(c)                 During the fiscal years ended March 31, 2018 and 2017 and through July 27, 2018, Camber did not consult with Marcum with respect to any matter whatsoever including without limitation with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on Camber’s financial statements; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or an event of the type described in Item 304(a)(1)(v) of Regulation S-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Pursuant to Item 305(e) of Regulation S-K (§ 229.305(e)), Camber is not required to provide the information required by this Item as it is a “smaller reporting company,” as defined by Rule 229.10(f)(1).

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Viking common stock. This discussion is limited to U.S. holders and does not address any tax consequences arising under U.S. federal non-income tax or the laws of any state, local or foreign jurisdiction. This discussion is based upon the Code, the regulations of the U.S. Treasury Department and judicial authorities and published positions of the Internal Revenue Service all as currently in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

This discussion does not address any tax consequences of the mergers under U.S. federal tax laws other than those pertaining to U.S. federal income tax, nor does it address any considerations under any state, local or foreign tax laws or under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion also does not address any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Viking common stock, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. Such partnerships and partners in such partnerships should consult their tax advisors about the tax consequences of the merger to them.

All holders are urged to consult with their tax advisors as to the specific tax consequences of the mergers to them in light of their particular situations, including the applicability and effect of any U.S. federal, state, local, foreign or other tax laws.

For purposes of this discussion, we use the term “U.S. holder” to mean:

•	An individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source. This discussion assumes that you hold your shares of Viking common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity or an investor in the foregoing;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	a Viking stockholder subject to the alternative minimum tax provisions of the Code or the Medicare surtax on net investment income;

•	a Viking stockholder who received Viking common stock through the exercise of employee stock options or through a tax-qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the U.S. dollar;

•	a person who holds Viking shares as “qualified small business stock” pursuant to Section 1202 of the Code;

•	a person subject to special tax accounting rules as a result of any item of gross income with respect to Viking common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code;

•	a holder of options granted under any Viking benefit plan; or

•	a Viking stockholder who holds Viking common stock as part of a hedge, straddle or a constructive sale or conversion transaction.

Viking stockholders that are not U.S. holders may have different U.S. federal income tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment of the merger to them under U.S. and non-U.S. laws.

The following discussion does not address the tax consequences of any transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, the tax consequences to holders of options, warrants or similar rights to purchase Viking shares.

The discussion under “Material U.S. Federal Income Tax Consequences of the Merger” constitutes the opinion of Brunson Chandler & Jones, PLLC, counsel to Viking, as to the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Viking common stock, subject to the limitations, exceptions, beliefs, assumptions and qualifications described therein.

Tax Consequences of the Merger Generally

Camber and Viking have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming the merger qualifies as a reorganization, the material U.S. federal income tax consequences of the merger are as follows:

•	you will not recognize gain or loss when you exchange your Viking common stock solely for Camber common stock;

•	your aggregate tax basis in the Camber common stock that you receive in the merger will equal your aggregate tax basis in the Viking common stock you surrender; and

•	your holding period for the Camber common stock that you receive in the merger (including any additional share of Camber common stock you received in lieu of a fractional share issuable pursuant to the terms of the merger) will include your holding period for the shares of Viking common stock that you surrender in the exchange.

If you acquired different blocks of Viking common stock at different times and at different prices, your tax basis and holding period in your Camber common stock may be determined with reference to each block of Viking common stock.

You will generally be required to retain certain records pertaining to the merger. Each U.S. holder who owned, immediately before the merger, at least five percent (by vote or value) of the total outstanding stock of Viking or Viking securities with a basis of $1,000,000 or more is required to attach a statement to their U.S. federal income tax return for the year in which the merger is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the names and employer identification numbers of Camber and Viking, the date of the merger, the holder’s tax basis in, and the fair market value of, such holder’s Viking shares surrendered in the merger.

Closing Condition Tax Opinion

It is a condition to the closing of the merger that Viking receive an opinion from its legal counsel or an accounting firm to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Viking’s counsel, Brunson Chandler & Jones, PLLC, will be rendering the tax opinion, and the opinion will be based on representation letters provided by Camber and Viking to be delivered at the closing of the merger, and on certain customary factual assumptions.

This tax opinion will not be binding on the Internal Revenue Service. Camber and Viking have not and do not intend to seek a formal tax legal opinion or any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.

Information Reporting and Backup Withholding

If you are a non-corporate Viking stockholder you may be subject to information reporting and backup withholding. You will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on IRS Form W-9 (or a suitable substitute or successor form) included in the letter of transmittal to be delivered to you following the completion of the merger and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

This summary of certain material U.S. federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisors with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and related notes present the historical financial information of Camber giving effect to the proposed merger. The unaudited pro forma condensed combined financial information set forth below has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed on the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had occurred on June 30, 2020. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and the six months ended June 30, 2020, each give effect to the proposed merger as if it had occurred on January 1, 2019 (the first day of Viking’s fiscal year 2019).

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statements of earnings, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on, and should be read in conjunction with, the historical consolidated financial statements and accompanying notes of Camber and Viking for the applicable periods, which are included herein under “Index to the Financial Statements” beginning on page 268. Such Financial Statements of both Camber and Viking contain disclosures as to each company’s ability to continue as a going concern. There is no assurance that the combined entity will be able to continue as a going concern in the future.

Pursuant to the terms of the merger agreement, Viking will be merged with and into Merger Sub, pursuant to a reverse triangular merger structure; with Viking surviving the merger as a wholly-owned subsidiary of Camber. Following the proposed merger, Camber will adopt the business plan and operations of Viking Energy Group, Inc. The merger is accounted for as a reverse acquisition in accordance with the Financial Accounting Standards Board (ASC 805, Business Combinations). Management evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in the merger and concluded, based on consideration of the pertinent facts and circumstances, that Viking will be treated as the acquiror of Camber for financial accounting purposes. Accordingly, the merger has been accounted for as a continuation of the financial statements of Viking, together with an exchange of shares, along with a re-capitalization of the equity of Camber. The combined company will retain Viking’s calendar year-end for financial reporting purposes.

The purchase price will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the merger closing date, and any excess value of the consideration transferred over the net assets will be recognized as goodwill. Camber and Viking have made a preliminary allocation of the purchase price to the assets acquired and liabilities assumed as of the merger closing date based on management’s preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed using information currently available. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger, nor the costs that may be incurred to achieve such benefits.

CAMBER ENERGY, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2020

	Viking Energy Group, Inc.	Camber Energy, Inc.	Pro Forma Adjustments		Pro Forma
ASSETS
Current Assets
Cash	$1,921,408	$1,705,374	$—		$3,626,782
Restricted cash	2,569,003	—	—		2,569,003
Accounts receivable	4,667,407	279,904	—		4,947,311
Prepaid and other current assets	53,378	247,973	—		301,351
Total current assets	9,211,196	2,233,251	—		11,444,447

Oil and Gas properties	145,865,366	108,322	596,399	(1)	146,570,087

Fixed Assets, net	450,352				450,352
Equity Method Investment - Elysium Energy, LLC		—	3,496,077	(1)	—
			(3,496,077	)(2)
Note receivable		11,413,533	(9,200,000	)(2)	2,339,719
			126,186	(1)
Derivative asset	8,428,610				8,428,610
Goodwill			19,578,183	(1)	19,578,183
Other assets	121,196	155,053			276,249

TOTAL ASSETS	$164,076,720	$13,910,159	$11,100,768		$189,087,647

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,595,600	$1,439,641	$—		$3,035,241
Accrued expenses and other current liabilities	4,082,845	192,613	600,000	(6)	4,875,458
Undistributed revenues and royalties	2,992,029	—	—		2,992,029
Asset retirement obligation - current	—	52,402	—		52,402
Amount due to director	590,555	—	—		590,555
Current income taxes payable		3,000	—		3,000
Current portion of long-term debt	63,059,086	—	(9,200,000	)(2)	53,859,086

Total current liabilities	72,320,115	1,687,656	(8,600,000)		65,407,771

Long-term debt - net of current portion	69,609,772	—	—		69,609,772
Operating lease liability	276,034	—	—		276,034
Asset retirement obligation	5,294,243	19,348	—		5,313,591

Total Liabilities	147,500,164	1,707,004	(8,600,000)		140,607,168

Commitments and liabilities	—	—	—		—

Temporary Equity - Preferred stock - Series C - Camber		6,000,000	(6,000,000	)(5)	—

Stockholders’ Equity
Preferred stock - Series C - Camber	—	2	1	(1)	3
Preferred stock - Series C - Viking	28		(28	)(4)	—
Preferred stock - Series A - Camber			28	(4)	28
Common stock	160,072	13,161	(173,233	)(3)	73,212
			25,000	(4)
			48,212	(4)

Additional paid-in-capital	44,123,010	148,299,710	(151,838,566	)(3)	76,559,151
	—	—	35,974,997	(1)
Stock Dividends Distributable		17,559,682	(17,559,682	)(1)	—
Noncontrolling interest	(154,639)	—	154,639	(2)	—
			3,496,077	(1)
			(3,496,077	)(2)
Accumulated deficit	(27,551,915)	(159,669,400)	(159,669,400	)(3)	(28,151,915)
			600,000	(6)

Total stockholders’ equity	16,576,556	6,203,155	25,700,768		48,480,479

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$164,076,720	$13,910,159	$11,100,768		$189,087,647

BUSINESS NOTES AND ELIMINATIONS

(1)	To record the pro forma acquisition date fair value of consideration and the purchase price allocation of the net assets acquired based on their respective fair values as follows:

Consideration Paid:
Common Stock	$16,000,000
Series C Preferred Stock	20,000,000
Total Consideration Paid	$36,000,000

Net Assets Acquired and Liabilities Assumed:
Cash	$1,705,374
Accounts receivable	279,904
Prepaid and other current assets	247,973
Oil and Gas Properties - Subject to Amortization	704,721

30% Interest in Elysium Energy LLC	3,496,077

Lineal Notes Receivable	2,339,719
Viking Notes Receivable	9,200,000
Total Notes Receivable	11,539,719

Other Assets	155,053
Goodwill	19,578,183
Total Net Assets Acquired	37,707,004

Accounts payable	(1,439,641)

Accrued expenses and other current liabilities	(192,613)
Asset retirement obligation - current	(71,750)
Current income taxes payable	(3,000)
Total Net Liabilities Assumed	(1,707,004)
Total Net Assets Acquired and Liabilities Assumed	$36,000,000

The allocation of the preliminary purchase price to the net assets and liabilities acquired from the merger is based on the current fair values of the assets and liabilities of Camber as of September 30, 2020. The fair value of the consideration paid is based on the value of Viking shares issued to Camber’s common shareholders and Viking’s assumption of Camber’s Series C Preferred Stock shares. The value of the Viking shares and Camber’s Series C Preferred Stock shares was based on an analysis of the market value of Camber’s and Viking’s common stock as determined by the market price on September 30, 2020 of $0.640 and $0.108 per common share, respectively. The fair value of the Series C Preferred Stock was determined using an Option Pricing Model (based on the Black-Scholes model), using the following inputs: (1) a $0.640 per share market value of common stock based on the closing price of the common stock of Camber as of September 30, 2020, (2) a dividend yield of 0% as the Company has never declared dividends on its common stock, (3) an expected term of 1.0 year based on the expected period that the stock-awards are expected to be outstanding, (4) a risk-free interest rate of 0.12% based on the U.S. Treasury yield curve in effect as of September 30, 2020, (5) an expected volatility of 100% based on the expected volatility from the average historical stock volatilities of multiple unrelated public companies within Camber’s industry that Camber considers comparable to its business over a period equivalent to the expected term), and (6) the redemption price of the Company’s Series C Preferred Stock, which is 110% of the face value ($10,000 per share) of the Series C Preferred Stock shares and the shares of Series C Preferred Stock outstanding as of September 30, 2020 of 2,693.  Under the terms of the Stock Purchase Agreements with the holder of the Series C Preferred Stock, any Common Stock Dividends Distributable pertaining to the preferred stock not yet converted are eliminated upon redemption.

Based on Camber’s common stock closing price as of September 30, 2020 ($0.640) and 25 million common shares outstanding as of September 30, 2020, the Option Pricing Model analysis described previously implies a value of $16.0 million for Camber’s common stock and a value of $20.0 million for Camber’s Series C Preferred Stock shares.  Overall, this implies a total equity purchase consideration of approximately $36 million.

In considering the fair value of Camber’s Series C Preferred Stock shares, we considered all provisions of the preferred shares, including those related to dividends, voting rights, conversion rights, maturity, subsequent issuance restrictions, beneficial ownership limitations and company repurchase rights. We also considered the terms of the February 3, 2020 waiver and Amendment Agreement between Camber and the holder of the Series C Preferred Stock shares. Based on our review of such provisions and (1) the applicability of the repurchase rights, (2) the nature of negotiations with the Series C preferred shareholder concerning the proposed Camber-Viking transaction, and (3) the resulting overwhelming likelihood that the majority of the Series C Preferred Stock shares would be monetized through Camber’s redemption provision rather than alternative means (e.g., receipt of liquidation preference under a liquidity event, continued conversion into common shares given the limit on authorized common shares, and receipt of dividends given the lack of dividends paid by Camber), we concluded that the appropriate exercise price to be utilized in the Option Pricing Model was the amount that the holder of the Series C Preferred Shares would receive upon redemption.

Based on Viking’s closing price as of September 30, 2020 ($0.108) and 472,750,907 fully diluted Viking shares anticipated to be outstanding at the transaction date, and an anticipated issuance of 118,187,727 shares of Camber common stock to Camber's Series C Preferred Stock holder, shareholders, the Option Pricing Model analysis described previously implies a value of $52.3 million for the pro forma common equity value and $25.7 million for Camber’s Series C Preferred Stock shares.  Based on the shares issuable to Camber’s common shareholders, this implies a total equity purchase consideration of approximately $38 million. This difference relative to the purchase price calculated based on Camber’s price reflects an increase in the value attributable to Camber’s Series C Preferred Stock shares (given the expanded asset base on which the Series C Preferred Stock shares have a preferred claim), partially offset by a decrease in value attributable to Camber’s common equity holders.

The merger has not closed and the related fair values of the consideration paid, net assets and liabilities acquired, and the implied goodwill have not yet been finalized; therefore, there may be significant changes to these tentative fair values between the filing of this joint proxy statement/prospectus and the completion of the merger. As a result, any impairment of the implied goodwill related to the proposed merger is not determinable at this time (though there do appear to be current indicators of potential impairment primarily related to Camber's ability to continue to operate as a going concern). Camber will test the acquired goodwill, upon completion of the merger for impairment if impairment indicators exist at that time.

(2)	Elimination of intercompany balances resulting from merger as follows:

Notes receivable issued to Viking	$(9,200,000)
Notes payable to Camber	9,200,000
Camber equity method investment in Elysium	(3,496,077)
Viking non-controlling interest in Elysium	3,496,077

Camber loaned Viking a total of $9.2 million and received a 30% interest in Elysium as consideration for the loans. Upon completion of the merger, the related notes receivable/payable and investment/non-controlling interest in Elysium will be eliminated when the companies are combined.

(3)	To adjust all equity accounts for the effects of the merger transaction. Camber and Viking have determined that the transaction meets the definition of a reverse merger under the applicable rules. As a result, Viking is considered the accounting acquirer in the merger, which results in Camber’s equity being eliminated upon consolidation and Viking’s equity being recapitalized when the companies are combined.

(4)	Represents the par value of 25 million common shares retained by the original Camber common shareholders, representing their 20% interest in the post-merger consolidated entity based on the terms of the amended merger agreement. The Viking shareholders will hold 48.2 million common shares and 28,092 shares of Camber Series A convertible preferred stock (convertible into 29.1 million common shares), representing their 80% ownership of the post-merger consolidated entity based on the terms of the amended merger agreements, as shown below:

Common Shares
Camber outstanding as of June 30, 2020	13,160,529
Camber Series C Preferred Stock shares converted to shares converted into common shares from July 1 through September 30, 2020
Camber common shares issued for compensation from July 1 through September 30, 2020	75,000
Camber common shares issued from conversions of Series C Preferred Shares from July 1 through September 30, 2020	11,764,471
Shares outstanding as of September 30, 2020 and at date of merger	25,000,000
Camber common stock shares issuable to holders of warrants upon exercise	36
Camber common stock issuable to holders of Series C Preferred Stock upon conversion	118,181,407
Estimated Fully Diluted Common Shares at Merger	143,181,443

The Viking shareholders will hold 48.2 million common shares and 28,092 shares of Camber Series A convertible preferred stock (convertible into 29.1 million common shares), representing their 80% ownership of the post-merger consolidated entity based on the terms of the amended merger agreements in proportion to the holders of the Camber common stockholders. The calculation of the Proforma Ownership and conversion of Viking shares to Camber shares post-merger are shown below:

Estimated Viking Shares at date of merger	Series C Preferred Shares		Common Shares
Outstanding as of June 30, 2020	28,092		160,072,118
Shares issued from July 1 though September 30, 20-20	—		65,170,941
Shares outstanding as of September 30, 2020	28,092		225,243,059
Estimated shares to be issued prior to Merger	—		2,681,785
Estimated shares to be outstanding at date of Merger	28,092	[A]	227,924,844
Shares issuable to holders of warrants upon exercise			51,945,186
Shares issuable to holders of convertible debt upon conversion			55,230,077
Common shares issuable for each share of Series C
Preferred Stock	4,900	[B]
Common shares issuable for Series C Preferred Stock	137,650,800	[A]*[B]	137,650,800

Estimated Fully Diluted Common Shares at Merger			472,750,907

* This is calculated by multiplying the 28,092 preferred shares by 4,900, which represents the number of common shares issuable upon conversion of each share of preferred stock.

Based on Viking owning 80% of the Company post-merger, the shares to be issued and reserved for the Viking shareholders are calculated as follows:

	Estimated Camber Common Shares issued/ reserved at Merger [C]
Shares to be issued to holders of Viking common shares	48,212,460
Shares issuable to holders of warrants upon exercise	10,987,855
Shares issuable to holders of convertible debt upon conversion	11,682,701
Common shares issuable for Series C Preferred Stock	29,116,983
Total Camber shares to be issued and/reserved for Viking	100,000,000

[C] Represents shares of Camber to be issued or reserved for Viking shareholders calculated as follows:
Estimated Camber Common Shares to be retained by holders of Cambers common stock at the merger date representing 20% of post merger common shares	25,000,000	20%
Estimated Camber Common Shares to be issued/reserved for 80% of Camber	100,000,000	80%
Total Estimated post merger Common Shares issued and reserved at date of merger	125,000,000
Fractional Share of Camber to be issued/reserved for each fully diluted share of Viking Common Stock (100,000,000/472,750,907)	0.211528

(5)	To adjust temporary equity is converted to permanent equity upon completion of the merger. The $6,000,000 of temporary equity was related to 630 shares of Camber’s Series C Preferred Stock that was treated as temporary equity in the financial statements due to the contingent repayment requirement in the event the merger did not occur. The pro forma balance sheet above anticipates the completion of the merger, resulting in a reclassification of this amount from temporary to permanent equity.

(6)	Represents compensation payable to Camber's officers and directors upon completion of the merger. See also “The Merger—Interests of Camber’s Directors and Executive Officers in the Merger” beginning on page 187.

CAMBER ENERGY, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2020

	Viking Energy Group, Inc. (5)	Camber Energy, Inc. (6)	Pro Forma Adjustments			Pro Forma
Revenue
Oil and Gas Sales	$21,337,815	$122,588	$			$21,460,403

Total Revenue	21,337,815	122,588				21,460,403

Operating Expenses
Lease Operating Costs	8,155,992	163,952				8,319,944
Severance and Property taxes	—	5,103				5,103
General and Administrative	2,201,837	2,177,685				4,379,522
Stock Based Compensation	451,382	—				451,382
Accretion	241,278	—				241,278
Depreciation, Depletion and Amortization	6,098,410	7,500				6,105,910

Total Operating Expenses	17,148,899	2,354,240				19,503,139

Income from Operations	4,188,916	(2,231,652)				1,957,264

Other Income (Expense)
Interest expense	(11,493,115)	—		(134,666	)(1)(2)	(11,627,781)
Equity in earnings of unconsolidated entity		(126,186)		126,186	(3)	—
Amortization of debt discount	(2,777,604)	—		—		(2,777,604)
Change in fair value of derivatives	13,587,431	—		—		13,587,431
Loss on financing settlements	(931,894)	—		—		(931,894)
Interest and other income	2,475	305,147		(218,918	)(2)	88,704

Total other income (expense)	(1,612,707)	178,961		(227,398)		(1,661,144)

Net income (loss) before income taxes	2,576,209	(2,052,691)		(227,398)		296,120
Income tax benefit (expense)	—	—				—

Net Income (loss)	2,576,209	(2,052,691)		(227,398)		296,120
Net income attributable to noncontrolling interest	154,639			(154,639	)(3)	—

Net Income (loss)	$2,730,848	$(2,052,691)		$(382,037)		$296,120

Proforma Net Income Per Common Share
Basic and Diluted	$0.02	$(0.27)		$0.01		$0.00
Proforma Weighted Average Number of Common Shares Outstanding
Basic and Diluted	129,521,255	7,527,903		(63,836,69	7)(4)	73,212,461

BUSINESS NOTES AND ELIMINATIONS

(1)	To record interest expense for the month of January 2020, as if the acquisition of Elysium occurred on January 1, 2019.
(2)	To eliminate intercompany interest expense and income in the amount of $218,918.
(3)	Upon completion of the merger, the minority interest is eliminated. The eliminations include the eliminations of $126,186 and $154,639 of equity method / minority interest in Elysium as a result of Camber 30% ownership that were included in the as report 6-month amounts for Camber and Viking. Due to the common ownership, these amounts would be eliminated upon consolidation upon completion of the merger.

(4)	Represents the 25,000,000 common shares retained by the original Camber common shareholders, representing their 20% interest in the post-merger consolidated entity and 48,468,973 common shares to be issued to the Viking common shareholders, at the time of the merger based on the terms of the amended merger agreement.

(5)	Viking Energy Group, Inc. results of operations from Form 10-Q – June 30, 2020.
(6)	Camber Energy, Inc. – results of operations for the six months ended June 30, 2020 have been calculated as follows:

	Form 10-K	Form 10-Q	Calculated	Form 10-Q	Calculated
	Twelve Months	Nine Months	Three Months	Three Months	Six Months
	Ended	Ended	Ended	Ended	Ended
	March 31, 2020	December 31, 2019	March 31, 2020(A)	June 30, 2020	June 30, 2020(B)
	[A] −	[B] =	[C] +	[D] =	[E]
Revenue
Oil and Gas Sales	$397,118	$308,219	$88,899	$33,689	$122,588

Total Revenue	397,118	308,219	88,899	33,689	122,588

Operating Expenses
Lease Operating Costs	479,656	384,995	94,661	69,291	163,952
Severance and Property taxes	14,440	10,686	3,754	1,349	5,103
General and Administrative	4,909,871	3,418,849	1,491,022	686,663	2,177,685
Depreciation, Depletion and Amortization	20,420	15,215	5,205	2,295	7,500

Total Operating Expenses	5,424,387	3,829,745	1,594,642	759,598	2,354,240

Operating Loss	(5,027,269)	(3,521,526)	(1,505,743)	(725,909)	(2,231,652)

Other Income (Expense)
Interest expense	(14,771)	(14,771)	—	—	—
Equity in earnings of unconsolidated entity	957,169	—	957,169	(1,083,355)	(126,186)
Interest and other income	228,572	138,057	90,515	214,632	305,147

Total other income (expense)	1,170,970	123,286	1,047,684	(868,723)	178,961

Net loss before income taxes	(3,856,299)	(3,398,240)	(458,059)	(1,594,632)	(2,052,691)
Income tax benefit (expense)	—	—	—	—	—

Net Loss	$(3,856,299)	$(3,398,240)	$(458,059)	$(1,594,632)	$(2,052,691)

(A)	Calculated as column [A] minus column [B].
(B)	Calculated as column [C] plus column [D].

CAMBER ENERGY, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Twelve Months Ended December 31, 2019

	Viking Energy	Camber	Pro Forma
	Group, Inc. (5)	Energy, Inc. (1)	Adjustments		Pro Forma
Revenue
Oil and Gas Sales	$34,592,850	$418,222	$22,334,846	(2)	$57,345,918

Total Revenue	34,592,850	418,222	22,334,846		57,345,918

Operating Expenses
Lease Operating Costs	12,203,777	655,550	9,798,319	(2)	22,657,646
Severance and Property taxes	—	10,487			10,487
General and Administrative	5,233,027	5,058,799	600,000	(3)	10,891,826
Stock Based Compensation	951,533				951,533
Accretion	391,482	—			391,482
Depreciation, Depletion and Amortization	10,936,446	29,033	3,523,351	(2)	14,488,830
Total Operating Expenses	29,716,265	5,753,869	13,921,670		49,391,804

Income from Operations	4,876,585	(5,335,647)	8,413,176		7,954,114

Other Income (Expense)
Interest expense	(12,988,695)	(16,092)	(4,589,073	)(2)	(17,593,860)
Equity in earnings of unconsolidated entity	—	—			—
Amortization of debt discount	(7,975,244)				(7,975,244)
Change in fair value of derivatives	(3,308,880)				(3,308,880)
Interest and other income	5,384	469,467			474,851

Total other income (expense)	(24,267,435)	453,375	(4,589,073)		(28,403,133)

Net income (loss – before income taxes	(19,390,850)	(4,882,272)	3,824,103		(20,449,019)
Income tax benefit (expense)	—	(3,000)			(3,000)

Net income (loss)	$(19,390,850)	$(4,885,272)	$3,824,103		$(20,452,019)

Proforma Net Loss Per Common Share
Basic and Diluted	$(0.20)	$(4.23)	$(0.16)		$(0.28)

Proforma Weighted Average Number of Common Shares Outstanding
Basic and Diluted	96,379,785	1,155,285	(24,322,609	)(3)	73,212,461

BUSINESS NOTES AND ELIMINATIONS

(1)	Camber Energy, Inc. results of operations for the twelve months ended December 31, 2019 have been calculated as follows:

	Form 10-Q Nine Months Ended December 31, 2019 [A]	Form 10-K Twelve Months Ended March 31, 2019 [B]	Form 10-Q Nine Months Ended December 31, 2018 [C]	Twelve Months Ended December 31, 2019(A) [D]
Revenue
Oil and Gas Sales	$308,219	$2,742,102	$2,632,099	$418,222

Total Revenue	308,219	2,742,102	2,632,099	418,222

Operating Expenses
Lease Operating Costs	384,995	2,870,908	2,600,353	655,550
Severance and Property taxes	10,686	132,993	133,192	10,487
General and Administrative	3,418,849	5,152,766	3,512,816	5,058,799
Impairment of Oil and Gas Properties	—	1,304,785	1,304,785	—
(Gain) Loss on Sale of Property and Equipment		(25,808,246)	(25,808,246)	—
Depreciation, Depletion and Amortization	15,215	478,770	464,952	29,033

Total Operating Expenses	3,829,745	(15,868,024)	(17,792,148)	5,753,869

Income from Operations	(3,521,526)	18,610,126	20,424,247	(5,335,647)

Other Income (Expense)
Interest expense	(14,771)	(2,438,097)	(2,436,776)	(16,092)
Interest and other income	138,057	474,124	142,714	469,467

Total other income (expense)	123,286	(1,963,973)	(2,294,062)	453,375

Net income (loss) before income taxes	(3,398,240)	16,646,153	18,130,185	(4,882,272)
Income tax benefit (expense)	—	(3,000)		(3,000)

Net Income (loss)	$(3,398,240)	$16,643,153	$18,130,185	$(4,885,272)

(A)	Calculated as Column [A] plus Column [B] minus Column [C].

(2)	To include calendar year 2019 Revenue and Direct Expenses for the oil and gas properties acquired by Viking in February 2020, as well as an estimate of depletion and the interest cost associated with the acquisition as if the properties were acquired as of January 1, 2019.

(3)	Represents compensation payable to Camber's officers and directors upon completion of the merger. See also “The Merger—Interests of Camber’s Directors and Executive Officers in the Merger” beginning on page 187.

(4)	Represents the 25,000,000 common shares retained by the original Camber common shareholders, representing their 20% interest in the post-merger consolidated entity and 48,212,461 common shares to be issued to the Viking common shareholders at the time of the merger based on the terms of the amended merger agreement.

(5)	Viking Energy Group, Inc. results of operations from Form 10-K - December 31, 2019.

PRO FORMA OIL, NATURAL GAS AND NGL RESERVE INFORMATION

The following tables present the estimated pro forma combined net proved developed and undeveloped oil, natural gas and NGL reserves as of March 31, 2020. The pro forma reserve information set forth below gives effect to the merger as if the merger had been completed on March 31, 2020. The following summary pro forma reserve information has been prepared for illustrative purposes only and is not intended to be a projection of future results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 36. The summary pro forma reserve information should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 236 and the related notes included in this joint proxy statement/prospectus. Reserve information for Viking is as of December 31, 2019, and reserve information for Camber is as of March 31, 2020. Pro Forma Measure of Discounted Future Net Cash Flows and summary of proved reserves.

	Form 10-K Twelve Months Ended December 31, 2019	Form 8-K/A (Amendment No. 1)(1)	Form 10-K Twelve Months Ended March 31, 2020
	Viking Energy Group, Inc.	Assets Acquired February 2020	Camber Energy Inc.	Total
Discounted Future Net Cash Flows

Future cash inflows	$541,243,657	$290,355,200	$4,069,441	$835,668,298
Future production costs and taxes	(156,167,716)	(91,186,800)	(1,832,098)	(249,186,614)
Future development costs and abandonments	(42,539,780)	(13,003,700)	—	(55,543,480)
Future income tax expense	(38,772,674)		(469,846)	(39,242,520)

Future net cash flows	303,763,487	186,164,700	1,767,497	491,695,684
10% annual discount for estimated timing of cash flows	(135,523,587)	(81,279,900)	(803,608)	(217,607,095)

Standardized measure of discounted future net cash flows	$168,239,900	$104,884,800	$963,889	$274,088,589

Changes in Standardized Measure of Discounted Future Net Cash Flows

Standardized Measure at beginning of period	$244,557,095	$112,153,412	$2,078,481	$358,788,988
Changes resulting from:
Net changes in prices and production costs	(49,623,771)	1,235,144	(408,944)	(48,797,571)
Net changes in future development costs	502,197		(324,481)	177,716
Acquisition of reserves	25,556,000	2,027,576		27,583,576
Sale of reserves	(12,106,298)			(12,106,298)
Sale of oil and natural gas	(22,389,073)	(10,531,332)	96,978	(32,823,427)
Revisions of previous quantity estimates	(67,757,693)		(145,373)	(67,903,066)
Previously estimated development costs incurred	3,636,007			3,636,007
Net change in income taxes	24,288,680		304,877	24,593,557
Accretion of discount	28,884,619		122,014	29,006,633
Other	(7,307,863)		(759,663)	(8,067,526)

Standardized measure of discounted future net cash flows	$168,239,900	$104,884,800	$963,889	$274,088,589

Estimated Quantities of Proved Reserves (BOE)

Proved Developed Producing	7,672,566	7,177,630	133,442	14,983,638
Proved Developed Non-Producing	1,980,157	2,931,710		4,911,867
Total Proved Developed	9,652,723	10,109,340	133,442	19,895,505
Proved Undeveloped	4,172,167	—	—	4,172,167
Total Proved Reserves (BOE)	13,824,890	10,109,340	133,442	24,067,672

	Estimated as of March 31, 2020(2)
	Camber Historical	Viking Historical	Camber Pro Forma Combined
Proved Developed Reserves:
Oil (MBbls)	54,850	4,494	59,344
Natural Gas (Mcf)	207,823	18,887	226,710
Natural Gas Liquids (MBbls)	43,955	—	43,955
Proved Undeveloped Reserves:
Oil (MBbls)	—	959	959
Natural Gas (Mcf)	—	6,126	6,126
Natural Gas Liquids (MBbls)	—	—	—

	Year Ended March 31, 2020
	Camber Historical	Viking Historical	Camber Pro Forma Combined
Production:
Oil (MBbls)	5,399	561,489	566,888
Natural Gas (Mcf)	18,892	3,166,623	3,185,515
Natural Gas Liquids (MBbls)	190,503	—	190,503

(1)	As reported in Viking Energy Group, Inc.'s Form 8-K/A (Amendment No. 1), filed with the SEC on April 20, 2020.
(2)	Reserve information for Viking is as of December 31, 2019, updated to include information on the assets acquired by Viking in February 2020 (as of December 31, 2019), and reserve information for Camber is as of March 31, 2020, however, it takes into account the July 2020 divestiture of its Panhandle properties. The Viking December 31, 2019 reserve information has not been adjusted in connection with any production which may have occurred during the three months ended March 31, 2020, or since, and the Camber March 31, 2020 reserve information has not been adjusted in connection with any production which may have occurred since March 31, 2020.

COMPARISON OF STOCKHOLDERS’ RIGHTS

In the merger, holders of Viking common stock will receive shares of Camber common stock in exchange for their shares of Viking common stock and holders of Series C Preferred Stock of Viking will receive shares of Series A Preferred Stock of Camber. Camber and Viking are both organized under the law of the State of Nevada. The following is a summary of the material differences between (1) the current rights of holders of Viking common stock and Viking Series C Preferred Stock under the NRS and the Viking governing documents, and (2) the current rights of holders of Camber common stock and Camber Series A Preferred Stock under the NRS and the Camber governing documents.

Camber and Viking believe that this summary describes the material differences between the rights of holders of Camber common stock and Series A Preferred Stock as of the date of this joint proxy statement/prospectus and the rights of holders of Viking common stock and Series C Preferred Stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of Camber’s and Viking’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information” beginning on page 266.

	Camber	Viking
Authorized Capital Stock:

Camber’s authorized capital stock consists of (i) 25,000,000 shares of common stock, par value $0.001 per share; and (ii) 10,000,000 shares of preferred stock, par value of $0.001 per share. If the Camber charter amendment proposal is approved by Camber stockholders at the Camber special meeting, effective upon the completion of the merger, Camber’s authorized capital stock will consist of (i) 250,000,000 shares of common stock, par value $0.001 per share; and (ii) 10,000,000 shares of preferred stock, par value of $0.001 per share.

If the Camber reverse split proposal is approved by the Camber stockholders and the board of directors of Camber affects the Camber reverse stock split, the outstanding shares of Camber prior to the merger will be reduced in a ratio (to be approved by the Camber board of directors) in a ratio of between one-for-five and one-for-twenty-five, with fractional shares being rounded up to the nearest whole share.

As of the record date for the Camber special meeting, there were 25,000,000 shares of Camber common stock outstanding, 2,693 shares of Series C Redeemable Convertible Preferred Stock of Camber outstanding, and no other shares of preferred stock outstanding.

Viking’s authorized capital stock consists of (i) 500,000,000 shares of common stock, par value of $0.001 per share; and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share.

As of the record date for Viking’s special meeting, there were [●] shares of Viking common stock outstanding, 28,092 shares of Series C Preferred Stock preferred stock of Viking outstanding, and no other shares of preferred stock outstanding.

Preferred Stock:

The Camber charter authorizes the board to issue from time to time one or more series of preferred stock, consisting of such number of shares and having such voting powers, designations, preferences, relative rights and limitations as the board shall determine.

As of the record date for the Camber special meeting, Camber has (a) 2,693 shares of Series C Redeemable Convertible Preferred Stock of Camber outstanding, and no other shares of preferred stock outstanding. Camber’s Series C Redeemable Preferred Stock is described in greater detail under “Description of Camber Capital Stock”, beginning on page 222. Camber also has Series A Convertible Preferred Stock designated, which is described in greater detail under “Description of Camber Capital Stock”, beginning on page 222.

The Viking charter authorizes the board to issue from time to time one or more series of preferred stock, consisting of such number of shares and having such voting powers, designations, preferences, relative rights and limitations as the board shall determine.

As of the record date for the Viking special meeting, Viking has 28,092 shares of Series C Preferred Stock outstanding, and no other shares of preferred stock outstanding.

The Viking Series C Preferred Stock is described in greater detail under “The Merger Agreement—Treatment of Viking Convertible Securities and Preferred Stock”, beginning on page 197.

Voting Rights:

Holders of Camber common stock are entitled to one (1) vote for each share of stock which has voting power upon the matter in question. Except as required by applicable law, the holders of shares of Camber’s Series C Preferred Stock have no right to vote on any matters except: (a) during a period where a dividend (or part of a dividend) is in arrears; (b) on a proposal to reduce Camber’s share capital; (c) on a resolution to approve the terms of a buy-back agreement; (d) on a proposal to wind up Camber; (e) on a proposal for the disposal of all or substantially all Camber’s property, business and undertaking; and (f) during the winding-up of the entity.

There are no cumulative voting rights in the election of directors.

As discussed above, holders of the Series A Preferred Stock of Camber will have (a) 4,900, multiplied by (b) the exchange ratio, votes per share of Series A Preferred Stock.

Holders of Viking common stock are entitled to one (1) vote for each share of stock which has voting power upon the matter in question. As discussed above, holders of shares of Viking Series C Preferred Stock are entitled to 4,900 votes for each share of Series C Preferred Stock held by them in connection with the matter in question.

For the election of directors, the Viking bylaws provide that holders of Viking common stock are entitled to cumulative voting rights, which means that in each election of directors each holder is entitled to cast as many votes as the number of shares of common stock held by such holder multiplied by the number of directors to be elected and may cast all such votes for the election of one nominee or distribute such votes among two (2) or more nominees.

Size of Board of Directors:	The Camber bylaws require that there be not less than one (1) director nor more than ten (10) directors on the Camber board, the exact number of directors to be determined from time to time as the board or the majority stockholders shall determine.	The Viking charter and bylaws generally provide that the number of directors on the Viking board shall be fixed by the board in the bylaws or by the board in an amendment to the bylaws, and if the board amends the bylaws to change the number of directors, the board shall submit such change to the stockholders to approve at the next stockholder meeting.

Stockholder Nomination of Directors for Election or Stockholder Proposals to take other action:

The Camber bylaws provide that nominations for directors and other actions proposed to be taken by the stockholders may be made at an annual meeting of stockholders, provided the stockholders provide timely notice to the Secretary of Camber.

To be timely, a stockholder’s notice must be delivered to or mailed and received at Camber’s principal executive offices (i) not earlier than the close of business on the day which falls 120 days prior to the one year anniversary of Camber’s last annual stockholder meeting, and (ii) not later than the close of business on the day which falls 90 days prior to the one year anniversary of Camber’s last annual stockholder meeting, unless the annual meeting date occurs more than 30 days before or 30 days after the one year anniversary of the last annual meeting. In that case, Camber must receive proposals (i) not earlier than the close of business on the 120th day prior to the date of the annual meeting, and (ii) not later than (x) the close of business on the later of the 90th day prior to the date of the annual meeting, or (y) if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of the meeting, the 10th day following the day on which Camber first makes a public announcement of the date of the annual meeting.

Such notice must be in writing and must include a (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting; (ii) the name and record address of the stockholder proposing such business; (iii) the class, series and number of shares of capital stock of Camber which are beneficially owned by the stockholder; and (iv) any material interest of the stockholder in such business.

The Viking bylaws do not provide for the nomination of directors by the stockholders or proposals for other actions to be taken.
Election of Directors	The Camber bylaws provide that director nominees shall be elected by the vote of the plurality of votes cast at an annual meeting of stockholders or an adjourned annual meeting.	The Viking bylaws provide that director nominees shall be elected by the vote of the plurality of votes cast at an annual meeting of stockholders, an adjourned annual meeting, or a special meeting of the stockholders called by the directors as soon as possible thereafter.

Vacancies on the Board of Directors:	The Camber bylaws provide that vacancies, including vacancies arising through resignation, retirement, removal from office, disqualification, or death or through an increase in the number of directors, may be filled by a majority of the remaining directors, the sole remaining director or the majority stockholders.

The Viking bylaws provide that vacancies for a reason other than vacancies created by the removal of a director by the stockholders or by an increase in the number of directors may be filled by the board, acting by the majority of the directors then in office, even if less than a quorum. Vacancies created by the removal of a director by the stockholders at a meeting shall be filled by the stockholders at that meeting unless the stockholders fail to fill the vacancy, in which case the board may fill the vacancy. Vacancies created by increasing the number of directors shall be elected by the stockholders at the next regular annual meeting or at a special meeting called for that purpose.

Removal of Directors:	The Camber charter and bylaws provide that any director or the entire board may be removed from office at any time, with or without cause, by the vote of the holders of two-thirds of the outstanding shares entitled to vote at an election of directors.	Under the NRS, any director or the entire board may be removed from office at any time by the vote of the holders of two-thirds of the outstanding shares entitled to vote at an election of directors.

Amendments to Organizational Documents:

Under the NRS, an amendment to the articles of incorporation generally requires the approval of (i) the board of directors, (ii) a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment, and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon, if any.

Camber’s charter and bylaws do not provide for a different standard to amend the charter than that provided under the NRS.

The board has concurrent power with the stockholders to adopt and repeal the bylaws.

Under the NRS, an amendment to the articles of incorporation generally requires the approval of (i) the board of directors, (ii) a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment, and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon, if any.

Viking’s charter and bylaws do not provide for a different standard to amend the charter than that provided under the NRS.

The Viking board is authorized and empowered from time to time in its discretion to make, alter, amend or repeal the bylaws, provided that if the board amends the bylaws, the board shall submit such change to the stockholders to approve at the next stockholders meeting.

Stockholder Action by Written Consent:	The Camber bylaws provide that any action required to be or which may be taken at any annual or special stockholder meeting, may be taken without a meeting, without prior notice and without a vote, if a written consent setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Viking’s charter and bylaws do not specifically provide for action to be taken by written consent, but the NRS generally permit any action required to be or which may be taken at any annual or special stockholder meeting, may be taken without a meeting, without prior notice and without a vote, if a written consent setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Special Meetings of Stockholders:

The Camber charter and bylaws provide that special meetings of the stockholders may be called by the corporation only at the request (i) of the board or the chairman of the board, (ii) Camber’s president or a committee of the board whose powers and authority include the power to call meetings, or (iii) holders of at least 10% of all shares entitled to vote at the special meeting. Except for requests by the board or chairman of the board, the request must be in writing, specify the general nature of the business proposed to be transacted at the meeting, and be delivered personally or sent by registered mail or by facsimile transmission to the corporate secretary. Business transacted at all special meetings of stockholders must be confined to the matters set forth in the notice.

The board must determine the date, time and place of any special meeting, which must be held not more than ninety (90) days after the receipt of the written request.

The Viking charter and bylaws provide that special meetings of the stockholders may be called by written request of Viking’s president or by the holders of at least 33% of the stock entitled to vote at the meeting. The meeting shall be held not less than 10 days nor more than 60 days after receipt of the request, as fixed by the board. If the board fails to fix a time or place, the meeting shall be held at Viking’s principal office at a time as shall be fixed by the corporate secretary within the above time limits.

Quorum:

The Camber bylaws provide that except as otherwise provided by law, 33% of all of the shares of the stock entitled to vote at the meeting, represented in person or by proxy, shall constitute a quorum for the transaction of business.

The Viking bylaws provide that a majority of the outstanding shares entitled to vote, represented in person or by proxy, shall constitute a quorum for the transaction of business.
Notice of Stockholder Actions/Meetings:

The Camber bylaws require the written notice of all meetings to be personally delivered, mailed to, or electronically transmitted to each stockholder of record entitled to vote not less than ten (10) days nor more than sixty (60) days before the date of such meeting. Such notice shall specify the place, date and hour of the meeting and, in the case of a special meeting, also shall state the purpose(s) of the meeting.

The Viking bylaws require the written notice of all meetings to be mailed or delivered to each stockholder of record entitled to vote not less than ten (10) days nor more than sixty (60) days before the date of such meeting. Such notice shall specify the purpose or purposes of the meeting, and the time and place such meeting.

Exchange Act Proxy Access:	The Camber bylaws do not provide for proxy access.	The Viking bylaws do not provide for proxy access.

Limitation of Liability of Directors and Officers:	Camber’s amended articles of incorporation provide that Camber’s directors and officers shall not be personally liable to Camber or Camber’s stockholders for damages for breach of such directors’ or officers’ fiduciary duty, but do not eliminate liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of the NRS.	The Viking charter provides a director or officer shall not be liable to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officers, except to the extent such exemption from liability or limitation thereof is (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) for the payment of dividends in violation of Section 78.300 of the NRS. If the NRS are amended thereafter to authorize corporate action further limiting the personal liability of directors or officers, then the liability of the directors or officers shall be limited to fullest extent permitted by the NRS.

Indemnification of Directors and Officers:

Camber’s bylaws, as amended, provide that Camber shall indemnify every (i) present or former director, advisory director or officer of Camber, (ii) any person who while serving in any of the capacities referred to in clause (i) served at Camber’s request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and (iii) any person nominated or designated by (or pursuant to authority granted by) the Board of Directors or any committee thereof to serve in any of the capacities referred to in clauses (i) or (ii) (each, an “Indemnitee”). Camber’s bylaws provide that Camber shall indemnify each Indemnitee against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement and reasonable expenses actually incurred by the Indemnitee in connection with any proceeding in which Camber was, is or is threatened to be named as a defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, if it is determined that the Indemnitee (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in Camber’s best interests and, in all other cases, that his conduct was at least not opposed to Camber’s best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to Camber or is found liable on the basis that personal benefit was improperly received by the Indemnitee, the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his duty to Camber. Camber believes that the indemnification provisions in its articles of incorporation, as amended, and bylaws, as amended, are necessary to attract and retain qualified persons as directors and officers.

Camber’s bylaws provide that no indemnification shall be made in respect to any proceeding in which such Indemnitee has been (i) found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the Indemnitee’s official capacity, or (ii) found liable to Camber. The termination of any proceeding by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a), (b) or (c) in the preceding paragraph. An Indemnitee shall be deemed to have been found liable in respect of any claim, issue or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom. Reasonable expenses shall, include, without limitation, all court costs and all fees and disbursements of attorneys’ fees for the Indemnitee. The indemnification provided shall be applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven.

The Viking charter provides that the corporation shall, to the fullest extent permitted under the NRS, indemnify its current and former directors and officers from and against any and all expenses (including attorneys’ fees), liabilities or other matters connected with any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative.

The Viking bylaws provide similar indemnification rights to Viking’s current and former directors and officers and Viking employees, except that the individual’s right to reimbursement is limited in relation to matters as to which he or she has been adjudged liable to Viking for negligence or misconduct in the performance of his or her duties, or was derelict in the performance of his or her duty as director, officer or employee by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties of his or her office or employment.

Anti-Takeover Provisions:

The Camber bylaws contain a provision electing to “opt-out” of the anti-takeover sections of the NRS, Sections 78.378 to 78.3793 et seq. of the NRS. These sections, which generally govern acquisitions of controlling interests of corporations with over 200 stockholders of record, dictate that the person who acquires a controlling percentage of shares may not vote their controlling shares unless the other stockholders have restored those voting rights. Since Camber has elected to “opt-out,” these anti-takeover sections of the NRS do not apply to Camber.

The Viking charter contains a provision electing to “opt-out” of the anti-takeover sections of the NRS, Sections 78.378 to 78.3793 et seq. of the NRS. These sections, which generally govern acquisitions of controlling interests of corporations with over 200 stockholders of record, dictate that the person who acquires a controlling percentage of shares may not vote their controlling shares unless the other stockholders have restored those voting rights. Since Viking has elected to “opt-out,” these anti-takeover sections of the NRS do not apply to Viking.

Stockholder Rights Plan:	Camber does not currently have a stockholder rights plan in effect.	Viking does not currently have a stockholder rights plan in effect.

SECURITY OWNERSHIP OF CAMBER BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO MERGER

The following table sets forth certain information regarding beneficial ownership of Camber common stock as of October 14, 2020, by (i) each person known by Camber to be the beneficial owner of more than 5% of Camber’s outstanding common stock, (ii) each director and each of named executive officers of Camber, and (iii) all executive officers and directors of Camber as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and/or investing power with respect to securities. These rules generally provide that shares of common stock subject to options, warrants or other convertible securities that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of determination, are deemed to be outstanding and to be beneficially owned by the person or group holding such options, warrants or other convertible securities for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

To Camber’s knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address for each of the officers or directors listed in the table below is 1415 Louisiana, Suite 3500, Houston, Texas 77002.

Stockholder	Number of Shares of Common Stock	Percent of Common Stock
Executive Officers and Directors
Louis G. Schott	—	—%
Robert Schleizer	—	—%
Fred S. Zeidman	—	—%
James G. Miller	—	—%
All Executive Officers and Directors as a Group (Four Persons)	—	—%

Greater than 5% Stockholders

Discover Growth Fund (2)	2,497,500	9.99%

* Indicates beneficial ownership of less than 1% of the outstanding common stock.

(1) Address: P.O. Box 6172 San Antonio, Texas 78209.

(2) 103 South Church Street, 4th Floor, Grand Cayman KYI-002, Cayman Islands. The holder holds 2,693 shares of Series C Redeemable Convertible Preferred Stock; provided that Camber may not issue shares which, when aggregated with all other shares of common stock then deemed beneficially owned by the holder, would result in the reporting person holding at any one time more than 9.99% of all common stock outstanding immediately after giving effect to such issuance. To the best of Camber’s knowledge, David Sims has voting and dispositive control over the securities held by Discover Growth Fund.

SECURITY OWNERSHIP OF VIKING BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO MERGER

The following table sets forth certain information regarding beneficial ownership of Viking common stock and Viking Series C Preferred Stock as of October 14, 2020, by (i) each person known by Viking to be the beneficial owner of more than 5% of Viking’s outstanding common stock or Viking Series C Preferred Stock, (ii) each director and each of named executive officers of Viking, and (iii) all executive officers and directors of Viking as a group.

The number of shares of common stock and Viking Series C Preferred Stock beneficially owned by each person is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

The address of each of the persons set forth below is in care of Viking at 15915 Katy Freeway, Suite 450, Houston, Texas, 77094.

Stockholder Name	Amount & Nature of Beneficial Ownership of Common Stock(1)	Percent of Class(2)	Amount & Nature of Beneficial Ownership of Series C Preferred Stock(3)	Percent of Class	Total Voting Shares(3)	Percent of Total Voting Shares(4)
James A. Doris(5)	17,000,000	7.1%	28,092	100%	139,650,800	42.6%
Frank W. Barker, Jr.(6)	5,000,000	2.2%	—	—	—	—
Mark Finckle (7)	3,266,789	1.4%	—	—	766,789	*	%
David Herskovits	65,000	* %	—	—	65,000	*	%
Lawrence Fisher	25,907	* %	—	—	25,907	*	%
All Officers and Directors as a Group (five persons)	25,357,696	10.2%	28,092	100%	140,508,496	44.9%

Greater than 5% shareholders

Troy Caruso(8)	32,725,125	14.5%	—	—	32,725,125	9.0%

*	Less than 1%.

1.	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of Viking’s common stock.

2.	As of October 9, 2020, a total of 225,243,059 shares of Viking’s common stock, and 28,092 shares of Viking’s preferred stock, as well as 50,999,186 warrants to purchase shares of Viking common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any warrants exercisable within 60 days and beneficially owned by such Beneficial Owner have been included for purposes of calculating the relevant percentage under the beneficial ownership of common stock column.

3.	The Viking Series C Preferred Stock votes an aggregate of 4,900 voting shares on all stockholder matters, voting together with the Viking common stock as a single class; provides that each share of Series C Preferred Stock is to receive, upon the occurrence of a liquidation of Viking, the same amount of consideration that would have been due if such share of Series C Preferred Stock had been converted into common stock of Viking immediately prior to such liquidation; and provides rights for such share of Series C Preferred Stock to convert, at the option of the holder thereof, into 4,900 shares of Viking common stock. Such Series C Preferred Stock does not have any redemption rights and shares equally in any dividends authorized by the Board of Directors for distribution to common stockholders, on an as-converted basis.

4.	Based on 362,893,859 total voting shares as of October 9, 2020, including (a) 225,243,059 total shares voted by the common stockholders; and (b) 137,650,800 total shares voted by the outstanding Series C Preferred Stock.

5.	Includes warrants to purchase 15,000,000 shares of common stock held by James Doris.

6.	Includes warrants to purchase 5,000,000 shares of common stock held by FWB Consulting, Inc., a company controlled by Frank W. Barker, Jr.

7.	Includes warrants to purchase 2,500,000 shares of common stock held by Mark Finckle.

8.	Includes 562,683 shares of common stock held by Troy Caruso; 108,123 shares of common stock held by Troy Caruso’s son; 107,603 shares of common stock held by Troy Caruso’s daughter; 10,573,396 shares of common stock held by Radium Asset Management LLC (with Troy Caruso having voting power over shares held in the name of the company); and 21,373,320 shares of common stock held by Radium2 Capital LLC (with Troy Caruso having voting power over shares held in the name of the company).

SECURITY OWNERSHIP OF COMBINED COMPANY BENEFICIAL OWNERS AND MANAGEMENT
SUBSEQUENT TO MERGER

The following table sets forth certain information regarding beneficial ownership of Camber’s common stock and preferred stock following the effective date, by (i) each person known expected to be the beneficial owner of more than 5% of Camber’s outstanding common stock or preferred stock as of the effective date, (ii) each director and each of named executive officers of Camber and Viking, as well as the Viking Board Nominee, and (iii) all executive officers and directors of Viking and Camber as a group. The below table assumes a hypothetical exchange ratio in the merger of 0.211528 shares of Camber common stock for shares of Viking common stock (based on a Camber Percentage of 20%). The below table also assumes that there will be 73,212,461 outstanding shares of Camber common stock after the merger. Both the exchange ratio, and the number of outstanding shares of Camber common stock, after the merger, are subject to change and the numbers used to calculate the table below may not equal the actual exchange ratio or the actual outstanding shares of Camber following the merger. The below is for information purposes only and is subject to change prior to or after the effective date. The below also does not take into account any reverse stock split of Camber’s outstanding common stock which we currently anticipate being required to complete in order to re-meet the initial listing requirements of the NYSE American, which is a condition to closing the merger. The below also assumes there will be no changes in the beneficial ownership of the individuals or entity disclosed below through the closing date of the merger.

The number of securities of Camber beneficially owned by each person is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date of determination, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Stockholder Name	Amount & Nature of Beneficial Ownership of Common Stock (1)	Percent of Class (2)	Amount & Nature of Beneficial Ownership of Series A Preferred Stock (3)	Percent of Class	Amount & Nature of Beneficial Ownership of Series C Preferred Stock (4)	Percent of Class	Total Voting Shares (3)(4)	Percent of Total Voting Shares (5)
James A. Doris(6)	3,595,974	4.7%	28,092	100%	—	—	29,540,039	28.9%
Frank W. Barker, Jr.(7)	1,057,639	1.4%	—	—	—	—	—	—%
Mark Finckle (8)	691,017	* %	—	—	—	—	162,197	* %
David Herskovits	13,749	* %	—	—	—	—	13,749	* %
Lawrence Fisher	5,480	* %	—	—	—	—	5,480	* %
Robert Green	—		—	—	—	—	—
Louis G. Schott	—		—	—	—	—	—
Robert Schleizer	—		—	—	—	—	—
Fred S. Zeidman	—		—	—	—	—	—
James G. Miller	—		—	—	—	—	—
All Officers and Directors as a Group (Seven persons)	5,363,860	6.9%	28,092	100%	—	—	29,721,465	29.0%

Greater than 5% Stockholders

Discover Growth Fund(9)	7,313,925	9.99%	—	—	2,693	100%	—	—

Troy Caruso(10)	6,922,277	9.5%	—	—	—	—	6,922,277	6.8%

* Less than 1%.

1.	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of Viking’s common stock.

2.

Based on an estimate of 73,212,461 outstanding shares of Camber common stock after the merger and assuming an exchange ratio in the merger of 0.211528 shares of Camber common stock for shares of Viking common stock (based on a Camber Percentage of 20%). Also does not take into account any reverse stock split of Camber’s outstanding common stock which we currently anticipate being required to complete in order to re-meet the initial listing requirements of the NYSE American, which is a condition to closing the merger.

For each Beneficial Owner above, any warrants exercisable within 60 days and beneficially owned by such Beneficial Owner have been included for purposes of calculating the relevant percentage under the beneficial ownership of common stock column.

3.	The Camber Series A Preferred Stock will vote an aggregate of (a) 4,900 voting shares, multiplied by the exchange ratio, on all stockholder matters, voting together with the Camber common stock as a single class; provides that each share of Series A Preferred Stock is to receive, upon the occurrence of a liquidation of Camber, the same amount of consideration that would have been due if such share of Series A Preferred Stock had been converted into common stock of Camber immediately prior to such liquidation; and provides rights for such share of Series A Preferred Stock to convert, at the option of the holder thereof, into (a) 4,900 shares of Viking common stock, multiplied by (b) the exchange ratio. Such Series A Preferred Stock does not have any redemption rights and shares equally in any dividends authorized by the Board of Directors for distribution to common stockholders, on an as-converted basis.

4.	Camber’s Series C Preferred Stock is described in greater detail above under “Description of Camber Capital Stock – Description of Capital Stock – Preferred Stock - Series C Redeemable Convertible Preferred Stock”, beginning on page 224.

5.	Based on 102,329,444 total voting shares, including (a) 73,212,461 total shares voted by the common stockholders; and (b) 29,116,983 total shares voted by the outstanding Series A Preferred Stock (based solely on the estimates set forth above).

6.	Includes warrants to purchase 3,172,918 shares of common stock (following the merger) held by James Doris.

7.	Includes warrants to purchase 1,057,639 shares of common stock (following the merger) held by FWB Consulting, Inc., a company controlled by Frank W. Barker, Jr.

8.	Includes warrants to purchase 528,820 shares of common stock (following the merger) held by Mark Finckle.

9.	103 South Church Street, 4th Floor, Grand Cayman KYI-002, Cayman Islands. The holder holds 2,693 shares of Series C Redeemable Convertible Preferred Stock; provided that Camber may not issue shares which, when aggregated with all other shares of common stock then deemed beneficially owned by the holder, would result in the reporting person holding at any one time more than 9.99% of all common stock outstanding immediately after giving effect to such issuance. To the best of Camber’s knowledge, David Sims has voting and dispositive control over the securities held by Discover Growth Fund. The Series C Preferred Stock have no voting rights on general stockholder matters.

10.	Includes 119,023 shares of common stock held by Troy Caruso; 22,871 shares of common stock held by Troy Caruso’s son; 22,761 shares of common stock held by Troy Caruso’s daughter; 2,236,568 shares of common stock held by Radium Asset Management LLC (with Troy Caruso having voting power over shares held in the name of the company); and 4,521,053 shares of common stock held by Radium2 Capital LLC (with Troy Caruso having voting power over shares held in the name of the company).

LEGAL MATTERS

The validity of the Camber common stock to be issued in connection with the merger will be passed upon for Camber by The McGeary Law Firm, P.C., Bedford, Texas.

Brunson Chandler & Jones, PLLC, counsel for Viking, will provide prior to the effective time an opinion regarding certain federal income tax consequences of the merger for Viking.

EXPERTS

Camber. The financial statements of Camber Energy, Inc. as of and for the fiscal years ended March 31, 2020 and 2019, included in this joint proxy statement/ prospectus, have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report included herein (which includes an explanatory paragraph as to Camber’s ability to continue to operate as a going concern). Such financial statements have been included in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

Viking. The (a) financial statements of Viking Energy Group, Inc. as of and for the fiscal years ended December 31, 2019 and 2018, and (b) the combined statements of revenues and direct operating expenses of properties acquired by Elysium Energy, L.L.C., a subsidiary of Viking, from 5Jabor, LLC, Bass Petroleum, L.L.C., Bodel Holdings, LLC, Delbo Holdings, L.L.C., James III Investments, L.L.C., JamSam Energy, LLC, Lake Boeuf Investments, LLC, Oakley Holdings, L.L.C., and Plaquemines Holdings, L.L.C., for the years ended December 31, 2019 and 2018, included in this Prospectus, have been audited by Turner, Stone & Company, L.L.P., an independent registered public accounting firm, as set forth in their reports thereon included therein, which are included herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS

Camber

Proposals of holders of Camber voting securities intended to be presented at Camber’s 2021 fiscal year Annual Meeting of stockholders and included in Camber’s proxy statement and form of proxy relating to such meeting pursuant to Rule 14a-8 of Regulation 14A must be received by Camber, addressed to Camber’s Secretary, at Camber’s principal executive offices at 1415 Louisiana, Suite 3500, Houston, Texas, 77002, not earlier than the close of business on November 11, 2020, and not later than the close of business on December 11, 2020, together with written notice of the stockholder’s intention to present a proposal for action at the fiscal 2021 Annual Meeting of stockholders, unless Camber’s annual meeting date occurs more than 30 days before or 30 days after March 11, 2021. In that case, Camber must receive proposals not earlier than the close of business on the 120th day prior to the date of the fiscal 2021 annual meeting and not later than the close of business on the later of the 90th day prior to the date of the annual meeting or, if the first public announcement of the date of the Annual Meeting is less than 100 days prior to the date of the meeting, the 10th day following the day on which Camber first makes a public announcement of the date of the meeting. The notice must be personally delivered to the Company or sent by first class certified mail, return receipt requested, postage prepaid, and must include the name and address of the stockholder, the number of voting securities held by the stockholder of record, a statement that the stockholder holds such shares beneficially and the text of the proposal to be presented for vote at the meeting, a statement in support of the proposal, and must otherwise comply with Rule 14a-8 of Regulation 14A and the requirements of Camber’s Bylaws.

The proposal should state as clearly as possible the proposal and should be accompanied by a supporting statement. The proposal, including the accompanying supporting statement, may not exceed 500 words. Upon receipt of any such proposal, the Company will determine whether or not to include such proposal in the proxy statement and proxy in accordance with regulations governing the solicitation of proxies. The Company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable rules and requirements. As the rules of the SEC make clear, simply submitting a proposal does not guarantee that it will be included.

Viking

Proxy Statement Proposals. If the merger is completed on the expected timetable, Viking does not expect to hold a 2020 annual meeting of Viking stockholders (the “Viking 2020 annual meeting”). If, however, the merger is not completed and the Viking 2020 annual meeting is held, under SEC rules, stockholders wishing to submit proposals for inclusion in the proxy statement for the Viking 2020 annual meeting must submit such written proposals to the following address: Viking Energy Group, Inc., 15915 Katy Freeway, Suite 450, Houston, Texas, 77094, Attention: Corporate Secretary. Proposals must have been received no later than May 23, 2020, unless the Viking 2020 annual meeting is called for a date that is not between October 9, 2020 and December 8, 2020, in which case proposals must be received a reasonable time before Viking begins to print and send its proxy materials. In addition, proposals must comply with SEC Rule 14a-8 in order for the proposal to be considered for inclusion in Viking’s proxy statement.

Other Proposals and Nominations. The Viking bylaws do not permit stockholder submission of nominations for director or other business proposals that a stockholder wishes to have considered at a meeting of stockholders.

GLOSSARY OF OIL AND NATURAL GAS TERMS

The following is a description of the meanings of some of the oil and natural gas terms used in this joint proxy statement/prospectus.

AFE or Authorization for Expenditures. A document that lays out proposed expenses for a particular project and authorizes an individual or group to spend a certain amount of money for that project.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in this joint proxy statement/prospectus in reference to crude oil or other liquid hydrocarbons.

Bcf. An abbreviation for billion cubic feet. Unit used to measure large quantities of gas, approximately equal to 1 trillion Btu.

Boe. Barrels of oil equivalent, determined using the ratio of one Bbl of crude oil, condensate or natural gas liquids, to six Mcf of natural gas.

Boepd. Barrels of oil equivalent per day.

Bopd. Barrels of oil per day.

Btu or British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one-degree Fahrenheit.

Completion. The operations required to establish production of oil or natural gas from a wellbore, usually involving perforations, stimulation and/or installation of permanent equipment in the well or, in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

Conventional resources. Natural gas or oil that is produced by a well drilled into a geologic formation in which the reservoir and fluid characteristics permit the natural gas or oil to readily flow to the wellbore.

CAA means the Clean Air Act.

CERCLA means the Comprehensive Environmental Response, Compensation and Liability Act.

CWA means the Clean Water Act.

Developed acreage. The number of acres that are allocated or assignable to productive wells.

Development well. A well drilled into a proved oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Estimated ultimate recovery or EUR. Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

Exploratory well. A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

Farmin or farmout. An agreement under which the owner of a working interest in an oil or natural gas lease assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a “farmin” while the interest transferred by the assignor is a “farmout.”

FERC. Federal Energy Regulatory Commission.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Gross acres or gross wells. The total acres or wells in which a working interest is owned.

Henry Hub. A natural gas pipeline located in Erath, Louisiana that serves as the official delivery location for futures contracts on the NYMEX. The settlement prices at the Henry Hub are used as benchmarks for the entire North American natural gas market.

Held by production. An oil and natural gas property under lease in which the lease continues to be in force after the primary term of the lease in accordance with its terms as a result of production from the property.

Horizontal drilling or well. A drilling operation in which a portion of the well is drilled horizontally within a productive or potentially productive formation. This operation typically yields a horizontal well that has the ability to produce higher volumes than a vertical well drilled in the same formation. A horizontal well is designed to replace multiple vertical wells, resulting in lower capital expenditures for draining like acreage and limiting surface disruption.

Liquids. Liquids, or natural gas liquids, are marketable liquid products including ethane, propane, butane and pentane resulting from the further processing of liquefiable hydrocarbons separated from raw natural gas by a natural gas processing facility.

LOE or Lease operating expenses. The costs of maintaining and operating property and equipment on a producing oil and gas lease.

MBbl. One thousand barrels of crude oil or other liquid hydrocarbons.

MMBbl/d. One thousand barrels of crude oil or other liquid hydrocarbons per day.

Mcf. One thousand cubic feet of natural gas.

Mcfgpd. Thousands of cubic feet of natural gas per day.

MMcf. One million cubic feet of natural gas.

MMBtu. One million British thermal units.

Net acres or net wells. The sum of the fractional working interest owned in gross acres or wells.

Net revenue interest. The interest that defines the percentage of revenue that an owner of a well receives from the sale of oil, natural gas and/or natural gas liquids that are produced from the well.

NGL. Natural gas liquids.

NYMEX. New York Mercantile Exchange.

OPA. The Oil Pollution Act of 1990.

PDP. Proved developed producing reserves are those for which the well is completed, and the reserves are currently being produced.

PDNP. Proved developed non-producing reserves are those for which the well-bore exists and the reserves are identified but are not currently producing for some reason.

Permeability. A reference to the ability of oil and/or natural gas to flow through a reservoir.

Petrophysical analysis. The interpretation of well log measurements, obtained from a string of electronic tools inserted into the borehole, and from core measurements, in which rock samples are retrieved from the subsurface, then combining these measurements with other relevant geological and geophysical information to describe the reservoir rock properties.

Play. A set of known or postulated oil and/or natural gas accumulations sharing similar geologic, geographic and temporal properties, such as source rock, migration pathways, timing, trapping mechanism and hydrocarbon type.

Possible reserves. Additional reserves that are less certain to be recognized than probable reserves.

Probable reserves. Additional reserves that are less certain to be recognized than proved reserves but which, in sum with proved reserves, are as likely as not to be recovered.

Producing well, production well or productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the well’s production exceed production-related expenses and taxes.

Properties. Natural gas and oil wells, production and related equipment and facilities and natural gas, oil or other mineral fee, leasehold and related interests.

Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is considered to have potential for the discovery of commercial hydrocarbons.

Proved developed reserves. Proved reserves that can be expected to be recovered through existing wells and facilities and by existing operating methods.

Proved reserves. Reserves of oil and natural gas that have been proved to a high degree of certainty by analysis of the producing history of a reservoir and/or by volumetric analysis of adequate geological and engineering data.

Proved undeveloped reserves or PUDs. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

P&A’d. Plugged and abandoned.

RCRA means the Resource Conservation and Recovery Act.

Repeatability. The potential ability to drill multiple wells within a prospect or trend.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Royalty interest. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

SDWA means the Safe Drinking Water Act.

Shut in. To shut in a well is to close off the well so that it stops producing.

2-D seismic. The method by which a cross-section of the earth’s subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.

3-D seismic. The method by which a three-dimensional image of the earth’s subsurface is created through the interpretation of reflection seismic data collected over a surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do 2-D seismic surveys and contribute significantly to field appraisal, exploitation and production.

Trend. A region of oil and/or natural gas production, the geographic limits of which have not been fully defined, having geological characteristics that have been ascertained through supporting geological, geophysical or other data to contain the potential for oil and/or natural gas reserves in a particular formation or series of formations.

Unconventional resource play. A set of known or postulated oil and or natural gas resources or reserves warranting further exploration which are extracted from (a) low-permeability sandstone and shale formations and (b) coalbed methane. These plays require the application of advanced technology to extract the oil and natural gas resources.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas, regardless of whether such acreage contains proved reserves. Undeveloped acreage is usually considered to be all acreage that is not allocated or assignable to productive wells.

Unproved and unevaluated properties. Refers to properties where no drilling or other actions have been undertaken that permit such property to be classified as proved.

Vertical well. A hole drilled vertically into the earth from which oil, natural gas or water flows are pumped.

Volumetric reserve analysis. A technique used to estimate the amount of recoverable oil and natural gas. It involves calculating the volume of reservoir rock and adjusting that volume for the rock porosity, hydrocarbon saturation, formation volume factor and recovery factor.

Wellbore. The hole made by a well.

WTI or West Texas Intermediate. A grade of crude oil used as a benchmark in oil pricing. This grade is described as light because of its relatively low density, and sweet because of its low sulfur content.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

WHERE YOU CAN FIND MORE INFORMATION

Camber and Viking file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both Camber and Viking, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by Camber, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge by accessing Camber’s website at www.camber.energy under the heading “Investors”, or, alternatively, by directing a request by telephone or mail to Camber Energy, Inc. at 1415 Louisiana, Suite 3500, Houston, Texas, 77002, (210) 998-4035, and documents filed with the SEC by Viking will be available free of charge by accessing Viking’s website at www.vikingenergygroup.com under the heading “Investor Relations”, or, alternatively, by directing a request by telephone or mail to Viking Energy Group, Inc. at 15915 Katy Freeway, Houston, Texas, 77094, (281) 404-4387. The web addresses of the SEC, Camber and Viking are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.

Camber has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Camber’s securities to be issued in the merger. This joint proxy statement/prospectus constitutes the prospectus of Camber filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

Statements contained in this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC.

All information contained in this joint proxy statement/prospectus relating to Camber has been supplied by Camber, all such information relating to Viking has been supplied by Viking, and all such information relating to Merger Sub has been supplied by both Camber and Viking. Information provided by either Camber, Merger Sub, or Viking does not constitute any representation, estimate or projection of any other party.

This document is a joint proxy statement/prospectus of Camber and Viking for the Camber and Viking special meeting. Camber and Viking have not authorized anyone to give any information or make any representation about the merger, Camber or Viking that is different from, or in addition to, that contained in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

You may request additional copies of this joint proxy statement/prospectus and/or any of the documents filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part by contacting:

if you are a Camber stockholder: Camber Energy, Inc. 1415 Louisiana, Suite 3500 Houston, Texas 77002 (210) 998-4035 Attn: Investor Relations	if you are a Viking stockholder: Viking Energy Group, Inc. 15915 Katy Freeway, Suite 450 Houston, Texas 77094 (281) 404-4387 Attn: Investor Relations

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in our affairs since the date of this joint proxy statement/prospectus.

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INDEX TO THE FINANCIAL STATEMENTS

Camber Energy, Inc. Unaudited Financial Statements

Camber Energy, Inc. Audited Financial Statements

Viking Energy Group, Inc. Unaudited Financial Statements

Viking Energy Group, Inc. Audited Financial Statements

Combined statements of revenues and direct operating expenses of properties acquired by Elysium Energy, LLC, a subsidiary of Viking Energy Group, Inc., from 5Jabor, LLC; Bass Petroleum, L.L.C.; Bodel Holdings, LLC; Delbo Holdings, L.L.C.; James III Investments, LLC; JamSam Energy, L.L.C.; Lake Boeuf Investments LLC; Oakley Holdings, L.L.C.; Plaquemines Holdings, L.L.C.

Report of Independent Auditors	F-114
Combined Statements of Revenues and Direct Operating Expenses of Properties Acquired by Elysium Energy, L.L.C., a Subsidiary of Viking Energy Group, Inc., From 5jabor, LLC, Bass Petroleum, L.L.C., Bodel Holdings, L.L.C., Delbo Holdings, L.L.C., James III Investments, L.L.C., Jamsam Energy, LLC, Lake Boeuf Investments, LLC, Oakley Holdings, L.L.C., and Plaquemines Holdings, L.L.C. Under Agreement Dated February 3, 2020	F-115
Notes to Combined Statements of Revenues and Direct Operating Expenses of Properties Acquired by Elysium Energy, L.L.C., a Subsidiary of Viking Energy Group, Inc., From 5jabor, LLC, Bass Petroleum, L.L.C., Bodel Holdings, L.L.C., Delbo Holdings, L.L.C., James III Investments, L.L.C., Jamsam Energy, LLC, Lake Boeuf Investments, LLC, Oakley Holdings, L.L.C., and Plaquemines Holdings, L.L.C. Under Agreement Dated February 3, 2020	F-116

CAMBER ENERGY, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2020	March 31, 2020
ASSETS
Current Assets
Cash	$1,705,374	$656,615
Accounts Receivable, Net of Allowance	279,904	255,363
Other Current Assets	247,973	220,682
Total Current Assets	2,233,251	1,132,660

Property and Equipment
Oil and Gas Properties - Subject to Amortization	50,443,883	50,443,883
Oil and Gas Properties - Not Subject to Amortization	28,016,989	28,016,989
Other Property and Equipment	1,570	1,570
Total Property and Equipment	78,462,442	78,462,442
Accumulated Depletion, Depreciation, Amortization and Impairment	(78,354,120)	(78,351,825)
Total Property and Equipment, Net	108,322	110,617
Equity Method Investment – Elysium Energy, LLC	—	957,169
Notes Receivable	11,413,533	7,339,719
Other Assets	155,053	155,053
Total Assets	$13,910,159	$9,695,218
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	$1,439,641	$1,474,221
Common Stock Payable	—	173,000
Accrued Expenses	192,613	348,460
Current Asset Retirement Obligation	52,402	30,227
Current Income Taxes Payable	3,000	3,000
Total Current Liabilities	1,687,656	2,028,908

Asset Retirement Obligation	19,348	41,523
Total Liabilities	1,707,004	2,070,431

Commitments and Contingencies (see Note 9)
Temporary Equity
Preferred Stock Series C, 630 and 525 Issued and Outstanding Respectively, Liquidation Preference of $6,300,000 and $5,250,000, respectively	6,000,000	5,000,000

Stockholders’ Equity
Preferred Stock Series A, 2,000 Shares Authorized of $0.001 Par Value, -0- Shares issued and Outstanding	—	—
Preferred Stock Series B, 600,000 Shares Authorized of $0.001 Par Value, 0 and 0 Shares issued and Outstanding, respectively	—	—
Preferred Stock Series C, 5,000 Shares Authorized of $0.001 Par Value, 2,321 and 2,294 Shares issued and Outstanding, Liquidation Preference of $63,746,265	2	2
Common Stock, 25,000,000 shares Authorized of $0.001 Par Value, 13,160,530 and 5,000,000 Shares Issued and Outstanding, respectively	13,161	5,000
Additional Paid-in Capital	148,299,710	144,815,627
Stock Dividends Distributable	17,559,682	15,878,926
Accumulated Deficit	(159,669,400)	(158,074,768)
Total Stockholders’ Equity	6,203,155	2,624,787
Total Liabilities and Stockholders’ Equity	$13,910,159	$9,695,218

The accompanying notes are an integral part of these consolidated financial statements.

CAMBER ENERGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended
	June 30,
	2020	2019
Operating Revenues
Crude Oil	$21,789	$93,699
Natural Gas	4,164	7,204
Natural Gas Liquids	7,736	20,448
Total Revenues	33,689	121,351

Operating Expenses
Lease Operating Expenses	69,291	123,557
Severance and Property Taxes	1,349	2,574
Depreciation, Depletion, Amortization, and Accretion	2,295	4,242
Impairment of Oil and Gas Properties	—	—
General and Administrative	686,663	1,331,991
Total Operating Expenses	759,598	1,462,364

Operating Loss	(725,909)	(1,341,013)

Other Expense (Income)
Interest Expense	—	847
Loss from Equity Method Investment	1,083,355	—
Other Expense (Income), Net	(214,632)	(54,262)
Total Other Expenses (Income)	868,723	(53,415)

Net Loss	$(1,594,632)	$(1,287,598)

Net Loss Per Common Share
Basic and Diluted	$(0.44)	$(206.26)
Weighted Average Number of Common Shares Outstanding
Basic and Diluted	7,527,903	15,348

The accompanying notes are an integral part of these consolidated financial statements.

CAMBER ENERGY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE THREE MONTHS ENDED JUNE 30, 2020 AND 2019

		Series C Preferred Stock	Series E Preferred Stock		Series F Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Stock Divided Distributable	Accumulated Deficit	Total Stockholders’ (Deficit) Equity

Balances, March 31, 2019	—	$—	—	$—	—	$—	44,000	$44	2,305	$2	13,441	$13	$152,251,623	$8,141,843	$(154,218,469)	$6,175,056
Common Shares issued for:
Conversion of Series B Preferred Stock	—	—	—	—	—	—	(44,000)	(44)	—	—	—	—	44	—	—	—
Payment of Series B Dividend	—	—	—	—	—	—	—	—	—	—	—	—	3	(3)	—	—
Conversion of Debenture - Abeyance	—	—	—	—	—	—	—	—	—	—	25,008	25	(25)	—	—	—
Payment for Consulting Fees	—	—	—	—	—	—	—	—	—	—	600	1	303,339	—	—	303,340
Rounding Adjustment for Split	—	—	—	—	—	—	—	—	—	—	4	—	—	—	—	—
Stock Dividends to be Issued	—	—	—	—	—	—	—	—	—	—	—	—	(1,878,055)	1,878,055	—	—
Net Loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,287,598)	(1,287,598)
Balances, June 30, 2019	—	$—	—	$—	—	$—	—	$—	2,305	$2	39,053	$39	$150,676,929	$10,019,895	$(155,506,067)	$5,190,798

Balances, March 31, 2020	525	$5,000,000	—	$—	—	$—	—	$—	2,294	$2	5,000,000	$5,000	$144,815,627	$15,878,926	$(158,074,768)	$2,624,787
Common Shares issued for:
Conversion of Series C Preferred Stock	—	—	—	—	—	—	—	—	(498)	—	8,059,016	8,059	(8,059)	—	—	—
Payment of Consulting Fees	—	—	—	—	—	—	—	—	—	—	101,514	102	172,898	—	—	173,000
Issuance of Series C Preferred Stock	630	6,000,000	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of Series C Preferred Stock	(525)	(5,000,000)	—	—	—	—	—	—	525	—	—	—	5,000,000	—	—	5,000,000
Stock Dividends to be Issued	—	—	—	—	—	—	—	—	—	—	—	—	(1,680,756)	1,680,756	—	—
Net Loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,594,632)	(1,594,632)
Balances, June 30, 2020	630	$6,000,000	—	$—	—	$—	—	$—	2,321	$2	13,160,530	$13,161	$148,299,710	$17,559,682	$(159,669,400)	$6,203,155

See accompanying notes are an integral part of these consolidated financial statements.

CAMBER ENERGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended June 30,
	2020	2019
Cash Flows from Operating Activities
Net Loss	$(1,594,632)	$(1,287,598)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, Depletion, Amortization and Accretion	2,295	4,242
Bad debt Expense	—	17,694
Share-Based Compensation	—	27,690
Loss from Equity Method Investment	1,083,355	—
Change in Fair Value of Derivative Liability	—	(5)
Changes in Components of Working Capital and Other Assets:
Accounts Receivable	(24,541)	(12,995)
Other Current Assets	(27,291)	117,073
Accounts Payable and Accrued Expenses	(190,427)	(165,007)
Net Cash Used in Operating Activities	(751,241)	(1,298,906)

Investing Cash Flows
Cash Paid for Issuance of Notes Receivable	(4,200,000)	—
Cash Paid for Deposits	—	(75,000)
Net Cash Used in Investing Activities	(4,200,000)	(75,000)

Financing Cash Flows
Proceeds from Issuance of Series C Preferred Stock	6,000,000	—
Net Cash Provided by Financing Activities	6,000,000	—

Increase (Decrease) in Cash	1,048,759	(1,373,906)
Cash at Beginning of the Period	656,615	7,778,723
Cash at End of the Period	$1,705,374	$6,404,817

The accompanying notes are an integral part of these consolidated financial statements.

CAMBER ENERGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – GENERAL

Camber Energy, Inc. (“Camber” or the “Company”) is an independent oil and natural gas company engaged in the acquisition, development and sale of crude oil, natural gas and natural gas liquids from various known productive geological formations in Louisiana and Texas. Additionally, from the July 8, 2019 acquisition of Lineal Star Holdings, LLC (“Lineal”), until the divestiture of Lineal effective on December 31, 2019, each as discussed below, the Company, through Lineal, was involved in the oil and gas services industry.

On July 8, 2019, the Company acquired Lineal pursuant to the terms of an Agreement and Plan of Merger dated as of the same date (the “Lineal Plan of Merger” and the merger contemplated therein, the “Lineal Merger” or the “Lineal Acquisition”), by and between Lineal, Camber, Camber Energy Merger Sub 2, Inc., Camber’s wholly-owned subsidiary, and the Members of Lineal (the “Lineal Members”). Lineal is a specialty construction and oil and gas services enterprise providing services to the energy industry. Pursuant to the Lineal Plan of Merger, Camber acquired 100% of the ownership of Lineal from the Lineal Members in consideration for newly issued shares of Series E Redeemable Convertible Preferred Stock (“Series E Preferred Stock”) and Series F Redeemable Preferred Stock (“Series F Preferred Stock”). See also “Note 11 – Lineal Merger Agreement and Divestiture”. On October 8, 2019, Lineal acquired an 80% interest in Evercon Energy LLC (“Evercon”). The acquisition required Lineal to assume certain liabilities and provide working capital for a period of six months in the amount of $50,000 per month to Evercon. As part of the Lineal Divestiture, described below, Evercon was divested effective December 31, 2019.

On December 31, 2019, the Company entered into a Preferred Stock Redemption Agreement (the “Redemption Agreement”) by and between the Company and the prior owners of Lineal, whereby the Company redeemed the Company’s Series E and F Preferred Stock (the holders of such preferred stock, collectively, the “Preferred Holders”) issued in connection with the Lineal Merger. Pursuant to the Redemption Agreement, effective as of December 31, 2019, ownership of 100% of Lineal was transferred back to the Preferred Holders, and, all of the Series E Preferred Stock and Series F Preferred Stock of the Company outstanding were cancelled through the redemption (the “Lineal Divestiture”). See also “Note 11 – Lineal Merger Agreement and Divestiture”.

Prior to the acquisition of Lineal, the Company sold a significant portion of its oil and gas production assets in Oklahoma to N&B Energy, LLC (“N&B Energy”) effective August 1, 2018. As part of the sale of its assets to N&B Energy, the Company also retained a 12.5% production payment (effective until a total of $2.5 million has been received) and a 3% overriding royalty interest, in its then existing Okfuskee County, Oklahoma assets; and an overriding royalty interest on certain other undeveloped leasehold interests, pursuant to an Assignment of Production Payment and Assignments of Overriding Royalty Interests. No payments were received in regard to any of the retained items noted above through June 30, 2020 and the filing date of these financial statements.

Camber retained its assets in Glasscock County and operated wells in Hutchinson County, Texas until completion of the Settlement Agreement discussed below.

On January 31, 2020, the Company entered into a Compromise Settlement Agreement (the “Settlement Agreement”) with PetroGlobe Energy Holdings, LLC (“PetroGlobe”), Signal Drilling, LLC (“Signal”), Petrolia Oil, LLC (“Petrolia”), Prairie Gas Company of Oklahoma, LLC (“PGCO”), and Canadian River Trading Company, LLC (“CRTC”). Pursuant to the Settlement Agreement, the Company agreed to pay PetroGlobe $250,000, of which $100,000 was due upon execution of the Settlement Agreement, which payment has been made, and $150,000 was paid to an escrow account, which was released by the Company upon the successful transfer of all wells and partnership interests of the Company’s prior wholly-owned subsidiary C E Energy LLC (“CE”) to PetroGlobe, which was completed on July 16, 2020. CE operates all of the wells and leases which we held prior to such transfer which are located in Hutchinson County, Texas. See also “Note 9 – Commitments and Contingencies” – “Legal Proceedings”.

On February 3, 2020, the Company entered into an Agreement and Plan of Merger (as amended to date, the “Merger Agreement”, and the merger contemplated therein, the “Merger”) with Viking Energy Group, Inc. (“Viking”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock of Viking (the “Viking Common Stock”)  issued and outstanding, other than certain shares owned by the Company, Viking and the subsidiary of the Company formed as part of the merger (“Merger Sub”), will be converted into the right to receive the pro rata share of 80% of the Company’s post-closing capitalization, subject to certain adjustment mechanisms discussed in the Merger Agreement (and excluding shares issuable upon conversion of the Series C Preferred Stock of the Company)(the “exchange ratio”). Holders of Viking Common Stock will have any fractional shares of Company common stock after the Merger rounded up to the nearest whole share. The completion of the Merger is subject to certain closing conditions. A further requirement to the closing of the Merger was that the Company was required to have acquired 30% of Viking’s subsidiary Elysium Energy Holdings, LLC (“Elysium”) as part of a $9,200,000 investment in Viking’s Rule 506(c) offering, which transaction was completed on February 3, 2020 (25% and a $5 million investment) and June 22, 2020 (5% and a $4.2 million investment). See also “Note 5 – Plan of Merger and Investment In Unconsolidated Entity”.

On March 1, 2018, the Company filed a Certificate of Amendment to the Company’s Articles of Incorporation with the Secretary of State of Nevada to affect a 1-for-25 reverse stock split of all outstanding common stock shares of the Company. The reverse stock split was effective on March 5, 2018. The effect of the reverse stock split was to combine every 25 shares of outstanding common stock into one new share, with no change in authorized shares or par value per share. On December 20, 2018, the Company filed a Certificate of Change with the Secretary of State of Nevada to affect another 1-for-25 reverse stock split of the Company’s (a) authorized shares of common stock (from 500,000,000 shares to 20,000,000 shares); and (b) issued and outstanding shares of common stock. The reverse stock split was effective on December 24, 2018. The effect of the reverse stock split was to combine every 25 shares of outstanding common stock into one new share, with a proportionate 1-for-25 reduction in the Company’s authorized shares of common stock, but no change in the par value per share of the common stock. Effective on April 10, 2019, the Company filed, with the Secretary of State of Nevada, a Certificate of Amendment to the Company’s Articles of Incorporation to increase the number of the Company’s authorized shares of common stock, $0.001 per value per share, from 20,000,000 shares to 250,000,000 shares. On July 3, 2019, the Company filed a Certificate of Amendment to the Company’s Articles of Incorporation with the Secretary of State of Nevada to affect another 1-for-25 reverse stock split of all outstanding common stock shares of the Company. The reverse stock split was effective on July 8, 2019. The effect of the reverse stock split was to combine every 25 shares of outstanding common stock into one new share, with no change in authorized shares (250,000,000 shares of common stock) or par value per share. On October 28, 2019, the Company filed a Certificate of Change with the Secretary of State of Nevada to affect a 1-for-50 reverse stock split of the Company’s (a) authorized shares of common stock (from 250,000,000 shares to 5,000,000 shares); and (b) issued and outstanding shares of common stock. The reverse stock split was effective on October 29, 2019. The effect of the reverse stock split was to combine every 50 shares of outstanding common stock into one new share, with a proportionate 1-for-50 reduction in the Company’s authorized shares of common stock, but with no change in the par value per share of the common stock. The result of the reverse stock split was to reduce, as of the effective date of the reverse stock split, the number of common stock shares outstanding from approximately 74.5 million shares to approximately 1.5 million shares (prior to rounding). Effective on April 16, 2020, Camber filed a Certificate of Amendment to its Articles of Incorporation to increase its authorized shares of common stock to 25 million shares of common stock.

Proportional adjustments were made to the conversion and exercise prices of the Company’s outstanding convertible preferred stock, warrants and stock options, and to the number of shares issued and issuable under the Company’s stock incentive plans in connection with each of the reverse splits described above. The reverse stock splits did not affect any stockholder’s ownership percentage of the Company’s common stock, except to the limited extent that the reverse stock splits resulted in any stockholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share based on each holder’s aggregate ownership of the Company. All issued and outstanding shares of common stock, conversion terms of preferred stock, options and warrants to purchase common stock and per share amounts contained in the financial statements, in accordance with Staff Accounting Bulletin (SAB) TOPIC 4C, have been retroactively adjusted to reflect the reverse splits for all periods presented.

A novel strain of coronavirus (“COVID-19”) was first identified in December 2019, and subsequently declared a global pandemic by the World Health Organization on March 11, 2020. As a result of the outbreak, many companies have experienced disruptions in their operations, workforce and markets served, including a significant reduction in the demand for petroleum-based products. The market for the Company’s oil and gas assets began being adversely impacted by effects of COVID-19 in March of 2020 when circumstances surrounding, and responses to, the pandemic, including stay-at-home orders, began to materialize in North America. Due to the Company’s limited oil and gas production and the fact that all of the Company’s current properties are non-operated, the Company has yet to experience a significant adverse impact from COVID-19. However, the full extent of the COVID-19 outbreak and changes in demand for oil and the impact on the Company’s operations is uncertain. A prolonged disruption could have a material adverse impact on the financial results, assets (including requiring write-downs or impairments) and business operations of the Company.

NOTE 2 – LIQUIDITY AND GOING CONCERN CONSIDERATIONS

At June 30, 2020, the Company’s total current assets of $2.2 million were greater than its total current liabilities of approximately $1.7 million, resulting in working capital of $0.5 million, while at March 31, 2020, the Company’s total current assets of $1.1 million were less than its total current liabilities of approximately $2.0 million, resulting in a working capital deficit of $0.9 million. The increase in working capital of $1.4 million is the result of the sale of the Preferred C Stock shares in June 2020.

Recent oil and gas price volatility as a result of geopolitical conditions and the global COVID-19 pandemic may have a negative impact on the Company’s financial position and results of operations. Negative impacts could include, but are not limited to, the Company’s inability to sell its oil and gas production, reduction in the selling price of the Company’s oil and gas, failure of a counterparty to make required payments, possible disruption of production as a result of worker illness or mandated production shutdowns or ‘stay-at-home’ orders, and access to new capital and financing.

The factors above raise substantial doubt about the Company’s ability to continue to operate as a going concern for the twelve months following the issuance of these financial statements. The Company believes that it may not have sufficient liquidity to meet its operating costs unless it can raise new funding, which may be through the sale of debt or equity or unless it closes the Viking Merger (discussed below), which is the Company’s current plan, which Merger is anticipated to close in the third or fourth calendar quarters of 2020, and which required closing date is currently September 30, 2020, but can be extended until up to December 31, 2020, pursuant to certain conditions in the Merger Agreement. There is no guarantee though that the Viking merger will be completed or other sources of funding be available. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company had no secured debt outstanding as of June 30, 2020.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company has provided a discussion of significant accounting policies, estimates and judgments in its March 31, 2020 Annual Report on Form 10-K. There have been no changes to the Company’s significant accounting policies since March 31, 2020 which are expected to have a material impact on the Company’s financial position, operations or cash flows.

Principles of Consolidation

The consolidated financial statements include the accounts of Camber and all of its wholly-owned and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Accounts Receivable

Accounts receivable, net, include amounts due for oil and gas revenues from prior month production, accrued interest on the notes receivable due from Lineal and Viking and an estimate of amounts due from N&B Energy related to the September 2018 Asset Purchase Agreement entered into with N&B Energy. The allowance for doubtful accounts is the Company’s best estimate of the probable amount of credit losses in the Company’s existing accounts receivable. At June 30, 2020 and March 31, 2020, there were allowances for doubtful accounts of approximately $208,000, included in accounts receivable, and there were bad debts of $0 and $17,694, recognized for the three months ended June 30, 2020 and 2019, respectively.

Notes Receivable

Notes receivable includes the $9,200,000, excluding adjustment for excess loss from equity method investment of $126,186, of notes from Viking as described in “Note 6 – Long-Term Notes Receivable” and “Note 5 – Plan of Merger and Investment In Unconsolidated Entity”, and two notes due from Lineal in the amounts of $1,539,719 and $800,000, respectively, as more fully discussed in “Note 6 – Long-Term Notes Receivable” and “Note 11 – Lineal Merger Agreement and Divestiture”. As of June 30, 2020, the Company had no allowance for uncollectible amounts related to the notes receivable.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their useful lives. Amortization of the equipment under capital leases related to the Lineal operations was computed using the straight-line method over lives ranging from 3 to 5 years and is included in depreciation expense. Costs of maintenance and repairs were charged to expense when incurred.

Long-lived assets including intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the assets carrying amount to determine if an impairment of such asset is necessary. This evaluation, as well as an evaluation of our intangible assets, requires the Company to make long-term forecasts of the future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for the Company’s services and future market conditions. Estimating future cash flows requires significant judgment, and the Company’s projections may vary from the cash flows eventually realized. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period. The effect of any impairment would be to expense the difference between the fair value (less selling costs) of such asset and its carrying value. Such expense would be reflected in earnings. No impairments were deemed necessary for the three months ended June 30, 2020 and 2019, respectively.

Investment in Unconsolidated Entities

The Company accounts for its investment in unconsolidated entities under the equity method of accounting when it owns less than 51% of a controlling interest and does not have the ability to exercise significant influence over the operating and financial policies of the entity. The investment is adjusted accordingly for dividends or distributions it receives and its proportionate share of earnings or losses of the entity. The current investment in unconsolidated entities is a 30% (25% from February 3, 2020 to June 25, 2020) interest in Elysium Energy Holdings, LLC, which, through its wholly-owned subsidiary, Elysium Energy, LLC, is involved in oil and gas exploration and production in the United States. The balance sheet of Elysium Holdings, LLC at June 30, 2020 included current assets of $2.2 million, total assets of $32.4 million, total liabilities of $33.2 million and net assets of $(0.8) million. The balance sheet of Elysium Energy Holdings, LLC at March 31, 2020 included current assets of $4.0 million, total assets of $37.7 million, total liabilities of $34.0 million and net assets of $3.7 million. The income statement of Elysium Energy Holdings, LLC for the three months ended June 30, 2020 included total revenues of $3.8 million and a net loss of $4.3 million. See also “Note 5 – Plan of Merger and Investment In Unconsolidated Entity”.

Goodwill

Goodwill is tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Goodwill is reviewed for impairment at the reporting unit level, which is defined as operating segments or groupings of businesses one level below the operating segment level. The Company’s operating segments are the same as the reporting units used in its goodwill impairment test. Goodwill is tested for impairment by comparing the estimated fair value of a reporting unit, determined using a market approach, if market prices are available, or alternatively, a discounted cash flow model, with its carrying value. The annual evaluation of goodwill requires the use of estimates about future operating results, valuation multiples and discount rates of each reporting unit to determine their estimated fair value. Changes in these assumptions can materially affect these estimates. Once an impairment of goodwill has been recorded, it cannot be reversed.

Revenue Recognition

Exploration and Production Revenue

The Company’s revenue for its exploration and production operations are comprised entirely of revenue from exploration and production activities. The Company’s oil is sold primarily to marketers, gatherers, and refiners. Natural gas is sold primarily to interstate and intrastate natural-gas pipelines, direct end-users, industrial users, local distribution companies, and natural-gas marketers. Natural gas liquids (“NGLs”) are sold primarily to direct end-users, refiners, and marketers. Payment is generally received from the customer in the month following delivery.

Contracts with customers have varying terms, including month-to-month contracts, and contracts with a finite term. The Company recognizes sales revenues for oil, natural gas, and NGLs based on the amount of each product sold to a customer when control transfers to the customer. Generally, control transfers at the time of delivery to the customer at a pipeline interconnect, the tailgate of a processing facility, or as a tanker lifting is completed. Revenue is measured based on the contract price, which may be index-based or fixed, and may include adjustments for market differentials and downstream costs incurred by the customer, including gathering, transportation, and fuel costs.

Revenues are recognized for the sale of the Company’s net share of production volumes. Sales on behalf of other working interest owners and royalty interest owners are not recognized as revenues.

Fair Value of Financial Instruments

Accounting Standards Codification (“ASC”) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. It defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.

●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

●	Level 3 – Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

As of June 30, 2020 and March 31, 2020, the significant inputs to the Company’s derivative liability and mezzanine equity calculations were Level 3 inputs.

Recently Adopted Accounting Pronouncements

ASC 2014-09, “Revenue from Contracts with Customers (Topic 606)”, supersedes the revenue recognition requirements and industry-specific guidance under Revenue Recognition (Topic 605). Topic 606 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. The Company adopted Topic 606 on April 1, 2018, using the modified retrospective method applied to contracts that were not completed as of April 1, 2018. Under the modified retrospective method, prior period financial positions and results will not be adjusted. The cumulative effect adjustment recognized in the opening balances included no significant changes as a result of this adoption. While the Company does not expect 2021 net earnings to be materially impacted by revenue recognition timing changes, Topic 606 requires certain changes to the presentation of revenues and related expenses beginning April 1, 2018. Refer to “Note 10 – Revenue from Contracts with Customers” for additional information.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016.02 “Leases (Topic 842)”. The new lease guidance supersedes Topic 840. The core principle of the guidance is that entities should recognize the assets and liabilities that arise from leases. Topic 840 does not apply to leases to explore for, or to use, minerals, oil, natural gas and similar nongenerative resources including the intangible right to explore for those natural resources and rights to use the land in which those natural resources are contained. In July 2018, the FASB issued “Leases (Topic 842): Targeted Improvements”, which provides entities with an alternative modified transition method to elect not to recast the comparative periods presented when adopting Topic 842. The Company adopted Topic 842 as of April 1, 2019, using the alternative modified transition, for which, comparative periods, including the disclosures related to those periods, are not restated.

In addition, the Company elected practical expedients provided by the new standard, and the Company has elected to not reassess its prior conclusions about lease identification, lease classification, and initial direct costs and to retain off-balance sheet treatment of short-term leases (i.e., 12 months or less which do not contain purchase options that the Company is reasonably likely to exercise). As a result of the short-term expedient election, the Company does not have leases that require the recording of a net lease asset and lease liability on the Company’s consolidated balance sheet or have a material impact on consolidated earnings or cash flows as of April 1, 2019. Moving forward, the Company will evaluate any new lease commitments for application of Topic 842.

In August 2018, the FASB issued ASU 2018-13, “Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement,” which changes the disclosure requirements for fair value measurements by removing, adding, and modifying certain disclosures. The Company adopted ASU 2018-13 effective April 1, 2019. The adoption did not have a material impact on its consolidated financial statements.

Recently Issued Accounting Pronouncements

The Company does not believe that any recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying consolidated financial statements.

Subsequent Events

The Company has evaluated all transactions through the date the consolidated financial statements were issued for subsequent event disclosure consideration.

NOTE 4 – PROPERTY AND EQUIPMENT

Oil and Gas Properties

Camber uses the full cost method of accounting for oil and natural gas producing activities. Costs to acquire mineral interests in oil and natural gas properties, to drill and equip exploratory wells used to find proved reserves, and to drill and equip development wells including directly related overhead costs and related asset retirement costs are capitalized.

Under this method, all costs, including internal costs directly related to acquisition, exploration and development activities are capitalized as oil and natural gas property costs on a country-by-country basis. Costs not subject to amortization consist of unproved properties that are evaluated on a property-by-property basis. Amortization of these unproved property costs begins when the properties become proved or their values become impaired. Camber assesses overall values of unproved properties, if any, on at least an annual basis or when there has been an indication that impairment in value may have occurred. Impairment of unproved properties is assessed based on management’s intention with regard to future development of individually significant properties and the ability of Camber to obtain funds to finance its programs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

Sales of oil and natural gas properties are accounted for as adjustments to the net full cost pool with no gain or loss recognized unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves. If it is determined that the relationship is significantly altered, the corresponding gain or loss will be recognized in the statements of operations.

Costs of oil and natural gas properties are amortized using the units of production method. Amortization expense calculated per equivalent physical unit of production amounted to $0.80 and $1.21 per barrel of oil equivalent for the three months ended June 30, 2020 and 2019, respectively.

All of Camber’s oil and natural gas properties are located in the United States. Costs being amortized at June 30, 2020 and March 31, 2020 are as follows:

	June 30, 2020	March 31, 2020
Oil and gas properties subject to amortization	$50,352,033	$50,352,033
Oil and gas properties not subject to amortization	28,016,989	28,016,989
Capitalized asset retirement costs	91,850	91,850
Total oil & natural gas properties	78,460,872	78,460,872
Accumulated depreciation, depletion, and impairment	(78,352,769)	(78,350,605)
Net Capitalized Costs	$108,103	$110,267

Impairments

For the three-month periods ended June 30, 2020 and 2019, the Company recorded no impairment.

Additions and Depletion

During the three months ended June 30, 2020 and 2019, the Company incurred no costs of for technical and other capital enhancements to extend the lives of the Company’s wells. Additionally, the Company recorded approximately $2,164 and $4,000 for depletion for the three months ended June 30, 2020 and 2019, respectively.

Leases

As part of the Lineal Acquisition, the Company acquired various operating and finance leases for sales and administrative offices, motor vehicles and machinery and equipment. Due to the Redemption Agreement discussed in – “Note 1 – General” and below in “Note 11 – Lineal Merger Agreement and Divestiture”, the Company no longer owns the operating and finance leases that it had acquired in connection with the Lineal Acquisition.

Effective August 1, 2018, the Company entered into a month-to-month lease at 1415 Louisiana, Suite 3500, Houston, Texas 77002. The entity providing use of the space without charge is affiliated with the Company’s Chief Financial Officer.

NOTE 5 – PLAN OF MERGER AND INVESTMENT IN UNCONSOLIDATED ENTITY

Viking Plan of Merger and Related Transactions

On February 3, 2020, the Company and Viking entered into a merger agreement (as amended to date, the “Merger Agreement”). Pursuant to the Merger Agreement, at the effective time of the Merger, each share of common stock of Viking issued and outstanding, other than certain shares owned by the Company, Viking and the Company’s merger sub which will be merged with and into Viking, with Viking being the surviving entity in the merger (“Merger Sub”), will be converted into the right to receive the pro rata share of 80% of the Company’s post-closing capitalization, subject to certain adjustment mechanisms discussed in the Merger Agreement (and excluding shares issuable upon conversion of the Series C Preferred Stock of the Company). Holders of Viking Common Stock will have any fractional shares of Company common stock after the Merger rounded up to the nearest whole share. The Merger Agreement can be terminated under certain circumstances, including by either Viking or the Company if the Merger has not been consummated on or before September 30, 2020, provided that the Company or Viking shall have the right to extend such date from time to time, until up to December 31, 2020, in the event that the Company has not fully resolved SEC comments on the Form S-4 (a preliminary draft of which has previously been filed) or other SEC filings related to the Merger, and Camber is responding to such comments in a reasonable fashion, subject to certain exceptions.

A further requirement to the closing of the Merger was that the Company was required to have acquired 30% of Elysium as part of a $9,200,000 investment in Viking’s Rule 506(c) offering, which transaction was completed on February 3, 2020 (25% of Elysium and $5 million investment) and June 25, 2020 (5% of Elysium and $4.2 million investment), as discussed below. In the event of termination of the Merger Agreement, Camber is required, under certain circumstances described below, to return a portion of the Elysium interests to Viking:

Reason for Termination	Percentage of Elysium Retained by Camber
Termination of the Merger Agreement by mutual agreement of the parties because the conditions to closing the Merger relating to receipt of exchange listing and regulatory approvals and the Registration Statement on Form S-4, being declared effective, have a reasonable likelihood of not being satisfied through no fault of Camber or Viking	20	%*
Termination of the Merger Agreement due to either (i) Camber’s determination not to proceed with the Merger even though Viking has substantially performed its obligations pursuant to the Merger Agreement, or (ii) a matter raised in Camber’s Merger Agreement disclosure schedule which was (A) not disclosed by Camber in its Securities and Exchange Commission (SEC) reports, (B) could reasonably result in a material adverse effect on Camber in excess of $500,000, and (c) which Viking objected to within 5 business days of disclosure by Camber to Viking	25	%*
Termination of the Merger Agreement due to a material breach of the Merger Agreement by Camber or its disclosure schedules	0	%*
In the event the Secured Notes (defined below) are not repaid within 90 days of the date of termination and the Additional Payment (defined below) is not made	30%

*Assumes the payment of Secured Notes within 90 days of the date of termination of the Merger Agreement and the Additional Payment (defined below) is made.

The Merger Agreement provides that the Secured Notes (defined below) will be forgiven in the event the Merger closes, and the Secured Notes will be due 90 days after the date that the Merger Agreement is terminated by any party for any reason, at which time an additional payment shall also be due to the Company and payable by Viking in an amount equal to (i) 115.5% of the original principal amount of the Secured Notes, minus (ii) the amount due to the Company pursuant to the terms of the Secured Notes upon repayment thereof (the “Additional Payment”) is due.

A required condition to the entry into the Merger was that the Company loan Viking $5 million, pursuant to the terms of a Securities Purchase Agreement, which was entered into on February 3, 2020 (the “1st SPA”). On February 3, 2020, the Company and Discover Growth Fund, an institutional investor (“Discover”), entered into a Stock Purchase Agreement pursuant to which Discover purchased 525 shares of Series C Preferred Stock of the Company, for $5 million, at a 5% original issue discount to the $10,000 face value of such preferred stock. Pursuant to the 1st SPA, the Company made a $5 million loan to Viking (using funds raised from the sale of the Series C Preferred Stock shares to Discover), which was evidenced by a 10.5% Secured Promissory Note (the “1st Secured Note”). On June 25, 2020, the Company advanced an additional $4.2 million to Viking in consideration for, among other things, an additional 10.5% Secured Promissory Note in the principal amount of $4.2 million (the “2nd Secured Note” and together with the 1st Secured Note, the “Secured Notes”).

The Secured Notes accrue interest at the rate of 10.5% per annum, payable quarterly and are due and payable on February 3, 2022. The notes include standard events of default, including certain defaults relating to the trading status of Viking’s common stock and change of control transactions involving Viking. The Secured Notes can be prepaid at any time with prior notice as provided therein, and together with a pre-payment penalty equal to 10.5% of the original amount of the Secured Notes. The Secured Notes are secured by a security interest, pari passu with the other investors in Viking’s Secured Note offering (subject to certain pre-requisites) in Viking’s 70% ownership of Elysium and 100% of Ichor Energy Holdings, LLC. Additionally, pursuant to a separate Security and Pledge Agreement, Viking provided Camber a security interest in the membership, common stock and/or ownership interests of all of Viking’s existing and future, directly owned or majority owned subsidiaries, to secure the repayment of the Secured Notes.

The Secured Notes are convertible into common shares of Viking at a conversion price of $0.24 per share at any time after March 4, 2020, and before the 15th day after Viking’s common stock has traded at an average daily price of at least $0.55 for 15 consecutive business days (at which point the Secured Notes are no longer convertible), provided that the Company is restricted from converting any portion of the Secured Notes into Viking’s common stock if upon such conversion the Company would beneficially own more than 4.99% of Viking’s common stock (which percentage may be increased or decreased, with 61 days prior written notice to Viking, provided that such percentage cannot under any circumstances be increased to greater than 9.99%).

On and effective June 22, 2020, the Company and Discover entered into a Stock Purchase Agreement (the “June 2020 Purchase Agreement”), pursuant to which Discover purchased 630 shares of Series C Preferred Stock for $6 million, at a 5% original issue discount to the $10,000 face value of such preferred stock (the “Face Value”). Provided that the Company has not materially breached the terms of the June 2020 Purchase Agreement, the Company may at any time, in its sole and absolute discretion, repurchase from Discover all, but not less than all, of the then outstanding shares of Series C Preferred Stock sold pursuant to the agreement by paying to Discover 110% of the aggregate face value of all such shares.

The Company agreed pursuant to the June 2020 Purchase Agreement that if the Merger does not close by the required date approved by the parties thereto (as such may be extended from time to time), the Company is required, at Discover’s option, in its sole and absolute discretion, to immediately repurchase from Discover all then outstanding Series C Preferred Stock shares acquired by Discover pursuant to the June 2020 Purchase Agreement, by paying to Discover 110% of the aggregate Face Value of all such shares (the “Repurchase Requirement”), which totals $6,930,000.

On June 22, 2020, the Company and Discover entered into an Amendment to Stock Purchase Agreement (the “SPA Amendment”), pursuant to which Discover agreed to terminate the obligation set forth in the February 2020 Stock Purchase Agreement previously entered into between the Company and Discover on February 3, 2020, which contained a Repurchase Requirement substantially similar to the one contained in the June 2020 Purchase Agreement (as to the 525 shares of Series C Preferred Stock sold to Discover on February 3, 2020), which would have required that the Company pay Discover an aggregate of $5,775,000 in connection with the redemption of the 525 shares of Series C Preferred Stock the Company sold to Discover in the event the Merger was terminated.

Investment in Unconsolidated Entity

The Company accounts for its investment in unconsolidated entities under the equity method of accounting when it owns less than 51% of a controlling interest and does not have the ability to exercise significant influence over the operating and financial policies of the entity. The Company owns 30% of Elysium as of June 30, 2020 (25% from February 3, 2020 to June 25, 2020), as discussed above, and accounts for such ownership under the equity method of accounting. The investment is adjusted accordingly for dividends or distributions it receives and its proportionate share of earnings or losses of the entity. Elysium is involved in oil and gas exploration and production in the United States. The balance sheet of Elysium at June 30, 2020 included current assets of $2.2 million, total assets of $32.4 million, total liabilities of $33.2 million and net assets of $(0.8) million. The balance sheet of Elysium at March 31, 2020 included current assets of $4.0 million, total assets of $37.7 million, total liabilities of $34.0 million and net assets of $3.7 million. Additionally, the income statement for Elysium for the three months ended June 30, 2020 included total revenues of $3.8 million and net loss of $4.3 million.

The carrying value of the notes receivable was reduced by $126,186 as the Company’s share of losses from Elysium for the three months ended June 30, 2020. In accordance with ASC 323-10-35, the losses from Elysium exceeded the equity investment of the Company which was used to reduce the related notes receivable balance. If the losses were to exceed the notes receivable balance, no additional losses would be recorded for the equity investment.

Table below shows the changes in the investment in unconsolidated entity for the three-month periods ended June 30, 2020 and 2019, respectively.

	2020	2019
Carrying amount at beginning of period	$957,169	$—
Investment in Elysium	—	—
Equity change in net loss of unconsolidated entity applied to Long-Term Notes Receivable	126,186	—
Proportionate Share of Elysium Loss	(1,083,355)	—
Carrying amount at end of period	$—	$—

NOTE 6 – LONG-TERM NOTES RECEIVABLE

Long-term notes receivable as of June 30, 2020 and March 31, 2020 are comprised of:

	June 30, 2020	March 31, 2020
Notes receivable from Viking Energy Group, Inc. pursuant to 10.5% Secured Promissory Notes dated February 3, 2020 ($5,000,000) and June 25, 2020 ($4,200,000) in the original principal amount of $9,200,000, having an annual interest rate of 10.5%, with interest due quarterly beginning on May 1, 2020, maturing February 3, 2022. Accrued and unpaid interest of $89,466 and $83,425 is included in accounts receivable at June 30, 2020 and March 31, 2020, respectively. The Note is secured by secured interests in six Viking Energy Group, Inc. subsidiaries. See also “Note 5 – Plan of Merger and Investment In Unconsolidated Entity”.	$9,200,000	$5,000,000
Note receivable from Lineal Star Holdings, LLC pursuant to a Promissory Note dated effective December 31, 2019, in the original principal amount of $1,539,719, accruing annual interest of 10.5%, due quarterly beginning on March 31, 2020, maturing December 31, 2021, with accrued and unpaid interest of $38,388 and $37,966 included in accounts receivable at June 30, 2020 and March 31, 2020, respectively. See also “Note 1 – General” and “Note 11 – Lineal Merger Agreement and Divestiture”.	1,539,719	1,539,719
Note receivable from Lineal Star Holdings, LLC pursuant to a Promissory Note No. 2 dated effective December 31, 2019, in the original principal amount of $800,000, accruing annual interest of 8%, due quarterly beginning on March 31, 2020, maturing December 31, 2021, with accrued and unpaid interest of $15,956 and $15,781 included in accounts receivable at June 30, 2020 and March 31, 2020, respectively. See also “Note 1 – General” and “Note 11 – Lineal Merger Agreement and Divestiture”.	800,000	800,000
Equity loss of unconsolidated entity applied to notes receivable. See also “Note 5 – Plan of Merger and Investment In Unconsolidated Entity”	(126,186)	—
Less: current maturities	—	—
Total	$11,413,533	$7,339,719

NOTE 7 – ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amounts of long-term legal obligations associated with the future retirement of oil and natural gas properties for the three-month periods ended June 30, 2020 and 2019, respectively.

	2020	2019
Carrying amount at beginning of period	$71,750	$303,809
Payments	—	—
Accretion	—	2
Revisions of previous estimates	—	8,258
Carrying amount at end of period	$71,750	$312,069

Camber has short-term obligations of $52,402 and $30,277 related to the plugging liabilities at June 30, 2020 and March 31, 2020, respectively.

NOTE 8 – DERIVATIVE LIABILITY

The Company has determined that certain warrants the Company has issued contain provisions that protect holders from future issuances of the Company’s common stock at prices below such warrants’ respective exercise prices and these provisions could result in modification of the warrants’ exercise price based on a variable that is not an input to the fair value of a “fixed-for-fixed” option as defined under FASB ASC Topic No. 815 - 40. The warrants granted to Ironman PI Fund II, LP contain anti-dilution provisions that provide for a reduction in the exercise price of such warrants in the event that future common stock (or securities convertible into or exercisable for common stock) is issued (or becomes contractually issuable) at a price per share (a “Lower Price”) that is less than the exercise price of such warrant at the time. The amount of any such adjustment is determined in accordance with the provisions of the warrant agreement and depends upon the number of shares of common stock issued (or deemed issued) at the Lower Price and the extent to which the Lower Price is less than the exercise price of the warrant at the time. The warrants expired on April 21, 2019.

Activities for derivative warrant instruments during the three months ended June 30, 2020 and 2019 were as follows:

	2020	2019
Carrying amount at beginning of period	$—	$5
Change in fair value	—	(5)
Carrying amount at end of period	$—	$—

As of June 30, 2020, the Company had 2,951 shares of Series C Preferred Stock issued and outstanding, which shares of preferred stock are convertible into common stock of the Company pursuant to their terms. Such preferred stock is convertible, if converted in full, into more shares of common stock than the Company currently has authorized. Typically this would require the common stock equivalents to be considered tainted derivative instruments, and the Company to record a derivative liability for the aggregate fair value of the tainted securities; however, due to the low probability of the conversion of the Series C Preferred Stock; the ownership limitation therewith, which prevents the holder of such preferred stock from converting such preferred stock into common stock, if upon such conversion such holder would own more than 9.99% of the Company’s then outstanding shares of common stock; and the de minimis value of the tainted securities, the Company has determined that no fair value has to be recorded at this time.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Office Lease. Information regarding the Company’s office space is disclosed in greater detail above under “Note 4 - Property and Equipment –Leases”, above.

Lineal (which as of December 31, 2019 has been completely divested in connection with the Lineal Divestiture discussed in “Note 1 – General” and “Note 11 – Lineal Merger Agreement and Divestiture”) has the usual liability of contractors for the completion of contracts and the warranty of its work. In addition, Lineal acts as prime contractor on a majority of the projects it undertakes and is normally responsible for the performance of the entire project, including subcontract work. Management is not aware of any material exposure related thereto which has not been provided for in the accompanying consolidated financial statements.

Legal Proceedings. From time to time suits and claims against Camber arise in the ordinary course of Camber’s business, including contract disputes and title disputes. Camber records reserves for contingencies when information available indicates that a loss is probable, and the amount of the loss can be reasonably estimated.

Maranatha Oil Matter

In November 2015, Randy L. Robinson, d/b/a Maranatha Oil Co. sued the Company in Gonzales County, Texas (Cause No. 26160). The plaintiff alleged that it assigned oil and gas leases to the Company in April 2010, retaining a 4% overriding royalty interest and 50% working interest and that the Company failed to pay such overriding royalty interest or royalty interest. The interests relate to certain oil and gas properties which the Company subsequently sold to Nordic Oil USA in April 2013. The petition alleges causes of actions for breach of contract, failure to pay royalties, non-payment of working interest, fraud, fraud in the inducement of contract, money had and received, constructive trust, violation of theft liability act, continuing tort and fraudulent concealment. The suit seeks approximately $100,000 in amounts alleged owed, plus pre-and post-judgment interest. The Company has filed a denial to the claims and intends to vehemently defend itself against the allegations.

PetroGlobe Energy Holdings, LLC and Signal Drilling, LLC

In March 2019, PetroGlobe and Signal sued the Company in the 316th Judicial District of Hutchinson County, Texas (Cause No. 43781). The plaintiffs alleged causes of action relating to negligent misrepresentation; fraud and willful misconduct; gross negligence; statutory fraud; breach of contract; and specific performance, in connection with a purchase and sale agreement entered into between the parties in March 2018, relating to the purchase by plaintiffs of certain oil and gas assets from the Company, and a related joint venture agreement. The lawsuit seeks in excess of $600,000 in damages, as well as pre- and post-judgment interest, court costs and attorneys’ fees, and punitive and exemplary damages. Additionally, a portion of the revenues from the properties in contention are being held in suspense as a result of the lawsuit. On October 31, 2019, the Company brought counterclaims against PetroGlobe and Signal, and Petrolia Oil, LLC and Ian Acrey, including bringing claims for causes of actions including declaratory judgment (that PetroGlobe and certain other plaintiffs represented that a lease and related wells were free of all agreements and rights in favor of third parties and provided a special warranty of title pursuant to the purchase and sale agreement); breach of contract (in connection with the purchase and sale agreement); statutory fraud; common law fraud (against Mr. Acrey and other plaintiffs); fraud by non-disclosure (against Mr. Acrey and other plaintiffs); negligent misrepresentation (against Mr. Acrey and other plaintiffs); breach of fiduciary duty (against Mr. Acrey and other plaintiffs) and seeking attorney’s fees and pre- and post-judgment interest.

On May 30, 2019, the Company received a Severance Order from the Texas Railroad Commission (the “TRC”) for noncompliance with TRC rules, suspending the Company’s ability to produce or sell oil and gas from its Panhandle leases in Hutchinson County, Texas, until certain well performance criteria were met. Subsequent to that date, the Company followed TRC procedures in order to regain TRC compliance for the Panhandle wells.

On January 31, 2020, the Company entered into a Compromise Settlement Agreement (the “Settlement Agreement”) with PetroGlobe Energy Holdings, LLC (“PetroGlobe”), Signal Drilling, LLC (“Signal”), Petrolia Oil, LLC (“Petrolia”), Prairie Gas Company of Oklahoma, LLC (“PGCO”), and Canadian River Trading Company, LLC (“CRTC”). Pursuant to the Settlement Agreement, the Company agreed to pay PetroGlobe $250,000, of which $100,000 was due upon execution of the Settlement Agreement, which payment has been made, and $150,000 was paid to an escrow account, which release was subject to approval by the Company upon the successful transfer of all wells and partnership interests of the Company’s current wholly-owned subsidiary CE to PetroGlobe, which occurred on July 16, 2020.

On July 16, 2020, the Company completed all of the requirements of the Settlement Agreement and assigned PetroGlobe all of its right, title and interest in all wells, leases, royalties, minerals, equipment, and other tangible assets associated with specified wells and properties, located in Hutchinson County, Texas, the $150,000 held in escrow was released to PetroGlobe and the Settlement Agreement transactions closed. As a result of the transfers, the Company no longer owns CE, and no longer has any interest in or any liabilities related to the Hutchinson County, Texas wells.

The Company recognized a net settlement cost of $204,842 included on the statement of operations for the year ended March 31, 2020 in connection with the settlement. All provisions of the settlement were finalized, and the $150,000, held in escrow pending final approvals, was released on July 16, 2020.

The Company released the parties to the Settlement Agreement, including Ian Acrey, individually, as well as their officers, directors, or members from any claims asserted in the lawsuit, and the parties to the Settlement Agreement along with Ian Acrey, individually, released the Company, its officers, directors, shareholders and affiliate corporations from any claims asserted in the lawsuit. The Company did not release any claims or causes of action against N&B Energy, LLC, Sezar Energy, LLP related to Richard Azar, or any of their affiliates, or predecessors, or successors.

The parties filed a motion and order to dismiss the lawsuit with prejudice shortly after execution of the Settlement Agreement.

Apache Corporation

In December 2018, Apache Corporation (“Apache”) sued the Company, Sezar Energy, L.P., and Texokcan Energy Management Inc., in the 129th Judicial District Court of Harris County, Texas (Cause 2018-89515). Apache alleged causes of action for Breach of Contract, Money Had & Received and Conversion, relating to amounts Apache alleged it was owed under a joint operating agreement. Apache is seeking $586,438 in actual damages, exemplary damages, pre- and post-judgment interest, court costs and other amounts which it may be entitled. The Company filed a general denial to the claims and asserted the affirmative defense of failure to mitigate. Apache subsequently filed an amended petition on July 13, 2020. The parties are currently in the discovery stage of the litigation, with trial tentatively scheduled for March 2021. The Company denies Apache’s claims and intends to vehemently defend itself against the allegations. There is a mediation scheduled for early September 2020.

N&B Energy

On September 12, 2019, N&B Energy filed a petition in the District Court for the 285th Judicial District of Bexar County, Texas (Case #2019CI11816). Pursuant to the petition, N&B Energy raises claims against the Company for breach of contract, unjust enrichment, money had and received and disgorgement, in connection with $706,000 which it alleges it is owed under the July 2018 Asset Purchase Agreement between the Company and N&B Energy (the “Sale Agreement”), for true ups and post-closing adjustments associated therewith. The petition seeks amounts owed, pre- and post-judgment interest and attorney’s fees. The Company denies N&B Energy’s claims, believes it is owed approximately $400,000 related to the Sale Agreement and intends to vehemently defend itself against the allegations and claims and seek counterclaims. The Company is currently in negotiations to resolve the matter with N&B Energy through binding arbitration which is scheduled for late August 2020.

NOTE 10 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Oil and Gas Contracts

The following table disaggregates revenue by significant product type for the three months ended June 30, 2020 and 2019, respectively:

	2020	2019
Oil sales	$21,789	$93,699
Natural gas sales	4,164	7,204
Natural gas liquids sales	7,736	20,448
Total oil and gas revenue from customers	$33,689	$121,351

NOTE 11 – LINEAL MERGER AGREEMENT AND DIVESTITURE

Merger Agreement

On July 8, 2019 (the “Closing Date”), the Company entered into, and closed the transactions contemplated by, the Lineal Plan of Merger, by and between the Company, Camber Energy Merger Sub 2, Inc., the Company’s then newly formed wholly-owned subsidiary, Lineal, and the Lineal Members. Pursuant to the Lineal Plan of Merger, the Company acquired 100% of the ownership of Lineal from the Lineal Members in consideration for newly issued shares of Series E Redeemable Convertible Preferred Stock and Series F Redeemable Preferred Stock.

Divestiture

On December 31, 2019, the Company entered into, and closed the transactions contemplated by the a Preferred Stock Redemption Agreement (the “Redemption Agreement”), by and between the Company, Lineal and the holders of the Company’s Series E Preferred Stock and Series F Preferred Stock (the “Preferred Holders”), Pursuant to which, the Company redeemed the Company’s Series E and F Preferred Stock issued in connection with the Lineal Merger and ownership of 100% of Lineal was transferred back to the Preferred Holders, and all of the Series E Preferred Stock and Series F Preferred Stock of the Company outstanding were cancelled through the redemption.

The Redemption Agreement also provided for (a) the entry by Lineal and the Company into a new unsecured promissory note in the amount of $1,539,719, the outstanding amount of the July 2019 Lineal Note together with additional amounts loaned by Camber to Lineal through December 31, 2019 (the “December 2019 Lineal Note”); (b) the unsecured loan by the Company to Lineal on December 31, 2019 of an additional $800,000, entered into by Lineal in favor of the Company on December 31, 2019 (“Lineal Note No. 2”); and (c) the termination of the prior Lineal Plan of Merger and Funding Agreement entered into in connection therewith (pursuant to which all funds previously held in a segregated account for future Lineal acquisitions, less amounts loaned pursuant to Lineal Note No. 2, were released back to the Company). The December 2019 Lineal Note and Lineal Note No. 2, accrue interest, payable quarterly in arrears, beginning on March 31, 2020 and continuing until December 31, 2021, when all interest and principal is due, at 8% and 10% per annum (18% upon the occurrence of an event of default), respectively. As of June 30, 2020 and March 31, 2020, $54,344 and $53,747, respectively, of interest related to the December 2019 Lineal Note and Lineal Note No. 2 was accrued and included in the consolidated balance sheets in Accounts Receivable.

NOTE 12 - INCOME TAXES

The Company has estimated that its effective tax rate for U.S. purposes will be zero percent for the 2020 and 2019 fiscal years as a result of net losses and a full valuation allowance against the net deferred tax assets. Consequently, the Company has recorded no provision or benefit for income taxes for the three months ended June 30, 2020 and 2019, respectively. The tax liability of $3,000 as shown on the balance sheet as of June 30, 2020, relates to the Company’s potential Oklahoma franchise tax liability and is not related to income tax.

NOTE 13 – STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

During the three months ended June 30, 2020, the Company issued 101,514 shares of restricted common stock to service providers in consideration for investor relations and marketing services. The Company recognized $173,000, based on the grant date fair value of the Company’s common stock, in stock-based compensation expense in prior periods related to the issuance of these shares.

Series C Redeemable Convertible Preferred Stock

On February 3, 2020, the Company sold 525 shares of Series C Preferred Stock for total proceeds of $5 million. In the event the Merger Agreement entered into with Viking in February 2020 is terminated for any reason, we (until June 22, 2020, when such terms were amended) were required to redeem the 525 shares of Series C Preferred Stock at a 110% premium, in an aggregate amount equal to $5,775,000. Because of the requirement to redeem such 525 shares of Series C Preferred Stock in the event the Merger Agreement is terminated, which termination is partially outside the control of the Company, such 525 shares of Series C Preferred Stock is classified as temporary equity on the March 31, 2020 balance sheet. Temporary equity is a security with redemption features that are outside the control of the issuer, is not classified as an asset or liability in conformity with GAAP, and is not mandatorily redeemable. Subsequent to March 31, 2020, on June 22, 2020, the Company and Discover terminated the obligation for Camber to redeem the 525 shares of Series C Preferred Stock upon termination of the Merger Agreement; and provided that a new obligation exists in connection with the required redemption of 630 shares of Series C Preferred Stock sold on June 22, 2020 for total proceeds of $6 million, which have a redemption value of $6,930,000. As such, while the prior redemption obligation for the 525 Series C Preferred Stock shares in connection with the February 2020 sale of Series C Preferred Stock was removed from temporary equity on the June 30, 2020 balance sheet, the $6,000,000 of total proceeds received on June 22, 2020, in connection with the sale of the 630 shares of Series C Preferred Stock, is included in temporary equity on the June 30, 2020 balance sheet.

During the three months ended June 30, 2020, the Company sold 630 shares of Series C Preferred Stock to Discover in consideration for $6 million. During the three months ended June 30, 2019, the Company sold no shares of Series C Preferred Stock.

During the three months ended June 30, 2020 and 2019, Discover converted 498 and 0 shares of the Series C Preferred Stock with a face value of $4,980,000 and $0, and a total of 8,059,016 and 0 shares of common stock were issued, respectively, which includes additional shares for conversion premiums and true ups in connection with those conversions through June 30, 2020 and 2019.

As of June 30, 2020 and March 31, 2020, the Company accrued common stock dividends on the Series C Preferred Stock based on the then 24.95% premium dividend rate. The Company recognized a total charge to additional paid-in capital and stock dividends distributable but not issued of $1,680,756 and $1,878,055 related to the stock dividend declared but not issued for the three months ended June 30, 2020 and 2019, respectively.

Subsequent to June 30, 2020, the Company issued 4,794,192 shares of common stock related to prior conversions of Series C Preferred Stock that were held in abeyance.

Warrants

The following is a summary of the Company’s outstanding warrants at June 30, 2020:

Warrants		Exercise	Expiration	Intrinsic Value at
Outstanding		Price ($)	Date	June 30, 2020
1	(1)	1,171,875.00	April 26, 2021	$—
3	(2)	195,312.50	September 12, 2022	—
32	(3)	12,187.50	May 24, 2023	—
36				$—

(1)	Warrants issued in connection with the sale of convertible notes. The warrants were exercisable on the grant date (April 26, 2016) and remain exercisable until April 26, 2021.

(2)	Warrants issued in connection with funding. The warrants were exercisable on the grant date (September 12, 2017) and remain exercisable until September 12, 2022.
(3)	Warrants issued in connection with a Severance Agreement with Richard N. Azar II, the Company’s former Chief Executive Officer. The warrants were exercisable on the grant date (May 25, 2018) and remain exercisable until May 24, 2023.

NOTE 14 – SHARE-BASED COMPENSATION

Camber measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award over the vesting period.

Stock Options

As of June 30, 2020 and March 31, 2020, the Company had 2 stock options outstanding with a weighted average exercise price of $40,429,700.

Of the Company’s outstanding options, no options were exercised or forfeited during the three months ended June 30, 2020. Additionally, no stock options were granted during the three months ended June 30, 2020. Compensation expense related to stock options during the three-month periods ended June 30, 2020 and 2019 was $0.

Options outstanding and exercisable at June 30, 2020 and March 31, 2020 had no intrinsic value. The intrinsic value is based upon the difference between the market price of Camber’s common stock on the date of exercise and the grant price of the stock options.

As of June 30, 2020 and March 31, 2020, there was no remaining unrecognized share-based compensation expense related to all non-vested stock options.

Options outstanding and exercisable as of June 30, 2020:

Exercise	Remaining	Options	Options
Price ($)	Life (Yrs.)	Outstanding	Exercisable
40,429,700	0.25	2	2
	Total	2	2

NOTE 15 – INCOME (LOSS) PER COMMON SHARE

The calculation of earnings (loss) per share for the three months ended June 30, 2020 and 2019 was as follows:

	Three Months Ended
	June 30,
	2020	2019
Numerator:
Net loss	$(1,594,632)	$(1,287,598)
Less preferred dividends	(1,680,756)	(1,878,055)
Net loss attributable to common stockholders	$(3,275,388)	$(3,165,653)

Denominator
Weighted average share – basic	7,527,903	15,348

Dilutive effect of common stock equivalents
Options/warrants	—	—
Preferred C shares	—	—

Denominator
Total Weighted average shares – diluted	7,527,903	15,348
Income (loss) per share – basic
Continuing operations	$(0.44)	$(206.26)
Income (loss) per share – diluted
Continuing Operations	$(0.44)	$(206.26)

For the three months ended June 30, 2020 and 2019, the following share equivalents related to convertible debt and warrants to purchase shares of common stock were excluded from the computation of diluted net income (loss) per share as the inclusion of such shares would be anti-dilutive.

	2020	2019
Common Shares Issuable for:
Convertible Debt	276	276
Options and Warrants	38	38
Series C Preferred Shares(1)	51,544,370,792	40,256,966,846
Total	51,544,371,106	40,256,967,160

(1)

Based on the lowest possible conversion rate of the Series C Preferred Stock ($0.001 per share, the par value of the common stock).

NOTE 16 – SUPPLEMENTAL CASH FLOW INFORMATION

Net cash paid for interest and income taxes was as follows for the three months ended June 30, 2020 and 2019:

	2020	2019
Interest	$—	$847
Income taxes	$—	$—

Non-cash investing and financing activities included the following:

	Three Months Ended June 30,
	2020	2019
Issuance of Common Stock of Prior Conversions of Convertible Notes	$—	$1,250
Settlement of Common Stock Payable	$173,000	$303,340
Change in Estimate for Asset Retirement Obligations	$—	$8,260
Stock Dividends Distributable but not Issued	$1,680,756	$1,878,598
Issuance of Stock Dividends	$—	$3
Conversion of Preferred B Stock to Common Stock	$—	$44
Conversion of Preferred C Stock to Common Stock	$8,059	$—
Reclassification of Preferred C Stock to Permanent Equity	$5,000,000	$—

NOTE 17 – FAIR VALUE MEASUREMENTS

When applying fair value principles in the valuation of assets and liabilities, the Company is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The Company has not changed its valuation techniques used in measuring the fair value of any financial assets or liabilities during the fiscal years presented. The fair value estimates take into consideration the credit risk of both the Company and its counterparties.

When active market quotes are not available for financial assets and liabilities, the Company uses industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including credit risk, interest rate curves, foreign currency rates and forward and spot prices for currencies. In circumstances where market-based observable inputs are not available, management judgment is used to develop assumptions to estimate fair value. Generally, the fair value of our Level 3 instruments are estimated as the net present value of expected future cash flows based on internal and external inputs.

Fair Value Measurements

There were no liabilities carried at fair value as of June 30, 2020 and March 31, 2020.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

In addition to the financial instruments that are recorded at fair value on a recurring basis, the Company records assets and liabilities at fair value on a non-recurring basis as required by U.S. GAAP. Generally, assets are recorded at fair value on a non-recurring basis as a result of impairment charges or as part of a business combination. There were no liabilities carried at fair value as of June 30, 2020 and March 31, 2020.

NOTE 18 – SUBSEQUENT EVENTS

Since July 1, 2020, and through August 13, 2020, Discover has converted 59 shares of Series C Preferred Stock into 1,544,354 shares of common stock, of which all 1,544,354 shares of common stock had been issued as of August 13, 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the board of directors of

Camber Energy, Inc.

Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Camber Energy, Inc. (the “Company”) as of March 31, 2020 and 2019, the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred significant losses from operations and had an accumulated deficit as of March 31, 2020 and 2019. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2015.

Houston, Texas

June 29, 2020

CAMBER ENERGY, INC.

CONSOLIDATED BALANCE SHEETS

As of March 31,	2020	2019
ASSETS
Current Assets
Cash	$656,615	$7,778,723
Accounts Receivable, Net of Allowance	255,363	129,037
Other Current Assets	220,682	263,205
Total Current Assets	1,132,660	8,170,965
Property and Equipment
Oil and Gas Properties - Subject to Amortization	50,443,883	50,528,953
Oil and Gas Properties - Not Subject to Amortization	28,016,989	28,016,989
Other Property and Equipment	1,570	1,570
Total Property and Equipment	78,462,442	78,547,512
Accumulated Depletion, Depreciation, Amortization and Impairment	(78,351,825)	(78,334,324)
Total Property and Equipment, Net	110,617	213,188
Equity Method Investment – Elysium Energy, LLC	957,169	—
Notes Receivable	7,339,719	—
Other Assets	155,053	198,519
Total Assets	$9,695,218	$8,582,672
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	$1,474,221	$1,521,329
Common Stock Payable	173,000	303,340
Accrued Expenses	348,460	276,133
Current Asset Retirement Obligations	30,227	—
Current Income Taxes Payable	3,000	3,000
Total Current Liabilities	2,028,908	2,103,802
Long-term Notes Payable, Net of Discount	—	—
Asset Retirement Obligations	41,523	303,809
Derivative Liability	—	5
Total Liabilities	2,070,431	2,407,616
Commitments and Contingencies (see Note 10)
Temporary Equity
Preferred Stock Series C, 525 and 0 Shares Issued and Outstanding, Respectively, Liquidation Preference of $5,250,000	5,000,000	—
Stockholders’ Equity (Deficit)
Preferred Stock Series A, 2,000 Shares Authorized of $0.001 Par Value, -0- Shares issued and Outstanding	—	—
Preferred Stock Series B, 600,000 Shares Authorized of $0.001 Par Value, -0- and 44,000 Shares issued and Outstanding, respectively	—	44
Preferred Stock Series C, 5,000 Shares Authorized of $0.001 Par Value, 2,294 and 2,305 Shares issued and Outstanding, respectively, Liquidation Preference of $63,004,710	2	2
Preferred Stock Series D, 50,000 Shares Authorized of $0.001 Par Value, -0- Shares issued and Outstanding	—	—
Preferred Stock Series E, 1,000,000 Shares Authorized of $0.001 Par Value, -0- Shares issued and Outstanding	—	—
Preferred Stock Series F, 16,750 Shares Authorized of $0.001 Par Value, -0- Shares issued and Outstanding	—	—
Common Stock, 25,000,000 Shares Authorized of $0.001 Par Value, 5,000,000 and 13,441 Shares Issued and Outstanding, respectively	5,000	13
Additional Paid-in Capital	144,815,627	152,251,623
Stock Dividends Distributable	15,878,926	8,141,843
Accumulated Deficit	(158,074,768)	(154,218,469)
Total Stockholders’ Equity	2,624,787	6,175,056
Total Liabilities and Stockholders’ Equity	$9,695,218	$8,582,672

The accompanying notes are an integral part of these consolidated financial statements.

CAMBER ENERGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended March 31,	2020	2019
Operating Revenues
Crude Oil	$296,036	$526,365
Natural Gas	37,049	772,105
Natural Gas Liquids	64,033	1,443,632
Total	397,118	2,742,102

Operating Expenses
Lease Operating Expenses	479,656	2,870,908
Severance and Property Taxes	14,440	132,993
Depreciation, Depletion, Amortization and Accretion	20,420	478,770
Impairment of Oil and Gas Properties	—	1,304,785
Gain on Sale of Property and Equipment	—	(25,808,246)
General and Administrative	4,909,871	5,152,766
Total	5,424,387	(15,868,024)

Operating Income (Loss)	(5,027,269)	18,610,126

Other Expense (Income)
Interest Expense	14,771	2,438,097
Equity in Earnings of Unconsolidated Entity	(957,169)	—
Other (Income) Expense, Net	(228,572)	(474,124)
Total Other Expense (Income)	(1,170,970)	1,963,973

Income (Loss) Before Income Taxes	(3,856,299)	16,646,153
Income Tax Benefit (Expense)	—	3,000
Net Income (Loss)	$(3,856,299)	$16,643,153

Income (Loss) Per Common Share
Basic	$(5.50)	$2,775.61
Diluted	$(5.50)	$262.32

Weighted Average Number of Common Shares Outstanding
Basic	2,109,622	3,951
Diluted	2,109,622	41,805

The accompanying notes are an integral part of these consolidated financial statements.

CAMBER ENERGY, INC. CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) FOR THE YEARS ENDED MARCH 31, 2020 and 2019

	Series C Preferred Stock		Series E Preferred Stock		Series F Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares		Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Stock Divided Distributable	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
Balances, March 31, 2018	—	$—	—	$—	—	$—	408,508	$409	1,132	$1	184	$—	$141,429,941	$2,467,910	$(170,861,622)	$(26,963,361)
Common Shares issued for:	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of Series B to Common	—	—	—	—	—	—	(364,508)	(365)	—	—	3	—	365	—	—	—
Conversion of Series C Preferred Stock	—	—	—	—	—	—	—	—	(404)	—	3,794	4	(4)	—	—	—
Rounding Adjustment for Split	—	—	—	—	—	—	—	—	—	—	22	—	—	—	—	—
Payment of Series B Dividend	—	—	—	—	—	—	—	—	—	—	—	—	2,782	(2,782)	—	—
Share-Based Compensation	—	—	—	—	—	—	—	—	—	—	—	—	343,730	—	—	343,730
Conversion of Debenture	—	—	—	—	—	—	—	—	—	—	9,414	9	917,095	—	—	917,104
Issuance of Common Shares for Consulting Fees	—	—	—	—	—	—	—	—	—	—	14	—	234,430	—	—	234,430
Warrants - Abeyance	—	—	—	—	—	—	—	—	—	—	10	—	—	—	—	—
Issuance of Series C Preferred Shares for Cash Proceeds	—	—	—	—	—	—	—	—	1,577	1	—	—	14,999,999	—	—	15,000,000
Stock Dividends to be Issued	—	—	—	—	—	—	—	—	—	—	—	—	(5,676,715)	5,676,715	—	—
Net Income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	16,643,153	16,643,153
Balances, March 31, 2019	—	—	—	—	—	—	44,000	44	2,305	2	13,441	13	151,251,623	8,141,843	(154,218,469)	6,175,056
Cash Paid for Settlement of Preferred B Stock Warrants	—	—	—	—	—	—	—	—	—	—	—	—	(25,000)	—	—	(25,000)
Common Shares issued for:	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of Series B to Common	—	—	—	—	—	—	(44,000)	(44)	—	—	—	—	44	—	—	—
Conversion of Series C Preferred Stock	—	—	—	—	—	—	—	—	(11)	—	4,899,442	4,899	(4,899)	—	—	—
Payment of Series B Dividend	—	—	—	—	—	—	—	—	—	—	—	—	3	(3)	—	—
Conversion of Debenture -Abeyance	—	—	—	—	—	—	—	—	—	—	29,073	29	(29)	—	—	—
Rounding Adjustment for Split	—	—	—	—	—	—	—	—	—	—	57,363	58	(58)	—	—	—
Payment of Consulting Fees	—	—	—	—	—	—	—	—	—	—	680	1	331,029	—	—	331,030
Issuance of Series E and F Preferred Stock	—	—	1,000,000	18,701,000	16,750	1,417,000	—	—	—	—	—	—	—	—	—	—
Change in valuation of Series E and F Preferred Stock	—	—	—	(4,035,000)	—	1,017,000	—	—	—	—	—	—	—	—	—	—
Redemption of Series E and F Preferred Stock	—	—	(1,000,000)	(14,666,000)	(16,750)	(2,434,000)	—	—	—	—	—	—	—	—	—	—
Issuance of Series C Preferred Shares for Cash Proceeds	525	5,000,000	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Stock Dividends to be Issued	—	—	—	—	—	—	—	—	—	—	—	—	(7,737,086)	7,737,086	—	—
Net Loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,856,299)	(3,856,299)
Balances, March 31, 2020	525	$5,000,000	—	$—	—	$—	—	$—	2,294	$2	5,000,000	$5,000	$144,815,627	$15,878,926	$(158,074,768)	$2,624,787

The accompanying notes are an integral part of these consolidated financial statements.

CAMBER ENERGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended March 31,	2020	2019
Cash Flows from Operating Activities
Net Income (Loss)	$(3,856,299)	$16,643,153
Net Loss from Discontinued Operations	—	—
Net Income (Loss) from Continuing Operations	(3,856,299)	16,643,153
Adjustments to Reconcile Net Income (Loss) to Net Cash Used in Operating Activities:
Depreciation, Depletion, Amortization and Accretion	20,420	478,770
Impairment of Oil and Gas Properties	—	1,304,785
Share-Based Compensation	200,690	343,730
Amortization of Discount on Notes	—	1,499,647
Bad Debt Expense	17,694	190,365
Gain on Sale of Property and Equipment	—	(25,808,246)
Litigation Settlement – PetroGlobe	204,842	—
Change in Fair Value of Derivative Liability	(5)	—
Equity in Earnings of Unconsolidated Entity	(957,169)	—
Changes in Operating Assets and Liabilities:
Accounts Receivable	(144,020)	327,489
Other Current Assets	42,523	(34,472)
Accounts Payable and Accrued Expenses	(329,531)	(718,649)
Net Cash Used in Operating Activities from Continuing Operations	(4,800,855)	(5,773,428)
Net Cash Provided by Operating Activities from Discontinued Operations	1,212,391	—
Net Cash Used in Operating Activities	(3,588,464)	(5,773,428)
Investing Cash Flows
Cash paid for Oil and Gas Property Development Costs	—	(2,095,991)
Cash Acquired in Lineal Acquisition	449,763	—
Cash Disposed of in Connection with Lineal Redemption	(2,101,879)	—
Cash Paid for Issuance of Notes Receivable	(7,339,719)	—
Cash Proceeds from (Paid for) Deposits	43,466	(141,009)
Net Cash Provided by (Used in) Investing Activities from Operating Activities	(8,948,369)	(2,237,000)
Cash Used in Investing Activities from Discontinued Operations	(692,650)	—
Cash Used in Investing Activities	(9,641,019)	(2,237,000)
Financing Cash Flows
Proceeds from Issuance of Series C Preferred Stock	5,000,000	15,000,000
Cash Settlement of Preferred B Dividends	(25,000)	—
Net Cash Provided by Financing Activities from Continuing Operations	4,975,000	15,000,000
Cash Provided by Financing Activities from Discontinued Operations	1,132,375	—
Cash Provided by Financing Activities	6,107,375	15,000,000
(Decrease) Increase in Cash	(7,122,108)	6,989,572
Cash at Beginning of the Year	7,778,723	789,151
Cash at End of the Year	$656,615	$7,778,723

The accompanying notes are an integral part of these consolidated financial statements.

CAMBER ENERGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Operations of the Company

Camber Energy, Inc. (“Camber” or the “Company”) is an independent oil and natural gas company engaged in the acquisition, development and sale of crude oil, natural gas and natural gas liquids from various known productive geological formations, including the Cline shale and upper Wolfberry shale in Glasscock County, Texas. Additionally, from the July 8, 2019 acquisition of Lineal Star Holdings, LLC (“Lineal”), until the divestiture of Lineal effective on December 31, 2019, each as discussed below, the Company, through Lineal, was involved in the oil and gas services industry.

On July 8, 2019, the Company acquired Lineal pursuant to the terms of an Agreement and Plan of Merger dated as of the same date (the “Lineal Plan of Merger” and the merger contemplated therein, the “Lineal Merger” or the “Lineal Acquisition”), by and between Lineal, Camber, Camber Energy Merger Sub 2, Inc., Camber’s wholly-owned subsidiary, and the Members of Lineal (the “Lineal Members”). Lineal is a specialty construction and oil and gas services enterprise providing services to the energy industry. Pursuant to the Lineal Plan of Merger, Camber acquired 100% of the ownership of Lineal from the Lineal Members in consideration for newly issued shares of Series E Redeemable Convertible Preferred Stock (“Series E Preferred Stock”) and Series F Redeemable Preferred Stock (“Series F Preferred Stock”). See also “Note 12 - Merger Agreement and Divestiture”. On October 8, 2019, Lineal acquired an 80% interest in Evercon Energy LLC (“Evercon”). The acquisition required Lineal to assume certain liabilities and provide working capital for a period of six months in the amount of $50,000 per month to Evercon. As part of the Lineal Divestiture, described below, Evercon was divested effective December 31, 2019.

On December 31, 2019, the Company entered into a Preferred Stock Redemption Agreement (the “Redemption Agreement”) by and between the Company and Lineal, whereby the Company redeemed the Company’s Series E and F Preferred Stock (the holders of such preferred stock, collectively, the “Preferred Holders”) issued in connection with the Lineal Merger. Pursuant to the Redemption Agreement, effective as of December 31, 2019, ownership of 100% of Lineal was transferred back to the Preferred Holders, and, all of the Series E Preferred Stock and Series F Preferred Stock of the Company outstanding were cancelled through the redemption (the “Lineal Divestiture”). See also “Note 12 - Merger Agreement and Divestiture”.

Prior to the acquisition of Lineal, the Company sold a significant portion of its oil and gas production assets in Oklahoma to N&B Energy, LLC (“N&B Energy”) effective August 1, 2018 (see further discussion in “Note 2 – Liquidation and Going Concern Considerations”). Additionally, as part of the sale of its assets to N&B Energy, the Company also retained a 12.5% production payment (effective until a total of $2.5 million has been received) and a 3% overriding royalty interest, in its then existing Okfuskee County, Oklahoma assets; and an overriding royalty interest on certain other undeveloped leasehold interests, pursuant to an Assignment of Production Payment and Assignments of Overriding Royalty Interests. No payments were received in regard to any of the retained items noted above through March 31, 2020 and the filing date of these financial statements.

Camber retained its assets in Glasscock County and operated wells in Hutchinson County, Texas until completion of the Settlement Agreement discussed below.

On January 31, 2020, the Company entered into a Compromise Settlement Agreement (the “Settlement Agreement”) with PetroGlobe Energy Holdings, LLC (“PetroGlobe”), Signal Drilling, LLC (“Signal”), Petrolia Oil, LLC (“Petrolia”), Prairie Gas Company of Oklahoma, LLC (“PGCO”), and Canadian River Trading Company, LLC (“CRTC”). Pursuant to the Settlement Agreement, the Company agreed to pay PetroGlobe $250,000, of which $100,000 was due upon execution of the Settlement Agreement, which payment has been made, and $150,000 was paid to an escrow account, which will be released by the Company upon the successful transfer of all wells and partnership interests of the Company’s prior wholly-owned subsidiary C E Energy LLC (“CE”) to PetroGlobe which is expected to occur shortly. CE operates all of the wells and leases which we held prior to such transfer which are located in Hutchinson County, Texas. See also “Note 10 – Commitments and Contingencies” – “Legal Proceedings”.

On February 3, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Viking Energy Group, Inc. (“Viking”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock of Viking (the “Viking Common Stock”) issued and outstanding, other than certain shares owned by the Company, Viking and Merger Sub, will be converted into the right to receive the pro rata share of 80% of the Company’s post-closing capitalization, subject to certain adjustment mechanisms discussed in the Merger Agreement (and excluding shares issuable upon conversion of the Series C Preferred Stock of the Company). Holders of Viking Common Stock will have any fractional shares of Company common stock after the Merger rounded up to the nearest whole share. The completion of the Merger is subject to certain closing conditions. A further requirement to the closing of the Merger was that the Company was required to have acquired 25% of Viking’s subsidiary Elysium Energy, LLC (“Elysium”) as part of a $5,000,000 investment in Viking’s Rule 506(c) offering, which transaction was completed on February 3, 2020.  See also “Note 5 – Plan of Merger and Investment in Unconsolidated Entity”.

On March 1, 2018, the Company filed a Certificate of Amendment to the Company’s Articles of Incorporation with the Secretary of State of Nevada to affect a 1-for-25 reverse stock split of all outstanding common stock shares of the Company. The reverse stock split was effective on March 5, 2018. The effect of the reverse stock split was to combine every 25 shares of outstanding common stock into one new share, with no change in authorized shares or par value per share. On December 20, 2018, the Company filed a Certificate of Change with the Secretary of State of Nevada to affect another 1-for-25 reverse stock split of the Company’s (a) authorized shares of common stock (from 500,000,000 shares to 20,000,000 shares); and (b) issued and outstanding shares of common stock. The reverse stock split was effective on December 24, 2018. The effect of the reverse stock split was to combine every 25 shares of outstanding common stock into one new share, with a proportionate 1-for-25 reduction in the Company’s authorized shares of common stock, but no change in the par value per share of the common stock. Effective on April 10, 2019, the Company filed, with the Secretary of State of Nevada, a Certificate of Amendment to the Company’s Articles of Incorporation to increase the number of the Company’s authorized shares of common stock, $0.001 per value per share, from 20,000,000 shares to 250,000,000 shares. On July 3, 2019, the Company filed a Certificate of Amendment to the Company’s Articles of Incorporation with the Secretary of State of Nevada to affect another 1-for-25 reverse stock split of all outstanding common stock shares of the Company. The reverse stock split was effective on July 8, 2019. The effect of the reverse stock split was to combine every 25 shares of outstanding common stock into one new share, with no change in authorized shares (250,000,000 shares of common stock) or par value per share. On October 28, 2019, the Company filed a Certificate of Change with the Secretary of State of Nevada to affect a 1-for-50 reverse stock split of the Company’s (a) authorized shares of common stock (from 250,000,000 shares to 5,000,000 shares); and (b) issued and outstanding shares of common stock. The reverse stock split was effective on October 29, 2019. The effect of the reverse stock split was to combine every 50 shares of outstanding common stock into one new share, with a proportionate 1-for-50 reduction in the Company’s authorized shares of common stock, but with no change in the par value per share of the common stock. The result of the reverse stock split was to reduce, as of the effective date of the reverse stock split, the number of common stock shares outstanding from approximately 74.5 million shares to approximately 1.5 million shares (prior to rounding). Effective on April 16, 2020, Camber filed a Certificate of Amendment to its Articles of Incorporation to increase its authorized shares of common stock to 25 million shares of common stock.

Proportional adjustments were made to the conversion and exercise prices of the Company’s outstanding convertible preferred stock, warrants and stock options, and to the number of shares issued and issuable under the Company’s stock incentive plans in connection with each of the reverse splits described above. The reverse stock splits did not affect any stockholder’s ownership percentage of the Company’s common stock, except to the limited extent that the reverse stock splits resulted in any stockholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share based on each holder’s aggregate ownership of the Company. All issued and outstanding shares of common stock, conversion terms of preferred stock, options and warrants to purchase common stock and per share amounts contained in the financial statements, in accordance with Staff Accounting Bulletin (SAB) TOPIC 4C, have been retroactively adjusted to reflect the reverse splits for all periods presented.

Note 2 – Liquidity and Going Concern Considerations

At March 31, 2020, the Company’s total current assets of $1.1 million were less than its total current liabilities of approximately $2.0 million, resulting in a working capital deficit of $0.9 million, while at March 31, 2019, the Company’s total current assets of $8.2 million exceeded its total current liabilities of approximately $2.1 million, resulting in working capital of $6.1 million. The reduction from working capital of $6.1 million to a working capital deficit of $0.9 million is due to losses from continuing operations, costs incurred with the Lineal merger and ultimate divestiture with Lineal as discussed below under “Note 12 - Merger Agreement and Divestiture”, and $7.3 million of advances on long-term notes receivable relating to amounts loaned to Lineal and advanced to Viking, as discussed in greater detail above under “Note 1 - Organization and Operations of the Company”.

Additionally, recent oil and gas price volatility as a result of geopolitical conditions and the global COVID-19 pandemic have already had, and are expected to continue to have a negative impact on the Company’s financial position and results of operations. Negative impacts could include, but are not limited to, the Company’s ability to sell its oil and gas production, reduction in the selling price of the Company’s oil and gas, failure of a counterparty to make required payments, possible disruption of production as a result of worker illness or mandated production shutdowns or ‘stay-at-home’ orders, and access to new capital and financing.

The factors above raise substantial doubt about the Company’s ability to continue to operate as a going concern for the twelve months following the issuance of these financial statements. The Company believes that it may not have sufficient liquidity to meet its operating costs unless it can raise new funding, which may be through the sale of debt or equity or unless it closes the Viking Merger (discussed below), which is the Company’s current plan, which Merger is anticipated to close in the third calendar quarter of 2020, and which required closing date is currently September 30, 2020, but can be extended until up to December 31, 2020, pursuant to certain conditions in the Merger Agreement. There is no guarantee though that the Viking merger will be completed or other sources of funding be available. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company had no secured debt outstanding as of March 31, 2020.

During the years ended March 31, 2020 and 2019, the Company sold 525 shares and 1,577 shares, respectively, of Series C Preferred Stock pursuant to the terms of various Stock Purchase Agreements, for total proceeds of $5 million and $15 million, respectively.

N&B Energy Asset Disposition Agreement

On July 12, 2018, the Company entered into an Asset Purchase Agreement (as amended by the First Amendment to the Sale Agreement dated August 3, 2018 and the Second Amendment to Sale Agreement dated September 24, 2018, the “Sale Agreement”), as seller, with N&B Energy as purchaser, which entity is affiliated with Richard N. Azar II, the Company’s former Chief Executive Officer and former director (“Azar”), and Donnie B. Seay, the Company’s former director (“Seay”). Pursuant to the Sale Agreement, the Company agreed to sell to N&B Energy a substantial portion of its assets, including all of the assets acquired pursuant to the terms of the December 31, 2015 Asset Purchase Agreement and certain other acquisitions, other than the production payment and overriding royalty interests discussed below (the “Disposed Assets”). In consideration for the Disposed Assets, N&B Energy agreed to pay the Company $100 in cash to assume the Company’s liabilities and contractual obligations in connection with the Disposed Assets (including lease and bonus payments), to assume all of the Company’s obligations and debt owed under its outstanding loan agreement with International Bank of Commerce (“IBC Bank”), which had a then outstanding principal balance of approximately $36.9 million and the other parties agreed to enter into a settlement agreement.

Assumption Agreement

On September 26, 2018, the Company entered into an Assumption Agreement (the “Assumption Agreement”) with IBC Bank; CE Operating, LLC, the Company’s wholly-owned subsidiary (“CE Operating”), which became a party to the Sale Agreement pursuant to the second amendment thereto; N&B Energy; Azar; RAD2 Minerals, Ltd., an entity owned and controlled by Azar (“RAD2”); Seay; and DBS Investments, Ltd., an entity owned and controlled by Seay. Azar, Seay, RAD2, and DBS are collectively referred to as the “Guarantors”.

Pursuant to the Assumption Agreement, N&B Energy agreed to assume all of the Company’s liabilities and obligations owed to IBC Bank and IBC Bank approved the transactions contemplated by the Sale Agreement and the assumption by N&B Energy of all of the amounts and liabilities which the Company owed to IBC Bank (collectively, the “IBC Obligations”). Finally, pursuant to the Assumption Agreement, IBC Bank released and forever discharged the Company and CE Operating and each of their current and former officers, directors, and stockholders, from all covenants, agreements, obligations, claims and demands of any kind, whether in law or at equity, which IBC Bank then had, arising out of or related to the amounts which the Company owed to IBC Bank under the Note, Loan Agreement or mortgages and/or under such documents or agreements, and further agreed to release the lien which IBC Bank then held on certain of the Company’s properties located in west Texas.

N&B Energy Sale Agreement Closing

On September 26, 2018, the transactions contemplated by the Sale Agreement closed and N&B Energy assumed all of the IBC Obligations (pursuant to the Assumption Agreement described above) and paid the Company $100 in cash, and the Company transferred ownership of the Assets to N&B Energy.

Notwithstanding the sale of the Assets, the Company retained its assets in Glasscock and Hutchinson Counties, Texas and also retained a 12.5% production payment (effective until a total of $2.5 million has been received) and a 3% overriding royalty interest, in its prior Okfuskee County, Oklahoma assets; and retained an overriding royalty interest on certain other undeveloped leasehold interests, pursuant to an Assignment of Production Payment and Assignment of Overriding Royalty Interests.

The effective date of the Sale Agreement was August 1, 2018. The Assets were assigned “as is” with all faults.

As a result of the Assumption Agreement and the Sale Agreement, the Company reduced its liabilities by $37.9 million and its assets by approximately $12.1 million.

The following table summarizes the net assets sold and gain recognized in connection with the Assumption Agreement and Sale Agreement:

Transaction Summary
Assumption of IBC Bank Loan	$36,943,617
Assumption of ARO Liability	699,536
Assumption of Capital Lease Obligations and Other	287,074
Cash Received at Closing	100
Oil and Gas Properties Transferred	(12,122,081)
Total Gain on Sale	$25,808,246

Note 3 – Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements of Camber Energy include the accounts of its wholly-owned subsidiaries, Camber Permian LLC, a Texas limited liability company, which is wholly-owned, CE Operating, LLC, an Oklahoma limited liability company, which is wholly-owned, and C E Energy LLC, a Texas limited liability company, which is wholly-owned, and which will be assigned to PetroGlobe shortly after the date of this report, as discussed below under “Note 10 – Commitments and Contingencies” – “Legal Proceedings”. All material intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform them with the current year presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Camber’s financial statements are based on a number of significant estimates, including oil and natural gas reserve quantities which are the basis for the calculation of depreciation, depletion and impairment of oil and natural gas properties, and timing and costs associated with its asset retirement obligations, as well as those related to the fair value of stock options, stock warrants and stock issued for services. While the Company believes that its estimates and assumptions used in preparation of the financial statements are appropriate, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and financial instruments which mature within three months of the date of purchase. The Company maintains cash and cash equivalents in bank deposit accounts, which at times may exceed federally insured limits of $250,000. At March 31, 2020 and 2019, the Company’s cash in excess of the federally insured limit was $399,833 and $7,463,944, respectively. Historically, the Company has not experienced any losses in such accounts. The Company had no cash equivalents at March 31, 2020 or 2019, respectively.

Accounts Receivable

Accounts receivable, net, include amounts due for oil and gas revenues from prior month production, accrued interest on the notes receivable due from Lineal and Viking and an estimate of amounts due from N&B Energy related to the September 2018 Sale Agreement. The allowance for doubtful accounts is the Company’s best estimate of the probable amount of credit losses in the Company’s existing accounts receivable. At March 31, 2020 and March 31, 2019, there were allowances for doubtful accounts of approximately $208,000 and $190,000, respectively, included in accounts receivable, and there were bad debts of $17,694 and $0, recognized for the years ended March 31, 2020 and 2019, respectively.

Notes Receivable

Notes receivable includes the $5,000,000 note from Viking as described in “Note 6 – Long-Term Notes Receivable” and “Note 5 – Plan of Merger and Investment in Unconsolidated Entity”, and two notes due from Lineal in the amounts of $1,539,719 and $800,000, respectively, as more fully discussed in “Note 6 – Long-Term Notes Receivable” and “Note 12 – Merger Agreement and Divestiture”. As of March 31, 2020, the Company had no allowance for uncollectible amounts related to the notes receivable.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their useful lives. Amortization of the equipment under capital leases related to the Lineal operations was computed using the straight-line method over lives ranging from 3 to 5 years and is included in depreciation expense. Costs of maintenance and repairs were charged to expense when incurred.

Long-lived assets including intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the assets carrying amount to determine if an impairment of such asset is necessary. This evaluation, as well as an evaluation of our intangible assets, requires the Company to make long-term forecasts of the future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for the Company’s services and future market conditions. Estimating future cash flows requires significant judgment, and the Company’s projections may vary from the cash flows eventually realized. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period. The effect of any impairment would be to expense the difference between the fair value (less selling costs) of such asset and its carrying value. Such expense would be reflected in earnings. No impairments were deemed necessary for the years ended March 31, 2020 and 2019, respectively.

Investment in Unconsolidated Entities

The Company accounts for its investment in unconsolidated entities under the equity method of accounting when it owns less than 51% of a controlling interest and does not have the ability to exercise significant influence over the operating and financial policies of the entity. The investment is adjusted accordingly for dividends or distributions it receives and its proportionate share of earnings or losses of the entity. The current investment in unconsolidated entities is a 25% in interest in Elysium Energy, LLC, which is involved in oil and gas exploration and production in the United States. The balance sheet of Elysium Energy, LLC at March 31, 2020 included current assets of $4.0 million, total assets of $37.7 million, total liabilities of $34.0 million and net assets of $3.7 million. Additionally, the income statement for Elysium Energy, LLC for the period from February 3, 2020 (the date of investment) through March 31, 2020 included total revenues of $4.0 million and net income of $3.8 million. See also “Note 5 – Plan of Merger and Investment in Unconsolidated Entity”.

Goodwill

Goodwill is tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Goodwill is reviewed for impairment at the reporting unit level, which is defined as operating segments or groupings of businesses one level below the operating segment level. The Company’s operating segments are the same as the reporting units used in its goodwill impairment test. Goodwill is tested for impairment by comparing the estimated fair value of a reporting unit, determined using a market approach, if market prices are available, or alternatively, a discounted cash flow model, with its carrying value. The annual evaluation of goodwill requires the use of estimates about future operating results, valuation multiples and discount rates of each reporting unit to determine their estimated fair value. Changes in these assumptions can materially affect these estimates. Once an impairment of goodwill has been recorded, it cannot be reversed. The Company recognized goodwill during the three months ended September 30, 2019 in conjunction with the Lineal Merger, which was written off during the quarter ended December 31, 2019 as a result of the Lineal Divestiture as discussed in “Note 12 – Merger Agreement and Divestiture”.

Revenue Recognition

Exploration and Production Revenue

The Company’s revenue for its exploration and production operations are comprised entirely of revenue from exploration and production activities. The Company’s oil is sold primarily to marketers, gatherers, and refiners. Natural gas is sold primarily to interstate and intrastate natural-gas pipelines, direct end-users, industrial users, local distribution companies, and natural-gas marketers. Natural gas liquids (“NGLs”) are sold primarily to direct end-users, refiners, and marketers. Payment is generally received from the customer in the month following delivery.

Contracts with customers have varying terms, including month-to-month contracts, and contracts with a finite term. The Company recognizes sales revenues for oil, natural gas, and NGLs based on the amount of each product sold to a customer when control transfers to the customer. Generally, control transfers at the time of delivery to the customer at a pipeline interconnect, the tailgate of a processing facility, or as a tanker lifting is completed. Revenue is measured based on the contract price, which may be index-based or fixed, and may include adjustments for market differentials and downstream costs incurred by the customer, including gathering, transportation, and fuel costs.

Revenues are recognized for the sale of the Company’s net share of production volumes. Sales on behalf of other working interest owners and royalty interest owners are not recognized as revenues.

Oil and Gas Services Revenue

The majority of Lineal’s oil and gas service revenue is derived from contracts and projects that typically span between 3 to 12 months. The oil and gas service contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct.

Lineal’s construction contracts are recognized over time because of the continuous transfer of control to the customer as all of the work is performed at the customer’s site and, therefore, the customer controls the asset as it is being constructed. Contract costs include labor, material, and indirect costs. Accounting for long-term contracts and programs involves the use of various techniques to estimate total contract revenue and costs. For long-term contracts, Lineal estimates the profit on a contract as the difference between the total estimated revenue and expected costs to complete a contract and recognize that profit over the life of the contract.

Contract estimates are based on various assumptions to project the outcome of future events. These assumptions include labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials, and the performance of subcontractors.

The timing of revenue recognition, billings and cash collections results in billed accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts (contract assets) on the consolidated balance sheet. On Lineal’s construction contracts, amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., biweekly or monthly) or upon achievement of contractual milestones. Generally, billing occurs prior to revenue recognition, resulting in contract liabilities. These assets and liabilities are reported on the consolidated balance sheet on a contract-by-contract basis at the end of each reporting period.

Fair Value of Financial Instruments

Accounting Standards Codification (“ASC”) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. It defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.

●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

●	Level 3 – Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

As of March 31, 2020 and March 31, 2019, the significant inputs to the Company’s derivative liability and mezzanine equity calculations were Level 3 inputs.

Concentration of Credit Risk

The Company generally sells a significant portion of its oil and gas production to a relatively small number of customers. For the year ended March 31, 2020, the Company’s consolidated revenues were from the sale of oil, gas and natural gas liquids under marketing contracts primarily with Apache Corporation. For the year ended March 31, 2019, the Company’s consolidated revenues were from the sale of oil, gas and natural gas liquids under marketing contracts primarily with Superior Pipeline Company, Scissortail Energy, LLC and Apache Corporation. The Company has alternative purchasers available at competitive market prices if there is disruption in services or other events that cause the Company to search for other ways to sell the Company’s production.

During the year ended March 31, 2020, one customer accounted for 92% of total revenues. During the year ended March 31, 2019, three customers accounted for 84% of total revenues. The Company does not believe the loss of any customer will have a material effect on the Company because alternative customers are readily available.

Oil and Natural Gas Properties, Full Cost Method

Camber uses the full cost method of accounting for oil and natural gas producing activities. Costs to acquire mineral interests in oil and natural gas properties, to drill and equip exploratory wells used to find proved reserves, and to drill and equip development wells including directly related overhead costs and related asset retirement costs are capitalized.

Under this method, all costs, including internal costs directly related to acquisition, exploration and development activities are capitalized as oil and natural gas property costs on a country-by-country basis. Costs not subject to amortization consist of unproved properties that are evaluated on a property-by-property basis. Amortization of these unproved property costs begins when the properties become proved or their values become impaired. Camber assesses overall values of unproved properties, if any, on at least an annual basis or when there has been an indication that impairment in value may have occurred. Impairment of unproved properties is assessed based on management’s intention with regard to future development of individually significant properties and the ability of Camber to obtain funds to finance their programs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

Sales of oil and natural gas properties are accounted for as adjustments to the net full cost pool with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves. If it is determined that the relationship is significantly altered, the corresponding gain or loss will be recognized in the statements of operations.

Ceiling Test

In applying the full cost method, Camber performs an impairment test (ceiling test) at each reporting date, whereby the carrying value of property and equipment is compared to the “estimated present value” of its proved reserves discounted at a 10% interest rate of future net revenues, based on current economic and operating conditions at the end of the period, plus the cost of properties not being amortized, plus the lower of cost or fair market value of unproved properties included in costs being amortized, less the income tax effects related to book and tax basis differences of the properties. If capitalized costs exceed this limit, the excess is charged as an impairment expense.

During the year ended March 31, 2020, no impairments were recorded. During the year ended March 31, 2019, the Company recorded impairments totaling $1.3 million that were primarily related to unproved properties due to expirations of leaseholds.

Asset Retirement Obligations

The Company records the fair value of a liability for asset retirement obligations (“ARO”) in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The present value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset and is depreciated over the useful life of the asset. Camber accrues an abandonment liability associated with its oil and natural gas wells when those assets are placed in service. The ARO is recorded at its estimated fair value and accretion is recognized over time as the discounted liability is accreted to its expected settlement value. Fair value is determined by using the expected future cash outflows discounted at Camber’s credit-adjusted risk-free interest rate. No market risk premium has been included in Camber’s calculation of the ARO balance.

Other Property and Equipment

Other property and equipment are stated at cost and consist primarily of furniture and computer equipment. Depreciation is computed on a straight-line basis over the estimated useful lives.

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating losses and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and accrued tax liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Camber has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements as of March 31, 2020 and 2019. The Company’s policy is to classify assessments, if any, for tax related interest expense and penalties as interest expense.

Earnings per Common Share

Basic and diluted income (loss) per share calculations are calculated on the basis of the weighted average number of shares of the Company’s common stock outstanding during the year. Diluted earnings per share give effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted earnings per share, the average stock price for the period is used to determine the number of shares assumed to be purchased from the exercise price of the options and warrants. Purchases of treasury stock reduce the outstanding shares commencing on the date that the stock is purchased. Common stock equivalents are excluded from the calculation when a loss is incurred as their effect would be anti-dilutive.

Share-Based Compensation

Camber measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award over the vesting period.

Recently Adopted Accounting Pronouncements

ASC 2014-09, “Revenue from Contracts with Customers (Topic 606)”, supersedes the revenue recognition requirements and industry-specific guidance under Revenue Recognition (Topic 605). Topic 606 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. The Company adopted Topic 606 on April 1, 2018, using the modified retrospective method applied to contracts that were not completed as of April 1, 2018. Under the modified retrospective method, prior period financial positions and results will not be adjusted. The cumulative effect adjustment recognized in the opening balances included no significant changes as a result of this adoption. While the Company does not expect 2020 net earnings to be materially impacted by revenue recognition timing changes, Topic 606 requires certain changes to the presentation of revenues and related expenses beginning April 1, 2018. Refer to “Note 11 – Revenue from Contracts with Customers” for additional information.

In November 2016, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) amending the presentation of restricted cash within the consolidated statements of cash flows. The new guidance requires that restricted cash be added to cash and cash equivalents on the consolidated statements of cash flows. The Company adopted this ASU on April 1, 2018.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). ASU 2016-15 seeks to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update is effective for fiscal years beginning after December 15, 2017. The Company adopted this ASU on April 1, 2018 and the adoption did not have a significant impact to the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations: Clarifying the Definition of a Business, which amends the current definition of a business. Under ASU 2017-01, to be considered a business, an acquisition would have to include an input and a substantive process that together significantly contributes to the ability to create outputs. ASU 2017-01 further states that when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business. The new guidance also narrows the definition of the term “outputs” to be consistent with how it is described in Topic 606, Revenue from Contracts with Customers. The changes to the definition of a business will likely result in more acquisitions being accounted for as asset acquisitions. The guidance is effective for the annual period beginning after December 15, 2017, with early adoption permitted. The Company adopted this ASU on April 1, 2018 and the adoption did not have a significant impact to the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting”, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. ASU 2017-09 is effective for annual periods beginning after December 15, 2017, with early adoption permitted, including adoption in any interim period for which financial statements have not yet been issued. The Company adopted this ASU on April 1, 2018 and the adoption did not have a significant impact to the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016.02 “Leases (Topic 842)”. The new lease guidance supersedes Topic 840. The core principle of the guidance is that entities should recognize the assets and liabilities that arise from leases. Topic 840 does not apply to leases to explore for, or to use, minerals, oil, natural gas and similar nongenerative resources including the intangible right to explore for those natural resources and rights to use the land in which those natural resources are contained. In July 2018, the FASB issued “Leases (Topic 842): Targeted Improvements”, which provides entities with an alternative modified transition method to elect not to recast the comparative periods presented when adopting Topic 842. The Company adopted Topic 842 as of April 1, 2019, using the alternative modified transition, for which, comparative periods, including the disclosures related to those periods, are not restated.

In addition, the Company elected practical expedients provided by the new standard, and the Company has elected to not reassess its prior conclusions about lease identification, lease classification, and initial direct costs and to retain off-balance sheet treatment of short-term leases (i.e., 12 months or less which do not contain purchase options that the Company is reasonably likely to exercise). As a result of the short-term expedient election, the Company does not have leases that require the recording of a net lease asset and lease liability on the Company’s consolidated balance sheet or have a material impact on consolidated earnings or cash flows as of April 1, 2019. Moving forward, the Company will evaluate any new lease commitments for application of Topic 842.

In August 2018, the FASB issued ASU 2018-13, “Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement,” which changes the disclosure requirements for fair value measurements by removing, adding, and modifying certain disclosures. The Company adopted ASU 2018-13 effective April 1, 2019. The adoption did not have a material impact on its consolidated financial statements.

Effective January 1, 2020, the Company adopted the Financial Accounting Standards Board’s update, Financial Instruments – Credit Losses (Topic 326), as amended. The standard requires a valuation allowance for credit losses be recognized for certain financial assets that reflects the current expected credit loss over the asset’s contractual life. The valuation allowance considers the risk of loss, even if remote, and considers past events, current conditions and expectations of the future. The standard did not have a material impact on the Company’s financial statements.

Recently Issued Accounting Pronouncements

The Company does not believe that any recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying consolidated financial statements.

Subsequent Events

The Company has evaluated all transactions through the date the consolidated financial statements were issued for subsequent event disclosure consideration.

NOTE 4 – PROPERTY AND EQUIPMENT

Oil and Gas Properties

Camber uses the full cost method of accounting for oil and natural gas producing activities. Costs to acquire mineral interests in oil and natural gas properties, to drill and equip exploratory wells used to find proved reserves, and to drill and equip development wells including directly related overhead costs and related asset retirement costs are capitalized.

Under this method, all costs, including internal costs directly related to acquisition, exploration and development activities are capitalized as oil and natural gas property costs on a country-by-country basis. Costs not subject to amortization consist of unproved properties that are evaluated on a property-by-property basis. Amortization of these unproved property costs begins when the properties become proved or their values become impaired. Camber assesses overall values of unproved properties, if any, on at least an annual basis or when there has been an indication that impairment in value may have occurred. Impairment of unproved properties is assessed based on management’s intention with regard to future development of individually significant properties and the ability of Camber to obtain funds to finance its programs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

Sales of oil and natural gas properties are accounted for as adjustments to the net full cost pool with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves. If it is determined that the relationship is significantly altered, the corresponding gain or loss will be recognized in the statements of operations.

Costs of oil and natural gas properties are amortized using the units of production method. Amortization expense calculated per equivalent physical unit of production amounted to $1.30 and $1.18 per barrel of oil equivalent for the year ended March 31, 2020 and 2019, respectively.

All of Camber’s oil and natural gas properties are located in the United States. Costs being amortized at March 31, 2020 and 2019 are as follows:

	March 31, 2020	March 31, 2019
Oil and gas properties subject to amortization	$50,352,033	$50,352,306
Oil and gas properties not subject to amortization	28,016,989	28,016,989
Capitalized asset retirement costs	91,850	176,649
Total oil & natural gas properties	78,460,872	78,545,944
Accumulated depreciation, depletion, and impairment	(78,350,605)	(78,333,628)
Net Capitalized Costs	$110,267	$212,316

Impairments

For the year ended March 31, 2020, the Company recorded no impairments. For the year ended March 31, 2019, the Company recorded impairments totaling $1,304,785, which were due to lease expirations.

Additions and Depletion

During the years ended March 31, 2020 and 2019, the Company incurred costs of approximately $0 and $2.1 million, respectively, for technical and other capital enhancements to extend the lives of the Company’s wells. Additionally, the Company recorded $16,977 and $473,521 for depletion for the years ended March 31, 2020 and 2019, respectively.

Disposition of Oil and Natural Gas Properties

On July 12, 2018, the Company entered into the Sale Agreement, as seller, with N&B Energy as purchaser. Pursuant to the Sale Agreement, the Company agreed to sell to N&B Energy a substantial portion of its assets, including all of the assets acquired pursuant to the terms of the December 31, 2015 Asset Purchase Agreement and certain other acquisitions, other than a production payment and overriding royalty interests (the “Disposed Assets”). In consideration for the Disposed Assets, N&B Energy agreed to pay the Company $100 in cash, to assume all of the Company’s obligations and debt owed under its outstanding loan agreement with IBC Bank, which had a then outstanding principal balance of approximately $36.9 million, and certain other parties agreed to enter into a settlement agreement. The transaction closed in September 2018.

Leases

As part of the Lineal Acquisition, the Company acquired various operating and finance leases for sales and administrative offices, motor vehicles and machinery and equipment. Due to the Redemption Agreement discussed below in “Note 12 – Merger Agreement and Divestiture”, the Company no longer owns the operating and finance leases that it had acquired in connection with the Lineal Acquisition.

Effective August 1, 2018, the Company entered into a month-to-month lease at 1415 Louisiana, Suite 3500, Houston, Texas 77002. The entity providing use of the space without charge is affiliated with the Company’s Chief Financial Officer.

NOTE 5 – PLAN OF MERGER AND Investment in Unconsolidated ENTITY

Viking Plan of Merger and Related Transactions

On February 3, 2020, the Company and Viking entered into a merger agreement (the “Merger Agreement”). Pursuant to the Merger Agreement, at the effective time of the Merger, each share of common stock of Viking issued and outstanding, other than certain shares owned by the Company, Viking and the Company’s merger sub which will be merged with and into Viking, with Viking being the surviving entity in the merger (“Merger Sub”), will be converted into the right to receive the pro rata share of 80% of the Company’s post-closing capitalization, subject to certain adjustment mechanisms discussed in the Merger Agreement (and excluding shares issuable upon conversion of the Series C Preferred Stock of the Company). Holders of Viking Common Stock will have any fractional shares of Company common stock after the Merger rounded up to the nearest whole share. The Merger Agreement can be terminated under certain circumstances, including by either Viking or the Company if the Merger has not been consummated on or before September 30, 2020, provided that the Company or Viking shall have the right to extend such date from time to time, until up to December 31, 2020, in the event that the Company has not fully resolved SEC comments on the Form S-4 (a preliminary draft of which has previously been filed) or other SEC filings related to the Merger, and Camber is responding to such comments in a reasonable fashion, subject to certain exceptions.

A further requirement to the closing of the Merger was that the Company was required to have acquired 25% of Viking’s subsidiary Elysium Energy, LLC (“Elysium”) as part of a $5,000,000 investment in Viking’s Rule 506(c) offering, which transaction was completed on February 3, 2020, as discussed below and an additional 5% of Elysium as part of a $4,200,000 investment in Viking’s Rule 506(c) offering, which transaction was completed on June 25, 2020 (as discussed below under “Note 19 – Subsequent Events”. In the event of termination of the Merger Agreement, Camber is required, under certain circumstances described below, to return a portion of the Elysium interests to Viking:

Reason for Termination	Percentage of Elysium Retained by Camber
The reasonable likelihood that the combined company will not meet the initial listing requirements of the NYSE American, required regulatory approvals will not be obtained, or the registration statement on Form S-4 will not be declared effective, through no fault of Camber or Viking	20%*
Termination of the Merger Agreement by either party, through no fault of Camber	25%*
Termination of the Merger Agreement due to a material breach of the Merger Agreement by Camber or its disclosure schedules	0%*
Termination of the Merger Agreement for any reason and in the event the Secured Notes (defined below) are not repaid within 90 days of the date of termination and the Additional Payment (defined below) is not made.	30%

*Assumes the payment of Secured Notes within 90 days of the date of termination of the Merger Agreement and the Additional Payment (defined below) is made.

The Merger Agreement provides that the Secured Notes (defined below) will be forgiven in the event the Merger closes, and the Secured Notes will be due 90 days after the date that the Merger Agreement is terminated by any party for any reason, at which time an additional payment shall also be due to the Company and payable by Viking in an amount equal to (i) 115.5% of the original principal amount of the Secured Notes, minus (ii) the amount due to the Company pursuant to the terms of the Secured Notes upon repayment thereof (the “Additional Payment”) is due.

A required condition to the entry into the Merger was that the Company loan Viking $5 million, pursuant to the terms of a Securities Purchase Agreement, which was entered into on February 3, 2020 (the “SPA”). On February 3, 2020, the Company and Discover entered into a Stock Purchase Agreement pursuant to which Discover purchased 525 shares of Series C Preferred Stock, for $5 million, at a 5% original issue discount to the $10,000 face value of such preferred stock. Pursuant to the SPA, the Company made a $5 million loan to Viking (using funds raised from the sale of the Series C Preferred Stock shares to Discover), which was evidenced by a 10.5% Secured Promissory Note (the “Secured Note”). The Secured Note is secured by a security interest, para passu with the other investors in Viking’s Secured Note offering (subject to certain pre-requisites) in Viking’s then 75% ownership of Elysium and 100% of Ichor Energy Holdings, LLC, which is wholly-owned by Viking. Additionally, pursuant to a separate Security and Pledge Agreement entered into on February 3, 2020, Viking provided the Company a security interest in the membership, common stock and/or ownership interests of all of Viking’s existing and future, directly owned or majority owned subsidiaries, to secure the repayment of the Secured Note.

The Secured Note is convertible into common shares of Viking at a conversion price of $0.24 per share at any time after March 4, 2020, and before the 15th day after Viking’s common stock has traded at an average daily price of at least $0.55 for 15 consecutive business days (at which point the Secured Note is no longer convertible), provided that the Company is restricted from converting any portion of the Secured Note into Viking’s common stock if upon such conversion the Company would beneficially own more than 4.99% of Viking’s common stock (which percentage may be increased or decreased, with 61 days prior written notice to Viking, provided that such percentage cannot under any circumstances be increased to greater than 9.99%).

As additional consideration for the Company making the loan to Viking, Viking assigned the Company a 25% interest in Elysium pursuant to the terms of an Assignment of Membership Interests dated February 3, 2020.

Subsequently, on June 25, 2020, as discussed in greater detail below under “Note 19 – Subsequent Events”, the Company loaned an additional $4.2 million to Viking evidenced by another Secured Note (such $9.2 million in aggregate outstanding Secured Notes, the “Secured Notes”).

Investment in Unconsolidated Entity

The Company accounts for its investment in unconsolidated entities under the equity method of accounting when it owns less than 51% of a controlling interest and does not have the ability to exercise significant influence over the operating and financial policies of the entity. The Company owns 25% of Elysium as of March 31, 2020, as discussed above, and accounts for such ownership under the equity method of accounting. The investment is adjusted accordingly for dividends or distributions it receives and its proportionate share of earnings or losses of the entity. Elysium is involved in oil and gas exploration and production in the United States. The balance sheet of Elysium at March 31, 2020 included current assets of $4.0 million, total assets of $37.7 million, total liabilities of $34.0 million and net assets of $3.7 million. Additionally, the income statement for Elysium for the period from February 3, 2020 (the date acquired) through March 31, 2020 included total revenues of $4.0 million and net income of $3.8 million.

Table below shows the changes in the Investment in entities for the years ended March 31, 2020 and 2019, respectively:

	2020	2019
Carrying amount at beginning of year	$—	$—
Investment in Elysium	—	—
Proportionate Share of Elysium Earnings	957,169	—
Carrying amount at end of year	$957,169	$—

NOTE 6 – LONG-TERM NOTES RECEIVABLE

Long-term notes receivable as of March 31, 2020 and 2019 are comprised of:

	March 31, 2020	March 31, 2019
Note receivable from Viking Energy Group, Inc. pursuant to a 10.5% Secured Promissory Note dated February 3, 2020 in the original principal amount of $5,000,000, having an annual interest rate of 10.5%, with interest due quarterly beginning on May 1, 2020, maturing February 3, 2022. Accrued and unpaid interest of $83,425 is included in accounts receivable at March 31, 2020. The Note is secured by secured interests in 6 Viking Energy Group, Inc. subsidiaries. See also “Note 5 – Plan of Merger and Investment in Unconsolidated Entity”.	$5,000,0000	$—
Note receivable from Lineal Star Holdings, LLC pursuant to a Promissory Note dated effective December 31, 2019, in the original principal amount of $1,539,719, accruing annual interest of 10.5%, due quarterly beginning on March 31, 2020, maturing December 31, 2021, with accrued and unpaid interest of $37,966 included in accounts receivable at March 31, 2020. See also “Note 12 - Merger Agreement and Divestiture”.	1,539,719	—
Note receivable from Lineal Star Holdings, LLC pursuant to a Promissory Note No. 2 dated effective December 31, 2019, in the original principal amount of $800,000, accruing annual interest of 8%, due quarterly beginning on March 31, 2020, maturing December 31, 2021, with accrued and unpaid interest of $15,781 included in accounts receivable at March 31, 2020. See also “Note 12 - Merger Agreement and Divestiture”.	800,000	—
Less: current maturities	—	—
Total	$7,339,719	$—

NOTE 7 – ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amounts of long-term legal obligations associated with the future retirement of oil and natural gas properties for the years ended March 31, 2020 and 2019:

	2020	2019
Carrying amount at beginning of year	$303,809	$979,159
Payments	(149,910)	—
Accretion	2,920	4,725
Dispositions	—	(699,536)
Revisions of previous estimates	(85,069)	19,461
Carrying amount at end of year	$71,750	$303,809

Camber has short-term obligations of $30,227 and $0 related to the plugging liabilities at March 31, 2020 and 2019, respectively.

NOTE 8 – NOTES PAYABLE AND DEBENTURE

The Company had no notes payable or debenture outstanding as of March 31, 2020.

Debenture

On October 31, 2018, an accredited institutional investor, Discover Growth Fund LLC (“Discover”) converted the entire $495,000 remaining balance of principal owed under the terms of a convertible debenture which it held, into an aggregate of 642 shares of common stock, including 5 shares of common stock issuable upon conversion of the principal amount thereof (at a conversion price of $101,562.50 per share), and 637 shares in connection with conversion premiums due thereon (at an initial conversion price, as calculated as provided in such debenture, of $1,912.50 per share). A total of 80 of such shares were issued to Discover in connection with the initial conversion and the remaining shares were held in abeyance subject to Discover’s 9.99% ownership limitation, to be issued from time to time, at the request of Discover. Subsequent to the October 31, 2018 conversion date, Discover was due an additional 38,116 shares of common stock in connection with true ups associated with the original issuance, as a result of the conversion price of the conversion premiums falling to $31.25 per share pursuant to the terms of the convertible debenture. Through March 31, 2020, all of the shares have been issued.

NOTE 9 – DERIVATIVE LIABILITIES

The Company has determined that certain warrants the Company has issued contain provisions that protect holders from future issuances of the Company’s common stock at prices below such warrants’ respective exercise prices and these provisions could result in modification of the warrants’ exercise price based on a variable that is not an input to the fair value of a “fixed-for-fixed” option as defined under FASB ASC Topic No. 815 - 40. The warrants granted to Ironman PI Fund II, LP contain anti-dilution provisions that provide for a reduction in the exercise price of such warrants in the event that future common stock (or securities convertible into or exercisable for common stock) is issued (or becomes contractually issuable) at a price per share (a “Lower Price”) that is less than the exercise price of such warrant at the time. The amount of any such adjustment is determined in accordance with the provisions of the warrant agreement and depends upon the number of shares of common stock issued (or deemed issued) at the Lower Price and the extent to which the Lower Price is less than the exercise price of the warrant at the time. The warrants expired on April 21, 2019.

Activities for derivative warrant instruments during the years ended March 31, 2020 and 2019 were as follows:

	2020	2019
Carrying amount at beginning of period	$5	$5
Change in fair value	(5)	—
Carrying amount at end of period	$—	$5

The fair value of the derivative warrants was calculated using the Black-Scholes pricing model. Variables used in the Black Scholes pricing model as of March 31, 2019 include (1) discount rate of 2.20%, (2) expected term of 0.10 years, (3) expected volatility of 253.77%, and (4) zero expected dividends.

As of March 31, 2020, the Company had 2,294 shares of Series C Preferred Stock issued and outstanding, which shares of preferred stock are convertible into common stock of the Company pursuant to their terms. Such preferred stock is convertible, if converted in full, into more shares of common stock than the Company currently has authorized. Typically this would require the common stock equivalents to be considered tainted derivative instruments, and the Company to record a derivative liability for the aggregate fair value of the tainted securities; however, due to the low probability of the conversion of the Series C Preferred Stock; the ownership limitation therewith, which prevents the holder of such preferred stock from converting such preferred stock into common stock, if upon such conversion such holder would own more than 9.99% of the Company’s then outstanding shares of common stock; and the de minimis value of the tainted securities, the Company has determined that no fair value has to be recorded at this time.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Office Lease. Information regarding the Company’s office space is disclosed in greater detail above under “Note 4 Property and Equipment –Leases”, above.

During March and April 2018, the Company purchased certain equipment pursuant to capital leases. The effective borrowing rate was approximately 35%, and all obligations were due by December 2018. In conjunction with the assignment of the liabilities owed under the IBC Bank loan agreements to N&B Energy in September 2018, as discussed under “Note 2 – Liquidity and Going Concern Considerations” – “Assumption Agreement” all of the remaining obligations were assumed by the purchaser.

Lineal (which as of December 31, 2019 has been completely divested in connection with the Lineal Divestiture discussed in “Note 12 – Merger Agreement and Divestiture”) has the usual liability of contractors for the completion of contracts and the warranty of its work. In addition, Lineal acts as prime contractor on a majority of the projects it undertakes and is normally responsible for the performance of the entire project, including subcontract work. Management is not aware of any material exposure related thereto which has not been provided for in the accompanying consolidated financial statements.

Legal Proceedings. From time to time suits and claims against Camber arise in the ordinary course of Camber’s business, including contract disputes and title disputes. Camber records reserves for contingencies when information available indicates that a loss is probable, and the amount of the loss can be reasonably estimated.

Maranatha Oil Matter

In November 2015, Randy L. Robinson, d/b/a Maranatha Oil Co. sued the Company in Gonzales County, Texas (Cause No. 26160). The plaintiff alleged that it assigned oil and gas leases to the Company in April 2010, retaining a 4% overriding royalty interest and 50% working interest and that the Company failed to pay such overriding royalty interest or royalty interest. The interests relate to certain oil and gas properties which the Company subsequently sold to Nordic Oil USA in April 2013. The petition alleges causes of actions for breach of contract, failure to pay royalties, non-payment of working interest, fraud, fraud in the inducement of contract, money had and received, constructive trust, violation of theft liability act, continuing tort and fraudulent concealment. The suit seeks approximately $100,000 in amounts alleged owed, plus pre-and post-judgment interest. The Company has filed a denial to the claims and intends to vehemently defend itself against the allegations.

PetroGlobe Energy Holdings, LLC and Signal Drilling, LLC

In March 2019, PetroGlobe and Signal sued the Company in the 316th Judicial District of Hutchinson County, Texas (Cause No. 43781). The plaintiffs alleged causes of action relating to negligent misrepresentation; fraud and willful misconduct; gross negligence; statutory fraud; breach of contract; and specific performance, in connection with a purchase and sale agreement entered into between the parties in March 2018, relating to the purchase by plaintiffs of certain oil and gas assets from the Company, and a related joint venture agreement. The lawsuit seeks in excess of $600,000 in damages, as well as pre- and post-judgment interest, court costs and attorneys’ fees, and punitive and exemplary damages. Additionally, a portion of the revenues from the properties in contention are being held in suspense as a result of the lawsuit. On October 31, 2019, the Company brought counterclaims against PetroGlobe and Signal, and Petrolia Oil, LLC and Ian Acrey, including bringing claims for causes of actions including declaratory judgment (that PetroGlobe and certain other plaintiffs represented that a lease and related wells were free of all agreements and rights in favor of third parties and provided a special warranty of title pursuant to the purchase and sale agreement); breach of contract (in connection with the purchase and sale agreement); statutory fraud; common law fraud (against Mr. Acrey and other plaintiffs); fraud by non-disclosure (against Mr. Acrey and other plaintiffs); negligent misrepresentation (against Mr. Acrey and other plaintiffs); breach of fiduciary duty (against Mr. Acrey and other plaintiffs) and seeking attorney’s fees and pre- and post-judgment interest.

On January 31, 2020, the Company entered into a Compromise Settlement Agreement (the “Settlement Agreement”) with PetroGlobe Energy Holdings, LLC (“PetroGlobe”), Signal Drilling, LLC (“Signal”), Petrolia Oil, LLC (“Petrolia”), Prairie Gas Company of Oklahoma, LLC (“PGCO”), and Canadian River Trading Company, LLC (“CRTC”). Pursuant to the Settlement Agreement, the Company agreed to pay PetroGlobe $250,000, of which $100,000 was due upon execution of the Settlement Agreement, which payment has been made, and $150,000 was paid to an escrow account, which release is subject to approval by the Company upon the successful transfer of all wells and partnership interests of the Company’s current wholly-owned subsidiary CE to PetroGlobe.

The Company recognized a net settlement cost of $204,842 included on the statement of operations for the year ended March 31, 2020 in connection with the settlement, which is expected to close shortly after the date of this report.

The Company has since brought the applicable wells into regulatory compliance to the extent such compliance was required by the Railroad Commission of Texas and the Company is in the process of assigning to PetroGlobe all of its right, title and interest in all wells, leases, royalties, minerals, equipment, and other tangible assets associated with specified wells and properties, which is expected to be completed shortly after the date of this report. The Company also plans to assign all of its membership interests in CE to Petrolia shortly after the date of this report.

The Company released the parties to the Settlement Agreement, including Ian Acrey, individually, as well as their officers, directors, or members from any claims asserted in the lawsuit, and the parties to the Settlement Agreement along with Ian Acrey, individually, released the Company, its officers, directors, shareholders and affiliate corporations from any claims asserted in the lawsuit. The Company did not release any claims or causes of action against N&B Energy, LLC, Sezar Energy, LLP related to Richard Azar, or any of their affiliates, or predecessors, or successors.

The parties filed a motion and order to dismiss the lawsuit with prejudice shortly after execution of the Settlement Agreement.

Apache Corporation

In December 2018, Apache Corporation (“Apache”) sued the Company, Sezar Energy, L.P., and Texokcan Energy Management Inc., in the 129th Judicial District Court of Harris County, Texas (Cause 2018-89515). Apache alleged causes of action for Breach of Contract, Money Had & Received and Conversion, relating to amounts Apache alleged it was owed under a joint operating agreement. Apache is seeking $586,438 in actual damages, exemplary damages, pre- and post-judgment interest, court costs and other amounts which it may be entitled. The Company has filed a general denial to the claims and asserted the affirmative defense of failure to mitigate. The parties are currently moving towards discovery. The Company denies Apache’s claims and intends to vehemently defend itself against the allegations.

N&B Energy

On September 12, 2019, N&B Energy filed a petition in the District Court for the 285th Judicial District of Bexar County, Texas (Case #2019CI11816). Pursuant to the petition, N&B Energy raises claims against the Company for breach of contract, unjust enrichment, money had and received and disgorgement, in connection with $706,000 which it alleges it is owed under the Sale Agreement for true ups and post-closing adjustments associated therewith. The petition seeks amounts owed, pre- and post-judgment interest and attorney’s fees. The Company denies N&B Energy’s claims, believes it is owed approximately $400,000 related to the Sale Agreement and intends to vehemently defend itself against the allegations and claims and seek counterclaims. The Company is currently in negotiations to settle the matter with N&B Energy through binding arbitration.

NOTE 11 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Oil and Gas Contracts

The following table disaggregates revenue by significant product type for the years ended March 31, 2020 and 2019, respectively:

	2020	2019
Oil sales	$296,036	$526,365
Natural gas sales	37,049	772,105
Natural gas liquids sales	64,033	1,443,632
Total oil and gas revenue from customers	$397,118	$2,742,102

NOTE 12 – MERGER AGREEMENT AND DIVESTITURE

Merger Agreement

On July 8, 2019 (the “Closing Date”), the Company entered into, and closed the transactions contemplated by, the Lineal Plan of Merger, by and between the Company, Camber Energy Merger Sub 2, Inc., the Company’s then newly formed wholly-owned subsidiary, Lineal, and the Lineal Members. Pursuant to the Lineal Plan of Merger, the Company acquired 100% of the ownership of Lineal from the Lineal Members in consideration for newly issued shares of Series E Redeemable Convertible Preferred Stock and Series F Redeemable Preferred Stock, as described in greater detail below.

In connection with the Lineal Plan of Merger, the Company entered into several other agreements, including (a) a Security Exchange Agreement dated July 8, 2019 (the “Exchange Agreement”), by and between the Company and Discover; (b) a Termination Agreement dated July 8, 2019, by and between the Company and Discover Growth Fund, which purchased shares of Series C Preferred Stock from us in December 2018 (“Discover Growth”, which subsequently transferred all of its shares of Series C Preferred Stock to Discover); and (c) a Funding and Loan Agreement dated July 8, 2019, by and among the Company, Lineal, and certain of the Lineal Members who also acquired shares of the Company’s preferred stock as a result of the Lineal Merger (the “Funding Agreement”), which provided for the Company to loan $1,050,000 to Lineal, which loan was evidenced by a Promissory Note entered into by Lineal, as borrower, in favor of the Company, as lender, dated July 8, 2019 (the “July 2019 Lineal Note”).

Also as part of the Lineal Merger, the Company designated three new series of preferred stock, (1) Series D Convertible Preferred Stock (the “Series D Preferred Stock” and the certificate of designations setting forth the rights thereof, the “Series D Designation”); (2) Series E Redeemable Convertible Preferred Stock (the “Series E Preferred Stock” and the certificate of designation setting forth the rights thereof (the “Series E Designation”); and (3) Series F Redeemable Preferred Stock (the “Series F Preferred Stock” and the certificate of designation setting forth the rights thereof, the “Series F Designation”, and the Series E Preferred Stock and the Series F Preferred Stock, collectively, the “Series E and F Preferred Stock”). Additionally, with the approval of the holders thereof, the Company amended and restated the designation of its Series C Redeemable Convertible Preferred Stock (the “Series C Preferred Stock” and the amended and restated designation setting forth the rights thereof, the “Series C Designation”).

The Lineal Plan of Merger, Series D Designation and Series E Designation, provided that, effective upon the date that the stockholders of the Company had approved the Lineal Plan of Merger and issuance of shares in connection therewith (the “Stockholder Approval” and such date of Stockholder Approval, the “Stockholder Approval Date”), and subject to certain closing conditions, (a) the common stock holders of the Company were to hold between 6% and 6.67% of the Company’s fully-diluted capitalization (depending on certain factors); (b) Discover was to hold Series D Preferred Stock convertible into 26.67% of the Company’s fully-diluted capitalization, subject to the terms of the Series D Preferred Stock; and (c) the Lineal Members, who held the Series E Preferred Stock, were to have the right to convert such Series E Preferred Stock, subject to the terms thereof, as discussed above, into 66.67% of the Company’s fully-diluted capitalization, or 70%, subject to certain factors.

Pursuant to the Lineal Plan of Merger, Merger Sub merged with and into Lineal, with Lineal continuing as the surviving entity in the Lineal Merger and as a wholly-owned subsidiary of the Company.

The Funding Agreement required the Company to fund $1,050,000 in immediately available funds to Lineal (the “Loan”). The Loan was documented by the July 2019 Lineal Note and the Loan was made on July 9, 2019.

The consideration paid for the acquisition was as follows:

Series E Preferred Shares	$18,701,000
Series F Preferred Shares	1,417,000
Total consideration	$20,118,000

The Series E Preferred Shares and the Series F Preferred Shares were determined to be contingently redeemable preferred stock and were accounted for as mezzanine equity. The fair value of the instruments was determined using an income valuation approach to estimated cash flows of the acquired business, analysis of the terms and rights of each class of equity instrument issued by the Company and an assessment of the probability of the various scenarios that could occur depending on the outcome of the Stockholder Approval vote, and the impact each scenario would have on the capital structure of the Company. Subsequent to the date of the Lineal Merger, the instruments will be assessed to determine whether it is probable of the instruments being redeemed as a result of contingencies being resolved. When it is deemed probable, the fair value will be adjusted to the new estimate of fair value in that period.

The allocation of the preliminary purchase price to the assets and liabilities acquired in connection with the Lineal Merger was based on the current values of the assets and liabilities of Lineal as of the Lineal Merger date on July 8, 2019 and are as follows:

Cash	$449,763
Accounts receivable	2,776,477
Deferred tax assets	34,000
Cost in excess of billings	944,250
Property and equipment	1,436,920
Right of use asset – operating leases	913,396
Other current assets and deposits	60,132
Goodwill	17,992,118
Accounts payable – trade	(400,889)
Accrued and other liabilities	(893,013)
Operating lease liabilities	(913,396)
Finance lease liabilities	(313,472)
Loan Payable – shareholder	(492,337)
Notes payable	(1,475,949)
Net assets acquired	$20,118,000

The total purchase price was allocated to the acquired tangible and intangible assets and liabilities of Lineal based on their estimated fair values as of the purchase closing date. The excess of the purchase price over the fair value of assets and liabilities acquired was allocated to goodwill.

Divestiture

On December 31, 2019, the Company entered into, and closed the transactions contemplated by the Redemption Agreement, by and between the Company, Lineal and the Preferred Holders.

Pursuant to the Redemption Agreement, the Company redeemed the Company’s Series E and F Preferred Stock issued in connection with the Lineal Merger and ownership of 100% of Lineal was transferred back to the Preferred Holders, and all of the Series E Preferred Stock and Series F Preferred Stock of the Company outstanding were cancelled through the redemption.

The Redemption Agreement also provided for (a) the entry by Lineal and the Company into a new unsecured promissory note in the amount of $1,539,719, the outstanding amount of the July 2019 Lineal Note together with additional amounts loaned by Camber to Lineal through December 31, 2019 (the “December 2019 Lineal Note”); (b) the unsecured loan by the Company to Lineal on December 31, 2019 of an additional $800,000, entered into by Lineal in favor of the Company on December 31, 2019 (“Lineal Note No. 2”); and (c) the termination of the prior Lineal Plan of Merger and Funding Agreement entered into in connection therewith (pursuant to which all funds previously held in a segregated account for future Lineal acquisitions, less amounts loaned pursuant to Lineal Note No. 2, were released back to the Company). The December 2019 Lineal Note and Lineal Note No. 2, accrue interest, payable quarterly in arrears, beginning on March 31, 2020 and continuing until December 31, 2021, when all interest and principal is due, at 8% and 10% per annum (18% upon the occurrence of an event of default), respectively. As of March 31, 2020, $53,746 of interest related to the December 2019 Lineal Note and Lineal Note No. 2 was accrued and included in the consolidated balance sheet in Accounts Receivable.

The divestiture resulting from the Redemption Agreement qualifies as a discontinued operation in accordance with U.S. generally accepted accounting principles (“GAAP”). As a result, operating results and cash flows related to the Lineal operations have been reflected as discontinued operations in the Company’s consolidated statements of operations and consolidated statements of cash flows for the periods presented.

The net consideration received for the divestiture was as follows:

Return of Series E Preferred Shares	$14,666,000
Return of Series F Preferred Shares	2,434,000
Total net consideration	$17,100,000

The fair value of the instruments immediately prior to the divestiture was determined using an income valuation approach to estimate cash flows of the acquired business, analysis of the terms and rights of each class of equity instrument issued by the Company and an assessment of the probability of the various scenarios that could occur depending on the outcome of the Stockholder Approval vote, and the impact each scenario would have on the capital structure of the Company. Immediately prior to the Lineal Disposition, the Company recognized a gain on the change in fair value of the Series E and F Preferred Shares of $3,018,000, included within net loss from discontinued operations.

The following table summarizes the assets and liabilities of Lineal which were transferred from the Company to the Preferred Holders, together with Lineal, as part of the Redemption agreement:

Cash	$2,101,879
Accounts receivable	1,673,538
Deferred tax assets	34,000
Cost in excess of billings	497,340
Property and equipment	1,996,229
Right of use asset – operating leases	710,898
Other current assets and deposits	49,275
Goodwill	18,314,222
Accounts payable – trade	(260,882)
Accrued and other liabilities	(369,448)
Billings in excess of costs	(445,759)
Operating lease liabilities	(710,898)
Finance lease liabilities	(237,925)
Notes payable	(3,545,841)
Net assets divested	$19,806,628

As a result of the above, the Company recognized a loss on the disposal of the Lineal operations of $2,706,628 included within net loss from discontinued operations.

Components of amounts reflected in the Company’s consolidated statements of operations related to discontinued operations are presented in the following table for the year ended March 31, 2020.

Year Ended
March 31, 2020
Contract revenue	$9,106,764
Contract costs	(7,772,726)
Depreciation and amortization	(155,282)
Selling, general and administrative	(1,649,643)
Operating loss	(470,887)
Other income	273,037
Interest expense	(113,522)
Net (loss) from discontinued operations	(311,372)
Loss on disposal of business	(2,706,628)
Change in value of preferred stock	3,018,000
Total loss on discontinued operations	$—

NOTE 13 – INCOME TAXES

The Company recorded a provision for income taxes of approximately $0 and $3,000 for the years ended March 31, 2020 and March 31, 2019, respectively.

	2020	2019
Current taxes:
Federal	$—	$—
State	—	3,000
	—	3,000
Deferred taxes:
Federal	—	—
State	—	—
	—	—
Total	$—	$3,000

The following is a reconciliation between actual tax expense (benefit) and income taxes computed by applying the U.S. federal income tax rate of 21% to income from continuing operations before income taxes for the years ended March 31, 2020 and 2019:

	2020	2019
Tax expense (benefit), computed at expected tax rates	$(809,941)	$3,495,692
Nondeductible expenses	3,298	77,473
State taxes net of FIT benefit	—	2,370
Return to accrual true-up	—	1,490,624
Change in valuation allowance	806,643	(5,063,159)
Total	$—	$3,000

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred liabilities are presented below:

	At March 31,
	2020	2019
Deferred tax assets:
Net operating tax loss carryforwards	$10,432,878	$9,396,605
Depreciation, depletion and amortization	611,157	643,497
Income from subsidiary	(201,005)	—
Share-based compensation	302,916	302,916
Bad debt reserve	43,692	39,977
Other	—	1
Total deferred tax assets (liabilities)	11,189,638	10,382,996

Less: valuation allowance	(11,189,638)	(10,382,996)
Total	$—	$—

The above estimates are based on management’s decisions concerning certain elections which could change the relationship between net income and taxable income. Management decisions are made annually and could cause the estimates to vary significantly.

The Company experienced an “ownership change” within the meaning of IRC Section 382 during the year ended March 31, 2017. As a result, certain limitations apply to the annual amount of net operating losses that can be used to offset post ownership change taxable income. The Company has estimated that $44.5 million of its pre-ownership change net operating loss could potentially be lost due to the IRC Section 382 limitation for the year ending March 31, 2017. This amount may increase if the Company experiences another ownership change(s) since the last ownership change. However, the income tax effect of those ownership change(s) should be nil as the Company had recorded a full valuation allowance against its deferred assets.

At March 31, 2020, the Company had estimated net operating loss carryforwards for federal income tax purposes of approximately $50 million, adjusted for the ownership change limitation discussed above, which will begin to expire, if not previously used, beginning in the fiscal year 2028. A valuation allowance has been established for the entire amount of the deferred tax assets for the years ended March 31, 2020 and March 31, 2019.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the 2017 Tax Cuts and Jobs Act (“2017 Tax Reform”). The 2017 Tax Reform significantly revised the future ongoing U.S. corporate income tax by, among other things, lowering U.S. corporate income tax rates and implementing a territorial tax system. The Company has reasonably estimated the effects of the 2017 Tax Reform and recorded provisional amounts in the consolidated financial statements as of March 31, 2018. This amount is primarily comprised of the re-measurement of federal net deferred tax liabilities resulting from the permanent reduction in the U.S. statutory corporate tax rate to 21%, from 34%. The Company will continue to monitor additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, so we may make adjustments to the provisional amounts (if any). However, management’s opinion is that future adjustments due to the 2017 Tax Reform should not have a material impact on the Company’s provision for income taxes.

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security Act” (“CARES ACT”). The CARES Act, among other things, includes provisions relating to net operating loss (“NOL”) carryback periods. The Company is evaluating the impact, if any, that the CARES Act may have on the Company’s future operations, financial position, and liquidity in fiscal year 2021. At this time, the Company does not expect to realize the benefits of the NOL carryback provisions.

The Company files income tax returns for federal and state purposes. Management believes that with few exceptions, the Company is not subject to examination by United States tax authorities for periods prior to 2016.

NOTE 14 – STOCKHOLDERS’ EQUITY

Common Stock

On April 20, 2018, Discover was issued 5 shares of common stock as a result of true-ups in connection with the August 23, 2017 conversion of $35,000 of the principal amount of the debenture held by Discover.

During the quarter ended September 30, 2018, the Company issued a stock dividend on the Series B Preferred Stock consisting of 1 share (with a fair value of $15,625 based on the share price at September 30, 2018) of the Company’s common stock. Due to the fact that the Company is in a retained deficit position, the Company recognized a charge to additional paid in-capital of $882 and stock dividends distributable but not issued based on the par value of the common stock issued. During the quarter ended September 30, 2018, the Company issued 1 share to settle a stock dividend accrued on Series B Preferred Stock.

On November 15, 2018, the Company entered into a consulting agreement with Regal Consulting (“Regal”), an investor relations firm, pursuant to which the firm agreed to provide the Company investor relations and consulting services for a period of six months, for monthly consideration of $28,000 and 7 restricted shares of the Company’s common stock. In January 2019, the Company issued 13 shares of restricted common stock to Regal Consulting for the months of November and December 2018, which shares were issued during the year ended March 31, 2019.  On February 13, 2019, and effective on January 31, 2019, the Company entered into a First Amendment to the Consulting Agreement previously entered into with Regal Consulting. Pursuant to the First Amendment, the parties agreed to expand the investor relations services required to be provided by Regal Consulting under the agreement in consideration for $50,000 per month and 40 restricted shares of common stock per month (the “Regal Shares”)(which are fully-earned upon issuance) during the term of the agreement, and agreed to extend the term of the agreement until October 1, 2019 (unless the Company completes an acquisition or combination prior to such date). All of the Regal Shares had been earned and issued to Regal as of September 30, 2019. On October 15, 2019, the Company entered into a Settlement and Mutual Release Agreement (the “Release”) with Regal, pursuant to which it agreed to settle and terminate the consulting agreement with Regal. Pursuant to the Release, the Company agreed to issue Regal 1,514 shares of the Company’s restricted common stock and to pay Regal $17,500 in consideration for agreeing to terminate the agreement. The Company and Regal also provided each other mutual releases in connection with the Release. The 1,514 shares of common stock were issued to Regal on June 1, 2020.

On February 13, 2019, the Company entered into a letter agreement with SylvaCap Media (“SylvaCap”), pursuant to which SylvaCap agreed to act as the Company’s non-exclusive digital marketing service provider in consideration for an aggregate of 480 shares of restricted common stock (the “SylvaCap Shares”), which are fully-earned upon their issuance, and $50,000 per month during the term of the agreement, which ends on November 12, 2019 (unless the Company completes an acquisition or combination prior to such date) or upon termination by either party for cause. The Company also agreed to provide SylvaCap piggy-back registration rights in connection with the SylvaCap Shares and to pay SylvaCap $6,250 every three months as an expense reimbursement. The total value of the restricted shares of common stock due of $261,540 was accrued in common stock payable as of March 31, 2019. The 480 SylvaCap shares were issued in May 2019 and there are no shares due as of March 31, 2020.

During the year ended March 31, 2020, Discover and Discover Growth, which purchased shares of Series C Preferred Stock from the Company in December 2018, and which subsequently transferred all of its shares of Series C Preferred Stock to Discover, converted 11 shares of the Series C Preferred Stock with a face value of $110,000, and a total of 4,899,442 shares of common stock were issued, which includes additional shares for conversion premiums and true ups in connection with those conversions through March 31, 2020.

From April 1, 2019 to March 31, 2020, Discover was issued 29,073 shares of common stock as true-ups in connection with the October 31, 2018 conversion of the $495,000 remaining balance of principal owed under the terms of a convertible debenture. No additional shares were owed to Discover as of March 31, 2020, pursuant to the debenture.

Series A Convertible Preferred Stock

As of March 31, 2020 and 2019, the Company had no Series A Convertible Preferred Stock issued or outstanding.

Series B Redeemable Convertible Preferred Stock

As of March 31, 2020 and 2019, there were 0 and 44,000 shares of Series B Preferred Stock outstanding, respectively, which have the following features:

●	a liquidation preference senior to all of the Company’s common stock;
●	a dividend, payable quarterly, at an annual rate of six percent (6%) of the original issue price until such Series B Preferred Stock is no longer outstanding either due to conversion, redemption or otherwise; and
●	voting rights on all matters, with each share having 1/781,250 of one vote.

During the quarter ended September 30, 2018, the Company issued a stock dividend on the Series B Preferred Stock consisting of 1 share of the Company’s common stock as described above.

On May 15, 2019, the Company entered into a conversion agreement with the then holder of all 44,000 shares of the Company’s then outstanding Series B Preferred Stock. Pursuant to the Conversion Agreement, all of the Series B Preferred Stock was converted into 1 share of the Company’s common stock pursuant to the stated terms of such Series B Preferred Stock, in consideration for $25,000 in cash due at the time of the parties entry into the agreement, which payment was made during the three months ended September 30, 2019. The holder also provided the Company a release in connection with certain of his rights under the Series B Preferred Stock (including any and all accrued and unpaid dividends) and certain other matters.

Effective on May 15, 2020, due to the fact that no shares of Series B Preferred Stock were outstanding, the Board of Directors approved, and the Company filed, a Certificate of Withdrawal of Certificate of Designation relating to such series of preferred stock with the Secretary of State of Nevada and terminated the designation of its Series B Preferred Stock effective as of the same date.

Series C Redeemable Convertible Preferred Stock

During the year ended March 31, 2020, the Company sold 525 shares of Series C Preferred Stock for total proceeds of $5 million. In the event the Merger Agreement entered into with Viking in February 2020 is terminated for any reason, we (until June 22, 2020, when such terms were amended) were required to redeem the 525 shares of Series C Preferred Stock which we sold during the year ended March 31, 2020, at a 110% premium, in an aggregate amount equal to $5,775,000. Because of the requirement to redeem such 525 shares of Series C Preferred Stock in the event the Merger Agreement is terminated, which termination is partially outside the control of the Company, such 525 shares of Series C Preferred Stock is classified as temporary equity on the March 31, 2020 balance sheet. Temporary equity is a security with redemption features that are outside the control of the issuer, is not classified as an asset or liability in conformity with GAAP, and is not mandatorily redeemable. Subsequent to March 31, 2020, on June 22, 2020, the Company and Discover terminated the obligation for Camber to redeem the 525 shares of Series C Preferred Stock upon termination of the Merger Agreement; and provided that a new obligation exists in connection with the required redemption, on similar terms of 630 shares of Series C Preferred Stock sold on June 22, 2020.

During the year ended March 31, 2019, the Company sold and issued 1,577 shares of Series C Preferred Stock pursuant to the terms of a October 2017 Stock Purchase Agreement, October 2018 Stock Purchase Agreement and November 2018 Stock Purchase Agreement, for total consideration of $15 million. As of March 31, 2020 and 2019, there were 2,819 and 2,305 shares of Series C Preferred Stock outstanding, respectively.

During the year ended March 31, 2019, Discover and Discover Growth converted 404 shares of the Series C Preferred Stock with a face value of $4.04 million, and a total of 3,794 shares of common stock were issued, which includes additional shares for conversion premiums and true ups in connection with those conversions through March 31, 2019.

During the year ended March 31, 2020, Discover and Discover Growth converted 11 shares of the Series C Preferred Stock with a face value of $110,000, and a total of 4,899,442 shares of common stock were issued, which includes additional shares for conversion premiums and true ups in connection with those conversions through March 31, 2020.

As of March 31, 2020 and March 31, 2019, the Company accrued common stock dividends on the Series C Preferred Stock based on the then 34.95% premium dividend rate. The Company recognized a total charge to additional paid-in capital and stock dividends distributable but not issued of $7,737,086 and $5,676,715 related to the stock dividend declared but not issued for the years ended March 31, 2020 and 2019, respectively.

Series E Redeemable Convertible Preferred Stock and Series F Convertible Preferred Stock

As described above in “Note 1 – General” and “Note 12 – Merger Agreement and Divestiture”, on the Closing Date, pursuant to the Lineal Plan of Merger, the Company acquired 100% of the ownership of Lineal from the Lineal Members in consideration for 1,000,000 of the newly issued shares of Series E Preferred Stock and 16,750 of the newly issued shares of Series F Preferred Stock and effective on December 31, 2019, the Company divested its ownership in Lineal and the Series E Preferred Stock and Series F Preferred Stock were returned to the Company and cancelled.

Effective on May 15, 2020, due to the fact that no shares of Series E Preferred Stock and Series F Preferred Stock were outstanding, the Board of Directors approved, and the Company filed, Certificates of Withdrawal of the Certificate of Designations relating to such series of preferred stock with the Secretary of State of Nevada and terminated the designation of its Series E Preferred Stock and Series F Preferred Stock effective as of the same date.

Warrants

The following is a summary of the Company’s outstanding warrants at March 31, 2020:

Warrants		Exercise	Expiration	Intrinsic Value at
Outstanding		Price ($)	Date	March 31, 2020
1	(1)	1,171,875.00	April 26, 2021	$—
3	(2)	195,312.50	September 12, 2022	—
32	(3)	12,187.50	May 24, 2023	—
36				$—

(1)	Warrants issued in connection with the sale of convertible notes. The warrants were exercisable on the grant date (April 26, 2016) and remain exercisable until April 26, 2021.
(2)	Warrants issued in connection with funding. The warrants were exercisable on the grant date (September 12, 2017) and remain exercisable until September 12, 2022.
(3)	Warrants issued in connection with a Severance Agreement with Richard N. Azar II, the Company’s former Chief Executive Officer. The warrants were exercisable on the grant date (May 25, 2018) and remain exercisable until May 24, 2023.

NOTE 15 – SHARE-BASED COMPENSATION

Common Stock

The Company stockholders approved the 2014 Stock Incentive Plan (as amended to date, the “2014 Plan”) at the annual stockholder meeting held on February 13, 2014. The 2014 Plan provides the Company with the ability to offer up to 2.5 million (i) incentive stock options (to eligible employees only); (ii) nonqualified stock options; (iii) restricted stock; (iv) stock awards; (v) shares in performance of services; or (vi) any combination of the foregoing, to employees, consultants and contractors as provided in the 2014 Plan.

The Company stockholders approved the Lucas Energy, Inc. 2012 Stock Incentive Plan (“2012 Incentive Plan”) at the annual stockholder meeting held on December 16, 2011. The 2012 Incentive Plan provides the Company with the ability to offer (i) incentive stock options (to eligible employees only); (ii) nonqualified stock options; (iii) restricted stock; (iv) stock awards; (v) shares in performance of services; or (vi) any combination of the foregoing, to employees, consultants and contractors as provided in the 2012 Incentive Plan.

The Company stockholders approved the Lucas Energy, Inc. 2010 Long Term Incentive Plan (“2010 Incentive Plan” or “2010 Plan”) at the annual stockholder meeting held on March 30, 2010. The 2010 Incentive Plan provides the Company with the ability to offer (1) incentive stock options, (2) non-qualified stock options, and (3) restricted shares (i.e., shares subject to such restrictions, if any, as determined by the Compensation Committee or the Board) to employees, consultants and contractors as performance incentives.

Under the 2010 Incentive Plan, 58 shares of the Company’s common stock are authorized for initial issuance or grant, under the 2012 Incentive Plan, 96 shares of the Company’s common stock are authorized for initial issuance or grant, and under the 2014 Incentive Plan, as amended, 2,500,000 shares of the Company’s common stock are authorized for issuance or grant. As of March 31, 2020, there was an aggregate of 1 share available for issuance or grant under the 2010 Incentive Plan, 5 shares were available for issuance or grant under the 2012 Incentive Plan and an aggregate of approximately 1,999 securities were available for issuance or grant under the 2014 Incentive Plan as amended for future issuances and grants, respectively. The number of securities available under the 2010, 2012 and 2014 Plans is reduced one for one for each security delivered pursuant to an award under the Plans. Any issued or granted security that becomes available due to expiration, forfeiture, surrender, cancellation, termination or settlement in cash of an award under the Incentive Plans may be requested and used as part of a new award under the Plans.

The Plans are administered by the Compensation Committee and/or the Board in its discretion (the “Committee”). The Committee interprets the Plans and has broad discretion to select the eligible persons to whom awards will be granted, as well as the type, size and terms and conditions of each award, including the exercise price of stock options, the number of shares subject to awards, the expiration date of awards, and the vesting schedule or other restrictions applicable to awards.

Camber measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award over the vesting period.

Stock Options

The following summarizes Camber’s stock option activity for each of the years ended March 31, 2020 and 2019:

	2020		2019
	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price
Outstanding at Beginning of Year	2	$40,429,700	2	$40,429,700
Expired/Cancelled	—	—	—	—
Outstanding at End of Year	2	$40,429,700	2	$40,429,700

Of the Company’s outstanding options, no options were exercised or forfeited during the years ended March 31, 2020 and 2019, respectively. Compensation expense related to stock options during the years ended March 31, 2020 and 2019 was $0.

Options outstanding and exercisable at March 31, 2020 and 2019 had no intrinsic value. The intrinsic value is based upon the difference between the market price of Camber’s common stock on the date of exercise and the grant price of the stock options.

As of March 31, 2020 and 2019, there was no remaining unrecognized share-based compensation expense related to all non-vested stock options, respectively.

Options outstanding and exercisable as of March 31, 2020:

Exercise	Remaining	Options	Options
Price ($)	Life (Yrs.)	Outstanding	Exercisable
40,429,700	0.50	2	2
	Total	2	2

NOTE 16– INCOME (LOSS) PER COMMON SHARE

The calculation of earnings (loss) per share for the years ended March 31, 2020 and 2019 was as follows:

	Year Ended
	March 31,
	2020	2019
Numerator:
Income (loss)	$(3,856,299)	$16,643,153
Less preferred dividends	(7,737,086)	(5,676,715)
Net income (loss) attributable to common stockholders	$(11,593,385)	$10,966,438

Denominator
Weighted average share – basic	2,109,622	3,951

Dilutive effect of common stock equivalents
Options/warrants	—	—
Preferred C shares	—	37,854

Denominator
Total Weighted average shares – diluted	2,109,622	41,805
Income (loss) per share – basic
Continuing operations	$(5.50)	$2,775.61
Income (loss) per share – diluted
Continuing Operations	$(5.50)	$262.32

For the years ended March 31, 2020 and 2019, the following share equivalents related to convertible debt and warrants to purchase shares of common stock were excluded from the computation of diluted net income (loss) per share as the inclusion of such shares would be anti-dilutive.

	2020	2019
Common Shares Issuable for:
Convertible Debt	276	—
Options and Warrants	38	41
Series C Preferred Shares	1,218,016,833	—
Total	1,218,017,147	41

NOTE 17 – SUPPLEMENTAL CASH FLOW INFORMATION

Net cash paid for interest and income taxes was as follows for the years ended March 31, 2020 and 2019:

	2020	2019
Interest	$14,771	$842,520
Income taxes	$—	$—

Non-cash investing and financing activities for the years ended March 31, 2020 and 2019 included the following:

	2020	2019
Reduction in Accounts Payable for Payments Made on Previously Accrued Capital Expenditures	$—	$547,033
Change in Estimate for Asset Retirement Obligations	$85,069	$19,461
Issuance of Common Stock for Payment of Consulting Fees	$—	$234,430
Settlement of Common Stock Payable	$331,030	$—
Conversion of Preferred B Shares to Common Stock	$44	$365
Stock Dividends Distributable but not Issued	$7,737,086	$5,676,715
Conversion of Notes and Accrued Interest to Common Stock	$—	$917,104
Conversion of Preferred Stock to Common Stock	$4,899	$4
Warrants Issued in Abeyance	$29	$—
Issuance of Common Stock for Dividends	$3	$2,782

Note 18 – FAIR VALUE MEASUREMENTS

When applying fair value principles in the valuation of assets and liabilities, the Company is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The Company has not changed its valuation techniques used in measuring the fair value of any financial assets or liabilities during the fiscal years presented. The fair value estimates take into consideration the credit risk of both the Company and its counterparties.

When active market quotes are not available for financial assets and liabilities, the Company uses industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including credit risk, interest rate curves, foreign currency rates and forward and spot prices for currencies. In circumstances where market-based observable inputs are not available, management judgment is used to develop assumptions to estimate fair value. Generally, the fair value of our Level 3 instruments are estimated as the net present value of expected future cash flows based on internal and external inputs.

Fair Value Measurements

The liabilities and mezzanine equity carried at fair value as of March 31, 2020 and March 31, 2019 were as follows:

March 31, 2020
	Total	Level 1	Level 2	Level 3
Liabilities:
Derivative liability	$—	$—	$—	$—
Total liabilities at fair value	$—	$—	$—	$—

	March 31, 2019
	Total	Level 1	Level 2	Level 3
Liabilities:
Derivative liability	$5	$—	$—	$5
Total liabilities at fair value	$5	$—	$—	$5

There were no transfers in or out of Level 3 for the year ended March 31, 2020.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

In addition to the financial instruments that are recorded at fair value on a recurring basis, the Company records assets and liabilities at fair value on a non-recurring basis as required by U.S. GAAP. Generally, assets are recorded at fair value on a non-recurring basis as a result of impairment charges or as part of a business combination. As discussed in “Note 12 – Merger Agreement and Divestiture” , during the year ended March 31, 2020, the Company recorded non-recurring fair value measurements related to the Lineal Plan of Merger. These fair value measurements were classified as Level 3 within the fair value hierarchy.

Additionally, the Series E Preferred Stock and Series F Preferred Stock were considered contingently redeemable preferred stock and were classified as mezzanine equity during the period. The fair value of these instruments was estimated as part of the accounting for the Lineal Plan of Merger described in “Note 12 – Merger Agreement and Divestiture”. Effective December 31, 2019, the Series E and Series F Preferred Stock were returned to the Company and cancelled as part of the Lineal Divestiture. Immediately prior to the Lineal Divestiture, the estimated fair value of the Series E and Series F Preferred Stock was determined using an income valuation approach to estimate the future cash flows of the Lineal business as of December 31, 2019, including an analysis of the terms and rights of each class of equity and their current value based on the disposition of the Lineal business. No Series E and Series F Preferred Stock was outstanding as of March 31, 2020.

NOTE 19– SUBSEQUENT EVENTS

On April 16, 2020, pursuant to the authorization and approval provided by the stockholders of the Company at the special meeting of stockholders held on April 16, 2020, the Company filed a Certificate of Amendment to its Articles of Incorporation with the Secretary of State of Nevada to increase its authorized shares of common stock, $0.001 par value per share, from 5 million shares to 25 million shares, which filing became effective on the same date.

On February 15, 2020, the Company entered into a letter agreement with Sylva International LLC d/b/a SylvaCap Media (“SylvaCap”), pursuant to which SylvaCap agreed to act as the Company’s non-exclusive digital marketing service provider in consideration for an aggregate of 100,000 shares of restricted common stock (the “SylvaCap Shares”), which are fully-earned upon their issuance, and $50,000 per month during the term of the agreement, which was to end on June 15, 2020. On May 12, 2020, the Company entered into the first amendment to the SylvaCap agreement. Pursuant to the amendment, the Company and SylvaCap extended the term of the letter agreement to October 19, 2020. The SylvaCap Shares were issued on May 15, 2020.

The Company previously designated (a) 2,000 shares of preferred stock as Series A Convertible Preferred Stock (November 2011); (b) 600,000 shares of preferred stock as Series B Redeemable Convertible Preferred Stock (Amended and Restated on August 2016); (c) 50,000 shares of preferred stock as Series D Convertible Preferred Stock (July 2019); (d) 1,000,000 shares of preferred stock as Series E Redeemable Convertible Preferred Stock (July 2019); and (e) 16,750 shares of preferred stock as Series F Redeemable Preferred Stock (July 2019).

Effective May 15, 2020, due to the fact that no shares of Series A Convertible Preferred Stock, Series B Redeemable Convertible Preferred Stock, Series D Convertible Preferred Stock, Series E Redeemable Convertible Preferred Stock or Series F Redeemable Preferred Stock were outstanding, the Board of Directors approved, and the Company filed, Certificate of Withdrawal of Certificate of Designations relating to such series of preferred stock with the Secretary of State of Nevada and terminated the designation of its Series A Convertible Preferred Stock, Series B Redeemable Convertible Preferred Stock, Series D Convertible Preferred Stock, Series E Redeemable Convertible Preferred Stock and Series F Redeemable Preferred Stock effective as of the same date. As a result, the only preferred stock which is currently designated by the Company is the Company’s Series C Redeemable Convertible Preferred Stock.

On May 27, 2020, Viking and Camber entered into the First Amendment to Agreement and Plan of Merger (the “First Amendment”) to amend the Merger Agreement to (i) modify the Camber Percentage (as defined below) adjustment mechanism to cap the aggregate Camber Percentage Increase (as defined below) or Camber Percentage Decrease (as defined below) at 5%; (ii) modify the events resulting in such adjustments; (iii) correct a prior error with such calculation which discussed Camber being required to have $4 million in cash at closing; and (iv) agree that neither party will raise capital from the other party’s existing shareholders without the prior written consent of the other party.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of Viking Common Stock issued and outstanding immediately prior to the Effective Time, other than certain shares owned by Camber, Viking and Camber’s merger subsidiary (which will be cancelled), will be converted into the right to receive the pro rata share of 80% of Camber’s post-Effective Time capitalization, taking into account the number of shares of common stock of Camber outstanding on a fully-diluted basis and without taking into account any shares of common stock which the holder of Camber’s Series C Preferred Stock can receive upon conversion of the Series C Preferred Stock, or a separate series of preferred stock issued in exchange for such Series C Preferred Stock, which has fixed conversion provisions, subject to certain adjustment provisions. Holders of Viking Common Stock will have any fractional shares of Camber common stock after the Merger rounded up to the nearest whole share.

The Merger Agreement, as amended by the First Amendment, provides that the Camber Percentage is to be adjusted as follows: (i) for each (A) $500,000 in Camber unencumbered cash (without any associated debt) available for use by the combined company (the “Combined Company”) after the Effective Time, with a permitted use being to, among other things, pay debt obligations of Viking outside of Viking’s Ichor division or Elysium division, which comes from equity sold by Camber for cash from February 3, 2020, through the Effective Time, which is not contingent or conditional upon the closing of the Merger (the “Camber Surplus Cash”), or (B) $500,000 in other unencumbered assets acquired by Camber after the date of First Amendment and prior to closing without increasing Camber’s liabilities (the “Other Camber Surplus Assets”), the Camber Percentage will increase by an incremental 0.5% (a “Camber Percentage Increase”); and (ii) for each additional $500,000 in Viking unencumbered cash (without any associated debt) for use by the Combined Company after the Effective Time which is not contingent or conditional upon the closing of the Plan of Merger, with a permitted use being to, among other things, pay debt obligations of Viking outside of Viking’s Ichor division or Elysium division in excess of $500,000 at Closing, which comes from equity sold by Viking for cash from February 3, 2020 through the Effective Time, the Camber Percentage will decrease by an incremental 0.5% (a “Camber Percentage Decrease”). The aggregate Camber Percentage Increase or Camber Percentage Decrease shall not exceed 5% pursuant to this particular section of the Merger Agreement, and neither party will raise capital from the other party’s existing shareholders without the prior written consent of such other party.

Since April 1, 2020, and through June 24, 2020, Discover has converted 498 shares of Series C Preferred Stock into approximately 13,033,208 shares of common stock, of which 7,354,416 shares of common stock had been issued as of June 24, 2020, and a total of approximately 5,678,792 shares of common stock were due to Discover, and are held in abeyance until such issuances are requested by Discover, subject to the 9.99% ownership limitation set forth in the designation of the Series C Preferred Stock. The number of Series C Preferred Stock converted by Discover of the Series C Preferred Stock since April 1, 2020, and through June 24, 2020, are summarized below:

●	On April 15, 2020, Discover converted 17 shares of Series C Preferred Stock into 442,804 shares of common stock, all of which have been issued to date;

●	On April 23, 2020, Discover converted 236 shares of Series C Preferred Stock into 6,177,412 shares of common stock, all of which have been issued to date; and

●	On June 23, 2020, Discover converted 245 shares of Series C Preferred Stock into 6,412,992 shares of common stock, of which a total of approximately 5,678,792 shares of common stock remain due to Discover as of June 24, 2020, and are held in abeyance until such issuances are requested by Discover, subject to the 9.99% ownership limitation set forth in the designation of the Series C Preferred Stock.

On June 15, 2020, Viking and the Company entered into a Second Amendment to Agreement and Plan of Merger (the “Second Amendment”) to amend the Merger Agreement to extend the date after which the Merger Agreement can be cancelled by either the Company or Viking, if not completed thereby, from June 30, 2020 to September 30, 2020, provided that either the Company or Viking has the right to further extend such date from time to time, until up to December 31, 2020, in the event that Camber has not fully resolved SEC comments on Registration Statement on Form S-4 which the Company filed in connection with the Merger, or other SEC filings related to the Merger, and the Company is responding to such comments in a reasonable fashion, subject to certain exceptions.

On and effective June 22, 2020, the Company and Discover entered into a Stock Purchase Agreement (the “June 2020 Purchase Agreement”), pursuant to which Discover purchased 630 shares of Series C Preferred Stock for $6 million, at a 5% original issue discount to the $10,000 face value of such preferred stock (the “Face Value”). Pursuant to the June 2020 Purchase Agreement, as long as Discover holds any shares of Series C Preferred Stock, the Company agreed that, except as contemplated in connection with the Merger, the Company would not issue or enter into or amend an agreement pursuant to which the Company may issue any shares of common stock, other than (a) for restricted securities with no registration rights, (b) in connection with a strategic acquisition, (c) in an underwritten public offering, or (d) at a fixed price. The Company also agreed that it would not issue or amend any debt or equity securities convertible into, exchangeable or exercisable for, or including the right to receive, shares of common stock (i) at a conversion price, exercise price or exchange rate or other price that is based upon or varies with, the trading prices of or quotations for the shares of common stock at any time after the initial issuance of the security or (ii) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of the security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the common stock.

Additionally, provided that the Company has not materially breached the terms of the June 2020 Purchase Agreement, the Company may at any time, in its sole and absolute discretion, repurchase from Discover all, but not less than all, of the then outstanding shares of Series C Preferred Stock sold pursuant to the agreement by paying to Discover 110% of the aggregate face value of all such shares.

The Company also agreed to provide Discover a right of first offer to match any offer for financing the Company receives from any person while the shares of Series C Preferred Stock sold pursuant to the June 2020 Purchase Agreement are outstanding, except for debt financings not convertible into common stock, which are excluded from such right to match.

Finally, the Company agreed that if it issues any security with any term more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to Discover, then the Company would notify Discover of such additional or more favorable term and such term, at Discover’s option, may become a part of the transaction documents with Discover.

The Company agreed pursuant to the June 2020 Purchase Agreement that if the Merger does not close by the required date approved by the parties thereto (as such may be extended from time to time), the Company is required, at Discover’s option, in its sole and absolute discretion, to immediately repurchase from Discover all then outstanding Series C Preferred Stock shares acquired by Discover pursuant to the June 2020 Purchase Agreement, by paying to Discover 110% of the aggregate Face Value of all such shares (the “Repurchase Requirement”), which totals $6,930,000.

Finally, the Company agreed to include proposals relating to the approval of the June 2020 Purchase Agreement and the issuance of the shares of common stock upon conversion of the Series C Preferred Stock sold pursuant to the June 2020 Purchase Agreement, as well as an increase in authorized common stock to fulfill the Company’s obligations to issue such shares, at the meeting held to approve the Merger or a separate meeting in the event the Merger is terminated prior to shareholder approval, and to use commercially reasonable best efforts to obtain such approvals as soon as possible and in any event prior to December 31, 2020.

On June 22, 2020, the Company and Discover entered into an Amendment to Stock Purchase Agreement (the “SPA Amendment”), pursuant to which Discover agreed to terminate the obligation set forth in the Stock Purchase Agreement previously entered into between the Company and Discover on February 3, 2020, which contained a Repurchase Requirement substantially similar to the one contained in the June 2020 Purchase Agreement (as to the 525 shares of Series C Preferred Stock sold to Discover on February 3, 2020), which would have required that the Company pay Discover an aggregate of $5,775,000 in connection with the redemption of the 525 shares of Series C Preferred Stock the Company sold to Discover in the event the Merger was terminated.

On June 25, 2020, the Company and Viking entered into a Third Amendment to Agreement and Plan of Merger, which (i) provided for the entry into the June 2020 SPA (defined below) and the loan of the $4.2 million evidenced by the June 2020 Secured Note (discussed below); (ii) provided for the requirement to pay the Additional Payment (as discussed in “Note 5 – Plan of Merger and Investment in Unconsolidated Entity”) as a break-up fee, in the event the Merger is terminated prior to closing; (iii) updated the percentages of Elysium which are required to be returned to Viking upon termination of the Merger (as updated in “Note 5 – Plan of Merger and Investment in Unconsolidated Entity”); (iv) confirm that none of the funds loaned by the Company to Viking will affect the merger ratios set forth in the Merger Agreement; and (v) allow for the Company’s Board of Directors to authorize the payment to the officers and directors of the Company, of consideration of up to $150,000 each ($600,000 in aggregate), for past services rendered and services to be rendered by such individuals through the closing date of the Merger, which compensation has not been formally authorized by the Board of Directors to date, but which is expected to be authorized and documented in the coming weeks.

The discussion of the Merger Agreement included throughout these financial statements (including under “Note 5 – Plan of Merger and Investment in Unconsolidated Entity”) has been updated to take into effect the amendments affected by the Third Amendment.

On June 25, 2020, the Company loaned Viking an additional $4.2 million, pursuant to the terms of a Securities Purchase Agreement, which was entered into on the same date (the “June 2020 SPA”). The $4.2 million loan was evidenced by a 10.5% Secured Promissory Note (the “June 2020 Secured Note” and together with the February 2020 Secured Note, the “Secured Notes”), the repayment of which was secured by the terms of a Security and Pledge Agreement. The June 2020 Secured Note has substantially similar terms as the February 3, 2020 10.5% Secured Note discussed under “Note 5 – Plan of Merger and Investment in Unconsolidated Entity”, and substantially similar security obligations of Viking in connection therewith.

As additional consideration for the Company making the loan to Viking, Viking assigned the Company an additional 5% of Elysium pursuant to the terms of an Assignment of Membership Interests dated June 25, 2020, which brings the Company’s current total ownership of Elysium up to 30%.

Supplemental Oil and Gas Disclosures (Unaudited)

The following disclosures for the Company are made in accordance with authoritative guidance regarding disclosures about oil and natural gas producing activities. Users of this information should be aware that the process of estimating quantities of “proved,” “proved developed,” and “proved undeveloped” crude oil, natural gas liquids and natural gas reserves is complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions (upward or downward) to existing reserve estimates may occur from time to time. Although reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

Proved reserves represent estimated quantities of crude oil, natural gas liquids and natural gas that geoscience and engineering data can estimate, with reasonable certainty, to be economically producible from a given day forward from known reservoirs under economic conditions, operating methods and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

Proved developed reserves are proved reserves expected to be recovered under operating methods being utilized at the time the estimates were made, through wells and equipment in place or if the cost of any required equipment is relatively minor compared to the cost of a new well.

The Company reported financial results from its acquisition of 25% of the membership interests of Elysium effective February 3, 2020, based on information provided by Viking’s management, which was derived from reserve reports prepared by an independent third party in conjunction with the acquisition due diligence as of September 1, 2019. Those balances were then adjusted for production reported by the seller through December 31, 2019 and then for actual production from the acquisition date through March 31, 2020. Elysium reported estimated total net reserves as of March 31, 2020 were 2,988,160 barrels (Bbls) of crude oil and 41,576,500 thousand cubic feet (Mcf) of natural gas which translates to an equivalent of 9,917,580 barrel of oil equivalents (Boe). Camber’s 25% interest in Elysium equates to ownership of 747,040 Bbls of crude oil and 10,394,130 Mcf of natural gas, which translates to an equivalent of 2,479,390 Boe.

These reserves are based on the Oil and Gas Benchmark Prices to Estimate Year-End Petroleum Reserves and Values Using U.S. Securities and Exchange Commission Guidelines from the Modernization of Oil and Gas Reporting and on the quantities of oil, natural gas and natural gas liquids (NGLs), which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, under existing economic conditions, operating methods and government regulations, prior to the time at which contracts providing the rights to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. Reserves and economic evaluation of all of the Company’s properties are prepared on a well-by-well basis. The accuracy of the reserve estimates is a function of the quality and quantity of available data; interpretation of that data; and accuracy of various mandated economic assumptions.

As of March 31, 2020, Viking had net capitalized costs of $30.2 million and a net operating income from its oil and gas properties of $1.6 million. Camber’s 25% ownership in Elysium equates to net capitalized costs of $7.6 million and net operating income from its interest in the Elysium oil and gas properties of $0.4 million.

Viking’s management used an average monthly crude oil price of $52.048 per Bbl and a natural gas price of $2.74 per Mcf, for the twelve months ended March 31, 2020, to calculate the estimated discounted future net cash flow (“PV-10”) before tax expenses for total proved reserves of Elysium of approximately $104.9 million. Camber’s 25% ownership of Elysium equates to a PV10 before tax expense $26.2 million. Oil, natural gas and NGL prices are market driven and have been historically volatile, and we expect that future prices will continue to fluctuate due to supply and demand factors, seasonality, and geopolitical and economic factors, and such volatility can have a significant impact on our estimates of proved reserves and the related PV-10 value.

Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required. Reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

PROVED RESERVE SUMMARY

All of the Company’s reserves are located in the United States. The following tables sets forth the changes in Camber’s net proved reserves (including developed and undeveloped reserves) for the years ended March 31, 2020 and 2019. Reserves estimates as of March 31, 2020 and 2019, respectively, were estimated by the independent petroleum consulting firm Graves & Co. Consulting LLC:

	March 31,
	2020	2019
Crude Oil (Bbls)
Net proved reserves at beginning of year	124,524	129,573
Revisions of previous estimates	(64,275)	(3,868)
Purchases in place	—	—
Extensions, discoveries and other additions	—	—
Sales in place	—	(75)
Production	(5,399)	(8,846)
Net proved reserves at end of year	54,850	124,520

Natural Gas (Mcf)
Net proved reserves at beginning of year	208,710	8,147,168
Revisions of previous estimates	18,005	(7,609,052)
Purchases in place	—	—
Extensions, discoveries and other additions	—	—
Sales in place	—	(7,983)
Production	(18,892)	(321,423)
Net proved reserves at end of year	207,823	208,710

NGL (Bbls)
Net proved reserves at beginning of year	44,110	1,435,703
Revisions of previous estimates	4,381	(1,338,916)
Purchases in place	—	—
Extensions, discoveries and other additions	—	—
Sales in place	—	(1,418)
Production	(4,536)	(51,269)
Net proved reserves at end of year	43,955	44,100

Oil Equivalents (Boe)
Net proved reserves at beginning of year	203,406	2,923,138
Revisions of previous estimates	(56,880)	(2,603,224)
Purchases in place	—	—
Extensions, discoveries and other additions	—	—
Sales in place	—	(2,823)
Production	(13,084)	(113,685)
Net proved reserves at end of year	133,442	203,406

The following table sets forth Camber’s proved developed and undeveloped reserves at March 31, 2020 and 2019:

	At March 31,
	2020	2019
Proved Developed Producing Reserves
Crude Oil (Bbls)	54,850	76,490
Natural Gas (Mcf)	207,823	208,710
NGL (Bbls)	43,955	44,100
Oil Equivalents (Boe)	133,442	155,376

Proved Developed Non-Producing Reserves
Crude Oil (Bbls)	—	48,030
Natural Gas (Mcf)	—	—
NGL (Bbls)	—	—
Oil Equivalents (Boe)	—	48,030

Proved Undeveloped Reserves
Crude Oil (Bbls)	—	—
Natural Gas (Mcf)	—	—
NGL (Bbls)	—	—
Oil Equivalents (Boe)	—	—

Proved Reserves
Crude Oil (Bbls)	54,850	124,520
Natural Gas (Mcf)	207,823	208,710
NGL (Bbls)	43,955	44,100
Oil Equivalents (Boe)	133,442	203,406

*The Company engaged Graves & Co Consulting, LLC, an independent reserve engineering firm, to provide a reserve report on the Company’s properties as of March 31, 2020.

Proved Developed Not Producing Reserves

At March 31, 2020 and 2019, the Company had proved developed not producing reserves of crude oil of 0 Bbls and 48,030, respectively.

Proved Undeveloped Reserves

At March 31, 2020 and 2019, the Company had no proved undeveloped reserves.

The following table sets forth Camber’s net reserves in Boe by reserve category and by formation at March 31, 2020 and 2019:

	Proved Developed	Proved Non-Producing	Proved Undeveloped	Total Proved
Hutchinson Area
At March 31, 2020	—	—	—	—
At March 31, 2019	18,200	48,030	—	66,230
Trend Area
At March 31, 2020	133,442	—	—	133,442
At March 31, 2019	132,361	—	—	132,361
Other
At March 31, 2020	—	—	—	—
At March 31, 2019	4,815	—	—	4,815
Total
At March 31, 2020	133,442	—	—	133,442
At March 31, 2019	155,376	48,030	—	203,406

Capitalized Costs Relating to Oil and Natural Gas Producing Activities. The following table sets forth the capitalized costs relating to Camber’s crude oil and natural gas producing activities at March 31, 2020 and 2019:

	At March 31,
	2020	2019
Oil and gas properties subject to amortization	$50,352,033	$50,352,306
Oil and gas properties not subject to amortization	28,016,989	28,016,989
Capitalized asset retirement costs	91,850	176,649
Total oil & natural gas properties	78,460,872	78,545,944
Accumulated depreciation, depletion, and impairment	(78,350,605)	(78,333,628)
Net Capitalized Costs	$110,267	$212,316

Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities. The following table sets forth the costs incurred in Camber’s oil and natural gas property acquisition, exploration and development activities for the years ended March 31, 2020 and 2019:

	2020	2019
Acquisition of properties
Proved	$—	$—
Unproved	—	—
Exploration costs	—	—
Development costs	—	1,548,953
Total	$—	$1,548,953

Results of Operations for Oil and Natural Gas Producing Activities. The following table sets forth the results of operations for oil and natural gas producing activities for the years ended March 31, 2020 and 2019:

	2020	2019
Crude oil and natural gas revenues	$397,118	$2,742,102
Production costs	(494,096)	(3,003,901)
Depreciation and depletion	(16,977)	(473,521)
Results of operations for producing activities, excluding corporate overhead and interest costs	$(113,955)	$(735,320)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves. The following information has been developed utilizing procedures prescribed by ASC Topic 932 and based on crude oil and natural gas reserves and production volumes estimated by the independent petroleum consultants of Camber. The estimates were based on a 12-month average of first-of-the-month commodity prices for the years ended March 31, 2020 and 2019. The following information may be useful for certain comparison purposes, but should not be solely relied upon in evaluating Camber or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of Camber.

The future cash flows presented below are based on cost rates and statutory income tax rates in existence as of the date of the projections and average prices over the preceding twelve months. It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable and possible as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The following table sets forth the standardized measure of discounted future net cash flows from projected production of Camber’s oil, NGL, and natural gas reserves as of March 31, 2020 and 2019:

	At March 31,
	2020	2019
Future cash inflows	$4,069,441	$9,223,561
Future production costs	(1,832,098)	(4,073,084)
Future development costs	—	(595,000)
Future income taxes	(469,846)	(956,650)
Future net cash flows	1,767,497	3,598,827
Discount to present value at 10% annual rate	(803,608)	(1,520,346)
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$963,889	$2,078,481

Changes in Standardized Measure of Discounted Future Net Cash Flows. The following table sets forth the changes in the standardized measure of discounted future net cash flows for each of the years ended March 31, 2020 and 2019:

	2020	2019
Standardized measure, beginning of year	$2,078,481	$7,468,115
Crude oil and natural gas sales, net of production costs	96,978	260,928
Net changes in prices and production costs	(408,944)	1,842,171
Changes in estimated future development costs	(324,481)	344,759
Revisions of previous quantity estimates	(145,373)	17,112,424
Accretion of discount	122,014	263,955
Net change in income taxes	304,877	3,460,184
Purchases of reserves in place	—	—
Sales of reserves in place	—	(10,083)
Change in timing of estimated future production	(759,663)	(28,663,972)
Standardized measure, end of year	$963,889	$2,078,481

PART I — FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

VIKING ENERGY GROUP, INC. Consolidated Balance Sheets

	June 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Current assets:
Cash	$1,921,408	$1,761,495
Restricted cash	2,569,003	3,877,229
Accounts receivable – oil and gas - net	4,667,407	2,864,114
Prepaid expenses	53,378	168,994
Total current assets	9,211,196	8,671,832

Oil and gas properties, full cost method
Proved developed producing oil and gas properties, net	87,818,028	68,924,441
Proved undeveloped and non-producing oil and gas properties, net	58,047,338	50,817,675
Total oil and gas properties, net	145,865,366	119,742,116

Fixed assets, net	450,352	509,934
Derivative asset	8,428,610	-
Deposits	121,196	2,821,594
TOTAL ASSETS	$164,076,720	$131,745,476

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,595,600	$3,791,894
Accrued expenses and other current liabilities	4,082,845	3,229,594
Undistributed revenues and royalties	2,992,029	2,247,678
Derivative liability	-	5,158,822
Amount due to director	590,555	590,555
Current portion of long-term debt and other short-term borrowings – net of debt discount	63,059,086	19,225,045
Total current liabilities	72,320,115	34,243,588
Long term debt - net of current portion and debt discount	69,609,772	84,988,117
Operating lease liability	276,034	308,279
Asset retirement obligation	5,294,243	3,538,637
TOTAL LIABILITIES	147,500,164	123,078,621

Commitments and contingencies (Note 8)

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 5,000,000 shares authorized, 28,092 shares issued and outstanding as of June 30, 2020 and December 31, 2019	28	28
Common stock, $0.001 par value, 500,000,000 shares authorized, 160,072,118 and 124,198,309 shares issued and outstanding as of June 30, 2020 and December 31, 2019 respectively.	160,072	124,198
Additional paid-in capital	44,123,010	38,825,392
Accumulated deficit	(27,551,915)	(30,282,763)
Equity attributable to Viking Energy Group, Inc.	16,731,195	8,666,855
Noncontrolling interest	(154,639)	-
TOTAL STOCKHOLDERS’ EQUITY	16,576,556	8,666,855
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$164,076,720	$131,745,476

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VIKING ENERGY GROUP, INC. Consolidated Statements of Operations (Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Revenue
Oil and gas sales	$9,549,863	$8,734,323	$21,337,815	$18,080,915

Operating expenses
Lease operating costs	4,396,789	2,857,278	8,155,992	5,456,672
General and administrative	917,190	1,257,959	2,201,837	2,291,304
Stock based compensation	197,632	2,500	451,382	42,082
Depreciation, depletion andamortization	2,921,208	2,228,191	6,098,410	4,598,879
Accretion - ARO	115,658	75,681	241,278	158,227
Total operating expenses	8,548,477	6,421,609	17,148,899	12,547,164

Income from operations	1,001,386	2,312,714	4,188,916	5,533,751

Other income (expense)
Interest expense	(6,909,555)	(3,192,574)	(11,493,115)	(6,323,967)
Amortization of debt discount	(1,542,074)	(2,304,291)	(2,777,604)	(4,583,250)
Change in fair value of derivatives	(9,292,013)	4,474,016	13,587,431	(5,271,567)
Loss on financing settlements	(931,894)	-	(931,894)
Interest and other income	1,200	2,481	2,475	5,898
Total other income (expense)	(18,674,336)	(1,020,368)	(1,612,707)	(16,172,886)

Net income (loss) before income taxes	(17,672,950)	1,292,346	2,576,209	(10,639,135)
Income tax benefit (expense)	-	-	-	-
Net income (loss)	(17,672,950)	1,292,346	2,576,209	(10,639,135)
Net (income) loss attributable to noncontrolling interest	1,111,808	-	154,639	-
Net income (loss) attributable to Viking Energy Group, Inc.	$(16,561,142)	$1,292,346	$2,730,848	$(10,639,135
Earnings (loss) per common share
Basic and Diluted	$(0.13)	$0.01	$0.02	$(0.12)
Weighted average number of common shares outstanding
Basic and Diluted	133,722,276	91,192,033	129,521,255	91,147,958

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VIKING ENERGY GROUP, INC. Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended
	June 30,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$2,576,209	$(10,639,135)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Change in fair value of derivative liability	(13,587,431)	5,271,567
Stock based compensation	451,382	42,082
Depreciation, depletion and amortization	6,098,410	4,598,879
Amortization of operational right-of-use assets	1,192	2,228
Accretion – Asset retirement obligation	241,278	158,227
Amortization of debt discount	2,777,604	4,583,250
Loss on financing settlement	931,894
Stock based interest expense	2,178,356
Changes in operating assets and liabilities
Accounts receivable	(1,803,293)	(2,362,672)
Prepaid expenses and other assets	66,014	33,874
Accounts payable	(2,196,294)	(1,607,849)
Accrued expenses and other current liabilities	1,688,127	1,727,325
Undistributed revenues and royalties	744,351	100,416
Net cash provided by operating activities	167,799	1,908,192

Cash flows from investing activities:
Investment in and acquisition of oil and gas properties	(1,184,830)	(3,319,812)
Proceeds from sale of oil and gas interests	-	287,966
Net cash used in investing activities	(1,184,830)	(3,031,846)

Cash flows from financing activities:
Proceeds from long term debt	8,641,421	2,734,143
Proceeds from amount due to director	-	195,000
Proceeds from exercise of warrants	38,000	-
Short term advance	-	693,706
Repayment of long-term debt	(8,810,703)	(1,464,566)
Net cash provided by (used in) financing activities	(131,282)	2,158,283

Net increase (decrease) in cash	(1,148,313)	1,034,629
Cash and Restricted Cash, beginning of period	5,638,724	4,009,892

Cash and Restricted Cash, end of period	$4,490,411	$5,044,521
Supplemental Cash Flow Information:
Cash paid for:
Interest	$7,613,188	$4,383,027
Income taxes	$-	$-

Supplemental disclosure of Non-Cash Investing and Financing Activities:
Recognition of asset retirement obligation	$1,514,328	$94,796
Recognition of right-of-use asset and lease liability	$-	$367,365
Amortization of right-of-use asset and lease liability	$15,751	$28,738
Purchase of transportation equipment through direct financing	$-	$56760
Proceeds from sale of oil and gas properties paid directly to reduce debt	$-	$3,800,000
Elimination of asset retirement obligation associated with sale of assets	$-	$797,796
Issuance of warrant shares as reduction of debt	$15,000	$-
Issuance of shares as discount on debt	$718,860	$-
Private placement debt exchanged for new private placement debt	$2,160,150	$-
Purchase of working interest through new debt	$29,496,356	$-
Accrued interest rolled into new private placement	$103,583	$-
Issuance of shares as reduction of debt and accrued expenses	$4,110,250	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VIKING ENERGY GROUP, INC. Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

For the six months ended June 30, 2020

						Retained
	Preferred Stock		Common Stock		Additional	Earnings		Total
	Number	Amount	Number	Amount	Paid-in Capital	(Accumulated Deficit)	Noncontrolling Interest	Stockholders' Equity
Balances at December 31, 2019	28,092	$28	124,198,309	$124,198	$38,825,392	$(30,282,763)	$-	$8,666,855

Shares issued for services			3,235,255	3,235	448,147			451,382
Warrant exercise			416,250	416	37,584			38,000
Warrants exercised to reduce debt			150,000	150	14,850			15,000
Shares issued as debt discount			5,921,018	5,921	712,939			718,860
Shares issued as payment on debt			26,151,286	26,152	4,084,098			4,110,250
Net income (loss)						2,730,848	(154,639)	2,576,209

Balances at June 30, 2020	28,092	$28	160,072,118	$160,072	$44,123,010	$(27,551,915)	$(154,639)	$16,576,556

For the six months ended June 30, 2019

						Retained
	Preferred Stock		Common Stock		Additional	Earnings		Total
	Number	Amount	Number	Amount	Paid-in Capital	(Accumulated Deficit)	Noncontrolling Interest	Stockholders' Equity
Balances at December 31, 2018	28,092	$28	90,989,025	$90,989	$32,015,913	$(10,891,913)	$-	$21,215,017

Shares issued for services			210,929	211	41,871			42,082
Net loss						(10,639,135)		(10,639,135)

Balances at June 30, 2019	28,092	$28	91,199,954	$91,200	$32,057,784	$(21,531,048)	$-	$10,617,964

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VIKING ENERGY GROUP, INC. Notes to Consolidated Financial Statements (Unaudited)

Note 1. Nature of Business and Going Concern

Viking Energy Group, Inc. (“Viking” or the “Company”) is engaged in the acquisition, exploration, development and production of oil and natural gas properties, both individually and through collaborative partnerships with other companies in this field of endeavor. Since the beginning of 2019 the Company has had the following related activities:

●	On May 1, 2019, the Company’s subsidiary, Mid-Con Development, LLC sold all of its interests in the oil and gas assets Mid-Con Development, LLC owned in Ellis and Rooks Counties, Kansas, consisting of working interests in approximately 41 oil leases comprising several thousand acres.
●	On May 10, 2019, Petrodome Louisiana Pipeline LLC ("Petrodome LA"), a subsidiary of the Company’s subsidiary, Petrodome Energy, LLC, acquired a majority working interest in 6 gas wells (including 2 producing gas wells), 1 producing oil well and 1 salt water disposal well located in the East Mud Lake Field in Cameron Parish, Louisiana, with leases to mineral rights (oil and gas) concerning approximately 765 acres.
●	On February 3, 2020, Elysium Energy, LLC (“Elysium”), a wholly-owned subsidiary of Viking’s majority-owned subsidiary, Elysium Energy Holdings, LLC (“Elysium Holdings”), acquired interests in certain oil and gas properties located in Texas and Louisiana. The assets purchased included leases, working interests, and over-riding royalty interests in oil and gas properties in Texas (approximately 72 wells) and Louisiana (approximately 55 wells), along with associated equipment. On February 4, 2020, Elysium hedged 75% of the estimated oil and gas production associated with the newly acquired assets for 2020, 60% of the estimated production for 2021 and 50% of the estimated production for the period between January 2022 to July 2022. Theses hedges have a floor of $45 and a ceiling ranging from $52.70 to $56 for oil, and a floor of $2 and a ceiling of $2.425 for natural gas.

These accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company generated net income of $2,576,209 for the six months ended June 30, 2020 as compared to a net loss of $10,639,135 for the six months ended June 30, 2019. As of June 30, 2020, the Company has a working capital deficiency in excess of $62,000,000. The largest components of current liabilities creating this deficiency are (a) notes payable with a face value aggregating approximately $6.5 million as of June 30, 2020, due in August and December of 2020, (b) a revolving credit facility with a balance of $7,090,000 as of June 30, 2020, due in May of 2021, (c) a note payable of approximately $15.5 million as of June 30, 2020, due in June of 2021, (d) a term loan agreement of approximately $31.7 million as of June 30, 2020, and (e) other debtor obligations requiring principal payments of approximately $2 million in 2020.

Management has evaluated these conditions and has developed a plan which, in part, address these obligations as follows:

●

The acquisition of Petrodome Energy LLC in 2017 and the oil and gas expertise retained by Petrodome at the end of 2017 provided an internal lease operating company to efficiently evaluate development opportunities.

●

The Ichor Energy Acquisition at the end of 2018 is believed to provide cash flow sufficient to not only satisfy the Company’s debt service associated with this acquisition, but to also fund a work over program to increase this purchased production beyond its current average daily production of 2,000 BOE and provide a quicker principal reduction, resulting in an increased equity position relative to these assets. Cash generated from the operation of these assets is restricted to lease operating expenses, the payment of debt service on the associated term loan, and distributions to Viking of $65,000 per month for general and administrative expenses, and a quarterly tax distribution at the current statutory rates if applicable. On a quarterly basis after appropriate distributions to the Company, any cash in excess of $2,000,000 plus unfunded approved development projects is swept by the term loan lender as an additional principal payment on the debt.

●

The Company has a revolving credit facility with CrossFirst Bank, which was approved for $30,000,000. The balance outstanding at June 30, 2020 is approximately $7,090,000 with a maturity date of May 10, 2021. Additional funds could be made available from this facility for projects reviewed and approved by the lender.

●

The Elysium Energy Acquisition on February 3, 2020 is believed to provide cash flow sufficient to not only satisfy the Company’s debt service associated with this acquisition, but to also fund a development program to increase this purchased production beyond its current average daily production of 2,700 BOE and provide a quicker principal reduction, resulting in an increased equity position relative to these assets. Cash generated from the operation of these assets is restricted to lease operating expenses, the payment of debt service on the associated term loan, certain oil and gas development projects approved by the lender, and a cost allocation for general and administrative expenses of $150,000 per month. Additionally, to the extent that Elysium has excess cash flow (as specified in the term loan agreement), the Company is required to make mandatory prepayments of the term loan, without penalty or premium, equal to seventy-five percent (75%) of such Excess Cash Flow.

●

With respect to the approximately $11.1 million at June 30, 2020 in face value of convertible notes due in August of 2020 and as discussed in Note 9, various holders have subsequently (i) exchanged approximately $2.2 million of such notes to for new convertible notes, that were then converted into shares of the Company’s stock, (ii) exchanged approximately $2.4 million of such notes into new convertible notes with a maturity of February 2022, and (iii) extended the due dates of approximately $6.3 million of such notes to December 31, 2020.

Additionally, recent oil and gas price volatility as a result of geopolitical conditions and the global COVID-19 pandemic have already had, and are expected to continue to have a negative impact on the Company’s financial position and results of operations. Negative impacts include but are not limited to: the Company’s ability to sell our oil and gas production, reduction in the selling price of the Company’s oil and gas, failure of a counterparty to make required hedge payments, disruption of production as a result of worker illness or mandated production shutdowns, impairment of our oil and gas properties, the Company’s ability to maintain compliance with or renegotiate loan covenants and/or refinance existing indebtedness, and access to new capital and financing.

These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to utilize the resources in place to generate future profitable operations, to maintain compliance with or renegotiate its loan covenants, to develop additional acquisition opportunities, and to obtain the necessary financing to meet its obligations and repay its liabilities arising from business operations when they come due. Management believes the Company will be able to continue to develop new opportunities, and will be able to obtain additional funds through debt and / or equity financings to facilitate its development strategy; however, there is no assurance of additional funding being available. These consolidated financial statements do not include any adjustments to the recorded assets or liabilities that might be necessary should the Company have to curtail operations or be unable to continue in existence.

Note 2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and the interim reporting rules of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the audited financial statements and notes thereto contained in Viking’s latest Annual Report filed with the SEC on Form 10-K. In the opinion of management, all adjustments, consisting of normal recurring adjustments (unless otherwise indicated), necessary for a fair presentation of the financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

b) Basis of Consolidation

The financial statements presented herein reflect the consolidated financial results of the Company, its wholly owned subsidiaries, Mid-Con Petroleum, LLC, Mid-Con Drilling, LLC, and Mid-Con Development, LLC, which were all formed to provide a base of operations for properties in the Central United States, and Petrodome Energy, LLC, Ichor Holdings, LLC, Ichor Energy, LLC, Ichor Energy (TX), LLC, and Ichor Energy (LA), LLC., and its majority owned (75%) subsidiary, Elysium Energy Holdings, LLC, and its wholly owned subsidiaries, Elysium Energy, LLC, Elysium Energy TX, LLC, Elysium Energy LA, LLC, Pointe A La Hache, L.L.C., Potash, L.L.C., Ramos Field, L.L.C., and Turtle Bayou, L.L.C., all based in Houston, Texas which provides a base of operations to facilitate property acquisitions in Texas, Louisiana and Mississippi. The noncontrolling interest (30%) of Elysium Energy Holdings, LLC and its subsidiaries is separately stated in stockholders’ equity in the consolidated balance sheet and the net income attributable to the noncontrolling interest is stated separately in the consolidated statement of operations. All significant intercompany transactions and balances have been eliminated.

c) Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenues and expenses, the reported amounts and classification of assets and liabilities, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to impairment of long-lived assets, fair value of commodity derivatives, stock-based compensation, asset retirement obligations, and the determination of expected tax rates for future income tax recoveries.

The estimates of proved, probable and possible oil and gas reserves are used as significant inputs in determining the depletion of oil and gas properties and the impairment of proved and unproved oil and gas properties. There are numerous uncertainties inherent in the estimation of quantities of proved, probable and possible reserves and in the projection of future rates of production and the timing of development expenditures. Similarly, evaluations for impairment of proved and unproved oil and gas properties are subject to numerous uncertainties including, among others, estimates of future recoverable reserves and commodity price outlooks. Actual results could differ from the estimates and assumptions utilized.

d) Financial Instruments

Accounting Standards Codification, “ASC” Topic 820-10, “Fair Value Measurement” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 820-10, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measurement. The carrying amounts reported in the consolidated balance sheets for deposits, accrued expenses and other current liabilities, accounts payable, derivative liabilities, amount due to director, and convertible notes each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●

Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3: inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Assets and liabilities measured at fair value as of June 30, 2020 are classified below based on the three fair value hierarchy described above:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Financial Assets
Commodity Derivative	-	8,426,610	-	13,587,431
	$-	$8,426,610	$-	$13,587,431

Financial liabilities	-	-	-	-
Commodity Derivative	$-	$-	$-	$-

Assets and liabilities measured at fair value as of December 31, 2019 are classified below based on the three fair value hierarchy described above:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Financial Assets	-	-	-	-
Commodity Derivative	$-	$-	$-	$-

Financial liabilities
Commodity Derivative	-	5,158,822	-	(3,308,880)
	$-	$5,158,822	$-	$(3,308,880)

The Company has entered into certain commodity derivative instruments containing swaps and collars, which management believes are effective in mitigating commodity price risk associated with a portion of its future monthly natural gas and crude oil production and related cash flows. The Company does not designate its commodities derivative instruments as hedges and therefore does not apply hedge accounting. Changes in fair value of derivative instruments subsequent to the initial measurement are recorded as change in fair value on derivative liability, in other income (expense). The estimated fair value amounts of the Company’s commodity derivative instruments have been determined at discrete points in time based on relevant market information which resulted in the Company classifying such derivatives as Level 2. Although the Company’s commodity derivative instruments are valued using public indices, as well as the Black-Sholes model, the instruments themselves are traded with unrelated counterparties and are not openly traded on an exchange.

In a commodities swap agreement, the Company trades the fluctuating market prices of oil or natural gas at specific delivery points over a specified period, for fixed prices. As a producer of oil and natural gas, the Company holds these commodity derivatives to protect the operating revenues and cash flows related to a portion of its future natural gas and crude oil sales from the risk of significant declines in commodity prices, which helps reduce exposure to price risk and improves the likelihood of funding its capital budget. If the price of a commodity rises above what the Company has agreed to receive in the swap agreement, the amount that it agreed to pay the counterparty is expected to be offset by the increased amount it received for its production.

The Company has also entered into collar agreements related to oil and gas production with established floors and ceilings. Upon settlement, if the current market price of the commodity is below the floor, the Company receives the difference. Conversely, if the current market price of the commodity is above the ceiling at settlement, the Company pays the excess over the ceiling price.

Although the Company is exposed to credit risk to the extent of nonperformance by the counterparties to these derivative contracts, the Company does not anticipate such nonperformance and monitors the credit worthiness of its counterparties on an ongoing basis.

The derivative assets were $8,428,610 and $0 as of June 30, 2020 and December 31, 2019 respectively, and the derivative liabilities were $0 and $5,158,822 as of June 30, 2020 and December 31, 2019 and 2018 respectively. The change in the fair value of the derivative assets and liabilities for the six months ended June 30, 2020 consisted of an increase of $12,756,834 associated with commodity derivatives existing at the beginning of 2020 and an increase of $830,598 associated with the new commodity derivative related to Elysium’s acquisition on February 3, 2020.

The table below is a summary of the Company’s commodity derivatives as of June 30, 2020:

Natural Gas	Period	Average MMBTU per Month	Fixed Price per MMBTU
Swap	Dec-18 to Dec-22	118,936	$2.715
Collar	Mar 20 / Aug 22	196,078	$2.00 / $2.43

Crude Oil	Period	Average BBL per Month	Price per BBL
Swap	Dec-18 to Dec- 22	24,600	$50.85
Swap	Jan-20 to Jun-20	1,400	$52.71
Collar	Dec-17 to Jun-20	4,000	$55.00 / $72.00
Collar	Feb 20 to Dec 20	16,278	$45.00 / $54.20
Collar	Jan 21 to Dec 21	10,135	$45.00 / $56.00
Collar	Jan 22 to July 22	6,934	$45.00 / $52.70

e) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investment securities that have original maturities of three months or less. At June 30, 2020 and December 31, 2019, the Company has cash deposits in excess of FDIC insured limits in the amounts of $3,675,254 and $4,163,360, respectively.

Restricted cash in the amount of $2,569,003 as of June 30, 2020 consists of $2,081,144 held by Ichor Energy, LLC and/or its subsidiaries and $487,859 held Elysium Energy, LLC and/or its subsidiaries.

Pursuant to the Term Loan Credit Agreement to which Ichor Energy LLC and its subsidiaries are parties, following March 31, 2019 the company is required at all times to maintain a minimum cash balance of $2,000,000 (the “MLR”). Within 30 days of the end of each quarter, commencing with the quarter ended June 30, 2019, the company is required to pay the lenders, as an additional principal payment on the debt, any cash in excess of (i) the MLR and (ii) any funds necessary for the capital expenditures contemplated to be expended in the next six month period by an approved plan of development (“APOD Capex Amount”). At June 30, 2020, the restricted cash did not exceed the MLR and the APOD Capex Amount.

Pursuant to the Term Loan Credit Agreement to which Elysium Energy, LLC and its subsidiaries are parties, the companies receipts are to be deposited to a lockbox account under the control of the administrative agent, and then subsequently transferred for operations to the company’s bank accounts, all of which are subject to deposit account control agreements. Commencing with the quarter ended September 30, 2020, the company is required to make mandatory prepayments of principal equal to 75% of Excess Cash Flow as defined in the agreement.

f) Accounts receivable

Accounts receivable consist of oil and gas receivables. The Company evaluates these accounts receivable for collectability and, when necessary, records allowances for expected unrecoverable amounts. The Company has recorded an allowance for doubtful accounts of $217,057 at June 30, 2020 and December 31, 2019, respectively.

g) Oil and Gas Properties

The Company uses the full cost method of accounting for its investment in oil and natural gas properties. Under this method of accounting, all costs associated with acquisition, exploration and development of oil and gas reserves, including directly related overhead costs, are capitalized. General and administrative costs related to production and general overhead are expensed as incurred.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit of production method using estimates of proved reserves. Disposition of oil and gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such adjustment would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in operations. Unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is included in loss from operations before income taxes and the adjusted carrying amount of the unproved properties is amortized on the unit-of-production method.

h) Limitation on Capitalized Costs

Under the full-cost method of accounting, we are required, at the end of each reporting date, to perform a test to determine the limit on the book value of our oil and natural gas properties (the “Ceiling” test). If the capitalized costs of our oil and natural gas properties, net of accumulated amortization and related deferred income taxes, exceed the Ceiling, this excess or impairment is charged to expense. The expense may not be reversed in future periods, even though higher oil and natural gas prices may subsequently increase the Ceiling. The Ceiling is defined as the sum of:

(a) the present value, discounted at 10 percent, and assuming continuation of existing economic conditions, of 1) estimated future gross revenues from proved reserves, which is computed using oil and natural gas prices determined as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month hedging arrangements pursuant to SAB 103, less 2) estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves, plus

(b) the cost of properties not being amortized; plus

(c) the lower of cost or estimated fair value of unproven properties included in the costs being amortized, net of

(d) the related tax effects related to the difference between the book and tax basis of our oil and natural gas properties.

i) Oil and Gas Reserves

Reserve engineering is a subjective process that is dependent upon the quality of available data and the interpretation thereof, including evaluations and extrapolations of well flow rates and reservoir pressure. Estimates by different engineers often vary sometimes significantly. In addition, physical factors such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors such as changes in product prices, may justify revision of such estimates. Because proved reserves are required to be estimated using recent prices of the evaluation, estimated reserve quantities can be significantly impacted by changes in product prices.

j) Income (loss) per Share

Basic net income (loss) per share is computed by dividing the net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) by the weighted-average number of common shares outstanding and adjusted by any effects of warrants and options outstanding during the period, if dilutive. For the three and six months ended June 30, 2020 there were approximately 125,890,784 common stock equivalents that were omitted from the calculation of diluted income per share as they were not dilutive.

k) Revenue Recognition

Sales of crude oil, natural gas, and natural gas liquids (NGLs) are included in revenue when production is sold to a customer in fulfillment of performance obligations under the terms of agreed contracts. Performance obligations primarily comprise delivery of oil, gas, or NGLs at a delivery point, as negotiated within each contract. Each barrel of oil, million BTU (MMBtu) of natural gas, or other unit of measure is separately identifiable and represents a distinct performance obligation to which the transaction price is allocated. Performance obligations are satisfied at a point in time once control of the product has been transferred to the customer. The Company considers a variety of facts and circumstances in assessing the point of control transfer, including but not limited to: whether the purchaser can direct the use of the hydrocarbons, the transfer of significant risks and rewards, the Company’s right to payment, and transfer of legal title. In each case, the time between delivery and when payments are due is not significant.

The following table disaggregates the Company’s revenue by source for the three and six months ended June 30, 2020 and 2019:

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Oil	$7,539,991	$7,194,400	$17,065,755	$14,926,562
Natural gas and natural gas liquids	2,009,872	1,539,923	4,272,060	3,154,353
	$9,549,863	$8,734,323	$21,337,815	$18,080,915

l) Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statements and the tax basis of assets and liabilities by using estimated tax rates for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets and liabilities to the extent that we believe that these assets and/or liabilities are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If we determine that the Company would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

In assessing the realizability of its deferred tax assets, management evaluated whether it is more likely than not that some portion, or all of its deferred tax assets, will be realized. The realization of its deferred tax assets relates directly to the Company’s ability to generate taxable income. The valuation allowance is then adjusted accordingly.

The Company has estimated net operating loss carryforwards in excess of $20,000,000 at June 30, 2020. The potential benefit of these net operating losses has not been recognized in these financial statements because the Company cannot be assured it is more likely than not that it will utilize the net operating losses carried forward in future years. In December 2017, tax legislation was enacted limiting the deduction for net operating losses from taxable years beginning after December 31, 2017 to 80% of current year taxable income and eliminating net operating loss carrybacks for losses arising in taxable years ending after December 31, 2017.On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act was enacted which modified the prior legislation to allow 100% of the net operating losses arising in tax years 2018, 2019, and 2020 to be carried back five years. The Company does not have taxable income available in the carryback period. Net operating losses originating in taxable years beginning prior to January 1, 2018 are still subject to former carryover rules. The net operating loss carryforwards generated prior to this date of approximately $11,000,000, will expire between 2020 through 2038.

m) Stock-Based Compensation

The Company may issue stock options to employees and stock options or warrants to non-employees in non-capital raising transactions for services and for financing costs.The cost of stock options and warrants issued to employees and non-employees is measured on the grant date based on the fair value. The fair value is determined using the Black-Scholes option pricing model. The resulting amount is charged to expense on the straight-line basis over the period in which the Company expects to receive the benefit, which is generally the vesting period.

The fair value of stock options and warrants is determined at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option model requires management to make various estimates and assumptions, including expected term, expected volatility, risk-free rate, and dividend yield. The expected term represents the period of time that stock-based compensation awards granted are expected to be outstanding and is estimated based on considerations including the vesting period, contractual term and anticipated employee exercise patterns. Expected volatility is based on the historical volatility of the Company’s stock. The risk-free rate is based on the U.S. Treasury yield curve in relation to the contractual life of stock-based compensation instrument. The dividend yield assumption is based on historical patterns and future expectations for the Company dividends.

The following table represents stock warrant activity as of and for the six months ended June 30, 2020:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Warrants Outstanding – December 31, 2019	44,629,939	0.26	6.0 years	-
Granted	-	-	-	-
Exercised	675,000	-	-	-
Forfeited/expired/cancelled	-		-	-

Warrants Outstanding – June 30, 2020	43,954,939	$0.25	5.2 years	$-

Outstanding Exercisable – June 30, 2020	43,954,939	$0.25	5.2 years	$-

The Company issued 566,250 common shares from the exercise of 675,000 warrants during the six months ended June 30, 2020.

n) Impairment of long-lived assets

The Company is required to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally determined by using the asset's expected future discounted cash flows or market value. The Company estimates fair value of the assets based on certain assumptions such as budgets, internal projections, and other available information as considered necessary. There is no impairment of long-lived assets during the three and six months ended June 30, 2020 and 2019.

o) Accounting for Asset Retirement Obligations

Asset retirement obligations (“ARO”) primarily represent the estimated present value of the amount the Company will incur to plug, abandon and remediate its producing properties at the projected end of their productive lives, in accordance with applicable federal, state and local laws. The Company determined its ARO by calculating the present value of estimated cash flows related to the obligation. The retirement obligation is recorded as a liability at its estimated present value as of the obligation’s inception, with an offsetting increase to proved properties.

The following table describes the changes in the Company’s asset retirement obligations for the three and six months ended June 30, 2020:

Six months ended June 30, 2020
Asset retirement obligation – beginning	$3,538,637
Oil and gas purchases	1,514,328
Accretion expense	241,278

Asset retirement obligation – ending	$5,294,243

p) Undistributed Revenues and Royalties

The Company records a liability for cash collected from oil and gas sales that have not been distributed. The amounts get distributed in accordance with the working interests of the respective owners.

q) Subsequent events

The Company has evaluated all subsequent events from June 30, 2020 through the date of filing this report.

Note 3. Business Acquisition

As discussed in Note 1, on February 3, 2020, the Company, through its subsidiary Elysium Energy, LLC (“Elysium Energy”) completed an acquisition of working interests in certain oil and gas leases in Texas and Louisiana.The aggregate consideration transferred for the working interests of $29,496,356 substantially consisted of (i) the net proceeds from the Company’s borrowings on February 3, 2020 with various lenders represented by 405 Woodbine, LLC and Camber Energy, Inc, less (ii) the net effect of the resolution of February 3, 2020 on all amounts outstanding under the Company’s December 2018 promissory note with RPM Investments in exchange for a new note with EMC Capital Partners, LLC (including the pay-down of such new note as a result of the post-closing adjustments). See Note 7 to the consolidated financial statements for further information on all of these borrowings. The aggregate consideration has been provisionally allocated to the fair value of assets and liabilities as follows:

Provisional Fair Value of Assets and Liabilities
Oil and Gas Properties	$31,010,684
Asset retirement obligations assumed	(1,514,328)

$29,496,356

Proforma unaudited condensed selected financial data for the three and six months ended June 30, 2019 as though the Elysium Energy Acquisition had taken place at January 1, 2019 are as follows:

	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019
Revenues	$15,613,974	$28,200,088

Net loss	$3,742,608	$(8,865,491)

Net loss per share	$0.04	$(0.10)

Note 4. Oil and Gas Properties

The following table summarizes the Company’s oil and gas activities by classification and geographical cost center for the six months ended June 30, 2020:

	December 31, 2019	Adjustments	Impairments	June 30, 2020
Proved developed producing oil and gas properties
United States cost center	$76,532,985	$22,826,768	$-	$99,359,753
Accumulated depreciation, depletion and amortization	(7,608,544)	(3,933,181)	-	(11,541,725)
Proved developed producing oil and gas properties, net	$68,924,441	$18,893,587	$-	$87,818,028

Undeveloped and non-producing oil and gas properties
United States cost center	$56,168,428	$9,362,913	$-	$65,531,341
Accumulated depreciation, depletion and amortization	(5,350,753)	(2,133,250)	-	(7,484,003)
Undeveloped and non-producing oil and gas properties, net	$50,817,675	$7,229,663	$-	$58,047,338

Total Oil and Gas Properties, Net	$119,742,116	$26,123,250	$-	$145,865,366

Note 5. Related Party Transactions

The Company’s CEO and director, James Doris, has incurred expenses on behalf of, and made advances to, the Company in order to provide the Company with funds to carry on its operations. Additionally, Mr. Doris has made several loans through promissory notes to the Company, all accruing interest at 12%, and payable on demand. As of June 30, 2020, the total amount due to Mr. Doris for these loans is $590,555. Accrued interest of $37,841 is included in accrued expenses and other current liabilities at June 30, 2020.

The Company’s CFO, Frank W. Barker, Jr., renders professional services to the Company through FWB Consulting, Inc., an affiliate of Mr. Barker’s. As of June 30, 2020, the total amount due to FWB Consulting, Inc. is $174,468 and is included in accounts payable.

As of June 30, 2020, Troy Caruso and various entities affiliated with Mr. Caruso owned in aggregate more than 10% of the Company’s outstanding common stock. Mr. Caruso and his affiliates have provided funding under certain of the Company’s private placements, and consulting services. During the three months ended June 30, 2020, the Company repaid all short-term borrowings due to Mr. Caruso and certain of his affiliated entities which were advanced between September 30, 2019 and February 7, 2020, which included the issuance of 17,954,565 common shares at a fair value of $2,748,504. As of June 30, 2020, Mr. Caruso and affiliated entities hold $550,000 of the Company’s convertible debt offering which commenced on February 18, 2020 and is included in long term debt.

Note 6. Equity

(a) Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of which 50,000 have been designated as Series C Preferred Stock (the “Series C Preferred Stock”). Pursuant to the amended Certification of Designation of the Series C Preferred Stock filed on June 17, 2020, each share of Series C Preferred Stock entitles the holder thereof to 37,500 votes on all matters submitted to the vote of the stockholders of the Company. Each share of Series C Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, into one share of fully paid and non-assessable common stock.

(b) Common Stock

On November 5, 2018, the Company amended its Articles of Incorporation to increase the number of shares of common stock the Company is authorized to issue from 100,000,000 to 500,000,000.

During the six months ended June 30, 2020, the Company issued shares of its common stock as follows:

●	3,235,255 shares of common stock issued for services valued at fair value on the date of the transactions, totaling $451,382.
●	566,250 shares of common stock pursuant to the exercise of 675,000 warrants.
●	5,921,018 shares of common stock issued as discount on debt valued at fair value on the date of the transaction totaling $718,860.
●	26,151,286 shares of common stock issued in settlement of debt and short term borrowings, valued at fair value on the date of the transaction totaling $4,110,250, and resulting in a loss on financing settlements of $931,894.

During the six months ended June 30, 2019, the Company issued shares of its common stock as follows:

●	210,929 shares of common stock issued for services valued at fair value on the date of the transaction totaling $42,082.

(c) Noncontrolling Interest

As described in Note 7 to the consolidated financial statements, on February 3, 2020 and June 26, 2020, Viking borrowed $5.0 million and $4.2 million respectively from Camber Energy, Inc. As additional consideration for each loan, Viking assigned Camber 25% and 5% (respectively) of the membership interests in Elysium Holdings, LLC. At the time of assignments, the fair value of each such interest was zero.

The following schedule discloses the effects of changes in the Company’s ownership interest in its subsidiaries on the Company’s equity for the six months ended June 30, 2020:

Noncontrolling interest - December 31, 2019	$-

Transfers to the noncontrolling interest
Recognition of noncontrolling interest at fair value	-

Net loss attributable to noncontrolling interest	154,639

Change from net income attributable to Viking Energy Group, Inc. and transfers to from noncontrolling interest	$154,639

Note 7. Long Term Debt and Other Short-term Borrowings

Long term debt and other short-term borrowings consisted of the following at June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Long-term debt:

During June through December of 2018, the Company borrowed $9,459,750 from private lenders, and exchanged $5,514,000 of amounts due lenders from prior borrowings as well as $191,250 in accrued interest, pursuant to a 10% Secured Promissory Note with 50% of the principal convertible into the Company’s common stock at $0.20 per share, all principal and accrued interest payable on the maturity date of August 31, 2020 (“the 2018 Convertible Notes”). The notes are secured by the Company’s membership interests in its subsidiaries, Petrodome Energy, LLC, Mid-Con Petroleum, LLC, Mid-Con Drilling, LLC, and Mid-Con Development, LLC. The balance shown is net of unamortized discount of $530,051 at June 30, 2020 and $2,086,008 at December 31, 2019. A majority of these lenders are also Viking shareholders.

	10,544,164	11,163,357

On June 13, 2018, the Company borrowed $12,400,000 pursuant to a revolving line of credit facility with a maximum principal amount of $30,000,000 from Crossfirst Bank, bearing interest 1.5% above a base rate equal to the prime rate of interest published by the Wall Street Journal, interest only for June and July of 2018, at which time Principal is payable at $100,000 monthly through the maturity date of May 10, 2021, at which time all remaining unpaid principal and accrued interest shall be due. The loan is secured by a mortgage on all of the oil and gas leases of Petrodome Energy, LLC and its subsidiaries, a security agreement covering all of Petrodome Energy, LLC’s assets and a guaranty by Viking Energy Group, Inc. The balance shown is net of unamortized discount of $0 at June 30, 2020 and $34,411 at December 31, 2019

	7,090,000	7,655,589

On December 28, 2018, to facilitate the acquisition of certain oil and gas assets, the Company, through its subsidiary, Ichor Energy LLC, entered into a Term Loan Credit Agreement with various lenders represented by ABC Funding, LLC as administrative agent. The agreement provided for a total loan amount of $63,592,000, bearing interest at a rate per annum equal to the greater of (i) a floating rate of interest equal to 10% plus LIBOR, and (ii) a fixed rate of interest equal to 12%, payable monthly on the last day of each calendar month, commencing January 31, 2019. Principal payments are made quarterly at 1.25% of the initial loan amount, commencing on the last business day of the fiscal quarter ending June 30, 2019. On June 3, 2020, the Term Loan Credit Agreement was amended to reduce the permitted Asset Coverage Ratio for the fiscal quarters ending March 31, 2020, June 30, 2020 and September 30, 2020 from 1.35:1.00 to 1.15:1.00.Additionally, the First Amendment revises the interest rate under the Term Loan for the period from May 16, 2020 a per annum interest rate (i) if, as of the last day of the immediately preceding fiscal quarter, the Asset Coverage Ratio is less than 1.50:1.00, then the interest rate is the greater of (x) a floating rate of interest equal to 11.00% plus LIBOR, and (y) a fixed rate of interest equal to 13.00%, or (ii) if, as of the last day of the immediately preceding fiscal quarter, the Asset Coverage Ratio is greater than or equal to 1.50:1.00, then the interest rate is the greater of (x) a floating rate of interest equal to 10.50% plus LIBOR and (y) a fixed rate of interest equal to 12.50%.Cash generated from the operation of these assets is restricted to lease operating expenses, the payment of debt service on the Term Loan, approximately $12,000,000 of oil and gas development projects approved by the lender, and distributions to the Company of $65,000 per month for general and administrative expenses, and a quarterly tax distribution at the current statutory rates. Within 30 days of the end of each quarter, commencing with the quarter ended June 30, 2019, Ichor Energy, LLC is required to pay, as an additional principal payment on the debt, any cash in excess of the MLR and the APOD Capex Amount. To the extent not previously paid, all loans under the Loan Agreement shall be due and payable on the December 28, 2023 (the Maturity Date). The loan agreement contains prepayment penalties through December 28, 2021 and “make-whole” obligations through December 28, 2020. In addition, at maturity (or sooner under certain circumstances which include prepayment of the loan or sale of Ichor Energy, LLC) the lenders will receive a payment approximating 7% of the fair value of Ichor Energy, LLC at that time; such amount is not estimable. Obligations under the loan agreement are secured by mortgages on the oil and gas leases of Ichor Energy, LLC and all of its subsidiaries, a security agreement covering all assets of Ichor Energy, LLC, and a pledge by Ichor Holdings of all if the membership interests in Ichor Energy LLC. The balance shown is net of unamortized discount of $3,069,544 at June 30, 2020 and $3,507,364 at December 31, 2019.

	52,547,961	53,699,940

On December 28, 2018, the Company issued a 10% secured promissory note in the amount of $23,777,948, payable to RPM Investments, secured by 100% of the membership interests of Ichor Energy Holdings, LLC. All accrued interest and unpaid principal were due on the earlier of (i) the date the Company or one of its affiliates completes an acquisition with one or more of the sellers for a purchase price equal to or greater than $50,000,000 or (ii) January 31, 2020. This note was secured by a pledge of all of the membership interests of Viking’s wholly-owned subsidiary, Ichor Energy Holdings, LLC. On February 3, 2020 in connection with an acquisition of oil and gas interests this note (including all unpaid accrued interest of $2,625,346) was settled and replaced with a new note.

	-	23,777,948

On February14, 2019, the Company executed a promissory note payable to CrossFirst Bank in the amount of $56,760 for the purchase of transportation equipment, bearing interest at 7.15%, payable in 60 installments of $1,130, secured by a vehicle, with a maturity date of February 14, 2024.	43,567	48,658

On July 24, 2019, the Company through its wholly owned subsidiary, Mid-Con Petroleum, LLC, executed a promissory note payable to Cornerstone Bank in the amount of $2,241,758, bearing interest at 6%, payable interest only for the first year, then payable in 59 installments of $43,438, with a final payment due on a maturity date of July 24, 2025.The note is secured by a first mortgage on all of the assets of Mid-Con Petroleum, LLC and a guarantee of payment by Viking Energy Group, Inc. The balance shown is net of unamortized discount of $24,161 at June 30, 2020 and $26,538 at December 31, 2019.	2,217,598	2,215,221

On July 24, 2019, the Company through its wholly owned subsidiary, Mid-Con Drilling, LLC, executed a promissory note payable to Cornerstone Bank in the amount of $1,109,341, bearing interest at 6%, payable interest only for the first year, then payable in 59 installments of $21,495, with a final payment due on a maturity date of July 24, 2025. The note is secured by a first mortgage on all of the assets of Mid-Con Drilling, LLC and a guarantee of payment by Viking Energy Group, Inc. The balance shown is net of unamortized discount of $24,093 at June 30, 2020 and $26,464 at December 31, 2019.	1,034,585	1,032,215

On February 3, 2020, the Company executed a promissory note payable to Camber Energy, Inc. in the amount of $5,000,000, bearing interest at 10.5% payable quarterly with a maturity date of February 3, 2022.On June 26, 2020, the Company executed a second promissory note payable to Camber Energy, Inc. in the amount of $4,200,000, also bearing interest at 10.5% payable quarterly with a maturity date of February 3, 2022. Both of these notes are generally convertible into common shares of Viking at a conversion price of $0.24 per share subject to certain restrictions. The terms of the notes provide Camber with a security interest (subject to certain prerequisites) in Viking’s 70% ownership of Elysium Holdings, LLC and 100% of Ichor Energy Holdings, LLC. Additionally, Viking provided Camber a junior security interest in the membership or common stock of ownership interests of all of Viking’s other existing and future, directly-owned or majority-owned subsidiaries.

	9,200,000	-

On February 3, 2020, in connection with an acquisition of oil and gas interests, the Company executed a secured promissory note in the amount of $20,869,218, payable to EMC Capital Partners, LLC, subject to revision to the extent of any post-closing adjustment payments in connection with the acquisition. Such payments were to be applied to reduce the balance owing under the promissory note. During April 2020 the Company received post-closing adjustment payments in the amount of $5,277,589 which were applied to the note balance. This note replaced the secured promissory dated December 18, 2018 in favor of RPM Investments. This note bears interest at 10% and is payable along with the full amount of principal on June 11, 2021 and is secured by a pledge of all of the membership interests of Viking’s wholly-owned subsidiary, Ichor Energy Holdings, LLC. If the note is paid in full on or before the 150th day following the date of its issuance, all interest will be waived.

	15,591,629	-

On February 3, 2020, to facilitate the acquisition of certain oil and gas assets, the Company, through one of its subsidiaries, Elysium Energy LLC, entered into a Term Loan Credit Agreement with various lenders represented by 405 Woodbine, LLC as administrative agent. The agreement provides for a total loan amount of $35,000,000 at a 4.0% original issue discount. bearing interest at the prime rate plus seven and three quarters percent (7.75%) payable monthly. Principal payments are due beginning on May 1, 2020, and on each month thereafter at one percent (1%) of the then-outstanding balance, and to the extent not paid on the maturity date of August 3, 2022. Cash generated from the operation of these assets is restricted to lease operating expenses, the payment of debt service on the Term Loan, oil and gas development projects approved by the lender, and a cost allocation of $150,000 per month for general and administrative expenses of the Company. The Borrower shall have the right at any time to prepay all or a portion of the Loan Balance. The loan agreement contains a prepayment penalty of 5% of any voluntary prepayment of principal through February 3, 2021 and 3% of any voluntary prepayment of principal on or between February 3, 2021 and February 3, 2022. Commencing with the quarter ended September 30, 2020 the Borrower is required to make mandatory prepayments of principal equal to 75% of Excess Cash Flow as defined in the agreement without any prepayment penalty fees. The loans are secured by mortgages on the oil and gas leases of Elysium Energy LLC and its subsidiaries, a security agreement covering all assets of Elysium and its subsidiaries, and a pledge of all of Elysium’s membership interests. The balance shown is net of unamortized discount of $3,645,437 at June 30, 2020.

	31,730,047	-

On or about February 18, 2020, the Company commenced an offering of securities consisting of a subordinated, secured, convertible debt instrument with equity features; during the six months ended June 30, 2020, the Company borrowed $2,780,554 under this offering from private lenders. The notes bear interest at 12%, payable quarterly, contain a conversion entitlement to convert all or a portion of the amount outstanding into common shares of the Company at $0.175 per share, and provide for the issuance of 150,000 common shares of the Company for every $100,000 exchanged or advanced. As security, the holders received, pari passu with all other holders and with Camber Energy, Inc., a pledge of the Company’s membership interest in Elysium Energy Holdings, LLC, and, as soon as the Company’s obligations to EMC Capital Partners, LLC are satisfied, a pledge of the Company’s membership interest in Ichor Energy Holdings, LLC. Any unpaid principal and interest is due on the maturity date of February 11, 2022. The balance shown is net of unamortized discount of $460,898.

	2,319,656	-

On April 18, 2020, the Company entered into an unsecured promissory note with Crossfirst Bank in the principal amount of $149,600 related to the CARES Act Payroll Protection Program. This note is fully guaranteed by the Small Business Administration and may be forgivable provided that certain criteria are met. The interest rate on the loan is 1%, and the note has a two-year maturity. The Company is required to make payments on the remaining principal of the note net of any loan forgiveness beginning November 18, 2020.	149,600	-

	132,468,807	99,592,928

Other short-term borrowings – with related parties:

On September 30, 2019, the Company received $910,000 under an agreement that requires the Company to make 28 weekly payments aggregating $1,237,600 through April 13, 2020. On December 23, 2019, the Company received an additional $242,750 under a replacement agreement that requires the Company to make 25 weekly payments aggregating $1,620,000 through June 15, 2020. The balance shown is net of the maximum discount of $413,445 at December 31, 2019.	-	1,141,755

On October 3, 2019, the Company received $480,200 under an agreement that requires the Company to make 28 weekly payments aggregating $666,400 through April 20, 2020. The balance shown is net of the maximum discount of $132,289 at December 31, 2019.	-	423,111

On December 23, 2019, the Company received $2,939,970 under an agreement that requires the Company to make 25 weekly payments aggregating $4,050,000 through June 15, 2020.The balance shown is net of the maximum discount of $1,110,030 at December 31, 2019.	-	2,855,368

On February 7, 2020, the Company received $900,000 from a company. The advance is non-interest bearing and payable on demand.	-	-

Other short-term borrowings:

On November 26, 2019, the Company received $200,000 from an individual. The advance was non-interest bearing and payable on demand	-	200,000

During May and June 2020, the Company received $350,000 from short-term unsecured promissory notes payable in six months from date of issue. The notes bear interest at 13.25% payable monthly and provide for the issuance of 500,000 common shares of the Company for every $100,000 invested. The balance shown is net of unamortized discount of $174,949.	175,051	-

On June 3, 2020, the Company received $25,000 from an individual.	25,000

Total long-term debt and other short-term borrowings	132,668,858	104,213,162
Less current portion	(63,059,086)	(19,225,045)
	$69,609,772	$84,988,117

As described in Note 9, subsequent to June 30, 2020, holders of approximately $4.6 million of the Company’s 2018 Convertible Notes either (i) exchanged their notes for new convertible notes that were then converted into shares of the Company’s common stock or (ii) exchanged their notes for new convertible notes with a maturity date of February 2022. As a result, this $4.6 million of debt which was otherwise due in August 2020 has been classified as long term at June 30, 2020.

Principal maturities of long-term debt for the next five years and thereafter are as follows:

Twelve-month period ended June 30,
	Principal	Unamortized Discount	Net
2021	$68,529,121	$5,470,035	$63,059,086
2022	20,125,000	1,117,414	19,007,586
2023	3,591,444	888,057	2,703,387
2024	47,610,812	443,490	47,167,322
2025	705,253	10,138	695,115
Thereafter	36,362	-	36,362

	$140,597,992	$7,929,134	$132,668,858

Loan Covenants

Pursuant to the terms of the Revolving Line of Credit Facility executed on June 13, 2018 with CrossFirst Bank for a maximum principal amount of $30,000,000, the Company is required to provide on a quarterly basis, certain information to the Bank relative to operational performance of the Borrowers, to include internally prepared consolidated financial statements, hedge reports, and a compliance certificate. At June 30, 2020, the Company is in compliance with these loan covenants.

Pursuant to the terms of the Term Loan Credit Agreement executed on December 28, 2018 with various lenders in the initial amount of $63,592,000 (and as amended in June 2020), the Company is required to provide, periodically to the lenders, certain information (including restrictive financial ratios) relative to financial and operational performance of the related assets, accompanied by a compliance certificate. At June 30, 2020, the Company is in compliance with these loan covenants.

Pursuant to the terms of the Term Loan Credit Agreement executed on February 3, 2020 with various lenders in the initial amount of $36,458,333, the Company is required to provide, periodically to the lenders, certain information (including regarding restrictive financial ratios) relative to financial and operational performance of the related assets, accompanied by a compliance certificate. The Company was in compliance with all loan covenants except certain required financial ratios at June 30, 2020; the Company has obtained a waiver from the lenders for such noncompliance at June 30, 2020.  As a result, the Company has classified the debt related to this covenant violation as current as the Company has not been able to determine its ability to comply in the future.

Note 8. Commitments and Contingencies

Office lease

In April 2018, the Company’s subsidiary, Petrodome Energy, LLC entered into a 66-month lease for 4,147 square feet of office space for the Company’s corporate office in Houston, Texas. The annual base rent commenced at $22.00 per square foot, and escalates at $0.50 per foot each year through expiration of the lease term. Operating lease expense is recognized on a straight-line basis over the lease term. Operating lease expense was $48,192 for the six months ended June 30, 2020 and 2019.

Pending Merger

On February 3, 2020, the Company entered into an Agreement and Plan of Merger with Camber Energy, Inc. The Merger Agreement provides that a newly-formed wholly-owned subsidiary of Camber will merge with and into Viking, with Viking surviving the merger as a wholly-owned subsidiary of Camber. The proposed merger contemplates Camber issuing newly-issued shares of common stock, with the equity holders of Viking having an 80% interest in the post-closing entity. The merger, if completed, will provide the opportunity for our common stock to be listed on the NYSE American.

The Merger Agreement provides, among other things, that the board of directors of the combined company will be comprised of five directors, one to be appointed by Camber and four to be appointed by Viking. The Merger Agreement also provides that James A. Doris, the Chief Executive Officer of Viking, shall serve as the Chief Executive Officer of the combined company. The combined company will have its headquarters in Houston, Texas.

The completion of the Merger is subject to numerous conditions including (i) the effectiveness of a registration statement registering the shares of Camber common stock to be issued to Viking’s shareholders in the merger and (ii) shareholder approval of the merger transactions by Camber’s shareholders and Viking’s shareholders. Additional closing conditions include (i) that in the event the NYSE American determines that the merger constitutes, or will constitute, a “back-door listing”/”reverse merger”, Camber (and its common stock) is required to qualify for initial listing on the NYSE American, and (ii) that the only loan obligations with a maturity date in 2020 that Viking shall have at closing shall be the 2018 Convertible Notes.

The Merger can be terminated under various conditions or circumstances. The Merger Agreement contains customary indemnification obligations of the parties and representations and warranties. Upon consummation of the merger, Viking will be deemed the acquirer for accounting purposes.

Legal matters

From time to time the Company may be a party to litigation involving commercial claims against the Company. Management believes that the ultimate resolution of these matters will not have a material effect on the Company’s financial position or results of operations.

The staff (the “Staff”) of the SEC’s Division of Enforcement has notified the Company, that the Staff has made a preliminary determination to recommend that the SEC file an enforcement action against the Company, as well as against its CEO and it CFO, for alleged violations of Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder during the period from early 2014 through late 2016. The Staff’s notice is not a formal allegation or a finding of wrongdoing by the Company, and the Company is in dialogue with the Staff regarding its preliminary determination. The Company believes it has adequate defenses and intends to vigorously defend any enforcement action that may be initiated by the SEC.

Note 9. Subsequent Events

In early July 2020, the Company issued a Promissory Note to Radium 2 Capital, Inc. (“Radium” a related party through affiliation with Troy Caruso), in connection with $1,350,000 advanced by Radium to the Company.  The Promissory Note permitted Radium to convert all or a portion of the amount owing into common shares of the Company at a conversion price of $0.122 per share.  Subsequently in July 2020, Radium elected to convert the entire principal amount and the Company issued Radium 11,065,574 common shares in the conversion.

Additionally, in early July 2020, the Company issued an investor a convertible promissory note in the principal amount of $500,000 and 1,600,000 shares of the Company’s common stock. The note matures on the earlier of (i) 180 days after the date of the note, or (ii) the completion of the Company’s up-listing to a national stock exchange, whether via merger or otherwise, if repayment of the note is required by a third party; the note accrues interest at 12% per annum, with interest due at maturity; and the note is convertible into shares of the Company’s common stock at a fixed conversion price of $0.15, subject to a 4.99% waivable beneficial ownership limitation.

From July 1, 2020 to August 14, 2020, the Company had the following activity regarding the 2018 Convertible Notes:

●

Noteholders representing $2,197,745 of such principal amount, (and approximately $38,400 of accrued interest) exchanged into new convertible promissory notes with a maturity date of February 11, 2022. Pursuant to the terms of the issuance agreements, the noteholders were also issued 3,354,218 common shares of the Company in connection with the issuance of the new notes.  Immediately thereafter, the noteholders converted the entire principal amount due under the notes into common shares of the Company at $0.15 per share pursuant to the terms of the new convertible notes, and were issued 14,907,633 common shares of the Company in the conversions.

●

Noteholders representing $2,453,150 of such principal amount exchanged into new convertible promissory notes with a maturity date of February 11, 2022, and were issued 3,679,725 common shares of the Company in connection with the issuance of the new notes.

●	Noteholders representing $6,301,020 of such principal amount agreed to extend the maturity date of their convertible promissory notes from August 31, 2020 to December 31, 2020.

In a series of separate transactions subsequent to June 30, 2020, the Company issued, in the aggregate, 15,154,811 shares of common stock in exchange for services rendered by several parties.

In a series of separate transactions subsequent to June 30, 2010, the Company issued in the aggregate 610,972 shares of common stock to various noteholders as payment for interest.

On or about July 7, 2020, an individual holder of a $25,000 promissory note exchanged into a new convertible promissory note with a maturity date of February 11, 2022, and was also issued 37,500 common shares of the Company in connection with the issuance of the new note.  Immediately thereafter, the noteholder converted the entire principal amount into common shares of the Company at $0.15 per share and was issued 166,667 common shares of the Company in the conversion.

On or about July 31, 2020, the Company issued 7,125 shares of common stock pursuant to a cashless exercise of warrants.

On or about July 31, 2020, the Company issued for services common stock warrants to purchase 2,500,000 shares of common stock at a price equal to $0.001 per share. The warrants have a five-year term and include a cashless exercise feature.

As discussed in Note 7, the February 3, 2020 loan agreement with various lenders in the initial amount of $36,458,333 required the Elysium subsidiaries to maintain certain financial ratios regarding collateral coverage and maximum leverage, and on August 19, 2020, the lenders waived any defaults at June 30, 2020, relating to those financial ratios in consideration of the Elysium subsidiaries agreeing to pay the lenders $87,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Viking Energy Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Viking Energy Group, Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the results of its consolidated operations and its consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations since inception and has a significant working capital deficiency both of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Turner, Stone & Company, L.L.P.

Dallas, Texas

March 30, 2020

We have served as the Company’s auditor since 2016.

VIKING ENERGY GROUP, INC.

Consolidated Balance Sheets

	December 31,
	2019	2018
ASSETS
Current assets:
Cash	$1,761,495	$4,009,892
Restricted cash	3,877,229	-
Accounts receivable – oil and gas	2,864,114	258,300
Prepaid expenses	168,994	124,443
Total current assets	8,671,832	4,392,635

Oil and gas properties, full cost method
Proved developed producing oil and gas properties, net	68,924,441	81,331,986
Proved undeveloped and non-producing oil and gas properties, net	50,817,675	50,492,906
Total Oil and gas properties, net	119,742,116	131,824,892

Fixed assets, net	509,934	200,243
Derivative asset	-	681,776
Deposits	2,821,594	110,194
TOTAL ASSETS	$131,745,476	$137,209,740

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$3,791,894	$2,549,280
Accrued expenses and other current liabilities	3,229,594	1,014,661
Undistributed revenues and royalties	2,247,678	1,207,605
Derivative liability	5,158,822	2,531,718
Amount due to director	590,555	395,555
Current portion of long-term debt - net of debt discount	19,225,045	11,805,582
Total current liabilities	34,243,588	19,504,401
Long term debt – net of current portion and debt discount	84,988,117	92,076,857
Operating lease liability	308,279	-
Asset retirement obligation	3,538,637	4,413,465
TOTAL LIABILITIES	123,078,621	115,994,723

Commitments and contingencies (Note 8)	-	-

STOCKHOLDERS' EQUITY
Preferred stock, $0.001 par value, 5,000,000 shares authorized, 28,092 Shares issued and outstanding as of December 31, 2019 and 2018	28	28
Common stock, $0.001 par value, 500,000,000 shares authorized, 124,198,309 and 90,989,025 shares issued and outstanding as of December 31, 2019 and 2018, respectively	124,198	90,989
Additional Paid-In Capital	38,825,392	32,015,913
Retained Earnings (Accumulated deficit)	(30,282,763)	(10,891,913)
TOTAL STOCKHOLDERS' EQUITY	8,666,855	21,215,017
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$131,745,476	$137,209,740

The accompanying notes are an integral part of these consolidated financial statements.

VIKING ENERGY GROUP, INC.

Consolidated Statements of Operations

	For the Years Ended December 31,
	2019	2018
Revenue
Oil and gas sales	$34,592,850	$7,967,972

Operating expenses
Lease operating costs	12,203,777	3,835,549
General and administrative	5,233,027	7,265,639
Stock based compensation	951,533	2,303,213
Accretion – asset retirement obligations	391,482	86,023
Depreciation, depletion & amortization	10,936,446	1,644,693
Total operating expenses	29,716,265	15,135,117

Income (Loss) from operations	4,876,585	(7,167,145)

Other income (expenses)
Interest expense	(12,988,695)	(1,910,387)
Amortization of debt discount	(7,975,244)	(5,969,886)
Change in fair value of derivatives	(3,308,880)	(1,604,916)
Gain on disposal of assets	-	623,960
Interest and other income	5,384	-
Total other income (expenses)	(24,267,435)	(8,861,229)

Net loss before income taxes	(19,390,850)	(16,028,374)
Income tax benefit (expense)	-	910,827

Net loss	$(19,390,850)	$(15,117,547)

Loss per weighted average number of common shares outstanding – basic and diluted	$(0.20)	$(0.18)
Weighted average number of common shares outstanding – basic and diluted	96,379,785	81,950,037

The accompanying notes are an integral part of these consolidated financial statements.

VIKING ENERGY GROUP, INC.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2019	2018
Cash flows from operating activities:
Net income (loss)	$(19,390,850)	$(15,117,547)
Adjustments to reconcile net loss to cash used in operating activities:
Change in fair value of derivative liability	3,308,880	1,604,916
Stock based compensation	951,533	2,303,212
Gain on disposal of assets	-	(613,589)
Depreciation, depletion and amortization	10,936,446	1,644,693
Accretion - Asset retirement obligation	391,482	86,023
Amortization of right-of-use assets	3,766
Allowance for bad debt	-	217,057
Amortization of debt discount	7,975,244	5,969,886
Changes in operating assets and liabilities
Accounts receivable	(2,517,727)	131,343
Other receivables	-	548,714
Prepaid expenses and other assets	(2,755,951)	(159,791)
Accounts payable	1,247,148	(336,903)
Accrued expenses and other current liabilities	2,837,595	614,773
Undistributed revenues and royalties	1,040,073	32,405
Deferred tax liability	-	(910,827)
Amounts due to director	-	59,200
Net cash provided by (used) in operating activities	4,027,639	(3,926,435)

Cash flows from investing activities:
Investment in and acquisition of oil and gas properties	(5,196,576)	(7,995,476)
Acquisition of fixed assets	(11,115)	(130,000)
Proceeds from sale of fixed assets		45,000
Proceeds from sale of oil and gas interests	552,966	1,565,540
Net cash used in investing activities	(4,654,725)	(6,514,936)

Cash flows from financing activities:
Proceeds from long-term debt	10,258,123	19,182,768
Repayment of long-term debt	(9,131,911)	(8,567,657)
Debt issuance costs	-	(1,042,492)
Short term advance	693,706	-
Proceeds from amount due to director	195,000	583,000
Repayment of amount due to director	-	(1,439,615)
Proceeds from exercise of warrants	241,000	-
Net cash provided by financing activities	2,255,918	8,716,004

Net increase (decrease) in cash	1,628,832)	(1,725,367)
Cash, beginning of year	4,009,892	5,735,259
Cash, end of year	$5,638,724	$4,009,892
Supplemental Cash Flow Information:
Cash paid for:
Interest	$10,034,325	$644,000
Income taxes	$-	$-
Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Recognition of asset retirement obligation	$94,796	$1,901,019
Recognition of right-of-use asset and lease liability	$367,365	$-
Amortization of right-of-use asset and lease liability	$59,086	$-
Purchase of transportation equipment through direct financing	$56,760	$-
Proceeds from sale of oil and gas properties paid directly to reduce debt	$3,800,000	$-
Elimination of asset retirement obligation associated with sale of assets	$1,361,106	$-
Issuance of shares as payment of interest on debt	$620,508	$-
Issuance of warrants for services	$167,151	$-
Warrants exercised to reduce debt	$1,900,635	$-
Financing associated with oil and gas property acquisition	$-	$81,957,150
Issuance of shares and warrants as discount on debt	$3,129,012	$8,263,789
Debt refinanced through new credit facility	$3,310,000	$7,633,389
Purchase price adjustment of short-term advance	$693,706	$-
Private placement debt exchanged for new private placement debt	$-	$5,583,311
Purchase of working interest through new debt	$-	$165,000
Issuance of shares and warrants for services	$-	$2,303,212
Accrued expenses exchanged for long term debt	$-	$(866,743)
Conversion of debt	$-	$(15,000)

The accompanying notes are an integral part of these consolidated financial statements.

VIKING ENERGY GROUP, INC.

Consolidated Statements of Changes in Stockholders’ Equity

						Prepaid	Retained
	Preferred Stock		Common Stock		Additional Paid-in	Equity- Based	Earnings(Accumulated	Total Stockholders'
	Number	Amount	Number	Amount	Capital	Compensation	Deficit)	Equity
Balances at December 31, 2017	28,092	$28	72,347,990	$72,348	$19,029,892	$(11,827)	$3,417,872	$22,508,313

Accounting principle change relative to certain derivative liabilities - Note 2.							807,762	807,762
Shares issued as debt discount			11,447,000	11,447	2,467,086			2,478,533
Shares issued as prepaid equity-based compensation			250,000	250	54,750	(55,000)		-
Amortization of prepaid equity-based compensation						66,827		66,827
Shares issued for services			6,305,297	6,306	1,456,691			1,462,997
Shares issued in debt conversion			75,000	75	14,925			15,000
Warrants issued for services					773,388			773,388
Shares issued in cashless exercise of warrants			563,738	563	(563)			-
Warrants issued as debt discount					5,226,855			5,226,855
Beneficial conversion feature of debt as debt discount					2,812,145			2,812,145
Warrants issued for subsidiary equity in acquisition of oil and gas properties					180,744			180,744
Net loss							(15,117,547)	(15,117,547)

Balances at December 31, 2018	28,092	$28	90,989,025	$90,989	$32,015,913	$-	$(10,891,913)	$21,215,017

Shares issued for services			6,181,133	6,181	777,601			783,782
Shares issued for interest			3,650,046	3,650	616,858			620,508
Warrants issued for services					167,751			167,751
Warrants issued as debt discount					3,129,012			3,129,012
Warrants exercised through reduction of debt			19,006,350	19,006	1,881,629			1,900,635
Warrants exercised for cash			2,410,000	2,410	238,590			241,000
Shares issued in cashless exercise of warrants			1,961,755	1,962	(1,962)			-
Net loss							(19,390,850)	(19,390,850)

Balances at December 31, 2019	28,092	$28	124,198,309	$124,198	$38,825,392	$-	$(30,282,763)	$8,666,855

The accompanying notes are an integral part of these consolidated financial statements.

VIKING ENERGY GROUP, INC.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Going Concern

Viking Energy Group, Inc. (“Viking” or the “Company”) is incorporated under the laws of the State of Nevada. In March 2017, the Company changed its name from Viking Investments Group, Inc. to Viking Energy Group, Inc.

The Company's business plan is to engage in the acquisition, exploration, development and production of oil and natural gas properties, both individually and through collaborative partnerships with other companies in this field of endeavor. Since the beginning of 2018 the Company has had the following related activities:

●	On January 12, 2018, the Company, through Mid-Con Drilling, completed an acquisition of a 100% working interest in seven new oil and gas leases in Woodson and Allen Counties in Eastern Kansas.

●	Effective February 1, 2018, the Company, through Mid-Con Drilling, closed on the acquisition of a working interest in a lease with access to the mineral rights (oil and gas) concerning approximately 80 acres of property in Douglas County in eastern Kansas.

●	On December 28, 2018, the Company, through its subsidiary Ichor Energy, LLC (“Ichor Energy”) completed an acquisition of working interests in certain oil and gas leases in Texas (primarily in Orange and Jefferson Counties) and Louisiana (primarily in Calcasiue Parish), which include 58 producing wells and 31 salt water disposal wells. The properties produce hydrocarbons from known reservoirs/sands in the on-shore Gulf Coast region, with an average well depth in excess of 10,600 feet.

●	On May 1, 2019, the Company’s subsidiary, Mid-Con Development, LLC sold all of its interests in the oil and gas assets Mid-Con Development, LLC owned in Ellis and Rooks Counties, Kansas, consisting of working interests in approximately 41 oil leases comprising several thousand acres.

●	On May 10, 2019, Petrodome Louisiana Pipeline LLC ("Petrodome LA"), a subsidiary of the Company’s subsidiary, Petrodome Energy, LLC, acquired a majority working interest in 6 gas wells (including 2 producing gas wells), 1 producing oil well and 1 salt water disposal well located in the East Mud Lake Field in Cameron Parish, Louisiana, with leases to mineral rights (oil and gas) concerning approximately 765 acres.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company generated a net loss of $19,390,850 and $15,117,547 for the years ended December 31, 2019 and 2018 respectively. As of December 31, 2019, the Company has a working capital deficiency in excess of $25.5 million. The largest components of current liabilities creating this deficiency are (a) notes payable with a face value aggregating approximately $13.2 million due in August of 2020 and (b) other debtor obligations requiring principal payments of approximately $9 million in 2020.

Management has evaluated these conditions and has developed a plan which, in part, address these obligations as follows:

●	The acquisition of Petrodome Energy LLC in 2017 and the oil and gas expertise retained by Petrodome at the end of 2017 provided an internal lease operating company to efficiently evaluate development opportunities.

●	The Ichor Energy Acquisition at the end of 2018 is believed to provide cash flow sufficient to not only satisfy the Company’s debt service associated with this acquisition, but to also fund a work over program to increase this purchased production beyond its current average daily production of 2,300 BOE and provide a quicker principal reduction, resulting in an increased equity position relative to these assets. Cash generated from the operation of these assets is restricted to lease operating expenses, the payment of debt service on the associated term loan, and distributions to Viking of $65,000 per month for general and administrative expenses, and a quarterly tax distribution at the current statutory rates. On a quarterly basis after appropriate distributions to the Company, any cash in excess of $2,000,000 plus unfunded approved development projects is swept by the term loan lender as an additional principal payment on the debt.

●	The Company has a revolving credit facility with CrossFirst Bank, which was approved for $30,000,000. The balance outstanding at December 31, 2019 is approximately $7,690,000 with an amended maturity date of May 10, 2021. Additional funds could be made available to the Company for projects reviewed and approved by the lender.

●	The Elysium Energy Acquisition on February 3, 2020 is believed to provide cash flow sufficient to not only satisfy the Company’s debt service associated with this acquisition, but to also fund a development program to increase this purchased production beyond its current average daily production of 2,700 BOE and provide a quicker principal reduction, resulting in an increased equity position relative to these assets. Cash generated from the operation of these assets is restricted to lease operating expenses, the payment of debt service on the associated term loan, certain oil and gas development projects approved by the lender, and a cost allocation for general and administrative expenses of $150,000 per month. Additionally, to the extent that Elysium has Excess Cash Flow (as defined in the loan agreement), the Company is required to make mandatory prepayments, without penalty or premium, equal to seventy-five percent (75%) of such Excess Cash Flow.

●	With respect to the $13.2 million notes payable due in August of 2020, the Company has invited holders of the promissory notes to exchange all or a portion of their principal and/or accrued interest into a new subordinated, secured, convertible debt offering (see Note 10, Subsequent Events). The new offering commenced on February 18, 2020, and includes equity incentives, a conversion entitlement, additional security and a maturity date of February 11, 2022. There is no obligation for holders to exchange into the New Offering.

Furthermore, the global COVID-19 pandemic could have a negative impact on our financial position and results of operations. Negative impacts could include but are not limited to: our ability to sell our oil and gas production, reduction in the selling price of our oil and gas, failure of a counterparty to make required hedge payments, possible disruption of production as a result of worker illness or mandated production shutdowns, our ability to maintain compliance with loan covenants and/or refinance existing indebtedness, and access to new capital.

These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to utilize the resources in place to generate future profitable operations, to develop additional acquisition opportunities, and to obtain the necessary financing to meet its obligations and repay its liabilities arising from business operations when they come due. Management believes the Company will be able to continue to develop new opportunities, and will be able to obtain additional funds through debt and / or equity financings to facilitate its development strategy; however, there is no assurance of additional funding being available. These consolidated financial statements do not include any adjustments to the recorded assets or liabilities that might be necessary should the Company have to curtail operations or be unable to continue in existence.

Note 2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") for consolidated financial information and with the instructions to Form 10-K as promulgated by the Securities and Exchange Commission (the "SEC"). Accordingly, these consolidated financial statements include all of the disclosures required by generally accepted accounting principles for complete consolidated financial statements.

Certain prior year amounts have been reclassified for consistency with the current year presentation. An adjustment has been made to the Consolidated Statement of Operations for the year ended December 31, 2018 to separately identify amortization of debt discount of $5,969,886 previously included in interest expense. This reclassification had no effect on the previously reported net loss.

b) Basis of Consolidation

The financial statements presented herein reflect the consolidated financial results of the Company and its wholly owned subsidiaries, Viking Oil & Gas (Canada) ULC, a Canadian corporation formed to provide a base of operations for properties in Canada; Mid-Con Petroleum, LLC, Mid-Con Drilling, LLC, and Mid-Con Development, LLC, which were all formed to provide a base of operations for properties in the Central United States, and Petrodome Energy, LLC, Ichor Holdings, LLC, Ichor Energy, LLC, Ichor Energy (TX), LLC, and Ichor Energy (LA), LLC, all based in Houston, Texas which provides a base of operations to facilitate property acquisitions in Texas, Louisiana and Mississippi. All significant intercompany transactions and balances have been eliminated.

c) Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenues and expenses, the reported amounts and classification of assets and liabilities, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to impairment of long-lived assets, stock-based compensation, asset retirement obligations, and the determination of expected tax rates for future income tax recoveries.

The estimates of proved, probable and possible oil and gas reserves are used as significant inputs in determining the depletion of oil and gas properties and the impairment of proved and unproved oil and gas properties. There are numerous uncertainties inherent in the estimation of quantities of proved, probable and possible reserves and in the projection of future rates of production and the timing of development expenditures. Similarly, evaluations for impairment of proved and unproved oil and gas properties are subject to numerous uncertainties including, among others, estimates of future recoverable reserves and commodity price outlooks. Actual results could differ from the estimates and assumptions utilized.

d) Financial Instruments

Accounting Standards Codification, “ASC” Topic 820-10, “Fair Value Measurement” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 820-10, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measurement. The carrying amounts reported in the consolidated balance sheets for deposits, accrued expenses and other current liabilities, accounts payable, derivative liabilities, amount due to director, and convertible notes each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3: inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Assets and liabilities measured at fair value as of December 31, 2019 are classified below based on the three fair value hierarchy described above:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Financial Assets
Commodity Derivative	$-	$-	$-	$-

Financial liabilities
Commodity Derivative	$-	$5,158,822	$-	$(3,308,880)
	$-	$5,158,822	$-	$(3,308,880)

Assets and liabilities measured at fair value as of December 31, 2018, are classified below based on the three-level fair value hierarchy described above:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Financial Assets
Commodity Derivative	$-	$681,776	$-	$926,802
	$-	$681,776	$-	$926,802

Financial liabilities
Commodity Derivative	$-	$2,531,718	$-	$(2,531,718)
	$-	$2,531,718	$-	$(2,531,718)

The Company has entered into certain commodity derivative instruments containing swaps and collars, which management believes are effective in mitigating commodity price risk associated with a portion of its future monthly natural gas and crude oil production and related cash flows. The Company does not designate its commodities derivative instruments as hedges and therefore does not apply hedge accounting. Changes in fair value of derivative instruments subsequent to the initial measurement are recorded as change in fair value on derivative liability, in other income (expense). The estimated fair value amounts of the Company’s commodity derivative instruments have been determined at discrete points in time based on relevant market information which resulted in the Company classifying such derivatives as Level 2. Although the Company’s commodity derivative instruments are valued using public indices, as well as the Black-Sholes model, the instruments themselves are traded with unrelated counterparties and are not openly traded on an exchange.

In a commodities swap agreement, the Company trades the fluctuating market prices of oil or natural gas at specific delivery points over a specified period, for fixed prices. As a producer of oil and natural gas, the Company holds these commodity derivatives to protect the operating revenues and cash flows related to a portion of its future natural gas and crude oil sales from the risk of significant declines in commodity prices, which helps reduce exposure to price risk and improves the likelihood of funding its capital budget. If the price of a commodity rises above what the Company has agreed to receive in the swap agreement, the amount that it agreed to pay the counterparty is expected to be offset by the increased amount it received for its production.

The Company has also entered into collar agreements related to oil and gas production with established floors and ceilings. Upon settlement, if the current market price of the commodity is below the floor, the Company receives the difference. Conversely, if the current market price of the commodity is above the ceiling at settlement, the Company pays the excess over the ceiling price.

Although the Company is exposed to credit risk to the extent of nonperformance by the counterparties to these derivative contracts, the Company does not anticipate such nonperformance and monitors the credit worthiness of its counterparties on an ongoing basis.

The derivative assets were $1,402,543 and $681,776 as of December 31, 2019 and 2018 respectively, and the derivative liabilities were $6,561,364 and $2,531,718 as of December 31, 2019 and 2018 respectively. The change in the fair value of the derivative assets and liabilities for the year ended December 31, 2019 consisted of a decrease of $4,512,598 associated with existing commodity derivatives and an increase of $1,203,719 associated with the new commodity derivative related to the acquisition accomplished on December 28, 2018, and a loss recognized in the consolidated statement of operations in the amount of $3,308,880.

The table below is a summary of the Company’s commodity derivatives as of December 31, 2019:

Natural Gas	Period	Average MMBTU per Month	Fixed Price per MMBTU
Swap	Dec-18 to Dec-22	118,936	$2.715

Crude Oil	Period	Average BBL per Month	Price per BBL
Swap	Dec-18 to Dec- 22	24,600	$50.85
Swap	Jan-20 to Jun-20	1,400	$52.71
Collar	Dec-17 to Jun-20	4,000	$55.00/$72.00

e) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investment securities that have original maturities of three months or less. At December 31, 2019 and 2018, the Company has cash deposits in excess of FDIC insured limits in the amounts of $4,163,360 and $3,045,695.

Restricted cash in the amount of $3,877,229 as of December 31, 2019 represents the balance of cash held by Ichor Energy, LLC (the “Borrower”) and/or its subsidiaries, generated through the operations of those subsidiaries. Pursuant to the Term Loan Credit Agreement to which the Borrower and its subsidiaries are parties, following March 31, 2019 the Borrower is required at all times to maintain a minimum cash balance of $2,000,000 (the “MLR”). Within 30 days of the end of each quarter, commencing with the quarter ended June 30, 2019, the Borrower is required to pay the lenders, as an additional principal payment on the debt, any cash in excess of (i) the MLR and (ii) any funds necessary for the capital expenditures contemplated to be expended in the next six month period by an approved plan of development (“APOD Capex Amount”). At December 31, 2019, the restricted cash did not exceed the MLR and the APOD Capex Amount.

f) Accounts receivable

Accounts receivable consist of oil and gas receivables. The Company evaluates these accounts receivable for collectability and, when necessary, records allowances for expected unrecoverable amounts. The Company has recorded an allowance for doubtful accounts of $217,057 at December 31, 2019 and 2018, respectively.

g) Oil and Gas Properties

The Company uses the full cost method of accounting for its investment in oil and natural gas properties. Under this method of accounting, all costs associated with acquisition, exploration and development of oil and gas reserves, including directly related overhead costs, are capitalized. General and administrative costs related to production and general overhead are expensed as incurred.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit of production method using estimates of proved reserves. Disposition of oil and gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such adjustment would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in operations. Unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is included in loss from operations before income taxes and the adjusted carrying amount of the unproved properties is amortized on the unit-of-production method.

Depreciation, depletion and amortization expense utilizing the unit-of-production method for the Company’s oil and gas properties for the years ended December 31, 2019 and 2018 were as follows:

Oil and Gas Properties by Geographical Cost Center
	Years ended,
	December 31,
Cost Center	2019	2018
Canada	$-	$21,387
United States	10,936,446	1,623,306

	$10,936,446	$1,644,693

h) Limitation on Capitalized Costs

Under the full-cost method of accounting, we are required, at the end of each reporting date, to perform a test to determine the limit on the book value of our oil and natural gas properties (the “Ceiling” test). If the capitalized costs of our oil and natural gas properties, net of accumulated amortization and related deferred income taxes, exceed the Ceiling, this excess or impairment is charged to expense. The expense may not be reversed in future periods, even though higher oil and natural gas prices may subsequently increase the Ceiling. The Ceiling is defined as the sum of:

(a)	the present value, discounted at 10 percent, and assuming continuation of existing economic conditions, of 1) estimated future gross revenues from proved reserves, which is computed using oil and natural gas prices determined as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month hedging arrangements pursuant to SAB 103, less 2) estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves, plus

(b)	the cost of properties not being amortized; plus

(c)	the lower of cost or estimated fair value of unproven properties included in the costs being amortized, net of

(d)	the related tax effects related to the difference between the book and tax basis of our oil and natural gas properties.

The Company did not recognize an impairment loss on oil and gas properties for the years ended December 31, 2019 and 2018, respectively.

i) Oil and Gas Reserves

Reserve engineering is a subjective process that is dependent upon the quality of available data and the interpretation thereof, including evaluations and extrapolations of well flow rates and reservoir pressure. Estimates by different engineers often vary sometimes significantly. In addition, physical factors such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors such as changes in product prices, may justify revision of such estimates. Because proved reserves are required to be estimated using recent prices of the evaluation, estimated reserve quantities can be significantly impacted by changes in product prices.

j) Income (loss) per Share

Basic income (loss) per share is computed by dividing the net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) by the weighted-average number of common shares and, adjusted by any effects of warrants and options outstanding, if dilutive, that may add to the number of common shares during the period. At December 31, 2019 there were approximately 84,554,939 common stock equivalents that were anti-dilutive. At December 31, 2018, there were 183,313,800 common stock equivalents that were not dilutive due to the market price being at or lower than the corresponding exercise price.

k) Revenue Recognition

Sales of crude oil, natural gas, and natural gas liquids (NGLs) are included in revenue when production is sold to a customer in fulfillment of performance obligations under the terms of agreed contracts. Performance obligations primarily comprise delivery of oil, gas, or NGLs at a delivery point, as negotiated within each contract. Each barrel of oil, million BTU (MMBtu) of natural gas, or other unit of measure is separately identifiable and represents a distinct performance obligation to which the transaction price is allocated. Performance obligations are satisfied at a point in time once control of the product has been transferred to the customer. The Company considers a variety of facts and circumstances in assessing the point of control transfer, including but not limited to: whether the purchaser can direct the use of the hydrocarbons, the transfer of significant risks and rewards, the Company’s right to payment, and transfer of legal title. In each case, the time between delivery and when payments are due is not significant.

The following table disaggregates the Company’s revenue by source for the years ended December 31, 2019 and 2018:

	Years Ended December 31,
	2019	2018
Oil	$28,572,971	$7,777,100
Natural gas and Natural gas liquids	6,019,879	190,872

	$34,592,850	$7,967,972

l) Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statements and the tax basis of assets and liabilities by using estimated tax rates for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets and liabilities to the extent that we believe that these assets and/or liabilities are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If we determine that the Company would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

In assessing the realizability of its deferred tax assets, management evaluated whether it is more likely than not that some portion, or all of its deferred tax assets, will be realized. The realization of its deferred tax assets relates directly to the Company’s ability to generate taxable income. The valuation allowance is then adjusted accordingly.

The Company has estimated net operating losses in excess of $20,000,000 at December 31, 2019. The potential benefit of these net operating losses has not been recognized in these financial statements because the Company cannot be assured it is more likely than not that it will utilize the net operating losses carried forward in future years. In December 2017, tax legislation was enacted limiting the deduction for net operating losses from taxable years beginning after December 31, 2017 to 80% of current year taxable income and eliminating net operating loss carrybacks for losses arising in taxable years ending after December 31, 2017 (though any such tax losses may be carried forward indefinitely). Net operating losses originating in taxable years beginning prior to January 1, 2018 are still subject to former carryover rules. The net operating loss carryforwards generated prior to this date of approximately $11,000,000, will expire between 2019 through 2038.

m) Stock-Based Compensation

The Company may issue stock options to employees and stock options or warrants to non-employees in non-capital raising transactions for services and for financing costs. The cost of stock options and warrants issued to employees and non-employees is measured on the grant date based on the fair value. The fair value is determined using the Black-Scholes option pricing model. The resulting amount is charged to expense on the straight-line basis over the period in which the Company expects to receive the benefit, which is generally the vesting period.

The fair value of stock options and warrants is determined at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option model requires management to make various estimates and assumptions, including expected term, expected volatility, risk-free rate, and dividend yield. The expected term represents the period of time that stock-based compensation awards granted are expected to be outstanding and is estimated based on considerations including the vesting period, contractual term and anticipated employee exercise patterns. Expected volatility is based on the historical volatility of the Company’s stock. The risk-free rate is based on the U.S. Treasury yield curve in relation to the contractual life of stock-based compensation instrument. The dividend yield assumption is based on historical patterns and future expectations for the Company dividends.

The following table represents stock warrant activity as of and for the year ended December 31, 2019:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Warrants Outstanding – December 31, 2018	54,821,690	0.26	6.0 years	-
Granted	18,922,500	0.30	4.9 years	-
Exercised	29,114,251	-	-	-
Forfeited/expired/cancelled	-	-	-	-

Warrants Outstanding – December 31, 2019	44,629,939	$0.26	5.6 years	$-

Outstanding Exercisable – December 31, 2018	54,821,690	$0.27	6.0 years	$-
Outstanding Exercisable – December 31, 2019	44,629,939	$0.26	5.6 years	$-

n) Impairment of long-lived assets

The Company is required to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally determined by using the asset's expected future discounted cash flows or market value. The Company estimates fair value of the assets based on certain assumptions such as budgets, internal projections, and other available information as considered necessary. There is no impairment of long-lived assets during the years ended December 31, 2019 and 2018.

t) Accounting for Asset Retirement Obligations

Asset retirement obligations (“ARO”) primarily represent the estimated present value of the amount the Company will incur to plug, abandon and remediate its producing properties at the projected end of their productive lives, in accordance with applicable federal, state and local laws. The Company determined its ARO by calculating the present value of estimated cash flows related to the obligation. The retirement obligation is recorded as a liability at its estimated present value as of the obligation’s inception, with an offsetting increase to proved properties.

The following table describes the changes in the Company’s asset retirement obligations for the years ended December 31, 2019 and 2018:

	Year ended December 31, 2019	Year ended December 31, 2018
Asset retirement obligation – beginning	$4,413,465	$3,096,263
Oil and gas purchases	94,796	1,898,019
Adjustments through disposals and settlements	(1,361,106)	(666,840)
Accretion expense	391,482	86,023

Asset retirement obligation – ending	$3,538,637	$4,413,465

u) Undistributed Revenues and Royalties

The Company records a liability for cash collected from oil and gas sales that have not been distributed. The amounts get distributed in accordance with the working interests of the respective owners.

v) Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 “Leases” (ASU 2016-02) and subsequently issued supplemental adoption guidance and clarification (collectively, Topic 842). Topic 842 amends a number of aspects of lease accounting, including requiring lessees to recognize right-of-use assets and lease liabilities for operating leases with a lease term greater than one year. Topic 842 supersedes Topic 840 “Leases.” On January 1, 2019, the Company adopted Topic 842 using the modified retrospective approach. Results for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting under Topic 840. We elected the package of practical expedients permitted under the transition guidance within Topic 842, which allowed us to carry forward the historical lease classification, retain the initial direct costs for any leases that existed prior to the adoption of the standard and not reassess whether any contracts entered into prior to the adoption are leases. We also elected to account for lease and non-lease components in our lease agreements as a single lease component in determining lease assets and liabilities. In addition, we elected not to recognize the right-of-use assets and liabilities for leases with lease terms of one year or less. Upon adoption of Topic 842, we recorded $367,365 of right-of-use assets and operating lease liabilities as of January 1, 2019. The adoption did not have a material impact on our Consolidated Statements of Operations or Consolidated Statements of Cash Flows.

w) Subsequent events

The Company has evaluated all subsequent events from December 31, 2019, through the date of filing this report, and determined there are no additional items to disclose other than those described in Note 10.

Note 3. Business Acquisition

Certain Working Interests in Texas and Louisiana

As discussed in Note 1, on December 28, 2018, the Company, through its subsidiary Ichor Energy, LLC (“Ichor Energy”) completed an acquisition of working interests in certain oil and gas leases in Texas and Louisiana.

The total consideration given, representing the full purchase price of the working interests in these certain oil and gas leases in Texas and Louisiana, is calculated as follows:

Total Consideration Given
Cash consideration	$3,701,698
Term loan - net	61,528,602
Fair value of Ichor Energy Warrants	180,744
Accrued obligation	330,314
Note payable Seller	23,777,948

$89,519,306

Provisional Fair Value of Assets and Liabilities

Oil and Gas Properties	$91,189,272
Asset retirement obligations assumed	(1,669,966)

$89,519,306

The accrued obligation of $330,314 is included in accrued expenses at December 31, 2018.

Proforma unaudited condensed selected financial data for the year ended December 31, 2018 as though this acquisition had taken place at January 1, 2018 are as follows:

Year Ended December 31, 2018
Revenues	$49,664,112

Net Loss (excludes unrealized gains / losses)	$1,441,930

Loss per share	$0.02

Note 4. Oil and Gas Properties

The following table summarizes the Company’s oil and gas activities by classification and geographical cost center for the year ended December 31, 2019:

	December 31, 2018	Adjustments	Impairments	December 31, 2019
Proved developed producing oil and gas properties
Canada cost center	$-	$-	$-	$-
United States cost center	81,936,721	(5,403,736)	-	76,532,985
Accumulated depreciation, depletion and amortization	(604,735)	(7,003,809)	-	(7,608,544)
Proved developed producing oil and gas properties, net	$81,331,986	$(12,407,545)	$-	$68,924,441

Undeveloped and non-producing oil and gas properties
Canada cost center	$-	$-	$-	$-
United States cost center	51,973,719	4,194,709	-	56,168,428
Accumulated depreciation, depletion and amortization	(1,480,813)	(3,869,940)	-	(5,350,753)
Undeveloped and non-producing oil and gas properties, net	$50,492,906	$324,769	$-	$50,817,675

Total Oil and Gas Properties, Net	$131,824,892	$(12,082,776)	$-	$119,742,116

The following table summarizes the Company’s oil and gas activities by classification and geographical cost center for the year ended December 31, 2018:

	December 31, 2017	Adjustments	Impairments	December 31, 2018
Proved developed producing oil and gas properties
Canada cost center	$23,279	$(23,279)	$-	$-
United States cost center	12,513,088	69,423,633	-	81,936,721
Accumulated depreciation, depletion and amortization	(235,226)	(369,509)	-	(604,735)
Proved developed producing oil and gas properties, net	$12,301,141	$69,030,845	$-	$81,331,986

Undeveloped and non-producing oil and gas properties
Canada cost center	$382,935	$(382,935)	$-	$-
United States cost center	26,851,244	25,122,475	-	51,973,719
Accumulated depreciation, depletion and amortization	(374,545)	(1,106,268)	-	(1,480,813)
Undeveloped and non-producing oil and gas properties, net	$26,859,634	$23,633,272	$-	$50,492,906

Total Oil and Gas Properties, Net	$39,160,775	$92,664,117	$-	$131,824,892

On January 12, 2018, the Company, through Mid-Con Drilling, closed on an acquisition of a 100% working interest in seven new oil and gas leases in Woodson and Allen Counties in Kansas. The purchase includes an undivided interest in all oil and gas wells, equipment, fixtures and other personal property located upon the leased properties. To facilitate this transaction, the Company, through Mid-Con Drilling, executed a Promissory Note, dated January 12, 2018, in favor of Cornerstone Bank in the amount of $366,000. The acquisition price for this acquisition was $480,000.

Effective February 1, 2018, the Company, through Mid-Con Drilling, closed on the acquisition of a working interest in a lease with access to the mineral rights (oil and gas) concerning approximately 80 acres of property in Douglas County in eastern Kansas. The acquisition price was $50,000.

During November, 2018, the Company created, Ichor Energy Holdings, LLC, (a Nevada Limited Liability Company), Ichor Energy, LLC (a Nevada Limited Liability Company), Ichor Energy (TX), LLC (a Texas Limited Liability company), and Ichor Energy (LA), LLC (a Louisiana Limited Liability Company) to facilitate the acquisition and ownership of certain oil and gas leases in Texas and Louisiana. The acquisition closed on December 28, 2018, and in connection therewith: (i) Ichor Energy (LA), LLC, a wholly-owned subsidiary of Ichor Energy, acquired all of the purchased assets located in Louisiana; and (ii) Ichor Energy (TX), LLC, a wholly-owned subsidiary of Ichor Energy, acquired all of the purchased assets located in Texas.

To facilitate the above-noted acquisition, the Company executed a Security and Pledge Agreement along with a $23,777,948 Promissory Note in favor of the seller, and caused Ichor Energy Holdings and Ichor Energy Holdings’ wholly-owned subsidiary, Ichor Energy, to enter into a Term Loan Credit Agreement dated December 28, 2018, with ABC Funding LLC, as administrative agent for various lenders the “Term Loan”).

On December 28, 2018, the Company, through one of its subsidiaries, Ichor Energy LLC, entered into a Term Loan Credit Agreement with various lenders represented by ABC Funding, LLC as administrative agent. The agreement provides for a total loan amount of $63,592,000, bearing interest at a rate per annum equal to the greater of (i) a floating rate of interest equal to 10% plus LIBOR, and (ii) a fixed rate of interest equal to 12%, payable monthly on the last day of each calendar month, commencing January 31, 2019. Principal payments shall be made quarterly at 1.25% of the initial loan amount, commencing on the last business day of the fiscal quarter ending June 30, 2019. Cash generated from the operation of these assets is restricted to lease operating expenses, the payment of debt service on the Term Loan, approximately $12,000,000 of oil and gas development projects approved by the lender, and distributions to the Company of $65,000 per month for general and administrative expenses, and a quarterly tax distribution at the current statutory rates. On a quarterly basis, commencing with the quarter ended June 30, 2019, after appropriate distributions to the Company, any cash in excess of $2,000,000 plus unfunded approved development projects will be swept by the lender as an additional principal payment on the debt. To the extent not previously paid, all loans under the Loan Agreement shall be due and payable on the December 28, 2023 (the Maturity Date).

Note 5. Related Party Transactions

The Company’s CEO and director, James Doris has incurred expenses on behalf of, and made advances to, the Company in order to provide the Company with funds to carry on its operations. Additionally, Mr. Doris has made several loans through promissory notes to the Company, all accruing interest at 12%, and payable on demand. As of December 31, 2019 and 2018, the total amount due to Mr. Doris for these loans is $590,555 and $395,555, respectively. Accrued interest of $102,505 and $78,116 is included in accrued expenses and other current liabilities at December 31, 2019 and 2018, respectively,

The Company’s CFO, Frank W. Barker, Jr., renders professional services to the Company through FWB Consulting, Inc., an affiliate of Mr. Barker’s. As of December 31, 2019, and 2018, the total amount due to FWB Consulting, Inc. is $184,468 and $114,468, respectively, and is included in accounts payable.

Note 6. Capital Stock and Additional Paid-in Capital

(a) Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of which 50,000 have been designated as Series C Preferred Stock (the “Series C Preferred Stock”). Pursuant to the amended Certification of Designation of the Series C Preferred Stock filed on September 5, 2019, each share of Series C Preferred Stock entitles the holder thereof to 32,500 votes on all matters submitted to the vote of the stockholders of the Company. Each share of Series C Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, into one share of fully paid and non-assessable common stock.

(b) Common Stock

On November 5, 2018, the Company amended its Articles of Incorporation to increase the number of shares of common stock the Company is authorized to issue from 100,000,000 to 500,000,000.

During the year ended December 31, 2018, the Company issued the shares of its common stock as follow:

●	11,447,000 shares of common stock issued as debt discount valued at fair market value on the date of each transaction totaling $2,478,533.

●	250,000 shares of common stock issued as prepaid equity-based compensation valued at fair market value at the date of the transaction, totaling $55,000.

●	6,305,297 shares of common stock issued for services valued at the fair market value on the date of each transaction totaling $1,462,997.

●	75,000 shares of common stock issued in a debt conversion valued at $0.20 per share, or $15,000.

●	563,738 shares of common stock issued pursuant to a cashless exercise of warrants valued at fair market value on the date of exercise.

During the year ended December 31, 2019, the Company issued the shares of its common stock as follow:

●	6,181,133 shares of common stock issued for services valued at the fair market value on the date of each transaction totaling $783,782.

●	3,650,046 shares of common stock issued to satisfy accrued interest valued at fair market value at the date of the transaction, totaling $620,508.

●	19,006,350 shares of common stock issued pursuant to a warrant exercise for the reduction of debt in the amount of $1,900,635.

●	2,410,000 shares of common stock issued pursuant to the exercise of warrants in the amount of $241,000.

●	1,961,755 shares of common stock issued pursuant to cashless exercise of warrants.

Note 7. Long Term Debt and other short-term borrowings

Long term debt and other short-term borrowings consisted of the following at December 31, 2019 and December 31, 2018:

	December 31, 2019	December 31, 2018
Long-term debt:
During June through December of 2018, the Company borrowed $9,459,750 from private lenders, and exchanged $5,514,000 of amounts due lenders from prior borrowings as well as $191,250 in accrued interest, pursuant to a 10% Secured Promissory Note with 50% of the principal convertible into the Company’s common stock at $0.20 per share, all principal and accrued interest payable on the initial maturity date of August 31, 2019. Concurrently, the Company issued the Note holders 11,373,750 warrants (5-year term and an exercise price of $0.20 per share). On August 31, 2019, the Company, pursuant to the terms of the notes, elected to extend the maturity date to August 31, 2020, by increasing the interest rate to 12%, and issuing the Note holders an additional 115,000 warrants (5-year term and an exercise price of $0.20 per share) for every $100,000 invested, resulting in an additional 17,422,500 new warrants. The fair value of all these warrants was recorded as a debt discount and amortized over the life of the notes. The balance shown is net of unamortized discount of $2,086,008 at December 31, 2019 and $5,981,012 at December 31, 2018. A majority of these lenders are also Viking shareholders.	11,163,357	9,168,988

On June 13, 2018, the Company borrowed $12,400,000 pursuant to a revolving line of credit facility with a maximum principal amount of $30,000,000 from Crossfirst Bank, bearing interest 1.5% above a base rate equal to the prime rate of interest published by the Wall Street Journal, interest only for June and July of 2018, at which time Principal is payable at $100,000 monthly through the maturity date of May 10, 2021, at which time all remaining unpaid principal and accrued interest shall be due. The balance shown is net of unamortized discount of $34,411 at December 31, 2019 and $103,421 at December 31, 2018.	7,655,589	11,728,911

On December 28, 2018, to facilitate the acquisition of certain oil and gas assets, the Company, through one of its subsidiaries, Ichor Energy LLC, entered into a Term Loan Credit Agreement with various lenders represented by ABC Funding, LLC as administrative agent. The agreement provides for a total loan amount of $63,592,000, bearing interest at a rate per annum equal to the greater of (i) a floating rate of interest equal to 10% plus LIBOR, and (ii) a fixed rate of interest equal to 12%, payable monthly on the last day of each calendar month, commencing January 31, 2019. Principal payments are made quarterly at 1.25% of the initial loan amount, commencing on the last business day of the fiscal quarter ending June 30, 2019. Cash generated from the operation of these assets is restricted to lease operating expenses, the payment of debt service on the Term Loan, approximately $12,000,000 of oil and gas development projects approved by the lender, and distributions to the Company of $65,000 per month for general and administrative expenses, and a quarterly tax distribution at the current statutory rates. Within 30 days of the end of each quarter, commencing with the quarter ended June 30, 2019, Ichor Energy, LLC is required to pay, as an additional principal payment on the debt, any cash in excess of the MLR and the APOD Capex Amount. To the extent not previously paid, all loans under the Loan Agreement shall be due and payable on the December 28, 2023 (the Maturity Date). The loan agreement contains prepayment penalties through December 28, 2021 and “make-whole” obligations through December 28, 2020. In addition, at maturity (or sooner under certain circumstances which include prepayment of the loan or sale of Ichor Energy, LLC) the lenders will receive a payment approximating 5% of the fair value of Ichor Energy, LLC at that time; such amount is not estimable. The balance shown is net of unamortized discount of $3,507,364 at December 31, 2019 and $4,385,408 at December 31, 2018.	53,699,940	59,206,592

On December 28, 2018, the Company issued a 10% secured promissory note in the amount of $23,777,948, payable to RPM Investments, secured by 100% of the membership interests of Ichor Energy Holdings, LLC. All accrued interest and unpaid principal are due on the earlier of (i) the date the Company or one of its affiliates completes an acquisition with one or more of the sellers for a purchase price equal to or greater than $50,000,000 or (ii) January 31, 2020. As described in Note 10, Subsequent Events, this note was extinguished on February 3, 2020 in connection with an acquisition of oil and gas interests and exchanged for a new note in the amount of approximately $20.869 million with a maturity date of June 1, 2021. As a result, the balance of this note at December 31, 2019 has been classified as non-current.	23,777,948	23,777,948

On February14, 2019, the Company executed a promissory note payable to CrossFirst Bank in the amount of $56,760 for the purchase of transportation equipment, bearing interest at 7.15%, payable in 60 installments of $1,130, with a maturity date of February 14, 2024.	48,658	-

On July 24, 2019, the Company through its wholly owned subsidiary, Mid-Con Petroleum, LLC, executed a promissory note payable to Cornerstone Bank in the amount of $2,241,758, bearing interest at 6%, payable interest only for the first year, then payable in 59 installments of $43,438, with a final payment due on a maturity date of July 24, 2025. The balance shown is net of unamortized discount of $26,538 at December 31, 2019.	2,215,221	-

On July 24, 2019, the Company through its wholly owned subsidiary, Mid-Con Drilling, LLC, executed a promissory note payable to Cornerstone Bank in the amount of $1,109,341, bearing interest at 6%, payable interest only for the first year, then payable in 59 installments of $21,495, with a final payment due on a maturity date of July 24, 2025. The balance shown is net of unamortized discount of $26,464 at December 31, 2019.	1,032,215	-

	99,592,928	103,882,439

Other short-term borrowings:

On September 30, 2019, the Company received $910,000 under an agreement that requires the Company to make 28 weekly payments aggregating $1,237,600 through April 13, 2020. On December 23, 2019, the Company received an additional $242,750 under a replacement agreement that requires the Company to make 25 weekly payments aggregating $1,620,000 through June 15, 2020. The agreement provides discounts for early payment. The balance shown is net of the maximum discount of $413,445 at December 31, 2019.	1,141,755	-

On October 3, 2019, the Company received $480,200 under an agreement that requires the Company to make 28 weekly payments aggregating $666,400 through April 20, 2020. The agreement provides discounts for early payment. The balance shown is net of the maximum discount of $132,289 at December 31, 2019.	423,111	-

On December 23, 2019, the Company received $2,939,970 under an agreement that requires the Company to make 25 weekly payments aggregating $4,050,000 through June 15, 2020. The agreement provides discounts for early payment. The balance shown is net of the maximum discount of $1,110,030 at December 31, 2019.	2,855,368	-

On November 26, 2019, the Company received $200,000 from an individual. The advance is non-interest bearing and payable on demand.	200,000	-

Total long-term debt and other short-term borrowings	104,213,162	103,882,439
Less current portion	(19,225,045)	(11,805,582)
	$84,988,117	$92,076,857

Principal maturities of long-term debt for the next five years and thereafter are as follows:

Period ended December 31,
	Principal	Unamortized Discount	Net
2020	$22,233,521	$3,008,476	$19,225,045
2021	33,800,583	888,057	32,912,526
2022	3,571,250	888,057	2,683,193
2023	49,183,721	881,309	48,302,412
2024	735,234	9,529	725,705
Thereafter	369,637	5,356	364,281

	$109,893,946	$5,680,784	$104,213,162

Loan Covenants

Pursuant to the terms of the Revolving Line of Credit Facility executed on June 13, 2018 with CrossFirst Bank for a maximum principal amount of $30,000,000, the Company is required to provide on a quarterly basis, certain information to the Bank relative to operational performance of the Borrowers, to include internally prepared consolidated financial statements, hedge reports, and a compliance certificate.

Pursuant to the terms of the Term Loan Credit Agreement executed on December 28, 2018 with various lenders in the initial amount of $63,592,000, the Company is required to provide, periodically to the lenders, certain information relative to financial and operational performance of the related assets , accompanied by a compliance certificate.

At December 31, 2019, the Company is not in default of any loan covenants.

Note 8. Commitments and contingencies

In April 2018, the Company’s subsidiary, Petrodome Energy, LLC entered into a 66-month lease for 4,147 square feet of office space for the Company’s corporate office in Houston, Texas. The annual base rent commenced at $22.00 per square foot, and escalates at $0.50 per foot each year through expiration of the lease term. A right-of-use asset and operating lease liability has been recorded with the adoption of Topic 842, pertaining to this office lease. As this lease does not provide an implicit interest rate, we used a portfolio approach to determine a collateralized incremental borrowing rate of 10% based on the information available at the date of adoption of Topic 842 to determine the lease liability. Operating lease expense is recognized on a straight-line basis over the lease term. Operating lease expense was $96,304 for the year ended December 31, 2019.

The Company's commitment for minimum lease payments under this operating lease for the next five years and thereafter as of December 31, 2019 are as follows:

Period ended December 31,
2020	$94,690
2021	96,763
2022	98,837
2023	82,940

$373,230

From time to time the Company may be a party to litigation involving commercial claims against the Company. Management believes that the ultimate resolution of these matters will not have a material effect on the Company’s financial position or results of operations.

The staff (the “Staff”) of the SEC’s Division of Enforcement has notified the Company, that the Staff has made a preliminary determination to recommend that the SEC file an enforcement action against the Company, as well as against its CEO and it CFO, for alleged violations of Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder during the period from early 2014 through late 2016. The Staff’s notice is not a formal allegation or a finding of wrongdoing by the Company, and the Company is in dialogue with the Staff regarding its preliminary determination. The Company believes it has adequate defenses and intends to vigorously defend any enforcement action that may be initiated by the SEC.

Note 9. Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statements and the tax basis of assets and liabilities by using estimated tax rates for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If we determine that the Company would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

In assessing the realizability of its deferred tax assets, management evaluated whether it is more likely than not that some portion, or all of its deferred tax assets, will be realized. The realization of its deferred tax assets relates directly to the Company’s ability to generate taxable income. The valuation allowance is then adjusted accordingly.

The Company has estimated net operating loss carry forwards of approximately $35,800,000 and $20,700,000 (revised from prior year estimate) as of December 31, 2019 and 2018 respectively. The potential benefit of these net operating losses has not been recognized in these financial statements because the Company cannot be assured it is more likely than not that it will utilize the net operating losses carried forward in future years. The net operating loss carryforwards generated prior to the January 1, 2018 effective date of the “Tax Cuts and Jobs Act of 2017” will expire in 2027 through 2037. Net operating losses arising in taxable years beginning after December 31, 2017 are carried forward indefinitely and are limited to 80 percent of taxable income.

The current and deferred income tax expense (benefit) consists of the following for the years ending December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Current
Federal	$(3,174,242)	$(2,496,519)
State	-	-
Total current tax expense (benefit)	(3,174,242)	(2,496,519)

Deferred tax timing differences
Federal	(894,687)	(866,288)
State	-	-

Increase (decrease) in valuation allowance	4,068,929	2,451,980

Income tax expense (benefit)	$-	$(910,827)

The components of deferred tax assets and liabilities as of December 31, 2019, and 2018 is as follows:

	December 31, 2019	December 31, 2018
Deferred tax assets:
NOL carry forwards	$8,077,099	$4,902,857
Bad debt reserves	77,896	77,896
Impairment of oil and gas assets	403,289	403,289
Unrealized loss	695	695
Derivative losses	1,301,952	607,087
Share based compensation	2,456,423	2,256,601

Total deferred tax assets	12,317,354	8,248,425

Deferred tax liabilities:
Derivative gains	(121,947)	(121,947)
Bargain purchase gain	(5,674,498)	(5,674,498)

Total deferred tax liabilities	(5,796,445)	(5,796,445)

Deferred tax asset (liability) - before valuation allowance	6,520,909	2,451,980
Less valuation allowance	(6,520,909)	(2,451,980)

Deferred tax asset (liability) - net	$-	$-

A reconciliation of the federal and state statutory income tax rates to the Company’s effective income tax rate applicable to income before income tax benefit from continuing operations is as follows for the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Continuing operations
Expected provision at US statutory rate	21.00%	21.00%
State income tax net of federal benefit	0.00%	0.00%
Other items effecting timing differences	-4.6%	-5.4%
Valuation allowance	0.00%	-%

Effective income tax rate	16.4%	15.6%

The Company files income tax returns on a consolidated basis in the United States federal jurisdiction. As of December 31, 2019, the tax returns for the Company for the years ending 2016 through 2018 remain open to examination by the Internal Revenue Service. The Company and its subsidiaries are not currently under examination for any period.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company’s tax net operating loss carry forwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

Note 10. Subsequent Events

Acquisition of Oil and Gas Properties

Purchase and Sale Agreement

On February 3, 2020, Elysium Energy, LLC (“Elysium”), a wholly-owned subsidiary of Viking’s subsidiary, Elysium Energy Holdings, LLC (“Elysium Holdings”), acquired interests in certain oil and gas properties located in Texas and Louisiana (the “Acquisition”). The purchase price was approximately $46.3 million (subject to adjustment) which was substantially accomplished through cash on hand (which included the proceeds provided by the Camber Energy, Inc. (“Camber”) promissory note described below), a term loan, and settlement of a promissory note previously issued to certain of the sellers. The assets purchased included leases, working interests, and over-riding royalty interests in oil and gas properties in Texas (approximately 72 wells) and Louisiana (approximately 55 wells), along with associated equipment. On February 4, 2020, Elysium hedged 75% of the estimated oil and gas production associated with the newly acquired assets for 2020, 60% of the estimated production for 2021 and 50% of the estimated production for the period between January, 2022 to July, 2022. Theses hedges have a floor of $45 and a ceiling ranging from $52.70 to $56 for oil, and a floor of $2 and a ceiling of $2.425 for natural gas.

Supplemental pro forma financial information has not been provided as the initial accounting for the acquired interests has not been completed.

Term Loan

In connection with the Acquisition, Elysium Holdings (Elysium’s parent), Elysium, and Elysium’s subsidiaries (collectively the “Borrowers”) entered into a $35.0 million term loan at a 4.0% original issue discount. The loan matures on August 3, 2022, unless accelerated sooner pursuant to the loan agreement. The loan bears interest at the prime rate plus seven and three quarters percent (7.75%) payable monthly. Principal payments are due beginning on May 1, 2020, and on each month thereafter at one percent (1%) of the then-outstanding balance and, to the extent not previously paid, on the maturity date.

The Borrowers have the right to prepay the term loan, subject to a prepayment fee of 5% for prepayments prior to February 3, 2021, 3% for prepayments from February 3, 2021 to February 3, 2022, and 0% for prepayments thereafter.

Additionally, to the extent that the Borrowers have Excess Cash Flow (as defined in the loan agreement), the Borrowers are required to make mandatory prepayments, without penalty or premium, equal to seventy-five percent (75%) of such Excess Cash Flow.

The Loan Agreement contains various customary covenants, some of which limit the ability of Elysium to, among other things, incur additional indebtedness; grant certain liens; engage in certain asset acquisitions and dispositions; make certain loans; make or declare certain dividends or distributions; issue additional equity interests; engage in certain changes in their organizational structure; engage in certain transactions with affiliates; make certain capital expenditures; amend their organizational documents or form or acquire additional subsidiaries. The loan agreement also contains covenants that require the maintenance of specified financial ratios or conditions.

Obligations under the loan agreement are secured by mortgages on the oil and gas leases of the Elysium and its subsidiaries, a security agreement covering all assets of Elysium and its subsidiaries, and a pledge of all of Elysium’s membership interests.

Promissory Notes

Certain of the selling entities were holders of the Company’s $23.7 million secured promissory note dated December 31, 2018. This note (and all unpaid accrued interest) was extinguished in connection with this acquisition. In exchange, the Company issued a new promissory note dated February 3, 2020, for approximately $20.869 million, which is secured by a pledge of the membership interests of Viking’s wholly-owned subsidiary, Ichor Energy Holdings, LLC. The note bears interest at a rate of 10% per annum, payable at maturity (June 1, 2021). The note also requires that if following Viking’s merger with Camber (as described below) or Viking’s direct up-listing to a national stock exchange, it completes an equity raise through the issuance of its common stock, then seventy-five percent (75%) of such proceeds are to be applied to reduce the amount outstanding under the promissory note. Further, to the extent the Borrowers are due any post-closing adjustment payments in connection with the Acquisition, such payments are to be applied to reduce the balance owing under the promissory note.

Merger Agreement and Promissory Note with Camber Energy, Inc.

Merger Agreement

On February 3, 2020, Viking entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Camber. The Merger Agreement provides that a newly-formed wholly-owned subsidiary of Camber will merge with and into Viking, with Viking surviving the merger as a wholly-owned subsidiary of Camber.

Upon the terms of the Merger Agreement, Viking shareholders will own approximately 80% of Camber at the time of the merger, subject to adjustment in certain circumstances.

The Merger Agreement provides, among other things, that the board of directors of the combined company will be comprised of five directors, one to be appointed by Camber and four to be appointed by Viking. The Merger Agreement also provides that James A. Doris, the Chief Executive Officer of Viking, shall serve as the Chief Executive Officer of the combined company. The combined company will have its headquarters in Houston, Texas.

The completion of the Merger is subject to numerous conditions including (i) the effectiveness of a registration statement registering the shares of Camber common stock to be issued to Viking’s shareholders in the merger and (ii) shareholder approval of the merger transactions by Camber’s shareholders and Viking’s shareholders. Additional closing conditions include (i) that in the event the NYSE American determines that the merger constitutes, or will constitute, a “back-door listing”/”reverse merger”, Camber (and its common stock) is required to qualify for initial listing on the NYSE American, and (ii) that the only loan obligations with a maturity date in 2020 that Viking shall have at closing shall be the $13.5 million of convertible debt issued in December of 2018.

The Merger can be terminated under various conditions or circumstances. The Merger Agreement contains customary indemnification obligations of the parties and representations and warranties. Upon consummation of the merger, Viking will be deemed the acquirer for accounting purposes.

Promissory Note

As a condition of the merger, Camber loaned Viking $5 million pursuant to the terms of a Securities Purchase Agreement and 10.5% Secured Promissory Note dated February 3, 2020 (the “Camber Note”). This Camber note accrues interest at the rate of 10.5% per annum, payable quarterly, and is due on February 3, 2022. The note includes customary events of default and can be prepaid at any time together with a prepayment penalty of 10.5%. The note is generally convertible into common shares of Viking at a conversion price of $0.24 per share subject to certain restrictions.

As additional consideration for Camber making the loan to Viking and entering into the Merger Agreement, Viking assigned Camber 25% of the membership interests in Elysium Holdings. All or a portion of the assigned interests will be retained by Camber or returned to Viking under different circumstances relating to the possible termination of the Merger Agreement and the Camber Note repayment.

The terms of the Securities Purchase Agreement and accompanying security agreement provide Camber a security interest (subject to certain prerequisites) in Viking’s 75% ownership of Elysium Holdings and 100% ownership of Ichor Energy Holdings, LLC. Additionally, Viking provided Camber a junior security interest in the membership, common stock or ownership interests of all of Viking’s other existing and future, directly-owned or majority-owned subsidiaries.

The Merger Agreement provides that the Camber Note will be forgiven in the event the merger closes, or will be payable in full 90 days after the date that the Merger Agreement is terminated by any party for any reason, at which time an additional payment will also be due to Camber in an amount equal to (i) the amount owed by Camber to its Series C Preferred Stock holder in connection with the redemption of 525 shares of Camber’s Series C Preferred Stock minus (ii) the Camber Note repayment amount.

New Debt Offering

On or about February 18, 2020, the Company commenced an offering of securities consisting of a subordinated, secured, convertible debt instrument with equity features (the “New Offering”), the summary terms of which are as follows: (i) Maturity Date: Feb. 11, 2022; (ii) Interest Rate: 12% per annum (payable quarterly or monthly at the Company’s option; (iii) Conversion Entitlement: the holder may convert all or a portion of the amount outstanding into common shares in the capital stock of the Company at a price of $0.175 per share; (iv) Equity Kicker: for every $100,000 exchanged or advanced into the new offering, the holder will receive 60,000 common shares in the capital stock of the Company; and (v) Security: holders will receive, pari passu with all other holders, including Camber Energy, Inc. (which is further described in this Subsequent Events section), a pledge of the membership interests of the Company’s interest in Elysium Energy Holdings, LLC, and, as soon as the Company’s obligations to EMC Capital Partners, LLC are satisfied, a pledge of the membership interests of the Company’s interest in Ichor Energy Holdings, LLC.

With respect to the $13.2 million of promissory notes due in August of 2020, the Company has invited the holders of these notes to exchange all or a portion of their principal and/or accrued interest into the new offering, however. there is no obligation for the holders to do so. As of March 23, 2020, 5 of the 2018 Note Holders have agreed to exchange into and/or contribute additional cash to the New Offering, representing an aggregate investment amount of $980,000, and 1 new participant invested in the New Offering, representing an aggregate investment amount of $100,000.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES – (unaudited)

The following supplemental unaudited information regarding Viking’s oil and gas activities is presented pursuant to the disclosure requirements of ASC 932. Viking’s oil and gas activities are located in the United States and Canada.

Results of Operations

	United States		Canada
	2019	2018	2019	2018
Results of operations
Sales	$35,465,093	$7,878,714	$-	$89,258
Lease operating costs	(13,076,020)	(3,787,016)	-	(48,533)
Depletion, accretion and impairment	(11,327,928)	(1,697,977)	-	(32,739)

Net	$11,061,145	$2,393,721	$-	$7,986

Oil and Gas Production and Sales by geographic area for the years ended December 31, 2019 and 2018:

Reserve Quantity Information

The supplemental unaudited presentation of proved reserve quantities and related standardized measure of discounted future net cash flows provides estimates only and does not purport to reflect realizable values or fair market values of the Company’s reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, significant changes to these estimates can be expected as future information becomes available.

Proved reserves are those estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

Estimated Quantities of Proved Reserves

	United States		Canada
	2019	2018	2018	2018
Proved Developed, Producing	7,672,566	9,174,854	-	-
Proved Developed, Non Producing	1,980,157	1,336,184	-	-
Total Proved Developed	9,652,723	10,511,038	-	-
Proved Undeveloped	4,172,167	6,013,197	-	-

Total Proved	13,824,890	16,524,235	-	-

Petroleum and Natural Gas Reserves

Reserves are estimated remaining quantities of oil and natural gas and related substances, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations – prior to the time at which contracts providing the right to operate expire.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves

The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves were prepared in accordance with provisions of ASC 932 - Extractive Activities - Oil and Gas. Future cash inflows at December 31, 2019 and 2018 were computed by applying the unweighted, arithmetic average of the closing price on the first day of each month for the 12-month period prior to December 31, 2019 and 2018 to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and natural gas reserves at year-end, based on year-end costs and assuming continuation of existing economic conditions.

Future income tax expenses are calculated by applying appropriate year-end tax rates to future pretax net cash flows relating to proved oil and natural gas reserves, less the tax basis of properties involved. Future income tax expenses give effect to permanent differences, tax credits and loss carry forwards relating to the proved oil and natural gas reserves. Future net cash flows are discounted at a rate of 10% annually to derive the standardized measure of discounted future net cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value of the Company’s oil and natural gas properties.

The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for the year ended December 31, 2019 and 2018 are as follows:

	United States		Canada
	2019	2018	2019	2018
Future cash inflows	$541,243,657	$812,837,838	$-	$-
Future production costs	(156,167,716)	(221,055,038)	-	-
Future development costs	(42,539,780)	(45,417,745)	-	-
Future income tax expense	(38,772,674)	(82,150,578)	-	-

Future net cash flows	303,763,487	464,214,477	-	-
10% annual discount for estimated timing of cash flows	(135,523,587)	(219,657,382)	-	-

Standardized measure of DFNCF	$168,239,900	$244,557,095	$-	$-

Changes in Standardized Measure of Discounted Future Net Cash Flows

The changes in the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for the years ended December 31, 2019 and 2018 are as follows:

	United States		Canada
	2019	2018	2019	2018
Balance - beginning	$244,557,095	$70,760,702	$-	$573,095)
Net changes in prices and production costs	(49,623,771)	663,233	-	-
Net changes in future development costs	502,197	16,523,269	-	-
Sales of oil and gas produced, net	(22,389,073)	(4,132,423)	-	-
Extensions, discoveries and improved recovery	-	-	-	-
Purchases of reserves	25,556,000	180,681,000	-	-
Sales of reserves	(12,106,298)	-	-	(573,095)
Revisions of previous quantity estimates	(67,757,693)	7,399,086	-	-
Previously estimated development costs incurred	3,636,007	3,813,777	-	-
Net change in income taxes	24,288,680	(44,289,094)	-	-
Accretion of discount	28,884,619	7,076,070	-	-
Other	(7,307,863)	6,061,475	-	-

Balance - ending	$168,239,900	$244,557,095	$-	$-

In accordance with SEC requirements, the pricing used in the Company’s standardized measure of future net revenues is based on the 12-month un-weighted arithmetic average of the first-day-of-the-month price for the period January through December for each period presented and adjusted by lease for transportation fees and regional price differentials. The use of SEC pricing rules may not be indicative of actual prices realized by the Company in the future.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Viking Energy Group, Inc.

We have audited the accompanying combined statements of revenues and direct operating expenses (the “financial statements”) of those certain properties acquired by Elysium Energy, L.L.C., a subsidiary of Viking Energy Group, Inc., from 5Jabor, LLC, Bass Petroleum, L.L.C., Bodel Holdings, LLC, Delbo Holdings, L.L.C., James III Investments, L.L.C., JamSam Energy, LLC, Lake Boeuf Investments, LLC, Oakley Holdings, L.L.C., and Plaquemines Holdings, L.L.C., (the Sellers) for the years ended December 31, 2019 and 2018, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Viking Energy Group, Inc, and the Sellers management are responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the revenues and direct operating expenses of those certain properties acquired by Elysium Energy LLC, a subsidiary of Viking Energy Group, Inc., from 5Jabor, LLC, Bass Petroleum, L.L.C., Bodel Holdings, LLC, Delbo Holdings, L.L.C., James III Investments, L.L.C., JamSam Energy, LLC, Lake Boeuf Investments, LLC, Oakley Holdings, L.L.C., and Plaquemines Holdings, L.L.C., for the years ended December 31, 2019 and 2018, in conformity with U.S. generally accepted accounting principles.

Basis of Presentation

The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1. The presentation is not intended to be a complete financial statement presentation of the assets acquired as described above.

/s/ Turner Stone & Company L.L.P.

April 20, 2020

Dallas, Texas

COMBINED STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

OF PROPERTIES ACQUIRED BY ELYSIUM ENERGY, L.L.C., A SUBSIDIARY OF VIKING

 ENERGY GROUP, INC., FROM 5JABOR, LLC, BASS PETROLEUM, L.L.C., BODEL HOLDINGS, L.L.C., DELBO HOLDINGS,

L.L.C., JAMES III INVESTMENTS, L.L.C., JAMSAM ENERGY, LLC,

LAKE BOEUF INVESTMENTS, LLC, OAKLEY HOLDINGS, L.L.C., AND PLAQUEMINES

HOLDINGS, L.L.C. UNDER AGREEMENT DATED FEBRUARY 3, 2020

	Years Ended December 31,
	2019	2018
Revenues - oil and natural gas	$22,334,846	$10,010,548
Direct operating expenses	9,798,319	6,806,785

Revenues in excess of direct operating expenses	$12,536,527	$3,203,763

See Notes to Combined Statements of Revenues and Direct Operating Expenses

NOTES TO COMBINED STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

OF PROPERTIES ACQUIRED BY ELYSIUM ENERGY, L.L.C., A SUBSIDIARY OF VIKING

ENERGY GROUP, INC. FROM 5JABOR, LLC, BASS PETROLEUM, L.L.C., BODEL HOLDINGS, L.L.C., DELBO HOLDINGS,

L.L.C., JAMES III INVESTMENTS, L.L.C., JAMSAM ENERGY, LLC,

LAKE BOEUF INVESTMENTS, LLC, OAKLEY HOLDINGS, L.L.C., AND PLAQUEMINES

HOLDINGS, L.L.C. UNDER AGREEMENT DATED FEBRUARY 3, 2020

Years ended December 31, 2019 and 2018

Note 1. Basis of Presentation

Elysium Energy, L.L.C. (the “Company”) is a limited liability company formed on November 13, 2019 for the purpose of acquiring the producing and non-producing oil and natural gas properties of the Sellers (as defined below). The Company is a wholly-owned subsidiary of Viking Energy Group, Inc. (“Viking”), a company engaged in the exploration, acquisition, development and production of onshore oil and natural gas properties in the United States.

On October 10, 2019, the Company entered into a Purchase and Sale Agreement with 5Jabor, LLC, Bass Petroleum, L.L.C., Bodel Holdings, LLC, Delbo Holdings, L.L.C., James III Investments, L.L.C., JamSam Energy, LLC, Lake Boeuf Investments, LLC, Oakley Holdings, L.L.C., and Plaquemines Holdings, L.L.C. (collectively the “Sellers”) to purchase (the “Acquisition”) all of the Sellers’ right, title, interest and estate, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, in and to certain oil and gas leases in Texas and Louisiana (the “Properties”). The purchase agreement was amended as of December 23, 2019, February 2, 2020 and the Acquisition closed on February 3, 2020.

The accompanying combined statements of revenues and direct operating expenses were derived from Sellers’ historical accounting records prior to the purchase of the assets by the Company. The combined statements of revenues and direct operating expenses represent the revenues and direct operating expenses for the Properties during the ownership of the Sellers.

The combined statements of revenues and direct operating expenses vary from a complete income statement in accordance with accounting principles generally accepted in the United States of America in that they do not reflect certain indirect expenses that were incurred in connection with the ownership and operation of the Properties including, but not limited to, general and administrative expenses and interest expense. These costs were not separately allocated to the Properties in the accounting records of the Sellers. In addition, these allocations, if made using historical general and administrative and debt structures, would not produce allocations that would be indicative of the historical performance of the Properties had it been a Company property due to the differing size, structure, operations and accounting policies of the Company and its subsidiaries. The accompanying financial statements also do not include provisions for depreciation, depletion, amortization and accretion, as such amounts would not be indicative of the costs that the Company will incur upon the allocation of the purchase price paid for the Properties. The accompanying statements also do not include provisions for federal or state income taxes.

Furthermore, no balance sheet has been presented for the Properties because the acquired properties were not accounted for as a separate subsidiary or division of the Sellers and complete financial statements are not available, nor has information about the Properties’ operating, investing and financing cash flows been provided for similar reasons. Accordingly, the combined statements of revenues and direct operating expenses of the Properties are presented in lieu of the full financial statements required under Item 3-05 of Securities and Exchange Commission (‘‘SEC’’) Regulation S-X.

These statements of revenues and direct operating expenses are not indicative of the results of operations for the Properties on a go forward basis.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The combined statements of revenues and direct operating expenses are derived from the historical operating statements of the operators of the Properties for the Sellers. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of revenues and direct operating expenses during the respective reporting periods. Actual results could be different from those estimates.

Revenue Recognition

Total revenues in the accompanying financial statements include the sale of crude oil and natural gas, net of royalties. Sales are included in revenue when production is sold to a customer in fulfillment of performance obligations under the terms of agreed contracts. Performance obligations primarily comprise delivery of oil, gas, or NGLs at a delivery point, as negotiated within each contract. Each barrel of oil, million BTU (MMBtu) of natural gas, or other unit of measure is separately identifiable and represents a distinct performance obligation to which the transaction price is allocated. Performance obligations are satisfied at a point in time once control of the product has been transferred to the customer. The Company considers a variety of facts and circumstances in assessing the point of control transfer, including but not limited to: whether the purchaser can direct the use of the hydrocarbons, the transfer of significant risks and rewards, the Company’s right to payment, and transfer of legal title. In each case, the time between delivery and when payments are due is not significant.

Direct Operating Expenses

Direct operating expenses are recognized when incurred and consist of direct expenses of operating the Properties. The direct operating expenses include lease operating, production and ad valorem taxes, exploration costs, and processing and transportation expenses. Lease operating expenses include lifting costs, well repair expenses, facility maintenance expenses, well workover costs and other field-related expenses. Lease operating expenses also include expenses directly associated with support personnel, support services, equipment and facilities directly related to oil and gas production activities.

Note 3. Contingencies

The activities of the Properties may become subject to potential claims and litigation in the normal course of operations. The Company is not aware of any liability related to any pending or threatened litigation that could have a material adverse effect on the operations or financial results of the Properties.

Note 4. Subsequent Events

Management has evaluated subsequent events through April 20, 2020, the date the accompanying combined statements of revenue and direct operating expenses were available to be issued, and is not aware of any events that have occurred that require adjustments to or disclosure in these financial statements.

Note 5. Supplemental Oil and Natural Gas Reserve Information (Unaudited)

Estimated Net Quantities of Oil and Natural Gas Reserves

The following are estimates of the net proved oil and natural gas reserves of the properties located entirely within the United States of America. Reserve volumes and values were determined under definitions and guidelines of the U.S. Securities and Exchange Commission and, with the exception of the exclusion of future income taxes, conform to the Financial Accounting Standards Board (FASB) Codification Topic 932, Extractive Activities-Oil and Gas. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise that those of producing oil and gas properties. Accordingly, reserve estimates are expected to change as additional performance data becomes available.

Reserve Quantity Information

Below are the estimated quantities of domestic proved developed and undeveloped reserves of the Properties:

	Years Ended December 31,
	2019		2018
	Oil (Mbbls)	Gas (Mmcf)	Oil (Mbbls)	Gas (Mmcf)
Proved developed and undeveloped reserves:

Beginning of period	2,746.48	31,950.78	2,122.56	17,088.69
Purchases	566.85	14,308.34	739.66	15,556.06
Production	(266.03)	(3,886.90)	(115.74)	(693.97)

End of period	3,047.30	42,372.22	2,746.48	31,950.78

Standardized Measure of Discounted Future Net Cash Flows

Accounting standards prescribe guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. Future cash inflows and future production and development costs are determined by applying the trailing unweighted 12-month arithmetic average of the first-day-of-the-month individual product prices and year-end costs to the estimated quantities of oil, natural gas and NGL to be produced. Actual future prices and costs may be materially higher or lower than the unweighted 12-month arithmetic average of the first-day-of-the-month individual product prices and year-end costs used. For each year, estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on continuation of the economic conditions applied for such year.

The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor. The assumptions used to compute the standardized measure are those prescribed by the FASB and the SEC, and as such, do not necessarily reflect expectations of actual revenue to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates affect the valuation process.

Discounted Future Net Cash Flows - Twelve Months Ended December 31, 2019 - Proved Reserves

Future cash inflows	$290,355,200
Future production costs and taxes	(91,186,800)
Future development costs and abandonments	(13,003,700)
Future net cash flows	186,164,700
10% annual discount for estimated timing of cash flows	(81,279,900)

Standardized measure of discounted future net cash flows	$104,884,800

Changes in Standardized Measure of Discounted Future Net Cash Flows

Standardized measure at beginning of period	$112,153,412
Changes resulting from:
Acquisition of reserves	2,027,576
Sale of oil and natural gas	(10,531,332)
Net changes in prices and production costs	1,235,144

Standardized measure of discounted future net cash flows	$104,884,800

Annex A

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and between

VIKING ENERGY GROUP, INC.,

and

CAMBER ENERGY, INC.

Dated as of August 31, 2020

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of August 31, 2020 (this “Agreement”), is by and between Viking Energy Group, Inc., a Nevada corporation (“Viking”), and Camber Energy, Inc., a Nevada corporation (“Camber”).

W I T N E S S E T H:

WHEREAS, Camber and Viking previously entered into an Agreement and Plan of Merger on February 3, 20201 (the “Original Merger Agreement”), as amended by the First Amendment thereto dated on or around May 27, 20202, the Second Amendment thereto dated on or around June 15, 20203, and the Third Amendment thereto dated on or around June 25, 20204;

WHEREAS, Camber and Viking desire to amend and restate the Original Merger Agreement by their entry into this Agreement, to reflect changes made to the Original Merger Agreement by the first through third amendments thereto, and to amend various other provisions of Original Agreement as set forth below, including, but not limited to, providing for the Series C Preferred Stock of Viking to remain outstanding through the Closing Date and to be exchanged for a new series of preferred stock of Camber at the Closing, as disclosed below;

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, a wholly-owned Nevada subsidiary of Camber (“Merger Sub”) will merge with and into Viking (the “Merger”), with Viking surviving the Merger, pursuant to and in accordance with the provisions of Chapter 92A of the Nevada Revised Statutes of the State of Nevada (the “NRS”);

WHEREAS, in furtherance thereof, the respective Boards of Directors of Viking and Camber have approved the Merger and this Agreement;

WHEREAS, the Board of Directors of Camber has (a) determined that this Agreement and the transactions contemplated hereby, including the Charter Amendment (as defined below), the Share Issuances (as defined below) and the Merger, are fair to, and in the best interests of, Camber and the holders of shares of common stock, par value $0.001 per share, of Camber (the “Camber Common Stock”), (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Charter Amendment, the Share Issuances and the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directed that the Share Issuances and the Charter Amendment be submitted to the holders of shares of Camber Common Stock for their approval, and (d) resolved to recommend that the holders of shares of Camber Common Stock vote in favor of the approval of the Share Issuances and the Charter Amendment on the terms and subject to the conditions set forth in this Agreement;

1 https://www.sec.gov/Archives/edgar/data/1309082/000158069520000068/ex2-1.htm

2 https://www.sec.gov/Archives/edgar/data/1309082/000158069520000211/ex2-2.htm

3 https://www.sec.gov/Archives/edgar/data/1309082/000158069520000219/ex2-3.htm

4 https://www.sec.gov/Archives/edgar/data/1309082/000158069520000253/ex2-4.htm

A-1

WHEREAS, the Board of Directors of Viking has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Viking and the holders of shares of common stock, par value $0.001 per share, of Viking (the “Viking Common Stock”) and preferred stock of Viking, (b) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to the holders of shares of Viking Common Stock and preferred stock for their adoption, and (d) resolved to recommend that the holders of shares of Viking Common Stock and preferred stock vote in favor of the adoption of this Agreement;

WHEREAS, for U.S. federal income tax purposes, Camber and Viking intend that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“Treasury Regulations”), and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger. On the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time (as defined below), Merger Sub shall be merged with and into Viking in accordance with the NRS, and the separate corporate existence of Merger Sub shall thereupon cease, and (b) Viking shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Entity”) and from and after the Effective Time (as defined below), shall be a wholly-owned Subsidiary of Camber (sometimes hereinafter referred to as the “Combined Company,” including in its capacity as the sole stockholder of the Surviving Entity following the Effective Time), and the separate corporate existence of Viking with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the NRS.

1.2    Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Central Standard Time, at the office of Viking, on a date which shall be no later than three (3) business days after the satisfaction or waiver (to the extent permitted under applicable Law (as defined below)) of all of the conditions set forth in ARTICLE VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or permitted waiver thereof), unless another date, time or place is agreed to in writing by Viking and Camber. The date on which the Closing occurs is referred to as the “Closing Date.”

A-2

1.3    Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Nevada (the “Nevada Secretary”) articles of merger relating to the Merger (the “Articles of Merger”), executed in accordance with, and in such form as is required by, the relevant provisions of the NRS, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the NRS or by the Nevada Secretary in connection with the Merger. The Merger shall become effective at the time that the Articles of Merger have been duly filed with the Nevada Secretary, or at such later time as Viking and Camber shall agree and specify in the Articles of Merger (such time hereinafter referred to as the “Effective Time”).

1.4    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the NRS.

1.5    Conversion of Viking Common Stock; Viking Preferred Stock and Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Viking, Camber, Merger Sub or the holders of any securities of Viking, Camber or Merger Sub:

(a)    Each share of the common stock, par value $0.001 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Entity, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Entity. From and after the Effective Time, all certificates or book-entry notations representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Entity into which such shares of Merger Sub Common Stock were converted in accordance with the immediately preceding sentence.

(b)

(1)       Subject to Section 2.2(e), each share of Viking Common Stock issued and outstanding immediately prior to the Effective Time, except for shares of Viking Common Stock that are owned by Camber, Viking or Merger Sub (the “Cancelled Shares”), shall be converted into the right to receive a number of shares (the “Common Stock Merger Consideration”) of Camber Common Stock equal to the following (the “Exchange Ratio”): the number of shares of Camber Common Stock considered outstanding on a fully diluted basis immediately prior to Closing, excluding any shares into which the Series C Preferred Stock may be convertible, multiplied by the difference between 100 and the Camber Percentage (as defined below), divided by the Camber Percentage, divided by the number of shares of Viking Common Stock considered outstanding on a fully diluted basis immediately prior to Closing, rounded up to the nearest one-hundred thousandth (1/100,000th). The “Camber Percentage” shall initially equal 20, and the Camber Percentage shall be subject to adjustment as follows: (i) for each (A) additional $500,000 of unencumbered cash (without any associated debt) available for use by the Combined Company after the Effective Time, with a permitted use being to, among other things, pay debt obligations of Viking outside of Viking’s Ichor division or Elysium division, which comes from equity sold by Camber for cash from February 3, 2020 through the Effective Time which is not contingent or conditional upon the closing of the Plan of Merger (the “Camber Surplus Cash”), or (B) $500,000 in other unencumbered assets acquired by Camber after February 3, 2020 and prior to Closing without increasing Camber’s liabilities (the “Other Camber Surplus Assets”), the Camber Percentage shall be increased by 0.5 (a “Camber Percentage Increase”), or subject to the written agreement of both parties, such Camber Surplus Cash or Other Camber Surplus Assets, as applicable, shall be distributed to the Camber Common Stock holders subject to applicable Law; and (ii) for each additional $500,000 in Viking unencumbered cash (without any associated debt) available for use by the Combined Company after the Effective Time which is not contingent or conditional upon the closing of the Plan of Merger, with a permitted use being to, among other things, pay debt obligations of Viking outside of Viking’s Ichor division or Elysium division (“Viking Unencumbered Cash”) in excess of $500,000 at Closing, which comes from equity sold by Viking for cash from February 3, 2020 through the Effective Time (the “Viking Surplus Cash”), the Camber Percentage shall decrease by 0.5 (a “Camber Percentage Decrease”). It is understood and agreed by each of Camber and Viking that neither party will raise capital from the other party’s existing shareholders without the prior written consent of such other party, including, but not limited to Viking contacting Discover Growth Fund for such purpose. Notwithstanding the above, the aggregate Camber Percentage Increase shall not exceed 5 and the aggregate Camber Percentage Decrease shall not exceed 5 pursuant to adjustments made to the Camber Percentage pursuant to this Section 1.5(b). For the sake of clarity, Viking and Camber agree that none of the funds loaned by Camber to Viking prior to the Closing (including, but not limited to funds loaned prior to the date hereof) shall be deemed Viking Unencumbered Cash or Viking Surplus Cash.

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(2)       Each one (1) share of Viking Series C Preferred Stock (“Viking Preferred Stock”) issued and outstanding immediately prior to the Effective Time, shall be converted into the right to receive one (1) share of the to be designated Series A Convertible Preferred Stock of Camber (the “New Camber Preferred”), in the form of Exhibit B attached hereto (the “Preferred Stock Merger Consideration”, and together with the Common Stock Merger Consideration, the “Merger Consideration”), which shall have substantially similar terms as the Viking Preferred Stock, except for the right to convert such Viking Preferred Stock into, and to vote, the number of shares of Camber Common Stock equal in aggregate to (a) 4,900 multiplied by (b) the Exchange Ratio.

(c)    All of the shares of Viking Common Stock and Viking Preferred Stock converted into the right to receive the Merger Consideration pursuant to this ARTICLE I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Viking Common Stock and Viking Preferred Stock) previously representing any such shares of Viking Common Stock and Viking Preferred Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of Camber Common Stock which such shares of Viking Common Stock and Viking Preferred Stock have been converted into the right to receive pursuant to this Section 1.5 (rounded up to the nearest whole share of Camber Common Stock and New Camber Preferred, as applicable), and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, without any interest thereon. If, after the Closing but prior to the Effective Time, the outstanding shares of Viking Common Stock, Viking Preferred Stock or Camber Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give Camber and the holders of shares of Viking Common Stock and Viking Preferred Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit Viking or Camber to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

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(d)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all Cancelled Shares shall be cancelled and shall cease to exist and no Camber Common Stock or New Camber Preferred or other consideration shall be delivered in exchange therefor.

1.6    Treatment of Viking Convertible Securities.

(a)    At the Effective Time, each warrant or option to purchase shares of Viking Common Stock (a “Viking Stock Option”) that, as of immediately prior to the Effective Time, is outstanding and unexercised shall be converted into a warrant or option, as applicable, to purchase shares of Camber Common Stock (an “Assumed Option”) having the same terms and conditions as applied to the corresponding Viking Stock Option as of immediately prior to the Effective Time (including, for the avoidance of doubt, any extended post-termination exercise period that applies following consummation of the Merger), except that (i) all Assumed Options corresponding to Viking Stock Options that are outstanding as of February 3, 2020 shall be fully vested, (ii) the number of shares of Camber Common Stock (rounded down to the nearest whole share) subject to the Assumed Option will be equal to the product of (A) the number of shares of Viking Common Stock subject to the corresponding Viking Stock Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, (iii) the exercise price per share of Camber Common Stock (rounded up to the nearest whole cent) subject to the Assumed Option will be equal to the quotient of (A) the exercise price per share of Viking Common Stock of such corresponding Viking Stock Option as of immediately prior to the Effective Time, divided by (B) the Exchange Ratio, and (iv) all references to the “Company” in the Viking Stock Option agreements will be references to Camber.

(b)    At the Effective Time, each Viking promissory note convertible into Viking Common Stock (a “Viking Convertible Note”) that, as of immediately prior to the Effective Time, is outstanding and unconverted shall be converted into a promissory note convertible into Camber Common Stock (an “Assumed Convertible Note”) having the same terms and conditions as applied to the corresponding Viking Convertible Note as of immediately prior to the Effective Time (including, for the avoidance of doubt, any extended post-termination conversion period that applies following consummation of the Merger), except that (i) the number of shares of Camber Common Stock (rounded down to the nearest whole share) subject to the Assumed Convertible Note will be equal to the product of (A) the number of shares of Viking Common Stock subject to the corresponding Viking Convertible Note immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, (iii) the exercise price per share of Camber Common Stock (rounded up to the nearest whole cent) subject to the Assumed Convertible Note will be equal to the quotient of (A) the exercise price per share of Viking Common Stock of such corresponding Viking Convertible Note as of immediately prior to the Effective Time, divided by (B) the Exchange Ratio, and (iv) all references to the “Company” in the Viking Convertible Note agreements will be references to Camber.

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(c)    Prior to the Effective Time, the Board of Directors of Viking shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.6.

(d)    Notwithstanding anything to the contrary herein, if the application of Section 1.6(a) is subject to the Laws of a non-U.S. jurisdiction, then, to the extent that the manner in which such equity award would otherwise be treated pursuant to this Agreement would result in materially adverse Tax consequence to the individual holding such equity award, Viking and Camber shall work in good faith to adjust the treatment of such equity award as commercially reasonable to avoid such adverse Tax consequence in such a manner as to yield to the holder of such equity award the economic benefit intended by Sections 1.6(a).

(e)    Camber shall take all corporate actions that are necessary for the assumption of the Viking Stock Options and Viking Convertible Notes pursuant to this Section 1.6, including the reservation, issuance and listing of Camber Common Stock and New Camber Preferred as necessary to affect the transactions contemplated by this Section 1.6.

1.7    Articles of Incorporation of the Combined Company. Subject to the approval of the Charter Amendment by the holders of at least a majority of the outstanding shares of Camber Common Stock (the “Charter Amendment Vote”) and the occurrence of the Closing, Camber shall cause the Articles of Incorporation of Camber (the “Camber Articles of Incorporation”), as in effect immediately prior to the Effective Time, to be amended to increase the number of authorized shares of Camber Common Stock to a number of shares mutually agreed to by Camber and Viking (the “Increase In Authorized Shares”), in the form set forth in Exhibit A (collectively, the “Charter Amendment”) effective concurrently with the Effective Time, until thereafter amended in accordance with its terms and applicable Law. In the event that the Charter Amendment (other than the Increase in Authorized Shares, which is required for Closing) is not approved, the Camber Articles of Incorporation as in effect immediately prior to the Effective Time shall continue as the Articles of Incorporation of the Combined Company from and after the Effective Time, until thereafter amended in accordance with its terms and applicable Law.

1.8    [Intentionally Deleted.]

1.9    Articles of Incorporation and Bylaws of Surviving Entity. At the Effective Time, the Articles of Incorporation of the Surviving Entity and the Bylaws of the Surviving Entity shall be amended and restated in their entirety to be in the form of the Articles of Incorporation of Merger Sub and the Bylaws of Merger Sub, respectively, as in effect immediately prior to the Effective Time (except that (i) the name of the Surviving Entity shall be “Viking Energy Group, Inc.” and (ii) the reference to the incorporator will be removed), in each case until thereafter amended in accordance with their respective terms and with applicable Law.

1.10    Directors and Officers of Surviving Entity. The directors of Viking immediately prior to the Effective Time shall be the directors of the Surviving Entity, in each case until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal, in each case in accordance with the Bylaws of the Surviving Entity. The officers of Viking immediately prior to the Effective Time shall be the officers of the Surviving Entity, in each case until such officer’s successor is elected and qualified or such officer’s earlier death, resignation, retirement, disqualification or removal, in each case in accordance with the Bylaws of the Surviving Entity.

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1.11    Plan of Reorganization. This Agreement is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and the Treasury Regulations promulgated thereunder, pursuant to which, for such purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE II

EXCHANGE OF SHARES

2.1    Camber to Make Consideration Available. At or prior to the Effective Time, Camber shall deposit, or shall cause to be deposited, with Camber’s transfer agent, or with a bank or trust company designated by Camber and reasonably acceptable to Viking (the “Exchange Agent”), for exchange in accordance with this ARTICLE II for the benefit of the holders of Old Certificates, certificates or, at Camber’s option, evidence in book-entry form, representing shares of Camber Common Stock and New Camber Preferred to be issued pursuant to Section 1.5 (referred to herein, as applicable, as “New Certificates”) (such New Certificates, together with any dividends or distributions with respect to shares of Camber Common Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).

2.2    Exchange of Shares.

(a)    As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, Camber shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Viking Common Stock and Viking Preferred Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive Camber Common Stock and Viking Preferred Stock, as applicable, pursuant to ARTICLE I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing (i) the number of shares of Camber Common Stock (rounded up to the nearest whole share of Camber Common Stock) which the shares of Viking Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b); and (ii) the number of shares of New Camber Preferred (rounded up to the nearest whole share of New Camber Preferred) which the shares of Viking Preferred Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement. Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of shares of Camber Common Stock or New Camber Preferred to which such holder of shares of Viking Common Stock or Viking Preferred Stock, as applicable, shall have become entitled pursuant to the provisions of ARTICLE I (rounded up to the nearest whole share of Camber Common Stock and New Camber Preferred), and (ii) a check representing the amount of any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Camber Common Stock or New Camber Preferred which the shares of Viking Common Stock and Viking Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive and any cash in respect of dividends or distributions as contemplated by this Section 2.2.

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(b)    No dividends or other distributions declared with respect to Camber Common Stock or New Camber Preferred shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this ARTICLE II. After the surrender of an Old Certificate in accordance with this ARTICLE II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Camber Common Stock or New Camber Preferred that the shares of Viking Common Stock or Viking Preferred Stock represented by such Old Certificate have been converted into the right to receive.

(c)    If any New Certificate representing shares of Camber Common Stock or New Camber Preferred is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Camber Common Stock or New Camber Preferred in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)    After the Effective Time, there shall be no transfers on the stock transfer books of Viking of the shares of Viking Common Stock or Viking Preferred Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of Camber Common Stock or New Camber Preferred as provided in this ARTICLE II.

(e)    [Intentionally Deleted.]

(f)    Any portion of the Exchange Fund that remains unclaimed by the stockholders of Viking for twelve (12) months after the Effective Time shall be paid to the Combined Company. Any former holders of shares of Viking Common Stock or Viking Preferred Stock who have not theretofore complied with this ARTICLE II shall thereafter look only to the Combined Company for payment of the shares of Camber Common Stock or New Camber Preferred, as applicable, and any unpaid dividends and distributions on the Camber Common Stock or New Camber Preferred deliverable in respect of each former share of Viking Common Stock or Viking Preferred Stock such holder holds as determined pursuant to this Agreement, without any interest thereon. Notwithstanding the foregoing, none of Viking, Camber, Merger Sub, the Surviving Entity, the Combined Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Viking Common Stock or Viking Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

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(g)    Each of Viking, Camber, Merger Sub, the Surviving Entity and the Combined Company, and any other person that has any withholding obligation with respect to any payment made pursuant to this Agreement shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any payment made pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Law. To the extent that amounts are so withheld and paid over to the appropriate governmental authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(h)    In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Camber, the Combined Company or the Exchange Agent, the posting by such person of a bond in such amount as Camber, the Combined Company or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Camber Common Stock or New Camber Preferred, as applicable, and any cash in respect thereof pursuant to this Agreement.

2.3    Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, each Viking Common Stock and Viking Preferred Stock share as to which written notice of objection to the Merger in accordance with the NRS (“Dissenting Shares”) has been received by Viking will not be converted into the right to receive a portion of the Merger Consideration as provided by this Agreement, and Viking and Camber will therefore have no obligation to pay the portion of the Merger Consideration in respect of any such Viking Common Stock or Viking Preferred Stock share, unless and until the holder of such Viking Common Stock or Viking Preferred Stock share withdraws his or her demand for appraisal rights or becomes ineligible for appraisal rights. Each Person holding of record or beneficially owning Dissenting Shares who becomes entitled under the applicable sections of the NRS to payment of the fair value of such Dissenting Shares (and any other payments required by the NRS) or to payment of any other amount under any other legal theory as a result of their capacity as a shareholder of Viking prior to the Merger, will receive payment therefor from Camber and the Combined Company in the same manner as the Merger Consideration is being paid to holders of Viking Common Stock or Viking Preferred Stock hereunder.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CAMBER

Except (a) as disclosed in the disclosure schedule delivered by Camber to Viking, which has been provided by Camber to Viking as of the date of this Agreement (the “Camber Disclosure Schedule”); provided, that (i) the mere inclusion of an item in the Camber Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Camber that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect, and (ii) any disclosures made with respect to a Section of ARTICLE III shall be deemed to qualify (1) any other Section of ARTICLE III specifically referenced or cross-referenced and (2) other sections of ARTICLE III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Camber SEC Reports filed by Camber prior to February 3, 2020 (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Camber hereby represent and warrant to Viking as follows:

3.1    Corporate Organization.

(a)    Camber is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Camber has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Camber is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Viking, Camber, Merger Sub, the Surviving Entity or the Combined Company, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, properties, results of operations or financial condition of such Person and its Subsidiaries taken as a whole (provided, however, that Material Adverse Effect shall not be deemed to include the impact of (A) changes, after February 3, 2020, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements or official interpretations thereof, (B) changes, after February 3, 2020, in Laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after February 3, 2020, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic, market (including equity, credit and debt markets, as well as changes in interest rates) or other general industry-wide conditions affecting the industries in which such party and its Subsidiaries operates, (D) the announcement or the existence of, compliance with, pendency of or performance under, this Agreement or the transactions contemplated hereby or the identity of the parties to this Agreement or any of their affiliates (including the impact thereof on the relationships, contractual or otherwise, of a party or any of its Subsidiaries with officers and employees, financing sources, customers, suppliers, vendors, service providers or other partners) (provided that this clause (D) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution of or performance under this Agreement or the consummation of the transactions contemplated hereby), (E) a decline in the trading price of a party’s common stock or any change in the credit ratings or ratings outlook for, or the availability or cost of equity, debt or other financing to, such party or any of its Subsidiaries, or the failure, in and of itself, to meet earnings projections, earnings guidance, budgets, expectations, estimates or internal financial forecasts, but not, in either case, including any underlying causes thereof to the extent not otherwise excluded pursuant to subclauses (A) through (H), (F) weather conditions or other acts of God, (G) any action required to be taken by a party or any of its Subsidiaries at the written request of the other party and (H) any actions or claims made or brought by any of the current or former stockholders of a party (or on their behalf or on behalf of such party) against another party or any of its directors, officers or employees arising out of this Agreement or the transactions contemplated hereby; except, with respect to subclause (A), (B), (C) or (F) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate). As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, or person of which (x) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (y) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions, as of as of February 3, 2020 or the date of Closing, as applicable, and as contemplated hereby. True and complete copies of the Camber Articles of Incorporation and Camber Bylaws, in each case as in effect as of as of February 3, 2020, have previously been made available by Camber to Viking.

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(b)    Each material Subsidiary of Camber (a “Camber Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and in which the failure to be so licensed or qualified or in good standing would reasonably be expected to have a Material Adverse Effect on Camber and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Camber Subsidiary to pay dividends or distributions except for restrictions imposed by applicable Law or, in the case of non-wholly owned Subsidiary joint ventures, joint venture agreements in effect as of February 3, 2020 made available by Camber to Viking. Section 3.1(b) of the Camber Disclosure Schedule sets forth a true and complete list of all Camber Subsidiaries as of February 3, 2020. No Camber Subsidiary is in violation of any of the provisions of the articles of incorporation or bylaws (or comparable organizational documents) of such Camber Subsidiary. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of Camber other than the Camber Subsidiaries. No Camber Subsidiary owns any capital stock of Camber.

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3.2    Capitalization.

(a)    As of January 31, 2020, the authorized capital stock of Camber consisted of 5,000,000 shares of Camber Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share. As of January 31, 2020, there were (i) 5,000,000 shares of Camber Common Stock issued and outstanding; (ii) no shares of Camber Common Stock held in treasury; (iii) 38 shares of Camber Common Stock reserved for issuance upon the exercise of warrants or options to purchase shares of Camber Common Stock (“Camber Stock Options”); (iv) 2,294 shares of Series C Redeemable Convertible Preferred Stock (the “Series C Preferred Stock”) of Camber; and (v) no other shares of capital stock or other voting securities or equity interests of Camber issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Camber Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Camber may vote. Other than Camber Stock Options (collectively, “Camber Equity Awards”) issued prior to February 3, 2020 as described in this Section 3.2(a), as of February 3, 2020 or set forth in Section 3.2(a) of the Camber Disclosure Schedule, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Camber, or contracts, commitments, understandings or arrangements by which Camber may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Camber, or that otherwise obligate Camber to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Camber Securities”). Other than Camber Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Camber or any Camber Subsidiary) are outstanding as of February 3, 2020. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Camber or any Camber Subsidiary is a party with respect to the voting or transfer (including preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts or calls) of Camber Common Stock, capital stock or other voting or equity securities or ownership interests of Camber or granting any stockholder or other person any registration rights.

(b)    All of the issued and outstanding capital stock of Merger Sub will be, when issued, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and at the Effective Time, will be, owned by Camber or a Camber Subsidiary. Merger Sub will be incorporated solely for the purpose of entering into the transactions contemplated by this Agreement and, since the date of its incorporation, will not have carried on any business, other than effecting the Merger contemplated by this Agreement and matters ancillary thereto.

(c)    Camber owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Camber Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Camber Subsidiary, or contracts, commitments, understandings or arrangements by which any Camber Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Camber Subsidiary, or otherwise obligating any Camber Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, “Camber Subsidiary Securities”).

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3.3    Authority; No Violation.

(a)    Camber has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Camber. The Board of Directors of Camber has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Camber and its stockholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that the Share Issuances (as defined below) and the Charter Amendment be submitted to Camber’s stockholders for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (i) the approval of the issuance of shares of Camber Common Stock pursuant to this Agreement, the issuance of the New Camber Preferred and the issuance of Camber Common Stock upon conversion of the Camber New Preferred (collectively, the “Share Issuances”) by the holders of a majority of the outstanding shares of stock entitled to vote on the Share Issuances present in person or by proxy at a meeting of Camber stockholders duly called and held for such purpose (the “Requisite Camber Vote”), (ii) the receipt of the approval of the Camber stockholders of the Increase In Authorized Shares, (iii) corporate proceedings required to give effect to the matters and agreements contemplated by Section 6.12, and (iv) the approval of this Agreement by the sole stockholder of Merger Sub contemplated by Section 6.20, no other corporate proceedings on the part of Camber or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Camber (assuming due authorization, execution and delivery by Viking) and constitutes a valid and binding obligation of Camber, enforceable against each of Camber in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)). The shares of Camber Common Stock and New Camber Preferred to be issued in the Merger have been validly authorized (subject to the receipt of the Requisite Camber Vote), and when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Camber will have any preemptive right or similar rights in respect thereof.

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(b)    Neither the execution and delivery of this Agreement by Camber, nor the consummation by Camber of the transactions contemplated hereby (including the Merger), nor compliance by Camber with any of the terms or provisions hereof, will (i) violate any provision of the Camber Articles of Incorporation, the Camber Bylaws, or the articles of incorporation or bylaws (or similar organizational documents) of Merger Sub, or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate in any material respect any Law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Camber, Merger Sub or any Camber Subsidiary or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Camber, Merger Sub or any Camber Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Camber, Merger Sub or any Camber Subsidiary is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber.

3.4    Consents and Approvals.

(a)    Except for (i) the filing of any required applications, filings and notices, as applicable, with the NYSE, and such other consents, approvals, filings or registrations as may be required under any antitrust or competition Laws of non-U.S. jurisdictions (collectively, “Competition Laws”), (iii) the filing of any required applications, filings and notices, as applicable, for foreign investment clearance of any jurisdiction, (iv) the filing by Camber with the SEC of a joint proxy statement in definitive form (including any amendments or supplements thereto, the “Joint Proxy Statement”), and a registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus (the “S-4”), and the declaration of effectiveness of the S-4, (v) the filing of the Articles of Merger with the Nevada Secretary pursuant to the NRS, (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Camber Common Stock pursuant to this Agreement and the approval of the listing of such Camber Common Stock on the NYSE, as applicable; and (v) the consent of the holders of Camber’s Series C Preferred Stock, no material consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or self-regulatory organization (SRO) (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Camber of this Agreement, or (B) the consummation by Camber of the transactions contemplated hereby. As of the date hereof, Camber is not aware of any reason why the necessary regulatory approvals and consents will not be received by Camber or Merger Sub to permit consummation of the Merger on a timely basis. As of the date hereof, to the knowledge of Camber, there is no fact or circumstance existing that would require or reasonably be expected to require either party to invoke their right to change the structure of effecting the combination of Viking and Camber to a Direct Merger pursuant to Section 6.15 hereof.

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(b)    Except as set forth in Section 3.4(b) of the Camber Disclosure Schedule, the representations and warranties in Sections 3.3(b) and 3.4(a) are true and correct with respect to a combination of Viking and Camber structured as a merger of Viking with and into Camber (a “Direct Merger”).

3.5    Financial Statements.

(a)    The financial statements of Camber and the Camber Subsidiaries included (or incorporated by reference) in the Camber SEC Reports (defined below)(including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Camber and the Camber Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Camber and the Camber Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Camber and the Camber Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber, neither Camber nor any Camber Subsidiary has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Camber included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019 (including any notes thereto), liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2019, or in connection with this Agreement and the transactions contemplated hereby, and liabilities related to the liquidation preference of Camber’s Series C Preferred Stock.

(c)    The records, systems, controls, data and information of Camber and the Camber Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of Camber or the Camber Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on Camber. Camber (x) has not implemented and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Camber, including the Camber Subsidiaries, is made known to the chief executive officer and the chief financial officer of Camber by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Camber’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Camber’s internal controls over financial reporting. These disclosures were made in the Camber SEC Reports.

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(d)   Except as set forth in Section 4.5(d) of the Camber Disclosure Schedule, since January 1, 2017, (i) neither Camber nor any Camber Subsidiary, nor, to the knowledge of Camber, any director, officer, auditor, accountant or Representative of Camber or any Camber Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of Camber or any Camber Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Camber or any Camber Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Camber or any Camber Subsidiary, whether or not employed by Camber or any Camber Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Camber or any Camber Subsidiary or any of their respective officers, directors, employees or agents to the Board of Directors of Camber or any committee thereof or the Board of Directors or similar governing body of any Camber Subsidiary or any committee thereof, or to the knowledge of Camber, to any director or officer of Camber or any Camber Subsidiary.

3.6    Broker’s Fees. Neither Camber nor any Camber Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

3.7    Absence of Certain Changes or Events.

(a)    Since September 30, 2019, through the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber, except as disclosed in the Camber SEC Reports.

(b)    Since September 30, 2019, through the date of this Agreement, Camber and the Camber Subsidiaries have carried on their respective businesses in all material respects in the ordinary course, except as disclosed in the Camber SEC Reports.

3.8    Legal and Regulatory Proceedings.

(a)    Except as set forth in Section 3.5(d) of the Camber Disclosure Schedule or as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Camber, neither Camber nor any Camber Subsidiary is a party to any, and there are no outstanding or pending or, to the knowledge of Camber, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Camber or any Camber Subsidiary or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

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(b)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Camber, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Camber, any Camber Subsidiary or the assets of Camber or any Camber Subsidiary (or that, upon the consummation of the Merger, would apply to the Surviving Entity, the Combined Company or any of their respective Subsidiaries).

3.9    Taxes and Tax Returns.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Camber:

(i)    each of Camber and the Camber Subsidiaries has duly and timely filed with the appropriate taxing authority (taking into account all applicable extensions) all Tax Returns required by applicable Law to be filed with respect to each of Camber and the Camber Subsidiaries in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all respects;

(ii)    neither Camber nor any Camber Subsidiary is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course) nor has Camber nor any Camber Subsidiary been granted any extension or waiver of the limitation period applicable to any Tax that remains in effect;

(iii)    all Taxes of Camber and the Camber Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid (taking into account all applicable extensions);

(iv)    each of Camber and the Camber Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party and has complied with all applicable information reporting requirements;

(v)    neither Camber nor any Camber Subsidiary has received written notice of any Tax assessment or proposed Tax assessment, and there are no threatened in writing or pending disputes, actions, suits, claims, audits, investigations, examinations or other proceedings regarding any Tax of Camber and the Camber Subsidiaries or the assets of Camber and the Camber Subsidiaries, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(vi)    since January 1, 2017, no claim has been made in writing by any taxing authority in a jurisdiction where Camber or any Camber Subsidiary has not filed income or franchise Tax Returns that it is or may be subject to income or franchise Tax by such jurisdiction; and

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(vii)    neither Camber nor any Camber Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Camber and the Camber Subsidiaries).

(b)    Neither Camber nor any Camber Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Camber), or (ii) has any liability for the Taxes of any person (other than Camber or any Camber Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract.

(c)    Neither Camber nor any Camber Subsidiary has been, within the past three (3) years a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(d)    Neither Camber nor any Camber Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(e)    [Intentionally Deleted.]

(f)    There is no Lien on any of the assets or properties of Camber or any Camber Subsidiary as a result of a failure or alleged failure to pay any Tax.

(g)    Camber and its Subsidiaries are not bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code) or other written agreement with a taxing authority.

(h)    As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments (excluding tariffs and duties), together with all penalties and additions to tax and interest thereon.

(i)    As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be supplied to a Governmental Entity.

3.10    Employees.

(a)    Each Camber Benefit Plan (as defined below) has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code. For purposes of this Agreement, the term “Camber Benefit Plans” means any plan, program, policy, practice, contract, agreement or other arrangement constituting an employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, or providing for any compensation, equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination pay, change in control compensation, retention, employment, fringe benefits, welfare benefits, or other benefit or perquisite with respect to which Camber or any Subsidiary or any trade or business of Camber or any Camber Subsidiary, whether or not incorporated, all of which together with Camber would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Camber ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Camber or any Camber Subsidiary or any Camber ERISA Affiliate for the benefit of any current or former employee, officer, director, independent contractor or other service provider of Camber or any Camber Subsidiary or any Camber ERISA Affiliate, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a) of ERISA (a “Multiemployer Plan”). Except as would not reasonably be expected to result in any material Liability of Camber or any Camber Subsidiary or Camber ERISA Affiliate, no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Camber Benefit Plan.

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(b)    The IRS has issued a favorable determination letter with respect to each Camber Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Camber Qualified Plans”) and the related trust, which letter has not been revoked (nor, to the knowledge of Camber, has revocation been threatened), and, to the knowledge of Camber, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Camber Qualified Plan or the related trust. Neither the transactions contemplated by this Agreement (whether alone or together with any other event), nor the termination of any Camber Qualified Plans, would reasonably be expected to trigger any material liquidation charges, surrender charges or other fees or Liability as to Camber or any Camber Subsidiaries or ERISA Affiliates (other than customary administrative expenses in the ordinary course of business) or any participants of such Camber Qualified Plans, including without limitation pursuant to any investment Contracts with respect to a Camber Qualified Plan.

(c)    With respect to any Camber Benefit Plan subject to Title IV of ERISA to which Camber, the Camber Subsidiaries or any of their respective Camber ERISA Affiliates has any liability or contributes: (i) no liability under Title IV of ERISA has been incurred that has not been satisfied in full and no condition exists that is likely to cause Camber, any Camber Subsidiaries or any of their respective Camber ERISA Affiliates to incur liability thereunder, other than liability for premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due), (ii) no failure to satisfy the “minimum funding standards” within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred, (iii) no “reportable event” (as defined in Section 4043 of ERISA), whether or not waived, has occurred or is reasonably expected to result, (iv) all contributions required to be made to any such plan have been timely made, (v) there has been no determination that any such plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA), and (vi) no notice from the PBGC relating to the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein has been received.

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(d)    With respect to each Multiemployer Plan in which Camber participates or to which Camber contributes or has any Liability (a “Camber Multiemployer Plan”): (i) no such Camber Multiemployer Plan has been terminated or is insolvent under Section 4245 of ERISA, or has incurred a mass withdrawal under Section 4219 of ERISA, so as to result, directly or indirectly, in any Liability of Camber, any Camber Subsidiary or Camber ERISA Affiliate under Title IV of ERISA; (ii) no proceeding has been initiated by any person (including the PBGC) to terminate any such Camber Multiemployer Plan; (iii) Camber has no reason to believe that any such Camber Multiemployer Plan will be terminated or will become insolvent under Section 4245 of ERISA or will incur a mass withdrawal under Section 4219 of ERISA; (iv) neither Camber nor any Camber Subsidiaries expect to withdraw from any such Camber Multiemployer Plan (v) no such Camber Multiemployer Plan is in endangered, critical, or critical and declining status, within the meaning of Section 305 of ERISA or Section 432 of the Code; and (vi) to the knowledge of Camber, such Camber Multiemployer Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither Camber nor any Camber ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any “multiple employer plan” as defined in ERISA or the Code (a “Multiple Employer Plan”), or a “funded welfare plan” within the meaning of Section 419 of the Code. No Camber Benefit Plan provides health benefits that are not fully insured through an insurance contract, or is or has been funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(e)    No Camber Benefit Plan provides for any post-employment or post-retirement welfare benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code, other than subsidized COBRA under Camber Benefit Plans for not longer than two (2) years following termination of employment.

(f)    Except as would not reasonably be expected to be material to Camber and the Camber Subsidiaries, taken as a whole, all contributions required to be made to any Camber Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Camber Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Camber.

(g)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Camber’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Camber Benefit Plans, any fiduciaries thereof with respect to their duties to the Camber Benefit Plans or the assets of any of the trusts under any of the Camber Benefit Plans that would reasonably be expected to result in any material liability of Camber or any Camber Subsidiary to the PBGC, the IRS, the Department of Labor, any Multiple Employer Plan, any participant in a Camber Benefit Plan, or any other party.

(h)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, or accelerate the timing of, any payment, right or other benefit to any employee, officer, director or other service provider of Camber or any Camber Subsidiary.

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(i)    Without limiting the generality of Section 3.10(h), no amount paid or payable (whether in cash, in property, or in the form of benefits) by Camber or any Camber Subsidiary in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(j)    No Camber Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise (except for any routine gross-up or reimbursement of Taxes pursuant to any expatriate arrangements in the ordinary course of business that relate to Taxes other than under Sections 409A and 4999 of the Code).

(k)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber, each Camber Benefit Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(l)    There are no pending or, to Camber’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Camber or any Camber Subsidiary, or any strikes or other material labor disputes against Camber or any Camber Subsidiary. Neither Camber nor any Camber Subsidiary is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Camber or any Camber Subsidiary and, to the knowledge of Camber, there are no organizing efforts by any union or other group seeking to represent any employees of Camber or any Camber Subsidiary. Camber and each Camber Subsidiary is, and have been at all times since January 1, 2017, in compliance in all material respects with all applicable Laws in respect of employment and employment practices, including terms and conditions of employment and wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements.

3.11    SEC Reports. Camber has filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the United States Securities and Exchange Commission (the “SEC”) since January 1, 2017 (the “Camber SEC Reports”). As of their respective dates, subject to amendments thereto which have been made to date, the Camber SEC Reports complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Camber SEC Reports, and none of the Camber SEC Reports when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Camber SEC Reports, and, to the knowledge of Camber, none of the Camber SEC Reports is the subject of any outstanding SEC investigation. No Camber Subsidiary is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

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3.12    Compliance with Applicable Law.

(a)    The businesses of Camber and the Camber Subsidiaries have not been since January 1, 2017, and are not being, conducted in violation of any applicable federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity (“Laws”), except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber.

(b)    Except with respect to regulatory matters covered by Section 6.1 and except as set forth in Section 4.5(d) of the Camber Disclosure Schedule, no investigation or review by any Governmental Entity with respect Camber or any Camber Subsidiary is pending or, to the knowledge of Camber, threatened in writing, nor has Camber received any notice or communication of material noncompliance with any such Laws that has not been cured or is in the process of being cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber and except as set forth in Section 4.5(c) of the Camber Disclosure Schedule, (i) Camber and each Camber Subsidiary has obtained and is in compliance with all licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted in all material respects, (ii) all such licenses are in full force and effect in all material respects, and (iii) to Camber’s knowledge, there is not currently threatened any revocation, adverse modification or cancellation of any material license.

(d)    Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber, since January 1, 2017, Camber and each Camber Subsidiary has at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of the Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of Camber or any Camber Subsidiary is conducted. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber, neither Camber nor any Camber Subsidiary has been since January 1, 2017 or currently is the subject of a charging letter or penalty notice issued, or to the knowledge of Camber, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by Camber pertaining to such matters. Neither Camber nor any Camber Subsidiary is currently designated as a sanctioned party under sanctions administered by OFAC, nor are they owned fifty percent (50%) or more by an individual or entity that is so designated. Neither Camber nor any Camber Subsidiary, or, to Camber’s knowledge, any directors, officers, employees, independent contractors, consultants, agents and other Representatives thereof, located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions (as of the date of this Agreement, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

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(e)    Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber, Camber, the Camber Subsidiaries and their respective officers, directors, employees, and to the knowledge of Camber, its agents, advisors and representatives (such persons, collectively, “Representatives”) are, and since January 1, 2017 have been, in compliance in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.) (“FCPA”), as if its foreign payments provisions were fully applicable to Camber, the Camber Subsidiaries and their respective Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which Camber and the Camber Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving Camber. No proceeding by or before any Governmental Entity involving Camber, any Camber Subsidiary or any of their respective officers, directors, employees, and to the knowledge of Camber, its agents, advisors and representatives, involving the FCPA or any anti-bribery, anti-corruption or anti-money laundering Law is pending or, to the knowledge of Camber, threatened, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber, neither Camber nor the Camber Subsidiaries have ever received an allegation, whistleblower complaint, or conducted any audit or investigation regarding compliance or noncompliance with the FCPA or other applicable anti-corruption laws.

(f)    Camber maintains an information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of Camber, Camber has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber. There are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Camber. For purposes of this Agreement, “Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, identification number, social security number, government-issued identifier or tax identification number, driver’s license number, passport number, credit card number, bank information, Internet protocol address, device identifier or any other piece of information that, alone or together with other information held by a party and its Subsidiaries, allows the identification of a natural person.

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3.13    Certain Contracts.

(a)    Except as set forth in Section 3.13(a) of the Camber Disclosure Schedule, as of the date hereof, neither Camber nor any Camber Subsidiary is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (each, a “Contract”), including any Camber Lease (defined below) but excluding any Camber Benefit Plan, that has not expired or been terminated as of the date of this Agreement (such that none of its provisions remains in force or effect, other than provisions of the type that customarily survive pursuant to their terms and that are not expected to give rise to material liability or materially restrict the business of Camber) and:

(i)    that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    that contains a non-compete or client, employee or customer non-solicit requirement or any other provision, in each case that materially restricts the conduct of any line of business by Camber or any of the Camber Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Combined Company or any of its affiliates to engage in any line of business or in any geographic region;

(iii)    that is material and obligates Camber or any Camber Subsidiary to conduct business with any third party on a preferential or exclusive basis or contains material “most favored nation” or similar provisions;

(iv)    (A) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement or commitment that provides for or relates to any indebtedness of Camber or any Camber Subsidiary, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements, or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by Camber or any Camber Subsidiary of, or any similar commitment by Camber or any Camber Subsidiary with respect to, the obligations, liabilities or indebtedness of any other person of the nature described in clause (A), in the case of each of clauses (A) and (B), in the principal amount of $500,000 or more, other than any Camber Lease;

(v)    that is with any manufacturer, vendor, lessor or other supplier with respect to which manufacturer, vendor, lessor or other supplier the aggregate annual spend for the most recent fiscal year exceeded $500,000 for Camber and the Camber Subsidiaries, taken as a whole, pursuant to which Camber and the Camber Subsidiaries purchase or lease from such manufacturer, vendor, lessor, or other supplier (but excluding ordinary course ordering documents, quotes, purchase orders, and similar documents);

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(vi)    that is with any customer with respect to which customer the aggregate annual revenue for the most recent fiscal year exceeded $500,000 for Camber and the Camber Subsidiaries, taken as a whole, pursuant to which such customer purchases products and services from Camber and the Camber Subsidiaries (excluding ordinary course ordering documents, quotes, purchase orders, and similar documents);

(vii)    that grants any right of first refusal, right of first offer, or right of first negotiation with respect to any material assets, rights or properties of Camber or the Camber Subsidiaries;

(viii)    that is a consulting agreement involving the payment of more than $50,000 per annum (other than any such Contracts which are terminable by Camber or any Camber Subsidiary on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

(ix)    pursuant to which Camber or any Camber Subsidiary receives from any third party a license or similar right to any Intellectual Property (defined below) that is material to Camber, other than those that are received pursuant to Non-Scheduled Contracts (defined below);

(x)    that is a settlement, consent or similar agreement and contains any material continuing obligations of Camber or any Camber Subsidiary, including without limitation any express patent license granted in settlement of any assertion or allegation of patent infringement;

(xi)    that is a material joint venture, partnership or limited liability company agreement or other similar contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such contract solely between Camber and its wholly-owned Subsidiaries or among Camber’s wholly-owned Subsidiaries;

(xii)    that relates to the acquisition or disposition of any person, business or asset and under which Camber or the Camber Subsidiaries have or may have a material obligation or liability.

“Non-Scheduled Contracts” means the following Contracts: (a) nonexclusive licenses granted with respect to commercially available technology granted in the ordinary course of business, (b) Contracts for open source technology, (c) Contracts with current and former employees or contractors entered into in the ordinary course of business, (d) non-disclosure agreements, (e) Contracts where the only out-licenses or rights to Intellectual Property granted are non-exclusive rights granted to contractors or vendors to use Intellectual Property for the sole benefit of licensor, (f) non-exclusive out-licenses to use the licensor’s products or services that have been entered into in the ordinary course of business, (g) privacy policies, and (h) Contracts where the only material licenses to Intellectual Property are with respect to feedback, suggestions, or either party’s trademark for inclusion on customer lists or use in the provision of services.

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Each Contract of the type required to be set forth in Section 3.13(a) of the Camber Disclosure Schedule, whether or not set forth in the Camber Disclosure Schedule, is referred to herein as a “Camber Contract.” Camber has made available to Viking true, correct and complete copies of each Camber Contract in effect as of the date hereof, excluding any schedules, annexes, exhibits, work orders, statements of work or other ancillary documents with respect to any such Camber Contract that are no longer in force or effect or do not contain terms that are, individually or in the aggregate, material to Camber and the Camber Subsidiaries.

(b)    (i) Each Camber Contract is valid and binding on Camber or one of the Camber Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber, (ii) each of Camber and the Camber Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Camber Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber, (iii) to the knowledge of Camber, each third-party counterparty to each Camber Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Camber Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber, (iv) neither Camber nor any Camber Subsidiary has knowledge of, or has received notice of, any violation of any Camber Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber, and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Camber or any Camber Subsidiary, or to the knowledge of Camber, any other party thereto, of or under any such Camber Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber.

3.14    Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber, (a) each (i) material contract with any Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any higher-tier subcontractor with respect to any such contract or (ii) contract that requires access to classified information with a Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any subcontractor, in each case that is to be performed in whole or in part after the date of this Agreement (each, a “Government Contract”) to which Camber or the Camber Subsidiaries is a party was legally awarded, is binding on Camber or the applicable Camber Subsidiary, and is in full force and effect, (b) no such Government Contract or offer, quotation, bid or proposal to sell products or services made by Camber or any of the Camber Subsidiaries to any Governmental Entity or any prime contractor is currently the subject of bid or award protest proceedings, (c) Camber and the Camber Subsidiaries are in compliance with the terms and conditions of each such Government Contract or offer, quotation, bid or proposal, (d) since January 1, 2017, neither a Governmental Entity nor any prime contractor or subcontractor has notified Camber or any of the Camber Subsidiaries in writing that it has, or is alleged to have, breached or violated any applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or offer, quotation, bid or proposal, (e) since January 1, 2017, neither Camber nor any of the Camber Subsidiaries has made any voluntary disclosure (or mandatory disclosure pursuant to Federal Acquisition Regulation 52.203-13) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of applicable Law, arising under or relating to a Government Contract, (f) none of Camber, any of the Camber Subsidiaries or any of their respective “Principals” (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended, declared nonresponsible or ineligible, or excluded, or to the knowledge of Camber, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity, and (g) neither Camber nor any of the Camber Subsidiaries, nor any of their respective directors or officers, nor to the knowledge of Camber, any other of their employees, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Government Contract, the subject of any actual or to the knowledge of Camber, threatened, “whistleblower” or “qui tam” lawsuit, or audit (other than a routine contract audit) or investigation of Camber or any of the Camber Subsidiaries, in each case with respect to any Government Contract.

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3.15    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber, Camber and the Camber Subsidiaries are in compliance, and have complied, with all federal, state or local laws, regulations, orders, decrees, permits, authorizations, common law and agency requirements relating to: (a) the protection or restoration of the environment, health and safety as it relates to Hazardous Substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any Hazardous Substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Camber, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Camber or any Camber Subsidiary of any liability or obligation arising under any Environmental Law pending or, to the knowledge of Camber, threatened against Camber, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber. To the knowledge of Camber, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber. Neither Camber nor any Camber Subsidiary has treated, stored, disposed or arranged for disposal of, transported, handled, used, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substance, in each case as has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber. To the knowledge of Camber, there have been no Hazardous Substances generated by Camber or any Camber Subsidiary that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Entity in the United States and that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber. Camber is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity or other third party imposing any liability or obligation, with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber. As used in this Agreement, the term “Hazardous Substances” means any toxic or hazardous substance, waste, or material which is regulated or defined, or for which liability or standards of conduct may be imposed, under Environmental Law, including any such substance, waste or material identified under Environmental Law as toxic substances (including asbestos and asbestos containing materials), hazardous materials, hazardous substances, hazardous waste, radioactive materials, petroleum and petroleum products and polychlorinated biphenyls.

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3.16    Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber, Camber and each Camber Subsidiary (a) have marketable and valid title to all the real property reflected in the latest audited balance sheet included in the Camber SEC Reports as being owned by Camber or a Camber Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business and/or sales or dispositions described in subsequent Camber SEC Reports through the date of this Agreement) (the “Camber Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet delinquent, (iii) materialmen’s or mechanic’s Liens and statutory or common law Liens or encumbrances to secure landlords, lessors or renters under leases or rental agreements, (iv) Liens, easements, rights of way, covenants, conditions, restrictions and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (v) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) are the lessee of all leasehold estates reflected in the latest audited financial statements included in such Camber SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof or have been terminated by Camber or a Camber Subsidiary) (such leasehold estates, collectively with the Camber Owned Properties, the “Camber Real Property”, and any leases with respect to such leasehold estates, the “Camber Leases”), free and clear of all material Liens, except for Permitted Encumbrances and each such lease is valid and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Camber or any Camber Subsidiary, or to the knowledge of Camber, any other party thereto, of or under any such lease, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Camber. There are no pending or, to the knowledge of Camber, threatened condemnation proceedings against the Camber Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber.

3.17    Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber, (i) with respect to Intellectual Property that Camber and the Camber Subsidiaries, each as applicable, own or purport to own, Camber or a Camber Subsidiary exclusively owns all right, title and interest to that Intellectual Property free and clear of all Liens (except Permitted Encumbrances), and (ii) all Registered Intellectual Property that is owned by, or registered in the name of, Camber or a Camber Subsidiary that has not expired, lapsed, or been abandoned as of the date hereof (the “Camber Registered Intellectual Property”) is subsisting and, to the knowledge of Camber, is not invalid or unenforceable. Since January 1, 2017, other than office actions and oppositions received in the ordinary course of prosecution, Camber has not received any written claim or notice from any person alleging that the Camber Registered Intellectual Property is invalid or unenforceable, which claim or allegation if proven or established, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Camber. For purposes of this Agreement, “Registered Intellectual Property” means Intellectual Property that is registered, recorded or filed under the authority of, with or by any Governmental Entity or Internet domain name registrar in any jurisdiction, including pending applications for any of the foregoing. “Intellectual Property” means intellectual and industrial property rights anywhere in the world (whether foreign, state or domestic, registered or unregistered), including rights arising under or with respect to: (A) patents and utility models of any kind, patent applications, including provisional applications, statutory invention registrations, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (B) trademarks, service marks, trade dress rights and similar rights in identifiers of origin, whether registered or unregistered, together with any registrations and applications for registration thereof, (C) copyrights, mask work rights, and analogous rights in, works of authorship (including computer software, applications, source code and object code, and databases, other compilations of information), whether registered or unregistered, and any registrations, renewals and applications for registration thereof, (D) trade secret rights and other analogous rights in know-how and confidential or proprietary information, and (E) all other intellectual and industrial property rights recognized by applicable Law.

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(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber, to Camber’s knowledge (i) the operation of the respective businesses of Camber or any of the Camber Subsidiaries and the development, manufacture, use, sale, commercialization or other exploitation of any product, service or other offering currently provided by Camber or the Camber Subsidiaries does not infringe, misappropriate or violate and has not since January 1, 2017, infringed, misappropriated, or otherwise violated any Intellectual Property of any other person, and neither Camber nor any of the Camber Subsidiaries has received any written allegation of same, and (ii) neither Camber nor any of the Camber Subsidiaries has, since January 1, 2017, sent any other person a written notice alleging that such person is infringing, misappropriating or otherwise violating Camber’s Intellectual Property in a manner that is material to Camber’s business, which allegation has not been resolved or would not reasonably be expected to be resolved in the ordinary course of business.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber, each of Camber and the Camber Subsidiaries has taken commercially reasonable efforts to protect and maintain its Intellectual Property, including using commercially reasonable efforts and taking commercially necessary steps to maintain their material trade secrets in confidence.

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(d)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber, Camber does not distribute any Camber owned software, the confidential and proprietary nature of the source code to which is material to Camber’s business, taken as a whole, to third parties pursuant to any license that, based on the way that material proprietary software is distributed by Camber, requires Camber to also license or make available to such third party any material source code owned by Camber.

(e)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber, each of Camber and the Camber Subsidiaries has taken commercially reasonable efforts to (i) protect and maintain the confidentiality, integrity and security of its computers, software, firmware, middleware, servers, workstations, routers, switches, networks, data communications lines and all other information technology equipment and all associated documentation (collectively, “IT Assets”) and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any person, including the implementation of reasonable backup and disaster recovery technology processes, and (ii) prevent the introduction of disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber, no person has gained unauthorized access to any IT Assets owned, used, or held for use by Camber or any of the Camber Subsidiaries or the information stored or contained therein or transmitted thereby.

(f)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Camber, (i) each of Camber and the Camber Subsidiaries is in compliance, and has since January 1, 2017, complied, with all applicable Laws and its posted policies relating to the collection, storage, use, transfer and any other processing of any Personal Data collected or used by or on behalf of Camber or the Camber Subsidiaries; and (ii) each of Camber and the Camber Subsidiaries has, since January 1, 2017, taken commercially reasonable steps to ensure that all Personal Data is protected against loss and unauthorized access, use, modification or disclosure, and there has been no incident of same.

3.18    Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Camber or any Camber Subsidiary, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Camber or any Camber Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Camber Common Stock (or any of such person’s immediate family members or affiliates) (other than the Camber Subsidiaries) on the other hand, of the type required to be reported in any Camber SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.

3.19    State Takeover Laws. The Board of Directors of Camber has approved this Agreement and the transactions contemplated hereby and have taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar provisions of the Camber Articles of Incorporation or the Camber Bylaws, as applicable (collectively, with any similar provisions of the Viking Articles of Incorporation or the Viking Bylaws, the “Takeover Statutes”).

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3.20    Reorganization. Neither Camber nor any of the Camber Subsidiaries (including Merger Sub) has taken any action or agreed to take any action, and is not aware of any fact or circumstance, that could reasonably be expected to impede or prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.21    Camber Board Recommendations. The Board of Directors of Camber has duly adopted resolutions (a) determining that this Agreement and transactions contemplated hereby, including the Share Issuances, the Charter Amendment and the Merger, are fair to, and in the best interests of, Camber and the holders of shares of Camber Common Stock, (b) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Share Issuances, the Charter Amendment and the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directing that the Share Issuances and the Charter Amendment be submitted to the holders of shares of Camber Common Stock for their approval and adoption, and (d) recommending that the holders of shares of Camber Common Stock vote in favor of the approval of the Share Issuances and the Charter Amendment on the terms and subject to the conditions set forth in this Agreement (the “Camber Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 6.3.

3.22    Camber Information. The information relating to Camber and the Camber Subsidiaries or that is provided by Camber or the Camber Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with the SEC in connection with the transactions contemplated hereby, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Viking or any Viking Subsidiary) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Viking or any Viking Subsidiary) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Any information relating to Camber and the Camber Subsidiaries or that is provided by Camber or the Camber Subsidiaries or their respective Representatives for inclusion in any document, instrument or certificate filed with any Governmental Entity with respect to Competition Laws in connection with the transactions contemplated hereby will comply in all material respects with the Laws applicable thereto.

3.23    Customers and Suppliers. Since January 1, 2019, through the date of this Agreement, Camber and the Camber Subsidiaries have not received any written notice from any Camber Covered Customer or Camber Covered Supplier that such Camber Covered Customer or Camber Covered Supplier intends to discontinue or substantially reduce its relationship with Camber or any Camber Subsidiary, terminate or materially and adversely amend any existing material contract with Camber or any Camber Subsidiary, or not continue as a customer or supplier, as applicable, of Camber or any Camber Subsidiary. “Camber Covered Customer” means any of the top ten (10) customers by revenue derived by Camber and the Camber Subsidiaries (taken together) during the twelve (12) months ended September 30, 2019, pursuant to which Camber or any of the Camber Subsidiaries has sold goods and/or services, and “Camber Covered Supplier” means any of the top ten (10) suppliers by dollar amount paid to such suppliers by Camber and the Camber Subsidiaries (taken together) during the twelve (12) months ended September 30, 2019.

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3.24    Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Camber, (a) Camber and the Camber Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Camber reasonably has determined to be prudent and consistent with industry practice, and Camber and the Camber Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Camber and the Camber Subsidiaries, Camber or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by Camber or any Camber Subsidiary pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Camber nor any Camber Subsidiary has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

3.25    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by Camber in this ARTICLE III, neither Camber nor any other person makes any express or implied representation or warranty with respect to Camber, Merger Sub, the Camber Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Camber hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Camber, nor any other person makes or has made any representation or warranty to Viking or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Camber, Merger Sub, any Camber Subsidiary or their respective businesses or (ii) except for the representations and warranties made by Camber in this ARTICLE III, any oral or written information presented to Viking or any of its affiliates or Representatives in the course of their due diligence investigation of Camber, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    Camber acknowledges and agrees that neither Viking nor any other person has made or is making any express or implied representation or warranty other than those contained in ARTICLE IV.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF VIKING

Except (a) as disclosed in the disclosure schedule delivered by Viking to Camber, which has been provided by Viking to Camber as of the date of this Agreement (the “Viking Disclosure Schedule” and together with the Camber Disclosure Schedule, the “Disclosure Schedules”); provided, that (i) the mere inclusion of an item in the Viking Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Viking that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect, and (ii) any disclosures made with respect to a Section of ARTICLE IV shall be deemed to qualify (1) any other Section of ARTICLE IV specifically referenced or cross-referenced and (2) other sections of ARTICLE IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Viking SEC Reports filed by Viking prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Viking hereby represents and warrants to Camber as follows:

4.1    Corporate Organization.

(a)    Viking is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Viking has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Viking is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking. True and complete copies of the Articles of Incorporation of Viking (the “Viking Articles of Incorporation”) and the Bylaws of Viking (the “Viking Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by Viking to Camber.

(b)    Each Subsidiary of Viking (a “Viking Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and in which the failure to be so licensed or qualified or in good standing would reasonably be expected to have a Material Adverse Effect on Viking, and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Viking Subsidiary to pay dividends or distributions except for restrictions imposed by applicable Law or, in the case of non-wholly owned Subsidiary joint ventures, joint venture agreements in effect as of the date of this Agreement made available by Viking to Camber. Section 4.1(b) of the Viking Disclosure Schedule sets forth a true and complete list of all Viking Subsidiaries as of the date hereof. No Viking Subsidiary is in violation of any of the provisions of the articles of incorporation or bylaws (or comparable organizational documents) of such Viking Subsidiary. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of Viking other than the Viking Subsidiaries. No Viking Subsidiary owns any capital stock of Viking.

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4.2    Capitalization.

(a)    As of February 3, 2020, the authorized capital stock of Viking consisted of 500,000,000 shares of Viking Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share. As of February 3, 2020 there were (i) approximately 124,418,236 shares of Viking Common Stock issued and outstanding; (ii) no shares of Viking Common Stock held in treasury; (iii) 84,278,031 shares of Viking Common Stock are reserved for issuance upon the exercise of outstanding Viking Stock Options and Viking Convertible Notes; (iv) 28,092 shares of Viking Series C Preferred Stock issued and outstanding; and (v) no other shares of capital stock or other voting securities or equity interests of Viking issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Viking Common Stock and preferred stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than Viking Convertible Notes, there are no bonds, debentures, notes or other indebtedness that are convertible into Viking Common Stock or have the right to vote on any matters on which stockholders of Viking may vote. Other than Viking Stock Options or Viking Convertible Notes, as of February 3, 2020 there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Viking, or contracts, commitments, understandings or arrangements by which Viking may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Viking or that otherwise obligate Viking to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Viking Securities”). Other than the Viking Stock Options, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Viking or any Viking Subsidiary) are outstanding as of February 3, 2020. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Viking or any Viking Subsidiary is a party with respect to the voting or transfer (including preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts or calls) of Viking Common Stock, capital stock or other voting or equity securities or ownership interests of Viking or granting any stockholder or other person any registration rights.

(b)    Viking owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Viking Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Viking Subsidiary, or contracts, commitments, understandings or arrangements by which any Viking Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Viking Subsidiary, or otherwise obligating any Viking Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, “Viking Subsidiary Securities”).

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4.3    Authority; No Violation.

(a)    Viking has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Viking. The Board of Directors of Viking has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Viking and its stockholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that this Agreement be submitted to Viking’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement by the holders of a majority of the outstanding shares of Viking Common Stock and Viking Preferred Stock entitled to vote on such matter at a meeting of Viking stockholders duly called and held for such purpose (the “Requisite Viking Vote”), no other corporate proceedings on the part of Viking are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Viking and (assuming due authorization, execution and delivery by Camber) constitutes a valid and binding obligation of Viking, enforceable against Viking in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(b)    Neither the execution and delivery of this Agreement by Viking, nor the consummation by Viking of the transactions contemplated hereby (including the Merger), nor compliance by Viking with any of the terms or provisions hereof, will (i) violate any provision of the Viking Articles of Incorporation or the Viking Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate in any material respect any Law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Viking or any Viking Subsidiary or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Viking or any Viking Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Viking or any Viking Subsidiary is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking.

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4.4    Consents and Approvals.

(a)    Except for (i) the filing of any required applications, filings and notices, as applicable, with OTCMarkets.com, (ii)  such other consents, approvals, filings or registrations as may be required under any Competition Laws, (iii) the filing of any required applications, filings and notices, as applicable, for foreign investment clearance of any jurisdiction, (iv) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (v) the filing of the Articles of Merger with the Nevada Secretary pursuant to the NRS, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Camber Common Stock pursuant to this Agreement and the approval of the listing of such Camber Common Stock on the NYSE, no material consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Viking of this Agreement, or (B) the consummation by Viking of the Merger and the other transactions contemplated hereby. As of the date hereof, Viking is not aware of any reason why the necessary regulatory approvals and consents will not be received by Viking to permit consummation of the Merger on a timely basis. As of the date hereof, to the knowledge of Viking, there is no fact or circumstance existing that would require or reasonably be expected to require either party to invoke their right to change the structure of effecting the combination of Viking and Camber to a Direct Merger pursuant to Section 6.15 hereof.

(b)    Except as set forth in Section 4.4(b) of the Viking Disclosure Schedule, the representations and warranties in Sections 4.3(b) and 4.4(a) are true and correct with respect to a combination of Viking and Camber structured as a Direct Merger.

4.5    Financial Statements.

(a)    The financial statements of Viking and the Viking Subsidiaries included (or incorporated by reference) in the Viking SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Viking and the Viking Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Viking and the Viking Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Viking and the Viking Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking, neither Viking nor any Viking Subsidiary has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Viking included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2019, or in connection with this Agreement and the transactions contemplated hereby.

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(c)    The records, systems, controls, data and information of Viking and the Viking Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of Viking or the Viking Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on Viking. Viking (x) has not implemented and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Viking, including the Viking Subsidiaries, is made known to the chief executive officer and the chief financial officer of Viking by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Camber’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Camber’s internal controls over financial reporting. These disclosures were made in the Viking SEC Reports.

(d)    Except as set forth in Section 4.5(d) of the Viking Disclosure Schedule, since January 1, 2017, (i) neither Viking nor any Viking Subsidiary, nor, to the knowledge of Viking, any director, officer, auditor, accountant or Representative of Viking or any Viking Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of Viking or any Viking Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Viking or any Viking Subsidiary has engaged in questionable accounting or auditing practices, (ii) no employee of or attorney representing Viking or any Viking Subsidiary, whether or not employed by Viking or any Viking Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Viking or any Viking Subsidiary or any of their respective officers, directors, employees or agents to the Board of Directors of Viking or any committee thereof or the Board of Directors or similar governing body of any Viking Subsidiary or any committee thereof, or to the knowledge of Viking, to any director or officer of Viking or any Viking Subsidiary; and (iii) neither Viking nor any Viking Subsidiary, nor, to the knowledge of Viking, any director, officer or Representative of Viking or any Viking Subsidiary, is under investigation by, or is subject to any action brought by or on behalf of, the Securities and Exchange Commission, FINRA, any state securities division or any self-regulatory agency.

4.6    Broker’s Fees. Neither Viking nor any Viking Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

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4.7    Absence of Certain Changes or Events.

(a)    Since September 30, 2019, through the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking.

(b)    Since September 30, 2019, through the date of this Agreement, Viking and the Viking Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.8    Legal and Regulatory Proceedings.

(a)    Except as set forth in Section 4.5(d) of the Viking Disclosure Schedule or as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Viking, neither Viking nor any Viking Subsidiary is a party to any, and there are no outstanding or pending or, to the knowledge of Viking, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Viking or any Viking Subsidiary or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Viking, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Viking, any Viking Subsidiary or the assets of Viking or any Viking Subsidiary (or that, upon consummation of the Merger, would apply to the Surviving Entity, the Combined Company or any of their respective Subsidiaries).

4.9    Taxes and Tax Returns.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Viking:

(i)    each of Viking and the Viking Subsidiaries has duly and timely filed with the appropriate taxing authority (taking into account all applicable extensions) all Tax Returns required by applicable Law to be filed with respect to each of Viking and the Viking Subsidiaries in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all respects;

(ii)    neither Viking nor any Viking Subsidiary is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course) nor has been granted any extension or waiver of the limitation period applicable to any Tax that remains in effect;

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(iii)    all Taxes of Viking and the Viking Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid (taking into account all applicable extensions);

(iv)    each of Viking and the Viking Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party and has complied with all applicable information reporting requirements;

(v)    neither Viking nor any Viking Subsidiary has received written notice of any Tax assessment or proposed Tax assessment, and there are no threatened in writing or pending disputes, actions, suits, claims, audits, investigations, examinations or other proceedings regarding any Tax of Viking and the Viking Subsidiaries or the assets of Viking and the Viking Subsidiaries, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(vi)    since January 1, 2017, no claim has been made in writing by any taxing authority in a jurisdiction where Viking or any Viking Subsidiary has not filed income or franchise Tax Returns that it is or may be subject to income or franchise Tax by such jurisdiction; and

(vii)    neither Viking nor any Viking Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Viking and the Viking Subsidiaries).

(b)    Neither Viking nor any Viking Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Viking) or (ii) has any liability for the Taxes of any person (other than Viking or any Viking Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract.

(c)    Neither Viking nor any Viking Subsidiary has been, within the past three (3) years a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(d)    Neither Viking nor any Viking Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(e)    At no time during the past five (5) years has Viking been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(f)    There is no Lien on any of the assets or properties of Viking or any Viking Subsidiary as a result of a failure or alleged failure to pay any Tax.

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(g)    Viking and its Subsidiaries are not bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code) or other written agreement with a taxing authority.

4.10    Employees.

(a)    There is no Viking Benefit Plan (as defined below) currently in effect. For purposes of this Agreement, the term “Viking Benefit Plans” means any plan, program, policy, practice, contract, agreement or other arrangement constituting an employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, or providing for any compensation, equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination pay, change in control compensation, retention, employment, fringe benefits, welfare benefits, or other benefit or perquisite with respect to which Viking or any Subsidiary or any trade or business of Viking or any Viking Subsidiary, whether or not incorporated, all of which together with Viking would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Viking ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Viking or any Viking Subsidiary or any Viking ERISA Affiliate for the benefit of any current or former employee, officer, director, independent contractor or other service provider of Viking or any Viking Subsidiary or any Viking ERISA Affiliate, excluding, in each case, any Multiemployer Plan.

(b)    There are no pending or, to Viking’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Viking or any Viking Subsidiary, or any strikes or other material labor disputes against Viking or any Viking Subsidiary. Neither Viking nor any Viking Subsidiary is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Viking or any Viking Subsidiary and, to the knowledge of Viking, there are no organizing efforts by any union or other group seeking to represent any employees of Viking or any Viking Subsidiary. Each of Viking and the Viking Subsidiaries is, and have been at all times since January 1, 2017, in compliance in all material respects with all applicable Laws in respect of employment and employment practices, including terms and conditions of employment and wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements.

4.11    SEC Reports. Viking has filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the SEC since January 1, 2017 (the “Viking SEC Reports”). As of their respective dates, the Viking SEC Reports complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Viking SEC Reports, and none of the Viking SEC Reports when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Viking SEC Reports, and, to the knowledge of Viking, none of the Viking SEC Reports is the subject of any outstanding SEC investigation except as set forth in Section 4.5(d) of the Viking Disclosure Schedule. No Viking Subsidiary is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

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4.12    Compliance with Applicable Law.

(a)    The businesses of Viking and the Viking Subsidiaries have not been since January 1, 2017, and are not being, conducted in violation of any applicable Laws, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking.

(b)    Except with respect to regulatory matters covered by Section 6.1 and except as set forth in Section 4.5(d) of the Viking Disclosure Schedule, no investigation or review by any Governmental Entity with respect to Viking or any Viking Subsidiary is pending or, to the knowledge of Viking, threatened in writing, nor has Viking received any notice or communication of material noncompliance with any such Laws that has not been cured or is in the process of being cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking, (i) each of Viking and the Viking Subsidiaries has obtained and is in compliance with all licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted in all material respects, (ii) all such licenses are in full force and effect in all material respects, and (iii) to Viking’s knowledge, there is not currently threatened any revocation, adverse modification or cancellation of any material license.

(d)    Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking, since January 1, 2017, each of Viking and the Viking Subsidiaries has at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by OFAC and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of the Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of Viking or any Viking Subsidiary is conducted. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking, neither Viking nor any Viking Subsidiary has been since January 1, 2017, or currently is the subject of a charging letter or penalty notice issued, or to the knowledge of Viking, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by Viking pertaining to such matters. Neither Viking nor any Viking Subsidiary is currently designated as a sanctioned party under sanctions administered by OFAC, nor are they owned fifty percent (50%) or more by an individual or entity that is so designated. Neither Viking nor any Viking Subsidiary, or, to Viking’s knowledge, any directors, officers, employees, independent contractors, consultants, agents and other Representatives thereof, located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions (as of the date of this Agreement, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

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(e)    Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking, the Viking Subsidiaries and their respective officers, directors, employees, and to the knowledge of Viking, its agents, advisors and representatives are, and since January 1, 2017 have been, in compliance in all material respects with: (i) the provisions of the FCPA, as if its foreign payments provisions were fully applicable to Viking, the Viking Subsidiaries and their respective Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which Viking and the Viking Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving Viking. No proceeding by or before any Governmental Entity involving Viking, any Viking Subsidiary or any of their respective officers, directors, employees, and to the knowledge of Viking, its agents, advisors and representatives involving the FCPA or any anti-bribery, anti-corruption or anti-money laundering Law is pending or, to the knowledge of Viking, threatened, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking, neither Viking nor the Viking Subsidiaries have ever received an allegation, whistleblower complaint, or conducted any audit or investigation regarding compliance or noncompliance with the FCPA or other applicable anti-corruption laws.

(f)    Viking maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of Viking, Viking has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking. There are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Viking.

4.13    Certain Contracts.

(a)    Except as set forth in Section 4.13(a) of the Viking Disclosure Schedule, as of the date hereof, neither Viking nor any Viking Subsidiary is a party to or bound by any Contract, including any Viking Lease but excluding any Viking Benefit Plan, that has not expired or been terminated as of the date of this Agreement (such that none of its provisions remains in force or effect, other than provisions of the type that customarily survive pursuant to their terms and that are not expected to give rise to material liability or materially restrict the business of Viking) and:

(i)      that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

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(ii)     that contains a non-compete or client, employee or customer non-solicit requirement or any other provision, in each case that materially restricts the conduct of any line of business by Viking or any of the Viking Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Combined Company or any of its affiliates to engage in any line of business or in any geographic region;

(iii)    that is material and obligates Viking or any Viking Subsidiary to conduct business with any third party on a preferential or exclusive basis or contains material “most favored nation” or similar provisions;

(iv)    (A) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement or commitment that provides for or relates to any indebtedness of Viking or any Viking Subsidiary, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements, or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by Viking or any Viking Subsidiary of, or any similar commitment by Viking or any Viking Subsidiary with respect to, the obligations, liabilities or indebtedness of any other person of the nature described in clause (A), in the case of each of clauses (A) and (B), in the principal amount of $500,000 or more, other than any Viking Lease;

(v)     that is with any manufacturer, vendor, lessor or other supplier with respect to which manufacturer, vendor, lessor or other supplier the aggregate annual spend for the most recent fiscal year, exceeded $500,000 for Viking and the Viking Subsidiaries, taken as a whole, pursuant to which Viking and the Viking Subsidiaries purchase or lease from such manufacturer, vendor, lessor, or other supplier (but excluding ordinary course ordering documents, quotes, purchase orders, and similar documents);

(vi)    that is with any customer with respect to which customer the aggregate annual revenue for the most recent fiscal year, exceeded $500,000 for Viking and the Viking Subsidiaries, taken as a whole, pursuant to which such customer purchases products and services from Viking and the Viking Subsidiaries (excluding ordinary course ordering documents, quotes, purchase orders, and similar documents);

(vii)   that grants any right of first refusal, right of first offer, or right of first negotiation with respect to any material assets, rights or properties of Viking or the Viking Subsidiaries;

(viii)  that is a consulting agreement involving the payment of more than $50,000 per annum (other than any such Contracts which are terminable by Viking or any Viking Subsidiary on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

(ix)    pursuant to which Viking or any Viking Subsidiary receives from any third party a license or similar right to any Intellectual Property that is material to Viking, other than those that are received pursuant to Non-Scheduled Contracts;

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(x)    that is a settlement, consent or similar agreement and contains any material continuing obligations of Viking or any Viking Subsidiary, including without limitation any express patent license granted in settlement of any assertion or allegation of patent infringement;

(xi)    that is a material joint venture, partnership or limited liability company agreement or other similar contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such contract solely between Viking and its wholly-owned Subsidiaries or among Viking’s wholly-owned Subsidiaries; or

(xii)    that relates to the acquisition or disposition of any person, business or asset and under which Viking or the Viking Subsidiaries have or may have a material obligation or liability.

Each Contract of the type required to be set forth in Section 4.13(a) of the Viking Disclosure Schedule, whether or not set forth in the Viking Disclosure Schedule, is referred to herein as a “Viking Contract.” Viking has made available to Camber true, correct and complete copies of each Viking Contract in effect as of the date hereof, excluding any schedules, annexes, exhibits, work orders, statements of work or other ancillary documents with respect to any such Viking Contracts that are no longer in force or effect or do not contain terms that are, individually or in the aggregate, material to Viking and the Viking Subsidiaries.

(b)    (i) Each Viking Contract is valid and binding on Viking or one of the Viking Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking, (ii) each of Viking and the Viking Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Viking Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking, (iii) to the knowledge of Viking, each third-party counterparty to each Viking Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Viking Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking, (iv) neither Viking nor any Viking Subsidiary has knowledge of, or has received notice of, any violation of any Viking Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Viking or any Viking Subsidiary or, to the knowledge of Viking, any other party thereto, of or under any such Viking Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking.

4.14    Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking, (a) each Government Contract to which Viking or the Viking Subsidiaries is a party was legally awarded, is binding on Viking or the applicable Viking Subsidiary, and is in full force and effect, (b) no such Government Contract or offer, quotation, bid or proposal to sell products or services made by Viking or any of the Viking Subsidiaries to any Governmental Entity or any prime contractor is currently the subject of bid or award protest proceedings, (c) Viking and the Viking Subsidiaries are in compliance with the terms and conditions of each such Government Contract or offer, quotation, bid or proposal, (d) since January 1, 2017, neither a Governmental Entity nor any prime contractor or subcontractor has notified Viking or any of the Viking Subsidiaries in writing that it has, or is alleged to have, breached or violated any applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or offer, quotation, bid or proposal, (e) since January 1, 2017, neither Viking nor any of the Viking Subsidiaries has made any voluntary disclosure (or mandatory disclosure pursuant to Federal Acquisition Regulation 52.203-13) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of applicable Law, arising under or relating to a Government Contract, (f) none of Viking, any of the Viking Subsidiaries or any of their respective “Principals” (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended, declared nonresponsible or ineligible, or excluded, or to the knowledge of Viking, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity and (g) neither Viking nor any of the Viking Subsidiaries, nor any of their respective directors or officers, nor to the knowledge of Viking, any other of their employees, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Government Contract, the subject of any actual or to the knowledge of Viking, threatened, “whistleblower” or “qui tam” lawsuit, or audit (other than a routine contract audit) or investigation of Viking or any of the Viking Subsidiaries, with respect to any Government Contract.

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4.15    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking, Viking and the Viking Subsidiaries are in compliance, and have complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Viking, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Viking or any Viking Subsidiary of any liability or obligation arising under any Environmental Law pending or, to the knowledge of Viking, threatened against Viking, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking. To the knowledge of Viking, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking. Neither Viking nor any Viking Subsidiary has treated, stored, disposed or arranged for disposal of, transported, handled, used, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substance, in each case as has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking. To the knowledge of Viking, there have been no Hazardous Substances generated by Viking or any Viking Subsidiary that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Entity in the United States and that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking. Viking is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity or other third party imposing any liability or obligation, with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking.

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4.16    Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking, each of Viking and the Viking Subsidiaries (a) have marketable and valid title to all the real property reflected in the latest audited balance sheet included in the Viking SEC Reports as being owned by Viking or a Viking Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Viking Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and (b) are the lessee of all leasehold estates reflected in the latest audited financial statements included in such Viking SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof or have been terminated by Viking or a Viking Subsidiary) (such leasehold estates, collectively with the Viking Owned Properties, the “Viking Real Property”, and any leases with respect to such leasehold estates, the “Viking Leases”), free and clear of all material Liens, except for Permitted Encumbrances, and each such lease is valid and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Viking or any Viking Subsidiary, or to the knowledge of Viking, any other party thereto, of or under any such lease, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Viking. There are no pending or, to the knowledge of Viking, threatened condemnation proceedings against the Viking Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking.

4.17 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking, (i) with respect to Intellectual Property that Viking and the Viking Subsidiaries, each as applicable, own or purport to own, Viking or a Viking Subsidiary exclusively owns all right, title and interest to that Intellectual Property free and clear of all Liens (except Permitted Encumbrances), and (ii) all Registered Intellectual Property that is owned by, or registered in the name of, Viking or a Viking Subsidiary that has not expired, lapsed, or been abandoned as of the date hereof (the “Viking Registered Intellectual Property”) is subsisting and, to the knowledge of Viking, is not invalid or unenforceable. Since January 1, 2017, other than office actions and oppositions received in the ordinary course of prosecution, Viking has not received any written claim or notice from any person alleging that the Viking Registered Intellectual Property is invalid or unenforceable, which claim or allegation if proven or established, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Viking.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking, to Viking’s knowledge (i) the operation of the respective businesses of Viking or any of the Viking Subsidiaries and the development, manufacture, use, sale, commercialization or other exploitation of any product, service or other offering currently provided by Viking or the Viking Subsidiaries does not infringe, misappropriate or violate and has not since January 1, 2017, infringed, misappropriated, or otherwise violated any Intellectual Property of any other person, and neither Viking nor any of the Viking Subsidiaries has received any written allegation of same, and (ii) neither Viking nor any of the Viking Subsidiaries has, since January 1, 2017, sent any other person a written notice alleging that such person is infringing, misappropriating or otherwise violating Viking’s Intellectual Property in a manner that is material to Viking’s business, which allegation has not been resolved or would not reasonably be expected to be resolved in the ordinary course of business.

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(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking, each of Viking and the Viking Subsidiaries has taken commercially reasonable efforts to protect and maintain its Intellectual Property, including using commercially reasonable efforts and taking commercially necessary steps to maintain their material trade secrets in confidence.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking, Viking does not distribute any Viking owned software, the confidential and proprietary nature of the source code to which is material to Viking’s business, taken as a whole, to third parties pursuant to any license that, based on the way that material proprietary software is distributed by Viking, requires Viking to also license or make available to such third party any material source code owned by Viking.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking, each of Viking and the Viking Subsidiaries has taken commercially reasonable efforts to (i) protect and maintain the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any person, including the implementation of reasonable backup and disaster recovery technology processes and (ii) prevent the introduction of disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking, no person has gained unauthorized access to any IT Assets owned, used, or held for use by Viking or any of the Viking Subsidiaries or the information stored or contained therein or transmitted thereby.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Viking, (i) each of Viking and the Viking Subsidiaries is in compliance, and has since January 1, 2017, complied, with all applicable Laws and its posted policies relating to the collection, storage, use, transfer and any other processing of any Personal Data collected or used by or on behalf of Viking or the Viking Subsidiaries; and (ii) each of Viking and the Viking Subsidiaries has, since January 1, 2017, taken commercially reasonable steps to ensure that all Personal Data is protected against loss and unauthorized access, use, modification or disclosure, and there has been no incident of same.

4.18 Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Viking or any Viking Subsidiary, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Viking or any Viking Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Viking Common Stock (or any of such person’s immediate family members or affiliates) (other than the Viking Subsidiaries) on the other hand, of the type required to be reported in any Viking SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.

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4.19 State Takeover Laws. The Board of Directors of Viking has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes.

4.20 Reorganization. Neither Viking nor any of the Viking Subsidiaries has taken any action or agreed to take any action, or is aware of any fact or circumstance, that could reasonably be expected to impede or prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.21 Viking Board Recommendation. The Board of Directors of Viking has duly adopted resolutions (a) determining that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, Viking and the holders of shares of Viking Common Stock and Viking Preferred Stock, (b) approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directing that this Agreement be submitted to the holders of shares of Viking Common Stock and Viking Preferred Stock for their approval and adoption, (d) recommending that the holders of shares of Viking Common Stock and Viking Preferred Stock vote in favor of the adoption of this Agreement on the terms and subject to the conditions set forth in this Agreement (the “Viking Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 6.3.

4.22 Viking Information. The information relating to Viking and the Viking Subsidiaries or that is provided by Viking or the Viking Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with the SEC in connection with the transactions contemplated hereby, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Camber, Merger Sub or any Camber Subsidiary) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Camber, Merger Sub or any Camber Subsidiary) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Any information relating to Viking and the Viking Subsidiaries or that is provided by Viking or the Viking Subsidiaries or their respective Representatives for inclusion in any document, instrument or certificate filed with any Governmental Entity with respect to Competition Laws in connection with the transactions contemplated hereby will comply in all material respects with the Laws applicable thereto.

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4.23 Customers and Suppliers. Since January 1, 2019 through the date of this Agreement, Viking and the Viking Subsidiaries have not received any written notice from any Viking Covered Customer or Viking Covered Supplier that such Viking Covered Customer or Viking Covered Supplier intends to discontinue or substantially reduce its relationship with Viking or any Viking Subsidiary, terminate or materially and adversely amend any existing material contract with Viking or any Viking Subsidiary, or not continue as a customer or supplier, as applicable, of Viking or any Viking Subsidiary. “Viking Covered Customer” means any of the top ten (10) customers by revenue derived by Viking and the Viking Subsidiaries (taken together) during the twelve (12) months ended December 31, 2019, pursuant to which Viking or any of the Viking Subsidiaries has sold goods and/or services, and “Viking Covered Supplier” means any of the top ten (10) suppliers by dollar amount paid to such suppliers by Viking and the Viking Subsidiaries (taken together) during the twelve months ended December 31, 2019.

4.24 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Viking, (a) Viking and the Viking Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Viking reasonably has determined to be prudent and consistent with industry practice, and Viking and the Viking Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Viking and the Viking Subsidiaries, Viking or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by Viking or any Viking Subsidiary pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Viking nor any Viking Subsidiary has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

4.25 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Viking in this ARTICLE IV, neither Viking nor any other person makes any express or implied representation or warranty with respect to Viking, the Viking Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Viking hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Viking nor any other person makes or has made any representation or warranty to Camber or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Viking, any Viking Subsidiary or their respective businesses or (ii) except for the representations and warranties made by Viking in this ARTICLE IV, any oral or written information presented to Camber or any of their respective affiliates or Representatives in the course of their due diligence investigation of Viking, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Viking acknowledges and agrees that neither Camber nor any other person has made or is making any express or implied representation or warranty other than those contained in ARTICLE III.

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ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from February 3, 2020 to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or expressly permitted by this Agreement (including as set forth in the Viking Disclosure Schedule or the Camber Disclosure Schedule) or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Viking and Camber shall, and shall cause each of its respective Subsidiaries to, use reasonable best efforts to (a) conduct its business in the ordinary course in all material respects and (b) maintain and preserve intact its business organization, employees and advantageous business relationships, provided, that with respect to any action which is a subject matter of a subclause of Section 5.2, if such action is permitted by the express terms of such subclause of Section 5.2, such action shall not be a violation of this Section 5.1. Each of the parties shall amend the operating agreement of Elysium Energy Holdings, LLC (“Elysium”), a Nevada corporation, within 10 days of a reasonable request to do so by the other party.

5.2 Forbearances. During the period from February 3, 2020 to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or expressly permitted by this Agreement (including as set forth in the Viking Disclosure Schedule or the Camber Disclosure Schedule) neither Viking nor Camber shall, and neither Viking nor Camber shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):

(a) incur, assume, guarantee or become liable for any indebtedness for borrowed money, other than (i) intercompany indebtedness, (ii) borrowings in the ordinary course under any revolving credit facility, settlement facility, commercial paper program, corporate credit facility or other line of credit, in each case existing on February 3, 2020 up to the amount committed thereunder on February 3, 2020 (or any amendment or replacement thereof, in each case, so long as the amount of borrowings under such amended or replaced facility or program is not greater than the committed amount of such facility or program on February 3, 2020 and the amendment or replacement contains customary commercial terms consistent in all material respects with the existing facility, and that such facility or program does not delay or impair the ability of the applicable party from consummating the transactions contemplated hereby and is prepayable without additional interest or penalty), (iii) guarantees by Viking or any direct or indirect wholly-owned Viking Subsidiary of indebtedness of Viking or any other direct or indirect wholly-owned Viking Subsidiary, (iv) guarantees by Camber or any direct or indirect wholly-owned Camber Subsidiary of indebtedness of Camber or any other direct or indirect wholly-owned Camber Subsidiary, (v) any indebtedness incurred to refinance, roll-over, replace or renew any indebtedness existing on February 3, 2020, so long as, in each case, (1) the principal amount of such refinancing, roll-over, replacement or renewed indebtedness is not greater than the principal amount of the indebtedness being refinanced, rolled-over, replaced or renewed (plus accrued interest, and a reasonable amount of premium, fees and expenses incurred in connection with such refinancing) and (2) such indebtedness is on customary commercial terms consistent in all material respects with the indebtedness being refinanced, rolled-over, replaced or renewed, including that such facility or program does not delay or impair the ability of the applicable party from consummating the transactions contemplated hereby and is prepayable without additional interest or penalty, (vi) indebtedness incurred in respect of letters of credit, performance bonds, surety bonds, appeal bonds or other similar arrangements in the ordinary course, (vii) capital lease, purchase money or equipment financing arrangements entered into in the ordinary course of business, (viii) indebtedness arising from customary cash management and treasury services and the honoring of checks, drafts or similar instruments against insufficient funds or from the endorsement of instruments for collection, in each case, in the ordinary course of business, (ix) interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging contracts (1) not entered for speculative purposes and (2) entered into in the ordinary course consistent with past practice and in compliance with its risk management and hedging policies or practices in effect on February 3, 2020 and (x) other indebtedness incurred by mutual agreement of Viking and Camber in accordance with Section 6.17;

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(b) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Viking Securities or Viking Subsidiary Securities, in the case of Viking, or Camber Securities or Camber Subsidiary Securities, in the case of Camber, except, in each case, (A) subject to Section 6.10, quarterly cash dividends by Viking or Camber, (B) dividends paid by any of the Subsidiaries of each of Viking and Camber to Viking or Camber or any of their wholly-owned Subsidiaries, respectively, or dividends paid by any of their respective non-wholly owned Subsidiary joint ventures in the ordinary course of business as required by any joint venture agreements in effect as of February 3, 2020 and disclosed, in the case of joint ventures, in Section 5.2(b)(ii)(B) of the Viking Disclosure Schedule or the Camber Disclosure Schedule, as applicable, or (C) the acceptance of shares of Viking Common Stock, Viking Preferred Stock or Camber Common Stock, as the case may be, as payment for the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, or the payment of dividend equivalents thereon, in each case, in accordance with past practice and the terms of the applicable award agreements;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than (i) to any wholly-owned Subsidiary or to Camber or Viking, as applicable, (ii) in the ordinary course of business, or (iii) pursuant to contracts or agreements in force at February 3, 2020 set forth on Section 5.2(c) of the Viking Disclosure Schedule or the Camber Disclosure Schedule, as applicable;

(d) make any material investment in or material acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or business or the property or assets of any other person, in each case other than a wholly-owned Subsidiary of Viking or Camber, as applicable, in each case other than, with respect to acquisitions of properties and assets, in the ordinary course of business or pursuant to contracts or agreements in force at February 3, 2020 set forth on Section 5.2(d) of the Viking Disclosure Schedule or the Camber Disclosure Schedule, as applicable;

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(e) except in the ordinary course of business consistent with past practice, (i) terminate, materially amend, or waive any material provision of, any Viking Contract or Camber Contract, as the case may be, or make any material change in any instrument or agreement governing any Viking Contract or Camber Contract as the case may be, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Viking or Camber, as the case may be, or (ii) other than in the ordinary course of business consistent with past practice, enter into any contract that would constitute a Viking Contract or Camber Contract, as the case may be, if it were in effect on February 3, 2020, provided, that with respect to any action which is a subject matter of another subclause of this Section 5.2, if such action is permitted by the express terms of such subclause of this Section 5.2, such action shall not be a violation of this Section 5.2(e);

(f) except as required under applicable Law or the terms of any Viking Benefit Plan or Camber Benefit Plan existing as of the date hereof, as applicable, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual consultant, other than in the ordinary course of business consistent with past practice, (ii) amend (whether in writing or through the interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual consultant, other than in the ordinary course of business consistent with past practice, (iii) materially increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant (other than in connection with a relocation of an employee in the ordinary course of business or a promotion or change in responsibilities), (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation other than in the ordinary course of business consistent with past practice, (v) grant or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target annual compensation (that is, base salary or wages plus annual bonus or other short-term cash incentive compensation) is greater than $1,000,000, other than for cause, or (ix) hire or promote any officer, employee or individual consultant who has (or, following such hire or promotion, would have) target annual compensation (that is, base salary or wages plus annual bonus or other short-term cash incentive compensation) greater than $1,000,000;

(g) settle any claim, suit, action or proceeding, except involving monetary remedies in an amount not in excess of $1,000,000 individually or $5,000,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries, the Surviving Entity or the Combined Company;

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(h) take any action or fail to take any action where such action or failure to act could reasonably be expected to impede or prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend either party’s articles of incorporation, bylaws or comparable governing documents of its “Significant Subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);

(j) merge or consolidate either party or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its Significant Subsidiaries (other than mergers, consolidations, restructurings or reorganizations solely between or among its wholly-owned Subsidiaries, or as permitted under an exception set forth in Sections 5.2(c) or 5.2(d));

(k) enter into any new line of business or discontinue any existing line of business, other than in the ordinary course of business consistent with past practice;

(l) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or

(m) agree to take or make any commitment to take any of the actions prohibited by this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Promptly after February 3, 2020, Viking and Camber shall prepare and file with the SEC the Joint Proxy Statement, and Camber shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Viking and Camber shall each use reasonable best efforts to make such filings. Each of Viking and Camber shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and Viking and Camber shall thereafter mail or deliver the Joint Proxy Statement to their respective stockholders. Camber shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Viking shall furnish all information concerning Viking and the holders of shares of Viking Common Stock and Viking Preferred Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to (i) take, or cause to be taken, all necessary actions, and do or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable following the date hereof; (ii) make, or cause to be made, the registrations, declarations and filings required or advisable in connection with obtaining the other Requisite Regulatory Approvals, as promptly as reasonably practicable after February 3, 2020; (iii) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals, clearances and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals, clearances and authorizations of all such Governmental Entities, and (iv) seek to avoid or prevent the initiation of any investigation, claim, action, suit, arbitration, litigation or proceeding by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean the expiration or termination of the applicable waiting period under all regulatory authorizations, consents, clearances, orders and approvals set forth on Section 6.1(b) of the Camber Disclosure Schedule.

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(c) Each party shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing and notwithstanding anything in this Agreement to the contrary, in furtherance of the parties’ reasonable best efforts, each of Viking and the Viking Subsidiaries and Camber and the Camber Subsidiaries, as applicable, to the extent required in order to obtain the Requisite Regulatory Approvals or any necessary approvals of any other Governmental Entity required for the transactions contemplated hereby as promptly as reasonably practicable or to avoid the consequences in Section 6.1(b)(iv) or otherwise in connection with the Requisite Regulatory Approvals required pursuant to any Competition Law, shall (i) propose, negotiate or offer to effect, or consent or commit to, any sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, of any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Divestiture”); and (ii) take or agree to take any other action, agree or consent to, make any concession in respect of, or permit or suffer to exist any condition or requirement setting forth, any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Remedy”), provided that neither party nor its Subsidiaries shall be required to take any of the actions referred to above with respect to a Divestiture or Remedy unless the effectiveness thereof is conditioned on the occurrence of the Effective Time, and provided, further, that nothing shall require either party to, and neither party shall without the consent of the other party, agree or consent to a Divestiture or Remedy that would result in or would reasonably be expected to result in a material adverse effect on the business of the Combined Company and its Subsidiaries, taken as a whole, after giving effect to the Merger. Viking and Camber agree to use reasonable best efforts to: (1) oppose or defend against any investigation, claim, action, suit, arbitration, litigation or proceeding by any Governmental Entity to prevent or enjoin the consummation of the Merger, or (2) overturn any regulatory order by any such Governmental Entity to prevent consummation of the Merger, including by defending any investigation, claim, action, suit, arbitration, litigation or proceeding brought by any such Governmental Entity in order to avoid the entry of, or to have vacated, overturned, terminated or appealed any order that would otherwise have the effect of preventing or materially delaying the consummation of the Merger.

(d) If Viking or Camber or any of their respective Subsidiaries or affiliates receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, then such party shall make, or cause to be made, as soon as reasonably practicable and after consultation with the other party (to the extent permitted under applicable Law), an appropriate response in substantial compliance with such request. If Viking or Camber receives a formal request for additional information or documentary material from the Federal Trade Commission (“FTC”) or the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”), then Viking and Camber will substantially comply with such formal request as soon as reasonably practicable, unless otherwise agreed between Viking and Camber. Viking and Camber shall consult with each other in good faith prior to agreeing, directly or indirectly, to extend any waiting period under any applicable Law or to any timing agreement with the FTC, the Antitrust Division or any other Governmental Entity.

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(e) Each party shall promptly notify the other party of any communication it or any of its affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and, to the extent permitted under applicable Law, furnish the other party promptly with all communications received from any Governmental Entity and permit the other party to review in advance, and consider in good faith the other party’s comments to, any proposed communication, filing or submission by such party to any Governmental Entity. The parties will coordinate and reasonably cooperate with each other in exchanging information and providing reasonable assistance as the other party may reasonably request in writing in connection with the foregoing or in connection with any filing or submission to be made to any Governmental Entity; provided, however, that materials exchanged pursuant to this Section 6.1 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of Viking’s or Camber’s consideration of the transactions contemplated by this Agreement or other competitively sensitive material; provided, further that the parties hereto may, as they deem advisable and necessary, designate any materials provided to the other pursuant to this Section 6.1 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the party providing such materials. Viking and Camber shall (to the extent permitted under applicable Law) consult with the other party in advance of any meeting, discussion or teleconference with any Governmental Entity or, in connection with any proceeding by a private party in connection with the transactions contemplated by this Agreement, with any other person, and, to the extent not prohibited by the Governmental Entity or such other person, give the other party the opportunity to attend and participate in such meetings, discussions and teleconferences. The parties shall discuss in advance the strategy and timing for obtaining any clearances required or advisable under any applicable Law in connection with this Agreement or the transactions contemplated by this Agreement.

(f) Viking shall not, and shall cause the Viking Subsidiaries not to, and Camber shall not, and shall cause the Camber Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing part or all of the assets of or equity of, in any business or any corporation, partnership, association or other business organization or division thereof, or take any other similar action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other similar action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, clearances or approvals of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase, in any material respect, the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated hereby; (iii) increase the risk, in any material respect, of not being able to remove any such order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the transactions contemplated hereby.

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(g) Viking and Camber shall, upon request, promptly furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Viking, Camber or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

6.2 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable Laws, each of Viking and Camber, for the purposes of performing its respective obligations under this Agreement and enforcing its respective rights under this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other Representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and, during such period, each of Viking and Camber shall, and shall cause its respective Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as such party may reasonably request. Neither Viking nor Camber nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law or binding agreement entered into prior to February 3, 2020. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Viking and Camber shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or Representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the non-disclosure agreement between Viking and Camber (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give Camber, directly or indirectly, the right to control or direct the operations of Viking or the Viking Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Viking, directly or indirectly, the right to control or direct the operations of Camber or the Camber Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Camber and Viking shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

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6.3 Stockholder Meetings.

(a) Each of Viking and Camber shall call a meeting of its stockholders (the “Viking Meeting” and the “Camber Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (a) the Requisite Camber Vote, the Charter Amendment Vote and the Requisite Viking Vote required in connection with this Agreement and the Merger, and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of Viking and Camber shall use its reasonable best efforts to cause such meetings to occur on the same date. Subject to Section 6.3(b), each of Viking and Camber and their respective Boards of Directors shall use its reasonable best efforts to obtain from the stockholders of Viking and Camber, as applicable, the Requisite Viking Vote, the Requisite Camber Vote and the Charter Amendment Vote, as applicable, including by communicating to the respective stockholders of Viking and Camber the Viking Board Recommendation and the Camber Board Recommendation, respectively (and including the respective recommendation in the Joint Proxy Statement), and each of Viking and Camber and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Viking Board Recommendation, in the case of Viking, or the Camber Board Recommendation, in the case of Camber, (ii) fail to make the Viking Board Recommendation, in the case of Viking, or the Camber Board Recommendation, in the case of Camber, in the Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal (defined below) or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Viking Board Recommendation, in the case of Viking, or the Camber Board Recommendation, in the case of Camber, in each case within ten (10) business days (or such fewer number of days as remains prior to that date that is two (2) business days prior to the Viking Meeting or the Camber Meeting, as applicable) after an Acquisition Proposal is made public (upon a request by the other party to do so), or (v) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”).

(b) Notwithstanding the foregoing, subject to Section 8.1 and Section 8.2, if the Board of Directors of Viking or Camber, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that taking such action would be required to comply with its fiduciary duties under applicable Law, such Board of Directors may, in the case of Viking, prior to the receipt of the Requisite Viking Vote, and in the case of Camber, prior to the receipt of the Requisite Camber Vote, make a Recommendation Change and submit this Agreement to its stockholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by Law; provided that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that taking such action would nevertheless be required to comply with its fiduciary duties under applicable Law. No Recommendation Change may be made with respect to an Acquisition Proposal if such Acquisition Proposal was solicited in violation of Section 6.13. Any change in the economic terms of or any other material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3 (except that the notice period shall be shortened to three (3) business days).

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(c) Except as required by Law or as Viking and Camber may mutually agree, neither Viking nor Camber shall adjourn or postpone the Viking Meeting or the Camber Meeting beyond the date on which the Viking Meeting or the Camber Meeting, as the case may be, was (or was required to be) originally scheduled; provided that Viking and Camber shall:

(i) be permitted to adjourn or postpone its own stockholder meeting (i.e., the Viking Meeting or the Camber Meeting, as the case may be), if (A) as of the time for which such meeting is originally scheduled there are insufficient shares of Viking Common Stock or Viking Preferred Stock or Camber Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, (B) in the case of the Viking Meeting, the Board of Directors of Viking has made a Recommendation Change and, in the case of the Camber Meeting, Board of Directors of Camber has made a Recommendation Change, or (C) a change to the method or structure of effecting the combination of Viking and Camber is to be effected pursuant to Section 6.15, provided, further, that in no event shall Viking or Camber adjourn or postpone the Viking Meeting or the Camber Meeting, as applicable, pursuant to this clause (i) more than two (2) times and by more than forty-five (45) calendar days in the aggregate with respect to all such adjournments or proposals; and

(ii) at Viking’s request, cause to be adjourned or postponed the Camber Meeting, or at Camber’s request, cause to be adjourned or postponed the Viking Meeting, if (A) the Board of Directors of the non-requesting party has made a Recommendation Change or (B) a change to the method or structure of effecting the combination of Viking and Camber is to be effected pursuant to Section 6.15, provided, further, that in no event shall Viking or Camber be obligated to adjourn or postpone the Viking Meeting or the Camber Meeting, as applicable, pursuant to this clause (ii) more than two (2) times and by more than forty-five (45) calendar days, in the aggregate with respect to all such adjournments or proposals;

provided, however, that, if either the Viking Meeting or the Camber Meeting, as the case may be, is adjourned or postponed pursuant to either the foregoing clause (i) or (ii), the other of the Viking Meeting or the Camber Meeting, as the case may be, may be correspondingly adjourned or postponed and such adjournment or postponement shall not affect the aggregate time limits contemplated by the foregoing clause (i) or (ii).

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(d) Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, (x) the Viking Meeting shall be convened and this Agreement shall be submitted for adoption by the stockholders of Viking at the Viking Meeting, and (y) the Camber Meeting shall be convened and the Share Issuances and Charter Amendment shall be submitted to the stockholders of Camber at the Camber Meeting, and nothing contained herein shall be deemed to relieve either Viking or Camber of such obligation.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Viking and Camber shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in ARTICLE VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Viking or Camber or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Stock Exchange Listing and Delisting. Camber shall use its reasonable best efforts to cause the shares of Camber Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. In the event the NYSE determines that the Merger constitutes, or will constitute, a “back-door listing”/“reverse merger”, Camber and Viking shall cooperate in good faith to ensure that the Combined Company (and its common stock) qualifies for initial listing on the NYSE American, pursuant to the applicable guidance and requirements of the NYSE as of the Closing. Viking shall cooperate with Camber and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of OTCMarkets.com to enable the delisting by the Surviving Entity of the shares of Viking Common Stock from the OTC Link Alternative Trading System and the deregistration of the shares of Viking Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.6 [Intentionally Deleted].

6.7 Disclosure Schedules. The parties shall deliver to each other true, accurate and complete copies of their respective Disclosure Schedules as required pursuant to the introductory paragraphs of Article III and Article IV above. Within five (5) business days following such delivery, Camber shall provide Viking with written notice (the “Initial Disclosure Objection Notice”) of any reasonable concerns or objections to any matters disclosed in Viking’s Disclosure Schedule which could reasonably result in a Material Adverse Effect on Viking. The parties will negotiate in good faith to resolve those matters raised in the Initial Disclosure Objection Notice, including amendments to this Agreement as agreed to. If, after good faith negotiations, the parties are unable to resolve those matters raised in the Initial Disclosure Objection Notice no later than twenty (20) days from the Initial Disclosure Objection Notice, this Agreement may be terminated by Camber during the following three (3) business day period.  If Camber does not provide an Initial Disclosure Objection Notice within five (5) business days of the receipt of the Disclosure Schedule from Viking, or fails to raise an objection to any disclosures made in Viking’s Disclosure Schedule in an Initial Disclosure Objection Notice, Camber will be deemed to have waived any objection to that specific matter disclosed in the Viking Disclosure Schedule, unless such disclosure is discovered or uncovered later to be false or misleading in any material respect, effective as of such date (such applicable date or the date that Camber has any outstanding objections or concerns regarding Viking’s Disclosure Schedule, as applicable). Viking shall have reciprocal disclosure objection rights if the matters disclosed in Camber’s Disclosure Schedule could reasonably result in a Material Adverse Effect on Camber in excess of $500,000, and such matters were not disclosed in the Camber SEC Reports (each, as applicable, a “Camber Material Adverse Item”).

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6.8 Indemnification.

(a) From and after the Effective Time, the Combined Company shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the maximum extent permitted by applicable Law, such persons that are indemnified as of February 3, 2020 by Viking pursuant to the Viking Articles of Incorporation, the Viking Bylaws, the governing or organizational documents of any Viking Subsidiary and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.8(a) of the Viking Disclosure Schedule (in each case, when acting in such capacity) (collectively, the “Viking Indemnified Parties”) and such persons that are indemnified as of February 3, 2020 by Camber pursuant to the Camber Articles of Incorporation, the Camber Bylaws, the governing or organizational documents of any Camber Subsidiary and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.8(a) of the Camber Disclosure Schedule (in each case, when acting in such capacity) (collectively, the “Camber Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of Viking or any Viking Subsidiary, or of Camber or any Camber Subsidiary, and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any Viking Indemnified Party or Camber Indemnified Party, to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Viking Indemnified Party and each Camber Indemnified Party and his or her heirs and Representatives. If the Combined Company, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets to any other person or engages in any similar transaction, then in each such case, the Combined Company or the Surviving Entity will cause proper provision to be made so that the successors and assigns of the Combined Company or the Surviving Entity, as applicable, will expressly assume the obligations set forth in this Section 6.8.

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6.9    Advice of Changes.

(a)  Viking and Camber shall each, on or before the Closing Date, promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Sections 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Sections 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

(b) Each of Viking and Camber shall provide the other with prompt written notice of (a) any failure to comply with or satisfy, in any material respect, any covenant, condition or agreement hereunder, or (b) any event, fact or circumstance that (i) would reasonably be expected to cause any of such party’s representations and warranties to become untrue or misleading or which would affect its ability to consummate the Merger, (ii) would have been required to be disclosed under this Agreement had it existed or been known on February 3, 2020, (iii) gives such party any reason to believe that any of the conditions set forth in ARTICLE VII would reasonably be expected not to be satisfied, or (iv) is of a nature that is or would reasonably be expected to result in a Material Adverse Effect on Viking or Camber. Each of Viking and Camber shall have the right and obligation to supplement or amend its respective Disclosure Schedule with respect to any matter hereafter arising or discovered which, if existing or known at February 3, 2020, would have been required to be set forth or described therein; provided, that to the extent such supplement or amendment relates to any matter that occurred or existed prior to February 3, 2020, then such supplement or amendment shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty with respect to such matter contained in this Agreement; provided, further, that to the extent such supplement or amendment relates to any matter occurring or arising on or after February 3, 2020, then such supplement or amendment shall not in and of itself form the basis of a claim for a breach hereunder (except to the extent caused by or resulting from a breach of Section 5.2), but may be considered for purposes of determining the satisfaction of the conditions in ARTICLE VII. Such rights and obligations of such parties to amend or supplement their respective Disclosure Schedules shall terminate on the earlier to occur of (i) the termination of this Agreement and (ii) the Closing Date.

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6.10 Dividends. After February 3, 2020, each of Viking and Camber shall coordinate with the other the declaration of any dividends in respect of Viking Common Stock, Viking Preferred Stock or Camber Common Stock and the record dates and payment dates relating thereto.

6.11 Stockholder Litigation. Viking and Camber shall give each other prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such litigation. Viking and Camber shall give each other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation and will in good faith take such comments into account. Neither Viking nor Camber shall agree to settle any such litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that, without limiting the foregoing, each party shall use reasonable best efforts so that any settlement of any such litigation includes a full release of the other party and its affiliates and does not impose any material injunction or other material equitable relief after the Effective Time upon the Combined Company, the Surviving Entity or any of their respective affiliates.

6.12 Corporate Governance; Headquarters; Other Matters.

(a) Prior to the Effective Time, Camber shall take all action necessary to cause the Board of Directors of the Combined Company to consist, as of the Effective Time, of five (5) directors (i) four (4) of whom shall be persons designated by Viking (each a “Viking Director Designee”), and (ii) one (1) of whom shall be a person designated by Camber (each a “Camber Director Designee” and together with the Viking Director Designees, the “Director Designees”). Three of the Director Designees, shall meet the independence standards of the NYSE, in each case as may be applicable to the Combined Company as of the Effective Time. The Director Designees shall initially be allocated in the classes as mutually agreed by Viking and Camber prior to the Effective Time.

(b) The initial composition of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee of the Board of Directors of the Combined Company, respectively, shall be mutually agreed by Viking and Camber prior to the Effective Time.

(c) Effective as of the Effective Time, James A. Doris shall serve as President and Chief Executive Officer of the Combined Company. The Lead Director of the Combined Company shall be mutually agreed by Viking and Camber prior to the Effective Time.

(d) The name of the Combined Company as of the Effective Time shall be “Camber Energy, Inc.”.

(e) As of the Effective Time, the headquarters of the Combined Company shall be located in Houston, Texas.

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6.13 Acquisition Proposals.

(a) Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective directors and officers not to, and shall not permit its and their other respective Representatives to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after February 3, 2020 and prior to the receipt of the Requisite Viking Vote, in the case of Viking, or the Requisite Camber Vote, in the case of Camber, a party receives a bona fide written Acquisition Proposal not solicited in violation of this Section 6.13, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal and such person’s Representatives if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that taking such actions would be required to comply with its fiduciary duties under applicable Law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party, and shall otherwise permit such party to comply with its obligations herein. Each party will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before February 3, 2020 with any person other than Viking or Camber, as applicable, with respect to any Acquisition Proposal, and request the return or destruction of any confidential information previously delivered to any such person pursuant to the terms of any confidentiality agreement to the extent provided by such agreement.

(b) Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other party apprised of any related material developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal (other than amendments or revisions that are immaterial in all respects). Each party shall use its reasonable best efforts to enforce any confidentiality agreements (other than “standstill” provisions therein) to which it or any of its Subsidiaries is or becomes a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, with respect to Viking or Camber, as applicable, other than the Merger, any offer, proposal or inquiry, or any third-party indication of interest, by or on behalf of any third party, relating to (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party (or its affiliates) beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, which would, in the case of this clause (iii), result in the stockholders of such party prior to such transaction ceasing to own at least seventy-five percent (75%), directly or indirectly, of such party or its applicable Subsidiaries.

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(c) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.14 Public Announcements. Viking and Camber agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that, without limiting Section 6.3, no public release or announcement or other public statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable Law or the rules or regulations of any stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance, (b) for such releases, announcements or statements that are consistent with other such releases, announcements or statements made after February 3, 2020 in compliance with this Section 6.14, or (c) for releases, announcements or statements made in connection with a Recommendation Change or in connection with litigation between the parties.

6.15 Change of Method. Without limiting the terms of this Agreement (a) Viking and Camber shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Viking and Camber (including the provisions of ARTICLE I), if and to the extent they both deem such change to be necessary, appropriate or desirable or (b) if, at any time during the period beginning on the date that is forty (40) days after February 3, 2020 and ending on the later of (x) the time that the S-4 shall have become effective under the Securities Act and (y) the date that is sixty (60) days after February 3, 2020, either of the Boards of Directors of Camber or Viking determines in good faith that a change in the structure of effecting the combination of Viking and Camber to a Direct Merger would be in the best interests of the Combined Company following the Merger, upon written notice to the other party of such determination, Camber and Viking shall take all action necessary, and cooperate in good faith, to effect such change in structure, including by making effective amendments to this Agreement (including the provisions of ARTICLE I) and to the S-4 to the extent necessary in connection therewith, provided that such notice may only be delivered following good faith consultation with the other party; provided, however, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Camber Common Stock received by holders of shares of Viking Common Stock in exchange for each share of Viking Common Stock or the number of shares of New Camber Preferred received by the holders of shares of Viking Preferred Stock in exchange for each share of Viking Preferred Stock, unless, in connection with any change effected pursuant to the foregoing clause (b), the economic benefits that are intended to accrue to Camber’s stockholders and Viking’s stockholders pursuant to the terms of this Agreement and the transactions contemplated hereby are identical in all but de minimis respects, (ii) adversely affect the Tax treatment of Camber’s stockholders or Viking’s stockholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of Viking, Camber, the Combined Company and/or their respective Subsidiaries pursuant to this Agreement, or (iv) would reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement or delay the consummation of such transactions beyond the Termination Date. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.

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6.16 Takeover Statutes. None of Viking, Camber, or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement or the Merger, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the Merger, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on the Merger, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.17 Financing and Indebtedness. During the period from February 3, 2020 to the Effective Time, the parties hereto shall cooperate in good faith to mutually determine and use reasonable best efforts to implement any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the Merger and the other transactions contemplated by this Agreement, regarding each party’s and its Subsidiaries’ credit agreements, indentures or other documents governing or relating to indebtedness of the parties and their Subsidiaries, including arrangements by way of amendments, consents, redemption, payoff, new financing or otherwise, with respect to refinancing or retaining a party’s or its Subsidiaries’ credit agreements or senior notes.

6.18 Exemption from Liability Under Section 16(b). Viking and Camber agree that, in order to most effectively compensate and retain the officers and directors of Viking subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Viking Insiders”), both prior to and after the Effective Time, it is desirable that Viking Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Viking Common Stock and Viking Preferred Stock into shares of Camber Common Stock and Viking Preferred Stock, respectively, in the Merger and the conversion of Viking Equity Awards into corresponding Camber Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.18. Viking shall deliver to Camber in a reasonably timely fashion prior to the Effective Time accurate information regarding the Viking Insiders, and the Boards of Directors of Viking, Camber, and the Combined Company, as applicable, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Viking) any dispositions of Viking Common Stock, Viking Preferred Stock or Viking Equity Awards by the Viking Insiders, and (in the case of Camber) any acquisitions of Camber Common Stock, New Camber Preferred or Camber Equity Awards by any Viking Insiders who, immediately following the Merger, will be officers or directors of the Combined Company subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

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6.19 Transition. As promptly as reasonably practicable after the date hereof, and in all cases subject to applicable Law and Section 6.2, each of Viking and Camber shall, and shall cause its Subsidiaries to, during normal business hours, reasonably cooperate with the other party and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Viking and Camber. Neither Viking, Camber nor any of their respective Subsidiaries shall be required to take any action under this Section 6.19 if such action would unduly disrupt its business.

6.20 Merger Sub Approval. Following the execution of this Agreement, Camber shall take all action necessary to cause this Agreement and the transactions contemplated by this Agreement, including the Merger, to be adopted and approved by Merger Sub and Camber as its sole stockholder, once Merger Sub has been formed.

6.21 Compensation of Camber Management and Board of Directors. Viking agrees that the Camber Board of Directors has approved and authorized consideration of $150,000 payable to each of Camber’s officers and directors ($600,000 in total), in consideration for past services rendered and services to be rendered by such individuals through the Closing Date, which compensation may be payable at or immediately prior to, the Closing (collectively, the “Camber Management and Board Compensation”). Viking approves and consents to the Camber Management and Board Compensation and confirms that the authorization of, and payment of, such Camber Management and Board Compensation is excepted from, and allowed under this Agreement, including, but not limited to Sections 5.1 and 5.2 hereof. Notwithstanding the first part of this Section 6.21 above, Viking and Camber agree that none of the funds available to pay the Camber Management and Board Compensation shall be deemed Camber Unencumbered Cash or Camber Surplus Cash under Section 1.5(b) hereof.

6.22 Amendment of Viking Preferred Stock. Viking shall be authorized to amend the designation of the Viking Preferred Stock in substantially the form of New Camber Preferred, except as to the number of shares of Viking Common Stock issuable upon conversion thereof, and which are able to be voted by the holders thereof, which amendments shall be reasonably acceptable to Camber, and such amendment shall be deemed allowed under this Agreement, including, but not limited to Sections 5.1 and 5.2 hereof.

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ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. This Agreement shall have been adopted by the stockholders of Viking by the Requisite Viking Vote and the Share Issuances and Charter Amendment relating to the Increase In Authorized Shares shall have been approved by the stockholders of Camber by the Requisite Camber Vote.

(b) Listing; NYSE Approval. The shares of Camber Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance. In the event the NYSE determines that the Merger constitutes, or will constitute, a “back-door listing”/“reverse merger”, the Combined Company (and its common stock) shall qualify for initial listing on the NYSE American, pursuant to the applicable guidance and requirements of the NYSE as of the Closing.

(c) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.

(d) S-4. The S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition enjoining or preventing the consummation of the Merger shall be in effect. No Law, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity of competent jurisdiction which prohibits or makes illegal consummation of the Merger.

(f) Fairness Opinions. Each of Camber and Viking shall have received an opinion, in writing, to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to Camber or Viking, as applicable, and their shareholders. Such opinion shall not have been materially amended or rescinded immediately as of the Closing.

(g) [Intentionally Deleted].

(h) Promissory Note Maturity Date Extension. Viking shall have arranged to extend the maturity date to June 1, 2021, or later, of the promissory note executed and delivered by Viking in connection with Viking’s oil and gas acquisition closed on or about December 28, 2018, or any promissory note(s) issued in replacement thereof.

(i) [Intentionally Deleted.]

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(j) Camber Series C Preferred Stock. Camber shall have (A) obtained the consent of the holders of its Series C Preferred Stock for the Merger, which consent shall be still be valid and enforceable as of the Closing; and (B) Camber shall not be in breach of any of its agreements with the Series C Preferred Stock holder.

(k) Merger Approval from ABC Funding, LLC. Viking shall have received the consent for the Merger from ABC Funding, LLC.

(l) [Intentionally Deleted].

(m) Existing Management of Camber. Members of the existing management team of Camber shall execute agreements as to their role with and compensation from the Combined Company, for a transitional period post-Closing, of six (6) months, or such other period as such existing management may agree to.

(n) Debt of Viking. At Closing, the only loan obligations with a maturity date in 2020 that Viking shall have shall be the series of $13.5 million of convertible debt issued in connection with Viking’s offering completed in December of 2018.

(o) Purchase of Interest In Elysium Acquisition. Camber shall, subject to approval of Camber’s Series C Preferred Stock holders, have acquired 30% of Elysium as part of a $9,200,000 investment in Viking’s Rule 506(c) offering (the “Pre-Merger Acquisition”), and in connection therewith shall have received promissory notes issued by Viking, accruing interest at 10.5% per annum, in the aggregate principal amount of $9,200,000 (collectively, the “Acquisition Note”). The Acquisition Note shall be forgiven in the event the Merger closes, and the Acquisition Note shall be due 90 days after the date that this Agreement is terminated by any party for any reason, at which time an additional payment shall also be due to Camber and payable by Viking in an amount equal to (i) 115.5% of the original principal amount of the Acquisition Note, minus (ii) the amount due to Camber pursuant to the terms of the Acquisition Note upon repayment thereof (the “Additional Payment”). As an example for clarity, if when this Agreement is terminated, $9,200,000 were due to Camber under the Acquisition Note (assuming all interest due thereunder had been paid as of the date due), Viking would owe Camber (i) $9,200,000 multiplied by 1.155 = $10,626,000, minus (ii) $9,200,000, or a total Additional Payment of $1,426,000, in addition to the amount due under the Acquisition Note. The Additional Payment shall be considered a break-up fee, and not as interest or other amounts payable under the terms of, or in connection with, the Acquisition Note. Upon payment in full of the Acquisition Note and the Additional Payment in accordance with this Section 7.1(o), Camber and its respective representatives and affiliates, on the one hand, and Viking and its respective representatives and affiliates, on the other hand, will be deemed to have fully released and discharged each other from any liability resulting from the termination of this Agreement and neither Camber and its respective representatives and affiliates, on the one hand, and Viking and its respective representatives and affiliates, on the other hand, nor any other person will have any other remedy or cause of action under or relating to this Agreement or any applicable Law, including for reimbursement of expenses. Both Camber and Viking agree and confirm that the Additional Payment has been negotiated at arms-length, and that such obligation to pay the Additional Payment is fair and reasonable.

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7.2 Conditions to Obligations of Viking. The obligation of Viking to effect the Merger is also subject to the satisfaction, or waiver by Viking, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Camber set forth in Section 3.2(a), Section 3.3(a) and Section 3.7(a) (in each case after giving effect to the lead-in to ARTICLE III) shall be true and correct (other than, in the case of Section 3.2(a) and Section 3.3(a), such failures to be true and correct as are de minimis) in each case as of February 3, 2020, the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Camber set forth in Section 3.1(a), and Section 3.6 (in each case, after giving effect to the lead-in to ARTICLE III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Camber set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to ARTICLE III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber. Viking shall have received a certificate dated as of the Closing Date and signed on behalf of Camber by the Chief Executive Officer or the Chief Financial Officer of Camber to the foregoing effect.

(b) Performance of Obligations of Camber. Camber shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Viking shall have received a certificate dated as of the Closing Date and signed on behalf of Camber by the Chief Executive Officer or the Chief Financial Officer of Camber to such effect.

(c) No Material Adverse Effect. Since February 3, 2020, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Camber.

(d) Federal Tax Opinion. Viking shall have received an opinion, from legal counsel or an independent public or certified accountant, in form and substance reasonably satisfactory to Viking, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Viking, Camber and Merger Sub, reasonably satisfactory in form and substance to such counsel.

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7.3 Conditions to Obligations of Camber. The obligation of Camber to effect the Merger is also subject to the satisfaction, or waiver by Camber, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Viking set forth in Section 4.2(a), Section 4.3(a) and Section 4.7(a) (in each case, after giving effect to the lead-in to ARTICLE IV) shall be true and correct (other than, in the case of Section 4.2(a) and Section 4.3(a), such failures to be true and correct as are de minimis) in each case as of February 3, 2020, the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Viking set forth in Section 4.1(a), and Section 4.6 (in each case, after giving effect to the lead-in to ARTICLE IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Viking set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to ARTICLE IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking. Camber shall have received a certificate dated as of the Closing Date and signed on behalf of Viking by the Chief Executive Officer or the Chief Financial Officer of Viking to the foregoing effect.

(b) Performance of Obligations of Viking. Viking shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Camber shall have received a certificate dated as of the Closing Date and signed on behalf of Viking by the Chief Executive Officer or the Chief Financial Officer of Viking to such effect.

(c) No Material Adverse Effect. Since February 3, 2020, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Viking.

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(d) Due Diligence on Elysium Acquisition. Camber shall, in its reasonable determination, be satisfied with its due diligence on the Elysium Acquisition and the title and contracts relating thereto, the reserves relating thereto and with Phase 1 environmental results on the Elysium Acquisition.

(e) Viking Preferred Stock. There shall be no more than 28,092 shares of Series C Preferred Stock of Viking outstanding at Closing.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or (except in the case of Section 8.1(f) or Section 8.1(g)) after receipt of the Requisite Viking Vote or the Requisite Camber Vote:

(a) by mutual written consent of Viking and Camber;

(b) by either Viking or Camber if (i) any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or (ii) any court or Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree or other legal restraint or prohibition permanently enjoining or preventing the consummation of the Merger, unless the failure to obtain a Requisite Regulatory Approval or the issuance of such order, injunction, decree or other legal restraint, as applicable, shall be principally due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c) by either Viking or Camber if the Merger shall not have been consummated on or before September 30, 2020, provided that Camber or Viking shall have the right to extend such date from time to time, until up to December 31, 2020, in the event that Camber has not fully resolved SEC comments on the S-4 or other SEC filings related to the Merger, and Camber is responding to such comments in a reasonable fashion, or Camber has resolved such SEC comments and has scheduled a meeting to approve the Merger, which meeting will occur after September 30, 2020 (as extended, the “Termination Date”), unless the failure of the Closing to occur by such date shall be principally due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d) by either Viking or Camber (provided, that the terminating party is not then in material breach of any obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Camber, in the case of a termination by Viking, or Viking, in the case of a termination by Camber, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Viking, or Section 7.3, in the case of a termination by Camber, and which is not cured within thirty (30) days (or such fewer days as remain prior to the Termination Date) following written notice to Camber, in the case of a termination by Viking, or Viking, in the case of a termination by Camber, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

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(e) by either Viking or Camber if (i) the Requisite Viking Vote shall not have been obtained following a vote taken at the Viking Meeting (unless such Viking Meeting has been validly adjourned or postponed, or validly requested by Camber to be adjourned or postponed, in accordance with Section 6.3, in which case at the final adjournment or postponement thereof) upon the adoption of this Agreement by the stockholders of Viking or (ii) the Requisite Camber Vote shall not have been obtained following a vote taken at the Camber Meeting (unless such Camber Meeting has been validly adjourned or postponed, or validly requested by Viking to be adjourned or postponed, in accordance with Section 6.3, in which case at the final adjournment or postponement thereof) upon the approval of the Share Issuances by the stockholders of Viking;

(f) by Camber, at any time prior to obtaining the Requisite Viking Vote, if (i) Viking or the Board of Directors of Viking shall have made a Recommendation Change or (ii) there has been a Willful Breach (defined below) by Viking (including by the Board of Directors of Viking) of its obligations under Sections 6.3 or 6.13(a); or

(g) by Viking, at any time prior to obtaining the Requisite Camber Vote, if (i) Camber or the Board of Directors of Camber shall have made a Recommendation Change or (ii) there has been a Willful Breach by Camber (including by the Board of Directors of Camber) of its obligations under Sections 6.3 or 6.13(a) in any material respect.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Viking or Camber as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Viking, Camber, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.14, this Section 8.2 and ARTICLE IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Viking nor Camber shall be relieved or released from any liabilities or damages arising out of its Actual Fraud or Willful Breach of any provision of this Agreement. For purposes of this Agreement, “Actual Fraud” means (i) a person or party made a representation in connection with entering into this Agreement that was false; (ii) such person or party knew at the time the representation was made that such representation was false; (iii) such person or party intended another party to this Agreement to rely on the representation; and (iv) such other party to this Agreement reasonably or justifiably actually relied upon the misrepresentation to such party’s detriment; and “Willful Breach” means, with respect to any party, a material breach or failure to perform that is the consequence of an act or omission of such party with the knowledge that such act or omission would, or would be reasonably expected to, cause a material breach of this Agreement.

(b) In the event of termination of this Agreement through no fault of Viking, due to the failure of the Camber stockholders to approve the Charter Amendment and the terms of this Agreement, including the Merger, Camber shall issue Viking 300,000 restricted shares of Camber Common Stock, subject to Viking confirming its status as an ‘accredited investor’ and making certain other customary representations to Camber in order to allow Camber to claim an exemption from registration for such issuance, and subject to NYSE American additional listing approval of such shares. No shares of Camber shall be due to Viking upon the termination of this Agreement by either party for any reason, other than as specifically set forth in the first sentence of this paragraph.

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(c) Notwithstanding anything to the contrary herein, in the event of termination of this Agreement by mutual agreement of the parties because the conditions in Sections 7.1(b)-(d) have a reasonable likelihood of not being satisfied, through no fault of Camber or Viking, Camber will retain a 20% interest in Elysium if the Acquisition Note is repaid on or prior to the 90th day following the termination of this Agreement (and the additional payment is made in connection therewith as described in Section 7.1(o)), and it will return a 10% interest in Elysium to Viking.

(d) Except as otherwise set forth in Section 8.2(c) above or Section 8.2(e) or Section 8.2(f) below in the event of termination of this Agreement by either party, pursuant to the termination provisions of this Agreement as set forth above (i.e., upon the termination of this Agreement pursuant to Sections 8.1(a), (b), (c) or (d)(each for any reason other than as discussed in Section 8.2(c), Section 8.2(e) or Section 8.2(f)), through no fault of Camber, Camber will retain a 25% interest in Elysium if the Acquisition Note is repaid on or prior to the 90th day following the termination of this Agreement (and the additional payment is made in connection therewith as described in Section 7.1(o)), and it will return a 5% interest in Elysium to Viking.

(e) Notwithstanding anything to the contrary herein, in the event of termination of this Agreement due to either (i) a Camber Material Adverse Item, or (ii) Camber’s determination not to proceed with the Merger even though Viking has substantially performed its obligations pursuant to this Agreement, and if the Acquisition Note is repaid on or prior to the 90th day following the termination of this Agreement (and the additional payment is made in connection therewith as described in Section 7.1(o)), Camber will return the 30% interest in Elysium to Viking, provided that if Camber determines not to move forward with the Merger because the shareholders of Camber fail to approve the terms of such Merger and this Merger Agreement, Camber will retain a 15% interest in Elysium if the Acquisition Note is repaid on or prior to the 90th day following the termination of this Agreement (and the additional payment is made in connection therewith as described in Section 7.1(o)), and it will return a 15% interest in Elysium to Viking.

(f) Notwithstanding anything to the contrary herein, if the Acquisition Note is not repaid on or prior to the 90th day following the termination of this Agreement (or the additional payment is not made in connection therewith as described in Section 7.1(o)), regardless of the reason for the termination of this Agreement, Camber will retain the entire 30% interest in Elysium.

ARTICLE IX

GENERAL PROVISIONS

9.1 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Viking Vote or the Requisite Camber Vote; provided, however, that after the receipt of the Requisite Viking Vote or the Requisite Camber Vote, there may not be, without further approval of the stockholders of Viking or Camber, as applicable, any amendment of this Agreement that requires such further approvals under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly authorized committee thereof.

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9.2 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite Viking Vote or the Requisite Camber Vote, there may not be, without further approval of the stockholders of Viking or Camber, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 6.8 and for those other obligations, covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

9.4 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, all filing and other fees paid to Governmental Entities in connection with the Merger and the other transactions contemplated hereby shall be borne equally by Camber and Viking. Except as set forth in Section 2.2(c), subject to the occurrence of the Closing, the Combined Company will pay or cause to be paid all transfer (including real estate transfer), stamp and documentary Taxes imposed on Camber, Viking, the Combined Company or their respective subsidiaries as a result of the consummation of the Merger.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Camber to:

Camber Energy, Inc.

1415 Louisiana, Suite 3500

Houston, TX 77002

Attn: Louis Schott; and Robert Schleizer

Email: louisgschott@gmail.com; and bschleizer@blackbriaradvisors.com

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with copies that shall not constitute notice to:

Aaron D. McGeary, Esq.

The McGeary Law Firm, P.C.

1600 Airport Fwy., Suite 300

Bedford, Texas 76022

Email: amcgeary@mcgearylawfirm.com

If to Viking to:

Viking Energy Group, Inc.

15915 Katy Freeway

Suite 450

Houston, TX 77094

Attn: James A. Doris

Email: jdoris@vikingenergygroup.com

with copies that shall not constitute notice to:

Brunson Chandler & Jones, PLLC

Walker Center

14th Floor

175 S. Main Street, Suite 1410

Salt Lake City, UT 84111

Attn: Lance Brunson, Esq.

Email: lance@bcjlaw.com

and

If to the Combined Company or the Surviving Entity, to:

Viking Energy Group, Inc.

15915 Katy Freeway

Suite 450

Houston, TX 77094

Attn: James A. Doris

Email: jdoris@vikingenergygroup.com

with copies that shall not constitute notice to:

Brunson Chandler & Jones, PLLC

Walker Center

14th Floor

175 S. Main Street, Suite 1410

Salt Lake City, UT 84111

Attn: Lance Brunson, Esq.

Email: lance@bcjlaw.com

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Aaron D. McGeary, Esq.

The McGeary Law Firm, P.C.

1600 Airport Fwy., Suite 300

Bedford, Texas 76022

Email: amcgeary@mcgearylawfirm.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of Camber means the actual knowledge of any of the persons listed on Section 9.6 of the Camber Disclosure Schedule, and the “knowledge” of Viking means the actual knowledge of any of the persons listed on Section 9.6 of the Viking Disclosure Schedule. As used herein, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person and (iii) the term “made available” means any document or other information that was (a) provided in writing by one party or its Representatives to the other party and its Representatives at least one (1) day prior to the date hereof, (b) included in the virtual data room of a party at least one (1) day prior to the date hereof, or (c) filed by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof. The Camber Disclosure Schedule and the Viking Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the schedules, documents and instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

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9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to any applicable conflicts of law principles.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the state courts of Nevada and any state appellate court therefrom within the State of Nevada (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party (which may be withheld by such other party in its sole discretion). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

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9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate, and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

9.15 Further Actions. Except as otherwise expressly provided in this Agreement, the parties shall, and shall cause their respective affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective the Merger and the other transactions contemplated herein as promptly as practicable (and in any event no later than the Termination Date).

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9.16 Effectiveness of Amendment and Restatement. This Agreement amends and restates certain provisions of the Original Agreement, as amended as of the date of this Agreement, and restates the terms of the Original Agreement, as amended as of the date of this Agreement, in their entirety. All amendments to the Original Agreement effected by this Agreement, and all other covenants, agreements, terms and provisions of this Agreement, shall have effect as of the date of the Original Agreement, unless expressly stated otherwise. This Agreement shall be effective as of the date that copies hereof have been executed and delivered upon execution by each of the parties hereto.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

CAMBER ENERGY, INC.

/s/ Louis G. Schott
Name:	Louis G. Schott
Title:	Interim Chief Executive Officer

VIKING ENERGY GROUP, INC.

/s/ James A. Doris
Name:	James A. Doris
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

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Exhibit A

Amended and Restated Combined Company Charter

*090204*

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
Camber Energy, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)
Article Four Capital Stock is deleted and replaced in its entirety with Article Four set forth on the attachment hereto (which shall have no effect on any previously designated series of preferred stock)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

4. Effective date and time of filing: (optional)	Date:	Time:
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X
Signature of Officer

*lf any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After Revised: 1-5-15

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ARTICLE FOUR. CAPITAL STOCK

A. General Authorization.

The Corporation has the authority to issue Two Hundred and Sixty Million (260,000,000) shares of stock consisting of:

(1)	Common Stock. Two Hundred and Fifty Million (250,000,000) shares of common stock, having a par value of $0.001 per share (the “Common Stock”); and

(2)	Preferred Stock. Ten Million (10,000,000) shares of Preferred Stock having a par value of $0.001 per share (the “Preferred Stock”).

All capital stock when issued shall be fully paid and nonassessable. No holder of shares of stock of this Corporation is entitled as such to any pre-emptive or preferential rights to subscribe to any unissued stock or any other securities which the Corporation may now or hereafter issue.

B. Common Stock.

(1)	Number of Shares. The Common Stock shall consist of Two Hundred and Fifty Million (250,000,000) shares.

(2)	Voting. Except as provided in these Articles of Incorporation or by applicable law, each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on all matters as to which Common Stockholders are entitled to vote, which voting rights shall not be cumulative in any election of Directors.

(3)	Other Rights. Each share of Common Stock issued and outstanding shall be identical in all respects with each other such share, and no dividends shall be paid on any shares of Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. Except for and subject to those rights expressly granted to the holders of Preferred Stock and except as may be provided by the laws of the State of Nevada, the Common Stockholders shall have all other rights of stockholders.

C. Preferred Stock.

Subject to the terms contained in any designation of a series of Preferred Stock, the Board of Directors is expressly authorized, at any time and from time to time, to fix, by resolution or resolutions, the following provisions for shares of any class or classes of Preferred Stock of the Corporation:

(1)	The designation of such class or series, the number of shares to constitute such class or series which may be increased (but not below the number of shares of that class or series then outstanding) by a resolution of the Board of Directors;

(2)	Whether the shares of such class or series shall have voting rights, in addition to any voting rights provided by law, and if so, the terms of such voting rights;

(3)	The dividends, if any, payable on such class or series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any share of stock of any other class or any other shares of the same class;

(4)	Whether the shares of such class or series shall be subject to redemption by the Corporation, and, if so, the times, prices and other conditions of such redemption or a formula to determine the times, prices and such other conditions;

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(5)	The amount or amounts payable upon shares of such series upon, and the rights of the holders of such class or series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Corporation;

(6)	Whether the shares of such class or series shall be subject to the operation of a retirement or sinking fund, and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such class or series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(7)	Whether the shares of such class or series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of the same class or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchanges;

(8)	The limitations and restrictions, if any, to be effective while any shares of such class or series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Corporation of the Common Stock or shares of stock of any other class or any other series of the same class;

(9)	The conditions or restrictions, if any, upon the creation of indebtedness of the Corporation or upon the issuance of any additional stock, including additional shares of such class or series or of any other series of the same class or of any other class;

(10)	The ranking (be it pari passu, junior or senior) of each class or series vis-à-vis any other class or series of any class of Preferred Stock as to the payment of dividends, the distribution of assets and all other matters;

(11)	Facts or events to be ascertained outside the articles of incorporation of the Corporation, or the resolution establishing the class or series of stock, upon which any rate, condition or time for payment of distributions on any class or series of stock is dependent and the manner by which the fact or event operates upon the rate, condition or time of payment;

(12)	Any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof, insofar as they are not inconsistent with the provisions of the Articles of Incorporation of this Corporation, to the full extent permitted by the laws of the State of Nevada.

The powers, preferences and relative, participating, optional and other special rights of each class or series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

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Exhibit B

CERTIFICATE OF DESIGNATIONS OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

CAMBER ENERGY, INC.

(A NEVADA CORPORATION)

Pursuant to Section 78.1955 of the Nevada Revised Statutes (the “NRS”), Camber Energy, Inc., a company organized and existing under the State of Nevada (the “Corporation”),

DOES HEREBY CERTIFY that the Board of Directors, by unanimous written consent of all members of the Board of Directors on August 31, 2020, duly adopted this Certificate of Designations of Preferences, Powers, Rights and Limitations of Series A Convertible Preferred Stock, by adoption of a resolution which reads as follows:

WHEREAS, the Articles of Incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, comprised of 10,000,000 shares, $0.001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series;

WHEREAS, the Board of Directors of the Corporation is authorized to fix the dividend rights, dividend rate, powers, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of Preferred Stock and the number of shares constituting any Series and the designation thereof, of any of them;

WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid and as set forth in this Certificate of Designations of Preferences, Powers, Rights and Limitations of Series A Convertible Preferred Stock (the “Designation”), to designate the rights, preferences, restrictions and other matters relating to the Series A Convertible Preferred Stock, which will consist of up to 28,092 shares of the Preferred Stock which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Preferred Stock shall have the following powers, rights, preferences, and restrictions as follows:

TERMS OF SERIES A CONVERTIBLE PREFERRED STOCK

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Common Stock” means the Corporation’s common stock, par value $0.001 per share, and stock of any other class into which such shares may hereafter have been reclassified or changed.

Series A Convertible Preferred Stock

Camber Energy, Inc.

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“Common Stock Equivalents” means any securities of the Corporation or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Conversion Shares” means a number of shares of Common Stock equal to the Per Share Preferred Merger Consideration.

“Exchange Ratio” means the Exchange Ratio as that term is defined in the Plan of Merger.

“Fundamental Transaction” means any time the Preferred Stock is outstanding, (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person for which approval of the stockholders of the Corporation is required, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination).

“Holder” shall have the meaning given such term in Section 2 hereof.

“Per Share Preferred Merger Consideration” means 4,900 multiplied by the Exchange Ratio.

“Person” means a corporation, an association, a partnership, a limited liability company, a business association, an individual, a government or political subdivision thereof or a governmental agency.

Series A Convertible Preferred Stock

Camber Energy, Inc.

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“Plan of Merger” means that certain Amended and Restated Plan of Merger entered into on August 31, 2020, by and between the Corporation and Viking Energy Group, Inc., as such may be amended from time to time.

“Preferred Stock” shall have the meaning set forth in Section 2.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Voting Shares” means a number of voting shares equal to the Preferred Merger Consideration.

Section 2. Designation, Amount and Par Value. The series of preferred stock shall be designated as the Corporation’s Series A Convertible Preferred Stock (the “Preferred Stock”), and the number of shares so designated shall be twenty-eight thousand ninety-two (28,092) shares (the “Designated Shares”), which shall not be subject to increase without the consent of all of the Holders of the Preferred Stock (the “Holders). Each share of such Preferred Stock shall have a par value of $0.001 per share. Capitalized terms not otherwise defined herein shall have the meaning given such terms in Section 1 hereof.

Section 3. Dividends and Other Distributions. When and as any dividend or distribution is declared or paid by the Corporation on Common Stock, whether payable in cash, property, securities or rights to acquire securities, the Holders will be entitled to participate with the holders of Common Stock in such dividend or distribution as set forth in this Section 3. At the time such dividend or distribution is payable to the holders of Common Stock, the Corporation will pay to each Holder such holder’s share of such dividend or distribution equal to the amount of the dividend or distribution per share of Common Stock payable at such time multiplied by the number of shares of Common Stock the shares of Preferred Stock held by such holder are convertible into pursuant to Section 6 herein.

Section 4. Voting Rights and Holder Approvals.

(a)        Subject to the provision for adjustment hereinafter set forth, each share of Preferred Stock shall entitle the holder thereof to a number of votes, on all matters submitted to a vote of the stockholders of the Corporation, equal to the Voting Shares. In the event the Corporation shall at any time on or after the date that the Preferred Stock has been issued (“Distribution Date”) declare or pay any dividend on Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Series A Convertible Preferred Stock

Camber Energy, Inc.

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(b)        Except as otherwise provided herein, in the Articles of Incorporation, in any other Certificate of Designations creating a series of preferred stock, or by law, the holders of shares of Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(c)        In addition to any other rights provided by law, so long as any Preferred Stock is outstanding, the Corporation, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of such outstanding shares of Preferred Stock, will not amend or repeal any provision of, or add any provision to, the Corporation’s amended Articles of Incorporation or By-Laws if such action would materially adversely affect the voting rights of, or the other rights, preferences or restrictions provided for the benefit of, any Preferred Stock.

(d)        Except as set forth herein, holders of Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 5. Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the Holder shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus, for each share of Preferred Stock the same amount that a holder of Common Stock would receive if the Preferred Stock were fully converted to Common Stock, which amounts shall be paid pari passu with all holders of Common Stock, and rank with the same priority as holders of Common Stock. A Fundamental Transaction shall not be treated as a Liquidation. The Corporation shall mail written notice of any such Liquidation, not less than 70 days prior to the payment date stated therein, to each record Holder. The rights of the Preferred Stock upon liquidation shall be junior in all cases to the rights of the Corporation’s Series C Redeemable Convertible Preferred Stock.

Section 6. Conversion.

(a)       Right to Convert. Subject to Paragraphs 6(c)–(e) below, each share of Preferred Stock shall be convertible, at the option of the Holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into a number of shares of fully paid and non-assessable Common Stock equal to the Conversion Shares (the “Conversion Rate”).

Series A Convertible Preferred Stock

Camber Energy, Inc.

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(b)       Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to convert the same into shares of Common Stock, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(c)       Split, Subdivision and Distribution Adjustments. In the event the Corporation should at any time or from time to time after the Distribution Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the applicable Voting Shares and Conversion Shares shall be appropriately adjusted so that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock shall be increased in proportion to such increase of the aggregate number of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.

(d)       Combination Adjustments. If the number of shares of Common Stock outstanding at any time after the Distribution Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Voting Shares and Conversion Shares shall be appropriately adjusted so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e)       Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 6) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of the number of shares of Common Stock deliverable upon conversion of the Preferred Stock would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 6 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 6(e) (including adjustment of the then applicable Voting Shares and Conversion Shares then in effect) shall be applicable after that event.

Series A Convertible Preferred Stock

Camber Energy, Inc.

A-88

(f)       No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 6 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Preferred Stock against impairment.

(g)       Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Corporation’s Articles of Incorporation.

Section 8. Redemption. The Preferred Stock shall have no redemption rights.

Section 9. No Other Rights or Privileges. Except as specifically set forth herein, the Holders of the Preferred Stock shall have no other rights, privileges or preferences with respect to the Preferred Stock.

Section 10. Miscellaneous.

(a)       Notices. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any notice of conversion, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address of record. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of such Holder appearing on the books of the Corporation, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 5:30 p.m. (New York City time), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:30 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

Series A Convertible Preferred Stock

Camber Energy, Inc.

A-89

(b)       Lost or Mutilated Preferred Stock Certificate. If a Holder’s Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

(c)       Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(d)       Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designations and shall not be deemed to limit or affect any of the provisions hereof.

Section 11. Amendment Following Plan of Merger. The Corporation is authorized, without any required action, consent or approval of the Holders, to unilaterally amend this Designation following the closing of the transactions contemplated by the Plan of Merger (the “Merger Transactions”, to amend and update the definitions of “Conversion Shares” and “Voting Shares” as set forth under Section 1 hereof, to equal the actual numerical value of shares of Common Stock and voting shares, respectively, which the Preferred Stock has the right to convert into, and vote, respectively, upon the closing of the Merger Transactions, upon the final determination of the Per Share Preferred Merger Consideration (the “Pre-Authorized Amendment”). In connection with such Pre-Authorized Amendment, the Corporation shall also be authorized to delete (a) the definition of “Per Share Preferred Merger Consideration”; and (b) this Section 11, from this Designation. By accepting shares of Preferred Stock, each Holder authorizes and approves the terms of this Section 11.

Series A Convertible Preferred Stock

Camber Energy, Inc.

A-90

IN WITNESS WHEREOF, the undersigned has executed this Amended Certificate of Designation this 31st day of August, 2020.

Name:	Louis G. Schott
Title:	Interim Chief Executive Officer

Series A Convertible Preferred Stock

Camber Energy, Inc.

A-91

FIRST AMENDMENT TO

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This First Amendment to Amended and Restated Agreement and Plan of Merger (this “Agreement”), dated and effective as of October 9, 2020 (the “Effective Date”), amends that certain Amended and Restated Agreement and Plan of Merger dated August 31, 20201 (as amended to date, the “Plan of Merger”), by and between Viking Energy Group, Inc., a Nevada corporation (“Viking”), and Camber Energy, Inc., a Nevada corporation (“Camber”). Certain capitalized terms used below but not otherwise defined shall have the meanings given to such terms in the Plan of Merger. References in the quoted paragraphs of Section 1 hereof to “Agreement” refer to the Plan of Merger, whereas references to “Agreement” in the other Sections of this Agreement refer to this Third Amendment to Agreement and Plan of Merger.

WHEREAS, Camber and Viking desire to amend the Plan of Merger on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, agreements, and considerations herein contained, and other good and valuable consideration, which consideration the parties hereby acknowledge and confirm the receipt and sufficiency thereof, the parties hereto agree as follows:

1.            Amendments to Plan of Merger.

A.       Effective as of the Effective Date, Section 1.5(b)(1) of the Plan of Merger is amended and restated to provide as follows:

“(1)  Each share of Viking Common Stock issued and outstanding immediately prior to the Effective Time, except for shares of Viking Common Stock that are owned by Camber, Viking or Merger Sub (the “Cancelled Shares”), shall be converted into the right to receive a number of shares (the “Common Stock Merger Consideration”) of Camber Common Stock equal to the following (the “Exchange Ratio”): the number of shares of Camber Common Stock considered outstanding on a fully diluted basis immediately prior to Closing, excluding any shares into which the Series C Preferred Stock may be convertible, multiplied by the difference between 100 and the Camber Percentage (as defined below), divided by the Camber Percentage, divided by the number of shares of Viking Common Stock considered outstanding on a fully diluted basis immediately prior to Closing, rounded up to the nearest one-hundred thousandth (1/100,000th). The “Camber Percentage” shall equal 20. It is understood and agreed by each of Camber and Viking that neither party will raise capital from the other party’s existing shareholders without the prior written consent of such other party, including, but not limited to Viking contacting Discover Growth Fund for such purpose.

B.       Effective as of the Effective Date, Section 8.1(c) of the Plan of Merger is amended and restated to provide as follows:

1 https://www.sec.gov/Archives/edgar/data/1309082/000158069520000328/ex2-1.htm

A-92

“(c) by either Viking or Camber if the Merger shall not have been consummated on or before December 31, 2020 (as extended, the “Termination Date”), unless the failure of the Closing to occur by such date shall be principally due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;”

C. Effective as of the Effective Date, Section 7.1(k) of the Plan of Merger is amended and restated to provide as follows:

“(k)   [Intentionally Deleted.]”

D. Effective as of the Effective Date, Section 6.21 of the Plan of Merger is amended and restated to provide as follows:

6.21 Compensation of Camber Management and Board of Directors. Viking agrees that the Camber Board of Directors has approved and authorized consideration of $150,000 payable to each of Camber’s officers and directors ($600,000 in total), in consideration for past services rendered and services to be rendered by such individuals through the Closing Date, which compensation may be payable at or immediately prior to, the Closing (collectively, the “Camber Management and Board Compensation”). Viking approves and consents to the Camber Management and Board Compensation and confirms that the authorization of, and payment of, such Camber Management and Board Compensation is excepted from, and allowed under this Agreement, including, but not limited to Sections 5.1 and 5.2 hereof.

2.            Consideration. Each of the parties agrees and confirms by signing below that they have received valid consideration in connection with this Agreement and the transactions contemplated herein.

3.            Mutual Representations, Covenants and Warranties. Each of the parties, for themselves and for the benefit of each of the other parties hereto, represents, covenants and warranties that:

(a)      Such party has all requisite power and authority, corporate or otherwise, to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement constitutes the legal, valid and binding obligation of such party enforceable against such party in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and general equitable principles;

(b)      The execution and delivery by such party and the consummation of the transactions contemplated hereby and thereby do not and shall not, by the lapse of time, the giving of notice or otherwise: (i) constitute a violation of any law; or (ii) constitute a breach of any provision contained in, or a default under, any governmental approval, any writ, injunction, order, judgment or decree of any governmental authority or any contract to which such party is bound or affected; and

A-93

(c)      Any individual executing this Agreement on behalf of an entity has authority to act on behalf of such entity and has been duly and properly authorized to sign this Agreement on behalf of such entity.

4.            Further Assurances. The parties agree that, from time to time, each of them will take such other action and to execute, acknowledge and deliver such contracts, deeds, or other documents as may be reasonably requested and necessary or appropriate to carry out the purposes and intent of this Agreement and the transactions contemplated herein.

5.            Effect of Agreement. Upon the effectiveness of this Agreement, each reference in the Plan of Merger to “Agreement,” “hereunder,” “hereof,” “herein” or words of like import shall mean and be a reference to such Plan of Merger as modified or amended hereby.

6.            Plan of Merger to Continue in Full Force and Effect. Except as specifically modified or amended herein, the Plan of Merger and the terms and conditions thereof shall remain in full force and effect.

7.            Entire Agreement. This Agreement sets forth all of the promises, agreements, conditions, understandings, warranties and representations among the parties with respect to the transactions contemplated hereby and thereby, and supersedes all prior agreements, arrangements and understandings between the parties, whether written, oral or otherwise.

8.            Construction. In this Agreement words importing the singular number include the plural and vice versa; words importing the masculine gender include the feminine and neuter genders.

9.            Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without reference to conflicts of law principles except to the extent that United States federal law preempts Nevada law, in which case United States federal law (including, without limitation, copyright, patent and federal trademark law) shall apply, without reference to conflicts of law principles.

10.          Heirs, Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties and their respective successors and permitted assigns. Neither party shall be able to assign this Agreement without the prior written consent of the other party; provided, that, either party can assign this Agreement to a successor to all or substantially all of its business to which this Agreement relates, whether by asset sale, merger, reorganization or otherwise.

A-94

11.         Counterparts and Signatures. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in one or more counterparts, all of which shall constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, ..jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Remainder of page left intentionally blank. Signature page follows.]

A-95

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written to be effective as of the Effective Date.

“Camber”

CAMBER ENERGY, INC.

/s/ Louis G. Schott

Name:	Louis G. Schott
Title:	Interim Chief Executive Officer

“Viking”

VIKING ENERGY GROUP, INC.

/s/ James A. Doris

Name:	James A. Doris
Title:	Chief Executive Officer

A-96

Annex B

Filed in the Office of	Business Number C31179-2003
Barbara K. Cegavske	Filing Number 20200885675
Secretary of State State Of Nevada	Filed On 08/31/2020 13:23:24 PM
	Number of Pages 9

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☑ **Certificate of Designation**

☐ **Certificate of Amendment to Designation - Before Issuance of Class or Series**

☐ **Certificate of Amendment to Designation - After Issuance of Class or Series**

☐ **Certificate of Withdrawal of Certificate of Designation**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: **CAMBER ENERGY, INC.** Entity or Nevada Business Identification Number (NVID): **NV20031543580**
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: **Series A Convertible Preferred Stock**
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6.Resolution: (Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.*
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X Louis G. Schott Signature of Officer Date: 08/31/2020

This form must be accompanied by appropriate fees.

page1 of 1
Revised: 1/1/2019

B-1

CERTIFICATE OF DESIGNATIONS OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

CAMBER ENERGY, INC.

(A NEVADA CORPORATION)

Pursuant to Section 78.1955 of the Nevada Revised Statutes (the “NRS”), Camber Energy, Inc., a company organized and existing under the State of Nevada (the “Corporation”),

DOES HEREBY CERTIFY that the Board of Directors, by unanimous written consent of all members of the Board of Directors on August 31, 2020, duly adopted this Certificate of Designations of Preferences, Powers, Rights and Limitations of Series A Convertible Preferred Stock, by adoption of a resolution which reads as follows:

WHEREAS, the Articles of Incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, comprised of 10,000,000 shares, $0.001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series;

WHEREAS, the Board of Directors of the Corporation is authorized to fix the dividend rights, dividend rate, powers, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of Preferred Stock and the number of shares constituting any Series and the designation thereof, of any of them;

WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid and as set forth in this Certificate of Designations of Preferences, Powers, Rights and Limitations of Series A Convertible Preferred Stock (the “Designation”), to designate the rights, preferences, restrictions and other matters relating to the Series A Convertible Preferred Stock, which will consist of up to 28,092 shares of the Preferred Stock which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Preferred Stock shall have the following powers, rights, preferences, and restrictions as follows:

TERMS OF SERIES A CONVERTIBLE PREFERRED STOCK

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Common Stock” means the Corporation’s common stock, par value $0.001 per share, and stock of any other class into which such shares may hereafter have been reclassified or changed.

Series A Convertible Preferred Stock

Camber Energy, Inc.

B-2

“Common Stock Equivalents” means any securities of the Corporation or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Conversion Shares” means a number of shares of Common Stock equal to the Per Share Preferred Merger Consideration.

“Exchange Ratio” means the Exchange Ratio as that term is defined in the Plan of Merger.

“Fundamental Transaction” means any time the Preferred Stock is outstanding, (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person for which approval of the stockholders of the Corporation is required, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination).

“Holder” shall have the meaning given such term in Section 2 hereof.

“Per Share Preferred Merger Consideration” means 4,900 multiplied by the Exchange Ratio.

“Person” means a corporation, an association, a partnership, a limited liability company, a business association, an individual, a government or political subdivision thereof or a governmental agency.

Series A Convertible Preferred Stock

Camber Energy, Inc.

B-3

“Plan of Merger” means that certain Amended and Restated Plan of Merger entered into on August 31, 2020, by and between the Corporation and Viking Energy Group, Inc., as such may be amended from time to time.

“Preferred Stock” shall have the meaning set forth in Section 2.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Voting Shares” means a number of voting shares equal to the Preferred Merger Consideration.

Section 2. Designation, Amount and Par Value. The series of preferred stock shall be designated as the Corporation’s Series A Convertible Preferred Stock (the “Preferred Stock”), and the number of shares so designated shall be twenty-eight thousand ninety-two (28,092) shares (the “Designated Shares”), which shall not be subject to increase without the consent of all of the Holders of the Preferred Stock (the “Holders). Each share of such Preferred Stock shall have a par value of $0.001 per share. Capitalized terms not otherwise defined herein shall have the meaning given such terms in Section 1 hereof.

Section 3. Dividends and Other Distributions. When and as any dividend or distribution is declared or paid by the Corporation on Common Stock, whether payable in cash, property, securities or rights to acquire securities, the Holders will be entitled to participate with the holders of Common Stock in such dividend or distribution as set forth in this Section 3. At the time such dividend or distribution is payable to the holders of Common Stock, the Corporation will pay to each Holder such holder’s share of such dividend or distribution equal to the amount of the dividend or distribution per share of Common Stock payable at such time multiplied by the number of shares of Common Stock the shares of Preferred Stock held by such holder are convertible into pursuant to Section 6 herein.

Section 4. Voting Rights and Holder Approvals.

(a)        Subject to the provision for adjustment hereinafter set forth, each share of Preferred Stock shall entitle the holder thereof to a number of votes, on all matters submitted to a vote of the stockholders of the Corporation, equal to the Voting Shares. In the event the Corporation shall at any time on or after the date that the Preferred Stock has been issued (“Distribution Date”) declare or pay any dividend on Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Series A Convertible Preferred Stock

Camber Energy, Inc.

B-4

(b)        Except as otherwise provided herein, in the Articles of Incorporation, in any other Certificate of Designations creating a series of preferred stock, or by law, the holders of shares of Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(c)        In addition to any other rights provided by law, so long as any Preferred Stock is outstanding, the Corporation, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of such outstanding shares of Preferred Stock, will not amend or repeal any provision of, or add any provision to, the Corporation’s amended Articles of Incorporation or By-Laws if such action would materially adversely affect the voting rights of, or the other rights, preferences or restrictions provided for the benefit of, any Preferred Stock.

(d)        Except as set forth herein, holders of Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 5. Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the Holder shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus, for each share of Preferred Stock the same amount that a holder of Common Stock would receive if the Preferred Stock were fully converted to Common Stock, which amounts shall be paid pari passu with all holders of Common Stock, and rank with the same priority as holders of Common Stock. A Fundamental Transaction shall not be treated as a Liquidation. The Corporation shall mail written notice of any such Liquidation, not less than 70 days prior to the payment date stated therein, to each record Holder. The rights of the Preferred Stock upon liquidation shall be junior in all cases to the rights of the Corporation’s Series C Redeemable Convertible Preferred Stock.

Section 6. Conversion.

(a)       Right to Convert. Subject to Paragraphs 6(c)–(e) below, each share of Preferred Stock shall be convertible, at the option of the Holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into a number of shares of fully paid and non-assessable Common Stock equal to the Conversion Shares (the “Conversion Rate”).

Series A Convertible Preferred Stock

Camber Energy, Inc.

B-5

(b)       Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to convert the same into shares of Common Stock, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(c)       Split, Subdivision and Distribution Adjustments. In the event the Corporation should at any time or from time to time after the Distribution Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the applicable Voting Shares and Conversion Shares shall be appropriately adjusted so that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock shall be increased in proportion to such increase of the aggregate number of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.

(d)       Combination Adjustments. If the number of shares of Common Stock outstanding at any time after the Distribution Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Voting Shares and Conversion Shares shall be appropriately adjusted so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e)       Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 6) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of the number of shares of Common Stock deliverable upon conversion of the Preferred Stock would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 6 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 6(e) (including adjustment of the then applicable Voting Shares and Conversion Shares then in effect) shall be applicable after that event.

Series A Convertible Preferred Stock

Camber Energy, Inc.

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(f)       No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 6 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Preferred Stock against impairment.

(g)       Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Corporation’s Articles of Incorporation.

Section 8. Redemption. The Preferred Stock shall have no redemption rights.

Section 9. No Other Rights or Privileges. Except as specifically set forth herein, the Holders of the Preferred Stock shall have no other rights, privileges or preferences with respect to the Preferred Stock.

Section 10. Miscellaneous.

(a)       Notices. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any notice of conversion, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address of record. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of such Holder appearing on the books of the Corporation, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 5:30 p.m. (New York City time), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:30 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

Series A Convertible Preferred Stock

Camber Energy, Inc.

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(b)       Lost or Mutilated Preferred Stock Certificate. If a Holder’s Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

(c)       Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(d)       Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designations and shall not be deemed to limit or affect any of the provisions hereof.

Section 11. Amendment Following Plan of Merger. The Corporation is authorized, without any required action, consent or approval of the Holders, to unilaterally amend this Designation following the closing of the transactions contemplated by the Plan of Merger (the “Merger Transactions”, to amend and update the definitions of “Conversion Shares” and “Voting Shares” as set forth under Section 1 hereof, to equal the actual numerical value of shares of Common Stock and voting shares, respectively, which the Preferred Stock has the right to convert into, and vote, respectively, upon the closing of the Merger Transactions, upon the final determination of the Per Share Preferred Merger Consideration (the “Pre-Authorized Amendment”). In connection with such Pre-Authorized Amendment, the Corporation shall also be authorized to delete (a) the definition of “Per Share Preferred Merger Consideration”; and (b) this Section 11, from this Designation. By accepting shares of Preferred Stock, each Holder authorizes and approves the terms of this Section 11.

Series A Convertible Preferred Stock

Camber Energy, Inc.

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IN WITNESS WHEREOF, the undersigned has executed this Amended Certificate of Designation this 31st day of August, 2020.

/s/ Louis G. Schott
Name:	Louis G. Schott
Title:	Interim Chief Executive Officer

Series A Convertible Preferred Stock

Camber Energy, Inc.

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Annex C

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (“Agreement”) is made and entered into on June 22, 2020 (“Effective Date”), by and between Camber Energy, Inc., a Nevada corporation (“Company”), and the investor whose name appears on the signature page hereto (“Investor”).

Recitals

A.       The parties desire that, upon the terms and subject to the conditions herein, Investor will purchase $6 million in shares of Series C Redeemable Convertible Preferred Stock of the Company; and

B.       The offer and sale of the Securities provided for herein are being made pursuant to the exemptions from registration under Section 4(a)(2) of the Act as a transaction by an issuer not involving any public offering, and as an offshore private placement of restricted securities pursuant to Rule 506 of Regulation D.

Agreement

In consideration of the foregoing, the receipt and adequacy of which are hereby acknowledged, Company and Investor agree as follows:

I.       Definitions. In addition to the terms defined elsewhere in this Agreement and the Transaction Documents, capitalized terms that are not otherwise defined have the meanings set forth in the Glossary of Defined Terms attached hereto as Exhibit 1 or the other Transaction Documents.

II.       Purchase and Sale.

A.       Purchase Amount. Subject to the terms and conditions herein and the satisfaction of the conditions to Closings set forth below, Investor hereby irrevocably agrees (pursuant to the terms of this Agreement below, including the Company Option), to purchase 630 Preferred Shares at $10,000.00 per share (“Face Value”) with a 5.0% original issue discount (“OID”) for the sum of $6,000,000.00 (“Purchase Amount”).

B.       Deliveries. The following documents will be fully executed and delivered at the Closing:

1.       This Agreement;

2.       Legal Opinion, in the form attached hereto as Exhibit 2;

3.       Officer’s Certificate, in the form attached hereto as Exhibit 3;

4.       Secretary’s Certificate, in the form attached hereto as Exhibit 4; and

5.       A stock certificate or Transfer Agent book entry for the number of purchased Preferred Shares in the name of Investor.

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C.       Closing Conditions. The consummation of the transactions contemplated by this Agreement (each, a “Closing”) is subject to the satisfaction of each of the following conditions:

1.       All documents, instruments and other writings required to be delivered by Company to Investor pursuant to any provision of this Agreement or in order to implement and effect the transactions contemplated herein have been fully executed and delivered, including without limitation those enumerated in Section II.B above;

2.       The Common Stock is listed for and currently trading on the same or higher Trading Market and except as set forth in Schedule II.C.2, Company is in compliance with all requirements to maintain listing on the Trading Market and there is no notice of any suspension or delisting with respect to the trading of the shares of Common Stock on such Trading Market ;

3.       The representations and warranties of Company and Investor set forth in this Agreement are true and correct in all material respects as if made on such date (except for representations and warranties expressly made as of a specified date, which will be true as of such date);

4.       Except for those prior breaches known to or identified by Investor prior to the Effective Date, or which have been waived by the Investor, no material breach or default has occurred under any Transaction Document with respect to any Preferred Share or any other agreement between Company and Investor or any Affiliate of Investor;

5.       There is not then in effect any law, rule or regulation prohibiting or restricting the transactions contemplated in any Transaction Document, or requiring any consent or approval which will not have been obtained, other than Approval, nor is there any completed, pending, threatened or, to Company’s knowledge, contemplated proceeding or investigation which may have the effect of prohibiting or adversely affecting any of the transactions contemplated by this Agreement, including without limitation the sale, issuance, listing, trading, or resale of any Shares on the Trading Market; no statute, rule, regulation, executive order, decree, ruling or injunction will have been enacted, entered, promulgated or adopted by any court or governmental authority of competent jurisdiction that prohibits the transactions contemplated by this Agreement, and no actions, suits or proceedings will be completed, in progress, pending, threatened or, to Company’s knowledge, contemplated by any person other than Investor or any Affiliate of Investor, that seek to enjoin or prohibit the transactions contemplated by this Agreement; and

6.       Any rights of first refusal, preemptive rights, rights of participation, or any similar right to participate in the transactions contemplated by this Agreement, if any, have been waived in writing.

D.       Closing. Immediately when all conditions set forth in Section II.C have been fully satisfied, Company will issue and sell to Investor and Investor will purchase 630 Preferred Shares by payment to Company of $6,000,000.00, by wire transfer of immediately available funds to an account designated by Company (the “Closing”).

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III.       Representations and Warranties.

A.       Representations Regarding Transaction. Except as set forth under the corresponding section of the Disclosure Schedules, if any, Company hereby represents and warrants to, and as applicable covenants with, Investor as of the Closing:

1.       Organization and Qualification. Company and each Subsidiary is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as applicable, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted, except where the failure to do so would not reasonably be expected to result in a Material Adverse Effect. Neither Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents, except as would not reasonably be expected to result in a Material Adverse Effect. Each of Company and each Subsidiary is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not reasonably be expected to result in a Material Adverse Effect and there is no completed, pending or, to the knowledge of Company, contemplated or threatened proceeding in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

2.       Authorization; Enforcement. Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder or thereunder. The execution and delivery of each of the Transaction Documents by Company and the consummation by it of the transactions contemplated hereby or thereby have been duly authorized by all necessary action on the part of Company and no further consent or action is required by Company. Each of the Transaction Documents has been, or upon delivery will be, duly executed by Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of Company, enforceable against Company in accordance with its terms, except (a) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (c) insofar as indemnification and contribution provisions may be limited by applicable law.

3.       No Conflicts. The execution, delivery and performance of the Transaction Documents by Company, the issuance and sale of the Shares and the consummation by Company of the other transactions contemplated thereby do not and will not (a) conflict with or violate any provision of Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, (b) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other instrument (evidencing Company or Subsidiary debt or otherwise) or other understanding to which Company or any Subsidiary is a party or by which any property or asset of Company or any Subsidiary is bound or affected, (c) conflict with or result in a violation of any material law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which Company or a Subsidiary is subject (including U.S. federal and state securities laws and regulations), or by which any material property or asset of Company or a Subsidiary is bound or affected, or (d) conflict with or violate the terms of any material agreement by which Company or any Subsidiary is bound or to which any property or asset of Company or any Subsidiary is bound or affected; except in the case of each of clauses (b), (c) and (d), such as would not reasonably be expected to result in a Material Adverse Effect.

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4.       Litigation. Except as set forth in Schedule III.A.4, there is no action, suit, inquiry, notice of violation, proceeding or investigation pending, threatened, or, to the knowledge of Company, contemplated against or affecting Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”), which would reasonably be expected to adversely affect or challenge the legality, validity or enforceability of any of the Transaction Documents or the issuance, listing, trading, or resale of any Shares on the Trading Market. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by Company or any Subsidiary under the Exchange Act or the Act.

5.       Filings, Consents and Approvals. Except as set forth in Schedule III.A.5, neither Company nor any Subsidiary is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by Company of the Transaction Documents, other than required federal and state securities filings and such filings and approvals as are required to be made or obtained under the applicable Trading Market rules in connection with the transactions contemplated hereby, each of which has been, or if not yet required to be filed will be, timely filed.

6.       Issuance of Shares. The Shares are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens.

7.       Disclosure; Non-Public Information. Company will issue a press release and timely file a current report on Form 8-K (“Current Report”) by 8:30 am Eastern time on the Trading Day after the Effective Date describing the material terms and conditions of this Agreement, a copy of which will be provided to Investor prior to the Effective Date. All information that Company has provided to Investor that constitutes or might constitute material, non-public information will be included in the Current Report. Notwithstanding any other provision, except with respect to information that will be, and only to the extent that it actually is, timely publicly disclosed by Company by the date of Approval, neither Company nor any other Person acting on its behalf has provided Investor or its representatives, agents or attorneys with any information that constitutes or might constitute material, non-public information, including without limitation this Agreement and the Exhibits and Disclosure Schedules hereto.

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No information contained in the Disclosure Schedules constitutes material non-public information. There is no adverse material information regarding Company that has not been publicly disclosed prior to the Effective Date. Company understands and confirms that Investor will rely on the foregoing representations and covenants in effecting transactions in securities of Company. All disclosure provided to Investor regarding Company, its business and the transactions contemplated hereby, including without limitation the Disclosure Schedules, furnished by or on behalf of Company with respect to the representations and warranties made herein are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

8.       No Integrated Offering. Neither Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering to be integrated with prior offerings by Company that cause a violation of the Act or any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of the Trading Market.

9.       Financial Condition. Except as set forth on Schedule III.A.9, the Public Reports set forth as of the dates thereof all outstanding secured and unsecured Indebtedness of Company or any Subsidiary, or for which Company or any Subsidiary has commitments, and any material default with respect to any Indebtedness. Company does not intend to incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be payable on or in respect of its debt.

10.       Section 5 Compliance. No representation or warranty or other statement made by Company in the Transaction Documents contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading. Company is not aware of any facts or circumstances that would cause the transactions contemplated by the Transaction Documents, when consummated, to violate Section 5 of the Act or other federal or state securities laws or regulations.

11.       Investment Company. Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Preferred Shares, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. Company will conduct its business in a manner so that it will not become subject to the Investment Company Act.

12.       Acknowledgments Regarding Investor. Company’s decision to enter into this Agreement has been based solely on the independent evaluation by Company and its representatives, and Company acknowledges and agrees that:

a.       Investor is not, has never been, and as a result of the transactions contemplated by the Transaction Documents will not become an officer, director, insider, control person, to Company’s knowledge, 10% or greater shareholder, or otherwise an affiliate of Company as defined under Rule 12b-2 of the Exchange Act;

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b.       Investor and Investor’s representatives have not made and do not make any representations, warranties or agreements with respect to the Shares, this Agreement, or the transactions contemplated by the Transaction Documents other than those specifically set forth in Section III.C below; Company has not relied upon, and expressly disclaims reliance upon, any and all written or oral statements or representations made by any persons prior to this Agreement;

c.       The conversion of Preferred Shares and resale of Conversion Shares will result in dilution, which may be substantial; the number of Conversion Shares will increase in certain circumstances; and Company’s obligation to issue and deliver Conversion Shares in accordance with this Agreement and the Certificate of Designations is absolute and unconditional regardless of the dilutive effect that such issuances may have; and

d.       Investor is acting solely in the capacity of arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby; neither Investor nor any of its Affiliates, agents or representatives has or is acting as a legal, financial, investment, accounting, tax or other advisor to Company, or fiduciary of Company, or in any similar capacity; neither Investor nor any of its Affiliates, agents or representatives has provided any legal, financial, investment, accounting, tax or other advice to Company; any statement made in connection with this Agreement or the transactions contemplated hereby is not advice or a recommendation, and is merely incidental to Investor’s purchase of the Shares.

13.       Prior Agreements. Investor has at all times fully and completely complied in all respects with the Prior Agreements. All Delivery Notices and all calculations relating to the Prior Agreements provided to Company by Investor or its representatives prior to the Effective Date of this Agreement were and are fully correct and accurate in all respects. All Delivery Notices and calculations provided to Company by Investor or its representatives prior to the Effective Date are hereby acknowledged and deemed to be correct for any and all purposes.

14.       Approval. Company will use its commercially reasonable best efforts to obtain an exception to any shareholder approval requirement from NYSE American or to obtain Approval, and additional listing of all Conversion Shares as soon as possible, and in any event no later than December 31, 2020.

15.       No Bad Actor Disqualification. Neither Company, any predecessor of Company, any affiliate of Company, any director, executive officer, other officer of Company participating in the offering, or any beneficial owner of 20% or more of Company’s outstanding voting equity securities is subject to any bad actor disqualification as provided in Rule 506(d) of Regulation D, and Company is not aware of any facts or circumstances that, with the passage of time, would reasonably be expected to cause such disqualification.

16.       Shell Status. Company is not now and has never been a shell company as defined in Rule 12b-2 of the Exchange Act.

B.       Representations Regarding Company. Except as set forth in any Public Reports or attached exhibits as of the Effective Date, or under the corresponding section of the Disclosure Schedules, if any, Company hereby represents and warrants to, and as applicable covenants with, Investor as of the Closing:

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1.       Capitalization. The capitalization of the Company as of the Effective Date is as described in the Public Reports. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents which has not been waived or satisfied. Except as a result of the purchase and sale of the Shares, the Prior Securities, or as otherwise disclosed on Schedule III.B.1, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or securities convertible into or exercisable for shares of Common Stock. The issuance and sale of the Shares will not obligate Company to issue shares of Common Stock or other securities to any Person, other than Investor, and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange, or reset price under such securities. All of the outstanding shares of capital stock of Company are validly issued, fully paid and nonassessable, have been issued in material compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as disclosed on Schedule III.B.1, nofurther approval or authorization of any stockholder, the Board of Directors of Company or others is required for the issuance and sale of the Shares. There are no stockholders’ agreements, voting agreements or other similar agreements with respect to Company’s capital stock to which Company is a party or, to the knowledge of Company, between or among any of Company’s stockholders.

2.       Subsidiaries. All of the direct and indirect subsidiaries of Company are set forth in the Public Reports or the corresponding section of the Disclosure Schedules. Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary, and all of such directly or indirectly owned capital stock or other equity interests are owned free and clear of any Liens. All the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive and similar rights to subscribe for or purchase securities.

3.       Public Reports; Financial Statements. The Company has filed all required Public Reports for the one year preceding the Effective Date. As of their respective dates or as subsequently amended, the Public Reports complied in all material respects with the requirements of the Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, as applicable, and none of the Public Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Company included in the Public Reports, as amended, comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

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4.       Material Changes. Since the end of the most recent year for which an Annual Report on Form 10-K has been filed with the Commission, except as disclosed on Schedule III.B.4, (a) there has been no event, occurrence or development that has had, or that would reasonably be expected to result in, a Material Adverse Effect, (b) Company has not incurred any liabilities (contingent or otherwise) other than (i) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice, and (ii) liabilities not required to be reflected in Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (c) Company has not altered its method of accounting, (d) Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (e) Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company equity incentive plans. Company does not have pending before the Commission any request for confidential treatment of information.

5.       Litigation. Except as disclosed on Schedule III.B.8, there is no Action completed, pending, threatened or, to the knowledge of Company, contemplated, that would reasonably be expected to result in a Material Adverse Effect. Neither Company nor any Subsidiary, nor any director or officer thereof, nor to the knowledge of Company any greater than 5% shareholder or any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, is not pending or threatened, or to the knowledge of Company, is not contemplated, any investigation by the Commission, Department of Justice or law enforcement involving Company or any current or former director or officer of Company, or to the knowledge of Company greater than 5% shareholder of Company.

6.       No Bankruptcy. There has not been any petition or application filed, or any judicial or administrative proceeding commenced which has not been discharged, by or against the Company or any Subsidiary or with respect to any of the properties or assets of Company or any Subsidiary under any applicable law relating to bankruptcy, insolvency, reorganization, fraudulent transfer, compromise, arrangement of debt, creditors’ rights and no assignment has been made by the Company or any Subsidiary for the benefit of creditors.

7.       Labor Relations. No material labor dispute exists or, to the knowledge of Company, is imminent with respect to any of the employees of Company, which would reasonably be expected to result in a Material Adverse Effect.

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8.       Compliance. Neither Company nor any Subsidiary (a) is in material default under or in material violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by Company or any Subsidiary under), nor has Company or any Subsidiary received notice of a claim that it is in material default under or that it is in material violation of, any indenture, loan or credit agreement or any other similar agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (b) is in violation of any order of any court, arbitrator or governmental body, or (c) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business, except in each case as would not reasonably be expected to have a Material Adverse Effect.

9.       Regulatory Permits. Company and each Subsidiary possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the Public Reports, except where the failure to possess such permits would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

10.       Title to Assets. Except as disclosed on Schedule III.B.10, Company and each Subsidiary have good and marketable title in fee simple to all real property owned by them that is material to the business of Company and each Subsidiary and good and marketable title in all personal property owned by them that is material to the business of Company and each Subsidiary, in each case free and clear of all Liens, except for Liens that do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by Company and each Subsidiary and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by Company and each Subsidiary are held by them under valid, subsisting and enforceable leases of which Company and each Subsidiary are in compliance.

11.       Patents and Trademarks. Company and each Subsidiary have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights that are necessary or material for use in connection with their respective businesses as described in the Public Reports and which the failure to do so would have a Material Adverse Effect (collectively, “Intellectual Property Rights”). Neither Company nor any Subsidiary has received a written notice that the Intellectual Property Rights used by Company or any Subsidiary violates or infringes upon the rights of any Person. To the knowledge of Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights of Company or each Subsidiary.

12.       Insurance. Company and each Subsidiary are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which Company and each Subsidiary are engaged, including but not limited to directors and officers insurance coverage at least equal to the Purchase Amount. To Company’s knowledge, such insurance contracts and policies are accurate and complete in all material respects. Neither Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without an increase in cost that would constitute a Material Adverse Effect.

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13.       Transactions with Affiliates and Employees. None of the officers or directors of Company and, to the knowledge of Company, none of the employees of Company is presently a party to any transaction with Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000 other than (i) for payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of Company and (iii) for other employee benefits, including stock option agreements under any equity incentive plan of Company.

14.       Sarbanes-Oxley; Internal Accounting Controls. Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002, which are applicable to it as of the date of the Closing. Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of Company’s disclosure controls and procedures based on their evaluations as of the evaluation date. Since the date of the most recently filed periodic Public Report, there have been no significant changes in Company’s internal accounting controls or its disclosure controls and procedures or, to Company’s knowledge, in other factors that could materially affect Company’s internal accounting controls or its disclosure controls and procedures.

15.       Certain Fees. No brokerage or finder’s fees or commissions are or will be payable to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement. Notwithstanding any other provision, Investor will have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this section that may be due in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

16.       Registration Rights. Except as disclosed on Schedule III.B.16 no Person has any right to cause Company to effect the registration under the Act of any securities of Company.

17.        Listing and Maintenance Requirements. The Common Stock is registered pursuant to Section 12 of the Exchange Act, and Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has Company received any notification that the Commission is contemplating terminating such registration. Except as disclosed on Schedule III.B.17, Company has not, in the 12 months preceding the Effective Date, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that Company is not in compliance with the listing or maintenance requirements of such Trading Market. Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

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18.       Application of Takeover Protections. Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under Company’s Certificate of Incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to Investor as a result of Investor and Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation Company’s issuance of the Shares and Investor’s ownership of the Shares.

19.       Tax Status. Company and each of its Subsidiaries has made or filed all federal, state and foreign income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes). Company has not executed a waiver with respect to the statute of limitations relating to the assessment or collection of any foreign, federal, statute or local tax. None of Company’s tax returns is presently being audited by any taxing authority. Company would not be classified as a PFIC for its most recently completed taxable year, and does not expect to be classified as a PFIC for its current taxable year.

20.       Foreign Corrupt Practices. Neither Company, nor to the knowledge of Company, any agent or other person acting on behalf of Company, has (a) directly or indirectly, used any corrupt funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (c) failed to disclose fully any contribution made by Company, or made by any person acting on its behalf of which Company is aware, which is in violation of law, or (d) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

21.       Accountants. Company’s accountants are set forth in the Public Reports and such accountants are an independent registered public accounting firm.

22.       No Disagreements with Accountants or Lawyers. There are no material disagreements presently existing, or reasonably anticipated by Company to arise, between Company and the accountants or lawyers formerly or presently employed by Company.

23.       Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company or any Subsidiary, except such as would not reasonably be expected to result in a Material Adverse Effect.

24.       Computer and Technology Security. Company has taken all reasonable steps to safeguard the information technology systems utilized in the operation of the business of Company, including the implementation of procedures to minimize the risk that such information technology systems have any disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any back door, virus, malicious code or other software routines or hardware components that in each case permit unauthorized access or the unauthorized disablement or unauthorized erasure of data or other software by a third party, and, to Company’s knowledge, to date there have been no successful unauthorized intrusions or breaches of the security of the information technology systems.

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25.       Data Privacy. Company has: (a) complied with, and is presently in compliance with, all applicable laws in connection with data privacy, information security, data security and/or personal information; (b) complied with, and is presently in material compliance with, its policies and procedures applicable to data privacy, information security, data security, and personal information; (c) not experienced any incident in which personal information or other sensitive data was or may have been stolen or improperly accessed; and Company is not aware of any facts suggesting the likelihood of the foregoing, including without limitation, any breach of security or receipt of any notices or complaints from any Person regarding personal information or other data.

C.       Representations and Warranties of Investor. Investor hereby represents and warrants to Company as of the Closing as follows:

1.       Organization; Authority. Investor is an entity validly existing and in good standing under the laws of the jurisdiction of its organization with full right, company power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations thereunder. The execution, delivery and performance by Investor of the transactions contemplated by this Agreement have been duly authorized by all necessary company or similar action on the part of Investor. Each Transaction Document to which it is a party has been, or will be, duly executed by Investor, and when delivered by Investor in accordance with the terms hereof, will constitute the valid and legally binding obligation of Investor, enforceable against it in accordance with its terms, except (a) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (c) insofar as indemnification and contribution provisions may be limited by applicable law.

2.       Investor Status. At the time Investor was offered the Preferred Shares, it was, and at the Effective Date it is: (a) an accredited investor as defined in Rule 501(a) under the Act; and (b) not a registered broker-dealer, member of FINRA, or an affiliate thereof.

3.       Experience of Investor. Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. Investor is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

4.       Ownership. Investor is acquiring the Preferred Shares as principal for its own account. Investor will not engage in hedging transactions with regard to the Conversion Shares unless in compliance with the Act. Investor will not resell, transfer or assign the Preferred Shares, and will resell the Conversion Shares only pursuant to registration under the Act or an available exemption therefrom.

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5.       No Short Sales. Neither Investor nor any Affiliate holds any short position in, nor has engaged in any Short Sales of the Common Stock, or engaged in any hedging transactions with regard to the Shares prior to the Effective Date.

IV.       Securities and Other Provisions.

A.       Investor Due Diligence. Investor will have the right and opportunity to conduct customary due diligence with respect to any Registration Statement or Prospectus in which the name of Investor or any Affiliate of Investor appears.

B.       Furnishing of Information. For as long as Investor owns any Shares, Company will timely file all reports required to be filed by Company pursuant to the Exchange Act. As long as Investor owns any Shares, Company will prepare and make publicly available such information as is required for Investor to sell its Conversion Shares under Rule 144. Company further covenants that, as long as Investor owns any Shares, Company will take such further action as Investor may reasonably request, all to the extent required from time to time to enable Investor to sell its Conversion Shares without registration under the Act within the limitation of the exemptions provided by Rule 144.

C.       Integration. Company will not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security, as defined in Section 2 of the Act, that would be integrated with the offer or sale of the Shares to Investor for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

D.       Disclosure and Publicity. Company will provide to Investor for review and approval prior to filing or issuing any current, periodic or public report, proxy or registration statement, press release, public statement or communication relating to or referencing Investor, any Transaction Documents or the transactions contemplated thereby.

E.       Shareholders Rights Plan. No claim will be made or enforced by Company or, to the knowledge of Company, any other Person that Investor is an “Acquiring Person” under any shareholders rights plan or similar plan or arrangement in effect or hereafter adopted by Company, or that Investor could be deemed to trigger the provisions of any such plan or arrangement, in either such case, by virtue of receiving Shares under the Transaction Documents or under any other agreement between Company and Investor. Company will conduct its business in a manner so that it will not become subject to the Investment Company Act of 1940, as amended.

F.       No Non-Public Information. Company covenants and agrees that neither it nor any other Person acting on its behalf will, provide Investor or its agents or counsel with any information that Company believes or reasonably should believe may constitute material non-public information. Neither Investor nor any Affiliate of Investor has or will have any duty of trust or confidence that is owed directly, indirectly, or derivatively, to Company or the stockholders of Company, or to any other Person who is the source of material non-public information regarding Company. Company understands and confirms that Investor will be relying on the foregoing in effecting transactions in securities of Company, including without limitation sales of the Conversion Shares.

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G.       Indemnification of Investor.

1.       Obligation to Indemnify. Subject to the provisions of this Section IV.G, Company will indemnify and hold Investor, its Affiliates, managers and advisors, and each of their officers, directors, shareholders, partners, employees, representatives, agents and attorneys, and any person who controls Investor within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (collectively, “Investor Parties” and each a “Investor Party”), harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, reasonable costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation (collectively, “ Losses”) that any Investor Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by Company in this Agreement or in the other Transaction Documents, (b) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Prospectus, Prospectus Supplement, or any information incorporated by reference therein, or arising out of or based upon any omission or alleged omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (c) any action by a creditor or stockholder of Company who is not an Affiliate of an Investor Party, challenging the transactions contemplated by the Transaction Documents; provided, however, that Company will not be obligated to indemnify any Investor Party for any Losses finally adjudicated to be caused solely by (i) a false statement of material fact contained within written information provided by such Investor Party expressly for the purpose of including it in the applicable Registration Statement, Prospectus, Prospectus Supplement, or (ii) such Investor Party’s unexcused material breach of an express provision of this Agreement or another Transaction Document.

2.       Procedure for Indemnification. If any action will be brought against an Investor Party in respect of which indemnity may be sought pursuant to this Agreement, such Investor Party will promptly notify Company in writing, and Company will have the right to assume the defense thereof with counsel of its own choosing. Investor Parties will have the right to employ separate counsel in any such action and participate in the defense thereof, but the reasonable fees and expenses of such counsel will be at the expense of Investor Parties except to the extent that (a) the employment thereof has been specifically authorized by Company in writing, (b) Company has failed after a reasonable period of time to assume such defense and to employ counsel or (c) in such action there is, in the reasonable opinion of such separate counsel, a material conflict with respect to the dispute in question on any material issue between the position of Company and the position of Investor Parties such that it would be inappropriate for one counsel to represent Company and Investor Parties. Company will not be liable to Investor Parties under this Agreement (i) for any settlement by an Investor Party effected without Company’s prior written consent, which will not be unreasonably withheld or delayed; or (ii) to the extent, but only to the extent that a loss, claim, damage or liability is either attributable to Investor’s breach of any of the representations, warranties, covenants or agreements made by Investor in this Agreement or in the other Transaction Documents. In no event will the Company be liable for the reasonable fees and expenses for more than one separate firm of attorneys (plus local counsel as applicable) to represent all Investor Parties.

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       Other than the liability of Investor to Company for uncured material breach of the express provisions of this Agreement, no Investor Party will have any liability to Company or any Person asserting claims on behalf of or in right of Company as a result of acquiring the Shares under this Agreement.

H.       Shareholder Approval. Company will include proposals relating to the approval of this Agreement, the issuance of the Conversion Shares, and an increase in authorized common stock to fulfill its agreed obligations (“Approval”) at the meeting held to approve the Merger or a separate meeting in the event the Merger is terminated prior to shareholder approval, and will use its commercially reasonable best efforts to obtain Approval as soon as possible and in any event prior to December 31, 2020. Company, its board of directors, and each of its officers and directors will vote all common shares owned or controlled by them and all proxies given to them in favor of the proposal. Company will at all times maintain a reserve from its duly authorized Common Stock for issuance pursuant to the Transaction Documents, authorized shares of Common Stock in an amount equal to thrice the number of shares sufficient to immediately issue all Conversion Shares potentially issuable at such time.

I.       Activity Restrictions. Investor hereby grants an irrevocable proxy to Company’s board of directors to vote all Conversion shares beneficially owned or controlled by Investor as of the record date in favor of Approval. Except for the foregoing, for so long as Investor or any of its Affiliates holds any Shares, neither Investor nor any Affiliate will: (1) vote any shares of Common Stock or Preferred Stock beneficially owned or controlled by it, sign or solicit any proxies except as requested by the Board of Directors of Company, or seek to advise or influence any Person with respect to any voting securities of Company; (2) engage or participate in any actions, plans or proposals which relate to or would result in (a) acquiring additional securities of Company, alone or together with any other Person, which would result in beneficially owning or controlling more than 9.99% of the total outstanding Common Stock or other voting securities of Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Company or any of its Subsidiaries, (c) a sale or transfer of a material amount of assets of Company or any of its Subsidiaries, (d) any change in the present board of directors or management of Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Company, (f) any other material change in Company’s business or corporate structure, including but not limited to, if Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, (g) changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Company by any Person, (h) a class of securities of Company being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action, intention, plan or arrangement similar to any of those enumerated above; or (3) request Company or its directors, officers, employees, agents or representatives to amend or waive any provision of this section.

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J.       No Shorting. Provided no Trigger Event has occurred, for so long as Investor holds any Shares, neither Investor nor any of its Affiliates will engage in or effect, directly or indirectly, any Short Sale of Common Stock. For the avoidance of doubt, selling against delivery of Conversion Shares after delivery of a Conversion Notice is not a Short Sale. There will be no restriction or limitation of any kind on Investor’s right or ability to sell or transfer any or all of the Conversion Shares at any time, in its sole and absolute discretion. Investor may not sell, transfer or assign any Preferred Shares or any of its rights under this Agreement.

K.       Stock Splits. If Company at any time on or after the Effective Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) or combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a greater or lesser number of shares, the share numbers, prices and other amounts set forth in this Agreement, as in effect immediately prior to such subdivision or combination, will be proportionately reduced or increased, as applicable, effective at the close of business on the date the subdivision or combination becomes effective.

L.       Subsequent Financings. Except as otherwise contemplated in connection with the Merger, as long as Investor holds any Preferred Shares, Company will not: (1) enter into any agreement that in any way restricts its ability to enter into any agreement, amendment or waiver with Investor, including without limitation any agreement to offer, sell or issue to Investor any preferred stock, common stock or other securities of Company; (2) issue or enter into or amend an agreement pursuant to which it may issue any shares of Common Stock, other than (a) for restricted securities with no registration rights, (b) in connection with a strategic acquisition, (c) in an underwritten public offering, or (d) at a fixed price; or (3) issue or amend any debt or equity securities convertible into, exchangeable or exercisable for, or including the right to receive, shares of Common Stock (a) at a conversion price, exercise price or exchange rate or other price that is based upon or varies with, the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of the security or (b) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of the security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock. For sake of clarity, Company may enter into an unregistered financing of debt or restricted stock at any fixed price with no registration rights and may undertake the transactions contemplated in connection with Merger without restriction.

M.       Principal Market. Company will timely submit all necessary notification and supporting documentation required for the listing of all possible Conversion Shares with NYSE American, after the approval by the stockholders of the Company of the issuance of such shares, at a duly called stockholders meeting, and will use its commercially reasonable best efforts to obtain approval to list the Conversion Shares as soon as possible, and in any event within 90 days after the Effective Date.

N.       Restrictive Legend. The Shares have not been registered under the Act and may not be resold in the United States unless registered or an exemption from registration is available. Company is required to refuse to register any transfer of the Conversion Shares not made pursuant to registration under the Act or an available exemption from registration. Upon the issuance thereof, and only until such time as the same is no longer required under the applicable securities laws and regulations, the certificates representing any of the Shares will bear a legend in substantially the following form:

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THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO U.S. PERSONS EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE ACT. IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED unless in compliance with the ACT.

Certificates representing Conversion Shares will be issued without such legend or at Investor’s option issued by electronic delivery at the applicable balance account at DTC, if either (i) the Conversion Shares are registered for resale under the Act, or (ii) Investor provides an opinion of its counsel to the effect that the Conversion Shares may be issued without restrictive legend.

O.       Repurchase Obligation. If the Merger does not close by the required date approved by the parties thereto, Company shall, at Investor’s option in its sole and absolute discretion, immediately repurchase from Investor all then outstanding Preferred Shares issued pursuant to this Agreement by paying to Investor 110.0% of the aggregate Face Value of all such shares, by wire transfer of immediately available funds to an account designated by Investor, which funds shall be due no later than one business day after Company’s receipt of the Purchase Amount, plus any applicable interest from the counterparty to the Merger.

P.       Repurchase Right. Provided Company has not materially breached this Agreement, Company may at any time, in its sole and absolute discretion, repurchase from Investor all, but not less than all, then outstanding Preferred Shares issued pursuant to this Agreement by paying to Investor 110.0% of the aggregate Face Value of all such shares, by wire transfer of immediately available funds to an account designated by Investor.

Q.       Piggyback Registration Rights. Company will include on the next registration statement Company files with the Commission, or on the subsequent registration statement if such registration statement is withdrawn, all potentially issuable Conversion Shares. This obligation shall not apply to registration statements filed on Form S-4.

R.       Right of First Refusal. If at any time while any Preferred Shares are outstanding, Company has a bona fide offer of equity capital or financing from any person, that Company intends to act upon, then Company must first offer such opportunity to Investor to provide such capital or financing to Company on the same terms as each respective person’s terms. Except as otherwise provided in any Transaction Documents, should Investor be unwilling or unable to provide such capital or financing to Company within 10 Trading Days from Investor’s receipt of written notice of the offer from Company, then Company may obtain such capital or financing from that respective person upon the exact same terms and conditions offered by Company to Investor, which transaction must be completed within 90 days after the date of the notice. If Company does not receive the capital or financing from the respective person within 90 days after the date of the respective notice, then Company must again offer the capital or financing opportunity to Investor as described above, and the process detailed above shall be repeated. Notwithstanding anything to the contrary in the foregoing, this provision shall not apply to a debt financing that is not convertible to stock.

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S.       Favored Nations. So long as any Preferred Shares are outstanding, upon any issuance by Company or any of its subsidiaries of any security with any term more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to Investor, then Company will notify Investor of such additional or more favorable term and such term, at Investor’s option, shall become a part of the transaction documents with Investor. The types of terms contained in another security that may be more favorable to the holder of such security include, but are not limited to, terms addressing conversion discounts, prepayment rate, conversion look back periods, interest rates, original issue discounts, stock sale price, private placement price per share, and warrant coverage.

V.       General Provisions.

A.       Notice. Unless a different time of day or method of delivery is specifically provided in the Transaction Documents, any and all notices or other communications or deliveries required or permitted to be provided hereunder will be in writing and will be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile or electronic mail prior to 5:00 p.m. Eastern time on a Trading Day and an electronic confirmation of delivery is received by the sender, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered later than 5:00 p.m. Eastern time or on a day that is not a Trading Day, (c) the next Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses for such notices and communications are such other address as may be designated in writing, in the same manner, by such Person.

B.       Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by Company and Investor or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement will be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor will any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

C.       No Third-Party Beneficiaries. Except as otherwise set forth in Section IV.G, this Agreement and the Transaction Documents will inure solely to the benefit of the parties hereto, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person. Other than the Investor Parties described in Section IV.G, a Person who is not a party to this Agreement will not have any rights under the Contracts (Rights of Third Parties) Law, 2014 of the Cayman Islands to enforce any term of this Agreement or any Transaction Document.

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D.       Fees and Expenses. Except as otherwise provided in this Agreement, each party will pay the fees and expenses of its own advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents. Company acknowledges and agrees that Investor’s counsel solely represents Investor, and does not represent Company or its interests in connection with the Transaction Documents or the transactions contemplated thereby. Company will pay all stamp and other taxes and duties, if any, levied in connection with the sale or issuance of the Shares to Investor.

E.       Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement will not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, will incorporate such substitute provision in this Agreement.

F.       Replacement of Certificates. If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, Company will issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances will also pay any reasonable third-party costs associated with the issuance of such replacement certificates.

G.       Governing Law. All matters between the parties, including without limitation questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents will be governed by and construed and enforced in accordance with the laws of the U.S. Virgin Islands, without regard to the principles of conflicts of law that would require or permit the application of the laws of any other jurisdiction, except for corporation law matters applicable to Company which will be governed by the corporate law of its jurisdiction of formation. The parties hereby waive all rights to a trial by jury. In any action, arbitration or proceeding, including appeal, arising out of or relating to any of the Transaction Documents or otherwise involving the parties, the prevailing party will be awarded its reasonable attorneys’ fees and other costs and expenses reasonably incurred in connection with the investigation, preparation, prosecution or defense of such action or proceeding.

H.       Arbitration. Any dispute, controversy, claim or action of any kind arising out of, relating to, or in connection with this Agreement, or in any way involving Company and Investor or their respective Affiliates, including any issues of arbitrability, will be resolved solely by final and binding arbitration in English before a retired judge at JAMS International, or its successor, in the Territory of the Virgin Islands, pursuant to the most expedited and Streamlined Arbitration Rules and Procedures available. Any interim or final award may be entered and enforced by any court of competent jurisdiction. The final award will include the prevailing party’s reasonable arbitration, expert witness and attorney fees, costs and expenses. Notwithstanding the foregoing, Investor may in its sole discretion bring an action in aid of arbitration.

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I.       Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of Investor and Company will be entitled to specific performance under the Transaction Documents, and equitable and injunctive relief to prevent any actual or threatened breach under the Transaction Documents, to the full extent permitted under applicable laws. Without limitation of the foregoing, Company acknowledges and agrees that the rights and benefits of Investor pursuant to Section I.G.1. of the Certificate of Designations are unique and that no adequate remedy exists at law if Company breaches or fails to timely perform any of its obligations thereunder, that it would be difficult to determine the amount of damages resulting therefrom, that it would cause irreparable injury to Investor, and that any potential harm to Company would be adequately and fully compensable with monetary damages. Accordingly, Investor will be entitled to a compulsory remedy of immediate specific performance, temporary, interim, preliminary and final injunctive relief to enforce the provisions thereof, including without limitation requiring Company and its transfer agent, attorneys, officers and directors to immediately take all actions necessary to issue and deliver the number of Conversion Shares stated by Investor, which requirements will not be stayed for any reason, without the necessity of posting any bond. Company hereby absolutely, unconditionally and irrevocably waives all objections and rights to oppose any motion, application or request by Investor to issue any number of Conversion Shares, and all rights to stay or appeal any resulting order, and any opposition or appeal by Company or on its behalf will be immediately and automatically dismissed. In addition, Company acknowledges and agrees that it would have an adequate remedy at law for any violation of Section I.G.1. of the Certificate of Designations by Investor, that it would not be difficult to determine the amount of damages resulting therefrom, that it would not cause irreparable injury to Company, and that any potential harm to Company would be adequately and fully compensable with monetary damages. Accordingly, Company will not be entitled any equitable relief to restrain the provisions thereof, including without limitation preventing Investor, Investor’s brokers or Company’s transfer agent from issuing, receiving or reselling Conversion Shares. Company hereby absolutely, unconditionally and irrevocably waives all rights to bring any action, motion, application or request to enjoin any issuance of Conversion Shares, and any action or motion by Company or on its behalf will be immediately and automatically dismissed. Nothing provided for in this provision will limit either party’s ability to recover monetary damages.

J.       Payment Set Aside. To the extent that Company makes a payment or payments to Investor pursuant to any Transaction Document or Investor enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to Company, a trustee, receiver or any other person under any law, including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action, then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied will be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

K.       Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and will not be deemed to limit or affect any of the provisions hereof.

L.       Time of the Essence. Time is of the essence with respect to all provisions of this Agreement and all Transaction Documents.

M.       Survival. The representations and warranties contained herein will survive the Closing and the delivery of the Shares until all Preferred Shares issued to Investor have been converted or repurchased. Neither party will be under any obligation to update or supplement any of its representations or warranties following the Closing due to a change that occurred after the Closing.

C-20

N.       Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of the Transaction Documents or any amendments hereto. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. All currency references in any Transaction Document are to U.S. dollars.

O.       Further Assurances. Each party will take all further actions and execute all further documents as may be reasonably necessary to implement the provisions and carry out the intent of this Agreement fully and effectively.

P.       Execution. This Agreement may be executed in two or more counterparts, all of which when taken together will be considered one and the same agreement and will become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by portable document format, facsimile or electronic transmission, such signature will create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

Q.       Entire Agreement. This Agreement, including the Exhibits hereto, which are hereby incorporated herein by reference, contains the entire agreement and understanding of the parties, and supersedes all prior and contemporaneous agreements, term sheets, letters, discussions, communications and understandings, both oral and written, which the parties acknowledge have been merged into this Agreement. No party, representative, advisor, attorney or agent has relied upon any collateral contract, agreement, assurance, promise, understanding, statement or representation not expressly set forth herein. The parties hereby absolutely, unconditionally and irrevocably waive all rights and remedies, at law and in equity, directly or indirectly arising out of or relating to, or which may arise as a result of, any Person’s reliance on any such statement or assurance.

C-21

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories on the Effective Date.

Company:

CAMBER ENERGY, INC.

By:
Name:
Title:

Investor:

Investor Name

By:
Name:
Title:

C-22

Exhibit 1

Glossary of Defined Terms

“$” means the currency of the United States of America, in which all dollar amounts in the Transaction Documents will be expressed.

“Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated by the Commission thereunder.

“Action” has the meaning set forth in Section III.A.4.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Act.

“Agreement” means this Stock Purchase Agreement.

“Approval” has the meaning set forth in Section IV.H.

“Certificate of Designations” means the Certificate of Designation for Series C Redeemable Convertible Preferred Stock filed by Company with the Secretary of State of the State of Nevada on August 25, 2016, Document Number 00010398344-82, as amended to date.

“Closing” has the meaning set forth in Section I.D.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Stock” means the Common Stock of Company and any replacement or substitute thereof, or any share capital into which such Common Stock will have been changed or any share capital resulting from a reclassification of such Common Stock.

“Company” has the meaning set forth in the first paragraph of the Agreement.

“Conversion Shares” includes all shares of Common Stock potentially issuable in relation to the Preferred Shares, including Common Stock that must be issued upon conversion of any Preferred Shares, and Common Stock that must or may be issued in payment of any Dividends or Conversion Premium (as defined in the Certificate of Designations).

“Disclosure Schedules” means the disclosure schedules of Company delivered concurrently herewith. The Disclosure Schedules will contain no material non-public information.

“DTC” means The Depository Trust Company, or any successor performing substantially the same function for Company.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission thereunder.

C-23

“Effective Date” has the meaning set forth in the first paragraph of the Agreement.

“Equity Conditions” has the meaning set forth in the Certificate of Designations.

“GAAP” means U.S. generally accepted accounting principles applied on a consistent basis during the periods involved.

“Indebtedness” means (a) any liabilities for borrowed money or amounts owed in excess of $500,000, other than trade accounts payable incurred in the ordinary course of business, (b) all guaranties, endorsements and other contingent obligations in respect of Indebtedness of others, whether or not the same are or should be reflected in Company ’s balance sheet, or the notes thereto, except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business, and (c) the present value of any lease payments in excess of $500,000 due under leases required to be capitalized in accordance with GAAP.

“Intellectual Property Rights” has the meaning set forth in Section III.B.10.

“Legal Opinion” has the meaning set forth in Section I.B.3.

“Liens” means (a) a lien, charge, security interest or encumbrance in excess of $500,000, or (b) a right of first refusal, preemptive right or other restriction (other than restrictions under securities laws).

“Material Adverse Effect” includes any material adverse effect on (a) the legality, validity or enforceability of any Transaction Document, or (b) the results of operations, assets, business, or financial condition of Company and the Subsidiaries, taken as a whole, which is not disclosed in the Public Reports prior to the Effective Date, or (c) Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document or (d) the sale, issuance, registration, listing, resale and trading on the Trading Market of the Conversion Shares.

“Material Permits” has the meaning set forth in Section III.B.8.

“Merger” means the Merger referenced in the Current Report on Form 8-K filed by Company on January 24, 2020, as such Merger terms may be modified or amended from time to time.

“Officer’s Certificate” has the meaning set forth in Section II.B.4.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government, or an agency or subdivision thereof, or other entity of any kind.

“Preferred” means the Series C Redeemable Convertible Preferred Stock of the Company.

C-24

“Preferred Shares” means the shares of Preferred Stock to be issued to Investor pursuant to this Agreement.

“Public Reports” includes all reports filed or required to be filed by Company under the Act or the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two full fiscal years preceding the Effective Date and thereafter.

“Purchase Amount” has the meaning set forth in Section II.A.1.

“Investor” has the meaning set forth in the first paragraph of the Agreement.

“Regulation D” means Regulation D under the Securities Act and the rules promulgated by the Commission thereunder.

“Secretary’s Certificate” has the meaning set forth in Section II.B.5.

“Shares” include the Preferred Shares and the Conversion Shares.

“Short Sale” means a “short sale” as defined in Rule 200 of Regulation SHO of the Exchange Act.

“Subsidiary” means any Person owned or controlled by the Company, or in which Company, directly or indirectly, owns a majority of the capital stock or similar interest that would be disclosable pursuant to Regulation S-K, Item 601(b)(21).

“Trading Day” means any day on which the Common Stock is traded on the Trading Market; provided that it will not include any day on which the Common Stock is (a) scheduled to trade for less than 5 hours, or (b) suspended from trading.

“Trading Market” has the meaning set forth in the Certificate of Designations.

“Transaction Documents” means this Agreement, the Certificate of Designations, and the other agreements, certificates and documents referenced herein or the form of which is attached hereto, and the exhibits, schedules and appendices hereto and thereto.

C-25

Exhibit 2

Legal Opinion

1.       The Company is a corporation validly existing and in good standing under the laws of the state of its incorporation.

2.       The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under the Transaction Documents, to sell and issue the Shares under the Purchase Agreement and to issue the Common Stock issuable upon conversion of the Shares pursuant to the Certificate of Designations (the “Conversion Shares”).

3.       The Shares have been duly authorized by the Company, and upon issuance and delivery against payment therefor in accordance with the terms of the Purchase Agreement, the Shares will be validly issued, fully paid and nonassessable. The Conversion Shares issuable upon conversion of the Shares have been duly authorized and reserved for issuance, and upon issuance and delivery upon conversion thereof in accordance with the terms of the Certificate of Designations, will be validly issued, fully paid and nonassessable. The rights, preferences and privileges of the Shares are as stated in the Certificate of Designation. Such issuance of the Shares and the Conversion Shares will not be subject to any statutory or, to our knowledge, contractual preemptive rights of any stockholder of the Company.

4.       The execution, delivery and performance of the Transaction Documents have been duly authorized by all necessary corporate action on the part of the Company, and the Transaction Documents have been duly executed and delivered by the Company.

5.       Each Transaction Document constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws affecting creditors’ rights, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance.

6.       The execution and delivery of the Transaction Documents by the Company does not, and the Company’s performance of its obligations thereunder will not (a) violate the Certificate of Incorporation or the Bylaws, each as in effect on the date hereof, (b) violate in any material respect any federal or Nevada state law, rule or regulation, or judgment, order or decree of any state or federal court or governmental or administrative authority, in each case that, to our knowledge, is applicable to the Company or its properties or assets (except to the extent such violation would not have a material adverse effect on the Company’s business, properties, assets, financial condition or results of operations or prevent the performance by the Company of any material obligation under the Transaction Documents), or (c) to our knowledge, require the authorization, consent, approval of or other action of, notice to or filing or qualification with, any Nevada state or federal governmental authority, except (i) as have been, or will be prior to the Closing, duly obtained or made, (ii) any filings which may be required under applicable federal securities, state securities or blue sky laws, and (iii) the filing and effectiveness of the Registration Statement, except to the extent failure to be so obtained or made would not have a material adverse effect on the Company’s business, properties, assets, financial condition or results of operations or its ability to consummate the transactions contemplated under the Transaction Documents.

C-26

7.       The Company is not, and immediately after the consummation of the transactions contemplated by the Transaction Documents will not be, an investment company within the meaning of Investment Company Act of 1940, as amended.

8.       To our knowledge, there is no claim, action, suit, proceeding, arbitration, investigation or inquiry, pending or threatened, before any court or governmental or administrative body or agency, or any private arbitration tribunal, against the Company that challenges the validity or enforceability of, or seeks to enjoin the performance of, the Transaction Documents.

C-27

Exhibit 3

Form of Officer’s Certificate

 CAMBER ENERGY, INC.

June 22, 2020

The undersigned hereby certifies that:

The undersigned is the duly appointed Chief Executive Officer of Camber Energy, Inc., a Nevada corporation (“Company”).

This Officer’s Certificate (“Certificate”) is being delivered to ____________________ (“Investor”), by Company, to fulfill the requirement under the Stock Purchase Agreement, dated June 22, 2020, between Investor and Company (“Agreement”). Terms used and not defined in this Certificate have the meanings set forth in the Agreement.

The representations and warranties of Company set forth in Sections III.A and III.B of the Agreement are true and correct in all material respects as if made on the above date (except for any representations and warranties that are expressly made as of a particular date, in which case such representations and warranties will be true and correct in all material respects as of such particular date), and no default has occurred under the Agreement, or any other agreement with Investor or any Affiliate of Investor.

Company is not, and will not be as a result of the Closing, in default of the Agreement, any other agreement with Investor or any Affiliate of Investor.

All of the conditions to the Closing required to be satisfied by Company prior to the Closing have been satisfied in their entirety.

IN WITNESS WHEREOF, the undersigned has executed this Officer’s Certificate as of the date set forth above.

Signed:
Name:
Title:

C-28

Exhibit 4

Form of Secretary’s Certificate

June 22, 2020

The undersigned hereby certifies that:

The undersigned is the duly appointed Secretary of Camber Energy, Inc., a Nevada corporation (the “Company”).

This Secretary’s Certificate (“Certificate”) is being delivered to ____________________ (“Investor”), by Company, to fulfill the requirement under the Stock Purchase Agreement, dated June 22, 2020, between Investor and Company (“Agreement”). Terms used and not defined in this Certificate have the meanings set forth in the Agreement.

Attached hereto as Exhibit “A” is a true, correct and complete copy of the Certificate of Incorporation of Company, as in effect on the Effective Date.

Attached hereto as Exhibit “B” is a true, correct and complete copy of the Bylaws of Company, as in effect on the Effective Date.

Attached hereto as Exhibit “C” is a true, correct and complete copy of the resolutions of the Board of Directors of Company authorizing the Agreement, the Transaction Documents, and the transactions contemplated thereby. Such resolutions have not been amended or rescinded and remain in full force and effect as of the date hereof.

IN WITNESS WHEREOF, the undersigned has executed this Secretary’s Certificate as of the date set forth above.

Signed:
Name:
Title:

C-29

Annex D

150303

Filed in the office of	Document Number
Barbara K. Cegavske	20190289543-73
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 07/08/2019 8:00 AM
	Entity Number C31179-2003

Amendment to Certificate of Designation After Issuance of Class or Series

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955 - After Issuance of Class or Series)

1. Name of corporation:

Camber Energy, Inc. [C31179-2003]

2. Stockholder approval pursuant to statute has been obtained.

3. The class or series of stock being amended:

Series C Redeemable Convertible Preferred Stock

4. By a resolution adopted by the board of directors, the certificate of designation is being amended as follows or the new class or series is:

5. Effective date of filing: (optional)

6. Signature: (required)

X Louis G. Schott

Signature of Officer

Filing Fee: $175.00

This form must be accompanied by appropriate fees.

PRINT

Nevada Secretary of State NRS Amend Designation - After
Revised: 1-5-15

Page 1 of 18	D-1

CAMBER ENERGY, INC.

AMENDED AND RESTATED

CERTIFICATE OF DESIGNATIONS OF PREFERENCES, POWERS,
RIGHTS AND LIMITATIONS
OF
SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK

Pursuant to Section 78.1955 of the Nevada Revised Statutes (the “NRS”), Camber Energy, Inc., a company organized and existing under the State of Nevada (the “Corporation”),

DOES HEREBY CERTIFY that, (a) the Board of Directors, by unanimous written consent of all members of the Board of Directors on July 2, 2019; and (b) the stockholders of the Series C Redeemable Convertible Preferred Stock of the Corporation, voting as a class, on June 28, 2019, duly adopted this Amended and Restated Certificate of Designations of Preferences, Powers, Rights and Limitations of Series C Redeemable Convertible Preferred Stock, by adoption of a resolution which reads as follows, and which shall amend, replace and supersede the Certificate of Designations of Preferences, Powers, Rights and Limitations of Series C Redeemable Convertible Preferred Stock, previously filed by the Corporation with the Secretary of State of Nevada on August 25, 2016 and amended on July 25, 2018 (as amended to date, the “Prior Designation”), which resolution is and reads as follows:

WHEREAS, the Certificate of Incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, comprised of 10,000,000 shares, $0.001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series;

WHEREAS, the Board of Directors of the Corporation is authorized to fix the dividend rights, dividend rate, powers, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of Preferred Stock and the number of shares constituting any Series and the designation thereof, of any of them;

Page 2 of 18	D-2

WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid and as set forth in this Amended and Restated Certificate of Designations of Preferences, Powers, Rights and Limitations of Series C Redeemable Convertible Preferred Stock (the “Designation”), to designate the rights, preferences, restrictions and other matters relating to the Series C Redeemable Convertible Preferred Stock, which will consist of up to 5,000 shares of the Preferred Stock which the Corporation has the authority to issue, and which shall amend, supersede and replace the Prior Designation, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Preferred Stock shall have the following powers, rights, preferences, and restrictions as follows:

I.             Terms of Preferred Stock.

A.            Designation and Amount. A series of Preferred Stock is hereby designated as the Corporation’s Series C Redeemable Convertible Preferred Stock, par value of $0.001 per share (the “Series C Preferred Stock”), the number of shares of which so designated are 5,000 shares of Series C Preferred Stock; which Series C Preferred Stock will not be subject to increase without any consent of the holders of the Series C Preferred Stock (each a “Holder” and collectively, the “Holders”) that may be required by applicable law.

B.            Ranking and Voting.

1.            Ranking. The Series C Preferred Stock will, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, rank: (a) senior to the Corporation’s Common Stock, $0.001 par value per share (“Common Stock”); (b) junior to the Series E Redeemable Convertible Preferred Stock and Series F Redeemable Convertible Preferred Stock, as such may be designated as of the date of this Designation, or which may be designated by the Corporation after the date of this Designation (the “Series E and F Preferred”) as to the Lineal Star Assets but senior to the Series E and F Preferred as to all other assets of the Company; (c) senior, pari passu or junior with respect to any other series of Preferred Stock, as set forth in the Certificate of Designations of Preferences, Powers, Rights and Limitations with respect to such Preferred Stock; and (d) junior to all existing and future indebtedness of the Corporation. Without the prior written consent of the Holders of a majority of the outstanding shares of Series C Preferred Stock (voting separately as a single class), the Corporation may not issue any additional shares of Series C Preferred Stock, or any other Preferred Stock that is pari passu or senior to the Series C Preferred Stock with respect to any rights for a period of 1 year after the earlier of such date (i) a registration statement is effective and available for the resale of all Conversion Shares, or (ii) Securities Act Rule 144 is available for the immediate unrestricted resale of all Conversion Shares, other than the Series E and Series F Preferred Stock.

2.             Voting. Except as required by applicable law or as set forth herein, the holders of shares of Series C Preferred Stock will have no right to vote on any matters, questions or proceedings of this Corporation including, without limitation, the election of directors except: (a) during a period where a dividend (or part of a dividend) is in arrears; (b) on a proposal to reduce the Company’s share capital; (c) on a resolution to approve the terms of a buy-back agreement; (d) on a proposal to wind up the Company; (e) on a proposal for the disposal of all or substantially all the Company’s property, business and undertaking; and (f) during the winding-up of the entity.

Page 3 of 18	D-3

C.            Dividends.

1.            Commencing on the date of the issuance of any such shares of Series C Preferred Stock (each respectively an “Issuance Date”), each outstanding share of Series C Preferred Stock will accrue cumulative dividends (“Dividends”), at a rate equal to 6.0% per annum, subject to adjustment as provided in this Certificate of Designations (“Dividend Rate”), of the Face Value. Dividends will be payable with respect to any shares of Series C Preferred Stock upon any of the following: (a) upon redemption of such shares in accordance with Section I.F; (b) upon conversion of such shares in accordance with Section I.G; and (c) when, as and if otherwise declared by the board of directors of the Corporation.

2.            Dividends, as well as any applicable Conversion Premium payable hereunder, will be paid: (a) in the Corporation’s sole and absolute discretion, immediately in cash; or (b) if Corporation notifies Holder it will not pay all or any portion in cash, or to the extent cash is not paid and received as soon as practicable, and in any event within 1 Trading Day after the Notice Time, for any reason whatsoever, in shares of Common Stock valued at (i) if there has never been a Trigger Event, (A) 95.0% of the average of the 5 lowest individual daily volume weighted average prices of the Common Stock on the Trading Market during the applicable Measurement Period, which may be non-consecutive, less $0.05 per share of Common Stock, not to exceed (B) 100% of the lowest sales price on the last day of such Measurement Period less $0.05 per share of Common Stock (ii) following any Trigger Event, (A) 85.0% of the lowest daily volume weighted average price during any Measurement Period for any conversion by Holder, less $0.10 per share of Common Stock, not to exceed (B) 85.0% of the lowest sales price on the last day of any Measurement Period, less $0.10 per share of Common Stock. In no event will the value of Common Stock pursuant to the foregoing be below the par value per share. All amounts that are required or permitted to be paid in cash pursuant to this Certificate of Designations will be paid by wire transfer of immediately available funds to an account designated by Holder.

3.            So long as any shares of Series C Preferred Stock are outstanding, the Company will not repurchase shares of Common Stock other than as payment of the exercise or conversion price of a convertible security or payment of withholding tax, and no dividends or other distributions will be paid, declared or set apart with respect to any Common Stock, except for Purchase Rights.

D.            Protective Provision.

1.            So long as any shares of Series C Preferred Stock are outstanding, the Corporation will not, without the affirmative approval of the Holders of a majority of the shares of the Series C Preferred Stock then outstanding (voting separately as one class), (i) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or alter or amend this Certificate of Designations, (ii) authorize or create any class of stock ranking as to distribution of dividends senior to the Series C Preferred Stock, (iii) amend its certificate of incorporation or other charter documents in breach of any of the provisions hereof, (iv) increase the authorized number of shares of Series C Preferred Stock or (v) enter into any agreement with respect to the foregoing.

Page 4 of 18	D-4

2.            A “Deemed Liquidation Event” will mean: (a) a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except (i) any such merger or consolidation involving the Corporation or a subsidiary in which the Corporation is the surviving or resulting corporation, (ii) any merger effected exclusively to change the domicile of the Corporation, (iii) any transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain more than 50% of the total voting power of such surviving entity, or (iv) the Merger; (b) Corporation issues convertible or equity securities that are senior to the Series C Preferred Stock in any respect, other than the securities issued in the Merger; (c) Holder does not receive the number of Conversion Shares stated in a Delivery Notice with 5 Trading Days of the Notice Time; (d) trading of the Common Stock is halted or suspended by the Trading Market or any U.S. governmental agency for 10 or more consecutive trading days; or (e) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation, other than the Merger and except otherwise agreed to by holders holding a majority of the then outstanding Series C Preferred Stock.

3.            The Corporation will not have the power to close or effect a voluntary Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation will be allocated among the holders of capital stock of the Corporation in accordance with Section I.E, and the required amount is paid to Holder prior to or upon closing, effectuation or occurrence of the Deemed Liquidation Event.

E.           Liquidation.

1.             Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of debts and other liabilities of the Corporation, prior to any distribution or payment made to the holders of Preferred Stock or Common Stock by reason of their ownership thereof, the Holders of Series C Preferred Stock will be entitled to be paid out of the assets of the Corporation (other than the Lineal Star Assets) available for distribution to its stockholders an amount with respect to each share of Series C Preferred Stock equal to $10,000.00 (“Face Value”), plus an amount equal to any accrued but unpaid Dividends thereon (collectively with the Face Value, the “Liquidation Value”).

Page 5 of 18	D-5

2.            If, upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the amounts payable with respect to the shares of Series C Preferred Stock are not paid in full, the holders of shares of Series C Preferred Stock will share equally and ratably with the holders of shares of Preferred Stock and Common Stock in any distribution of assets of the Corporation (other than the Lineal Star Assets) in proportion to the liquidation preference and an amount equal to all accumulated and unpaid Dividends, if any, to which each such holder is entitled.

3.            If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation will be insufficient to make payment in full to all Holders, then the assets distributable to the Holders will be distributed among the Holders at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

F.            Redemption.

1.            Corporation’s Redemption Option. On the Dividend Maturity Date, the Corporation may redeem any or all shares of Series C Preferred Stock by paying Holder in cash an amount per share equal to 100% of the Liquidation Value for the shares redeemed.

2.            Early Redemption. Prior to the Dividend Maturity Date, provided that no Trigger Event has occurred, the Corporation will have the right at any time upon 30 Trading Days’ prior written notice, in its sole and absolute discretion, to redeem all or any portion of the shares of Series C Preferred Stock then outstanding by paying Holder in cash an amount per share of Series C Preferred Stock (the “Early Redemption Price”) equal to the sum of the following: (a) 100% of the Face Value, plus (b) the Conversion Premium, minus (c) any Dividends that have been paid, for each share of Series C Preferred Stock redeemed.

3.            Credit Risk Adjustment.

a.           The Dividend Rate will adjust downward by an amount equal to the Spread Adjustment for each amount, if any, equal to the Adjustment Factor that the Measuring Metric rises above the Maximum Triggering Level, down to a minimum of 0.0%.

b.           The Dividend Rate will adjust upward by an amount equal to the Spread Adjustment for each amount, if any, equal to the Adjustment Factor that the Measuring Metric falls below the Minimum Triggering Level, up to a maximum of 24.95%. In addition, the Dividend Rate will adjust upward by 10.0% following the occurrence of any Trigger Event.

c.           The adjusted Dividend Rate used for calculation of the Liquidation Value, Conversion Premium, Early Redemption Price and Dividend, as applicable, and the amount of Dividends owed will be calculated and determined based upon the Measuring Metric at close of the Trading Market immediately prior to the Notice Time.

Page 6 of 18	D-6

4.            Mandatory Redemption. If the Corporation determines to liquidate, dissolve or wind-up its business and affairs, or upon closing or occurrence of any Deemed Liquidation Event, the Corporation will after the redemption of the Series E and Series F Preferred Stock for ownership of Lineal Holdings, LLC, to the extent allowed under applicable law, but thereafter, prior to or concurrently with the closing, effectuation or occurrence any such action, redeem the Series C Preferred Stock for cash, by wire transfer of immediately available funds to an account designated by Holder, at the Early Redemption Price set forth in Section I.F.2 if the event is prior to the Dividend Maturity Date, or at the Liquidation Value if the event is on or after the Dividend Maturity Date.

5.            Mechanics of Redemption. In order to redeem any of the Holders’ Series C Preferred Stock then outstanding, the Corporation must deliver written notice (each, a “Redemption Notice”) to each Holder setting forth (a) the number of shares of Series C Preferred Stock that the Corporation is redeeming, (b) the applicable Dividend Rate, Liquidation Value and Early Redemption Price, and (c) the calculation of the amount paid. Upon receipt of full payment in cash for a complete redemption, each Holder will promptly submit to the Corporation such Holder’s Series C Preferred Stock certificates. In connection with a mandatory redemption, the notice will be delivered as soon as the number of shares can be determined, and in all other instances at least 30 Trading Days prior to payment. For the avoidance of doubt, the delivery of a Redemption Notice will not affect Holder’s rights under Section I.G until after receipt of cash payment by Holder at the required time.

G.            Conversion.

1.            Mechanics of Conversion.

a.           One or more shares of the Series C Preferred Stock may be converted, in part or in whole, into shares of Common Stock, at any time or times after the Issuance Date, in the sole and absolute discretion of Holder or, subject to the terms and conditions hereof, the Corporation; (i) if at the option of Holder, by delivery of one or more written notices to the Corporation or its transfer agent (each, a “Holder Conversion Notice”), of the Holder’s election to convert any or all of its Series C Preferred Stock; or (ii) if at the option of the Corporation, if the Equity Conditions are met, delivery of written notice to Holder (each, a “Corporation Conversion Notice,” with the Holder Conversion Notice, each a “Conversion Notice,” and with the Redemption Notice, each an “Initial Notice”), of the Corporation’s election to convert the Series C Preferred Stock.

b.           Each Delivery Notice will set forth the number of shares of Series C Preferred Stock being converted, the minimum number of Conversion Shares and the amount of Dividends and any applicable Conversion Premium due as of the time the Delivery Notice is given (the “Notice Time”), and the calculation thereof.

Page 7 of 18	D-7

b.           If the Corporation notifies Holder by 10:00 a.m. Eastern time on the Trading Day after the Notice Time that it is paying all or any portion of Dividends or Conversion Premium, and actually pays in cash by the next Trading Day, time being of the essence, the full amount of Dividends and Conversion Premium stated in the Delivery Notice, no further amount will be due with respect thereto.

c.           As soon as practicable, and in any event within 1 Trading Day of the Notice Time, time being of the essence, the Corporation will do all of the following: (i) transmit the Delivery Notice by facsimile or electronic mail to the Holder, and to the Corporation’s transfer agent (the “Transfer Agent”) with instructions to comply with the Delivery Notice; (ii) either (A) if the Corporation is approved through The Depository Trust Corporation (“DTC”), authorize and instruct the credit by the Transfer Agent the aggregate number of Conversion Shares set forth in the Delivery Notice, to Holder’s or its designee’s balance account with the DTC Fast Automated Securities Transfer (FAST) Program, through its Deposit/Withdrawal at Custodian (DWAC) system, or (B) only if the Corporation is not approved through DTC, issue and surrender to a common carrier for overnight delivery to the address as specified in the Delivery Notice a certificate registered in the name of Holder or its designee, for the number of Conversion Shares set forth in the Delivery Notice, bearing no restrictive legend unless a registration statement covering the Conversion Shares is not effective and neither Company nor Investor provides an opinion of counsel to the effect that Conversion Shares may be issued without restrictive legend; and (iii) if it contends that the Delivery Notice is in any way incorrect, a through explanation of why and its own calculation, or the Delivery Notice will conclusively be deemed correct for all purposes. The Corporation will at all times diligently take or cause to be taken all actions reasonably necessary to cause the Conversion Shares to be issued as soon as practicable.

d.           If during the Measurement Period the Holder is entitled to receive additional Conversion Shares with regard to an Initial Notice, Holder may at any time deliver one or more additional written notices to the Corporation or its transfer agent (each, an “Additional Notice” and with the Initial Notice, each a “Delivery Notice”) setting forth the additional number of Conversion Shares to be delivered, and the calculation thereof.

e.           If the Corporation for any reason does not issue or cause to be issued to the Holder within 3 Trading Days after the date of a Delivery Notice, the number of Conversion Shares stated in the Delivery Notice, then, in addition to all other remedies available to the Holder, as liquidated damages and not as a penalty, the Corporation will pay in cash to the Holder on each day after such 3rd Trading Day that the issuance of such Conversion Shares is not timely effected an amount equal to 2% of the product of (i) the aggregate number of Conversion Shares not issued to the Holder on a timely basis and to which the Holder is entitled and (ii) the highest Closing Price of the Common Stock between the date on which the Corporation should have issued such shares to the Holder and the actual date of receipt of Conversion Shares by Holder. It is intended that the foregoing will serve to reasonably compensate Holder for any delay in delivery of Conversion Shares, and not as punishment for any breach by the Corporation. The Corporation acknowledges that the actual damages likely to result from delay in delivery are difficult to estimate and would be difficult for Holder to prove.

Page 8 of 18	D-8

f.            Notwithstanding any other provision: all of the requirements of Section I.F and this Section I.G are each independent covenants; the Corporation’s obligations to issue and deliver Conversion Shares upon any Delivery Notice are absolute, unconditional and irrevocable; any breach or alleged breach of any representation or agreement, or any violation or alleged violation of any law or regulation, by any party or any other person will not excuse full and timely performance of any of the Corporation’s obligations under these sections; and under no circumstances may the Corporation seek or obtain any temporary, interim or preliminary injunctive or equitable relief to prevent or interfere with any issuance of Conversion Shares to Holder.

g.          If for any reason whatsoever Holder does not timely receive the number of Conversion Shares stated in any Delivery Notice, Holder will be entitled to a compulsory remedy of immediate specific performance, temporary, interim and, preliminary and final injunctive relief requiring Corporation and its transfer agent, attorneys, officers and directors to immediately issue and deliver the number of Conversion Shares stated by Holder, which requirement will not be stayed for any reason, without the necessity of posting any bond, and which Corporation may not seek to stay or appeal.

h.          No fractional shares of Common Stock are to be issued upon conversion of Series C Preferred Stock, but rather the Corporation will issue to Holder scrip or warrants registered on the books of the Corporation (certificated or uncertificated) which will entitle Holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share. The Holder will not be required to deliver the original certificates for the Series C Preferred Stock in order to effect a conversion hereunder. The Corporation will pay any and all taxes which may be payable with respect to the issuance and delivery of any Conversion Shares.

2.            Holder Conversion. In the event of a conversion of any Series C Preferred Stock pursuant to a Holder Conversion Notice, the Corporation will (a) satisfy the payment of Dividends and Conversion Premium with respect to the shares of Series C Preferred Stock converted as provided in Section I.C.2, and (b) issue to the Holder of such Series C Preferred Stock a number of Conversion Shares equal to (i) the Face Value multiplied by (ii) the number of such Series C Preferred Stock subject to the Holder Conversion Notice divided by (iii) the applicable Conversion Price with respect to such Series C Preferred Stock; all in accordance with the procedures set forth in Section I.G.1.

3.             Corporation Conversion. The Corporation will have the right to send the Holder a Corporation Conversion Notice at any time in its sole and absolute discretion, if the Equity Conditions are met as of the time such Corporation Conversion Notice is given. Upon any conversion of any Series C Preferred Stock pursuant to a Corporation Conversion Notice, the Corporation will on the date of such notice (a) satisfy the payment of Dividends and Conversion Premium with respect to the shares of Series C Preferred Stock converted as provided in Section I.C.2, and (b) issue to the Holder of such Series C Preferred Stock a number of Conversion Shares equal to (i) the Face Value multiplied by (ii) the number of such Series C Preferred Stock subject to the Holder Conversion Notice divided by (iii) the applicable Conversion Price with respect to such Series C Preferred Stock; all in accordance with the procedures set forth in Section I.G.1.

Page 9 of 18	D-9

4.            Stock Splits. If the Corporation at any time on or after the filing of this Certificate of Designations subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the applicable Conversion Price, Adjustment Factor, Maximum Triggering Level, Minimum Triggering Level, and other share based metrics in effect immediately prior to such subdivision will be proportionately reduced and the number of shares of Common Stock issuable will be proportionately increased. If the Corporation at any time on or after such Issuance Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the applicable Conversion Price, Adjustment Factor, Maximum Triggering Level, Minimum Triggering Level, and other share based metrics in effect immediately prior to such combination will be proportionately increased and the number of Conversion Shares will be proportionately decreased. Any adjustment under this Section will become effective at the close of business on the date the subdivision or combination becomes effective.

5.            Rights. In addition to any adjustments pursuant to Section I.G.4, if at any time the Corporation grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which Holder could have acquired if Holder had held the number of shares of Common Stock acquirable upon conversion of all Preferred Stock held by Holder immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

6.            Notices.The holders of shares of Series C Preferred Stock are entitled to the same rights as the holders of Common Stock with respect to rights to receive notices, reports and audited accounts from the Company and with respect to attending stockholder meetings.

7.            Definitions. The following terms will have the following meanings:

a.            “Adjustment Factor” means $0.10 per share of Common Stock.

b.            “Acquisition” means the closing of the acquisition of assets contemplated by that certain Asset Purchase Agreement dated December 30, 2015 between Company and the sellers named therein, as disclosed in the current report on Form 8-K filed with the Securities & Exchange Commission on December 31, 2015.

Page 10 of 18	D-10

c.             “Closing Price” means, for any security as of any date, the last closing bid price for such security on the Trading Market, or, if the Trading Market begins to operate on an extended hours basis and does not designate the closing bid price, then the last bid price of such security prior to 4:00 p.m., Eastern time, or, if the Trading Market is not the principal securities exchange or trading market for such security, the last closing bid price of such security on the principal securities exchange or trading market where such security is listed or traded, or if the foregoing do not apply, the last closing bid price of such security in the over-the-counter market on the electronic bulletin board for such security, or, if no closing bid price is reported for such security, the average of the bid prices of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).

d.             “Conversion Premium” for each share of Series C Preferred Stock means the Face Value, multiplied by the product of (i) the applicable Dividend Rate, and (ii) the number of whole years between the Issuance Date and the Dividend Maturity Date.

e.             “Conversion Price” means a price per share of Common Stock equal to $3.25 per share of Common Stock, subject to adjustment as otherwise provided herein.

f.             “Conversion Shares” means all shares of Common Stock that are required to be or may be issued upon conversion of Series C Preferred Stock.

g.            “Dividend Maturity Date” means the date that is 7 years after the Issuance Date.

h.            “Equity Conditions” means on each day during the Measurement Period, (i) the Common Stock is not under chill or freeze from DTC, the Common Stock is designated for trading on OTCQB or higher market and will not have been suspended from trading on such market, and delisting or suspension by the Trading Market has not been threatened or pending, either in writing by such market or because Company has fallen below the then effective minimum listing maintenance requirements of such market; (ii) the Corporation has delivered Conversion Shares upon all conversions or redemptions of the Series C Preferred Stock in accordance with their terms to the Holder on a timely basis; (iii) the Corporation will have no knowledge of any fact that would cause both of the following (A) a registration statement not to be effective and available for the resale of all Conversion Shares, and (B) Section 3(a)(9) under the Securities Act of 1933, as amended, not to be available for the issuance of all Conversion Shares, or Regulation S or Securities Act Rule 144 not to be available for the resale of all the Conversion Shares underlying the Series C Preferred Stock without restriction; (iv) there has been a minimum of $5 million in aggregate trading volume over the last 20 consecutive Trading Days; (v) all shares of Common Stock to which Holder is entitled have been timely received into Holder’s designated account in electronic form fully cleared for trading; (vi) the Corporation otherwise will have been in compliance with and will not have breached any provision, covenant, representation or warranty of any Transaction Document; (vii) the Measuring Metric is at least $1.50; (viii) no Trigger Event will have occurred; (ix) the Corporation will have been assigned all right and title to the properties being acquired in the Acquisition, or cumulative assignments representing not less than 90% of the value of the assets described; and (x) the properties being assigned to the Corporation in the Acquisition will have daily production of not less than 700 barrels of oil equivalent per day as of the most recent production data available, not more than 75 days old.

Page 11 of 18	D-11

i.              “Lineal Star Assets” means the securities and assets of Lineal Star Holdings, LLC and its existing and future subsidiaries.

j.             “Maximum Triggering Level” means $3.75 per share of Common Stock.

k.            “Measurement Period” means the period beginning, if no Trigger Event has occurred 30 Trading Days, and if a Trigger Event has occurred 60 Trading Days, before the Notice Date, and ending, if no Trigger Event has occurred 30 Trading Days, and if a Trigger Event has occurred 60 Trading Days, after the number of Conversion Shares stated in the initial Notice have actually been received into Holder’s designated brokerage account in electronic form and fully cleared for trading; provided that for each day during the Measurement Period on which less than all of the conditions set forth in Section I.G.6.h exist, 1 Trading Day will be added to what otherwise would have been the end of the Measurement Period.

l.             “Measuring Metric” means the volume weighted average price of the Common Stock on any Trading Day following the Issuance Date of the Series C Preferred Stock.

m.           “Merger” means any combination, through any sale of securities or merger, between the Company and Lineal Star Holdings, LLC, a Delaware limited liability company or its affiliates.

n.            “Minimum Triggering Level” means $2.75 per share of Common Stock.

o.             “Spread Adjustment” means 100 basis points.

p.            “Stock Purchase Agreement” means the Stock Purchase Agreement or other agreement pursuant to which any share of Series C Preferred Stock is issued, including all exhibits thereto and all related Transaction Documents as defined therein.

q.             “Trading Day” means any day on which the Common Stock is traded on the Trading Market.

Page 12 of 18	D-12

r.           “Trading Market” means the NYSE American or whatever is at the applicable time, the principal U.S. trading exchange or market for the Common Stock. All Trading Market data will be measured as provided by the appropriate function of the Bloomberg Professional service of Bloomberg Financial Markets or its successor performing similar functions.

s.           “Transaction Documents” means Preferred Stock Purchase Agreement dated April 6, 2016; Securities Purchase Agreement dated April 6, 2016; Stock Purchase Agreement dated October 5, 2017; Stock Purchase Agreement dated October 26, 2018; and Stock Purchase Agreement dated November 23, 2018 each as amended from time to time, and all documents ancillary thereto.

7.           Issuance Limitation.

a.            Beneficial Ownership. Notwithstanding any other provision, at no time may the Corporation issue shares of Common Stock to Holder which, when aggregated with all other shares of Common Stock then deemed beneficially owned by Holder, would result in Holder owning more than 4.99% of all Common Stock outstanding immediately after giving effect to such issuance, as determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder; provided, however, that Holder may increase such amount to 9.99% upon not less than 61 days’ prior notice to the Corporation. To the extent that any conversion would otherwise result in exceeding the beneficial ownership limitation set forth in the preceding sentence, the Delivery Notice will specify the number of shares that may be delivered without exceeding the limitation, and any issuance beyond such extent will be held in abeyance until such time as it would not result in Holder exceeding the beneficial ownership limitation. No provision of this paragraph may be waived by Holder or the Corporation.

b.            Principal Market Regulation. Company will not issue any Conversion Shares under this Certificate of Designations, the Warrant issued to Holder on the Issuance Date, the Securities Purchase Agreement with Investor dated the Issuance Date, the Debenture or the Common Stock Purchase Warrant issued to Investor pursuant thereto, if the issuance would exceed the aggregate number of shares of Common Stock the Company may issue without breaching Company’s obligations under NYSE American rules, except that such limitation will not apply following stockholder approval in accordance with the requirements of NYSE American rules or a waiver from NYSE American (“Approval”).

8.          Conversion at Maturity. On the Dividend Maturity Date, all remaining outstanding Series C Preferred Stock will automatically be converted into shares of Common Stock.

Page 13 of 18	D-13

H.            Trigger Event.

1.            Any occurrence of any one or more of the following will constitute a “Trigger Event”:

(a)         Holder does not timely receive the number of Conversion Shares stated in any Conversion Notice pursuant to this Certificate of Designations or any other agreement with Holder for any reason whatsoever, time being of the essence, including without limitation the issuance of restricted shares if counsel for Corporation or Holder provides a legal opinion that shares may be issued without restrictive legend;

(b)         Any violation of or failure to timely perform any covenant or provision of this Certificate of Designations, the Stock Purchase Agreement, any Transaction Document or any other agreement with Holder, related to payment of cash, registration or delivery of Conversion Shares, time being of the essence;

(c)         Any violation of or failure to perform any covenant or provision of this Certificate of Designations, the Stock Purchase Agreement, any Transaction Document or any other agreement with Holder, which in the case of a default that is curable, is not related to payment of cash, registration or delivery of Conversion Shares, and has not occurred before, is not cured within 5 Trading Days of written notice thereof;

(d)         Any representation or warranty made in the Securities Purchase Agreement, any Transaction Document or any other agreement with Holder will be untrue, incorrect, or misleading in any material respect as of the date when made or deemed made;

(e)         The occurrence of any default or event of default under any material agreement, lease, document or instrument to which the Corporation or any subsidiary other than CATI Operating LLC, a Texas limited liability company (“CATI”) is obligated, including without limitation of an aggregate of at least $500,000 of indebtedness;

(f)          While any Registration Statement is required to be maintained effective, the effectiveness of the Registration Statement lapses for any reason, including, without limitation, the issuance of a stop order, or the Registration Statement, or the prospectus contained therein, is unavailable to Holder sale of all Conversion Shares for any 5 or more Trading Days, which may be non-consecutive;

(g)          The suspension from trading or the failure of the Common Stock to be trading or listed on the Trading Market;

(h)         The Corporation notifies Holder, including without limitation, by way of public announcement or through any of its attorneys, agents or representatives, of its intention not to comply, as required, with a Conversion Notice pursuant to this Certificate of Designations or any other agreement with Holder, at any time, including without limitation any objection or instruction to its transfer agent not to comply with any notice from Holder;

Page 14 of 18	D-14

(i)          Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors will be instituted by or against the Corporation or any subsidiary other than CATI and, if instituted against the Corporation or any subsidiary other than CATI by a third party, an order for relief is entered or the proceedings are not dismissed within 30 days of their initiation;

(j)          The appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, or other similar official of the Corporation or any subsidiary other than CATI or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Corporation or any subsidiary other than CATI in furtherance of any such action or the taking of any action by any person to commence a foreclosure sale or any other similar action under any applicable law;

(k)         A final judgment or judgments for the payment of money aggregating in excess of $500,000 are rendered against the Corporation or any of its subsidiaries other than CATI and are not stayed or satisfied within 30 days of entry;

(l)          The Corporation does not for any reason timely comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder, including without limitation timely filing when first due all periodic reports;

(m)        Any regulatory, administrative or enforcement proceeding is initiated against Corporation or any subsidiary (except to the extent an adverse determination would not have a material adverse effect on the Company’s business, properties, assets, financial condition or results of operations or prevent the performance by the Company of any material obligation under the Transaction Documents); or

(n)         Any material provision of this Certificate of Designations shall at any time for any reason, other than pursuant to the express terms thereof, cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof will be contested by any party thereto, or a proceeding will be commenced by the Corporation or any subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Corporation or any subsidiary denies that it has any liability or obligation purported to be created under this Certificate of Designations.

Page 15 of 18	D-15

2.            It is intended that all adjustments made following a Trigger Event will serve to reasonably compensate Holder for the consequences and increased risk following a Trigger Event, and not as a penalty or punishment for any breach by the Corporation. The Corporation acknowledges that the actual damages likely to result from a Trigger Event are difficult to estimate and would be difficult for Holder to prove.

II.            General.

A.            Notices. Any and all notices to the Corporation will be addressed to the Corporation’s Chief Executive Officer at the Corporation’s principal place of business on file with the Secretary of State of the State of Nevada. Any and all notices or other communications or deliveries to be provided by the Corporation to any Holder hereunder will be in writing and delivered personally, by electronic mail or facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the electronic mail, facsimile telephone number or address of such Holder appearing on the books of the Corporation, or if no such electronic mail, facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder will be deemed given and effective on the earliest of (1) the date of transmission, if such notice or communication is delivered via facsimile or electronic mail prior to 5:30 p.m. Eastern time, (2) the date after the date of transmission, if such notice or communication is delivered via facsimile or electronic mail later than 5:30 p.m. but prior to 11:59 p.m. Eastern time on such date, (3) the second business day following the date of mailing, if sent by nationally recognized overnight courier service, or (4) upon actual receipt by the party to whom such notice is required to be given, regardless of how sent.

B.           Lost or Mutilated Preferred Stock Certificate. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered Holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Series C Preferred Stock, and in the case of any such loss, theft or destruction upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the Holder is a financial institution or other institutional investor its own agreement will be satisfactory) or in the case of any such mutilation upon surrender of such certificate, the Corporation will, at its expense, execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

C.            Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designations and will not be deemed to limit or affect any of the provisions hereof.

NOW THEREFORE BE IT RESOLVED, that the Designation is hereby approved, affirmed, confirmed, and ratified; and it is further

RESOLVED, that each officer of the Corporation be and hereby is authorized, empowered and directed to execute and deliver, in the name of and on behalf of the Corporation, any and all documents, and to perform any and all acts necessary to reflect the Board of Directors approval and ratification of the resolutions set forth above; and it is further

Page 16 of 18	D-16

RESOLVED, that in addition to and without limiting the foregoing, each officer of the Corporation and the Corporation’s attorney be and hereby is authorized to take, or cause to be taken, such further action, and to execute and deliver, or cause to be delivered, for and in the name and on behalf of the Corporation, all such instruments and documents as he may deem appropriate in order to effect the purpose or intent of the foregoing resolutions (as conclusively evidenced by the taking of such action or the execution and delivery of such instruments, as the case may be) and all action heretofore taken by such officer in connection with the subject of the foregoing recitals and resolutions be, and it hereby is approved, ratified and confirmed in all respects as the act and deed of the Corporation; and it is further

RESOLVED, that this Designation may be executed in several counterparts, each of which is an original; that it shall not be necessary in making proof of this Designation or any counterpart hereof to produce or account for any of the other.

[Remainder of page left intentionally blank. Signature page follows.]

Page 17 of 18	D-17

IN WITNESS WHEREOF, the Corporation has caused this “Amended and Restated Certificate of Designations of Preferences, Powers, Rights and Limitations of Series C Redeemable Convertible Preferred Stock” to be duly executed and approved this 8th day of July 2019.

By:	/s/ Louis G. Schott
Name: Louis G. Schott
Its: Interim CEO

Page 18 of 18	D-18

Annex E

*090204*

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
Camber Energy, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)
Article Four Capital Stock is deleted and replaced in its entirety with Article Four set forth on the attachment hereto (which shall have no effect on any previously designated series of preferred stock)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

4. Effective date and time of filing: (optional)	Date:	Time:
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X
Signature of Officer

*lf any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After Revised: 1-5-15

ARTICLE FOUR. CAPITAL STOCK

A. General Authorization.

The Corporation has the authority to issue Two Hundred and Sixty Million (260,000,000) shares of stock consisting of:

(1)	Common Stock. Two Hundred and Fifty Million (250,000,000) shares of common stock, having a par value of $0.001 per share (the “Common Stock”); and

(2)	Preferred Stock. Ten Million (10,000,000) shares of Preferred Stock having a par value of $0.001 per share (the “Preferred Stock”).

All capital stock when issued shall be fully paid and nonassessable. No holder of shares of stock of this Corporation is entitled as such to any pre-emptive or preferential rights to subscribe to any unissued stock or any other securities which the Corporation may now or hereafter issue.

B. Common Stock.

(1)	Number of Shares. The Common Stock shall consist of Two Hundred and Fifty Million (250,000,000) shares.

(2)	Voting. Except as provided in these Articles of Incorporation or by applicable law, each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on all matters as to which Common Stockholders are entitled to vote, which voting rights shall not be cumulative in any election of Directors.

(3)	Other Rights. Each share of Common Stock issued and outstanding shall be identical in all respects with each other such share, and no dividends shall be paid on any shares of Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. Except for and subject to those rights expressly granted to the holders of Preferred Stock and except as may be provided by the laws of the State of Nevada, the Common Stockholders shall have all other rights of stockholders.

C. Preferred Stock.

Subject to the terms contained in any designation of a series of Preferred Stock, the Board of Directors is expressly authorized, at any time and from time to time, to fix, by resolution or resolutions, the following provisions for shares of any class or classes of Preferred Stock of the Corporation:

(1)	The designation of such class or series, the number of shares to constitute such class or series which may be increased (but not below the number of shares of that class or series then outstanding) by a resolution of the Board of Directors;

(2)	Whether the shares of such class or series shall have voting rights, in addition to any voting rights provided by law, and if so, the terms of such voting rights;

(3)	The dividends, if any, payable on such class or series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any share of stock of any other class or any other shares of the same class;

(4)	Whether the shares of such class or series shall be subject to redemption by the Corporation, and, if so, the times, prices and other conditions of such redemption or a formula to determine the times, prices and such other conditions;

(5)	The amount or amounts payable upon shares of such series upon, and the rights of the holders of such class or series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Corporation;

(6)	Whether the shares of such class or series shall be subject to the operation of a retirement or sinking fund, and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such class or series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(7)	Whether the shares of such class or series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of the same class or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchanges;

(8)	The limitations and restrictions, if any, to be effective while any shares of such class or series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Corporation of the Common Stock or shares of stock of any other class or any other series of the same class;

(9)	The conditions or restrictions, if any, upon the creation of indebtedness of the Corporation or upon the issuance of any additional stock, including additional shares of such class or series or of any other series of the same class or of any other class;

(10)	The ranking (be it pari passu, junior or senior) of each class or series vis-à-vis any other class or series of any class of Preferred Stock as to the payment of dividends, the distribution of assets and all other matters;

(11)	Facts or events to be ascertained outside the articles of incorporation of the Corporation, or the resolution establishing the class or series of stock, upon which any rate, condition or time for payment of distributions on any class or series of stock is dependent and the manner by which the fact or event operates upon the rate, condition or time of payment;

(12)	Any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof, insofar as they are not inconsistent with the provisions of the Articles of Incorporation of this Corporation, to the full extent permitted by the laws of the State of Nevada.

The powers, preferences and relative, participating, optional and other special rights of each class or series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Annex F

*090204*

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
Camber Energy, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)
Article Four Capital Stock is deleted and replaced in its entirety with Article Four set forth on the attachment hereto (which shall have no effect on any previously designated series of preferred stock)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

4. Effective date and time of filing: (optional)	Date:	Time:
(must not be later than 90 days after the certificate is filed)

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5. Signature: (required)

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Signature of Officer

*lf any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After Revised: 1-5-15

ARTICLE FOUR. CAPITAL STOCK

A. General Authorization.

The Corporation has the authority to issue Two Hundred and Sixty Million (260,000,000)1 shares of stock consisting of:

(1)	Common Stock. Two Hundred and Fifty Million (250,000,000)[1] shares of common stock, having a par value of $0.001 per share (the “Common Stock”); and

(2)	Preferred Stock. Ten Million (10,000,000) shares of Preferred Stock having a par value of $0.001 per share (the “Preferred Stock”).

All capital stock when issued shall be fully paid and nonassessable. No holder of shares of stock of this Corporation is entitled as such to any pre-emptive or preferential rights to subscribe to any unissued stock or any other securities which the Corporation may now or hereafter issue.

B. Common Stock.

(1)	Number of Shares. The Common Stock shall consist of Two Hundred and Fifty Million (250,000,000)[1] shares.

(2)	Voting. Except as provided in these Articles of Incorporation or by applicable law, each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on all matters as to which Common Stockholders are entitled to vote, which voting rights shall not be cumulative in any election of Directors.

(3)	Other Rights. Each share of Common Stock issued and outstanding shall be identical in all respects with each other such share, and no dividends shall be paid on any shares of Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. Except for and subject to those rights expressly granted to the holders of Preferred Stock and except as may be provided by the laws of the State of Nevada, the Common Stockholders shall have all other rights of stockholders.

1 Assuming that the Camber charter amendment proposal is approved.

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C. Preferred Stock.

Subject to the terms contained in any designation of a series of Preferred Stock, the Board of Directors is expressly authorized, at any time and from time to time, to fix, by resolution or resolutions, the following provisions for shares of any class or classes of Preferred Stock of the Corporation:

(1)	The designation of such class or series, the number of shares to constitute such class or series which may be increased (but not below the number of shares of that class or series then outstanding) by a resolution of the Board of Directors;

(2)	Whether the shares of such class or series shall have voting rights, in addition to any voting rights provided by law, and if so, the terms of such voting rights;

(3)	The dividends, if any, payable on such class or series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any share of stock of any other class or any other shares of the same class;

(4)	Whether the shares of such class or series shall be subject to redemption by the Corporation, and, if so, the times, prices and other conditions of such redemption or a formula to determine the times, prices and such other conditions;

(5)	The amount or amounts payable upon shares of such series upon, and the rights of the holders of such class or series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Corporation;

(6)	Whether the shares of such class or series shall be subject to the operation of a retirement or sinking fund, and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such class or series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(7)	Whether the shares of such class or series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of the same class or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchanges;

(8)	The limitations and restrictions, if any, to be effective while any shares of such class or series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Corporation of the Common Stock or shares of stock of any other class or any other series of the same class;

(9)	The conditions or restrictions, if any, upon the creation of indebtedness of the Corporation or upon the issuance of any additional stock, including additional shares of such class or series or of any other series of the same class or of any other class;

(10)	The ranking (be it pari passu, junior or senior) of each class or series vis-à-vis any other class or series of any class of Preferred Stock as to the payment of dividends, the distribution of assets and all other matters;

(11)	Facts or events to be ascertained outside the articles of incorporation of the Corporation, or the resolution establishing the class or series of stock, upon which any rate, condition or time for payment of distributions on any class or series of stock is dependent and the manner by which the fact or event operates upon the rate, condition or time of payment;

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(12)	Any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof, insofar as they are not inconsistent with the provisions of the Articles of Incorporation of this Corporation, to the full extent permitted by the laws of the State of Nevada.

The powers, preferences and relative, participating, optional and other special rights of each class or series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Reverse Stock Split of Outstanding Common Stock

Effective as of the effective date set forth under “Effective date and time of filing” on this Certificate of Amendment to Articles of Incorporation (or in the absence of such date, on the date such Amendment to the Articles of Incorporation is filed with the Secretary of State of Nevada)(the “Effective Time”), every [5 to 25, depending on the final ratio approved by the Board of Directors] shares of the Corporation’s common stock (but not any shares of Preferred Stock), issued and outstanding immediately prior to the Effective Time, or held in treasury prior to the Effective Time (collectively the “Old Capital Stock”), shall be automatically reclassified and combined into One (1) share of common stock (the “Reverse Stock Split”). Any stock certificate that, immediately prior to the Effective Time, represented shares of Old Capital Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares as equals the quotient obtained by dividing the number of shares of Old Capital Stock represented by such certificate immediately prior to the Effective Time by [5 to 25, depending on the final ratio approved by the Board of Directors], subject to any adjustments for fractional shares as set forth below; provided, however, that each person holding of record a stock certificate or certificates that represented shares of Old Capital Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of capital stock to which such person is entitled under the foregoing reclassification. No fractional shares of capital stock shall be issued as a result of the Reverse Stock Split. In lieu of any fractional share of capital stock to which a stockholder would otherwise be entitled, the Corporation shall issue that number of shares of capital stock as rounded up to the nearest whole share. The Reverse Stock Split shall have no effect on the number of authorized shares of capital stock, previously designated series of preferred stock (except to the extent such split adjusts the conversion ratio thereof) or the par value thereof as set forth above in the preceding paragraphs.

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Annex G

CAMBER ENERGY, INC.

2020 EQUITY INCENTIVE PLAN

2020 Equity Incentive Plan

Camber Energy, Inc.

CAMBER ENERGY, INC.

2020 EQUITY INCENTIVE PLAN

ARTICLE I.
PREAMBLE

1.1.         This 2020 Equity Incentive Plan of Camber Energy, Inc. (the “Company”) is intended to secure for the Company and its Affiliates the benefits arising from ownership of the Company’s Common Stock by the Employees, Officers, Directors and Consultants of the Company and its Affiliates, all of whom are and will be responsible for the Company’s future growth. The Plan is designed to help attract and retain for the Company and its Affiliates personnel of superior ability for positions of exceptional responsibility, to reward Employees, Officers, Directors and Consultants for their services and to motivate such individuals through added incentives to further contribute to the success of the Company and its Affiliates. With respect to persons subject to Section 16 of the Act, transactions under this Plan are intended to satisfy the requirements of Rule 16b-3 of the Act.

1.2.         Awards under the Plan may be made to an Eligible Person in the form of (i) Incentive Stock Options (to Eligible Employees only); (ii) Nonqualified Stock Options; (iii) Restricted Stock; (iv) Stock Awards; (v) Performance Shares; or (vi) any combination of the foregoing.

1.3.         The Company’s Board of Directors adopted the Plan on [●], 2020, subject to stockholder approval (the “Adoption Date”). This Plan shall be subject to stockholder approval and shall not become effective until approved by stockholders. The date of such stockholder approval shall be defined as the “Effective Date”. Stockholder approval is to be obtained in accordance with the Company’s Articles of Incorporation and Bylaws, each as amended, and Applicable Laws. Unless sooner terminated as provided elsewhere in this Plan, this Plan shall terminate upon the close of business on the day next preceding the tenth (10th) anniversary of the Adoption Date. Award Agreements outstanding on such date shall continue to have force and effect in accordance with the provisions thereof.

1.4.         The Plan shall be governed by, and construed in accordance with, the laws of the State of Nevada (except its choice-of-law provisions).

1.5.         Capitalized terms shall have the meaning provided in ARTICLE II unless otherwise provided in this Plan or any related Award Agreement.

ARTICLE II.
DEFINITIONS

DEFINITIONS. Except where the context otherwise indicates, the following definitions apply:

2.1.         “Act” means the Securities Exchange Act of 1934, as now in effect or as hereafter amended.

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2.2.         “Adoption Date” has the meaning given to such term in Section 1.3.

2.3.         “Administrator” means the Board or a Committee.

2.4.         “Affiliate” means any parent corporation or subsidiary corporation of the Company, whether now or hereinafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

2.5.         “Applicable Laws” means all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable U.S. federal, state or local laws, any Stock Exchange rules or regulations and the applicable laws, rules or regulations of any other country or jurisdiction where Awards are granted under the Plan or Participants reside or provide services, as such laws, rules and regulations shall be in effect from time to time.

2.6.         “Available Shares” means the sum of (i) [●] ([●]) shares of Common Stock, and (ii) an annual increase on April 1st of each calendar year, beginning in 2021 and ending in 2030 (each a “Date of Determination”), in each case subject to the approval and determination of the Administrator on or prior to the applicable Date of Determination, equal to the lesser of (A) four percent (4%) of the total shares of Common Stock of the Company outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by the Administrator (the “Share Limit”). Notwithstanding the foregoing, shares added to the Available Shares by the Share Limit are available for issuance as Incentive Stock Options only to the extent that making such shares available for issuance as Incentive Stock Options would not cause any Incentive Stock Option to cease to qualify as such. In the event that the Administrator shall not take action to affirmatively approve an increase in the Share Limit on or prior to the applicable Date of Determination, the Share Limit and Available Shares, shall remain at such level as they were prior to such applicable Date of Determination. For clarity, the Available Shares is a limitation on the number of shares of Common Stock that may be issued pursuant to the Plan.

2.7.         “Award” means an award granted to a Participant in accordance with the provisions of the Plan, including, but not limited to, Stock Options, Restricted Stock, Stock Awards, Performance Shares, or any combination of the foregoing.

2.8.         “Award Agreement” means the separate written agreement evidencing each Award granted to a Participant under the Plan.

2.9.         “Board of Directors” or “Board” means the Board of Directors of the Company, as constituted from time to time.

2.10.       “Bylaws” means the Company’s Bylaws as amended and restated from time to time.

2.11.       “Change of Control” means (i) the adoption of a plan of merger or consolidation of the Company with any other corporation or association as a result of which the holders of the voting capital stock of the Company as a group would receive less than 50% of the voting capital stock of the surviving or resulting corporation; (ii) the approval by the Board of Directors of an agreement providing for the sale or transfer (other than as security for obligations of the Company) of substantially all the assets of the Company; or (iii) in the absence of a prior expression of approval by the Board of Directors, the acquisition of more than 20% of the Company’s voting capital stock by any person within the meaning of Rule 13d-3 under the Act (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company).

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2.12.       “Code” means the Internal Revenue Code of 1986, as amended, and the regulations and interpretations promulgated thereunder.

2.13.       “Committee” means a committee of two or more members of the Board appointed by the Board in accordance with Section 3.2 of the Plan. In the event the Company has not designated a Committee pursuant to Section 3.2 of the Plan, “Committee” shall refer to the Compensation Committee of the Company (in the event the Compensation Committee has authority to administer the Plan), if any, or the Board of Directors of the Company.

2.14.       “Common Stock” means the Company’s common stock.

2.15.       “Company” means Camber Energy, Inc., a Nevada corporation.

2.16.       “Consultant” means any person, including an advisor engaged by the Company or an Affiliate to render bona fide consulting or advisory services to the Company or an Affiliate, other than as an Employee, Director or Non-Employee Director.

2.17.       “Continuous Service Status” means the absence of any interruption or termination of service as an Employee or Consultant (unless otherwise provided for in the applicable Award Agreement), as determined by the Administrator in good faith and subject to Applicable Laws. Subject to Applicable Laws, the Administrator shall determine whether a leave of absence, or absence in military or government service, shall constitute an interruption of Continuous Service Status; provided, however, that, (i) if an Employee is holding an Incentive Stock Option and such leave exceeds 3 months, then, for purposes of Incentive Stock Option status only, such Employee’s service as an Employee shall be deemed terminated on the 1st day following such 3-month period, and the Incentive Stock Option shall thereafter automatically become a Nonqualified Stock Option in accordance with Applicable Laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written Company policy, and (ii) the Administrator shall not have any such discretion to the extent that the grant of such discretion would cause any tax to become due under Section 409A of the Code. Also, Continuous Service Status as an Employee or Consultant shall not be considered interrupted or terminated in the case of a transfer between locations of the Company or between the Company, its subsidiaries or Affiliates, or their respective successors.

2.18.       “Director” means a member of the Board of Directors of the Company.

2.19.       “Disability” means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code.

2.20.       “Effective Date” shall be the date set forth in Section 1.3 of the Plan.

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2.21.       “Eligible Employee” means an Eligible Person who is an Employee of the Company or any Affiliate.

2.22.       “Eligible Person” means any Employee, Officer, Director, Non-Employee Director or Consultant of the Company or any Affiliate, except for instances where services are in connection with the offer or sale of securities in a capital-raising transaction, or they directly or indirectly promote or maintain a market for the Company’s securities, subject to any other limitations as may be provided by the Code, the Act, or the Administrator. In making such determinations, the Administrator may take into account the nature of the services rendered by such person, his or her present and potential contribution to the Company’s success, and such other factors as the Administrator in its discretion shall deem relevant.

2.23.       “Employee” means an individual who is a common-law employee of the Company or an Affiliate including employment as an Officer. Mere service as a Director or payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company or an Affiliate.

2.24.       “ERISA” means the Employee Retirement Income Security Act of 1974, as now in effect or as hereafter amended.

2.25.       “Fair Market Value” means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

2.25.1       If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NYSE American, Nasdaq National Market or The Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

2.25.2       If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported for the date in question, or the Common Stock is quoted on an over-the-counter market, the Fair Market Value will be the mean between the high bid and low asked prices for the Common Stock for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

2.25.3       In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

2.25.4       The Administrator also may adopt a different methodology for determining Fair Market Value with respect to one or more Awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular Award(s) (for example, and without limitation, the Administrator may provide that Fair Market Value for purposes of one or more Awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

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2.26.       “Grant Date” means, as to any Award, the latest of:

2.26.1       the date on which the Administrator authorizes the grant of the Award; or

2.26.2       the date the Participant receiving the Award becomes an Employee or a Director of the Company or its Affiliate, to the extent employment status is a condition of the grant or a requirement of the Code or the Act; or

2.26.3       such other date (later than the dates described in 2.25.1 and 2.25.2 above) as the Administrator may designate and as set forth in the Participant’s Award Agreement.

2.27.       “Immediate Family” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and shall include adoptive relationships.

2.28.       “Incentive Stock Option” means a Stock Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and is granted under ARTICLE IV of the Plan and designated as an Incentive Stock Option in a Participant’s Award Agreement.

2.29.       “Non-Employee Director” shall have the meaning set forth in Rule 16b-3 under the Act.

2.30.       “Nonqualified Stock Option” means a Stock Option not intended to qualify as an Incentive Stock Option and is not so designated in the Participant’s Award Agreement.

2.31.       “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Act.

2.32.       “Option Period” means the period during which a Stock Option may be exercised from time to time, as established by the Administrator and set forth in the Award Agreement for each Participant who is granted a Stock Option.

2.33.       “Option Price” means the purchase price for a share of Common Stock subject to purchase pursuant to a Stock Option, as established by the Administrator and set forth in the Award Agreement for each Participant who is granted a Stock Option.

2.34.       “Outside Director” means a Director who either (i) is not a current employee of the Company or an “affiliated corporation” (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an “affiliated corporation” receiving compensation for prior services (other than benefits under a tax qualified pension plan), was not an officer of the Company or an “affiliated corporation” at any time and is not currently receiving direct or indirect remuneration from the Company or an “affiliated corporation” for services in any capacity other than as a Director or (ii) is otherwise considered an “outside director” for purposes of Section 162(m) of the Code.

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2.35.       “Participant” means an Eligible Person to whom an Award has been granted and who has entered into an Award Agreement evidencing the Award or, if applicable, such other person who holds an outstanding Award.

2.36.       “Performance Objectives” shall have the meaning set forth in ARTICLE IX of the Plan.

2.37.       “Performance Period” shall have the meaning set forth in ARTICLE IX of the Plan.

2.38.       “Performance Share” means an Award under ARTICLE IX of the Plan of a unit valued by reference to the Common Stock, the payout of which is subject to achievement of such Performance Objectives, measured during one or more Performance Periods, as the Administrator, in its sole discretion, shall establish at the time of such Award and set forth in a Participant’s Award Agreement.

2.39.       “Plan” means this Camber Energy, Inc. 2020 Equity Incentive Plan, as it may be amended from time to time.

2.40.       “Reporting Person” means a person required to file reports under Section 16(a) of the Act.

2.41.       “Restricted Stock” means an Award under ARTICLE VII of the Plan of shares of Common Stock that are at the time of the Award subject to restrictions or limitations as to the Participant’s ability to sell, transfer, pledge or assign such shares, which restrictions or limitations may lapse separately or in combination at such time or times, in installments or otherwise, as the Administrator, in its sole discretion, shall determine at the time of such Award and set forth in a Participant’s Award Agreement.

2.42.       “Restriction Period” means the period commencing on the Grant Date with respect to such shares of Restricted Stock and ending on such date as the Administrator, in its sole discretion, shall establish and set forth in a Participant’s Award Agreement.

2.43.       “Retirement” means retirement as determined under procedures established by the Administrator or in any Award, as set forth in a Participant’s Award Agreement.

2.44.       “Rule 16b-3” means Rule 16b-3 promulgated under the Act or any successor to Rule 16b-3, as in effect from time to time. Those provisions of the Plan which make express reference to Rule 16b-3, or which are required in order for certain option transactions to qualify for exemption under Rule 16b-3, shall apply only to a Reporting Person.

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2.45.       “Shares” means shares of Common Stock issued in connection with Awards granted under this Plan, including, where applicable, upon exercise of Stock Options granted under this Plan.

2.46.       “Share Limit” has the meaning given to such term under the definition of Available Shares, above.

2.47.       “Stock Exchange” means any stock exchange or consolidated stock price reporting system on which prices for the Common Stock are quoted at any given time, and shall initially mean the NYSE American.

2.48.       “Stock Award” means an Award of shares of Common Stock under ARTICLE VIII of the Plan.

2.49.       “Stock Option” means an Award under ARTICLE IV or ARTICLE V of the Plan of an option to purchase Common Stock. A Stock Option may be either an Incentive Stock Option or a Nonqualified Stock Option.

2.50.       “Ten Percent Stockholder” means an individual who owns (or is deemed to own pursuant to Section 424(d) of the Code), at the time of grant, stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any of its Affiliates.

2.51.       “Termination of Service” means (i) in the case of an Eligible Employee, the discontinuance of employment of such Participant with the Company or its Subsidiaries for any reason other than a transfer to another member of the group consisting of the Company and its Affiliates and (ii) in the case of a Director who is not an Employee of the Company or any Affiliate, the date such Participant ceases to serve as a Director. The determination of whether a Participant has discontinued service shall be made by the Administrator in its sole discretion. In determining whether a Termination of Service has occurred, the Administrator may provide that service as a Consultant or service with a business enterprise in which the Company has a significant ownership interest shall be treated as employment with the Company.

ARTICLE III.
ADMINISTRATION

3.1.         The Plan shall be administered by the Administrator and shall be administered, to the extent applicable, in accordance with Rule 16b-3. The Administrator shall have the exclusive right to interpret and construe the Plan, to select the Eligible Persons who shall receive an Award, and to act in all matters pertaining to the grant of an Award and the determination and interpretation of the provisions of the related Award Agreement, including, without limitation, the determination of the number of shares subject to Stock Options and the Option Period(s) and Option Price(s) thereof, the number of shares of Restricted Stock or shares subject to Stock Awards or Performance Shares subject to an Award, the vesting periods (if any) and the form, terms, conditions and duration of each Award, and any amendment thereof consistent with the provisions of the Plan. The Administrator may adopt, establish, amend and rescind such rules, regulations and procedures as it may deem appropriate for the proper administration of the Plan, make all other determinations which are, in the Administrator’s judgment, necessary or desirable for the proper administration of the Plan, amend the Plan or a Stock Award as provided in ARTICLE XI, and terminate or suspend the Plan as provided in ARTICLE XI. All acts, determinations and decisions of the Administrator made or taken pursuant to the Plan or with respect to any questions arising in connection with the administration and interpretation of the Plan or any Award Agreement, including the severability of any and all of the provisions thereof, shall be conclusive, final and binding upon all persons. On or after the date of grant of an Award under the Plan, the Administrator may (i) accelerate the date on which any such Award becomes vested, exercisable or transferable, as the case may be, (ii) extend the term of any such Award, including, without limitation, extending the period following a termination of a Participant’s employment during which any such Award may remain outstanding, or (iii) waive any conditions to the vesting, exercisability or transferability, as the case may be, of any such Award; provided, that the Administrator shall not have any such authority to the extent that the grant of such authority would cause any tax to become due under Section 409A of the Code.

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3.2.         The Administrator may, to the full extent permitted by and consistent with Applicable Law and the Company’s Bylaws, and subject to Subparagraph 3.2.1 herein below, delegate any or all of its powers with respect to the administration of the Plan to the Company’s Compensation Committee or another Committee of the Company consisting of not fewer than two members of the Board each of whom shall qualify (at the time of appointment to the Committee and during all periods of service on the Committee) in all respects as a Non-Employee Director and as an Outside Director.

3.2.1       If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Administrator as set forth herein, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in the Plan to the Administrator shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not consistent with the provisions of the Plan, as may be adopted from time to time by the Board.

3.2.2       The Board may abolish the Committee at any time and reassume all powers and authority previously delegated to the Committee.

3.2.3       In addition to, and not in limitation of, the right of Administrator, the full Board of Directors and/or the Company’s Compensation Committee may from time to time grant Awards to Eligible Persons pursuant to the terms and conditions of this Plan, subject to the requirements of the Code, Rule 16b-3 under the Act or any other Applicable Law, rule or regulation. In connection with any such grants, the Board of Directors and/or the Company’s Compensation Committee shall have all of the power and authority of the Administrator to determine the Eligible Persons to whom such Awards shall be granted and the other terms and conditions of such Awards.

3.3.         Without limiting the provisions of this ARTICLE I, and subject to the provisions of ARTICLE X, the Administrator is authorized to take such action as it determines to be necessary or advisable, and fair and equitable to Participants and to the Company, with respect to an outstanding Award in the event of a Change of Control as described in ARTICLE X or other similar event. Such action may include, but shall not be limited to, establishing, amending or waiving the form, terms, conditions and duration of an Award and the related Award Agreement, so as to provide for earlier, later, extended or additional times for exercise or payments, differing methods for calculating payments, alternate forms and amounts of payment, an accelerated release of restrictions or other modifications. The Administrator may take such actions pursuant to this Section 3.3 by adopting rules and regulations of general applicability to all Participants or to certain categories of Participants, by including, amending or waiving terms and conditions in an Award and the related Award Agreement, or by taking action with respect to individual Participants from time to time. In the event any Award is not evidenced by a written Award Agreement, such Award shall be governed by the terms of this Plan and the terms and conditions of the grant of the Award as evidenced by the minutes of the Board (or any authorized Committee thereof). For the sake of clarity, the failure of the Company to document an Award by way of a written Award Agreement shall not affect the validity of such Award.

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3.4.         Subject to the provisions of Section 3.9 and this Section 3.4, the maximum aggregate number of shares of Common Stock which may be issued pursuant to Awards under the Plan shall be the Available Shares. Such shares of Common Stock shall be made available from authorized and unissued shares of the Company.

3.4.1       For all purposes under the Plan, each Performance Share awarded shall be counted as one share of Common Stock subject to an Award.

3.4.2       If, for any reason, any shares of Common Stock (including shares of Common Stock subject to Performance Shares) that have been awarded or are subject to issuance or purchase pursuant to Awards outstanding under the Plan are not delivered or purchased, or are reacquired by the Company, for any reason, including but not limited to a forfeiture of Restricted Stock or failure to earn Performance Shares or the termination, expiration or cancellation of a Stock Option, or any other termination of an Award without payment being made in the form of shares of Common Stock (whether or not Restricted Stock), such shares of Common Stock shall not be charged against the aggregate number of shares of Common Stock available for Award under the Plan and shall again be available for Awards under the Plan. In no event, however, may Common Stock that is surrendered or withheld to pay the exercise price of a Stock Option or to satisfy tax withholding requirements be available for future grants under the Plan.

3.4.3       For purposes of clarifying the preceding paragraph, shares of Common Stock covered by Awards shall only be counted as used to the extent they are actually issued and delivered to a Participant (or such Participant’s permitted transferees as described in the Plan) pursuant to the Plan. In addition, shares of Common Stock related to Awards that expire, are forfeited or cancelled or terminate for any reason without the issuance of shares shall not be treated as issued pursuant to the Plan.

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3.4.4       The foregoing subsections 3.4.1 and 3.4.2 of this Section 3.4 shall be subject to any limitations provided by the Code or by Rule 16b-3 under the Act or by any other Applicable Law, rule or regulation.

3.5.         Each Award granted under the Plan shall be evidenced by a written Award Agreement, which shall be subject to and shall incorporate (by reference or otherwise) the applicable terms and conditions of the Plan and shall include any other terms and conditions (not inconsistent with the Plan) required by the Administrator. In the event any Award is not evidenced by a written Award Agreement, such Award shall be governed by the terms of this Plan and the terms and conditions of the grant of the Award as evidenced by the minutes of the Administrator (or any authorized Committee thereof). For the sake of clarity, the failure of the Company to document an Award by way of a written Award Agreement shall not affect the validity of such Award.

3.6.         In the event the Plan and/or the Common Stock issuable in connection with Awards hereunder are registered with the Securities Exchange Commission (the “SEC”) under the Act, no free-trading shares of Common Stock shall be issuable by the Company under the Plan and pursuant to such registration statement, (a) except to natural persons (as such term is interpreted by the SEC); (b) in connection with services associated with the offer or sale of securities in a capital-raising transaction; or (c) where the services directly or indirectly promote or maintain a market for the Company’s securities.

3.7.         The Administrator may require any Participant acquiring shares of Common Stock pursuant to any Award under the Plan to represent to and agree with the Company in writing that such person is acquiring the shares of Common Stock for investment purposes and without a view to resale or distribution thereof. Shares of Common Stock issued and delivered under the Plan shall also be subject to such stop-transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any Stock Exchange upon which the Common Stock is then listed and any applicable federal or state laws, and the Administrator may cause a legend or legends to be placed on the certificate or certificates representing any such shares to make appropriate reference to any such restrictions. In making such determination, the Administrator may rely upon an opinion of counsel for the Company.

3.8.         Except as otherwise expressly provided in the Plan or in an Award Agreement with respect to an Award, no Participant shall have any right as a stockholder of the Company with respect to any shares of Common Stock subject to such Participant’s Award except to the extent that, and until, one or more certificates representing such shares of Common Stock shall have been delivered to the Participant. No shares shall be required to be issued, and no certificates shall be required to be delivered, under the Plan unless and until all of the terms and conditions applicable to such Award shall have, in the sole discretion of the Administrator, been satisfied in full and any restrictions shall have lapsed in full, and unless and until all of the requirements of law and of all regulatory bodies having jurisdiction over the offer and sale, or issuance and delivery, of the shares shall have been fully complied with.

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3.9.         The total amount of shares with respect to which Awards may be granted under the Plan, the Share Limit, the ISO Limit and rights of outstanding Awards (both as to the number of shares subject to the outstanding Awards and the Option Price(s) or other purchase price(s) of such shares, as applicable) shall be appropriately adjusted for any increase or decrease in the number of outstanding shares of Common Stock of the Company resulting from payment of a stock dividend on the Common Stock, a stock split or subdivision or combination of shares of the Common Stock, or a reorganization or reclassification of the Common Stock, or any other change in the structure of shares of the Common Stock. The foregoing adjustments and the manner of application of the foregoing provisions shall be determined by the Administrator in its sole discretion. Any such adjustment may provide for the elimination of any fractional shares which might otherwise become subject to an Award. All adjustments made as a result of the foregoing in respect of each Incentive Stock Option shall be made so that such Incentive Stock Option shall continue to be an Incentive Stock Option, as defined in Section 422 of the Code.

3.10.       No director or person acting pursuant to authority delegated by the Administrator shall be liable for any action or determination under the Plan made in good faith. The members of the Administrator shall be entitled to indemnification by the Company in the manner and to the extent set forth in the Company’s Articles of Incorporation, as amended, Bylaws or as otherwise provided from time to time regarding indemnification of Directors.

3.11.       The Administrator shall be authorized to make adjustments in any performance based criteria or in the other terms and conditions of outstanding Awards in recognition of unusual or nonrecurring events affecting the Company (or any Affiliate, if applicable) or its financial statements or changes in Applicable Laws, regulations or accounting principles. The Administrator may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement in the manner and to the extent it shall deem necessary or desirable to reflect any such adjustment. In the event the Company (or any Affiliate, if applicable) shall assume outstanding employee benefit awards or the right or obligation to make future such awards in connection with the acquisition of another corporation or business entity, the Administrator may, in its sole discretion, make such adjustments in the terms of outstanding Awards under the Plan as it shall deem appropriate.

3.12.       Subject to the express provisions of the Plan, the Administrator shall have full power and authority to determine whether, to what extent and under what circumstances any outstanding Award shall be terminated, canceled, forfeited or suspended. Notwithstanding the foregoing or any other provision of the Plan or an Award Agreement, all Awards to any Participant that are subject to any restriction or have not been earned or exercised in full by the Participant shall be terminated and canceled if the Participant is terminated for cause, as determined by the Administrator in its sole discretion.

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ARTICLE IV.
INCENTIVE STOCK OPTIONS

4.1.       The Administrator, in its sole discretion, may from time to time on or after the Effective Date grant Incentive Stock Options to Eligible Employees, subject to the provisions of this ARTICLE IV and ARTICLE I and ARTICLE VI and subject to the following conditions:

4.1.1       Incentive Stock Options shall be granted only to Eligible Employees, each of whom may be granted one or more of such Incentive Stock Options at such time or times determined by the Administrator.

4.1.2       The Option Price per share of Common Stock for an Incentive Stock Option shall be set in the Award Agreement, but shall not be less than (i) one hundred percent (100%) of the Fair Market Value of the Common Stock at the Grant Date, or (ii) in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, one hundred ten percent (110%) of the Fair Market Value of the Common Stock at the Grant Date.

4.1.3       An Incentive Stock Option may be exercised in full or in part from time to time within ten (10) years from the Grant Date, or such shorter period as may be specified by the Administrator as the Option Period and set forth in the Award Agreement; provided, however, that, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, such period shall not exceed five (5) years from the Grant Date; and further, provided that, in any event, the Incentive Stock Option shall lapse and cease to be exercisable upon a Termination of Service or within such period following a Termination of Service as shall have been determined by the Administrator and set forth in the related Award Agreement; and provided, further, that such period shall not exceed the period of time ending on the date three (3) months following a Termination of Service (except as otherwise provided in any employment agreement approved by the Administrator), unless employment shall have terminated:

(i)        as a result of Disability, in which event such period shall not exceed the period of time ending on the date twelve (12) months following a Termination of Service; or

(ii)       as a result of death, or if death shall have occurred following a Termination of Service (other than as a result of Disability) and during the period that the Incentive Stock Option was still exercisable, in which event such period may not exceed the period of time ending on the earlier of the date twelve (12) months after the date of death;

(iii)      and provided, further, that such period following a Termination of Service or death shall in no event extend beyond the original Option Period of the Incentive Stock Option.

4.1.4       The aggregate Fair Market Value of the shares of Common Stock with respect to which any Incentive Stock Options (whether under this Plan or any other plan established by the Company) are first exercisable during any calendar year by any Eligible Employee shall not exceed one hundred thousand dollars ($100,000), determined based on the Fair Market Value(s) of such shares as of their respective Grant Dates; provided, however, that to the extent permitted under Section 422 of the Code, if the aggregate Fair Market Values of the shares of Common Stock with respect to which Stock Options intended to be Incentive Stock Options are first exercisable by any Eligible Employee during any calendar year (whether such Stock Options are granted under this Plan or any other plan established by the Company) exceed one hundred thousand dollars ($100,000), the Stock Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Nonqualified Stock Options.

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4.1.5       No Incentive Stock Options may be granted more than ten (10) years from the Adoption Date.

4.1.6       The Award Agreement for each Incentive Stock Option shall provide that the Participant shall notify the Company if such Participant sells or otherwise transfers any shares of Common Stock acquired upon exercise of the Incentive Stock Option within two (2) years of the Grant Date of such Incentive Stock Option or within one (1) year of the date such shares were acquired upon the exercise of such Incentive Stock Option.

4.2.       Subject to the limitations of Section 3.4, the maximum aggregate number of shares of Common Stock subject to Incentive Stock Option Awards shall be the maximum aggregate number of shares available for Awards under the Plan.

4.3.       The Administrator may provide for any other terms and conditions which it determines should be imposed for an Incentive Stock Option to qualify under Section 422 of the Code, as well as any other terms and conditions not inconsistent with this ARTICLE IV or ARTICLE I or ARTICLE VI, as determined in its sole discretion and set forth in the Award Agreement for such Incentive Stock Option.

4.4.       Each provision of this ARTICLE IV and of each Incentive Stock Option granted hereunder shall be construed in accordance with the provisions of Section 422 of the Code, and any provision hereof that cannot be so construed shall be disregarded.

4.5.       Notwithstanding the Share Limit, and subject to adjustment in accordance with Section 3.9 hereof, the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan is [●] shares (the “ISO Limit”).

ARTICLE V.
NONQUALIFIED STOCK OPTIONS

5.1.       The Administrator, in its sole discretion, may from time to time on or after the Effective Date grant Nonqualified Stock Options to Eligible Persons, subject to the provisions of this ARTICLE V and ARTICLE I or ARTICLE VI and subject to the following conditions:

5.1.1       Nonqualified Stock Options may be granted to any Eligible Person, each of whom may be granted one or more of such Nonqualified Stock Options, at such time or times determined by the Administrator.

5.1.2       The Option Price per share of Common Stock for a Nonqualified Stock Option shall be set in the Award Agreement and may be less than one hundred percent (100%) of the Fair Market Value of the Common Stock at the Grant Date; provided, however, that the exercise price of each Nonqualified Stock Option granted under the Plan shall in no event be less than the par value per share of the Company’s Common Stock.

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5.1.3       A Nonqualified Stock Option may be exercised in full or in part from time to time within the Option Period specified by the Administrator and set forth in the Award Agreement; provided, however, that, in any event, the Nonqualified Stock Option shall lapse and cease to be exercisable upon a Termination of Service or within such period following a Termination of Service as shall have been determined by the Administrator and set forth in the related Award Agreement.

5.2.       The Administrator may provide for any other terms and conditions for a Nonqualified Stock Option not inconsistent with this ARTICLE V or ARTICLE I or ARTICLE VI, as determined in its sole discretion and set forth in the Award Agreement for such Nonqualified Stock Option.

ARTICLE VI.
INCIDENTS OF STOCK OPTIONS

6.1.       Each Stock Option shall be granted subject to such terms and conditions, if any, not inconsistent with this Plan, as shall be determined by the Administrator and set forth in the related Award Agreement, including any provisions as to continued employment as consideration for the grant or exercise of such Stock Option and any provisions which may be advisable to comply with Applicable Laws, regulations or rulings of any governmental authority.

6.2.       Except as hereinafter described, a Stock Option shall not be transferable by the Participant other than by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of the Participant only by the Participant or the Participant’s guardian or legal representative. In the event of the death of a Participant, any unexercised Stock Options may be exercised to the extent otherwise provided herein or in such Participant’s Award Agreement by the executor or personal representative of such Participant’s estate or by any person who acquired the right to exercise such Stock Options by bequest under the Participant’s will or by inheritance. The Administrator, in its sole discretion, may at any time permit a Participant to transfer a Nonqualified Stock Option for no consideration to or for the benefit of one or more members of the Participant’s Immediate Family (including, without limitation, to a trust for the benefit of the Participant and/or one or more members of such Participant’s Immediate Family or a corporation, partnership or limited liability company established and controlled by the Participant and/or one or more members of such Participant’s Immediate Family), subject to such limits as the Administrator may establish. The transferee of such Nonqualified Stock Option shall remain subject to all terms and conditions applicable to such Nonqualified Stock Option prior to such transfer. The foregoing right to transfer the Nonqualified Stock Option, if granted by the Administrator shall apply to the right to consent to amendments to the Award Agreement.

6.3.       Shares of Common Stock purchased upon exercise of a Stock Option shall be paid for in such amounts, at such times and upon such terms as shall be determined by the Administrator, subject to limitations set forth in the Stock Option Award Agreement. The Administrator may, in its sole discretion, permit the exercise of a Stock Option by payment in cash or by tendering shares of Common Stock (either by actual delivery of such shares or by attestation), or any combination thereof, as determined by the Administrator. In the sole discretion of the Administrator, payment in shares of Common Stock also may be made with shares received upon the exercise or partial exercise of the Stock Option, whether or not involving a series of exercises or partial exercises and whether or not share certificates for such shares surrendered have been delivered to the Participant. The Administrator also may, in its sole discretion, permit the payment of the exercise price of a Stock Option by the voluntary surrender of all or a portion of the Stock Option. Shares of Common Stock previously held by the Participant and surrendered in payment of the Option Price of a Stock Option shall be valued for such purpose at the Fair Market Value thereof on the date the Stock Option is exercised.

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6.4.           The holder of a Stock Option shall have no rights as a stockholder with respect to any shares covered by the Stock Option (including, without limitation, any voting rights, the right to inspect or receive the Company’s balance sheets or financial statements or any rights to receive dividends or non-cash distributions with respect to such shares) until such time as the holder has exercised the Stock Option and then only with respect to the number of shares which are the subject of the exercise. No adjustment shall be made for dividends or other rights for which the record date is prior to the date such stock certificate is issued.

6.5.           The Administrator may permit the voluntary surrender of all or a portion of any Stock Option granted under the Plan to be conditioned upon the granting to the Participant of a new Stock Option for the same or a different number of shares of Common Stock as the Stock Option surrendered, or may require such voluntary surrender as a condition precedent to a grant of a new Stock Option to such Participant. Subject to the provisions of the Plan, such new Stock Option shall be exercisable at such Option Price, during such Option Period and on such other terms and conditions as are specified by the Administrator at the time the new Stock Option is granted. Upon surrender, the Stock Options surrendered shall be canceled and the shares of Common Stock previously subject to them shall be available for the grant of other Stock Options.

6.6.           The Administrator may at any time offer to purchase a Participant’s outstanding Stock Option for a payment equal to the value of such Stock Option payable in cash, shares of Common Stock or Restricted Stock or other property upon surrender of the Participant’s Stock Option, based on such terms and conditions as the Administrator shall establish and communicate to the Participant at the time that such offer is made.

6.7.           The Administrator shall have the discretion, exercisable either at the time the Award is granted or at the time the Participant discontinues employment, to establish as a provision applicable to the exercise of one or more Stock Options that, during a limited period of exercisability following a Termination of Service, the Stock Option may be exercised not only with respect to the number of shares of Common Stock for which it is exercisable at the time of the Termination of Service but also with respect to one or more subsequent installments for which the Stock Option would have become exercisable had the Termination of Service not occurred.

6.8.           Notwithstanding anything to the contrary herein, the Company may reprice any Stock Option without the approval of the stockholders of the Company. For this purpose, “reprice” means (i) any of the following or any other action that has the same effect: (A) lowering the exercise price of a Stock Option after it is granted, (B) any other action that is treated as a repricing under U.S. generally accepted accounting principles (“GAAP”), or (C) cancelling a Stock Option at a time when its exercise price exceeds the Fair Market Value of the underlying Common Stock, in exchange for another Stock Option, restricted stock or other equity, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction; and (ii) any other action that is considered to be a repricing under formal or informal guidance issued by exchange or market on which the Company’s Common Stock then trades or is quoted.

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6.9.            In addition to, and without limiting the above Section 6.8, the Administrator may permit the voluntary surrender of all or a portion of any Stock Option granted under the Plan to be conditioned upon the granting to the Participant of a new Stock Option for the same or a different number of shares of Common Stock as the Stock Option surrendered, or may require such voluntary surrender as a condition precedent to a grant of a new Stock Option to such Participant. Subject to the provisions of the Plan, such new Stock Option shall be exercisable at such Option Price, during such Option Period and on such other terms and conditions as are specified by the Administrator at the time the new Stock Option is granted. Upon surrender, the Stock Options surrendered shall be canceled and the shares of Common Stock previously subject to them shall be available for the grant of other Stock Options.

ARTICLE VII.
RESTRICTED STOCK

7.1.           The Administrator, in its sole discretion, may from time to time on or after the Effective Date award shares of Restricted Stock to Eligible Persons as a reward for past service and an incentive for the performance of future services that will contribute materially to the successful operation of the Company and its Affiliates, subject to the terms and conditions set forth in this ARTICLE VII.

7.2.            The Administrator shall determine the terms and conditions of any Award of Restricted Stock, which shall be set forth in the related Award Agreement, including without limitation:

7.2.1       the purchase price, if any, to be paid for such Restricted Stock, which may be zero, subject to such minimum consideration as may be required by Applicable Law;

7.2.2       the duration of the Restriction Period or Restriction Periods with respect to such Restricted Stock and whether any events may accelerate or delay the end of such Restriction Period(s);

7.2.3       the circumstances upon which the restrictions or limitations shall lapse, and whether such restrictions or limitations shall lapse as to all shares of Restricted Stock at the end of the Restriction Period or as to a portion of the shares of Restricted Stock in installments during the Restriction Period by means of one or more vesting schedules;

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7.2.4       whether such Restricted Stock is subject to repurchase by the Company or to a right of first refusal at a predetermined price or if the Restricted Stock may be forfeited entirely under certain conditions;

7.2.5       whether any performance goals may apply to a Restriction Period to shorten or lengthen such period; and

7.2.6        whether dividends and other distributions with respect to such Restricted Stock are to be paid currently to the Participant or withheld by the Company for the account of the Participant.

7.3.           Awards of Restricted Stock must be accepted within a period of thirty (30) days after the Grant Date (or such shorter or longer period as the Administrator may specify at such time) by executing an Award Agreement with respect to such Restricted Stock and tendering the purchase price, if any. A prospective recipient of an Award of Restricted Stock shall not have any rights with respect to such Award, unless such recipient has executed an Award Agreement with respect to such Restricted Stock, has delivered a fully executed copy thereof to the Administrator and has otherwise complied with the applicable terms and conditions of such Award.

7.4.           In the sole discretion of the Administrator and as set forth in the Award Agreement for an Award of Restricted Stock, all shares of Restricted Stock held by a Participant and still subject to restrictions shall be forfeited by the Participant upon the Participant’s Termination of Service and shall be reacquired, canceled and retired by the Company. Notwithstanding the foregoing, unless otherwise provided in an Award Agreement with respect to an Award of Restricted Stock, in the event of the death, Disability or Retirement of a Participant during the Restriction Period, or in other cases of special circumstances (including hardship or other special circumstances of a Participant whose employment is involuntarily terminated), the Administrator may elect to waive in whole or in part any remaining restrictions with respect to all or any part of such Participant’s Restricted Stock, if it finds that a waiver would be appropriate.

7.5.           Except as otherwise provided in this ARTICLE VII, no shares of Restricted Stock received by a Participant shall be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of during the Restriction Period.

7.6.           Upon an Award of Restricted Stock to a Participant, a certificate or certificates representing the shares of such Restricted Stock will be issued to and registered in the name of the Participant. Unless otherwise determined by the Administrator, such certificate or certificates will be held in custody by the Company until (i) the Restriction Period expires and the restrictions or limitations lapse, in which case one or more certificates representing such shares of Restricted Stock that do not bear a restrictive legend (other than any legend as required under applicable federal or state securities laws) shall be delivered to the Participant, or (ii) a prior forfeiture by the Participant of the shares of Restricted Stock subject to such Restriction Period, in which case the Company shall cause such certificate or certificates to be canceled and the shares represented thereby to be retired, all as set forth in the Participant’s Award Agreement. It shall be a condition of an Award of Restricted Stock that the Participant deliver to the Company a stock power endorsed in blank relating to the shares of Restricted Stock to be held in custody by the Company.

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7.7.            Except as provided in this ARTICLE VII or in the related Award Agreement, a Participant receiving an Award of shares of Restricted Stock Award shall have, with respect to such shares, all rights of a stockholder of the Company, including the right to vote the shares and the right to receive any distributions, unless and until such shares are otherwise forfeited by such Participant; provided, however, the Administrator may require that any cash dividends with respect to such shares of Restricted Stock be automatically reinvested in additional shares of Restricted Stock subject to the same restrictions as the underlying Award, or may require that cash dividends and other distributions on Restricted Stock be withheld by the Company or its Affiliates for the account of the Participant. The Administrator shall determine whether interest shall be paid on amounts withheld, the rate of any such interest, and the other terms applicable to such withheld amounts.

ARTICLE VIII.
STOCK AWARDS

8.1.           The Administrator, in its sole discretion, may from time to time on or after the Effective Date grant Stock Awards to Eligible Persons in payment of compensation that has been earned or as compensation to be earned, including without limitation compensation awarded or earned concurrently with or prior to the grant of the Stock Award, subject to the terms and conditions set forth in this ARTICLE VIII.

8.2.           For the purposes of this Plan, in determining the value of a Stock Award, all shares of Common Stock subject to such Stock Award shall be set in the Award Agreement and may be less than one hundred percent (100%) of the Fair Market Value of the Common Stock at the Grant Date.

8.3.           Unless otherwise determined by the Administrator and set forth in the related Award Agreement, shares of Common Stock subject to a Stock Award will be issued, and one or more certificates representing such shares will be delivered, to the Participant as soon as practicable following the Grant Date of such Stock Award. Upon the issuance of such shares and the delivery of one or more certificates representing such shares to the Participant, such Participant shall be and become a stockholder of the Company fully entitled to receive dividends, to vote and to exercise all other rights of a stockholder of the Company. Notwithstanding any other provision of this Plan, unless the Administrator expressly provides otherwise with respect to a Stock Award, as set forth in the related Award Agreement, no Stock Award shall be deemed to be an outstanding Award for purposes of the Plan.

ARTICLE IX.
PERFORMANCE SHARES

9.1.           The Administrator, in its sole discretion, may from time to time on or after the Effective Date award Performance Shares to Eligible Persons as an incentive for the performance of future services that will contribute materially to the successful operation of the Company and its Affiliates, subject to the terms and conditions set forth in this ARTICLE IX.

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9.2.           The Administrator shall determine the terms and conditions of any Award of Performance Shares, which shall be set forth in the related Award Agreement, including without limitation:

9.2.1       the purchase price, if any, to be paid for such Performance Shares, which may be zero, subject to such minimum consideration as may be required by Applicable Law;

9.2.2       the performance period (the “Performance Period”) and/or performance objectives (the “Performance Objectives”) applicable to such Awards;

9.2.3       the number of Performance Shares that shall be paid to the Participant if the applicable Performance Objectives are exceeded or met in whole or in part; and

9.2.4       the form of settlement of a Performance Share.

9.3.           At any date, each Performance Share shall have a value equal to the Fair Market Value of a share of Common Stock.

9.4.           Performance Periods may overlap, and Participants may participate simultaneously with respect to Performance Shares for which different Performance Periods are prescribed.

9.5.           Performance Objectives may vary from Participant to Participant and between Awards and shall be based upon such performance criteria or combination of factors as the Administrator may deem appropriate, including, but not limited to, minimum earnings per share or return on equity. If during the course of a Performance Period there shall occur significant events which the Administrator expects to have a substantial effect on the applicable Performance Objectives during such period, the Administrator may revise such Performance Objectives.

9.6.            In the sole discretion of the Administrator and as set forth in the Award Agreement for an Award of Performance Shares, all Performance Shares held by a Participant and not earned shall be forfeited by the Participant upon the Participant’s Termination of Service. Notwithstanding the foregoing, unless otherwise provided in an Award Agreement with respect to an Award of Performance Shares, in the event of the death, Disability or Retirement of a Participant during the applicable Performance Period, or in other cases of special circumstances (including hardship or other special circumstances of a Participant whose employment is involuntarily terminated), the Administrator may determine to make a payment in settlement of such Performance Shares at the end of the Performance Period, based upon the extent to which the Performance Objectives were satisfied at the end of such period and pro-rated for the portion of the Performance Period during which the Participant was employed by the Company or an Affiliate; provided, however, that the Administrator may provide for an earlier payment in settlement of such Performance Shares in such amount and under such terms and conditions as the Administrator deems appropriate or desirable.

9.7.           The settlement of a Performance Share shall be made in cash, whole shares of Common Stock or a combination thereof and shall be made as soon as practicable after the end of the applicable Performance Period. Notwithstanding the foregoing, the Administrator in its sole discretion may allow a Participant to defer payment in settlement of Performance Shares on terms and conditions approved by the Administrator and set forth in the related Award Agreement entered into in advance of the time of receipt or constructive receipt of payment by the Participant.

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9.8.           Performance Shares shall not be transferable by the Participant. The Administrator shall have the authority to place additional restrictions on the Performance Shares including, but not limited to, restrictions on transfer of any shares of Common Stock that are delivered to a Participant in settlement of any Performance Shares.

ARTICLE X.
CHANGES OF CONTROL OR OTHER FUNDAMENTAL CHANGES

10.1.         Upon the occurrence of a Change of Control and unless otherwise provided in the Award Agreement with respect to a particular Award:

10.1.1       all outstanding Stock Options shall become immediately exercisable in full, subject to any appropriate adjustments in the number of shares subject to the Stock Option and the Option Price, and shall remain exercisable for the remaining Option Period, regardless of any provision in the related Award Agreement limiting the exercisability of such Stock Option or any portion thereof for any length of time;

10.1.2       all outstanding Performance Shares with respect to which the applicable Performance Period has not been completed shall be paid out as soon as practicable as follows:

(i)       all Performance Objectives applicable to the Award of Performance Shares shall be deemed to have been satisfied to the extent necessary to earn one hundred percent (100%) of the Performance Shares covered by the Award;

(ii)       the applicable Performance Period shall be deemed to have been completed upon occurrence of the Change of Control;

(iii)        the payment to the Participant in settlement of the Performance Shares shall be the amount determined by the Administrator, in its sole discretion, or in the manner stated in the Award Agreement, as multiplied by a fraction, the numerator of which is the number of full calendar months of the applicable Performance Period that have elapsed prior to occurrence of the Change of Control, and the denominator of which is the total number of months in the original Performance Period; and

(iv)       upon the making of any such payment, the Award Agreement as to which it relates shall be deemed terminated and of no further force and effect; and

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10.1.3       all outstanding shares of Restricted Stock with respect to which the restrictions have not lapsed shall be deemed vested, and all such restrictions shall be deemed lapsed and the Restriction Period ended.

10.2.         Anything contained herein to the contrary notwithstanding, upon the dissolution or liquidation of the Company, each Award granted under the Plan and then outstanding shall terminate; provided, however, that following the adoption of a plan of dissolution or liquidation, and in any event prior to the effective date of such dissolution or liquidation, each such outstanding Award granted hereunder shall be exercisable in full and all restrictions shall lapse, to the extent set forth in Section 10.1.1, 10.1.2 and 10.1.3 above.

10.3.         After the merger of one or more corporations into the Company or any Affiliate, any merger of the Company into another corporation, any consolidation of the Company or any Affiliate of the Company and one or more corporations, or any other corporate reorganization of any form involving the Company as a party thereto and involving any exchange, conversion, adjustment or other modification of the outstanding shares of the Common Stock, each Participant shall, at no additional cost, be entitled, upon any exercise of such Participant’s Stock Option, to receive, in lieu of the number of shares as to which such Stock Option shall then be so exercised, the number and class of shares of stock or other securities or such other property to which such Participant would have been entitled to pursuant to the terms of the agreement of merger or consolidation or reorganization, if at the time of such merger or consolidation or reorganization, such Participant had been a holder of record of a number of shares of Common Stock equal to the number of shares as to which such Stock Option shall then be so exercised. Comparable rights shall accrue to each Participant in the event of successive mergers, consolidations or reorganizations of the character described above. The Administrator may, in its sole discretion, provide for similar adjustments upon the occurrence of such events with regard to other outstanding Awards under this Plan. The foregoing adjustments and the manner of application of the foregoing provisions shall be determined by the Administrator in its sole discretion. Any such adjustment may provide for the elimination of any fractional shares which might otherwise become subject to an Award. All adjustments made as the result of the foregoing in respect of each Incentive Stock Option shall be made so that such Incentive Stock Option shall continue to be an Incentive Stock Option, as defined in Section 422 of the Code.

ARTICLE XI.
AMENDMENT AND TERMINATION

11.1.         Subject to the provisions of Section 11.2, the Board of Directors at any time and from time to time may amend or terminate the Plan as may be necessary or desirable to implement or discontinue the Plan or any provision hereof, to the extent required by the Act or the Code, or rules and regulations of the Stock Exchange and/or such other securities exchanges, if any, which the Company’s Common Stock is then subject to, however, no amendment, without approval by the Company’s stockholders, shall:

11.1.1       materially alter the group of persons eligible to participate in the Plan;

2020 Equity Incentive Plan Camber Energy, Inc. 21 of 27	G-21

11.1.2       except as provided in Section 3.4, change the maximum aggregate number of shares of Common Stock that are available for Awards under the Plan; or

11.1.3       alter the class of individuals eligible to receive an Incentive Stock Option or increase the limit on Incentive Stock Options set forth in Section 4.1.4 or the value of shares of Common Stock for which an Eligible Employee may be granted an Incentive Stock Option.

11.2.         No amendment to or discontinuance of the Plan or any provision hereof by the Board of Directors or the stockholders of the Company shall, without the written consent of the Participant, adversely affect (in the sole discretion of the Administrator) any Award theretofore granted to such Participant under this Plan; provided, however, that the Administrator retains the right and power to:

11.2.1       annul any Award if the Participant is terminated for cause as determined by the Administrator; and

11.2.2       convert any outstanding Incentive Stock Option to a Nonqualified Stock Option.

11.3.         If a Change of Control has occurred, no amendment or termination shall impair the rights of any person with respect to an outstanding Award as provided in ARTICLE X.

ARTICLE XII.
SECURITIES MATTERS AND REGULATIONS

12.1.         Notwithstanding anything herein to the contrary, the obligation of the Company to sell or deliver Shares with respect to any Award granted under the Plan shall be subject to all Applicable Laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Administrator. The Administrator may require, as a condition of the issuance and delivery of certificates evidencing shares of Common Stock pursuant to the terms hereof, that the recipient of such shares make such agreements and representations, and that such certificates bear such legends, as the Administrator, in its sole discretion, deems necessary or advisable.

12.2.         Each Award is subject to the requirement that, if at any time the Administrator determines that the listing, registration or qualification of Shares is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Shares, no such Award shall be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Administrator.

12.3.         In the event that the disposition of Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Administrator may require a Participant receiving Common Stock pursuant to the Plan, as a condition precedent to receipt of such Common Stock, to represent to the Company in writing that the Common Stock acquired by such Participant is acquired for investment only and not with a view to distribution.

2020 Equity Incentive Plan Camber Energy, Inc. 22 of 27	G-22

ARTICLE XIII.
SECTION 409A OF THE CODE

13.1.         Unless otherwise expressly provided for in an Award Agreement, the Plan and each Award Agreement will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Administrator determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the Shares are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six months following the date of such Participant’s “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

13.2.          With respect to any Award that constitutes nonqualified deferred compensation within the meaning of Section 409A of the Code, termination of a Participant’s Continuous Service Status shall mean a separation from service within the meaning of Section 409A of the Code, unless the Participant was an Employee immediately prior to such termination and is then contemporaneously retained as a Consultant pursuant to a written agreement and such agreement provides otherwise. The Continuous Service Status of a Participant shall be deemed to have terminated for all purposes of the Plan if such person is employed by or provides services to Subsidiary and such Subsidiary ceases to be a Subsidiary, unless the Administrator determines otherwise. To the extent permitted by Section 409A of the Code, a Participant who ceases to be an Employee of the Company but continues, or simultaneously commences, services as a Director of the Company shall be deemed to have had a termination of Continuous Service Status for purposes of the Plan.

2020 Equity Incentive Plan Camber Energy, Inc. 23 of 27	G-23

ARTICLE XIV.
MISCELLANEOUS PROVISIONS

14.1.         Nothing in the Plan or any Award granted hereunder shall confer upon any Participant any right to continue in the employ of the Company or its Affiliates or to serve as a Director or shall interfere in any way with the right of the Company or its Affiliates or the stockholders of the Company, as applicable, to terminate the employment of a Participant or to release or remove a Director at any time. Unless specifically provided otherwise, no Award granted under the Plan shall be deemed salary or compensation for the purpose of computing benefits under any employee benefit plan or other arrangement of the Company or its Affiliates for the benefit of their respective employees unless the Company shall determine otherwise. No Participant shall have any claim to an Award until it is actually granted under the Plan and an Award Agreement has been executed and delivered to the Company. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall, except as otherwise provided by the Administrator, be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company, and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts, except as provided in ARTICLE VII with respect to Restricted Stock and except as otherwise provided by the Administrator.

14.2.         The Plan and the grant of Awards shall be subject to all applicable federal and state laws, rules, and regulations and to such approvals by any government or regulatory agency as may be required. Any provision herein relating to compliance with Rule 16b-3 under the Act shall not be applicable with respect to participation in the Plan by Participants who are not subject to Section 16 of the Act.

14.3.         The terms of the Plan shall be binding upon the Company, its successors and assigns.

14.4.         Neither a Stock Option nor any other type of equity-based compensation provided for hereunder shall be transferable except as provided for in Section 6.2. In addition to the transfer restrictions otherwise contained herein, additional transfer restrictions shall apply to the extent required by federal or state securities laws. If any Participant makes such a transfer in violation hereof, any obligation hereunder of the Company to such Participant shall terminate immediately.

14.5.         This Plan and all actions taken hereunder shall be governed by the laws of the State of Nevada.

14.6.         Each Participant exercising an Award hereunder agrees to give the Administrator prompt written notice of any election made by such Participant under Section 83(b) of the Code, or any similar provision thereof, as applicable.

14.7.         If any provision of this Plan or an Award Agreement is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any Award Agreement under any law deemed applicable by the Administrator, such provision shall be construed or deemed amended to conform to Applicable Laws, or if it cannot be construed or deemed amended without, in the determination of the Administrator, materially altering the intent of the Plan or the Award Agreement, it shall be stricken, and the remainder of the Plan or the Award Agreement shall remain in full force and effect.

2020 Equity Incentive Plan Camber Energy, Inc. 24 of 27	G-24

14.8.         The grant of an Award pursuant to this Plan shall not affect in any way the right or power of the Company or any of its Affiliates to make adjustments, reclassification, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or to dissolve, liquidate or sell, or to transfer all or part of its business or assets.

14.9.         The Plan is not subject to the provisions of ERISA or qualified under Section 401(a) of the Code.

14.10.       If a Participant is required to pay to the Company an amount with respect to income and employment tax withholding obligations in connection with (i) the exercise of a Nonqualified Stock Option, (ii) certain dispositions of Common Stock acquired upon the exercise of an Incentive Stock Option, or (iii) the receipt of Common Stock pursuant to any other Award, then the issuance of Common Stock to such Participant shall not be made (or the transfer of shares by such Participant shall not be required to be effected, as applicable) unless such withholding tax or other withholding liabilities shall have been satisfied in a manner acceptable to the Company. To the extent provided by the terms of an Award Agreement, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under an Award by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the Award, provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (iii) delivering to the Company owned and unencumbered shares of Common Stock.

14.11.       Compliance with other laws.

14.11.1       For Reporting Persons:

(i)          the Plan is intended to satisfy the provisions of Rule 16b-3;

(ii)        all transactions involving Participants who are subject to Section 16(b) of the Act are subject to the provisions of Rule 16b-3 regardless of whether they are set forth in the Plan; and

(iii)       any provision of the Plan that conflicts with Rule 16b-3 does not apply to the extent of the conflict.

14.11.2       If any provision of the Plan, any Award, or Award Agreement conflicts with the requirements of Code Section 162(m) or 422 for Awards subject to these requirements, then that provision does not apply to the extent of the conflict.

14.11.3       Notwithstanding any other provision of the Plan, if, for an Employee of a parent company, the conversion of an Incentive Stock Option to a Nonqualified Stock Option or the treatment of an Incentive Stock Option as a Nonqualified Stock Option would not satisfy the requirements of Code Section 409A or an exemption thereto, as determined by the Administrator in its exclusive discretion, then the Incentive Stock Option shall terminate on the date that it would no longer qualify as an Incentive Stock Option as determined by the Administrator in its exclusive discretion.

2020 Equity Incentive Plan Camber Energy, Inc. 25 of 27	G-25

14.12.       In addition to the remedies of the Company elsewhere provided for herein, failure by a Participant to comply with any of the terms and conditions of the Plan or any Award Agreement, unless such failure is remedied by such Participant within ten days after having been notified of such failure by the Administrator, shall be grounds for the cancellation and forfeiture of such Award, in whole or in part, as the Administrator, in its sole discretion, may determine.

14.13.       Any reference in the Plan to a written document includes any document delivered electronically or posted on the Company’s intranet.

14.14.       The headings and captions in the Plan are inserted as a matter of convenience for organizational purposes, and do not construe, define, extend, interpret, or limit any provision of the Plan.

14.15.       Whenever the context may require, any pronoun includes the corresponding masculine, feminine, or neuter form, and the singular includes the plural and vice versa.

14.16.       Any reference in the Plan to a statutory or regulatory provision includes corresponding successor provisions.

14.17.       The proceeds from the sale of shares pursuant to Awards granted under the Plan shall constitute general funds of the Company.

14.18.       A Participant’s electronic signature of an Award Agreement shall have the same validity and effect as a signature affixed by hand.

14.19.       Notwithstanding anything in the Plan or in any Award Agreement to the contrary, the Company will be entitled to the extent permitted or required by Applicable Law, Company policy and/or the requirements of a Stock Exchange on which the Shares are listed for trading, in each case, as in effect from time to time, to recoup compensation of whatever kind paid by the Company at any time to a Participant under this Plan. No such recoupment of compensation will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement between any Participant and the Company.

14.20.       Corporate action constituting a grant by the Company of an Award to any Participant shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Administrator, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of Shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the preparation of the Award Agreement or related grant documentation, the corporate records will control, and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documentation.

2020 Equity Incentive Plan Camber Energy, Inc. 26 of 27	G-26

14.21.       Nothing contained in the Plan or in any Award agreement executed pursuant hereto shall be deemed to confer upon any individual or entity to whom an Award is or may be granted hereunder any right to remain in the employ or service of the Company or a parent or subsidiary of the Company or any entitlement to any remuneration or other benefit pursuant to any consulting or advisory arrangement.

2020 Equity Incentive Plan Camber Energy, Inc. 27 of 27	G-27

Annex H

October 8, 2020

The Board of Directors

of Camber Energy, Inc.

1415 Louisiana Street, Suite 3500

Houston, Texas 77002

Dear Board of Directors:

You have retained Mercer Capital Management, Inc. (“Mercer Capital”) to provide an opinion as to the fairness of the proposed transaction (“Transaction”) and the exchange ratio described below from the financial point of view to Camber Energy, Inc., a Nevada corporation (“Camber”, or “the Company”) and shareholders of the Company.

Mercer Capital, as part of its financial advisory and general valuation practice, is engaged to assist financial institutions and businesses in merging with and/or acquiring other entities and to analyze businesses and their securities in connection with mergers and acquisitions, private placements, corporate reorganizations, employee stock ownership plans, income and estate tax matters, and other corporate financial planning and advisory activities.

Overview of the Transaction

It is our understanding that the Company entered into that certain Amended and Restated Agreement and Plan of Merger (the “Agreement”) on August 31, 2020, whereby a wholly-owned subsidiary of Camber (“Merger Sub”) will be merged into Viking Energy Group, Inc. (“Viking”), with Viking continuing as the surviving entity (the “Surviving Entity”), and the Surviving Entity will be a wholly-owned subsidiary of Camber (the “Transaction”, or the “Merger”). As a result of the Transaction, Camber’s equity holders prior to the Transaction will own approximately 20% of Camber’s issued and outstanding common stock, without taking into account any shares of common stock which the holder of Camber's Series C Preferred Stock can receive upon conversion of the Series C Preferred Stock, (the “Camber Percentage”) immediately after the Transaction, subject to certain adjustment provisions as detailed in the Agreement.

MERCER CAPITAL	20333 State Highway 249, Suite 200 Houston, Texas 77070	832.432.1011 (P)	www.mercercapital.com

H-1

The Board of Directors
of Camber Energy, Inc.

October 8, 2020

At the effective time of the Transaction (the “Effective Time”):

1.	Each share of the common stock of Merger Sub issued and outstanding immediately prior to the effective time will be converted into one fully paid share of common stock of the Surviving Entity, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Entity

2.	Each share of Viking common stock issued and outstanding immediately prior to the effective time, except for shares of Viking common stock that are owned by Camber, Viking or Merger Sub, will be converted into the right to receive the pro rata share (when including the Viking preferred stock conversion rights) of a number of shares (the “exchange ratio” and such shares, the “merger consideration”) of Camber common stock calculated as follows: (w) the number of shares of Camber common stock considered outstanding on a fully diluted basis immediately prior to the effective time, excluding any shares into which Camber’s Series C Preferred Stock may be convertible, (x) multiplied by the difference between 100% and the Camber Percentage (20%), (y) divided by the Camber Percentage (20%), (z) divided by the number of shares of Viking common stock considered outstanding on a fully diluted basis immediately prior to the merger, rounded up to the nearest one-hundred thousandth (1/100,000th).

3.	Each share of Viking preferred stock outstanding immediately prior to the effective time, will be converted into one (1) share of Camber Series A Preferred Stock, which preferred stock will have the right to vote, and convert into, that number of shares of Camber common stock that its holder would have received in the merger, had such Viking preferred stock been fully converted into Viking common stock immediately prior to the effective time.

4.	Each outstanding option or warrant to purchase shares of Viking common stock (“Viking option”) will be converted into an option or warrant, as applicable, to purchase shares of Camber common stock (“Camber option”), with adjustments to the number of shares and the per share exercise price based on the exchange ratio. The Camber option will have the same other terms and conditions as applied to the corresponding Viking option, including any extended post-termination exercise period that applies following the effective time, except that any then unvested Viking options granted prior to February 3, 2020, will vest at the effective time.

5.	Each outstanding Viking promissory note convertible into Viking common stock (“Viking convertible note”) will be converted into a Camber promissory note convertible into Camber common stock (“Camber option”), with adjustments to the conversion price and number of shares issuable upon conversion and reserved for issuance thereunder based on the exchange ratio. The Camber convertible note will have the same other terms and conditions as applied to the corresponding Viking convertible note.

6.	Each warrant or option to purchase shares of Camber common stock will not be impacted by the merger and will continue to be a warrant or option in respect of Camber common stock following the effective time, subject to the same terms and conditions that were applicable to such warrant or option before the effective time.

7.	There will be no changes to the Camber Series C Preferred Stock or Camber Series A Preferred Stock, except that the exchange ratio of the merger will determine the ultimate voting and conversion rights of such Series A Preferred Stock, as described in the Agreement.

H-2

The Board of Directors
of Camber Energy, Inc.

October 8, 2020

The respective obligations of the parties to effect the Merger will be subject to the satisfaction at or prior to the Effective Time of the following conditions:

1.	The Agreement will have been adopted by the stockholders of Viking by the requisite Viking vote and an increase in authorized shares of Camber common stock sufficient to allow the issuance of the Merger Consideration and the approval of the shares of Camber common stock issuable pursuant to the Transaction will have been approved by the stockholders of Camber by the requisite Camber vote.

2.	The shares of Camber common stock that will be issuable pursuant to the Agreement will have been authorized for listing on the NYSE.

3.	Viking will have arranged to extend the maturity date to June 1, 2021, or later, of the promissory note executed and delivered by Viking in connection with Viking’s oil and gas acquisition closed on or about December 28, 2018, or any promissory note(s) issued in replacement thereof.

4.	Camber will have (i) obtained the consent of the holders of its Series C Preferred Stock for the Merger, which consent will be still be valid and enforceable as of the Closing; and (ii) Camber will not be in breach of any of its agreements with the Series C Preferred Stock holder.

5.	Viking will have received the consent for the Merger from ABC Funding, LLC.

6.	At Closing, the only loan obligations with a maturity date in 2020 that Viking will have will be the series of $13.5 million of convertible debt issued in connection with Viking’s offering completed in December of 2018.

7.	Camber will, subject to approval of Camber’s Series C Preferred Stock holders, have acquired 30% of Elysium as part of a $9,200,000 investment in Viking’s Rule 506(c) offering, and in connection therewith will have received a $9,200,000 promissory note by Viking, accruing interest at 10.5% per annum (collectively, the “Acquisition Note”). The Acquisition Note will be forgiven in the event the Merger closes, and the Acquisition Note will be due 90 days after the date that this Agreement is terminated by any party for any reason, at which time an additional payment will also be due to Camber and payable by Viking in an amount equal to (i) 115.5% of the original principal amount of the Acquisition Note , minus (ii) the amount due to Camber pursuant to the Acquisition Note.

Materials Examined & Due Diligence Performed

As part of our analysis, Mercer Capital visited with management to gain insight into the Company’s and Viking’s historical financial performance, prospective performance, and other factors that led to the decision to enter into the Agreement.

H-3

The Board of Directors
of Camber Energy, Inc.

October 8, 2020

Documents reviewed include:

1.	Agreement and Plan of Merger by and between Viking Energy Group, Inc., and Camber Energy, Inc., dated as of February 3, 2020.

2.	Amended and Restated Agreement and Plan of Merger by and between Viking Energy Group, Inc., and Camber Energy, Inc., dated as of August 31, 2020.

3.	Assignment of Membership Interest, dated effective as of February 3, 2020, entered into by and between Viking Energy Group, Inc., and Camber Energy, Inc.

4.	Viking Energy Group, Inc. Confidential Subscription Package dated as of February 11, 2020.

5.	Various third-party reserve reports for certain oil & gas properties owned by Viking Energy Group, Inc., including:

	a.	Estimates of Reserves and Future Revenue to the Viking Energy Group, Inc. Interest in Certain Oil and Gas Properties located in Louisiana and Texas, as of December 31, 2019 (“Ichor Assets”) based on price and cost parameters specified by Viking Energy Group, Inc. Prepared by Netherland, Sewell & Associates, Inc., in a report dated February 20, 2020.

	b.	Estimates of Reserves and Future Revenue to the Five J.A.B., Inc. Royalty and Overriding Royalty Interest in Certain Oil and Gas Properties located in Louisiana and Texas, as of September 1, 2019, based on price and cost parameters specified by Five J.A.B., Inc. Prepared by Netherland, Sewell & Associates, Inc., in a report dated September 13, 2019.

	c.	Estimates of Reserves and Future Revenue to the Five J.A.B., Inc. Interest in Certain Oil and Gas Properties located in Louisiana and Texas, as of September 1, 2019, based on price and cost parameters specified by Five J.A.B., Inc. Prepared by Netherland, Sewell & Associates, Inc., in a report dated September 13, 2019.

	d.	Forecast of Production and Revenue in and related to the East Mud Lake Field located in Cameron Parish, Louisiana, for Viking Energy Group, Inc. as of July 1, 2019. Prepared by Collarini Associates in a report dated July 17, 2019.

	e.	Reserve Estimate and Economic Analysis for Petrodome Energy, LLC. properties in Texas, Louisiana, and Mississippi as of July 1, 2019. Prepared by Yeager Engineering in a report dated August 13, 2019.

6.	Excel file named “Viking Proforma Cash Model - February 3rd, 2020 (v2.1).xlsx” provided by management.

H-4

The Board of Directors
of Camber Energy, Inc.

October 8, 2020

7.	Executive Summary Presentation, “Financing Scenarios (Confidential),” dated April 2020.

8.	Organizational charts, management biographies, and personnel details for Viking Energy Group, Inc., provided by management.

9.	Various documents filed by Camber Energy, Inc. with the U.S. Securities and Exchange Commission, including:

	a.	Form 10-Q for the quarterly period ended December 31, 2019 and June 30, 2020, filed February 14, 2020 and August 14, 2020, respectively.

	b.	Form 10-K for the fiscal year ended March 31, 2019 and March 31, 2020, filed July 1, 2019 and June 30, 2020, respectively.

	c.	Form 8-Ks filed between February 5, 2020 and September 3, 2020, including associated Exhibits:

		i.	Amended and Restated Agreement and Plan of Merger by and between Viking Energy Group, Inc. and Camber Energy, Inc. dated as of August 31, 2020

		ii.	Camber Energy, Inc. Amended and Restated Certificate of Designations of Preferences, Powers, Rights and Limitations of Series C Redeemable Convertible Preferred Stock as filed with the Secretary of State of Nevada on July 8, 2019, filed on July 9, 2020

		iii.	Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock of Camber Energy, Inc., filed with the Secretary of State of Nevada on August 31, 2020

		iv.	Agreement and Plan of Merger by and Between Viking Energy Group, Inc., and Camber Energy, Inc. dated as of February 3, 2020

		v.	First Amendment to Agreement and Plan of Merger, dated as of May 27, 2020, by and between Viking Energy, Inc. and Camber Energy, Inc. (Filed as Exhibit 2.2 to the Current Report on Form 8-K filed on June 1, 2020

		vi.	Second Amendment to Agreement and Plan of Merger, dated as of June 15, 2020, by and between Viking Energy, Inc. and Camber Energy, Inc. (Filed as Exhibit 2.3 to the Current Report on Form 8-K filed on June 16, 2020

		vii.	Third Amendment to Agreement and Plan of Merger, dated as of June 25, 2020, by and between Viking Energy, Inc. and Camber Energy, Inc.

H-5

The Board of Directors
of Camber Energy, Inc.

October 8, 2020

viii.	Securities Purchase Agreement dated as of June 25, 2020 by and Between Camber Energy, Inc. (Purchaser) and Viking Energy Group, Inc.

ix,	$4,200,000 10.5% Secured Promissory Note Issued by Viking Energy Group, Inc. to Camber Energy, Inc. Dated June 25, 3020

x.	$5,000,000 10.5% Secured Promissory Note Issued by Viking Energy Group, Inc. to Camber Energy, Inc. Dated February 3, 3020

xi.	Amended and Restated Security and Pledge Agreement, dated as of June 25, 2020 by and among Viking Energy Group, Inc. and Camber Energy, Inc

xii.	Security and Pledge Agreement, dated as of June 25, 2020 by and among Viking Energy Group, Inc. and Camber Energy, Inc.

xiii.	Security and Pledge Agreement, dated as of February 3, 2020 by and among Viking Energy Group, Inc. and Camber Energy, Inc.

xiv.	Securities Purchase Agreement dated as of February 3, 2020 by and between Camber Energy, Inc. (Purchaser) and Viking Energy Group, Inc.

xv.	Form of Stock Purchase Agreement relating to the purchase of $6 million in shares of Series C Redeemable Convertible Preferred Stock dated June 22, 2020

xvi.	Form of Stock Purchase Agreement relating to the purchase of $5 million in shares of Series C Redeemable Convertible Preferred Stock dated February 3, 2020

xvii.	Form of Waivers and Amendments to Stock Purchase Agreements dated February 3, 2020, by and between Camber Energy, Inc. and the Investor Named Therein

xviii.	Assignment of Membership Interests by Viking Energy Group, Inc. in favor of Camber Energy, Inc. dated June 25, 2020

xix.	Assignment of Membership Interests by Viking Energy Group, Inc. in favor of Camber Energy, Inc. dated February 3, 2020

xx.	Certificate of Withdrawal of Certificate of Designation of Series A Convertible Preferred Stock filed with the Secretary of State of Nevada on May 15, 2020

H-6

The Board of Directors
of Camber Energy, Inc.

October 8, 2020

		xxi.	Certificate of Withdrawal of Certificate of Designation of Series B Redeemable Convertible Preferred Stock filed with the Secretary of State of Nevada on May 15, 2020

		xvii.	Certificate of Withdrawal of Certificate of Designation of Series D Convertible Preferred Stock filed with the Secretary of State of Nevada on May 15, 2020

		xviii.	Certificate of Withdrawal of Certificate of Designation of Series E Redeemable Convertible Preferred Stock filed with the Secretary of State of Nevada on May 15, 2020

		xviv.	Certificate of Withdrawal of Certificate of Designation of Series F Redeemable Preferred Stock filed with the Secretary of State of Nevada on May 15, 2020

		xxv.	Press Releases dated February 5, 2020 to September 15, 2020

	d.		Other various documents and press releases filed by Camber Energy, Inc.

10.	Various documents filed by Viking Energy Group, Inc. with the U.S. Securities and Exchange Commission, including:

	a.	Form 10-K for the fiscal year ended December 31, 2019, filed March 30, 2020.

	b.	Form 10-Q for the quarterly period ended September 30, 2019 and June 30, 2020, filed November 1, 2019 and August 24, 2020, respectively.

	c.	Form 8-Ks filed between February 5, 2020 and September 15, 2020, including associated Exhibits:

		i.	Agreement and Plan of Merger, dated as of February 3, 2020, by and between Viking Energy Group, Inc. and Camber Energy, Inc.

		ii.	First Amendment to Agreement and Plan of Merger, dated as of May 27, 2020, by and between Viking Energy, Inc. and Camber Energy, Inc.

		iii.	Second Amendment to Agreement and Plan of Merger, dated as of June 15, 2020, by and between Viking Energy, Inc. and Camber Energy, Inc.

		iv.	Third Amendment to Agreement and Plan of Merger, dated as of June 25, 2020, by and between Viking Energy, Inc. and Camber Energy, Inc.

		v.	Amended and Restated Agreement and Plan of Merger, dated as of August 31, 2020, by and between Viking Energy Group, Inc. and Camber Energy, Inc.

H-7

The Board of Directors
of Camber Energy, Inc.

October 8, 2020

v.	Amended and Restated Agreement and Plan of Merger, dated as of August 31, 2020, by and between Viking Energy Group, Inc. and Camber Energy, Inc.

vi.	Certificate of Amendment to Designation of Series C Preferred Stock filed August 31, 2020.

vii.	First Amendment to Term Loan Agreement, effective as of September 1, 2020, by and among Viking Energy Group, Inc.; Elysium Energy, LLC; Elysium Energy Holdings, LLC; Elysium Energy LA, LLC; Elysium Energy TX, LLC; Pointe a La Hache, L.L.C.; Turtle Bayou, L.L.C.; Potash, L.L.C.; Ramos Field, L.L.C.; 405 Woodbine LLC, as Agent, and the Lenders.

viii.	Securities Purchase Agreement, dated as of February 3, 2020, by and between Viking Energy Group, Inc. and Camber Energy, Inc. (Purchaser)

ix.	Securities Purchase Agreement, dated as of June 25, 2020, by and between Camber Energy, Inc. (Purchaser) and Viking Energy Group, Inc.

x.	Securities Purchase Agreement, effective as of September 1, 2020, by and among Viking Energy Group, Inc. and the Lenders.

xi.	Securities Purchase Agreement, dated July 3, 2020, by and between Granite Global Value Investments Ltd. (Purchaser) and Viking Energy Group, Inc.

xii.	$500,000 Promissory Note, issued by Viking Energy Group, Inc. to Granite Global Value Investments Ltd., dated July 3, 2020.

xiii.	$5,000,000 10.5% Secured Promissory Note, dated as of February 3, 2020, Issued by Viking Energy Group, Inc. to Camber Energy, Inc.

xiv.	$4,200,000 10.5% Secured Promissory Note, issued by Viking Energy Group, Inc. to Camber Energy, Inc., dated June 25, 2020

xv.	Security and Pledge Agreement, dated as of February 3, 2020, by and between Viking Energy Group, Inc. and Camber Energy, Inc.

xvi.	Security and Pledge Agreement, dated as of February 3, 2020, by and between Viking Energy Group, Inc. and Camber Energy, Inc.

xvii.	Security and Pledge Agreement, dated as of June 25, 2020, by and between among Viking Energy Group, Inc. and Camber Energy, Inc.

xviii.	Amended and Restated Security and Pledge Agreement, dated as of June 25, 2020, by and between among Viking Energy Group, Inc. and Camber Energy, Inc.

H-8

The Board of Directors
of Camber Energy, Inc.

October 8, 2020

		xix.	Assignment of Membership Interests by Viking Energy Group, Inc. in favor of Camber Energy, Inc. dated February 3, 2020

		xx.	Assignment of Membership Interests by Viking Energy Group, Inc. in favor of Camber Energy, Inc., dated June 25, 2020

		xxi.	Press releases dated February 5, 2020 to September 15, 2020.

	d.	Other various documents and press releases filed by Viking Energy Group, Inc.

11.		Certain other materials provided by management or otherwise obtained by Mercer Capital deemed relevant to prepare this opinion.

In all cases, we relied upon the referenced information without independent verification. This opinion is, therefore, dependent upon the information provided. A material change in critical information relied upon and the underlying analysis performed would necessitate a reassessment to determine the effect, if any, upon our opinion.

We have furthermore assumed that the reserve reports provided to us by management reflect a reasonable assessment of Camber’s and Viking’s future operating and financial performance. Mercer Capital does not express any opinion as to the assumptions underlying such forecasts, nor do we represent or warrant that the projections will be achieved.

Opinion of Fairness

Consistent with Mercer Capital’s engagement letter with you, Mercer Capital is providing this fairness opinion in connection with the Transaction and will receive a fee for such services, which is not contingent upon the conclusion of our analysis.

Mercer Capital has been retained by Camber within the past three years to provide certain valuation and transaction advisory services. Mercer Capital has not been retained by Viking within the past three years to provide any services.

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The Board of Directors
of Camber Energy, Inc.

October 8, 2020

Based upon and subject to the foregoing, as outlined in the foregoing paragraphs and based upon such matters as we considered relevant, it is our opinion as of the date hereof that the Transaction and the Exchange Ratio are fair, from a financial point of view, to the Company’s shareholders.

Mercer Capital has not expressed an opinion as to the price at which any security may trade in the future; nor have we expressed an opinion regarding any compensation that may be paid to management as part of the Transaction. The opinion is necessarily based upon economic, market, financial, and other conditions as they exist, and the information made available to us, as of the date of this letter.

Sincerely,

MERCER CAPITAL

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Annex I

October 6, 2020

Board of Directors

Viking Energy Group, Inc.
15915 Katy Freeway

Suite 450

Houston, Texas 77094

Dear Members of the Board,

As per our engagement letter dated September 23, 2020 (the “Engagement Letter”), the Board of Directors of Viking Energy Group, Inc. (herein referred to as "Viking Energy”, “Viking”, “VKIN”, or the "Company") retained Scalar, LLC (herein referred to as "Scalar," “we”, “our”, or “us”) as an independent, qualified financial advisor to provide an opinion (“Opinion”) as to the fairness, from a financial point of view, to the Company’s stockholders of the consideration that stockholders of VKIN will receive in connection with a proposed merger (the “Merger Consideration”) between the Company and Camber Energy, Inc. (“Camber Energy”, “Camber” or “CEI”) (the “Transaction”).

Overview of the Transaction:

On February 3, 2020 Viking Energy entered into an Agreement and Plan of Merger (“Merger Agreement”, as amended and restated on August 31, 2020, as described below) with Camber Energy, pursuant to which a wholly-owned subsidiary of Camber (“Merger Sub”) will merge with and into Viking (the “Merger”), with Viking surviving the Merger as a wholly-owned subsidiary of Camber.

Effective as of the Merger, outstanding equity interests of Viking will be converted into the right to receive the pro rata share of 80% of Camber’s post-Merger capitalization, taking into account the number of shares of common stock of Camber outstanding on a fully-diluted basis, but without taking into account any shares of common stock which the holder of Camber’s Series C Preferred Stock can receive upon conversion of the Series C Preferred Stock, or a separate series of preferred stock issued in exchange for such Series C Preferred Stock, which has fixed conversion provisions. Holders of Viking Common Stock will have any fractional shares of Company common stock after the Merger rounded up to the nearest whole share.

In connection with the execution of the Merger Agreement, Viking assigned a 25% interest in one of one of its subsidiaries, Elysium Energy Holdings, LLC, to Camber in exchange for a $5,000,000 loan from Camber as of February 3, 2020.

Subsequent to the execution of the Merger Agreement and in association with Viking Energy’s financing needs, Viking assigned a separate and additional 5% interest in Elysium Energy Holdings, LLC, to Camber in exchange for a $4,200,000 loan from Camber on June 25, 2020.

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On August 31, 2020, Viking CEO James Doris relinquished voting control of the Company for the purpose of facilitating the Transaction by amending the voting rights of the Series C preferred shares from 37,500 votes per share to 4,900 votes per share. The Series C preferred shares are now convertible into 4,900 shares of the Company’s Common Stock. Also on August 31, 2020, Viking and Camber entered into an amended and restated Merger Agreement, which provided in part that Viking Series C preferred shares would be exchanged for Camber Series A preferred shares in the Merger.

Scalar’s Procedures and Processes:

In arriving at our Opinion, Scalar performed the following procedures, analyses, and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we:

1)	Discussed the rationale, timeline, and process leading up to the execution of the Merger Agreement as well as the operations, financial condition, future prospects and projected operations, and performance of Viking Energy with the following individuals:

a)	James Doris, Chief Executive Officer of Viking Energy

b)	Frank Barker, Jr., Chief Financial Officer of Viking Energy

2)	Reviewed Viking Energy’s Current Report on Form 8-K dated September 3, 2020, including the Amended and Restated Agreement and Plan of Merger dated August 31, 2020, filed therewith;

3)	Reviewed Viking Energy’s calculation of fully diluted shares for the purpose of calculating the share exchange ratio (“Viking - Fully Diluted Calc. and Potenial Reverse Ratio - Sept. 29, 2020.xlsx”)

4)	Reviewed Camber’s disclosure of common shares outstanding as of September 30, 2020 in an email from Bob Schleizer, Chief Financial Officer of Camber Energy, sent on October 1, 2020 (“Camber's Issued Shares.eml”)

5)	Reviewed Viking Energy’s historical 10-K filings for the fiscal years ending December 31, 2017, December 31, 2018, and December 31, 2019 and 10-Q filing for the period ending June 30, 2020;

6)	Reviewed Viking Energy’s unaudited balance sheet as of July 8, 2020, an email from James Doris detailing Viking’s cash balance as of September 30, 2020, and Viking’s schedule of debt obligations as of September 23, 2020 (“Confidential - Viking Pro forma model - June 9, 2020.xlsx”; “FW_ Updated Fairness Opinion.eml”; & “Viking - Debt Schedule as at Sept. 23, 2020.xlsx”)

7)	Reviewed Viking Energy’s projected financial statements (the “Forecast”) prepared and provided by James Doris related to the estimated future cash flows of Viking Energy (including Viking Energy Management’s views of the risks and uncertainties in achieving such projections under various scenarios)(“Confidential - Viking Pro forma model - June 9, 2020.xlsx”);

8)	Reviewed certain assumptions in the Forecast for reasonableness;

9)	Reviewed Viking Energy’s organizational chart (“Viking Energy - Corporate Structure .pptx”);

10)	Analyzed relevant, publicly available information related to the oil and gas exploration and production industry in general as well as Viking Energy’s website;

11)	Reviewed Camber Energy’s historically observed traded stock price and stock volume;

12)	Performed other analyses, reviewed other information, and considered other factors we deemed appropriate for providing the Opinion.

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Limiting Conditions and Assumptions:

In performing our analysis and rendering this Opinion with respect to the Merger Consideration, we have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of information that was publicly available or was furnished, or otherwise made available to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us inaccurate, incomplete or misleading.

Without limiting the generality of the foregoing, for the purpose of this Opinion, we have assumed with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Viking Energy as to the expected future results of operations and financial condition of the Company. We assume no responsibility for and express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied upon, with your consent, the assumptions of the management of the Company and third party data sources, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Transaction, and that the Company has been advised by counsel as to all legal matters with respect to the Transaction, including whether all procedures required by law in connection with the Transaction have been duly, validly and timely taken.

In arriving at our Opinion, we have assumed that the Transaction will not be modified or amended in any material aspects. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Transaction are correct, (ii) there has been no material change in the assets, financial condition, business or prospects of Viking Energy or Camber Energy since the date of the most recent financial statements and other information made available to us. Additionally, we have assumed that all necessary governmental and regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect Viking Energy or the contemplated benefits to the parties of the Transaction.

In arriving at our Opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of either Viking Energy or Camber Energy, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of Viking Energy under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this Opinion were going concern analyses, assuming the Transaction was consummated. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Viking Energy is a party or may be subject, and at the direction of Viking Energy and with its consent, our Opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

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This Opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this Opinion. We have not undertaken to update, reaffirm or revise this Opinion or otherwise comment upon any events occurring after the date hereof, material information provided to us after the date hereof, or any change in facts or circumstances that occur after the date hereof, and do not have any obligation to update, revise or reaffirm this Opinion.

We have been engaged by Viking Energy to act as its financial advisor and we will receive a fee from Viking Energy for providing our services. We will also receive a fee for rendering this Opinion. No portion of these fees is refundable or contingent upon the consummation of a transaction or the conclusion reached in this Opinion. Pursuant to the Engagement Letter, Scalar’s professional fees for the engagement are $25,000. Previously, Scalar rendered a fairness opinion related to the Transaction for a total fee of $85,000. Viking Energy has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We may, in the future, provide financial advisory and valuation services to Viking Energy and may receive fees for the rendering of such services.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain our independence. While under no obligation to do so, Scalar utilizes a fairness committee to approve fairness opinions in accordance with industry best practices. The fairness committee meets to scrutinize the financial analyses and the associated conclusions. Scalar’s fairness committee is comprised of several professionals with diverse backgrounds in finance and valuation. The fairness committee is further comprised of members of the deal team and other Scalar professionals.

This Opinion is provided to the Board of Directors of Viking Energy in connection with its evaluation of the Transaction and is not intended to be, and does not constitute, a recommendation to any stockholder of Viking Energy as to how such stockholder should act or vote with respect to the Transaction or any other matter. This Opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us or this Opinion be made, without our prior written approval.

This Opinion addresses solely the fairness to the holders of Viking Common Stock of the Merger Consideration, from a financial point of view, and does not address any other terms or agreements relating to the Transaction. We were not requested to opine as to, and this Opinion does not address, the basic business decision to proceed with or effect the Transaction, the market prices of the equity, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to Viking Energy, or the fairness of the Transaction to any other class of securities, creditor or other constituency of Viking Energy.

Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Transaction, or any class of such persons, relative to the consideration to be paid in the Transaction or with respect to the fairness of any such compensation. This letter should not be constructed as creating any fiduciary duty of Scalar to any other party. To the extent any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

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Based upon and subject to the foregoing, it is our opinion that the Merger Consideration is fair, from a financial point of view, to the holders of Viking Common Stock as of October 1, 2020.

Sincerely,

Scalar, LLC

Date: October 6, 2020

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Annex J

NEVADA DISSENTERS’ RIGHTS STATUES

NRS 92A.300  Definitions.  As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

(Added to NRS by 1995, 2086)

NRS 92A.305  “Beneficial stockholder” defined.  “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

(Added to NRS by 1995, 2087)

NRS 92A.310  “Corporate action” defined.  “Corporate action” means the action of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.315  “Dissenter” defined.  “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

(Added to NRS by 1995, 2087; A 1999, 1631)

NRS 92A.320  “Fair value” defined.  “Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:

1.  Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2.  Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3.  Without discounting for lack of marketability or minority status.

(Added to NRS by 1995, 2087; A 2009, 1720)

NRS 92A.325  “Stockholder” defined.  “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.330  “Stockholder of record” defined.  “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.335  “Subject corporation” defined.  “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

(Added to NRS by 1995, 2087)

NRS 92A.340  Computation of interest.  Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

(Added to NRS by 1995, 2087; A 2009, 1721)

NRS 92A.350  Rights of dissenting partner of domestic limited partnership.  A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

(Added to NRS by 1995, 2088)

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NRS 92A.360  Rights of dissenting member of domestic limited-liability company.  The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

(Added to NRS by 1995, 2088)

NRS 92A.370  Rights of dissenting member of domestic nonprofit corporation.

1.  Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2.  Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

(Added to NRS by 1995, 2088)

NRS 92A.380  Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1.  Except as otherwise provided in NRS 92A.370 and 92A.390 and subject to the limitation in paragraph (f), any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

(a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger;

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180; or

(3) If the domestic corporation is a constituent entity in a merger pursuant to NRS 92A.133.

(b) Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

(c) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

(d) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(e) Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

(f) Any corporate action not described in this subsection pursuant to which the stockholder would be obligated, as a result of the corporate action, to accept money or scrip rather than receive a fraction of a share in exchange for the cancellation of all the stockholder’s outstanding shares, except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207. A dissent pursuant to this paragraph applies only to the fraction of a share, and the stockholder is entitled only to obtain payment of the fair value of the fraction of a share.

2.  A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, must not challenge the corporate action creating the entitlement unless the action is unlawful or constitutes or is the result of actual fraud against the stockholder or the domestic corporation.

3.  Subject to the limitations in this subsection, from and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented. If a stockholder exercises the right to dissent with respect to a corporate action described in paragraph (f) of subsection 1, the restrictions of this subsection apply only to the shares to be converted into a fraction of a share and the dividends and distributions to those shares.

(Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189; 2005, 2204; 2007, 2438; 2009, 1721; 2011, 2814; 2019, 109)

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NRS 92A.390  Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger; shares of stock not issued and outstanding on date of first announcement of proposed action.

1.  There is no right of dissent pursuant to paragraph (a), (b), (c) or (f) of subsection 1 of NRS 92A.380 in favor of stockholders of any class or series which is:

(a) A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended;

(b) Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

(c) Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, 15 U.S.C. §§ 80a-1 et seq., as amended, and which may be redeemed at the option of the holder at net asset value, unless the articles of incorporation of the corporation issuing the class or series or the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provide otherwise.

2.  The applicability of subsection 1 must be determined as of:

(a) The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action requiring dissenter’s rights; or

(b) The day before the effective date of such corporate action if there is no meeting of stockholders.

3.  Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action to accept for such shares anything other than:

(a) Cash;

(b) Any security or other proprietary interest of any other entity, including, without limitation, shares, equity interests or contingent value rights, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective; or

(c) Any combination of paragraphs (a) and (b).

4.  There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

5.  There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

6.  There is no right of dissent with respect to any share of stock that was not issued and outstanding on the date of the first announcement to the news media or to the stockholders of the terms of the proposed action requiring dissenter’s rights.

(Added to NRS by 1995, 2088; A 2009, 1722; 2013, 1285; 2019, 110, 2495)

NRS 92A.400  Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1.  A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

2.  A beneficial stockholder may assert dissenter’s rights as to shares held on his or her behalf only if the beneficial stockholder:

(a) Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

(Added to NRS by 1995, 2089; A 2009, 1723)

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NRS 92A.410  Notification of stockholders regarding right of dissent.

1.  If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenter’s rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A.300 to 92A.500, inclusive, must accompany the meeting notice sent to those stockholders of record entitled to exercise dissenter’s rights.

2.  If the corporate action creating dissenter’s rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders of record entitled to assert dissenter’s rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

(Added to NRS by 1995, 2089; A 1997, 730; 2009, 1723; 2013, 1286; 2019, 111)

NRS 92A.420  Prerequisites to demand for payment for shares.

1.  If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment for his or her shares if the proposed action is effectuated; and

(b) Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.

2.  If a proposed corporate action creating dissenter’s rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.

3.  A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

(Added to NRS by 1995, 2089; A 1999, 1631; 2005, 2204; 2009, 1723; 2013, 1286)

NRS 92A.430  Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1.  The subject corporation shall deliver a written dissenter’s notice to all stockholders of record entitled to assert dissenter’s rights in whole or in part, and any beneficial stockholder who has previously asserted dissenter’s rights pursuant to NRS 92A.400.

2.  The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

(Added to NRS by 1995, 2089; A 2005, 2205; 2009, 1724; 2013, 1286)

NRS 92A.440  Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.

1.  A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

(a) Demand payment;

(b) Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2.  If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

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3.  Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

4.  A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5.  The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

(Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189; 2009, 1724)

NRS 92A.450  Uncertificated shares: Authority to restrict transfer after demand for payment.  The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

(Added to NRS by 1995, 2090; A 2009, 1725)

NRS 92A.460  Payment for shares: General requirements.

1.  Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the subject corporation’s principal office is located;

(b) If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

(c) At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

 The court shall dispose of the complaint promptly.

2.  The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares; and

(c) A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

(Added to NRS by 1995, 2090; A 2007, 2704; 2009, 1725; 2013, 1287)

NRS 92A.470  Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.

1.  A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

2.  To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall notify the dissenters described in subsection 1:

(a) Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

(b) Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

(c) That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

(d) That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

(e) That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

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3.  Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4.  Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

      (Added to NRS by 1995, 2091; A 2009, 1725; 2013, 1287)

NRS 92A.480  Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1.  A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2.  A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

      (Added to NRS by 1995, 2091; A 2009, 1726)

NRS 92A.490  Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1.  If a demand for payment pursuant to NRS 92A.480 remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2.  A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in this State, the right to dissent arose from a merger, conversion or exchange and the principal office of the surviving entity, resulting entity or the entity whose shares were acquired, whichever is applicable, is located in this State, it shall commence the proceeding in the county where the principal office of the surviving entity, resulting entity or the entity whose shares were acquired is located. In all other cases, if the principal office of the subject corporation is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3.  The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4.  The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5.  Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

(Added to NRS by 1995, 2091; A 2007, 2705; 2009, 1727; 2011, 2815; 2013, 1288)

NRS 92A.500  Assessment of costs and fees in certain legal proceedings.

1.  The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

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2.  The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3.  If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4.  In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5.  To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6.  This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of NRS 17.117 or N.R.C.P. 68.

(Added to NRS by 1995, 2092; A 2009, 1727; 2015, 2566; 2019, 276)

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

As authorized by Section 78.751 of the NRS, Camber may indemnify its officers and directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, involving such persons in their capacities as officers and directors, so long as such persons (1) are not liable pursuant to Section 78.138 of the NRS or (2) acted in good faith and in a manner which they reasonably believed to be in or not opposed to Camber’s best interests, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that the conduct was unlawful. If the legal proceeding, however, is by or in Camber’s right, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he is adjudged to be liable for negligence or misconduct in the performance of his duty to us unless a court determines otherwise.

Under Nevada law, corporations may also purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director or officer (or is serving at our request as a director or officer of another corporation) for any liability asserted against such person and any expenses incurred by him in his capacity as a director or officer. These financial arrangements may include trust funds, self-insurance programs and guaranties.

Camber’s amended articles of incorporation provide that Camber’s directors and officers shall not be personally liable to Camber or Camber’s stockholders for damages for breach of such directors’ or officers’ fiduciary duty, but do not eliminate liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of the NRS. The effect of this provision of Camber’s articles of incorporation, as amended, is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on behalf of Camber) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations described above or defined by statute.

Camber’s bylaws, as amended, provide that Camber shall indemnify every (i) present or former director, advisory director or officer of Camber, (ii) any person who while serving in any of the capacities referred to in clause (i) served at Camber’s request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and (iii) any person nominated or designated by (or pursuant to authority granted by) the Board of Directors or any committee thereof to serve in any of the capacities referred to in clauses (i) or (ii) (each, an “Indemnitee”). Camber’s bylaws provide that Camber shall indemnify each Indemnitee against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement and reasonable expenses actually incurred by the Indemnitee in connection with any proceeding in which Camber was, is or is threatened to be named as a defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, if it is determined that the Indemnitee (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in Camber’s best interests and, in all other cases, that his conduct was at least not opposed to Camber’s best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to Camber or is found liable on the basis that personal benefit was improperly received by the Indemnitee, the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his duty to Camber. Camber believes that the indemnification provisions in its articles of incorporation, as amended, and bylaws, as amended, are necessary to attract and retain qualified persons as directors and officers.

Camber’s bylaws provide that no indemnification shall be made in respect to any proceeding in which such Indemnitee has been (i) found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the Indemnitee’s official capacity, or (ii) found liable to Camber. The termination of any proceeding by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a), (b) or (c) in the preceding paragraph. An Indemnitee shall be deemed to have been found liable in respect of any claim, issue or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom. Reasonable expenses shall, include, without limitation, all court costs and all fees and disbursements of attorneys’ fees for the Indemnitee. The indemnification provided shall be applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven.

Neither Camber’s bylaws nor its articles of incorporation include any specific indemnification provisions for Camber’s officers or directors against liability under the Securities Act. Additionally, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Camber pursuant to the foregoing provisions, or otherwise, Camber has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Camber maintains directors’ and officers’ liability insurance that, in general, insures: (i) Camber’s directors and officers against loss by reason of any of their wrongful acts; and (ii) Camber against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

Item 21. Exhibits and Financial Statement Schedules

The following exhibits are filled herewith or incorporated herein by reference:

EXHIBIT INDEX

Exhibit No.	Description
2.1+	Agreement and Plan of Merger by and Between Viking Energy Group, Inc., and Camber Energy, Inc. dated as of February 3, 2020 (Filed as Exhibit 2.1 to Camber’s Report on Form 8-K, filed with the Commission on February 5, 2020 and incorporated herein by reference) (File No. 001-32508)
2.2	First Amendment to Agreement and Plan of Merger by and Between Viking Energy Group, Inc., and Camber Energy, Inc. dated as of May 27, 2020 (Filed as Exhibit 2.2 to Camber’s Report on Form 8-K, filed with the Commission on June 1, 2020 and incorporated herein by reference) (File No. 001-32508)
2.3	Second Amendment to Agreement and Plan of Merger, dated as of June 16, 2020, by and between Viking Energy, Inc. and Camber Energy, Inc. (Filed as Exhibit 2.3 to Camber’s Report on Form 8-K, filed with the Commission on June 16, 2020 and incorporated herein by reference) (File No. 001-32508)
2.4	Third Amendment to Agreement and Plan of Merger, dated as of June 25, 2020, by and between Viking Energy, Inc. and Camber Energy, Inc. (Filed as Exhibit 2.4 to Camber’s Report on Form 8-K, filed with the Commission on June 26, 2020 and incorporated herein by reference) (File No. 001-32508)
2.5+	Amended and Restated Agreement and Plan of Merger by and Between Viking Energy Group, Inc., and Camber Energy, Inc. dated as of August 31, 2020 (Filed as Exhibit 2.1 to Camber’s Report on Form 8-K, filed with the Commission on September 3, 2020 and incorporated herein by reference) (File No. 001-32508)
2.6	First Amendment to Amended and Restated Agreement and Plan of Merger by and Between Viking Energy Group, Inc., and Camber Energy, Inc. dated as of October 9, 2020 (Filed as Exhibit 2.1 to Camber’s Report on Form 8-K, filed with the Commission on October 9, 2020 and incorporated herein by reference) (File No. 001-32508)
3.1	Articles of Incorporation (Filed as Exhibit 3.1 to Camber’s Annual Report on Form 10-KSB for the fiscal year ended November 30, 2005 filed with the SEC on February 14, 2006, and incorporated herein by reference)(File No. 000-51414)

3.2	Certificate of Amendment to Articles of Incorporation (Incorporated by reference herein to Exhibit B to Camber’s Information Statement on Schedule 14C filed with the SEC on June 1, 2006) (File No. 000-51414)
3.3	Certificate of Amendment to Articles of Incorporation (Incorporated by reference herein to Exhibit B to Camber’s Information Statement on Schedule 14C filed with the SEC on February 20, 2007)(File No. 000-51414)
3.4	Certificate of Amendment to Articles of Incorporation (Incorporated by reference herein to Exhibit B to Camber’s Proxy Statement on Schedule 14A filed with the SEC on March 11, 2010) (File No. 001-32508)
3.5	Certificate of Amendment to Articles of Incorporation (Filed as Exhibit 3.1 to Camber’s Report on Form 8-K, filed with the Commission on January 11, 2011, and incorporated herein by reference)(File No. 001-32508)
3.6	Certificate of Amendment to Articles of Incorporation (1-for-25 Reverse Stock Split of Common Stock) (Filed as Exhibit 3.1 to Camber’s Report on Form 8-K, filed with the Commission on July 2, 2015, and incorporated herein by reference)(File No. 001-32508)
3.7	Certificate of Amendment to the Articles of Incorporation, amending Camber’s name to “Camber Energy, Inc.”, filed with the Secretary of State of Nevada on January 3, 2017 (Filed as Exhibit 3.1 to Camber’s Quarterly Report on Form 10-Q, filed with the Commission on February 14, 2017, and incorporated herein by reference)(File No. 001-32508)
3.8	Certificate of Amendment to Camber’s Articles of Incorporation to increase the number of our authorized shares of common stock from 200,000,000 to 500,000,000, as filed with the Secretary of State of Nevada on January 10, 2018 (Filed as Exhibit 3.1 to Camber’s Report on Form 8-K, filed with the Commission on January 12, 2018 and incorporated herein by reference) (File No. 001-32508)
3.9	Certificate of Amendment to Articles of Incorporation (1-for-25 Reverse Stock Split of Common Stock) filed with the Nevada Secretary of State on March 1, 2018, and effective March 5, 2018 (Filed as Exhibit 3.1 to Camber’s Report on Form 8-K, filed with the Commission on March 2, 2018 and incorporated herein by reference) (File No. 001-32508)
3.10	Certificate of Change Pursuant to Nevada Revised Statutes Section 78.209, as filed by Camber Energy, Inc. with the Secretary of State of the State of Nevada on December 20, 2018 (Filed as Exhibit 3.1 to Camber’s Report on Form 8-K, filed with the Commission on December 26, 2018 and incorporated herein by reference)(File No. 001-32508)
3.11	Certificate of Amendment to Camber’s Articles of Incorporation to increase the number of our authorized shares of common stock from 20,000,000 to 250,000,000, as filed with the Secretary of State of Nevada on April 10, 2019 (Filed as Exhibit 3.1 to Camber’s Report on Form 8-K, filed with the Commission on April 11, 2019, and incorporated herein by reference)(File No. 001-32508)
3.12	Certificate of Amendment to Articles of Incorporation (1-for-25 Reverse Stock Split of Common Stock) filed with the Nevada Secretary of State on July 3, 2019, and effective July 8, 2019 (Filed as Exhibit 3.1 to Camber’s Report on Form 8-K, filed with the Commission on July 8, 2019 and incorporated herein by reference) (File No. 001-32508)
3.13	Camber Energy, Inc. Amended and Restated Certificate of Designations of Preferences, Powers, Rights and Limitations of Series C Redeemable Convertible Preferred Stock as filed with the Secretary of State of Nevada on July 8, 2019 (Filed as Exhibit 3.1 to Camber’s Report on Form 8-K, filed with the Commission on July 9, 2019 and incorporated herein by reference) (File No. 001-32508)
3.14	State of Delaware Certificate of Merger of Domestic Corporation Into Domestic Limited Liability Company, filed with the Secretary of State of Delaware on July 10, 2019, and effective July 9, 2019, merging Camber Energy Merger Sub 2, Inc. into Lineal Star Holdings LLC (Filed as Exhibit 3.8 to Camber’s Quarterly Report on Form 10-Q, filed with the Commission on August 14, 2019 and incorporated herein by reference) (File No. 001-32508)
3.15	Certificate of Change Pursuant to Nevada Revised Statutes Section 78.209, filed by Camber Energy, Inc. with the Secretary of State of Nevada on October 25, 2019 and effective on October 29, 2019 (Filed as Exhibit 3.1 to Camber’s Current Report on Form 8-K, filed with the Commission on October 29, 2019 and incorporated herein by reference) (File No. 001-32508)

3.16	Certificate of Amendment to Articles of Incorporation (Increase in Authorized Common Stock to 25 Million Shares) filed with the Nevada Secretary of State on April 16, 2020, and effective April 16, 2020
3.17	Certificate of Withdrawal of Certificate of Designation of Series A Convertible Preferred Stock filed with the Secretary of State of Nevada on May 15, 2020 (Filed as Exhibit 3.1 to Camber’s Report on Form 8-K, filed with the Commission on May 19, 2020, and incorporated herein by reference)(File No. 001-32508)
3.18	Certificate of Withdrawal of Certificate of Designation of Series B Redeemable Convertible Preferred Stock filed with the Secretary of State of Nevada on May 15, 2020 (Filed as Exhibit 3.2 to Camber’s Report on Form 8-K, filed with the Commission on May 19, 2020, and incorporated herein by reference)(File No. 001-32508)
3.19	Certificate of Withdrawal of Certificate of Designation of Series D Convertible Preferred Stock filed with the Secretary of State of Nevada on May 15, 2020 (Filed as Exhibit 3.3 to Camber’s Report on Form 8-K, filed with the Commission on May 19, 2020, and incorporated herein by reference)(File No. 001-32508)
3.20	Certificate of Withdrawal of Certificate of Designation of Series E Redeemable Convertible Preferred Stock filed with the Secretary of State of Nevada on May 15, 2020 (Filed as Exhibit 3.4 to Camber’s Report on Form 8-K, filed with the Commission on May 19, 2020, and incorporated herein by reference)(File No. 001-32508)
3.21	Certificate of Withdrawal of Certificate of Designation of Series F Redeemable Preferred Stock filed with the Secretary of State of Nevada on May 15, 2020 (Filed as Exhibit 3.5 to Camber’s Report on Form 8-K, filed with the Commission on May 19, 2020, and incorporated herein by reference)(File No. 001-32508)
3.22	Certificate of Designations of Preferences, Rights and Limitations of Series a Convertible Preferred Stock of Camber Energy, Inc., filed with the Secretary of State of Nevada on August 31, 2020 (Filed as Exhibit 3.1 to Camber’s Report on Form 8-K, filed with the Commission on September 3, 2020, and incorporated herein by reference)(File No. 001-32508)
3.23	Amended and Restated Bylaws (effective March 29, 2016) (Filed as Exhibit 3.1 to Camber’s Report on Form 8-K, filed with the Commission on April 1, 2016, and incorporated herein by reference)(File No. 001-32508)
4.1	Description of Securities of the Registrant (Filed as Exhibit 4.1 to Camber’s Annual Report on Form 8-K, filed with the Commission on June 29, 2020, and incorporated herein by reference)(File No. 001-32508)
5.1%	Opinion of The McGeary Law Firm, P.C. as to the validity of Camber’s common stock being registered.
8.1*	Opinion of Brunson Chandler & Jones, PLLC as to certain tax matters
10.1	Form of Indemnification Agreement of Officers and Directors (Filed as Exhibit 10.5 to Camber’s Report on Form 8-K, filed with the Commission on July 9, 2019 and incorporated herein by reference) (File No. 001-32508)
10.2+	Form of Stock Purchase Agreement relating to the purchase of $5 million in shares of Series C Redeemable Convertible Preferred Stock dated February 3, 2020 (Filed as Exhibit 10.1 to Camber's Report on Form 8-K, filed with the Commission on February 5, 2020 and incorporated herein by reference) (File No. 001-32508)
10.3	Form of Waivers and Amendments to Stock Purchase Agreements dated February 3, 2020, by and between Camber Energy, Inc. and the Investor Named Therein (Filed as Exhibit 10.2 to Camber’s Report on Form 8-K, filed with the Commission on February 5, 2020 and incorporated herein by reference) (File No. 001-32508)
10.4+	Securities Purchase Agreement dated as of February 3, 2020 by and Between Camber Energy, Inc. (Purchaser) and Viking Energy Group, Inc. (Filed as Exhibit 10.3 to Camber’s Report on Form 8-K, filed with the Commission on February 5, 2020 and incorporated herein by reference) (File No. 001-32508)
10.5	$5,000,000 10.5% Secured Promissory Note Issued by Viking Energy Group, Inc. to Camber Energy, Inc. Dated February 3, 3020 (Filed as Exhibit 10.4 to Camber’s Report on Form 8-K, filed with the Commission on February 5, 2020 and incorporated herein by reference) (File No. 001-32508)

10.6	Security and Pledge Agreement, dated as of February 3, 2020 by and among Viking Energy Group, Inc. and Camber Energy, Inc. (Filed as Exhibit 10.5 to Camber’s Report on Form 8-K, filed with the Commission on February 5, 2020 and incorporated herein by reference) (File No. 001-32508)
10.7	Security and Pledge Agreement, dated as of February 3, 2020 by and among Viking Energy Group, Inc. and Camber Energy, Inc. (Filed as Exhibit 10.6 to Camber’s Report on Form 8-K, filed with the Commission on February 5, 2020 and incorporated herein by reference) (File No. 001-32508)
10.8	Assignment of Membership Interests by Viking Energy Group, Inc. in favor of Camber Energy, Inc. dated February 3, 2020 (Filed as Exhibit 10.7 to Camber’s Report on Form 8-K, filed with the Commission on February 5, 2020 and incorporated herein by reference) (File No. 001-32508)
10.9+	Securities Purchase Agreement dated as of June 25, 2020 by and Between Camber Energy, Inc. (Purchaser) and Viking Energy Group, Inc. (Filed as Exhibit 10.1 to Camber’s Report on Form 8-K, filed with the Commission on June 26, 2020 and incorporated herein by reference) (File No. 001-32508)
10.10	$5,000,000 10.5% Secured Promissory Note Issued by Viking Energy Group, Inc. to Camber Energy, Inc. Dated June 25, 2020 (Filed as Exhibit 10.2 to Camber’s Report on Form 8-K, filed with the Commission on June 26, 2020 and incorporated herein by reference) (File No. 001-32508)
10.11	Security and Pledge Agreement, dated as of June 25, 2020 by and among Viking Energy Group, Inc. and Camber Energy, Inc. (Filed as Exhibit 10.3 to Camber’s Report on Form 8-K, filed with the Commission on June 26, 2020 and incorporated herein by reference) (File No. 001-32508)
10.12	Amended and Restated Security and Pledge Agreement, dated as of June 25, 2020 by and among Viking Energy Group, Inc. and Camber Energy, Inc. (Filed as Exhibit 10.4 to Camber’s Report on Form 8-K, filed with the Commission on June 26, 2020 and incorporated herein by reference) (File No. 001-32508)
10.13	Assignment of Membership Interests by Viking Energy Group, Inc. in favor of Camber Energy, Inc. dated June 25, 2020 (Filed as Exhibit 10.5 to Camber’s Report on Form 8-K, filed with the Commission on June 26, 2020 and incorporated herein by reference) (File No. 001-32508)
10.14***	Past Service Payment and Success Bonus Agreement dated August 31, 2020, with Louis G. Schott (Filed as Exhibit 10.4 to Camber’s Report on Form 8-K, filed with the Commission on September 3, 2020 and incorporated herein by reference) (File No. 001-32508)
10.15***	Past Service Payment and Success Bonus Agreement dated August 31, 2020, with Robert Schleizer (Filed as Exhibit 10.5 to Camber’s Report on Form 8-K, filed with the Commission on September 3, 2020 and incorporated herein by reference) (File No. 001-32508)
10.16***	Past Service Payment and Success Bonus Agreement dated August 31, 2020, with Fred Zeidman (Filed as Exhibit 10.6 to Camber’s Report on Form 8-K, filed with the Commission on September 3, 2020 and incorporated herein by reference) (File No. 001-32508)
10.17***	Past Service Payment and Success Bonus Agreement dated August 31, 2020, with James G. Miller (Filed as Exhibit 10.7 to Camber’s Report on Form 8-K, filed with the Commission on September 3, 2020 and incorporated herein by reference) (File No. 001-32508)
10.18***	Engagement Letter with Fides Energy LLC/Louis G. Schott dated May 25, 2018 (Filed as Exhibit 10.3 to the Company’s Report on Form 8-K, filed with the Commission on May 25, 2018 and incorporated herein by reference) (File No. 001-32508)
10.19***	First Amendment to May 25, 2018 Engagement Letter with Fides Energy LLC/Louis G. Schott dated August 31, 2020 (Filed as Exhibit 10.9 to the Company’s Report on Form 8-K, filed with the Commission on September 3, 2020 and incorporated herein by reference) (File No. 001-32508)
10.20***	December 1, 2017 Letter Agreement between Camber Energy, Inc. and BlackBriar Advisors LLC (Filed as Exhibit 10.41 to the Company’s Annual Report on Form 10-K, filed with the Commission on July 1, 2019, and incorporated herein by reference)(File No. 001-32508)
10.21***	First Amendment to December 1, 2017 Letter Agreement between Camber Energy, Inc. and BlackBriar Advisors LLC dated August 31, 2020 (Filed as Exhibit 10.11 to the Company’s Report on Form 8-K, filed with the Commission on September 3, 2020 and incorporated herein by reference) (File No. 001-32508)
16.1	Letter dated August 2, 2018 from GBH CPAs, PC to the Securities and Exchange Commission (Filed as Exhibit 16.1 to Camber’s Report on Form 8-K, filed with the Commission on August 2, 2018 and incorporated herein by reference) (File No. 001-32508)
21.1	Subsidiaries (Filed as Exhibit 21.1 to Camber’s Annual Report on Form 10-K, filed with the Commission on June 29, 2020 and incorporated herein by reference) (File No. 001-32508)

23.1*	Consent of Marcum LLP
23.2*	Consent of Turner, Stone & Company, L.L.P.
23.3*	Consent of Graves & Co. Consulting LLC
23.4*	Consent of Brunson Chandler & Jones, PLLC (included in the opinion filed as Exhibit 8.1)
24.1	Power of Attorney (included on the signature page of the Registration Statement on Form S-4 filed by Camber with the Commission on June 4, 2020)
99.1	Report of Graves & Co. Consulting LLC (Filed as Exhibit 99.1 to Camber’s Annual Report on Form 10-K for the year ended March 31, 2020, filed with the Commission on June 29, 2020 and incorporated herein by reference) (File No. 001-32508)
99.2*	Consent of Mercer Capital Management, Inc.
99.3*	Consent of Scalar, LLC
99.4	Form of Camber Energy, Inc. proxy card for the Camber special meeting (Filed as Exhibit 99.4 to Camber's Registration on Form S-4/A (Amendment No. 1), filed with the Commission on September 4, 2020 and incorporated herein by reference)(File No. 333-238927)
99.5	Form of Viking Energy Group, Inc. proxy card for the Viking special meeting (Filed as Exhibit 99.4 to Camber's Registration on Form S-4/A (Amendment No. 1), filed with the Commission on September 4, 2020 and incorporated herein by reference)(File No. 333-238927)

* Exhibits filed herewith.

** Exhibits furnished herewith.

*** Management contract or compensatory plan.

+ Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) and/or Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Commission upon request; provided, however that Camber may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act, for any schedule or exhibit so furnished.

% To be filed by amendment.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on October 14, 2020.

Camber Energy, Inc.

By:	/s/ Louis G. Schott
Name:	Louis G. Schott
Title:	Interim Chief Executive Officer (Principal Executive Officer)

By:	/s/ Robert Schleizer
Name:	Robert Schleizer
Title:	Chief Financial Officer and Director (Principal Financial/Accounting Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Louis G. Schott and Robert Schleizer his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated opposite his/her name.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Louis G. Schott		Interim Chief Executive Officer	October 14, 2020
Louis G. Schott		(Principal Executive Officer)

/s/ Robert Schleizer		Chief Financial Officer	October 14, 2020
Robert Schleizer		(Principal Financial and Accounting Officer) and Director

/s/ *			October 14, 2020
Fred S. Zeidman		Director

/s/ *			October 14, 2020
James Miller		Director

* By:	/s/ Robert Schleizer
Robert Schleizer, Attorney-In-Fact